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As Filed with the Securities and Exchange Commission on June 2, 2005

Registration No. 333-124340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IAC/INTERACTIVECORP
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4833 (Primary Standard Industrial Classification Code Numbers)	59-2712887 (I.R.S. Employer Identification Number)
152 West 57th Street New York, New York 10019 (212) 314-7300 (Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Gregory R. Blatt, Esq.
Executive Vice President, General Counsel and Secretary
IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019
(212) 314-7300
(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent For Service)
Copies to:
David C. Karp Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Brett M. Robertson Ask Jeeves, Inc. 555 12th Street, Suite 500 Oakland, California 94607 (510) 985-7400	Douglas D. Smith Peter T. Heilmann Gibson, Dunn & Crutcher One Montgomery Street, Suite 3100 San Francisco, CA 94104 (415) 393-8200

        Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

        If the securities registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Securities Act"), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.01 per share	94,964,158(1)	N/A	$2,057,029(2)	$242,110(3)

(1)
Based on the maximum number of shares of common stock, par value $0.01 per share, of the registrant ("IAC common stock") that may be issued in connection with the merger described in the enclosed proxy statement/prospectus, calculated as the product of (a) 74,963,813, multiplied by (b) 1.2668, the exchange ratio in the merger. Outstanding shares exclude shares of Ask Jeeves common stock held by Ask Jeeves or any subsidiary of Ask Jeeves.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) and Rule 457(c) under the Securities Act, based on the product of (a) 74,963,813, multiplied by (b) $27.44, the average of the high and low sale prices for shares of Ask Jeeves common stock as reported on the Nasdaq National Market on April 21, 2005.

(3)
Reflects the product of (a) 0.00011770 multiplied by (b) the Proposed Maximum Aggregate Offering Price for shares of IAC common stock.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, dated June 2, 2005

PROXY STATEMENT/PROSPECTUS
PROPOSED MERGER—YOUR VOTE IS IMPORTANT

To the Stockholders of Ask Jeeves, Inc.:

        I am writing to you today about our proposed merger with IAC/InterActiveCorp. The board of directors of Ask Jeeves has unanimously approved the agreement and plan of merger and reorganization pursuant to which IAC will acquire Ask Jeeves. In order to complete the merger, the holders of a majority of the outstanding shares of Ask Jeeves common stock must adopt the merger agreement. Your board of directors has unanimously determined that the terms of the merger agreement and the merger are advisable, fair to and in the best interests of our stockholders. Therefore, your board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement and thereby authorize the merger.

        In the merger, a subsidiary of IAC will merge with and into Ask Jeeves, and Ask Jeeves will become a wholly-owned subsidiary of IAC. As a result of the merger, Ask Jeeves stockholders will be entitled to receive 1.2668 shares of IAC common stock in exchange for each share of Ask Jeeves common stock. We are excited by the opportunities we envision for Ask Jeeves once it becomes a wholly-owned subsidiary of IAC.

        Shares of IAC common stock are listed on the Nasdaq National Market under the symbol "IACI." The closing price of one share of IAC common stock on [    •    ], 2005, the last trading day preceding the date of this proxy statement/prospectus, was $[    •    ]. A total of 94,964,158 shares of IAC common stock is being registered in connection with the merger.

        As further described in this proxy statement/prospectus, including Appendix E, IAC anticipates that, shortly after completion of the merger, it will effect a spin-off of its travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor by means of a tax-free reclassification of IAC's capital stock. You are not being asked to vote on the spin-off or on any of the IAC proposals described in Appendix E, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger.

        You will be asked to vote on the merger at a special meeting of Ask Jeeves stockholders to be held on [    •    ], 2005, at [10:00 a.m.] local time at the Oakland Marriott City Center Hotel, 1001 Broadway, Oakland, California. Only stockholders who hold shares of Ask Jeeves common stock at the close of business on [    •    ], 2005, the record date for the special meeting, are entitled to vote at the special meeting.

        Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote by completing and signing the enclosed proxy card and mailing it to Ask Jeeves TODAY to ensure that your shares are voted at the special meeting. This proxy statement/prospectus provides you with detailed information about the merger, the special meeting and the proposed spin-off transaction. Please read carefully this entire document when considering how to vote, including the attached appendices and in particular the risk factors beginning on page 23.

        Thank you for your vote and continued support of Ask Jeeves.

A. George (Skip) Battle Executive Chairman of the Board Ask Jeeves, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by IAC under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [    •    ], 2005, and is first being mailed to Ask Jeeves stockholders on or about [    •    ], 2005.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Ask Jeeves, Inc.:

        We will hold a special meeting of stockholders of Ask Jeeves, Inc., a Delaware corporation (referred to as "Ask Jeeves"), on [    •    ], 2005, at [10:00 a.m.] local time at the Oakland Marriott City Center Hotel, 1001 Broadway, Oakland, California for the following purposes:

    •
    to vote on a proposal to adopt the Agreement and Plan of Merger and Reorganization (referred to as the "merger agreement"), dated as of March 21, 2005, by and among IAC/InterActiveCorp (referred to as "IAC"), AJI Acquisition Corp., a wholly-owned subsidiary of IAC (referred to as "Merger Sub"), and Ask Jeeves, pursuant to which Merger Sub will be merged with and into Ask Jeeves, with Ask Jeeves surviving the merger and becoming a wholly-owned subsidiary of IAC; and

    •
    to transact any other business that properly comes before the special meeting.

        Your board of directors has:

    •
    unanimously determined that the proposed merger is advisable, fair to and in the best interests of our stockholders; and

    •
    unanimously approved the terms of the merger agreement you are being asked to adopt.

        Your board of directors unanimously recommends that you and the other Ask Jeeves stockholders vote FOR the adoption of the merger agreement.

        The proposal to adopt the merger agreement is described in more detail in the accompanying proxy statement/prospectus and its appendices, which you should read in their entirety before voting.

        Only Ask Jeeves stockholders of record at the close of business on [    •    ], 2005, the record date for the special meeting, are entitled to notice of and to vote at the special meeting.

        Your vote is important, regardless of the number of shares you own. We cannot complete the merger unless a majority of the shares of Ask Jeeves common stock outstanding as of the close of business on [    •    ], 2005 vote to adopt the merger agreement. Please vote your shares TODAY!

        We are not asking you to send any stock certificates to us at this time. If the merger is completed, you will receive instructions regarding where to send your stock certificates and how to surrender your shares in exchange for the merger consideration to which you are entitled.

By Order of the Board of Directors,
A. George (Skip) Battle Executive Chairman of the Board

Oakland, California
[    •    ], 2005

IMPORTANT

        This document, which is sometimes referred to as this "proxy statement/prospectus," constitutes a proxy statement of Ask Jeeves to Ask Jeeves stockholders with respect to the solicitation of proxies for the special meeting described within and a prospectus of IAC for the shares of IAC common stock that IAC will issue to Ask Jeeves stockholders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this proxy statement/prospectus incorporates important business and financial information about IAC, Ask Jeeves and their affiliates that is contained in documents filed with the SEC and that is not included in or delivered with this proxy statement/prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See "Where You Can Find More Information" beginning on page 132. You may also obtain copies of these documents, without charge, from IAC and from Ask Jeeves by writing or calling:

IAC/InterActiveCorp Carnegie Hall Tower 152 West 57th Street, 42nd Floor New York, NY 10019 (212) 314-7400 Attention: Investor Relations	Ask Jeeves, Inc. 555 12th Street, Suite 500 Oakland, CA 94607 (510) 985-7400 Attention: Investor Relations

        You also may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MacKenzie Partners, Inc., the proxy solicitor for the merger, at the following address, email address and telephone number:

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com
1-800-322-2885

        In order to obtain delivery of these documents prior to the special meeting, you should request the documents no later than [    •    ], 2005.

>Note Regarding Terminology Used

        Except as otherwise specifically noted, throughout this proxy statement/prospectus:

  •
  references to "shares of Ask Jeeves common stock" or "Ask Jeeves common shares" refer to shares of Ask Jeeves common stock, par value $0.001 per share;

  •
  references to "outstanding shares of Ask Jeeves common stock" or "outstanding Ask Jeeves common shares" do not include shares held by Ask Jeeves or by any wholly-owned subsidiary of Ask Jeeves;

  •
  references to "the merger" refer to the proposed merger of AJI Acquisition Corp., a wholly-owned subsidiary of IAC, with and into Ask Jeeves pursuant to the Agreement and Plan of Merger and Reorganization that you are being asked to adopt at the special meeting, and as a result of which Ask Jeeves will become a wholly-owned subsidiary of IAC;

  •
  references to the "merger agreement" are to the Agreement and Plan of Merger and Reorganization, pursuant to which the merger would occur;

  •
  the term "spin-off" refers to the proposed tax-free reclassification transaction whereby IAC stockholders will receive a proportionate amount of capital stock of Expedia, as described in greater detail in Appendix E to this proxy statement/prospectus;

  •
  the term "IAC," when used with respect to any periods prior to the spin-off described herein, refers to IAC/InterActiveCorp, a Delaware corporation, and its wholly-owned subsidiaries, including IAC's travel and travel-related businesses, subsidiaries and investments, as well as TripAdvisor;

  •
  the term "IAC," when used with respect to any periods following the spin-off described in this document, refers to IAC/InterActiveCorp, a Delaware corporation, and its wholly-owned subsidiaries, other than TripAdvisor and those travel and travel-related businesses, subsidiaries and investments that Expedia will own following the spin-off;

  •
  the term "Expedia," when used with respect to any periods prior to the spin-off, refers to Expedia, Inc., a Delaware corporation and a wholly-owned subsidiary of IAC, formed to effectuate the spin-off; and

  •
  the term "Expedia," when used with respect to any periods following the spin-off, refers to Expedia, Inc., a Delaware corporation, which will own IAC's travel and travel-related businesses, subsidiaries and investments (other than TV Travel Shop and Interval International, which IAC will retain) and TripAdvisor.

        In "Questions and Answers About the Merger" and in the "Summary" below, we highlight selected information from this proxy statement/prospectus, including information set forth in Appendix E concerning the spin-off and related IAC proposals. However, we may not have included all of the information that may be important to you. To better understand the merger agreement, the merger and the spin-off, and for a description of their legal terms and conditions, you should carefully read this entire proxy statement/prospectus, including the attached appendices, as well as the other documents that are incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 132.

i

IAC's Reasons for the Merger	73
Material United States Federal Income Tax Consequences	74
Appraisal Rights	76
Regulatory Approvals Required for the Merger	76
Certain Effects of the Merger	77
Accounting Treatment for the Merger	77
Resale of IAC Common Stock	77
INTERESTS OF CERTAIN PERSONS IN THE MERGER	78
Ask Jeeves Stock Held by Directors and Executive Officers	78
Stock Options	79
Acceleration of Stock Options	79
Conditional Stock Award to Messrs. Berkowitz and Sordello	80
Severance Benefit Letters	80
Employment Agreement with Mr. Berkowitz	81
Indemnification of Directors and Officers; Directors' and Officers' Insurance	82
Mr. Battle's Appointment to the Expedia Board of Directors	83
Other Material Contracts or Arrangements Between Ask Jeeves and IAC	83
THE MERGER AGREEMENT	84
General Terms of the Merger Agreement	84
Treatment of Securities in the Merger	84
Exchange of Certificates	85
Representations and Warranties	87
Covenants	87
Conditions to the Merger	92
Termination of the Merger Agreement; Effects of Termination; Termination Fee	94
Amendment; Extension; Waiver	97
Fees and Expenses	97
IAC/INTERACTIVECORP AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	98
CERTAIN LEGAL PROCEEDINGS	117
THE COMPANIES	117
IAC	117
Ask Jeeves	118
AJI Acquisition Corp.	118
Expedia, Inc.	118
COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF THE SURVIVING CORPORATION	119
Board of Directors	119
Executive Officers	119
DESCRIPTION OF IAC CAPITAL STOCK PRIOR TO THE SPIN-OFF	119
IAC Common Stock and IAC Class B Common Stock	119
IAC Preferred Stock	120
Preemptive Rights	122

ii

Anti-Takeover Provisions in IAC's Bylaws	122
Effect of Delaware Anti-Takeover Statute	123
Action by Written Consent	123
Transfer Agent	123
COMPARISON OF STOCKHOLDER RIGHTS	124
WHERE YOU CAN FIND MORE INFORMATION	132
General	132
Incorporation of Documents by Reference	132
LEGAL MATTERS	134
EXPERTS	134
MISCELLANEOUS	135
Appendix A	Agreement and Plan of Merger and Reorganization
Appendix B	Opinion of Allen & Company LLC
Appendix C	Opinion of Citigroup Global Markets Inc.
Appendix D	Restated Certificate of Incorporation of the Surviving Corporation
Appendix E	Information Relating to the Spin-Off and Related IAC Proposals

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?

A:
IAC is proposing to acquire Ask Jeeves. The acquisition will be effected by the merger of a wholly-owned subsidiary of IAC, sometimes referred to as Merger Sub, with and into Ask Jeeves, with Ask Jeeves surviving as a wholly-owned subsidiary of IAC.

Q:
What will I receive in exchange for my Ask Jeeves shares?

A:
You will receive 1.2668 shares of IAC common stock in exchange for each share of Ask Jeeves common stock you own at the time we complete the merger.

  As of March 18, 2005, the last trading day preceding the announcement of the execution of the merger agreement, the closing trading price per share of IAC common stock was $22.29, and the closing trading price per share of Ask Jeeves common stock was $24.24. Applying an exchange ratio of 1.2668 IAC shares per Ask Jeeves share, as of that date, the value of the consideration per share received by Ask Jeeves stockholders would be $28.24, which would represent a 16.5% premium over the closing price of Ask Jeeves common shares.

  As of [    •    ], the last trading day preceding the date of this proxy statement/prospectus, the closing price per share of IAC common stock was [    •    ], and the closing price per share of Ask Jeeves common stock was [    •    ]. Applying an exchange ratio of 1.2668 IAC shares per Ask Jeeves share, as of that date, the value of the consideration per share received by Ask Jeeves stockholders would be [    •    ], which would represent a [    •    ]% premium over the closing price of Ask Jeeves common shares.

  IAC will not issue fractional shares of IAC common stock. Ask Jeeves stockholders otherwise entitled to receive a fraction of a share of IAC common stock will receive a cash payment instead of the fractional share, as described in "The Merger Agreement—Cash Instead of Fractional Shares."

Q:
What vote of Ask Jeeves stockholders is needed to approve and adopt the merger agreement?

A:
Under Delaware law and Ask Jeeves' certificate of incorporation, the holders of a majority of the shares of Ask Jeeves common stock outstanding as of [    •    ], 2005, the record date of the special meeting, must vote to adopt the merger agreement in order for the merger to be completed.

Q:
When and where will Ask Jeeves hold the special meeting of Ask Jeeves stockholders?

A:
Ask Jeeves will hold the special meeting of Ask Jeeves stockholders at the Oakland Marriott City Center Hotel, 1001 Broadway, Oakland, California, on [    •    ], 2005, beginning at [10:00 a.m.], local time.

Q:
Will I have appraisal rights in connection with the merger?

A:
Under Delaware law, holders of Ask Jeeves common stock are not entitled to appraisal rights in connection with the merger.

Q:
Will Ask Jeeves stockholders be taxed on the IAC common stock they receive in exchange for their Ask Jeeves shares?

A:
The exchange of shares by Ask Jeeves stockholders is intended to be tax-free to Ask Jeeves stockholders for U.S. federal income tax purposes, except with respect to any cash received instead of fractional shares of IAC common stock. You should carefully read the explanation of the material U.S. federal income tax consequences of the merger beginning on page 74, and you should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the effects of U.S. federal, state and local, foreign and other tax laws.

Q:
What is the spin-off? Am I being asked to vote on it?

A:
IAC anticipates that, shortly after completion of the merger, it will effect a spin-off of its travel and travel-related businesses, subsidiaries and investments (other than Interval International and

  TV Travel Shop, which IAC will retain) and TripAdvisor by means of a tax-free reclassification of IAC's capital stock. This reclassification will result in the holders of IAC capital stock (including the shares you receive in the merger, if the merger is consummated) having the right to receive a proportionate amount of capital stock of an independent, separately traded public company called Expedia, Inc. In connection with the spin-off, IAC also intends to effect certain other changes to its certificate of incorporation which would impact your rights as a holder of IAC common stock. Ask Jeeves stockholders are not being asked to vote on the spin-off or on any of the IAC proposals described in Appendix E, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger.

  Information on the spin-off and related IAC proposals is attached to this document as Appendix E, and we encourage you to read Appendix E in its entirety.

Q:
What do I need to do now?

A:
After carefully reviewing this proxy statement/prospectus and the attached appendices, you should indicate on your proxy card(s) how you want to vote on the merger agreement. Then sign, date and mail your proxy card(s) in the enclosed postage prepaid return envelope as soon as possible, so that your shares are represented at the special meeting.

  If you sign, date and send in your proxy card, but do not indicate how you want to vote on the proposal to adopt the merger agreement, your proxy card will be voted FOR the adoption of the merger agreement.

  Because a majority of the outstanding shares of Ask Jeeves must be voted for the adoption of the merger agreement for the merger to occur, if you do not sign and send in your proxy card or do not vote your shares in person at the Ask Jeeves special meeting, such inaction will have the effect of voting AGAINST the merger.

Q:
If my Ask Jeeves shares are held in street name by my broker, will my broker automatically vote my shares for me?

A:
No. Your broker will vote your shares only if you instruct the broker as to how to vote. You should fill out the voter instruction form sent to you by your broker with this proxy statement/prospectus. Because a majority of the outstanding shares must be voted for the adoption of the merger agreement for the merger to occur, failure to instruct your broker will have the effect of voting AGAINST adoption of the merger agreement.

Q:
May I change my vote?

A:
Yes. If you are a holder of record, there are three ways you can change your proxy instructions after you have submitted your proxy card:

•
you may send a written notice to the person to whom you submitted your earlier proxy indicating that you are revoking your earlier proxy;

•
you may complete and submit a new proxy card—the latest dated and signed proxy actually received by Ask Jeeves before the special meeting of Ask Jeeves stockholders will be counted, and any earlier proxies will be considered revoked; or

•
you may attend the Ask Jeeves special meeting and vote in person; however, simply attending the meeting without voting will not revoke your prior proxy.

  If your shares are held for you by a bank, broker or other nominee holder and you have instructed your broker or nominee how to vote your shares, you must follow the directions you receive from your broker or nominee in order to change or revoke your earlier vote.

Q:
Should I send in my Ask Jeeves stock certificates now?

A:
No, please do not send your stock certificates at this time. After the merger is completed, you will receive written instructions and a letter of transmittal for surrendering your shares of Ask Jeeves common stock for shares of IAC common stock and any cash instead of fractional shares of IAC common stock to which you are entitled. Please do not send in your Ask Jeeves stock certificates until you receive the instructions and letter of transmittal.

Q:
When do you expect to complete the merger?

A:
Ask Jeeves and IAC are working to complete the merger as quickly as possible. We currently expect to complete the merger in the [    •    ] quarter of 2005, although we cannot assure you that all conditions to the completion of the merger will be satisfied by then.

Q:
Where can I find more information?

A:
You may obtain more information from various sources, as described under "Where You Can Find More Information" beginning on page 132.

Q:
Who can help answer my questions?

A:
If you have questions about this proxy statement/prospectus, you can call MacKenzie Partners, Inc., the proxy solicitor, toll-free at 1-800-322-2885 or email proxy@mackenziepartners.com.

SUMMARY

        The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. In addition to this summary, we urge you to read carefully this entire document, including its appendices, and the other documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 132.

The Companies

IAC/InterActiveCorp
152 West 57th Street, 42nd Floor
New York, NY 10019
(212) 314-7300

        IAC operates leading and diversified businesses in sectors being transformed by the Internet, online and offline. IAC's mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. IAC operates a diversified portfolio of specialized and global brands in the businesses described below. IAC enables billions of dollars of consumer-direct transactions for products and services via the Internet and telephone.

        IAC currently consists of the following businesses:

  •
  IAC Travel, which currently includes Expedia.com, Hotels.com, Hotwire, TripAdvisor, Expedia Corporate Travel, Classic Custom Vacations and Interval International;

  •
  Electronic Retailing, which includes HSN U.S. and HSN International;

  •
  Ticketing, which includes Ticketmaster;

  •
  Personals, which includes Match.com;

  •
  Citysearch;

  •
  Evite;

  •
  Entertainment Publications;

  •
  ServiceMagic (since September 2004);

  •
  Financial Services and Real Estate, which includes LendingTree and its affiliated brands and businesses; and

  •
  Teleservices, which includes Precision Response Corporation, or PRC.

        IAC has announced its intention to spin off its travel and travel-related businesses and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor into an independent, separately traded public company. We refer to this transaction, which would occur after completion of the merger, as the "spin-off." Information concerning the spin-off and related IAC proposals is attached to this proxy statement/prospectus as Appendix E. You are not being asked to vote on the spin-off or on any of the IAC proposals described in Appendix E, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger. Nevertheless, we encourage you to read Appendix E in its entirety before voting on the proposed merger. For a description of Expedia, the entity that will operate IAC's travel and travel-related businesses and investments after the spin-off, see "Expedia, Inc." below and the section entitled "The Spin-Off Proposal" in Appendix E.

        For information regarding the results of IAC's historical operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in IAC's Annual Report on Form 10-K

for the fiscal year ended December 31, 2004 and in IAC's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which are incorporated by reference into this proxy statement/prospectus, and the IAC/InterActiveCorp and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes beginning on page 98.

Ask Jeeves, Inc.
555 12th Street, Suite 500
Oakland, California 94607
(510) 985-7400

        Ask Jeeves provides information search and retrieval services to computer users through a diverse portfolio of Web sites, downloadable applications and distribution networks. On the Ask Jeeves brand sites—Ask.com in the U.S., Ask.co.uk in the U.K. and Ask.jp (a joint venture) in Japan—users submit queries and Ask Jeeves' algorithmic search engine, Teoma, responds by generating a list of Web sites likely to offer the most authoritative content. Ask Jeeves' proprietary Web brands also include three content-rich portals (Excite.com, iWon.com and MyWay.com) and several other search sites. Ask Jeeves earns revenue primarily by displaying paid listings and other advertisements on its proprietary sites. Ask Jeeves also generates advertising revenue by distributing ads and search services across two networks of third-party Web sites: the MaxOnline advertising network and the Ask Jeeves syndication network. Ask Jeeves pays fees to these networked sites in order to reach their users with its ads and services. Ask Jeeves' proprietary technologies include Teoma, natural language processing software, portal technology and ad-serving processes.

        For information regarding the results of Ask Jeeves' historical operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Ask Jeeves' Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in Ask Jeeves' Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which are incorporated by reference into this proxy statement/prospectus.

AJI Acquisition Corp.
c/o IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019
(212) 314-7300

        AJI Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of IAC created solely for the purpose of effecting the merger and, other than entering into the merger agreement and an employment agreement with Steven Berkowitz, Ask Jeeves' chief executive officer (as described below under "Interests of Certain Persons in the Merger—Employment Agreement with Mr. Berkowitz"), has not conducted any other business or activities to date. In the merger, AJI Acquisition Corp. will be merged with and into Ask Jeeves, with Ask Jeeves surviving the merger as a wholly-owned subsidiary of IAC.

Expedia, Inc.
3150 139th Avenue Southeast
Bellevue, Washington 98005
(425) 679-7200

        Expedia is a wholly-owned subsidiary of IAC. If the spin-off is completed, Expedia will become an independent, separately traded public company that operates a diversified portfolio of domestic and international travel brands and businesses. Expedia will be among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands, including Expedia.com, Hotels.com,

Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses.

        For information regarding the results of Expedia's historical operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Expedia and the Unaudited Pro Forma Condensed Combined Financial Statements for Expedia, both of which are included in Appendix E.

The Merger (page 44)

        In the merger:

  •
  AJI Acquisition Corp. will merge with and into Ask Jeeves, and Ask Jeeves will survive the merger as a wholly-owned subsidiary of IAC;

  •
  each share of Ask Jeeves common stock will be converted into the right to receive 1.2668 shares of IAC common stock;

  •
  any Ask Jeeves stockholder entitled to receive a fractional share of IAC common stock as a result of the merger will receive a cash payment instead of the fractional share; and

  •
  IAC expects to issue approximately 74.8 million shares of IAC common stock in respect of Ask Jeeves' outstanding stock and an aggregate of approximately 88 million shares in respect of Ask Jeeves outstanding common stock, convertible notes and in-the-money stock options, representing approximately 12.6% of the IAC common stock outstanding as of March 31, 2005.

        The merger agreement is the legal document that governs the merger and the other transactions contemplated by the merger agreement. The merger agreement is attached as Appendix A to this proxy statement/prospectus, and we urge you to read it carefully in its entirety.

The Spin-Off and Related IAC Proposals (Appendix E)

        Following the merger, IAC has proposed to spin off Expedia so that Expedia will become an independent, separately traded public company. After the spin-off, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor. After the spin-off, IAC will continue to own and operate its remaining businesses as an independent, separately traded public company. Immediately following the spin-off, the holders of IAC common stock immediately prior to the spin-off (including shares of IAC common stock issued to Ask Jeeves stockholders in the merger) will initially own all of the Expedia common stock as well as their IAC common stock. Even if IAC receives all necessary approvals from its stockholders with respect to the spin-off, however, it may in its discretion determine not to proceed with the spin-off.

        In connection with the spin-off, IAC also intends to seek approval from its stockholders for an amendment to its certificate of incorporation which would effect a one-for-two reverse stock split of IAC common stock and IAC Class B common stock, which we refer to as the "reverse stock split." IAC is also seeking approval from its stockholders for an amendment to its certificate of incorporation to provide that no officer or director of IAC who is also an officer or director of Expedia following the spin-off will be liable to IAC or its stockholders for breaches of fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of IAC, or does not communicate information regarding a corporate opportunity to IAC because that individual has directed the corporate opportunity to Expedia. IAC will not complete the reverse stock split or implement the corporate opportunity proposal unless it completes the spin-off. For a description of the spin-off, the reverse stock split and the corporate opportunity proposal, see Appendix E to this proxy statement/prospectus.

        The contemplated spin-off is not a condition to the merger. Ask Jeeves stockholders are not being asked to vote on the spin-off or the related IAC proposals, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger. Information about the spin-off and the related IAC proposals is being included in this proxy statement/prospectus because, if the merger is consummated and you continue to hold IAC stock at the time of the spin-off, the spin-off and the related proposals would impact your rights as a stockholder of IAC.

Interests of Certain Persons in the Merger (page 78)

        You should be aware that the directors and executive officers of Ask Jeeves may have interests in the merger that differ from, or are in addition to, your interests as a stockholder of Ask Jeeves. For example, Ask Jeeves' CEO, Steve Berkowitz, is party to a new three-year employment agreement with a subsidiary of IAC, which, following completion of the merger, will provide him with an annual base salary of $500,000, a discretionary annual bonus with a target of 80% of annual base salary and eligibility for a grant of $3,000,000 in restricted stock units. Ask Jeeves' other top four executive officers may receive merger-related benefits with a combined aggregate value of approximately $15.1 million (assuming a July 7, 2005 closing, a value for IAC common stock of $24.50 per share and the termination of those four officers by IAC without cause), including cash severance payments and accelerated vesting of an aggregate of up to 1,043,548 options and 35,000 shares of restricted stock. See "Interest of Certain Persons in the Merger" beginning on page 78.

        Ask Jeeves' six non-employee directors will not receive any severance payments, option accelerations or other items of value (other than in their capacity as stockholders) in connection with the merger.

Votes Required (page 42)

        Under Delaware law and Ask Jeeves' certificate of incorporation, the approval by the holders of a majority of Ask Jeeves common stock outstanding as of the close of business on [    •    ], 2005, the record date for the special meeting, must vote to adopt the merger agreement for the merger to be completed.

        The sole stockholder of AJI Acquisition Corp., IAC, has approved the adoption of the merger agreement. The holders of IAC common stock do not have to approve or adopt the merger agreement in order to complete the merger, and their approval is not being sought.

Shares Owned by Ask Jeeves' Directors and Officers (page 78)

        As of the record date for the special meeting, directors and executive officers of Ask Jeeves and their affiliates, as a group, beneficially owned and had the right to vote [    •    ] shares of Ask Jeeves common stock, representing approximately [    •    ]% of the total voting power of the Ask Jeeves common shares entitled to vote at the special meeting.

Ask Jeeves' Reasons for the Merger and Recommendation to Ask Jeeves Stockholders (page 51)

        The board of directors of Ask Jeeves unanimously believes that the terms of the merger agreement and the merger are fair to, advisable and in the best interests of the holders of Ask Jeeves common stock. For a description of the material factors on which the board of directors based its determination, see "The Merger—Ask Jeeves' Reasons for the Merger" beginning on page 51.

        The board of directors of Ask Jeeves unanimously approved the merger agreement and the merger and unanimously recommends that Ask Jeeves stockholders vote at the special meeting "FOR" the adoption of the merger agreement.

        You should refer to the factors considered by the Ask Jeeves board of directors in making its decision to approve the merger agreement and recommend its adoption to the Ask Jeeves stockholders (see "The Merger—Recommendation of the Ask Jeeves Board of Directors" and "The Merger—Ask Jeeves' Reasons for the Merger" beginning on page 51).

Opinions of Ask Jeeves' Financial Advisors (page 54)

        In unanimously determining to recommend that Ask Jeeves stockholders vote for the adoption of the merger agreement, the board of directors of Ask Jeeves considered the respective opinions of its financial advisors, Allen & Company LLC and Citigroup Global Markets Inc., each to the effect that, as of March 21, 2005, and based upon and subject to the assumptions, qualifications and limitations set forth in their respective written opinions, the exchange ratio under the merger agreement was, fair, from a financial point of view, to the holders of Ask Jeeves common stock. The full text of the written opinion of Allen & Company LLC, dated March 21, 2005, is attached as Appendix B to this proxy statement/prospectus, and the full text of the written opinion of Citigroup Global Markets Inc., dated March 21, 2005, is attached as Appendix C to this proxy statement/prospectus. We encourage you to read these opinions and the section "Opinions of Ask Jeeves' Financial Advisors" beginning on page 54 carefully for a description of the procedures followed, assumptions made, matters considered and limitations on the reviews undertaken. The respective opinions of Ask Jeeves' financial advisors are directed to Ask Jeeves' board of directors and do not constitute recommendations to any holder of Ask Jeeves common stock as to how any such stockholder should vote on any of the proposals that will be considered at the special meeting of Ask Jeeves' stockholders.

Treatment of Ask Jeeves Stock Options (page 79)

        Upon the merger, options to acquire shares of Ask Jeeves common stock will be converted into options to acquire shares of IAC common stock. The number of shares subject to the converted options and the exercise price per share will be adjusted based on the merger exchange ratio, but the converted options will otherwise be subject to the same terms and conditions as applied prior to the merger.

Regulatory Approvals (page 76)

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (also called the HSR Act), IAC and Ask Jeeves may not complete the merger without furnishing required information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and waiting for the applicable waiting period under the HSR Act to expire or be terminated. In early April 2005, the parties furnished the required information and materials, and on April 18, 2005, the applicable waiting period under the HSR Act was terminated.

Non-Solicitation Covenant (page 87)

        Ask Jeeves has agreed in the merger agreement not to initiate, solicit, negotiate, encourage or provide non-public or confidential information or in any way facilitate any proposal or offer to acquire more than 25% of the business, properties or assets of Ask Jeeves and its subsidiaries, or more than 15% of the capital stock or voting power of Ask Jeeves or certain of its subsidiaries. This covenant is subject to exceptions in connection with unsolicited bona fide written offers for potential or proposed acquisition transactions under specified circumstances, which we describe in more detail under "The Merger Agreement—Covenants—Acquisition Transactions."

Termination of the Merger Agreement; Effects of Termination; Termination Fee (page 94)

        The merger agreement may be terminated at any time before the effective time:

  •
  By IAC's and Ask Jeeves' mutual written consent;

  •
  By either IAC or Ask Jeeves if any governmental entity that must grant a regulatory approval described as a condition to closing under "The Merger Agreement—Conditions to the Merger" has denied its approval of the merger and the denial has become final and nonappealable, or any governmental entity has issued a final nonappealable order permanently prohibiting the consummation of the merger;

  •
  By IAC or Ask Jeeves, if the merger has not occurred by September 21, 2005. This deadline is subject to automatic extension to December 21, 2005 with respect to receipt of Ask Jeeves' stockholders' approval and required regulatory approvals. Ask Jeeves must pay a $68.5 million termination fee to IAC if Ask Jeeves elects to terminate the merger agreement pursuant to this provision and either a superior proposal (as described under "The Merger Agreement—Covenants—Acquisition Transactions") is disclosed publicly or to Ask Jeeves prior to the termination and Ask Jeeves enters into an agreement for or completes an acquisition transaction (as described under "The Merger Agreement—Covenants—Acquisition Transactions") within one year following termination, or, at the time of Ask Jeeves' termination, Ask Jeeves' board had failed to recommend, or had withdrawn, modified or amended in any way that was materially adverse to IAC its approval or recommendation of the merger agreement, or Ask Jeeves's board had recommended another acquisition proposal or resolved to accept a superior proposal or failed to affirm its recommendation or approval of the merger agreement in certain circumstances;

  •
  By Ask Jeeves, under certain circumstances, if IAC has breached any of its covenants, agreements or representations and warranties in the merger agreement and the breach is not cured within 15 days following written notice or cannot be cured before the closing date of the merger;

  •
  By IAC, under certain circumstances, if Ask Jeeves has breached any of its covenants, agreements or representations and warranties in the merger agreement and the breach is not cured within 15 days following written notice or cannot be cured before the closing date of the merger. Ask Jeeves must pay to IAC a termination fee of $68.5 million if IAC terminates the agreement due to Ask Jeeves' material uncured breach of a covenant or agreement and, prior to Ask Jeeves' breach, a proposal from another party is disclosed publicly or to Ask Jeeves, and Ask Jeeves enters into an agreement for or completes an acquisition transaction (as described under "The Merger Agreement—Covenants—Acquisition Transactions") within one year of IAC's termination;

  •
  By Ask Jeeves, subject to compliance with various provisions of the merger agreement and payment to IAC of a $68.5 million termination fee, in the event that, prior to the approval of Ask Jeeves' stockholders, Ask Jeeves receives a superior proposal (as described under "The Merger Agreement—Covenants—Acquisition Transactions") which the board of directors resolves to accept after determining that the failure to take such action would constitute a breach of the directors' fiduciary duties;

  •
  By IAC, if the Ask Jeeves board of directors fails to recommend, or withdraws, amends or modifies its recommendation of the merger in any manner that is materially adverse to IAC, or if the Ask Jeeves board of directors recommends another acquisition proposal or resolves to accept a superior proposal (as described under "The Merger Agreement—Covenants—Acquisition Transactions") or fails to affirm its recommendation or approval of the merger agreement in certain circumstances, subject to Ask Jeeves' payment to IAC of a $68.5 million fee; or

  •
  By IAC or Ask Jeeves, if the Ask Jeeves stockholders fail to approve the merger agreement at the Ask Jeeves stockholder meeting. If prior to the stockholder vote, a proposal from another party was disclosed publicly, Ask Jeeves must pay to IAC a $68.5 million termination fee if Ask

    Jeeves enters into an agreement for an acquisition transaction (as described under "The Merger Agreement—Covenants—Acquisition Transactions") within one year following termination.

The events and circumstances in which Ask Jeeves would be obligated to pay IAC a termination fee or reimburse certain expenses are described in greater detail in "The Merger Agreement—Termination of the Merger Agreement; Effects of Termination; Termination Fee" starting on page 94.

Accounting Treatment (page 77)

        IAC will account for the merger under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Resale of IAC Common Stock (page 77)

        Shares of IAC common stock issued in the merger to persons other than affiliates of Ask Jeeves and IAC will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended.

Comparison of Stockholder Rights (page 124)

        If the merger is completed, each Ask Jeeves stockholder will become a stockholder of IAC. After completion of the merger, if the spin-off is completed, all IAC stockholders (including the holders of IAC capital stock issued in the merger to Ask Jeeves' stockholders) will initially own all of the capital stock of Expedia. Delaware law and IAC's and Expedia's respective certificates of incorporation and bylaws govern the rights of IAC and Expedia stockholders. Although Ask Jeeves is also a Delaware corporation, IAC and Expedia stockholders' rights under IAC's and Expedia's respective certificates of incorporation and bylaws differ in some respects from Ask Jeeves stockholders' rights under Ask Jeeves' certificate of incorporation and bylaws. For a summary of the material differences, see the discussion beginning on page 124 of this proxy statement/prospectus.

Appraisal Rights (page 76)

        Under Delaware law, holders of Ask Jeeves common stock are not entitled to appraisal rights in connection with the merger.

Tax Consequences of the Merger (page 74)

        The exchange of shares by Ask Jeeves stockholders pursuant to the merger is intended to be tax-free to Ask Jeeves stockholders for U.S. federal income tax purposes, except with respect to cash received instead of fractional shares of IAC common stock. We recommend that you carefully read the explanation of the material U.S. federal income tax consequences of the merger beginning on page 74, and you should consult your own tax advisors for a full understanding of the tax consequences of the merger to you, including the effects of United States federal, state and local, foreign and other tax laws.

Selected Historical Financial Information

        We are providing the following selected financial information to assist you in analyzing the financial aspects of the merger. The selected IAC and Ask Jeeves financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical consolidated financial statements and related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contained in the annual, quarterly and other reports filed by IAC and Ask Jeeves with the SEC, which we have incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 132.

        The selected Expedia financial data set forth below, including the accompanying notes, are qualified in their entirety by, and should be read in conjunction with, the historical combined financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia that are included in Appendix E to this proxy statement/prospectus.

IAC Summary Selected Historical Consolidated Financial Information

        The following table presents selected historical financial data of IAC for each of the years in the five year period ended December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004. This data was derived from the consolidated financial statements of IAC and reflects the operations and financial position of IAC at the dates and for the periods indicated and therefore includes information and historical financial data of the businesses comprising Expedia, Inc. In addition, in March 2005, IAC, through its subsidiary HSN International, announced that it had entered into an agreement to sell its 48.6% interest in EUVÍA to the German media company, ProSiebenSat. 1 Media AG. Accordingly, the results of operations and statement of position of EUVÍA have been classified as discontinued operations for all periods presented. The information in this table should be read with the financial statements and accompanying notes and other financial data pertaining to IAC included in IAC's Annual Report on Form 10-K for the year ended December 31, 2004 and in IAC's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, which are incorporated into this proxy statement/prospectus by reference.

        In August 2001, IAC completed its sale of all of the capital stock of certain USA Broadcasting subsidiaries that own 13 full-power television stations and minority interests in four additional full-power stations to Univision Communications, Inc. On May 7, 2002, IAC completed its transaction with Vivendi Universal, S.A. in which IAC's USA Entertainment Group, consisting of USA Cable, Studios USA, and USA Films, was contributed to Vivendi Universal Entertainment LLLP, a joint venture then controlled by Vivendi. In addition, during the second quarter of 2003, USA Electronic Commerce Solutions, Styleclick, Inc. and Avaltus, Inc., a subsidiary of PRC, ceased operations. The financial position and results of operations of these companies, as well as USA Broadcasting and USA Entertainment Group, have been presented as discontinued operations in the following table.

	Year Ended December 31,					Three Months Ended March 31,
	2000(1)	2001(2)	2002(3)(4)	2003(5)	2004(6)(7)(8)	2004(8)	2005
	(In Thousands, Except Per Share Data)
Statements of Operations Data:
Net revenues	$2,918,011	$3,434,571	$4,554,514	$6,209,828	$6,065,049	$1,443,825	$1,647,097
Operating (loss) income	(107,955)	(140,318)	149,322	372,278	201,034	39,108	127,638
(Loss) earnings from continuing operations before cumulative effect of accounting change	(144,767)	(162,811)	1,906	119,897	175,666	42,860	69,424
(Loss) earnings before cumulative effect of accounting change	(147,983)	392,795	2,414,492	167,396	164,861	41,527	72,212
Net (loss) earnings available to common shareholders	(147,983)	383,608	1,941,344	154,341	151,808	38,263	68,949
Basic (loss) earnings per common share from continuing operations available to common shareholders(9)(10)	(0.40)	(0.44)	(0.02)	0.18	0.23	0.06	0.09
Diluted (loss) earnings per common share from continuing operations available to common shareholders(9)(10)	(0.40)	(0.44)	(0.04)	0.16	0.22	0.05	0.09
Basic (loss) earnings per common share before cumulative effect of accounting change available to common shareholders(9)(10)	(0.41)	1.05	5.64	0.26	0.22	0.05	0.10
Diluted (loss) earnings per common share before cumulative effect of accounting change available to common shareholders(9)(10)	(0.41)	1.05	5.62	0.23	0.20	0.05	0.09
Basic (loss) earnings per common share available to common shareholders(9)(10)	(0.41)	1.03	4.55	0.26	0.22	0.05	0.10
Diluted (loss) earnings per common share available to common shareholders(9)(10)	(0.41)	1.03	4.54	0.23	0.20	0.05	0.09
Other Data:
Net cash provided by (used in):
Operating activities	$141,365	$369,279	$783,414	$1,273,912	$1,257,875	$616,136	$532,505
Investing activities	(427,955)	(521,859)	316,770	(1,769,463)	(751,642)	(40,933)	169,275
Financing activities	(9,482)	6,954	664,844	(567,640)	(258,017)	46,759	161,799
Discontinued operations	94,706	322,342	(172,832)	(85,632)	(17,527)	(8,526)	(635)
Effect of exchange rate changes	(2,687)	(3,663)	10,481	14,588	9,390	(1,211)	(11,177)
	Year Ended December 31,					Three Months Ended March 31,
	2000(1)	2001(2)	2002(3)(4)	2003(5)	2004(6)(7)(8)	2005
	(In Thousands)
Balance Sheet Data (end of period):
Working capital	$355,157	$1,380,936	$3,069,516	$2,336,795	$2,206,067	$2,445,105
Total assets	5,586,822	6,491,809	15,640,859	21,568,455	22,398,865	23,225,372
Long-term obligations, net of current maturities	551,766	544,372	1,203,421	1,101,939	779,453	785,522
Minority interest	960,068	791,572	1,053,592	(4,504)	39,074	84,486
Shareholders' equity	3,439,871	3,945,501	7,931,463	14,415,585	14,605,304	14,593,260

(1)
Net loss available to common shareholders includes a pre-tax gain of $104.6 million related to IAC's exchange of its interest in Internet Shopping Network for 75% of Styleclick, Inc., a pre-tax gain of $3.7 million related to the Hotels.com initial public offering, and a pre-tax charge of $145.6 million related to the impairment of Styleclick goodwill.

(2)
Net earnings available to common shareholders includes a gain of $517.8 million, net of tax, related to the sale of capital stock of certain USA Broadcasting subsidiaries and an after-tax expense of $9.2 million related to the cumulative effect of adoption as of January 1, 2001 of SOP 00-2, "Accounting by Producers or Distributors of Films."

(3)
In connection with IAC's acquisition of a controlling interest in Expedia.com, IAC issued approximately 13.1 million shares of Series A preferred stock at $50 face value ($656 million aggregate value), with a 1.99% annual dividend rate and which is convertible at any time into IAC common stock at an initial conversion price of $33.75. The conversion price will be adjusted downward pursuant to a specified formula if the average share price of IAC common stock over a ten-day trading period prior to conversion exceeds $35.10. Holders of Series A preferred stock may require IAC to purchase their shares on the fifth, seventh, tenth and fifteenth anniversary of the closing on February 4, 2002. IAC has the right to redeem such shares commencing on the tenth anniversary of February 4, 2002. Any payment by IAC with respect to the dividend or pursuant to any redemption requested by holders of Series A preferred stock or by IAC may be made in cash or IAC common stock, or a combination thereof, at the option of IAC.

(4)
Net earnings available to common shareholders includes a gain of $2.4 billion, net of tax, related to the contribution of the USA Entertainment Group to Vivendi Universal Entertainment LLLP and an after-tax expense of $461.4 million related to the cumulative effect of adoption as of January 1, 2002 of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." Also includes results of Interval since its acquisition by IAC on September 24, 2002.

(5)
Includes the results of Entertainment Publications, Inc., LendingTree, Inc. and Hotwire, Inc. since their acquisitions by IAC on March 25, 2003, August 8, 2003 and November 5, 2003, respectively.

(6)
Includes the results of TripAdvisor, ServiceMagic and Home Loan Center since their acquisitions by IAC on April 27, 2004, September 1, 2004 and December 14, 2004, respectively.

(7)
Net earnings available to common shareholders includes a pre-tax impairment charge of $184.8 million related to a write-down of Teleservices goodwill that resulted from IAC's annual impairment review under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangibles".

(8)
As part of the integration of IAC Travel's businesses, Hotels.com conformed its merchant hotel business practices with those of the other IAC Travel businesses. As a result, beginning January 1, 2004, IAC commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice.

(9)
Earnings (loss) per common share data and shares outstanding retroactively reflect the impact of a two-for-one stock split of IAC common stock and IAC Class B common stock paid on February 24, 2000. All share numbers give effect to such stock split.

(10)
The following table adjusts IAC's reported net earnings (loss) and basic and diluted net earnings (loss) per share to exclude amortization expense related to goodwill and other intangible assets with indefinite lives, as if SFAS 142 were effective January 1, 2000:

	Year Ended December 31,
	2000	2001
	(In Thousands, Except Per Share Data)
LOSS FROM CONTINUING OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS
Reported loss from continuing operations available to common shareholders	$(144,767)	$(162,811)
Add: goodwill amortization	63,851	134,018

Loss from continuing operations as adjusted	$(80,916)	$(28,793)

Basic loss per share from continuing operations available to common shareholders as adjusted:
Reported basic loss per share	$(0.40)	$(0.44)
Add: goodwill amortization	0.18	0.36

Adjusted basic loss per share	$(0.22)	$(0.08)

Diluted loss per share from continuing operation available to common shareholders as adjusted:
Reported diluted loss per share	$(0.40)	$(0.44)
Add: goodwill amortization	0.18	0.36

Adjusted diluted loss per share	$(0.22)	$(0.08)

NET (LOSS) EARNINGS AVAILABLE TO COMMON SHAREHOLDERS
Net (loss) earnings available to common shareholders	$(147,983)	$383,608
Add: goodwill amortization	206,151	176,413

Net earnings available to common shareholders as adjusted	$58,168	$560,021

Basic (loss) earnings per share as adjusted:
Reported basic net (loss) earnings per share	$(0.41)	$1.03
Add: goodwill amortization	0.57	0.47

Adjusted basic net earnings per share	$0.16	$1.50

Diluted (loss) earnings per share:
Reported diluted net (loss) earnings per share	$(0.41)	$1.03
Add: goodwill amortization	0.57	0.47

Adjusted diluted net earnings per share	$0.16	$1.50

Expedia, Inc. Summary Selected Historical Combined Financial Information

        The following table presents summary selected historical combined financial information for Expedia for each of the years in the five year period ended December 31, 2004 and for the three-month periods ended March 31, 2005 and 2004. This data was derived, in part, from the Historical Combined Financial Statements of Expedia included in Appendix E, and reflects the operations and financial position of Expedia at the dates and for the periods indicated.

        This information assumes (i) the contribution or other transfer of all of the subsidiaries and assets relating to IAC's travel and travel-related businesses (excluding Interval International and TV Travel Shop) and TripAdvisor (collectively, the "Expedia Businesses") to Expedia, (ii) the assumption by Expedia or one or more of its subsidiaries of all of the liabilities relating to the Expedia Businesses and (iii) the allocation to Expedia of certain IAC corporate expenses relating to the Expedia Businesses for certain periods, all of which will occur in connection with the spin-off and certain of which are governed by the terms of the separation agreement that will be entered into between IAC and Expedia at the time of the spin-off.

        Accordingly, this information reflects the historical financial position, results of operations and cash flows of the Expedia Businesses since their respective dates of acquisition by IAC, at the dates and for the periods indicated, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Expedia Businesses.

        The information in this table should be read with the Historical Combined Financial Statements and accompanying notes and other financial data pertaining to Expedia included in Appendix E to this proxy statement/prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2000(a)(f)	2001(a)(f)	2002(b)	2003(c)	2004(d)(e)	2004(e)	2005
	(In Thousands)
Statements of Operations Data:
Service revenue	$327,977	$536,497	$1,499,075	$2,339,813	$1,843,013	$413,262	$485,046
Operating income	9,166	15,811	193,770	243,518	240,473	16,677	66,325
Net income	7,729	8,901	76,713	111,407	163,473	12,719	48,029
Other Data:
Net cash provided by (used in):
Operating activities	$82,083	$102,961	$450,900	$644,023	$802,853	$440,393	$497,689
Investing activities	(124,440)	(117,327)	(402,392)	(703,181)	340,308	678,451	1,836
Financing activities	90,461	7,598	120,279	37,975	(1,163,075)	(959,905)	(345,073)
Effect of exchange rate changes	—	—	(2)	(3,232)	(13,768)	(338)	(498)
	Year Ended December 31,					Three Months Ended March 31,
	2000(a)(f)	2001(a)(f)	2002(b)	2003(c)	2004(d)(e)	2005
	(In Thousands)
Balance Sheet Data (end of period):
Working capital	$113,821	$140,376	$528,630	$854,838	$1,263,678	$1,433,565
Total assets	555,613	643,835	3,203,082	8,755,270	9,537,187	10,107,441
Minority interest	267,675	315,999	592,054	—	18,435	74,699
Invested equity	216,520	225,890	2,055,756	7,554,301	8,152,629	8,213,914

(a)
Only includes the results of Hotels.com.

(b)
Includes the results of Expedia.com since IAC's acquisition of a controlling interest on February 4, 2002.

(c)
Includes the results of Hotwire, Inc. since IAC's acquisition on November 5, 2003.

(d)
Includes the results of TripAdvisor since IAC's acquisition on April 27, 2004 and Egencia since IAC's acquisition on April 16, 2004.

(e)
As part of the integration of Expedia's businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia businesses. As a result, beginning January 1, 2004, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice.

(f)
The following table adjusts Expedia's reported net income to exclude amortization expense related to goodwill and other intangible assets with indefinite lives as if SFAS 142 were effective January 1, 2000:

	Year Ended December 31,
	2000	2001
	(In Thousands)
NET INCOME
Reported net income	$7,729	$8,901
Add: goodwill amortization	24,249	29,228

Net income as adjusted	$31,978	$38,129

Ask Jeeves Selected Historical Consolidated Financial Information

        The consolidated selected financial data set forth below present the financial results of Ask Jeeves and its consolidated subsidiaries. The information in this table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes and other financial data pertaining to Ask Jeeves included in Ask Jeeves' Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the three month period ended March 31, 2005, which are incorporated into this proxy statement/prospectus by reference. The consolidated statements of operations data set forth below for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheets data set forth below as of December 31, 2004 and 2003 are derived from and qualified by reference to Ask Jeeves' audited financial statements included in Ask Jeeves' Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated into this proxy statement/prospectus by reference. The consolidated operating information set forth below for the years ended December 31, 2001 and 2000 and the consolidated balance sheets data as of December 31, 2002, 2001 and 2000 are derived from and qualified by reference to Ask Jeeves' audited financial statements. Ask Jeeves' historical results are not necessarily indicative of results for any future period.

        The consolidated statements of operations data set forth below for the three month periods ended March 31, 2005 and March 31, 2004 and the consolidated balance sheet data set forth below as of March 31, 2005 are derived from and qualified by reference to Ask Jeeves' unaudited financial statements included in Ask Jeeves' Quarterly Report on Form 10-Q for the three month period ending March 31, 2005, which is incorporated into this proxy statement/prospectus by reference.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share information)
Consolidated Statements of Operations Data:
Revenues	$71,799	$51,569	$65,048	$107,292	$261,327	$39,229	$94,861
Income (loss) from continuing operations	(166,462)	(409,764)	(10,856)	24,785	52,445	13,379	18,141
Earnings per Share—Basic:
Income (loss) from continuing operations	(4.84)	(11.06)	(0.27)	0.56	0.97	0.29	0.31
Earnings per Share—Diluted:
Income (loss) from continuing operations	(4.84)	(11.06)	(0.27)	0.45	0.80	0.23	0.26
Revenues from related parties	12,308	18,991	6,189	4,525	2,740	1,131	—

	December 31,					March 31,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$87,836	$51,796	$33,440	$180,648	$109,702	$109,879
Restricted cash and marketable securities	17,130	24,806	11,065	104	580	580
Total assets	537,867	111,338	72,176	212,255	544,409	571,488
Long-term obligations	1,465	573	—	115,000	115,460	115,326
Total liabilities	72,099	64,124	42,899	139,047	166,273	173,192
Total stockholders' equity	465,768	47,214	29,277	73,208	378,136	398,296

Selected Unaudited Pro Forma Condensed Combined Financial Information

        The unaudited pro forma condensed combined financial statements give effect, in accordance with Article 11 of the Securities and Exchange Commission's Regulation S-X, to the following:

  •
  the acquisition on April 1, 2005 of Cornerstone Brands, Inc. (referred to as "Cornerstone") by IAC;

  •
  the Ask Jeeves merger and IAC's buy back, through its previously authorized share repurchase programs, of 52.8 million shares, which represents approximately sixty percent of the number of fully diluted shares it will issue to Ask Jeeves stockholders in the merger; and

  •
  the proposed Expedia spin-off.

        Pro forma financial information, which gives effect to the proposed spin-off, is being included in order to provide you with information about IAC if the spin-off is consummated. Ask Jeeves stockholders are not being asked to vote on the proposed spin-off, and, if the merger is consummated, there can be no assurance that IAC stockholders will approve the spin-off or that the spin-off will be consummated. Accordingly, Ask Jeeves stockholders are urged to review the pro forma financial information set forth below, which reflects the combination of IAC and Ask Jeeves, both before and after giving effect to the proposed spin-off.

        For purposes of the unaudited pro forma condensed combined financial statements, the Cornerstone acquisition, the Ask Jeeves merger, the buy back of IAC shares and the Expedia spin-off are all assumed to have occurred as of January 1, 2004 with respect to the unaudited pro forma condensed combined statements of operations and as of March 31, 2005 for purposes of the unaudited pro forma condensed combined balance sheet.

        All per share data amounts reflect the retroactive effect of the IAC one-for-two reverse stock split that will be effected immediately prior to the Expedia spin-off.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 has been derived from:

  •
  the audited historical consolidated statement of operations of IAC for the year ended December 31, 2004;

  •
  the unaudited historical consolidated statement of operations of Cornerstone for the year ended January 29, 2005;

  •
  the audited historical consolidated statement of operations of Ask Jeeves for the year ended December 31, 2004; and

  •
  the audited historical combined statement of operations of Expedia for the year ended December 31, 2004.

        The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2005 has been derived from:

  •
  the unaudited historical consolidated statement of operations of IAC for the three months ended March 31, 2005;

  •
  the unaudited historical consolidated statement of operations of Cornerstone for the three months ended April 30, 2005;

  •
  the unaudited historical consolidated statement of operations of Ask Jeeves for the three months ended March 31, 2005; and

  •
  the unaudited historical combined statement of operations of Expedia for the three months ended March 31, 2005.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2005 has been derived from:

  •
  the unaudited historical consolidated balance sheet of IAC as of March 31, 2005;

  •
  the unaudited historical consolidated balance sheet of Cornerstone as of March 31, 2005;

  •
  the unaudited historical consolidated balance sheet of Ask Jeeves as of March 31, 2005; and

  •
  the unaudited historical combined balance sheet of Expedia as of March 31, 2005.

	Three Months ended March 31, 2005			Year ended December 31, 2004
	Combined IAC Pro Forma		Combined Post-Spin IAC Pro Forma	Combined IAC Pro Forma		Combined Post-Spin IAC Pro Forma
				(In thousands, except per share amounts)
Statement of operations data:
Revenue	$1,919,175		$1,439,890	$7,051,089		$5,226,916
Operating income (loss)	136,216		65,957	220,395		(60,054)
Earnings (loss) from continuing operations	65,634		13,624	162,821		(27,378)
Balance sheet data (end of period):
Working capital	863,606		1,080,021	$—		$—
Total assets	24,499,126		16,793,308	—		—
Long-term obligations	979,948		979,948	—		—
Minority interest	84,486		9,787	—		—
Shareholders' equity	15,286,937		9,473,343	—		—
Earnings per share—Basic:
Earnings (loss) from continuing operations	$0.17	(1)	$0.04	$0.42	(3)	$(0.08)
Earnings per share—Diluted:
Earnings (loss) from continuing operations	$0.16	(2)	$0.04	$0.39	(4)	$(0.08)

(1)
This amount would be $0.09 without giving effect to the one-for-two reverse stock split that is part of the spin-off.

(2)
This amount would be $0.08 without giving effect to the one-for-two reverse stock split that is part of the spin-off.

(3)
This amount would be $0.21 without giving effect to the one-for-two reverse stock split that is a part of the spin-off.

(4)
This amount would be $0.20 without giving effect to the one-for-two reverse stock split that is a part of the spin-off.

Certain Historical and Pro Forma Per Share Data

Unaudited Comparative Per Share Data

        The following table presents historical per share data for IAC and Ask Jeeves as of and for the three months ended March 31, 2005 and for the year ended December 31, 2004, and combined pro forma per share data for IAC and equivalent pro forma per share data for Ask Jeeves as of and for the three months ended March 31, 2005 and for the year ended December 31, 2004. The following table also presents combined pro forma per share data for IAC assuming that the spin-off occurs. The combined pro forma per share data, which we present for comparative purposes only, assumes that both the acquisition of Cornerstone and the Ask Jeeves merger have been completed at January 1, 2004 for purposes of the statement of operations. For balance sheet purposes, the combined pro forma per share data assumes that both the acquisition of Cornerstone and the Ask Jeeves merger have been completed at March 31, 2005. The combined post-spin pro forma per share data assumes that the acquisition of Cornerstone, the Ask Jeeves merger and the spin-off have each been completed at January 1, 2004 for purposes of the statement of operations and for balance sheet purposes it assumes that the acquisition of Cornerstone, the Ask Jeeves merger and the spin-off have each been completed at March 31, 2005. Neither IAC nor Ask Jeeves declared any cash dividends on its common stock during the periods presented.

        The unaudited comparative per share data does not purport to be, and you should not rely on it as, indicative of (1) the results of operations or financial position which would have been achieved if any of the foregoing transactions actually had been completed at the beginning of the period or as of the date indicated, or (2) the results of operations or financial position which may be achieved by the combined company in the future.

        You should read this information along with the separate financial statements and accompanying notes of IAC and Ask Jeeves that are incorporated by reference into this document and the financial statements and accompanying notes of Expedia that are included in Appendix E. You should also read the pro forma condensed combined financial statements and accompanying notes beginning on page 98 under "IAC/InterActiveCorp and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Statements."

	IAC Historical Per Share Data	Combined IAC Pro Forma Per Share Data	Combined Post-Spin IAC Pro Forma Per Share Data		Ask Jeeves Historical Per Share Data	Ask Jeeves Equivalent Pro Forma Per Share Data(1)
Book value per share:
March 31, 2005	$20.04	$20.26	N/A	(2)	$6.75	$25.67
Earnings per share from continuing operations:
Basic for the three months ended March 31, 2005	0.09	0.09	N/A	(2)	0.31	0.11
Diluted for the three months ended March 31, 2005	0.09	0.08	N/A	(2)	0.26	0.10
Basic for the twelve months ended December 31, 2004	0.23	0.21	N/A	(2)	0.97	0.27
Diluted for the twelve months ended December 31, 2004	0.22	0.20	N/A	(2)	0.80	0.26
Cash dividends per common share:
March 31, 2005	—	—	N/A	(2)	—	—
December 31, 2004	—	—	N/A	(2)	—	—

Adjusted for one-for-two reverse stock split that has been proposed in connection with the spin-off:

	IAC Historical Per Share Data	Combined IAC Pro Forma Per Share Data	Combined Post-Spin IAC Pro Forma Per Share Data	Ask Jeeves Historical Per Share Data	Ask Jeeves Equivalent Pro Forma Per Share Data(1)
Book value per share:
March 31, 2005	$40.08	$40.52	$26.24	$6.75	$51.33
Earnings (loss) per share from continuing operations:
Basic for the three months ended March 31, 2005	0.19	0.17	0.04	0.31	0.22
Diluted for the three months ended March 31, 2005	0.18	0.16	0.04	0.26	0.20
Basic for the twelve months ended December 31, 2004	0.47	0.42	(0.08)	0.97	0.53
Diluted for the twelve months ended December 31, 2004	0.44	0.39	(0.08)	0.80	0.49
Cash dividends per common share:
March 31, 2005	—	—	—	—	—
December 31, 2004	—	—	—	—	—

(1)
Amounts are calculated by multiplying the Combined IAC Pro Forma per share amounts by the exchange ratio for the common shares in the merger (1.2668 shares of IAC common stock for each share of Ask Jeeves common stock).

(2)
The spin-off will not occur without the one-for-two reverse stock split occurring immediately prior thereto. See the table immediately below, which presents comparative per share information adjusted to give effect to the reverse stock split.

Comparative Per Share Market Price Information and Dividend Policy

        The following table sets forth the high and low intraday sale prices for a share of IAC common stock and for a share of Ask Jeeves common stock, rounded to the nearest cent, for the periods indicated, adjusted for splits. IAC is listed on the Nasdaq National Market under the symbol "IACI" and Ask Jeeves is listed on the Nasdaq National Market under the symbol "ASKJ." The prices below are as quoted on the Nasdaq National Market, based on published financial sources.

	IAC Common Stock		Ask Jeeves Common Stock
	High	Low	High	Low
2005
Second Quarter (through June 2, 2005)	$25.10	$20.95	$31.38	$25.96
First Quarter	27.87	21.00	30.88	21.20
2004
Fourth Quarter	28.91	19.16	39.00	21.52
Third Quarter	30.72	20.67	38.50	22.74
Second Quarter	34.62	28.44	44.66	32.70
First Quarter	34.93	27.46	36.86	18.37
2003
Fourth Quarter	39.16	28.31	22.18	15.91
Third Quarter	42.88	33.01	22.75	12.81
Second Quarter	39.60	25.07	14.80	6.83
First Quarter	28.63	20.73	7.48	2.42

        The following table presents the closing price of one share of IAC common stock and one share of Ask Jeeves common stock on March 18, 2005, the last trading day preceding the announcement of the execution of the merger agreement, and on [    •    ], 2005, the last trading day preceding the date of this proxy statement/prospectus. The table also presents the equivalent per share sale prices that Ask Jeeves' stockholders would receive in exchange for each share of Ask Jeeves common stock if the merger were completed on these two dates, applying the exchange ratio of 1.2668 offered in the merger.

Date	IAC Common Stock		Ask Jeeves Common Stock		Equivalent Per Share Price of Ask Jeeves Common Stock with Exchange Ratio of 1.2668
March 18, 2005		$22.29		$24.24		$28.24
[•], 2005	$		$		$

        The above table shows only historical stock price information and comparisons based on that information. You should obtain current stock price information for IAC and Ask Jeeves common stock and review carefully the other information contained in or incorporated by reference into this proxy statement/prospectus in considering how to vote on the merger agreement.

        IAC has never paid any cash dividends on shares of IAC common stock, and Ask Jeeves has never paid any cash dividends on shares of Ask Jeeves common stock. IAC and Ask Jeeves currently anticipate that they will retain all of their future earnings available for distribution to the holders of IAC common stock and Ask Jeeves common stock, respectively, for use in the expansion and operation of their respective businesses and the business of the combined company after the merger, and do not anticipate paying any cash dividends on shares of IAC common stock or Ask Jeeves common stock in the foreseeable future. Expedia does not anticipate paying cash dividends on Expedia common stock in the foreseeable future if the spin-off is consummated.

RECENT DEVELOPMENTS

IAC Recent Developments

        On March 1, 2005, IAC announced that it had agreed to acquire Cornerstone Brands, Inc., a portfolio of print catalogs and online retailing sites that sell home products and leisure and casual apparel. IAC completed this acquisition on April 1, 2005 for approximately $702 million in cash. IAC currently operates Cornerstone as part of its Electronic Retailing segment and will continue to do so following the spin-off of Expedia.

        On March 28, 2005, IAC announced that it would commence purchasing shares of its common stock pursuant to a 10b5-1 purchase plan (the "10b5-1 Plan") designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Prior to the implementation of the 10b5-1 Plan, IAC was authorized to purchase up to 102.9 million shares of its common stock pursuant to the two previously announced share repurchase authorizations by its board of directors in November 2003 and November 2004. The 10b5-1 Plan will automatically terminate no later than the earlier of the mailing of the proxy statement/prospectus for IAC's annual meeting of stockholders (at which IAC's stockholders will vote on the spin-off and related proposals) and the Ask Jeeves special meeting.

RISK FACTORS

        As a result of the merger, Ask Jeeves' stockholders will be subject to the following new or increased risks related to IAC, the ownership of IAC securities and/or the merger. In addition to the risks described below, the combined company will continue to be subject to the risks described in the documents that Ask Jeeves and IAC have filed with the SEC.

        If the merger is not consummated, Ask Jeeves will be subject to certain risks described below and will continue to be subject to the risks described in the documents Ask Jeeves has filed with the SEC. See the risk factor below headed "Failure to complete the merger could negatively impact the price of Ask Jeeves common stock and Ask Jeeves' future business and operations."

        The risks described below could have a material adverse effect on the business, financial condition, results of operations or cash flows of the combined company following the merger, and these effects could adversely affect the value of your stock in IAC. The risks described below should be considered along with the other information included or incorporated by reference into this proxy statement/prospectus.

        In addition, IAC has announced its intention to spin off its travel and travel-related businesses, subsidiaries and investments into an independent, separately traded public company. In connection with the spin-off, IAC intends to effect certain other changes to its certificate of incorporation that would impact your rights as a holder of IAC common stock. There are risks and uncertainties associated with IAC and the ownership of IAC securities in light of the proposed spin-off and the related IAC proposals and with Expedia and the ownership of Expedia securities if the spin-off is completed and you should carefully consider these risks. Certain of these risks and uncertainties are discussed below. You are not being asked to vote on the spin-off or the related IAC proposals described in Appendix E, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger. We encourage you to read Appendix E in its entirety before casting your vote on the merger.

Risk Factors Relating to the Merger

The number of shares of IAC common stock that holders of Ask Jeeves common stock will receive in the merger will be based upon a fixed exchange ratio. The value of the shares of IAC common stock at the time Ask Jeeves' stockholders receive them could be less than the value of those shares today.

        In the merger, each share of Ask Jeeves common stock will be converted into the right to receive 1.2668 shares of IAC common stock. IAC and Ask Jeeves will not adjust the exchange ratio as a result of any change in the market price of IAC common stock between the date of this proxy statement/prospectus and the date you receive shares of IAC common stock in exchange for your shares of Ask Jeeves common stock. The exchange ratio may only be adjusted if IAC splits or otherwise reclassifies its stock. The market price of IAC common stock will likely be different, and may be lower, on the date you receive your shares of IAC common stock than the market price of shares of IAC common stock as of the date of this proxy statement/prospectus. Differences in price may be the result of changes in the business, operations or prospects of IAC, market reactions to the proposed merger, general market and economic conditions and other factors. Because we will complete the merger only after Ask Jeeves holds its special meeting of stockholders and the other conditions to closing are satisfied or waived, the price of the IAC common stock on the date of the special meeting of stockholders will not necessarily be indicative of the price of the IAC common stock at the time we complete the merger. You should obtain current market quotations for IAC common stock and Ask Jeeves common stock. See "Summary—Comparative Per Share Market Price Information and Dividend Policy" beginning on page 21.

The trading price of IAC common stock may be affected by factors different from or in addition to the factors affecting the trading price of Ask Jeeves common stock.

        If the merger is completed, all holders of outstanding shares of Ask Jeeves common stock immediately prior to the merger (other than IAC and its affiliates) will become holders of IAC common stock. IAC owns and operates a number of lines of business in which Ask Jeeves does not participate, including online retail, ticketing, travel services and online dating services. Accordingly, IAC's results of operations and business, and the trading price of IAC common stock, may be affected by factors different from or in addition to those affecting Ask Jeeves' results of operations and business and the trading price of Ask Jeeves common stock.

Failure to complete the merger could negatively impact the price of Ask Jeeves common stock and Ask Jeeves' future business and operations.

        If the merger is not completed for any reason, Ask Jeeves may be subject to a number of risks, including:

  •
  Ask Jeeves may be obligated to pay IAC a termination fee of $68.5 million and reimburse IAC for its expenses if the merger agreement is terminated in certain circumstances;

  •
  the current market price of Ask Jeeves common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a negative perception by the market of Ask Jeeves generally and a resulting decline in the market price of the Ask Jeeves common stock;

  •
  many costs related to the merger, such as legal, accounting and financial advisory fees, must be paid regardless of whether the merger occurs;

  •
  there may be substantial disruption to the business of Ask Jeeves and a distraction of its management and employees from day-to-day operations, because matters related to the merger may require substantial commitments of time and resources, which would not benefit Ask Jeeves if the merger is not completed; and

  •
  the risks Ask Jeeves faces as an independent company, as further described in the documents that Ask Jeeves has filed with the SEC that are incorporated by reference into this proxy statement/prospectus.

Ask Jeeves stockholders may receive a lower return on their investment after the merger.

        Although IAC and Ask Jeeves believe that the merger will create financial, operational and strategic benefits for the combined company and its stockholders, these benefits may not be achieved. The combination of IAC's and Ask Jeeves' businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what each company would have achieved independently if the merger had not occurred.

IAC and Ask Jeeves may not successfully integrate their business operations after the merger. As a result, IAC and Ask Jeeves may not achieve the anticipated benefits of the merger, which could adversely affect the price of IAC common stock.

        IAC and Ask Jeeves entered into the merger agreement with the expectation that the merger will result in benefits to the combined company. However, these expected benefits may not be fully realized. The integration of IAC's and Ask Jeeves' operations after the merger may be difficult, time-consuming and costly. After completion of the merger, the combined company may desire to integrate, among other things, sales and marketing, research and development, administrative and customer service functions, and management information systems. In addition, IAC will need to retain the management, key employees, key suppliers and other business partners of Ask Jeeves. It is possible that these integration efforts will not be completed as smoothly as planned or that these efforts will distract management from the operations of the companies' businesses. In addition, the combined company may not successfully integrate the operations and technology of IAC and Ask Jeeves in a timely manner, or at all, and the combined company may not realize the anticipated benefits of the merger to the extent anticipated.

Ask Jeeves' directors and officers have conflicts of interest in recommending the merger to Ask Jeeves stockholders.

        In considering the recommendation of the Ask Jeeves board of directors to approve the merger, Ask Jeeves stockholders should recognize that certain of Ask Jeeves' directors and officers have interests in the merger that differ from, or are in addition to, their interests as Ask Jeeves stockholders. These interests include:

  •
  future employment arrangements;

  •
  severance benefits as a result of the merger;

  •
  acceleration of stock options and other equity-based compensation as a result of the merger; and

  •
  indemnification of Ask Jeeves' directors and officers against certain liabilities arising both before and after the merger.

        These and additional interests are described under the heading "Interests of Certain Persons in the Merger."

IAC could lose key personnel from Ask Jeeves necessary to achieve the benefits for the combined company expected as a result of the merger.

        The success of the combined company will depend in part on the continued service of specific Ask Jeeves personnel. As a result of the merger, current and prospective Ask Jeeves employees could experience uncertainty about their future roles within IAC, which would adversely affect the ability of the combined company to attract and retain key management, sales, marketing and technical personnel. If a substantial number of key employees leave as a result of the announcement of the merger or after completion of the merger, or the combined company fails to attract key personnel, the combined company's business could be adversely affected.

The merger agreement contains provisions that may discourage other companies from trying to acquire Ask Jeeves.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Ask Jeeves that might result in greater value to Ask Jeeves stockholders than the merger. These provisions include the prohibition on Ask Jeeves from soliciting any acquisition proposal or offer for a competing transaction and the requirement that Ask Jeeves pay a $68.5 million termination fee if the merger agreement is terminated in specified circumstances.

Shareholder litigation related to the merger may prevent or delay the closing of the merger or otherwise negatively impact the business and operations of IAC and Ask Jeeves.

        Two stockholder lawsuits have been filed against Ask Jeeves, its directors and IAC (in one suit only). For a detailed description of the two stockholder lawsuits, please refer to Ask Jeeves' quarterly report for the quarter ended March 31, 2005 on Form 10-Q which is incorporated by reference to this proxy statement/prospectus. The suits allege breaches of fiduciary duties by Ask Jeeves' directors in connection with the merger. The two suits seek to block the merger or, in the alternative, to undo the merger, as well as to force us to pay money damages. Even if this litigation is proven to lack merit, these actions could prevent or delay the closing of the merger. Notwithstanding that Ask Jeeves believes these claims and allegations to be without merit, litigation and preparations to defend against claims, regardless of the merit, can be costly, and Ask Jeeves may incur substantial costs and expenses in doing so, regardless of the ultimate outcome of this matter. This litigation could also substantially divert the attention of management and resources in general.

Allen & Company has potential conflicts of interest regarding the merger.

        Allen & Company was retained by Ask Jeeves to act as its financial advisor for the merger. Ask Jeeves stockholders should consider the potential conflict of interest of Allen & Company advising Ask Jeeves due to the fact that as of the date of its opinion and as of the date of this proxy statement/prospectus, Allen & Company and its affiliates are stockholders in IAC and Ask Jeeves, and Donald R. Keough, Chairman of Allen & Company, serves as a director of IAC. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen & Company may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of IAC and Ask Jeeves. Further, Allen & Company from time to time acts as agent for IAC in effecting open market repurchases of IAC stock (including purchases described in "Recent Developments—IAC Recent Developments" on page 22 of this proxy statement/prospectus), and has been engaged to render financial advisory services from time to time in the past on several separate transactions for which Allen & Company has received customary fees. It is also contemplated by Allen & Company that it will be available to provide investment banking and related services to IAC in the future on other engagements, for which Allen & Company would be compensated.

        In addition, a significant portion of the fees related to the financial advisory services of Allen & Company to Ask Jeeves in connection with the merger is contingent upon the consummation of the merger. The contingent nature of such fee arrangements might be viewed as giving Allen & Company a financial interest in the successful completion of the merger. See "Opinion of Ask Jeeves' Financial Advisors."

Risk Factors Relating to IAC

IAC depends on its key personnel.

        IAC is dependent upon the continued contributions of its senior corporate management, particularly Barry Diller, the Chairman and Chief Executive Officer of IAC, and certain key employees for its future success. Mr. Diller does not have an employment agreement with IAC, although he has been granted options to purchase a substantial number of shares of IAC common stock. However, such options expire between August 2005 and November 2007. If Mr. Diller no longer serves in his positions at IAC, IAC's business, as well as the market price of IAC common stock, could experience substantial adverse consequences. IAC cannot assure you that it will be able to retain the services of Mr. Diller or any other members of its senior management or key employees.

IAC is controlled by Mr. Diller. If Mr. Diller ceases to control IAC, Liberty Media Corporation may effectively control IAC.

        Subject to the terms of an amended and restated stockholders agreement, dated as of December 16, 2001, among Universal Studios, Inc., or Universal, Liberty, Mr. Diller and Vivendi Universal S.A., or Vivendi, Mr. Diller effectively controls the outcome of all matters submitted to a vote or for the consent of IAC's stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC's board of directors (rounded up to the nearest whole number) and matters as to which a separate class vote of the holders of IAC common stock or IAC preferred stock is required under Delaware law).

        Pursuant to the stockholders agreement and a related letter agreement, until the time of Mr. Diller's departure from IAC, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Liberty, Universal, and each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., which are collectively referred to as the "BDTV

Entities." Mr. Diller owns all of the voting stock, and Liberty owns all of the non-voting stock, in each case, of the BDTV Entities, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities.

        As of April 29, 2005, Mr. Diller owned 1,793,214 shares of IAC common stock, and 368,741 shares of IAC common stock were held by a private foundation controlled by Mr. Diller; these shares collectively represent approximately 0.2% of the combined voting power of the outstanding IAC capital stock. Liberty owned 87,239,578 shares of IAC common stock and 2,353,188 shares of IAC Class B common stock, collectively representing approximately 8.8% of the combined voting power of the outstanding IAC capital stock. The BDTV Entities collectively owned 44 shares of IAC common stock and 48,846,808 shares of IAC Class B common stock, collectively representing approximately 38.9% of the combined voting power of the outstanding IAC capital stock. Universal owned 43,181,308 shares of IAC common stock and 13,430,000 shares of Class B common stock, collectively representing approximately 14.1% of the combined voting power of the outstanding IAC capital stock. As a result, Mr. Diller, through shares he owns as well as those subject to proxy, generally controls the vote of 22.7% of IAC common stock and 100% of the IAC Class B common stock and, consequently, 62.0% of the combined voting power of the outstanding IAC capital stock.

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among IAC, Vivendi, Universal, Liberty and Mr. Diller, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that IAC's ratio of total debt to EBITDA, as defined in the governance agreement, equals or exceeds 4:1 over a continuous 12-month period. IAC cannot assure you that Mr. Diller and Liberty will consent to any such matter at a time when IAC is highly leveraged, in which case IAC would not be able to engage in such transactions or take such actions.

        Upon Mr. Diller's permanent departure from IAC, Liberty generally would be able to control IAC through its ownership of shares of IAC Class B common stock.

IAC's success depends on maintaining the integrity of its systems and infrastructure. System interruption and the lack of integration and redundancy in IAC's information systems may affect IAC's business.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. IAC's current security measures may not be adequate and, if any compromise of IAC's security were to occur, it could have a detrimental effect on IAC's reputation and adversely affect its ability to attract customers. At times, IAC's business may experience occasional system interruptions that make some or all systems unavailable or prevent the subsidiaries from efficiently fulfilling orders or providing services to third parties. IAC relies on its own affiliates' and third-party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in these services, or a deterioration in their performance, could impair IAC's ability to process transactions for its customers and the quality of service IAC can offer to them. It is unlikely that IAC could make up for the level of orders lost in these circumstances by increased phone orders. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions may damage or interrupt computer or communications systems at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent IAC subsidiaries from providing services to third parties. While IAC and its subsidiaries do have backup systems for certain aspects of operations, the systems are not fully redundant and disaster recovery planning may not be sufficient for all eventualities. In addition, IAC and its subsidiaries may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption. If any of this were to occur, it could damage the reputation of IAC and its subsidiaries and be costly to remedy.

IAC may experience operational and financial risks in connection with its acquisitions. In addition, some of the businesses IAC acquires may incur significant losses from operations or experience impairment of carrying value.

        IAC's future growth may be a function, in part, of acquisitions. To the extent that IAC grows through acquisitions, it will face the operational and financial risks commonly encountered with that type of a strategy. IAC would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing business, dissipating its limited management resources and impairing its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some of IAC's acquisitions may not be successful and their performances may result in the impairment of their carrying value.

Changing laws and regulations, and legal uncertainties, regarding the Internet may impair IAC's growth and harm its businesses.

        Unfavorable changes in existing, or the promulgation of new, laws, rules and regulations applicable to IAC and its businesses, including those related to the Internet or online commerce, consumer protection and privacy and sales, use, occupancy, value-added and other taxes, could decrease demand for products and services, increase costs and/or subject IAC to additional liabilities, which could adversely impact its business. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce, which may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on online businesses generally.

        In addition, the application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the historical and new products and services of IAC is subject to interpretation by the applicable taxing authorities. While IAC believes that they are compliant with these tax provisions, there can be no assurances that taxing authorities will not take a contrary position, or that such positions will not have an adverse effect on the businesses, financial condition and results of operations of IAC.

Adverse trends in the industries in which IAC currently operates could harm IAC's businesses, results of operations and financial condition. In addition, declines or disruptions such industries, such as those caused by terrorism, war, bankruptcies or general economic downturns, could harm IAC's businesses.

        IAC's businesses in general are sensitive to trends or events that are outside of IAC's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and natural or other disasters, among other adverse events and trends, may reduce the popularity and frequency of the events to which IAC sells tickets, reduce travel and may affect call center and other operations in areas where these trends or events occur. The occurrence of any of these adverse trends or events could significantly impact IAC's businesses, results of operations or financial condition.

        For example, travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Accordingly, before the spin-off, IAC's travel businesses will be sensitive to downturns or weaknesses in the travel industry, which could adversely affect the growth of its business. Additionally, IAC's travel businesses are sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues or when travel might involve health-related risks, one or more of which could result in a protracted decrease in demand for its travel services. This decrease in demand, depending on its scope and duration, together with any future issues impacting travel safety, could significantly and adversely impact IAC's business, financial condition and results of operations over the short term and, if the spin-off does not occur, the long term.

IAC's businesses depend on their relationships with third party distribution channels, suppliers and advertisers and any adverse changes in these relationships could adversely affect IAC's business, financial condition and results of operations.

        An important component of the success of IAC's various businesses depends on their ability to maintain their existing, as well as build new, relationships with third party distribution channels, suppliers and advertisers, among other parties. There is no assurance that IAC will be able to do so, and this could adversely affect IAC's businesses, financial condition and results of operations.

Risk Factors Relating to the Spin-Off

Expedia and IAC may be unable to achieve some or all of the benefits that they expect to achieve through the spin-off.

        The full strategic and financial benefits expected to result from the spin-off may be delayed or may never occur at all. For instance, there can be no assurance that either IAC or Expedia will be able to attract transaction partners using their capital stock as acquisition currency and that analysts and investors will regard these new corporate structures as more clear and simple than the current corporate structure.

The synergies that IAC achieves with all of its businesses under the same corporate structure may cease to exist following the spin-off of Expedia.

        Currently, IAC's non-travel businesses share economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the travel businesses that Expedia will own following the spin-off. While IAC and Expedia expect to enter into agreements that will govern their commercial and other relationships after the spin-off, those arrangements are not expected to fully capture the benefits the businesses enjoy as a result of common ownership prior to the spin-off. The loss of these benefits as a consequence of the spin-off could have an adverse effect on each of IAC's and Expedia's business, results of operations and financial condition following the spin-off.

After the spin-off, Expedia may be unable to make the changes necessary to operate effectively as an independent public entity and will incur greater costs.

        Following the spin-off, IAC will have no obligation to provide financial, operational or organizational assistance to Expedia, other than limited services pursuant to a transition services agreement that IAC and Expedia will enter into in connection with the spin-off. Among other things, as an independent entity, Expedia will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with The Nasdaq National Market's listing requirements, as well as generally applicable tax and accounting rules. Without assistance from IAC, Expedia may not be able to implement successfully the changes necessary to operate as an independent public entity. Expedia is also expected to incur increased costs relating to operating independently that could cause its cash flow and results of operations to decline materially.

IAC and Expedia may not be able to engage in desirable strategic transactions and equity issuances following the spin-off.

        IAC's and Expedia's ability to engage in significant stock transactions could be limited or restricted after the spin-off in order to preserve the tax free nature of the spin-off to IAC. Current federal income tax law creates a presumption that the spin-off would be taxable to IAC, but not to its shareholders, if either IAC or Expedia engaged in, or entered into an agreement to engage in, a transaction that would result in a 50 percent or greater change, by vote or value, in IAC's or Expedia's stock ownership during the four-year period that begins two years before the date of the spin-off, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the spin-off. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the regulations. In addition, the regulations provide several "safe harbors" for acquisition transactions that are not considered to be part of a plan. These restrictions may prevent IAC and Expedia from entering into transactions which might be advantageous to their respective shareholders, such as issuing equity securities to satisfy financing needs or acquiring businesses or assets with equity securities.

        Under the tax sharing agreement, there are restrictions on Expedia's ability to take actions that could cause the spin-off to fail to qualify as a tax free transaction, including redeeming equity securities and selling or otherwise disposing of a substantial portion of its assets, in each case, for a period of 25 months following the distribution. Expedia may have to indemnify IAC against the tax, if any, described in the preceding sentence if such tax is incurred by reason of a breach by Expedia of its covenants under the tax sharing agreement. For further discussion, see "The Spin-Off Proposal—U.S. Federal Income Tax Consequences of the Spin-Off" in Appendix E.

After the spin-off, actual or potential conflicts of interest may develop between the management and directors of IAC, on the one hand, and the management and directors of Expedia, on the other hand.

        After the spin-off, the management and directors of IAC and Expedia may own both IAC capital stock and Expedia capital stock. This ownership overlap could create, or appear to create, potential conflicts of interest when IAC's and Expedia's directors and executive officers face decisions that could have different implications for IAC and Expedia. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between IAC and Expedia regarding terms of the agreements governing the spin-off and the relationship between IAC and Expedia thereafter, including the separation agreement, the employee benefits agreement, the tax sharing agreement, the transition services agreement or any commercial agreements between the parties or their affiliates. Potential conflicts of interest could also arise if IAC and Expedia enter into any commercial arrangements in the future.

        In addition, Mr. Diller will serve as Chairman of the Board of Directors of Expedia and its senior executive, while retaining his role as Chairman and Chief Executive Officer of IAC, and Mr. Kaufman will serve as Vice Chairman of Expedia while retaining his role as Vice Chairman of IAC. The fact that Messrs. Diller and Kaufman hold positions with both IAC and Expedia could create, or appear to create, potential conflicts of interest for each of Messrs. Diller and Kaufman when he faces decisions that may affect both IAC and Expedia. Each of Messrs. Diller and Kaufman may also face conflicts of interest with regard to the allocation of his time between IAC and Expedia.

        IAC is asking you to approve the corporate opportunity proposal. The corporate opportunity proposal contemplates an amendment to the IAC certificate of incorporation that would provide that no officer or director of IAC who is also an officer or director of Expedia will be liable to IAC or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of IAC, or does not communicate information regarding a corporate opportunity to IAC because the officer or director has directed the corporate opportunity to Expedia. Expedia will have a reciprocal provision in its certificate of incorporation. The corporate opportunity provisions may have the effect of exacerbating the risk of conflicts of interest between IAC and Expedia because the provisions effectively shield an overlapping director/executive officer from liability for breach of fiduciary duty in the event that such director or officer chooses to direct a corporate opportunity to Expedia instead of to IAC or vice versa.

Risk Factors Relating to IAC and Expedia Securities after the Spin-Off

The aggregate value of the IAC and Expedia securities that current holders of IAC capital stock receive in the spin-off might be less than the value of the IAC securities before the spin-off.

        If IAC completes the spin-off as currently contemplated, holders of IAC capital stock prior to the spin-off will hold a combination IAC capital stock and Expedia capital stock following the spin-off. Any number of matters, including the risks described herein, may adversely impact the value of IAC and Expedia securities after the completion of the spin-off. Some of these matters may or may not have been identified by IAC or Expedia prior to the completion of the spin-off, and, in any event, may not be within IAC's or Expedia's control. Should any adverse circumstances, facts, changes or effects come to pass, the aggregate value of the IAC and Expedia securities could be less than the value of IAC securities before the spin-off.

The market price and trading volume of IAC and/or Expedia securities may be volatile and may face negative pressure.

        The travel and travel-related businesses that Expedia will own after the spin-off represent a significant portion of IAC's businesses and assets prior to the spin-off and have a significant impact on IAC's financial condition and results of operations. Investors that own IAC securities because of its travel businesses may decide to dispose of some or all of their IAC securities after the spin-off.

        IAC currently owns the travel and travel-related businesses that Expedia will operate following the spin-off. Accordingly, there is currently no trading market for Expedia's securities. Investors may decide to dispose of some or all of the Expedia securities that they receive in the spin-off. The Expedia securities issued in the spin-off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price.

        IAC cannot accurately predict how investors in IAC and/or Expedia securities will behave after the spin-off. The market price for IAC and/or Expedia securities following the spin-off may be more volatile than the market price of IAC securities before the spin-off. In addition, there can be no assurance that any trading market for either IAC or Expedia preferred stock, if any, will develop. The market price of IAC and Expedia securities could fluctuate significantly for many reasons, including the risks identified in this proxy statement/prospectus or reasons unrelated to each company's performance. These factors may result in short- or long-term negative pressure on the value of IAC and Expedia securities.

After the spin-off, financial institutions may remove IAC securities from investment indices and Expedia securities may not qualify for those investment indices. In addition, IAC securities and/or Expedia securities may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of IAC securities and/or Expedia securities and may impair IAC's and/or Expedia's ability to raise capital through the sale of securities.

        Some of the holders of IAC securities are index funds tied to The NASDAQ or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. The spin-off will reduce IAC's market capitalization. Similarly, as an independent company, Expedia will initially have a lower market capitalization than IAC has today. As a result, one or more investment indices may remove IAC securities from their indices and Expedia securities may not qualify for those investment indices. In addition, IAC and/or Expedia securities that are received in the spin-off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the spin-off, and the prices of

IAC and/or Expedia securities may fall as a result. Any such decline could impair the ability of IAC or Expedia to raise capital through future sales of securities.

Risk Factors Relating to IAC's and Expedia's Businesses Following the Spin-Off

        After the spin-off, both IAC and Expedia will own and operate interactive commerce businesses and are, therefore, subject to many of the same or similar business risks that this proxy statement/prospectus describes below. You should carefully consider these risks with the understanding that any particular risk factor may affect one or both of the companies. In addition, each company may have unique risk factors associated with its business. You should carefully consider these risks as well. For more information regarding each company's business see "The Spin-Off Proposal—Information about IAC after the Spin-Off" and "The Spin-Off Proposal—Information about Expedia after the Spin-Off" in Appendix E.

Following the spin-off, each of IAC and Expedia will depend on its respective key personnel.

        Following the spin-off, the future success of each of IAC and Expedia will depend upon the continued contributions of its respective senior corporate management, particularly Barry Diller, the Chairman and Chief Executive Officer of IAC and the Chairman and senior executive of Expedia. Mr. Diller does not have an employment agreement with either IAC or Expedia. He will own options to purchase a substantial number of shares of both IAC common stock and Expedia common stock. However, such options expire between August 2005 and November 2007. If Mr. Diller no longer serves in his current role at either company, IAC's business on the one hand, and Expedia's business on the other hand, as well as the market price of both companies' securities, could experience substantial adverse consequences. If Mr. Diller serves in either company in some lesser capacity than his current role, the business and market price of the securities of that company could experience adverse consequences. Neither IAC nor Expedia can assure you that it will be able to retain the services of Mr. Diller or any other member of its senior management or key employees following the spin-off.

Mr. Diller currently controls IAC and is expected to control Expedia. If Mr. Diller ceases to control IAC and/or Expedia, Liberty Media Corporation may effectively control the company that Mr. Diller ceases to control.

        Following the spin-off, subject to the terms of stockholders agreements relating separately to each of IAC and Expedia, Mr. Diller will effectively control the outcome of all matters submitted to a vote or for the consent of each company's stockholders (other than with respect to the election by the holders of each company's common stock of 25% of the members of each company's Board of Directors and matters as to which Delaware law requires a separate class vote). Upon Mr. Diller's permanent departure from IAC or Expedia, as the case may be, Liberty may effectively control the voting power of the capital stock of the company from which Mr. Diller departs through its ownership of common shares of each of IAC and Expedia.

        Pursuant to the stockholders agreements referred to above, until the time of Mr. Diller's departure from IAC or Expedia, as the case may be, Mr. Diller will generally have the right to vote all of the shares of IAC and Expedia common stock and IAC and Expedia Class B common stock held by Liberty, Universal, and each of the BDTV Entities. Mr. Diller owns all of the voting stock, and Liberty owns all of the non-voting stock, in each case, of the BDTV Entities, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities.

        As of April 29, 2005, Mr. Diller owned 1,793,214 shares of IAC common stock, and 368,741 shares of IAC common stock were held by a private foundation controlled by Mr. Diller; these shares collectively represent approximately 0.2% of the combined voting power of the outstanding IAC capital stock. Liberty owned 87,239,578 shares of IAC common stock and 2,353,188 shares of IAC Class B common stock, collectively representing approximately 8.8% of the combined voting power of the outstanding IAC capital stock. The BDTV Entities collectively owned 44 shares of IAC common stock and 48,846,808 shares of IAC Class B common stock, collectively representing approximately 38.9% of the combined voting power of the outstanding IAC capital stock. Universal owned 43,181,308 shares of IAC common stock and 13,430,000 shares of Class B common stock, collectively representing approximately 14.1% of the combined voting power of the outstanding IAC capital stock. As a result, Mr. Diller, through shares he owns as well as those subject to proxy, generally controls the vote of 22.7% of IAC common stock and 100% of the IAC Class B common stock and, consequently, 62.0% of the combined voting power of the outstanding IAC capital stock. The capital structure and ownership of Expedia immediately following the spin-off will mirror the capital structure and ownership of IAC; as a result, Mr. Diller will have similar voting control of Expedia.

        In addition, under an amended and restated governance agreement, dated as of December 16, 2001, among IAC, Vivendi, Universal, Liberty and Mr. Diller, and under a governance agreement to be entered into at the time of the spin-off, each of Mr. Diller and Liberty generally has the right to consent to limited matters in the event that IAC's or Expedia's, as the case may be, ratio of total debt to EBITDA, as defined in the governance agreement, equals or exceeds 4:1 over a continuous 12-month period. Neither IAC nor Expedia can assure you that Mr. Diller and Liberty will consent to any such matter at a time when IAC or Expedia, as the case may be, is highly leveraged, in which case IAC or Expedia, as the case may be, would not be able to engage in such transactions or take such actions.

Following the spin-off, the success of each of IAC and Expedia will depend on maintaining the integrity of their respective systems and infrastructure. System interruption and the lack of integration and redundancy in each of IAC's and Expedia's information systems may affect their respective businesses.

        A fundamental requirement for online commerce and communications is the secure transmission of confidential information, such as credit card numbers or other personal information, over public networks. Following the spin-off, each of IAC's and Expedia's security measures may be inadequate and, if any compromise of security were to occur, it could have a detrimental effect on each company's reputation and adversely affect its ability to attract customers. At times, IAC's and Expedia's businesses may experience occasional system interruptions that make some or all systems unavailable or prevent these businesses from efficiently fulfilling orders or providing services to third parties. Following the spin-off, each of IAC and Expedia will rely on its affiliates' and third party computer systems and service providers to facilitate and process a portion of its transactions. Any interruptions, outages or delays in each company's systems or third party providers' systems, or a deterioration in their performance, could impair each company's ability to process transactions for its customers and the quality of service that each company can offer to those customers. Fire, flood, power loss, telecommunications failure, break-ins, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins and similar events or disruptions may damage or interrupt computer or communications systems at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent IAC and/or Expedia from providing services to third parties. While each company will have backup systems for certain aspects of operations, the systems are not fully redundant and disaster recovery planning may not be sufficient for all eventualities. In addition, each of IAC and Expedia may have inadequate insurance coverage or insurance limits to compensate for losses from a major interruption. If any of these adverse events were to occur, it could damage the reputation of either or both companies and be costly to remedy.

IAC and Expedia may experience operational and financial risks in connection with their respective acquisitions. In addition, some of the businesses acquired by IAC or Expedia may incur significant losses from operations or experience impairment of carrying value.

        Both IAC's and Expedia's future growth may depend, in part, on acquisitions. To the extent that either company grows through acquisitions, it will face the operational and financial risks that commonly accompany that strategy. Each company would also face operational risks, such as failing to assimilate the operations and personnel of the acquired businesses, disrupting its ongoing businesses, impairing management resources and its relationships with employees and customers of acquired businesses as a result of changes in ownership and management. Some acquisitions may not be successful and their performances may result in the impairment of their carrying value.

Changing laws, rules and regulations, and legal uncertainties may adversely impact the business, financial condition and results of operations of IAC and Expedia.

        Unfavorable changes in existing, or the promulgation of new, laws, rules and regulations applicable to IAC, Expedia and their respective businesses, including those relating to the Internet and online commerce, consumer protection and privacy and sales, use, occupancy, value-added and other taxes, could decrease demand for products and services, increase costs and/or subject IAC and Expedia to additional liabilities, which could adversely impact their respective business. For example, there is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and online commerce, which may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Furthermore, the growth and development of online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on online businesses generally.

        In addition, the application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the historical and new products and services of IAC and Expedia is subject to interpretation by the applicable taxing authorities. While IAC and Expedia believe that they are compliant with these tax provisions, there can be no assurances that taxing authorities will not take a contrary position, or that such positions will not have an adverse effect on the businesses, financial condition and results of operations of IAC and Expedia. See "The Spin-Off Proposal—Information about Expedia After the Spin-Off—Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia—Critical Accounting Policies and Estimates" in Appendix E.

IAC's financial results may be subject to increased variability after the spin-off.

        After the spin-off, IAC will operate in different industries with distinct market dynamics and economics as compared to IAC prior to the spin-off. The businesses that IAC will operate following the spin-off are sensitive to general economic conditions, consumer confidence, consumer retail spending, interest rates, adverse publicity, competition and trends in technology. The diversification that results from operating IAC's travel businesses alongside IAC's other businesses tends to moderate financial and operational volatility. Following the spin-off, that diversification will diminish, and IAC may experience increased volatility and less diversification in terms of cash flow, seasonality, working capital and financing requirements.

Expedia's financial results may be subject to increased variability after the spin-off.

        After the spin-off, Expedia will operate in different industries with distinct market dynamics and economics as compared to IAC prior to the spin-off. The businesses that Expedia will operate following the spin-off are sensitive to general economic conditions, the health of the worldwide travel industry, consumer confidence, consumer retail spending, trends in technology, competition, levels of personal discretionary income, weather, acts of war or terrorism, safety concerns and acts of God. These businesses are also subject to the effects of seasonality to a greater degree than the businesses that IAC will operate following the spin-off with revenues typically lowest in the first quarter of the year and highest in the third quarter. The diversification that results from operating Expedia's businesses alongside IAC's other businesses tends to moderate financial and operational volatility. Following the spin-off, that diversification will effectively cease to exist at Expedia.

Over the last several years, travel suppliers have generally reduced or eliminated commissions and payments to travel agents and other travel intermediaries; these reductions could adversely affect Expedia's business, financial condition and results of operations.

        A portion of Expedia's agency revenues will be derived from compensation paid by travel suppliers and global distribution system (GDS) partners for bookings made through Expedia websites. The businesses that Expedia will own after the spin-off generally negotiate these commissions and fees with their travel suppliers and GDS partners. Over the last several years, travel suppliers have generally reduced or eliminated commissions and payments to travel agents and other travel intermediaries. No assurances can be given that GDS partners or travel suppliers will not reduce current industry compensation or Expedia's compensation, either of which could reduce Expedia's agency revenues and margins and adversely affect its business, financial condition and results of operations.

Expedia's failure to attract and retain customers in a cost-effective manner could adversely affect its business, financial condition and results of operations.

        The long-term success of Expedia will depend on its continued ability to increase the overall number of customer transactions in a cost-effective manner. In order to increase the number of customer transactions, Expedia must attract new visitors to its websites and other distribution channels, convert these visitors into paying customers and capture repeat business from existing customers. Similarly, Expedia's corporate travel business is dependent on enlisting new corporate customers and attracting their travel booking activity online to Expedia Corporate Travel. The businesses that Expedia will own after the spin-off attract customers to their websites in a cost-effective manner through affiliate programs. If the number of customers being driven to Expedia's websites through affiliates participating in these programs were to decrease significantly, costs relating to Expedia's sales and marketing commitments could increase. In addition, Expedia believes that rates for desirable advertising and marketing placements are likely to increase in the foreseeable future. No assurances can be provided that Expedia will be successful in acquiring new customers in a cost-effective manner.

Expedia's international opportunities and investments involve risks relating to travel patterns and practices and Internet-based commerce.

        After the spin-off Expedia will operate in a number of jurisdictions abroad and intends to continue to expand its international presence. In order to achieve widespread acceptance in the countries and markets it enters, Expedia must continue to successfully tailor its services to the unique customs and cultures of such countries and markets. Learning the customs and cultures of various countries, particularly with respect to travel patterns and practices, can be difficult and costly and Expedia's failure to do so could slow its international growth.

        In addition, the businesses that Expedia will own after the spin-off face, and Expedia expects to continue to face, additional risks in the case of its existing and future international operations. These risks include unexpected changes in regulatory requirements, increased risk and limits on its ability to enforce intellectual property rights, exchange rate fluctuations, potential delays in the development of the Internet as an advertising and commerce medium in international markets and difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems and infrastructures and staffing and managing foreign operations.

Declines or disruptions in the travel industry, such as those caused by terrorism, war, bankruptcies or general economic downturns, could adversely affect Expedia's business, financial condition and results of operations.

        After the spin-off Expedia's business, financial condition and results of operations will be affected by the health of the worldwide travel industry. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Accordingly, after the spin-off, Expedia's business will be sensitive to downturns or weaknesses in the travel industry, which could adversely affect the growth of its business. Additionally, Expedia's business will be sensitive to safety concerns, and thus may decline after incidents of terrorism, during periods of geopolitical conflict in which travelers become concerned about safety issues or when travel might involve health-related risks, one or more of which could result in a protracted decrease in demand for its travel services. This decrease in demand, depending on its scope and duration, together with any future issues impacting travel safety, could significantly and adversely impact Expedia's business, financial condition and results of operations over the short and long-term. In addition, the disruption of the existing travel plans of a significant number of customers upon the occurrence of certain events, such as terrorist activity or war, could result in the incurrence of significant additional costs if Expedia provides relief to affected customers by not charging cancellation fees or by refunding the price of otherwise non-refundable unused tickets.

IAC's businesses depend on their relationships with third party distribution channels, suppliers and advertisers and any adverse changes in these relationships could adversely affect IAC's business, financial condition and results of operations.

        An important component of the success of IAC's various businesses depends on their ability to maintain their existing, as well as build new, relationships with third party distribution channels, suppliers and advertisers, among other parties.

  Electronic Retailing

        Electronic Retailing is dependent upon the pay television operators with whom HSN U.S. enters into distribution and affiliation agreements to carry the HSN and America's Store television networks. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Electronic Retailing—HSN U.S.—Pay Television Distribution" in Appendix E. While the cessation of carriage of the HSN and/or America's Store television networks by a major pay television operator or a significant number of smaller pay television operators could have a significant adverse effect on the business, financial condition and results of operations of Electronic Retailing and IAC, IAC believes that it will be able to continue to successfully manage the distribution process in the future.

  Ticketing

        Ticketing is dependent upon its clients for ticketing supply. Securing tickets depends, in part, on the ability of Ticketing to enter into and maintain client contracts on favorable terms. No assurances can be provided that Ticketing will continue to be able to enter into or maintain client contracts on acceptable terms, if at all, and its inability to do so could have a material adverse effect on its business, financial condition and results of operations. In addition, some facilities, promoters and other potential clients are increasingly electing to distribute tickets through supplier direct or other new channels. The increased and continued use of supplier direct and/or new distribution channels by clients could have a material adverse effect on the business, financial condition and results of operations of Ticketing. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Ticketing" in Appendix E.

  Interval International

        Interval is dependent upon timeshare developers for new members and timeshare supply. Interval's inability to maintain existing or negotiate new arrangements with these developers could result in decreases in Interval's membership base, timeshare supply and related exchange transactions, which could have a material adverse effect on the business, financial condition and results of operations of Interval. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Interval International" in Appendix E.

  Ask Jeeves

        Assuming that IAC completes the Ask Jeeves acquisition, which remains subject to certain closing conditions, Ask Jeeves will be an important business of IAC following the spin-off. A material portion of the revenues of Ask Jeeves is derived from advertising and search toolbar distribution arrangements. Accordingly, the inability of Ask Jeeves to retain existing, or attract new, advertisers and/or distribution partners could have a material adverse effect on its business, financial condition and results of operations. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Ask Jeeves" in Appendix E.

  Financial Services and Real Estate

        In the case of Financial Services and Real Estate, the ability of LendingTree to provide financial and real estate services depends, in significant part, on the quality and pricing of services provided by participating lenders and real estate professionals. The failure of a significant number of participating lenders and real estate professionals to participate on LendingTree exchanges for any reason and/or provide quality services on competitive terms, could have a material adverse effect on the business, financial condition and results of operations of Financial Services and Real Estate. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Financial Services and Real Estate" in Appendix E.

Expedia depends on its relationships with travel suppliers and any adverse changes in these relationships could adversely affect Expedia's business, financial condition and results of operations.

        An important component of the success of Expedia's business depends on its ability to maintain its existing, as well as build new, relationships with travel suppliers and GDS distribution partners. Adverse changes in existing relationships, or Expedia's inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality and breadth of attractively priced travel products and services that Expedia is able to offer through its brands and businesses, which could adversely affect its business, financial condition and results of operations.

        Travel suppliers are increasingly looking to lower their travel distribution costs by promoting direct online bookings through their own websites. In some cases, supplier direct channels offer advantages to consumers, such as loyalty programs or lower transaction fees. In addition, travel suppliers may choose not to make their travel products and services available through Expedia distribution channels due to travel industry trends. For example, in the case of its merchant hotel business, Expedia experienced a compressed lodging supply environment in 2004 due to higher overall occupancy rates as compared to prior periods. Expedia expects that these trends will continue. To the extent that consumers increase the percentage of their travel purchases through supplier direct websites and/or if travel suppliers choose not to make their products and services available to Expedia due to travel industry trends, Expedia's business may suffer.

Adverse events or trends in the various industries in which IAC's businesses operate could harm IAC's business, results of operations and financial condition.

        IAC's businesses in general are sensitive to trends or events that are outside of IAC's control. For example, adverse trends or events, such as general economic downturns, decreases in consumer spending and natural or other disasters, among other adverse events and trends, could significantly impact IAC's business, results of operations and financial condition.

  Electronic Retailing

        Electronic Retailing is dependent upon the continued ability of HSN U.S. to transmit the HSN and America's Store television networks to broadcast and pay television operators from its satellite uplink facilities. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Electronic Retailing—HSN U.S.—Reach" in Appendix E. While HSN U.S. has designed business continuity and disaster recovery plans to ensure its continued satellite transmission capability on a temporary basis in the event of a natural or other disaster, the prolonged or permanent interruption of its satellite transmission capability for any reason and/or related costs incurred by HSN U.S. could have a material adverse effect on the business, financial condition and results of operations of Electronic Retailing and/or IAC.

  Ticketing

        Ticketing is sensitive to fluctuations in the number of entertainment, sporting and leisure events and activities offered by promoters and facilities, as well as general economic and business conditions in these industries. Accordingly, adverse trends in the entertainment, sporting and leisure events and activities could have a material adverse effect on the business, financial condition and results of operations of Ticketing.

  Personals

        In the case of Personals, adverse publicity resulting from and relating to the introduction of bills that, if passed into law, would require online dating services to either perform criminal background checks on their subscribers or prominently disclose that they do not perform such background checks, could harm the reputation and credibility of the personals industry and service providers within the industry. This development could discourage consumers from using online personals services and could have a material adverse effect on the business, financial condition and results of operations of Personals. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Personals—Regulation" in Appendix E.

  Interval International

        Interval's business depends, in significant part, upon the health of the timeshare and travel industries. Travel expenditures are sensitive to business and personal discretionary spending levels and tend to decline during general economic downturns. Accordingly, Interval's business is sensitive to downturns or weaknesses in the travel industry, which could adversely affect its business, financial condition and results of operations.

  Ask Jeeves

        Assuming that IAC completes the Ask Jeeves acquisition, which remains subject to certain closing conditions, Ask Jeeves will be an important business of IAC following the spin-off. A material portion of the revenues of Ask Jeeves is derived from advertising arrangements. Accordingly, Ask Jeeves is sensitive to general economic downturns and decreases in consumer spending, among other events and trends, which generally result in decreased advertising expenditures, as well as the continued growth and/or acceptance of online advertising as an effective alternative to offline advertising media and its business model. See "The Spin-Off Proposal—Information about IAC after the Spin- Off—Ask Jeeves" in Appendix E.

  Financial Services and Real Estate

        The results of Financial Services and Real Estate are impacted by fluctuations in interest rates, as well as the number of homes listed for sale (which is impacted by construction rates and related costs), both of which impact demand for financial and real estate services. While the broad mix of financial and real estate products and services offered by the businesses within Financial Services and Real Estate partially mitigates the impact of these fluctuations, such fluctuations could have a material adverse effect on the business, financial condition and results of operations of Financial Service and Real Estate. See "The Spin-Off Proposal—Information about IAC after the Spin-Off—Financial Services and Real Estate" in Appendix E.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the SEC filings that are incorporated by reference into this proxy statement/prospectus contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For those statements, both IAC and Ask Jeeves claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to the merger, the spin-off and related transactions, IAC's and Ask Jeeves' anticipated financial performance, business prospects, new developments, new merchandising strategies and similar matters, and/or statements in the future tense or that are preceded by, followed by or that include the words "believes," "could," "should," "will," "expects," "anticipates," "estimates," "intends," "plans," "projects," "seeks" or similar expressions. These forward-looking statements are necessarily estimates reflecting the best judgment of each company's senior management and the matters they describe involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks, uncertainties and assumptions could have a material adverse effect on the merger, the spin-off and/or on each company's respective businesses, financial condition or results of operations. As a result, actual events, results and developments could differ materially from those reflected in the forward-looking statements. You should consider in particular, the Risk Factors set forth above, as well as the other information contained in or incorporated by reference into IAC's and Ask Jeeves' filings with the SEC, including each company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, especially in the Management's Discussion and Analysis section, and each company's Current Reports on Form 8-K. Other unknown or unpredictable factors also could have material adverse effects on IAC's and Ask Jeeves' future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the events, results and anticipated developments reflected in the forward-looking statements in this proxy statement/prospectus may not occur. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this proxy statement/prospectus.

        You should understand that the following important factors, in addition to the Risk Factors and other factors we discuss elsewhere in this document and in the documents incorporated into this proxy statement/prospectus by reference, could affect IAC's and Ask Jeeves' future results and could cause those results to differ materially from those expressed in the forward-looking statements:

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  the risk that IAC's and Ask Jeeves' businesses will not be integrated successfully;

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  material adverse changes in economic conditions generally or in IAC's and Ask Jeeves' markets or industries;

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  future regulatory and legislative actions and conditions affecting IAC's and Ask Jeeves' operating areas;

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  competition from other companies;

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  product demand and market acceptance;

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  the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms;

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  the loss of key employees of Ask Jeeves as a result of the announcement or consummation of the merger;

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  the ability to maintain the integrity of IAC's and Ask Jeeves' systems and infrastructure;

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  the ability to expand into and successfully operate in foreign markets;

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  the ability to obtain and retain key executives and skilled employees;

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  acts of terrorism;

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  war or political instability; and

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  other risks and uncertainties as may be detailed from time to time in IAC's, Ask Jeeves' and/or IAC's public subsidiary's public announcements and filings with the SEC.

        Unless explicitly stated to the contrary, all forward-looking statements contained in this proxy statement/prospectus speak only as of the date of this proxy statement and neither IAC nor Ask Jeeves is under any obligation, and neither IAC nor Ask Jeeves intends, to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy statement/prospectus to reflect circumstances existing after the date of this proxy statement/prospectus or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

THE ASK JEEVES SPECIAL MEETING

        This proxy statement/prospectus is being furnished to Ask Jeeves stockholders in connection with the solicitation of proxies by Ask Jeeves' board of directors from the holders of Ask Jeeves common stock for use at the special meeting of Ask Jeeves stockholders and any adjournments or postponements thereof. This proxy statement/prospectus also is being furnished to Ask Jeeves stockholders as a prospectus of IAC in connection with the issuance by IAC of shares of IAC common stock to Ask Jeeves stockholders in connection with the merger.

Date, Time and Place

        The special meeting will be held on [    •    ], 2005, at [10:00 a.m.] local time at the Oakland Marriott City Center Hotel, 1001 Broadway, Oakland, California.

Purpose of the Special Meeting

        At the special meeting Ask Jeeves common stockholders will be asked:

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  to vote on a proposal to adopt the Agreement and Plan of Merger and Reorganization, dated as of March 21, 2005, by and among IAC, Merger Sub, a wholly-owned subsidiary of IAC, and Ask Jeeves pursuant to which Merger Sub will be merged with and into Ask Jeeves, with Ask Jeeves surviving the merger and becoming a wholly-owned subsidiary of IAC; and

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  to transact such other business that may properly come before the special meeting.

Record Date and Outstanding Shares

        The Ask Jeeves board of directors has fixed the close of business on [    •    ], 2005, as the record date for purposes of determining the stockholders entitled to notice of and to vote at the special meeting. Only holders of record of shares of common stock on the record date are entitled to notice of and to vote at the special meeting. On the record date, there were [    •    ] shares of Ask Jeeves common stock outstanding and entitled to vote at the special meeting held by [    •    ] stockholders of record.

Voting Matters and Quorum Required

        Each holder of record of shares of Ask Jeeves common stock as of the record date is entitled to cast one vote per share at the special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the special meeting. The affirmative vote of at least a majority of the shares of Ask Jeeves common stock outstanding as of the record date is required to adopt the merger agreement.

        As of the record date for the special meeting, directors and executive officers of Ask Jeeves and their affiliates (other than Ask Jeeves) beneficially owned an aggregate of [    •    ] shares of Ask Jeeves common stock entitled to vote at the special meeting. These shares represent approximately [    •    ]% of the Ask Jeeves common stock outstanding and entitled to vote as of the record date.

How Shares Will Be Voted at the Special Meeting

        All shares of Ask Jeeves common stock represented by properly executed proxies received before or at the special meeting, and not properly revoked, will be voted as specified in the proxies. Properly executed proxies that do not contain voting instructions will be voted FOR the adoption of the merger agreement.

        A properly executed proxy marked "Abstain" with respect to any proposal will be counted as present for purposes of determining whether there is a quorum at the special meeting. However,

because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares entitled to vote, abstentions will have the same effect as a vote AGAINST adoption of the merger agreement.

        If you hold shares of Ask Jeeves common stock in street name through a bank, broker or other nominee holder, the nominee holder may only vote your shares in accordance with your instructions. If you do not give specific instructions to your nominee holder as to how you want your shares voted, your nominee will indicate that it does not have authority to vote on the proposal, which will result in what is called a "broker non-vote." Broker non-votes will be counted for purposes of determining whether there is a quorum present at the special meeting, but because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares entitled to vote, broker non-votes will have the same effect as a vote AGAINST adoption of the merger agreement.

        The Ask Jeeves board of directors is not currently aware of any business to be brought before the special meeting other than the proposal to adopt the merger agreement. However, if any other matters are properly brought before the special meeting, the proxies named in the proxy card will have discretion to vote the shares represented by duly executed proxies in their sole discretion.

How to Revoke a Proxy

        You may revoke your proxy at any time before it is voted at the special meeting in the following ways:

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  you may send a written notice to the person to whom you submitted your earlier proxy indicating you are revoking your earlier proxy;

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  you may complete and submit a new proxy card with the Corporate Secretary of Ask Jeeves at our principal executive offices at 555 12th Street, Suite 500, Oakland, CA 94607—the latest dated and signed proxy actually received by Ask Jeeves before the special meeting of Ask Jeeves stockholders will be counted, and any earlier proxies will be considered revoked; or

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  you may attend the special meeting and vote in person. Merely attending the meeting without voting will not revoke any prior votes or proxies.

        If your shares are held on your behalf by a bank, broker or other nominee holder, you must follow that entity's instructions regarding how to revoke the voting instructions that you have previously given.

Solicitation of Proxies

        IAC will pay the expenses incurred in connection with filing, printing and mailing this proxy statement/prospectus. Ask Jeeves will pay the expenses incurred in connection with the solicitation of proxies from Ask Jeeves stockholders. Proxies may be solicited by mail, by telephone or via the Internet. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners, and IAC will, upon request, reimburse them for their reasonable expenses incurred in doing so.

Recommendation of the Ask Jeeves Board of Directors

        Your board of directors has unanimously determined that the merger and the terms of the merger agreement are advisable, fair to and in the best interests of our stockholders. Therefore, your board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement.

THE MERGER

        This section of the proxy statement/prospectus describes aspects of the merger agreement and the proposed merger. The following description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. We urge you to read the merger agreement carefully in its entirety, as it is the legal document that governs the merger and your rights with respect to the merger.

        The attached merger agreement is not in any way intended as a document for you to obtain factual information about the current state of affairs of either Ask Jeeves or IAC. This information can be found elsewhere in this proxy statement/prospectus (including the attached appendices) and in the other public filings each of Ask Jeeves and IAC make with the Securities and Exchange Commission, which are available without charge at www.sec.gov. The merger agreement contains representations and warranties made by Ask Jeeves, AJI Acquisition Corp and IAC, which are qualified by information in confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement. Although Ask Jeeves, IAC and AJI Acquisition Corp. do not believe that the disclosure schedules contain information that securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. In addition, representations and warranties may be used as a tool to allocate risks between the parties where the parties do not have complete knowledge of all facts. Accordingly, you should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts or condition of the parties, since they may be modified or qualified in important part by information disclosed in the disclosure schedules.

Background to the Merger

        On November 4 and 5, 2004, the board of directors of Ask Jeeves held its annual off-site regular meeting at which the board discussed, among other topics, whether it should engage an investment bank to investigate strategic opportunities for the company.

        On November 17, 2004, A. George (Skip) Battle, Executive Chairman of the board of Ask Jeeves, met with a representative of Allen & Company LLC to discuss the state of the industry and the competitive landscape in which Ask Jeeves competes.

        On December 2, 2004, Mr. Battle, Steve Berkowitz, Chief Executive Officer of Ask Jeeves, and Steve Sordello, Executive Vice President and Chief Financial Officer of Ask Jeeves, met with representatives of Allen & Company to discuss Ask Jeeves' business and its management's view of the industry.

        On December 3, 2004, the board of directors of Ask Jeeves held a special meeting, at which the board discussed strategic options such as remaining independent or selling all or a minority interest in Ask Jeeves. Mr. Battle proposed engaging Allen & Company to review possible strategic alternatives for the company.

        On December 16, 2004, the board of directors of Ask Jeeves held a special meeting at which, among other agenda items, the board discussed Ask Jeeves' various strategies for growth recommended by management.

        On December 21, 2004, Messrs. Battle and Berkowitz and Barry Diller, Chairman and Chief Executive Officer of IAC, and Shana Fisher, Senior Vice President, Strategy and M&A of IAC, met to discuss preliminarily a potential transaction. Later that same day, Messrs. Battle and Berkowitz, together with representatives of Allen & Company, met with representatives of a first alternate party at Allen & Company's offices in New York for preliminary discussions regarding a potential transaction.

        On January 10, 2005, Ask Jeeves and IAC signed a non-disclosure agreement and began to exchange non-public information on a confidential basis. During that week, senior executives from Ask Jeeves and IAC met on several occasions to provide detailed explanations of the respective companies' businesses and to continue discussions regarding the possibility of a transaction.

        On January 14, 2004, Mark Stein, Senior Vice President for Business Development of Ask Jeeves, and Paul Gardi, Senior Vice President, Strategy, participated in a conference call with representatives of a second alternate party where they focused on a number of prior meetings between the parties over the years and discussed a potential commercial and strategic relationship between the two companies. The parties did not discuss a business combination at that time.

        Also on January 14, 2005, the board of directors of Ask Jeeves held a special meeting at which Mr. Battle led a discussion of potential strategic transaction opportunities for Ask Jeeves, including a potential transaction with IAC and an alternate transaction with the first alternate party. Mr. Berkowitz informed the board that he had a meeting scheduled with a third alternate party to discuss the companies' existing relationships. In mid-2004, a high-ranking executive of the third alternate party had remarked to Mr. Berkowitz during an industry conference that, in the event Ask Jeeves ever considered merger proposals, this company might be interested in discussing terms. The board discussed generally each of these potential transactions and the need for valuation information from each of the potential acquirors and Allen & Company.

        On January 18, 2005, Messrs. Battle and Berkowitz, and Brett Robertson, Executive Vice President, General Counsel and Secretary of Ask Jeeves, met with representatives of Gibson, Dunn & Crutcher LLP, Ask Jeeves' special legal counsel, to discuss potential acquisition transactions. Also on January 18, 2005, Ask Jeeves and the first alternate party signed a non-disclosure agreement and subsequently continued discussions and exchanged non-public information on a confidential basis.

        On January 19, 2005, representatives of Allen & Company had a conference call with Victor Kaufman, Vice Chairman of IAC, during which they discussed four possible transaction structures. During this call, representatives of Allen & Company advised Mr. Kaufman that Ask Jeeves would prefer an all-stock transaction, although Ask Jeeves would consider other structures. Mr. Kaufmann also indicated that IAC wanted Ask Jeeves to agree to exclusive discussions with IAC.

        On January 20, 2005, a representative of the first alternate party sent to representatives of Allen & Company a nonbinding expression of interest. The expression of interest contemplated two alternate consideration structures, one of which was an all-cash structure and the other of which was a combination of cash and contribution of equity interests of other companies to the capital of Ask Jeeves. Representatives of the first alternate party advised the Allen & Company representatives that for an all-cash transaction, the first alternate party was considering offering Ask Jeeves' stockholders a per share premium ranging from 15% to 25% over the then-closing Ask Jeeves stock price. The first alternate party's expression of interest was not presented as a formal offer, and the first alternate party specified that the proposal was subject to approval by its board and management, as well as to conduct of and completion of due diligence.

        Also on January 20, 2005, the Ask Jeeves board of directors held a special meeting at which representatives of Allen & Company presented to the board the financial advisor's preliminary views regarding a possible merger with IAC. Allen & Company also discussed other potential business combinations that could be explored, including a summary of discussions to date with the first alternate party and a description of possible transactions involving the third alternate party. A representative of Allen & Company discussed the preliminary valuation analyses in connection with certain of the proposed transactions, including a potential transaction with IAC. After discussing the matters raised at the meeting, the board directed Allen & Company to continue to negotiate with IAC and the first alternate party, and also determined that entering into exclusive discussions with IAC at that stage would not be appropriate in light of the first alternate party's expression of interest. Representatives of Gibson, Dunn & Crutcher discussed director fiduciary duties under Delaware law in connection with potential business combinations.

        From January 22 to January 27, 2005, representatives of Ask Jeeves and IAC and their respective financial advisors continued discussions regarding a potential transaction. IAC agreed to continue transaction discussions with Ask Jeeves on a non-exclusive basis and delivered a due diligence request list to Ask Jeeves' counsel and financial advisor.

        On January 27, 2005, the Ask Jeeves board of directors held a special meeting. Members of senior management, as well as representatives of Ask Jeeves' financial and legal advisors, were in attendance. At the meeting, Ask Jeeves' board discussed potential strategic transactions with the first alternate party, second alternate party and third alternate party. The board discussed the possible timing of a transaction with the second alternate party or third alternate party. The board determined that Allen & Company should continue to negotiate with IAC and the first alternate party. Based in part on prior dealings with the second alternate party, the board determined that the second alternate party would not be pursued at this time. The board further determined that senior management should approach the third alternate party after determining what terms IAC and other alternate parties might be willing to offer, because of anticipated antitrust issues and related delays and the uncertainty of closing implicated by a business combination transaction with the third alternate party. The board resolved to contact Citigroup to discuss their potential engagement to render a second fairness opinion to the board in connection with potential strategic transaction opportunities for Ask Jeeves, including a potential merger with IAC.

        Also on January 27, 2005, Ask Jeeves formally executed an engagement letter with Allen & Company with respect to financial advisory services related to the various proposed or potential transactions and to render an opinion evaluating the financial fairness of any proposed transaction. After the board meeting, Messrs. Battle and Berkowitz, together with representatives of Allen & Company, met with representatives of the first alternate party to discuss general due diligence related to Ask Jeeves, while other representatives of both parties met to discuss technical due diligence matters.

        From January 28, 2005 until mid to late February 2005, IAC and its advisors conducted legal, financial, technical and accounting due diligence on Ask Jeeves, based on information and documentation provided to them by Ask Jeeves' advisors. During this period, Ask Jeeves and its advisors also conducted due diligence on IAC.

        On January 31, 2005, IAC's counsel sent a draft merger agreement to Ask Jeeves' counsel.

        From January 31, 2005 through February 4, 2005, representatives of the first alternate party conducted legal due diligence with respect to Ask Jeeves.

        On February 2, 2005, the Ask Jeeves board of directors held a special meeting. Representatives of Allen & Company and Gibson, Dunn & Crutcher, as well as members of Ask Jeeves senior management, were also in attendance. At the meeting, Mr. Battle updated the board on his conversations with Mr. Diller, a representative of Allen & Company provided a status update on discussions with and financial due diligence by IAC and the first alternate party and Mr. Berkowitz discussed his upcoming scheduled meeting with the third alternate party. The board made no determinations concerning specific strategic alternatives for Ask Jeeves at this meeting, but the directors did ask questions and discussed generally the strategic opportunities identified to date. A representative of Gibson, Dunn & Crutcher summarized for the board the draft merger agreement circulated by IAC's legal counsel, discussed key issues raised by the draft and updated the board on the legal due diligence process.

        On February 4, 2005, representatives of Gibson, Dunn & Crutcher and Wachtell, Lipton, Rosen & Katz, special counsel to IAC, commenced discussions and negotiations relating to the merger agreement.

        On February 7, 2005, Messrs. Battle and Berkowitz met with representatives of IAC senior management at Ask Jeeves' offices to discuss the status of due diligence and any matters requiring further investigation by IAC. Also on February 7, 2005, Mr. Battle contacted a representative of Citigroup to discuss the possibility of engaging Citigroup to render an opinion evaluating the financial fairness of any proposed transactions.

        On February 9, 2005, Mr. Berkowitz met with representatives of the third alternate party at the third alternate party's offices. The meeting had been called to discuss the companies' existing relationships, which was the focus of the executives' discussions. Nonetheless, at this meeting Mr. Berkowitz disclosed the existence of merger negotiations and the third alternate party indicated that it would consider whether to pursue a possible transaction.

        On February 10, 2005, the Ask Jeeves board of directors held a special meeting. Members of Ask Jeeves senior management, as well as representatives of Ask Jeeves' financial and legal advisors, were also present at the meeting. At the meeting, a representative of Allen & Company reviewed the potential business combinations being explored and then updated the board on the status of negotiations with IAC and the first alternate party. Mr. Berkowitz led a discussion of strategy, cost synergies and timing of the possible transactions being explored, including with parties other than IAC and the first alternate party. Mr. Berkowitz also updated the board on his recent meeting with representatives of the third alternate party. A representative of Gibson, Dunn & Crutcher discussed specific key unresolved legal and business issues in the draft merger agreement received from IAC. The board also authorized management to engage Citigroup to act as an additional financial advisor to Ask Jeeves and to render an opinion to the board evaluating the financial fairness of any potential strategic transaction opportunities for Ask Jeeves, including a potential merger with IAC.

        During the week of February 14, 2005, representatives from Ask Jeeves and IAC continued to discuss the potential transactions, and legal advisors for the two parties continued to negotiate and discuss the draft merger agreement.

        On February 18, 2005, Ask Jeeves and the third alternate party signed a non-disclosure agreement, agreeing to keep confidential all non-public information disclosed in connection with evaluating a possible merger transaction between the parties.

        On February 21, 2005, a representative of the third alternate party sent a preliminary due diligence request list to a senior executive at Ask Jeeves.

        On February 22, 2005, Mr. Berkowitz and Mr. Diller met in New York to discuss their strategic vision for Ask Jeeves in light of the proposed transaction. Messrs. Berkowitz and Diller also discussed issues relating to operations, corporate culture and general industry and market trends. Mr. Diller expressed to Mr. Berkowitz his desire that Mr. Berkowitz continue as an employee of IAC if the parties were to successfully negotiate and consummate a transaction.

        On February 24, 2005, the Ask Jeeves board of directors held a special meeting, which representatives of Allen & Company and Gibson, Dunn & Crutcher also attended. At the meeting, a representative of Allen & Company updated the board on the status of due diligence discussions with IAC and its expectation, based on the level of diligence conducted by IAC and the high level of interest in pursuing a transaction demonstrated by their actions, that there was a high likelihood that IAC would submit a firm offer in the near future. Mr. Battle led the board in a discussion of Ask Jeeves' ability to further develop business in the industry as an independent company as compared to as a wholly-owned subsidiary of IAC.

        Also, on February 24 2005, a representative of the third alternate party conducted legal due diligence with respect to Ask Jeeves for a portion of the day.

        On February 28, 2005, Ask Jeeves executed an engagement letter with Citigroup whereby Citigroup agreed to render an opinion evaluating the financial fairness of any proposed transaction and representatives of Citigroup met with representatives of Ask Jeeves to discuss the potential business combination with IAC.

        On March 1, 2005, representatives of Ask Jeeves, including the Chief Financial Officer and the Senior Vice President for Business Development, participated in a conference call with representatives of the third alternate party and provided a detailed briefing on Ask Jeeves' business. Although two high-ranking members of the third alternate party's management team were expected at the meeting, only one attended. At the conclusion of the meeting, an officer of the third alternate party indicated that he would call Ask Jeeves to discuss further steps.

        On March 3, 2005, the Ask Jeeves board of directors held a special meeting, which representatives of Allen & Company and Gibson, Dunn & Crutcher also attended. Representatives of Allen & Company and Gibson, Dunn & Crutcher updated the board regarding the status of merger agreement negotiations with IAC. The board made no definitive determinations concerning any specific strategic alternatives for Ask Jeeves at this meeting, although the directors did discuss generally the potential for a transaction with each of IAC, the first alternate party and the third alternate party. The board expressed support and potential strategies for continuing to pursue these transactions or other potential transactions that might be identified by or presented to Ask Jeeves or its financial advisors.

        On March 9, 2005, members of senior management of IAC advised Ask Jeeves' financial advisor that IAC had discussed with the second alternate party the possibility of granting the second alternate party a participation in the acquisition of Ask Jeeves. The next day, a representative of the second alternate party contacted Mr. Berkowitz by telephone to discuss the possibility of a business combination between Ask Jeeves and the second alternate party alone. Mr. Berkowitz agreed to initiate discussions with the second alternate party and a meeting was scheduled for the following week.

        On March 10, 2005, a representative of the first alternate party contacted a representative of Allen & Company to advise that the first alternate party remained interested in considering acquiring Ask Jeeves, but noted that the first alternate party's view on valuation had changed negatively. The representative of the first alternate party stated that it was not in a position to move forward with a transaction at that time and was unable to predict when, or if, it would be willing to resume discussions.

        On March 11, 2005, Mr. Diller communicated to Ask Jeeves, through its financial advisor, an offer of 80 million shares of IAC common stock as consideration for acquiring all Ask Jeeves common stock on a fully-diluted basis. This offer was rejected on behalf of Ask Jeeves by a representative of Allen & Company. Later that day, Mr. Kaufman contacted a representative of Allen & Company and indicated that IAC was increasing its offer of 80 million shares to 85 million shares of IAC common stock, and that IAC desired to move quickly to negotiate a definitive agreement at that price.

        On March 14, 2005, the Ask Jeeves board of directors held a special meeting, which representatives of Allen & Company, Citigroup and Gibson, Dunn & Crutcher also attended. Representatives of Allen & Company updated the board on activities to date with each of IAC, the first alternate party, the second alternate party and the third alternate party. Representatives of Allen & Company advised the board of conversations that Allen & Company understood had transpired between members of senior management of IAC and the second alternate party regarding the possibility of granting the second alternate party a participation in an acquisition of Ask Jeeves. Representatives of Allen & Company also updated the board on the lack of activity by the third alternate party. The board discussed the fact that management's calls to the third alternate party following the March 1, 2005 presentation had not been returned. The board discussed the status of the possible transactions at length and asked a number of questions of representatives of Gibson, Dunn & Crutcher regarding their fiduciary duties as directors and the potential terms of possible transactions.

        During the week of March 14, 2005, Mr. Diller informed Mr. Battle that IAC would require that Mr. Berkowitz execute an employment agreement in connection with the transaction. Mr. Diller and Mr. Battle also discussed the possibility of Mr. Battle joining the board of IAC if IAC and Ask Jeeves were to complete a business combination transaction. Messrs. Diller and Battle also agreed that they would postpone discussions relating to a consulting arrangement between Mr. Battle and IAC until completion of the merger. IAC also solicited Ask Jeeves' advice as to how a joint venture between IAC and the second alternate party for control of Ask Jeeves would optimally be structured, if IAC were to allow the second alternate party an equity participation at a future date.

        Also during the week of March 14, 2005, one of Ask Jeeves outside directors, Geoffrey Yang, attempted to contact executives of the third alternate party to inquire as to whether they had any continued interest in pursuing a possible transaction. He did not receive a response from the third alternate party.

        On March 15, 2005, representatives from Allen & Company, Citigroup and Ask Jeeves engaged in due diligence discussions with representatives of IAC regarding IAC's business segments, strategy, prospects and other due diligence matters. Also on March 15, 2005, IAC's legal counsel circulated a revised draft of the merger agreement.

        Also on March 15, 2005, a representative of Allen & Company contacted Mr. Kaufman to inquire whether IAC would be willing to pay a higher price if the transaction were structured as a combination of cash and stock, as opposed to an all-stock structure. In response to this inquiry, Mr. Kaufman proposed an alternate 50% cash and 50% stock structure. Ask Jeeves, with Allen & Company's assistance, ultimately determined the alternate cash and stock structure to be less preferable than an all-stock structure because the premium offered was substantially the same as that offered in the all stock structure and any cash consideration paid would be immediately taxable to Ask Jeeves' stockholders.

        On March 16, 2005, Mr. Battle contacted Mr. Diller to discuss various matters and requested that IAC increase the consideration in the proposed transaction to 88 million shares of IAC common stock.

        Also on March 16, 2005, the Chief Executive Officer and the Senior Vice President for Business Development of Ask Jeeves met with representatives of the second alternate party at the second alternate party's offices. Executives of the second alternate party explained its various business units and Ask Jeeves' executives explained the advanced state of negotiations with IAC. Potential merger structures were discussed at a high level of generality, without any discussion of potential price ranges. The executives discussed potential synergies between the two companies, as well the potential risk of incompatibilities between the two corporate cultures. As the meeting progressed, focus shifted away from the possibility of a merger and toward the possibility of a business development initiative.

        On a regular basis from March 16 to March 21, 2005, representatives of IAC and Ask Jeeves, together with their respective legal counsel, continued negotiations relating to the merger agreement.

        On March 17, 2005, a representative of the second alternate party contacted a representative of Allen & Company to discuss its possible interest in a transaction with Ask Jeeves. Despite being invited to conduct due diligence and review confidential documents regarding Ask Jeeves, the second alternate party took no active steps to do so and did not appear to be highly interested or engaged in moving forward with negotiations for a transaction. On that same day, a representative of the first alternate party confirmed to a representative of Allen & Company that it still was not in a position to move forward with a transaction at that time.

        From March 17 through March 21, 2005, senior executives of the second alternate party and Ask Jeeves continued to negotiate a term sheet for a potential business development initiative; however, the second alternate party did not make any further overtures regarding a possible merger proposal.

        On March 18, 2005, the Ask Jeeves board of directors held a special meeting at which the board obtained updates from Allen & Company, Citigroup and Gibson, Dunn & Crutcher regarding the status of negotiations with IAC. The directors discussed among themselves and with their financial and legal advisors various open issues on the merger agreement and the proposed purchase price discussed by Messrs. Battle and Diller. During the course of the board meeting, Mr. Diller first contacted a representative of Allen & Company and then contacted Mr. Battle to offer an aggregate of 88 million shares of IAC common stock to acquire Ask Jeeves. Mr. Battle advised Mr. Diller that he would present the proposed price to the full board of directors. The board discussed the increased IAC offer at length and the directors expressed support for continuing to negotiate with IAC. The board agreed to convene again on March 20, 2005 in order to make a determination whether to accept IAC's offer. After the board meeting, Mr. Battle called Mr. Diller and informed him that he believed the board would be agreeable to the 88 million share offer price, but that there were other issues that needed to be resolved in the merger agreement. Over the course of that day and the following days, representatives of IAC and Ask Jeeves, together with their respective legal counsel, participated in conference calls to negotiate a definitive merger agreement. The offer made by IAC was the only formal offer received from any party, and IAC was the only party that completed a business and legal due diligence review of Ask Jeeves to the extent customarily expected for a merger transaction of this scale. Although due diligence data rooms had been established and made available to each of the alternate parties near their corporate headquarters, the second alternate party did not accept the invitation to conduct legal due diligence, while the third alternate party's legal diligence had not continued after its initial partial day.

        On the morning of March 20, 2005, the Ask Jeeves board of directors held a special meeting at which the proposed merger was further discussed and considered. At the meeting, members of Ask

Jeeves' senior management and representatives of Ask Jeeves and Ask Jeeves' financial advisors made presentations to the board regarding financial aspects of the proposed merger and each of the financial advisors rendered their respective oral opinions as of March 20, 2005, subsequently confirmed in writing as of March 21, 2005, to the effect that, as of the dates of their respective written opinions and based upon and subject to the various considerations and limitations set forth in those opinions, the exchange ratio in the merger agreement was fair to the Ask Jeeves stockholders from a financial point of view. Ask Jeeves' legal counsel then outlined the principal legal terms and conditions of the proposed merger agreement, certain potential legal risks of the proposed transaction and other legal issues associated with the proposed business combination. Following the financial and legal presentations and the respective oral fairness opinions, and after further discussion, the Ask Jeeves board unanimously approved the merger agreement and determined that the merger and the terms of the merger agreement were advisable, fair to and in the best interests of the Ask Jeeves stockholders.

        In the early morning of March 21, 2005 counsel for IAC and Ask Jeeves finalized the merger agreement and related disclosure schedules. Thereafter, the merger agreement was executed by the parties. IAC and Ask Jeeves publicly announced the proposed merger prior to the opening of trading on the NASDAQ National Market on the morning of March 21, 2005.

Recommendation of the Ask Jeeves Board of Directors

        Your board of directors has unanimously determined that the merger and the terms of the merger agreement are advisable, fair to and in the best interests of the Ask Jeeves stockholders. Therefore, your board of directors unanimously recommends that you vote FOR the proposal to adopt the merger agreement.

Ask Jeeves' Reasons for the Merger

        At a special meeting held on March 20, 2005, the Ask Jeeves board of directors unanimously approved the merger agreement, and unanimously determined that the merger and the terms of the merger agreement are advisable, fair to and in the best interest of Ask Jeeves' stockholders.

        In determining whether the merger was advisable, the Ask Jeeves board of directors identified a number of potential benefits that could result from the merger, including:

  •
  IAC's greater financial and other resources may allow Ask Jeeves' technology and services to be developed and enhanced at a more rapid pace following the merger than Ask Jeeves likely would be able to achieve as an independent company;

  •
  IAC's ability to use its extensive resources to continue building Ask Jeeves into one of the great brands on the Internet may accelerate the rate at which Ask Jeeves services and technologies are adopted and accepted in the market. These potential benefits could result from:

  •
  promoting the Ask Jeeves search box and results on IAC websites, thereby potentially reaching 44 million unique users per month; and

  •
  integrating offers from IAC's leading transaction brands directly into the search results pages;

  •
  the likely improvement to the Ask Jeeves brand as a result of IAC's extensive experience and expertise in developing leading brands;

  •
  the potential increase in value to IAC stockholders (and consequently former Ask Jeeves stockholders) as IAC leverages the Ask Jeeves brand to increase traffic to IAC's product and service offerings;

  •
  enabling Ask Jeeves' stockholders to participate in the potential benefits of IAC's previously announced proposed spin-off, which is described in greater detail in Appendix E to this proxy statement/prospectus;

  •
  beneficial synergies that are expected to be achieved by the merger from the combined research and development efforts of Ask Jeeves and IAC and otherwise;

  •
  the combined company's experience, resources and breadth of product offerings may allow it to respond more quickly and effectively to technological change, increased competition and market demands;

  •
  the combined company is expected to have access to the skills and resources of both companies' respective management teams;

  •
  the belief of the Ask Jeeves board of directors that IAC's financial resources may allow Ask Jeeves to undertake projects or participate in strategic partnerships which entail more short-term financial risk than Ask Jeeves might be willing or able to accept as an independent company, but which could produce long-term rewards or strategic benefits; and

  •
  the stock-for-stock structure of the merger, which allows the merger to be treated as a tax-free reorganization for federal income tax purposes.

        The Ask Jeeves board of directors also considered a number of additional factors relevant to the merger. In addition to the potential benefits described above, factors generally viewed as favoring the merger included:

  •
  positive historical information concerning the businesses, prospects, financial performance and condition, operations, technology, management and competitive position of IAC, including public reports filed with the SEC concerning IAC's results of operations during the most recent fiscal year, IAC's recent acquisitions and IAC's proposed spin-off which the board viewed as promoting the future growth prospects of IAC;

  •
  Ask Jeeves management's view of the respective financial condition, results of operations and businesses of Ask Jeeves and IAC before and after giving effect to the merger and the proposed spin-off which the board viewed as reflecting a stronger combined company post-closing;

  •
  Ask Jeeves' relatively small size and the risks that Ask Jeeves would bear in successfully growing the business, either organically or through strategic acquisitions, if it continued as an independent company;

  •
  the risk that Ask Jeeves would not be able to continue to successfully compete in a rapidly consolidating industry if it continued to exist as a smaller independent company;

  •
  the relationship between the recent and historical market value of Ask Jeeves common stock and the consideration to be received by Ask Jeeves stockholders in the proposed merger, which the board viewed to be favorable to Ask Jeeves' stockholders as compared to premiums in other comparable merger transactions;

  •
  the fact that Ask Jeeves had explored strategic transactions with alternative parties but no such party had indicated a willingness to engage in a transaction on terms as favorable as the merger and no alternate party made any formal offer to acquire Ask Jeeves or demonstrated the same high level of interest and engagement in moving forward with a transaction;

  •
  the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, as qualified by the disclosure schedules, and the conditions to their respective obligations, are reasonable for a transaction of this nature;

  •
  the financial presentations made by Ask Jeeves' management regarding Ask Jeeves as an independent company which the board could then compare against financial presentations made by its financial advisors;

  •
  the financial analyses, strategy and other information presented by Allen & Company and Citigroup, Ask Jeeves' financial advisors who supplied the fairness opinions described below; and

  •
  the oral opinions of Ask Jeeves' financial advisors to the Ask Jeeves board of directors on March 20, 2005, subsequently confirmed in writing as of March 21, 2005, that, as of such dates and based upon and subject to the various considerations and assumptions set forth in their respective written opinions, the exchange ratio was fair to the holders of Ask Jeeves common stock, from a financial point of view.

The potential negative factors and factors generally viewed as not favoring the merger that Ask Jeeves' board considered included:

  •
  the potential that other third parties might be discouraged from acquiring Ask Jeeves or entering into strategic relationships with Ask Jeeves on terms preferential or superior to those in the proposed merger with IAC, although no preferential or superior offer was actually received by the board;

  •
  the possibility that downturns or disruptions in the travel industry, such as those caused by actual or feared terrorist attacks, could have an adverse impact on IAC's business, and the business of Expedia after the spin-off;

  •
  the fact that, if the merger was consummated, Ask Jeeves stockholders would own shares in an entity whose voting power was effectively controlled by one individual, who could control the outcome of most matters submitted for the approval of stockholders;

  •
  the fact that the exchange ratio in the merger was fixed, and the possibility that negative fluctuations in IAC's stock price between execution of the merger agreement and consummation of the merger could have an adverse impact on the value of the consideration to be received by Ask Jeeves stockholders;

  •
  the complications of running a business as a subsidiary in a conglomerate rather than as an independent company;

  •
  the possibility that the merger might not be consummated, and the effect of the public announcement of the merger on:

  •
  Ask Jeeves' sales, operating results and stock price;

  •
  Ask Jeeves' ability to attract and retain key management, sales and marketing and technical personnel; and

  •
  the progress of certain development projects;

  •
  the risk that necessary approvals required to complete the merger, including stockholder approvals, might not be obtained, resulting in certain of the negative factors discussed above;

  •
  the risk that the anticipated synergies and other potential benefits sought in the merger might not be realized which could impact IAC's future stock price if the merger was completed;

  •
  the risk that if the merger were not consummated, Ask Jeeves might be required to pay to IAC a termination fee of $68.5 million if certain events (described in "The Merger Agreement—Termination of the Merger Agreement; Effects of Termination; Termination Fee" on page 94) occur;

  •
  the risk that, notwithstanding the anticipated long-term benefits of the merger, IAC's financial results and stock price might decline in the short term period following the merger;

  •
  the possibility of substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger which could have a negative impact on IAC's stock price;

  •
  the risk that despite the efforts of IAC, key technical and management personnel might not remain employed by Ask Jeeves after the merger, which could damage IAC's investment in Ask Jeeves and negatively impact IAC's stock price;

  •
  the risk that the benefits sought in IAC's spin-off of its business into two separate publicly-traded businesses might not be realized resulting in lower prices for both IAC's and Expedia's common stock; and

  •
  various other risks described in the section of this proxy statement/prospectus entitled "Risk Factors" and in the risk factors section included in each company's respective public filings with the SEC.

        The foregoing discussion of the information and factors considered by the Ask Jeeves board of directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Ask Jeeves board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or have had different reasons for their ultimate determination. In addition, the Ask Jeeves board of directors did not reach any specific conclusion with respect to any of the individual factors or reasons considered, and factors designated above as generally favoring or not favoring the merger may not have been viewed as such by all directors. Further, the directors may not have viewed all favorable and negative factors as having equal significance. Instead, the Ask Jeeves board of directors conducted an overall analysis of the factors and reasons described above and determined that the potential benefits considered outweighed in the aggregate the potential risks or possible negative consequences of the merger.

Opinions of Ask Jeeves' Financial Advisors

        To supplement financial presentations by its management, the board of Ask Jeeves hired both Allen & Company and Citigroup to advise it in any potential acquisition transaction and to provide customary financial analyses which the board could then review, consider and analyze. Ask Jeeves' board was aware of Allen & Company and IAC's prior and ongoing relationship. See "Risk Factors—Allen & Company has potential conflicts of interest regarding the merger." As a result of possible conflicts of interest and to avoid even the appearance of impropriety, Ask Jeeves' board resolved to obtain a second fairness opinion from Citigroup.

        As described in detail below, Ask Jeeves' financial advisors relied on various analyses in issuing their fairness opinions and advising the board of directors on the merger. Ask Jeeves' board of directors did not find it practical to, and did not, make any specific observations or draw any conclusions with respect to any of the individual analyses presented by their financial advisors, but rather the board of directors reviewed and digested the analyses in their totality in reaching its conclusions with respect to the advisability of the merger.

Opinion of Allen & Company LLC

        The board of directors of Ask Jeeves received from Allen & Company LLC an oral fairness opinion on March 20, 2005, subsequently confirmed in a written fairness opinion dated March 21, 2005, to the effect that the exchange ratio whereby each share of Ask Jeeves common stock will be exchanged for 1.2668 shares of IAC common stock in the merger, was fair as of the respective dates of such opinion from a financial point of view to the holders of Ask Jeeves common stock.

        The full text of Allen & Company's written fairness opinion, which sets forth the assumptions made, general procedures followed, matters considered, limits on the review undertaken and methods employed by Allen & Company in arriving at its opinion is attached hereto as Appendix B. The summary of the Allen & Company fairness opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

        Allen & Company's written opinion is addressed to the board of directors of Ask Jeeves in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation as to how you should vote on the merger proposal. You should read the Allen & Company fairness opinion in its entirety.

        In arriving at its opinion, Allen & Company:

  •
  reviewed trends in the online advertising, marketing services and online search industries;

  •
  reviewed and analyzed the terms and conditions of the merger, including the draft merger agreement (which prior to the delivery of its oral opinion had not been executed by the parties);

  •
  analyzed certain financial aspects of the merger, including the exchange ratio;

  •
  reviewed and analyzed publicly available historical business and financial information relating to Ask Jeeves and IAC as presented in documents filed with the Securities and Exchange Commission;

  •
  analyzed selected summary non-public financial and operating results of operations of Ask Jeeves, including Ask Jeeves' forecast and budget for 2005;

  •
  analyzed the financial conditions and business prospects of Ask Jeeves and IAC;

  •
  reviewed and analyzed public information, including certain stock market data and financial information relating to selected companies with businesses which Allen & Company deemed comparable to those of Ask Jeeves;

  •
  reviewed the trading histories of the common stock of Ask Jeeves and IAC and their relation to those of companies which Allen & Company deemed comparable to Ask Jeeves and IAC and selected market indices;

  •
  analyzed the market multiples of Ask Jeeves and IAC in relation to certain selected companies which Allen & Company deemed comparable to Ask Jeeves and IAC;

  •
  conferred with the management teams of each of IAC and Ask Jeeves;

  •
  reviewed public financial and transaction information, including premiums paid, relating to selected mergers which Allen & Company deemed comparable to the merger; and

  •
  conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for the purposes of the opinion expressed herein.

        Allen & Company's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Allen & Company's opinion does not provide or imply any conclusion as to the likely trading range of any security issued by any party following the approval of the merger. These may vary depending upon, among other factors, changes in interest rates, market conditions, general economic conditions and other factors that generally influence the price of securities.

        In rendering its opinion, Allen & Company relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources or that was provided to it on behalf of Ask Jeeves, IAC or their respective representatives, or that was otherwise reviewed by Allen & Company. With respect to budgetary information, Allen & Company assumed that such information had been reasonably prepared in good faith reflecting the best currently available estimates and judgments of IAC and Ask Jeeves. For purposes of its opinion, Allen & Company assumed the merger would have the tax, accounting and legal effects contemplated by the merger agreement.

        As of the date of its opinion, Allen & Company and its affiliates were stockholders in IAC and Ask Jeeves, and Donald R. Keough, Chairman of Allen & Company, also served as a director of IAC. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen & Company may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of IAC and Ask Jeeves.

        Further, Allen & Company has been engaged by IAC (and its predecessors) to render financial advisory services from time to time in the past on several separate transactions for which Allen & Company has received customary fees. In addition, Allen & Company from time to time acts as agent for IAC in effecting open market purchases of IAC stock (including purchases described in "Recent Developments—IAC Recent Developments" on page 22 of this proxy statement/prospectus) for which Allen & Company receives customary commissions. It is contemplated that Allen & Company will be available to provide investment banking and related services to IAC in the future on other engagements, for which Allen & Company would be compensated.

        The following is a summary of the material analyses Allen & Company performed while preparing its fairness opinion.

Analysis of the Historical Trading Activity of Ask Jeeves Common Stock and IAC Common Stock

        Allen & Company analyzed the historical price and trading activity of Ask Jeeves common stock and IAC common stock to determine whether the closing prices for Ask Jeeves common stock and IAC common stock on March 18, 2005 were representative prices. If the closing prices were representative, Allen & Company could then base its other analyses on those common stock prices. The following table shows the results of this analysis for Ask Jeeves' common stock.

	Range of Closing Prices for Ask Jeeves Common Stock
			Average Daily Trading Volume
	Low	High
			(In Millions of Shares)
Twelve Months Ended March 18, 2005	$21.77	$44.05	4.4
90 Trading Days Ended March 18, 2005	$21.77	$30.04	4.2
Ten Trading Days Ended March 18, 2005	$22.97	$24.85	2.4

        Allen & Company also examined the general trading pattern of Ask Jeeves common stock and the trading patterns of the stock of other companies which Allen & Company deemed comparable to Ask Jeeves.

        The closing price of $24.24 of Ask Jeeves common stock on March 18, 2005 was, in Allen & Company's analysis, determined to be a representative price for Ask Jeeves common stock.

        The following table shows the results of Allen & Company's analysis of the historical price and trading activity of IAC common stock:

	Range of Closing Prices for IAC Common Stock
			Average Daily Trading Volume
	Low	High
			(In Millions of Shares)
Twelve Months Ended March 18, 2005	$19.18	$34.29	5.9
90 Trading Days Ended March 18, 2005	$21.92	$27.92	4.8
Ten Trading Days Ended March 18, 2005	$22.29	$23.31	3.9

        Allen & Company also examined the general trading pattern for IAC common stock and the trading patterns of the stock of other companies which Allen & Company deemed comparable to IAC.

        The closing price of $22.29 of IAC common stock on March 18, 2005 was, in Allen & Company's analysis, determined to be a representative price for IAC common stock. Since Allen & Company determined that these closing prices for Ask Jeeves common stock and IAC common stock are representative prices, Allen & Company determined that it should base the calculations of its other analyses on these closing stock prices.

Analysis of IAC Based on its Business Segments

        Allen & Company also analyzed the value of IAC based on the sum of the values of each of its business segments to compare the per share value implied by this sum to the closing price of the IAC common stock on March 18, 2005. For each of IAC's business segments, Allen & Company determined a range of enterprise value to 2005 operating income before amortization multiples based on published reports of Wall Street analysts and then multiplied the projected 2005 operating income before amortization for each business segment by those multiples at the high and low ends of the range to determine the value of each business segment. Allen & Company then added those values and made certain adjustments to determine the implied equity value of IAC. The following table shows the results of this analysis:

	OIBA(1) Multiple Range(2)
						Valuation Range
					2005 OIBA
	Low		High			Low	High
	$ In Millions, Except Per Share Information
Travel	15.0	x	19.0	x	$715	$10,725	$13,585
HSN	10.0	x	14.0	x	213	2,130	2,982
Cornerstone Brands(3)	9.9	x	9.9	x	73	720	720
HSN International	12.0	x	14.0	x	50	600	700
Ticketing	11.0	x	14.0	x	176	1,936	2,464
Personals	14.0	x	17.5	x	34	476	595
Local Services	12.0	x	14.0	x	35	420	490
Financial Services & Real Estate	14.0	x	20.0	x	30	420	600
Teleservices	9.0	x	14.0	x	26	234	364
Interactive Development(4)	13.1	x	16.6	x	(8)	(105)	(133)
Corporate(4)	13.1	x	16.6	x	(90)	(1,176)	(1,498)

Total						$16,381	$20,869
Less: Long-Term Obligations and Short-Term Borrowings						(1,362)	(1,362)
Less: Series A Preferred Stock						(655)	(655)
Plus: Cash and Equivalents						437	437
Plus: Marketable Securities						2,410	2,410
Plus: Long Term Investments						1,609	1,609
Plus: Preferred Interest Exchangeable for Common Stock						1,429	1,429

Implied Equity Value						20,249	24,737
Dilutive Shares Outstanding (Treasury Method Based on Implied Price)						764.4	774.8

Implied Price						$26.49	$31.93

(1)
OIBA refers to Operating Income Before Amortization which equals operating income plus: (i) amortization of non-cash distribution, marketing and compensation expense, (ii) amortization of intangibles and goodwill impairment, if applicable, (iii) pro forma adjustments for significant acquisitions, and (iv) one-time items. Allen & Company believes this measure is useful to investors because it represents the consolidated operating results from IAC's segments, taking into account depreciation, which Allen & Company believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to IAC's income statement of certain expenses, including non-cash compensation, non-cash payments to partners, and acquisition- related accounting. IAC endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

(2)
Based on Wall Street analyst sum-of-parts analyses for IAC published since announcement of the spin-off (Goldman 12/21/04, CIBC World Markets 2/17/05, Citigroup 2/16/05, Legg Mason 2/16/05 and Merrill Lynch 1/24/05).

(3)
Valued at cost of acquisition.

(4)
Corporate and Interactive Development multiple range equal to weighted average multiple implied by multiples listed for other assets.

        Since this analysis showed that the implied value per share of IAC common stock, which ranged from $26.49 to $31.93, was greater than the $22.29 closing price of IAC common stock on March 18, 2005, Allen & Company concluded that the IAC common stock was trading below the implied aggregate equity value of its business segments. This analysis suggests that, at the time the analyses were performed in connection with Allen & Company's rendering its opinion to the Ask Jeeves board of directors, the IAC common stock which Ask Jeeves' stockholders will receive in connection with the merger may have been undervalued by the public market.

Exchange Ratio

        In its oral presentation to the board of directors of Ask Jeeves as to the fairness of the merger from a financial point of view to the holders of Ask Jeeves common stock on March 20, 2005, Allen & Company based its analyses on an assumed exchange ratio of 1.270. This 1.270 exchange ratio was based on a calculation of the number of outstanding shares of Ask Jeeves common stock that did not include certain restricted stock units issued to members of Ask Jeeves management or shares of common stock potentially issuable pursuant to the Ask Jeeves employee stock purchase plan. Allen & Company noted in its oral presentation that if all of those restricted stock units and employee stock purchase plan shares were to be included in the calculation of outstanding shares of Ask Jeeves common stock, the exchange ratio could decrease to as low as 1.266. However, Allen & Company concluded and advised the board of directors that even if the exchange ratio were 1.266, the difference between 1.270 and 1.266 would not affect Allen & Company's analyses, conclusions or Allen & Company's overall opinion as to the fairness of the exchange ratio to Ask Jeeves stockholders from a financial point of view. The 1.270 to 1.266 range of exchange ratios analyzed and discussed by Allen & Company in connection with its March 20, 2005 oral fairness opinion was based on the best information then available to Ask Jeeves and Allen & Company as to the potential exchange ratio being negotiated.

        The exchange ratio of 1.2668 ultimately agreed to between Ask Jeeves and IAC fell within the expected range as contemplated by Allen & Company in its oral presentation and thus was consistent with Allen & Company's analyses, conclusions and overall opinion as to the fairness of the exchange ratio to Ask Jeeves stockholders from a financial point of view. The calculations in this summary of Allen & Company's fairness opinion analyses are based on the final exchange ratio of 1.2668 reflected in the executed merger agreement.

        Based on the $22.29 closing price of the IAC common stock on March 18, 2005, the 1.270 exchange ratio implies a price of $28.30 per share of Ask Jeeves common stock; the 1.2668 exchange ratio implies a price of $28.24 per share of Ask Jeeves common stock and the 1.266 exchange ratio implies a price of $28.22 per share of Ask Jeeves common stock.

Premiums Paid in Comparable Merger Transactions

        Allen & Company analyzed the proposed premium to be paid in the merger based on the final exchange ratio of 1.2668. Based on the closing trading prices of Ask Jeeves common stock and IAC common stock on March 18, 2005, the last trading day before the announcement of the execution of the merger agreement, the exchange ratio of 1.2668 represents a premium to the closing price of Ask Jeeves common stock on March 18, 2005, the last trading day before the announcement of the execution of the merger agreement, of 16.5% and a premium to the 30-trading-day trailing average prior to the announcement of 19.5%. In addition, the exchange ratio of 1.2668 is 22.9% higher than the 1.0311 exchange ratio implied by the trailing 30-trading-day average closing prices for Ask Jeeves and IAC as of March 18, 2005.

        Allen & Company identified and analyzed the premiums paid in approximately 100 merger transactions valued between $1.5 billion and $3 billion which occurred from January 1, 2000 to

March 12, 2005 involving public acquirors and public targets, and Allen & Company also separately analyzed the premiums paid in those comparable merger transactions which were stock-for-stock transactions. Allen & Company did this analysis to determine the premiums paid in these transactions over the applicable stock price of the target company one day and one month prior to announcement of the acquisition offer and to compare those premiums to the proposed premiums to be paid in the merger over the same time period. The following graphs show the results of these analyses:

Stock-for-Stock Deals

All Deals

        The graphs above show that, with respect to the comparable merger transactions:

  •
  the one-day premium paid in 41% of the comparable stock-for-stock merger transactions was less than or equal to 16.5%;

  •
  the 30-day premium paid in 24% of the comparable stock-for-stock merger transactions was less than or equal to 19.5%;

  •
  the one-day premium paid in 32% of all of the comparable merger transactions was less than or equal to 16.5%; and

  •
  the 30-day premium paid in 27% of all of the comparable merger transactions was less than or equal to 19.5%.

        Based on these analyses, Allen & Company concluded that the exchange ratio of 1.2668 indicates a premium to the market price of Ask Jeeves common stock within the estimated range of premiums paid in the comparable merger transactions.

Analysis of Multiples Paid in Comparable Merger Transactions

        Allen & Company determined the enterprise value of the merger by subtracting the approximately $109 million of net cash of Ask Jeeves as of March 18, 2005 from the equity value of the merger (which was $1.962 billion, the product of (i) the number of shares of IAC common stock to be issued to Ask Jeeves common stock holders in the merger implied by the exchange ratio of 1.2668 and (ii) $22.29, the closing price of IAC common stock on March 18, 2005), and the result was approximately $1.853 billion. Allen & Company then calculated the enterprise value of the merger as a multiple of Ask Jeeves' actual fiscal year 2004 and Thompson First Call Research consensus projections for 2005 and 2006 earnings before interest, tax, depreciation and amortization expenses.

        The analysis indicated the following multiples (dollars in millions):

	Enterprise Value of the Merger	Ask Jeeves EBITDA	Implied EV to EBITDA Multiple
2004	$1,853	$85	21.9	x
2005	1,853	120	15.4	x
2006	1,853	154	12.0	x

        Allen & Company performed this analysis to compare the enterprise value to EBITDA multiples implied by the Merger to the enterprise value to EBITDA multiples paid in the comparable merger transactions. The following graphs show that the enterprise value to EBITDA multiple implied by the merger falls within the 40th to 50th percentile of the enterprise value to last twelve months EBITDA multiples paid in the comparable merger transactions and within the 30th to 40th percentile of the enterprise value to forward twelve months EBITDA multiples paid in the comparable merger transactions.

Analysis of Selected Comparable Merger Transaction Premiums Applied to Market Multiples of Comparable Companies

        In order to assess how the value of Ask Jeeves implied by the merger compares to the value of similar publicly traded companies after applying the average premium paid in the comparable merger transactions, Allen & Company also compared the enterprise value to projected 2005 EBITDA multiple implied by the merger of 15.4x to a range of projected enterprise value to 2005 EBITDA multiples indicated by applying the average one day and one month premiums paid in the comparable merger transactions to a range of the enterprise value to projected 2005 EBITDA multiples of seven companies which Allen & Company deemed comparable to Ask Jeeves. Those comparable companies were:

    Infospace
    CNET Networks

    DoubleClick
    ValueClick
    aQuantive
    FindWhat.com
    24/7 Real Media

        Allen & Company selected these seven companies because they are publicly traded, are in the same industry and have a similar market capitalization as Ask Jeeves.

        The following table shows the results of this analysis:

		Average Comparable Merger Transaction Premium		Premium Multiple Using Premium for
Comparable Companies EV/2005 EBITDA
		1 Day	1 Month	1 Day		1 Month
Low	6.0x	25.9%	34.2%	7.5	x	8.0	x
Mean	13.3x	25.9%	34.2%	16.7	x	17.8	x
High	21.5x	25.9%	34.2%	27.1	x	28.9	x

        Based on these analyses, Allen & Company concluded that the exchange ratio of 1.2668 implies an enterprise value to EBITDA multiple which is within the range of multiples indicated by applying the average premiums paid in the comparable merger transactions to current enterprise value to projected 2005 EBITDA multiples of comparable companies. Specifically, the enterprise value to projected 2005 EBITDA multiple implied by the merger of 15.4x is greater than the low (7.5x when the average one-day premium is applied and 8.0x when the average one-month premium is applied) and less than the high (27.1x when the average one-day premium is applied and 28.9x when the average one-month premium is applied) of the enterprise value to projected 2005 EBITDA multiple of the comparable companies when the average one-day and one-month comparable merger transaction premium are applied.

Potential Operating Income Before Amortization Dilution Analysis

        Allen & Company performed an analysis of potential dilution to operating income before amortization per share of IAC common stock if the merger were to occur. Allen & Company performed this analysis to determine whether the merger would be dilutive or accretive to the holders of IAC common stock. This analysis indicated that the merger would be slightly dilutive to the holders of IAC common stock.

General Matters Regarding Allen & Company Fairness Opinion

        The preparation of a fairness opinion is not susceptible to partial analysis or summary description. Allen & Company believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the processes underlying the analysis set forth in its opinion. Allen & Company has not indicated that any of the analyses which it performed had a greater significance than any other.

        In determining the appropriate analyses to conduct and when performing those analyses, Allen & Company made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Ask Jeeves. The estimates contained in the analyses which Allen & Company performed are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of Allen & Company's analysis of the fairness from a financial point of view of the exchange ratio to the holders of Ask Jeeves common stock. The analyses are not appraisals and do not reflect the prices at which any securities may trade at the present time or at any time in the future.

        Allen & Company is a nationally recognized investment banking firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, recapitalizations, negotiated underwriting, competitive bids, secondary distributions of listed and unlisted securities, private placements, assessments of the fairness of transactions from a financial point of view and valuations for estate, corporate and other purposes. The board of directors of Ask Jeeves retained Allen & Company based on such qualifications.

        The board of directors of Ask Jeeves entered into an engagement letter agreement with Allen & Company as of January 27, 2005, pursuant to which Allen & Company agreed to act as financial advisor to Ask Jeeves in connection with certain potential business combination transactions, including the merger with IAC, and to render an opinion as to the fairness from a financial point of view of the exchange ratio to the holders of Ask Jeeves common stock. Under the engagement letter, a fee of $1 million was payable to Allen & Company upon delivery of its opinion, which amount will be credited against a success fee, which amounts to approximately $10.8 million based on Ask Jeeves' common stock closing price on June 1, 2005, which Ask Jeeves will pay to Allen & Company upon consummation of the merger. Ask Jeeves also has agreed to reimburse Allen & Company for its travel and out-of-pocket expenses reasonably and actually incurred in connection with the performance of Allen & Company's services under the engagement letter, including the reasonable fees and disbursements of its legal counsel, and to provide customary indemnification to Allen & Company against certain liabilities and expenses in connection with its engagement. In addition, Allen & Company served as financial advisor to Interactive Search Holdings, Inc. in connection with its acquisition by Ask Jeeves in March of 2004. In connection with such transaction, Interactive Search Holdings paid Allen & Company a fee of approximately $10.1 million. The fees described in this paragraph constitute the only fees payable from Ask Jeeves to Allen & Company for the previous two years.

Opinion of Citigroup Global Markets Inc.

        Citigroup Global Markets Inc. was retained to act as financial advisor to Ask Jeeves in connection with the merger. Pursuant to Ask Jeeves' engagement letter agreement with Citigroup, dated February 28, 2005, Citigroup gave an oral opinion on March 20, 2005 to the Ask Jeeves board of directors as to the fairness of the proposed exchange ratio from a financial point of view to the holders of Ask Jeeves common stock. In its oral opinion, Citigroup based its analyses on an assumed exchange ratio of 1.270. This 1.270 exchange ratio was based on a calculation of the number of outstanding shares of Ask Jeeves common stock that did not include certain restricted stock units issued to members of Ask Jeeves management or shares of common stock potentially issuable pursuant to the Ask Jeeves employee stock purchase plan. In arriving at its oral opinion, Citigroup noted that if all of those restricted stock units and employee stock purchase plan shares were to be included in the calculation of outstanding shares of Ask Jeeves common stock, the exchange ratio could decrease to as low as 1.266 in light of the proposed aggregate consideration. The possible exchange ratios analyzed and discussed by Citigroup in connection with its March 20, 2005 oral fairness opinion were based on the best information then available to Ask Jeeves and Citigroup as to the potential exchange ratio being negotiated. Subsequent to the delivery of its oral opinion, Citigroup delivered a written opinion to the Ask Jeeves board of directors dated as of March 21, 2005, to the effect that, as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in the opinion, Citigroup's work described below and other factors Citigroup deemed relevant, the exchange ratio of 1.2668 was fair, from a financial point of view, to the holders of Ask Jeeves common stock.

        The full text of Citigroup's opinion, which sets forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, is included as Appendix C to this document. The summary of Citigroup's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. You are urged to read the Citigroup opinion carefully and in its entirety.

        Citigroup's opinion was limited solely to the fairness of the exchange ratio from a financial point of view as of the date of the opinion. Neither Citigroup's opinion nor the related analyses constituted a recommendation of the proposed merger to the Ask Jeeves board of directors. Citigroup makes no recommendation to any stockholder regarding how such stockholder should vote with respect to the merger.

        In arriving at its opinion, Citigroup reviewed the merger agreement and held discussions with certain senior officers, directors and other representatives and advisors of Ask Jeeves and certain senior officers of IAC concerning the business, operations and prospects of Ask Jeeves and IAC. Citigroup examined certain publicly available business and financial information relating to Ask Jeeves and IAC as well as certain financial forecasts and other information and data relating to Ask Jeeves and IAC which were provided to, or otherwise reviewed by or discussed with, Citigroup by the respective managements of Ask Jeeves and IAC. Citigroup reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things:

  •
  current and historical market prices and trading volumes of Ask Jeeves common stock and IAC common stock;

  •
  the historical earnings and other operating data of Ask Jeeves and IAC;

  •
  the projected earnings and other operating data of Ask Jeeves and IAC from various equity research reports as well as projections published by Thomson First Call Research; and

  •
  the capitalization and financial condition of Ask Jeeves and IAC.

        Citigroup considered, to the extent publicly available, the financial terms of certain other transactions effected which Citigroup considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Ask Jeeves and IAC. Citigroup also evaluated certain pro forma financial effects of the merger on IAC. In addition to the foregoing, Citigroup conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and upon the assurances of the managements of Ask Jeeves that they were not aware of any relevant information that had been omitted or remained undisclosed to Citigroup. With respect to forecasted information and data relating to Ask Jeeves provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the management of Ask Jeeves that such information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Ask Jeeves as to the matters covered thereby. With respect to forecasted information and data relating to IAC provided to or otherwise discussed with it, Citigroup was advised by IAC that they are reasonable forecasts and estimates of the expected future results and operations and financial condition of IAC. Citigroup assumed, with the consent of the Ask Jeeves board of directors, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. Citigroup assumed, with the consent of the Ask Jeeves board of directors, that the merger will be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Ask Jeeves and IAC or the contemplated benefits of the merger. Citigroup also assumed, with the consent of the Ask Jeeves board of directors, that the merger will be treated as a tax-free reorganization for federal income tax purposes.

        Citigroup noted that its opinion relates in part to the relative values of Ask Jeeves and IAC. Citigroup did not express any opinion as to what the value of the IAC common stock actually will be when issued pursuant to the merger or the price at which the IAC common stock will trade at any time. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Ask Jeeves and IAC nor did Citigroup make any physical inspection of the properties or assets of Ask Jeeves and IAC.

        In connection with rendering its opinion, Citigroup was not requested to, and did not, participate in the negotiation or structuring of the merger, nor was Citigroup requested to, and Citigroup did not, solicit third party indications of interest in the possible acquisition of all or a part of Ask Jeeves; however, Citigroup was informed by management of Ask Jeeves that such an inquiry was conducted and of the results of such inquiries. Citigroup expresses no view as to, and Citigroup's opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Ask Jeeves or the effect of any other transaction in which Ask Jeeves might engage. Citigroup's opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion.

        In connection with rendering its opinion, Citigroup made a presentation to the Ask Jeeves board of directors on March 20, 2004 with respect to the material analyses performed by Citigroup in evaluating the fairness to Ask Jeeves of the exchange ratio. Citigroup subsequently delivered a written presentation to the Ask Jeeves board of directors dated March 21, 2005 updating the presentation delivered on March 20, 2005 to take into account the final exchange ratio of 1.2668. The following is a summary of that presentation. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to March 18, 2005, the last trading day before the public announcement of the execution of the merger agreement, and is not necessarily indicative of current or future market conditions.

Historical Exchange Ratio Analysis

        Citigroup compared the historical trading prices for Ask Jeeves common stock and IAC common stock during the twelve-month period ended March 18, 2005. Citigroup used this information in order to calculate the implied exchange ratio of the closing price per share of Ask Jeeves common stock to the closing price per share of IAC common stock on March 18, 2005, the last full trading day before the announcement of the execution of the merger agreement, and the high, low and average historical exchange ratios of the closing price per share of Ask Jeeves common stock to the closing price per share of IAC common stock for the ten, thirty, sixty, and ninety trading days, and the six-month and twelve-month periods, in each case ending March 18, 2005. Implied historical exchange ratios provide a measure of the relative trading value of a share of Ask Jeeves common stock to a share of IAC common stock. For purposes of this analysis, the implied historical exchange ratios were calculated by dividing the closing trading price of Ask Jeeves common stock by the closing trading price of IAC common stock for each of the dates or the periods indicated. Citigroup compared these derived historical exchange ratios to the exchange ratio in the merger of 1.2668x. Citigroup further calculated the percentage by which the exchange ratio in the merger exceeds the average historical exchange ratios for each of the periods listed above. The results of this analysis are set forth below:

Time Period	High		Low		Average		1.2668x as a Premium to Average
Current (March 18, 2005)	1.0875	x	1.0875	x	1.0875	x	16.5%
Last Ten Trading Days	1.1030	x	0.9948	x	1.0558	x	20.0%
Last Thirty Trading Days	1.1030	x	0.9522	x	1.0335	x	22.6%
Last Sixty Trading Days	1.2154	x	0.9522	x	1.0629	x	19.2%
Last Ninety Trading Days	1.2154	x	0.9347	x	1.0516	x	20.5%
Last Six Months	1.8531	x	0.9347	x	1.1735	x	8.0%
Last Twelve Months	1.8531	x	0.9347	x	1.1706	x	8.2%

        Citigroup noted that the exchange ratio in the merger of 1.2668 exceeds the average implied historical exchange ratio for each of the dates or periods listed above.

Ask Jeeves Comparable Companies Valuation

        In order to assess how the public market values shares of similar publicly traded companies and based on its experience with Internet companies, Citigroup compared financial, operating and stock market data and forecasted financial information for selected publicly traded Internet companies that Citigroup deemed appropriate with similar information for Ask Jeeves on a stand-alone basis. The comparable companies were selected by Citigroup because they are closely comparable Internet companies to Ask Jeeves based on the nature of their businesses and the industries in which they compete. Citigroup divided the selected comparable companies into two groups: (a) Internet companies with similar scale, growth and profitability to Ask Jeeves which are referred to as Tier 1 comparables, and (b) leading Internet search companies. The selected comparable companies considered by Citigroup were:

        Tier 1 comparables:

  •
  Infospace, Inc.;

  •
  ValueClick, Inc.;

  •
  aQuantive, Inc.; and

  •
  Shopping.com Ltd.

        Leading Internet Search Companies:

  •
  Google Inc.; and

  •
  Yahoo! Inc.

        The forecasted financial information used by Citigroup in the course of this analysis was based on projections from various equity research reports as well as projections published by Thomson First Call Research. Thomson First Call Research compiles summaries of financial forecasts published by various equity research firms. The historical financial information used by Citigroup in the course of this analysis was based on publicly available historical information. With respect to Ask Jeeves and the comparable companies, calculations were made based on the closing price per share of each company's stock as of March 18, 2005, the last trading day before the announcement of the merger.

        For each of the selected comparable companies and Ask Jeeves, Citigroup derived and compared firm value as a multiple of:

  •
  estimated revenue for each of calendar years 2005 and 2006; and

  •
  estimated earnings before interest, taxes, depreciation and amortization (EBITDA) for each of calendar years 2005 and 2006.

        Firm value was calculated as the sum of the value of:

  •
  all shares of common stock, assuming the exercise of all in-the-money options, warrants and convertible securities outstanding, less the proceeds from such exercise (which we refer to in this section of the proxy statement/prospectus as "equity value"); plus

  •
  non-convertible indebtedness; plus

  •
  non-convertible preferred stock; plus

  •
  minority interest; plus

  •
  out-of-the-money convertibles; minus

  •
  investments in unconsolidated affiliates and cash and cash equivalents.

        For the purposes of the comparable companies analysis, Citigroup adjusted EBITDA for Ask Jeeves and each of the comparable companies to exclude unusual and non-recurring items.

        The results of this analysis were as follows:

Firm Value as a Multiple of:
	2005 Estimated EBITDA	2006 Estimated EBITDA	2005 Estimated Revenue	2006 Estimated Revenue
Ask Jeeves	13.0x	10.2x	4.1x	3.4x
Tier 1 Comparables
Low	11.1x	7.5x	2.7x	2.1x
Mean/Median	14.0x/14.2x	10.2x/10.8x	3.0x/3.1x	2.5x/2.5x
High	16.4x	11.8x	3.2x	2.7x
Leading Internet Search Companies
Low	24.7x	18.1x	11.9x	9.5x
Mean/Median	27.2x/27.2x	20.1x/20.1x	13.8x/13.8x	10.6x/10.6x
High	29.6x	22.2x	15.8x	11.6x

        Citigroup noted that the ratios of firm value to Ask Jeeves' estimated EBITDA for each of 2005 and 2006 were within the relevant derived ranges for the Tier 1 Comparables. Citigroup further noted that the ratios of firm value to Ask Jeeves' estimated revenue for each of 2005 and 2006 were above the relevant derived ranges for the Tier 1 Comparables.

IAC Comparable Companies Valuation

        In order to assess how the public market values shares of similar publicly traded companies, and based on its experience with Internet and media companies, Citigroup compared financial, operating and stock market data and forecasted financial information for selected publicly traded Internet and media companies that Citigroup deemed appropriate with similar information for IAC on a stand-alone basis. The comparable companies were selected by Citigroup because they are closely comparable companies to IAC based on the nature of their businesses and the industries in which they compete. Citigroup divided the selected comparable companies into three groups: (a) leading Internet companies, (b) Internet travel companies, and (c) diversified media companies. The selected comparable companies considered by Citigroup were:

        Leading Internet Companies:

  •
  Amazon.com, Inc.;

  •
  EBay Inc.;

  •
  Google Inc.; and

  •
  Yahoo! Inc.

        Internet Travel Companies:

  •
  priceline.com Incorporated

        Diversified Media Companies:

  •
  The Walt Disney Company;

  •
  Time Warner Inc.; and

  •
  Viacom Inc.

        The forecasted financial information used by Citigroup in the course of this analysis was based on projections from various equity research reports as well as projections published by Thomson First Call Research. The historical financial information used by Citigroup in the course of this analysis was based on publicly available historical information. With respect to IAC and the comparable companies, calculations were made based on the closing price per share of each company's stock as of March 18, 2005, the last trading day before the announcement of the execution of the merger agreement.

        For each of the selected comparable companies and IAC, Citigroup derived and compared:

  •
  firm value as a multiple of:

  •
  estimated revenue for each of calendar years 2005 and 2006 and

  •
  estimated EBITDA for each of calendar years 2005 and 2006; and

  •
  stock price, as of March 18, 2005, as a multiple of estimated earnings per share for calendar years 2005 and 2006.

        For the purposes of the comparable companies analysis, Citigroup adjusted EBITDA and earnings per share for IAC and the selected comparable companies to exclude unusual and non-recurring items. In making calculations for IAC, Citigroup adjusted financial statement data for IAC pro forma for $720 million net cash resulting from IAC's acquisition of Cornerstone Brands Inc. announced on March 1, 2005.

        The results of this analysis were as follows:

Stock Price
Firm Value as a Multiple of:
					2005 Estimated Earnings Per Share	2006 Estimated Earnings Per Share
	2005 Estimated EBITDA	2006 Estimated EBITDA	2005 Estimated Revenue	2006 Estimated Revenue
IAC	11.6x	9.5x	1.9x	1.7x	21.6x	18.4x
Comparable Companies
Low	9.7x	7.7x	0.9x	0.9x	19.5x	16.3x
Median	21.3x	15.7x	2.6x	2.5x	28.6x	23.8x
Mean	19.5x	15.5x	6.0x	4.8x	33.8x	27.1x
High	29.6x	23.6x	15.8x	11.6x	59.8x	45.8x

        Citigroup noted that the ratios of firm value to IAC's estimated EBITDA and estimated revenue, and the ratios of IAC's stock price to earnings per share, in each case for 2005 and 2006, were within the relevant derived ranges for the comparable companies.

Precedent Transactions Analysis

        Citigroup reviewed publicly available information for:

  •
  five merger and acquisition transactions announced since October 10, 2002 in the Internet industry with transaction values between $576 million and $1.946 billion; and

  •
  five merger and acquisition transactions announced since February 19, 2002 in the Internet travel industry with transaction values between $685 million and $6.675 billion.

        The purpose of this analysis was to compare financial metrics in the Ask Jeeves/IAC transaction to previous business combination transactions.

        The selected precedent transactions reviewed by Citigroup were:

Transaction (Target/Acquiror)	Announcement Date
Internet Industry Transactions
Kelkoo S.A. / Yahoo! Inc.	March 26, 2004
Overture Services, Inc. / Yahoo! Inc.	July 14, 2003
LendingTree, Inc. / USA Interactive	May 5, 2003
Ticketmaster / USA Interactive	October 10, 2002
PayPal, Inc. / eBay Inc.	July 8, 2002
Internet Travel Industry Transactions
Orbitz, Inc. / Cendant Corporation	September 29, 2004
Hotwire, Inc. / USA Interactive	September 22, 2003
Hotels.com / USA Interactive	April 10, 2003
Expedia, Inc. / USA Interactive	March 19, 2003
Travelocity.com Inc. / Sabre Holdings Corporation	February 19, 2002

        For the selected Internet industry transactions noted above as a group, the selected Internet travel industry transactions noted above as a group and the merger, Citigroup derived and compared, among other things:

  •
  the ratio of transaction value to the target company's estimated EBITDA for each of calendar year 2005 and 2006; and

  •
  the ratio of transaction value to the target company's estimated revenue for each of calendar year 2005 and 2006.

        With respect to the selected Internet industry transactions, Citigroup did not consider financial data relating to the PayPal, Inc. / eBay Inc. transaction announced on July 8, 2002 due to Paypal, Inc.'s significantly higher expected revenue growth. With respect to information relating to the Travelocity.com / Sabre Holdings Corporation transaction announced on February 19, 2002, transaction statistics were based on the announced deal terms as of March 18, 2002.

        With respect to the financial information for the companies involved in the selected precedent transactions, Citigroup relied on information available in public documents, various equity research reports and projections published by Thomson First Call Research. Transaction value was defined as:

  •
  equity value of the target company; plus

  •
  indebtedness; plus

  •
  minority interest; minus

  •
  investments in unconsolidated affiliates and cash and cash equivalents.

        The results of this analysis were as follows:

Transaction Value
	2005 Estimated EBITDA	2006 Estimated EBITDA	2005 Estimated Revenue	2006 Estimated Revenue
Ask Jeeves / IAC	15.4x	12.1x	4.8x	4.0x
Internet Transactions
Low	13.9x	10.0x	1.5x	1.2x
Median	17.1x	10.7x	3.6x	2.4x
Mean	18.0x	11.6x	3.6x	2.4x
High	24.0x	14.0x	5.8x	3.6x
Internet Travel Industry Transactions
Low	17.0x	14.1x	2.4x	2.0x
Median	25.7x	17.3x	3.6x	3.1x
Mean	24.4x	17.8x	4.4x	3.5x
High	29.5x	22.5x	7.9x	6.0x

        Citigroup noted that the ratios of transaction value to Ask Jeeves estimated EBITDA and estimated revenue for each of 2005 and 2006 were within, or above the upper limit of, the relevant derived ranges for the selected Internet transactions.

Premiums Paid Analysis

        Citigroup also reviewed publicly available information for sixteen merger and acquisition transactions announced since the beginning of calendar year 2003 in the technology industry with transaction values between $1 billion and $3 billion. The purpose of this analysis was to compare the premium proposed to be paid in the Ask Jeeves/IAC transaction to the premium paid or proposed to be paid in previous business combination transactions.

        The selected precedent technology transactions reviewed by Citigroup were:

Transaction (Target/Acquiror)	Announcement Date
Technology Industry Transactions
Ascential Software Corporation / International Business Machines Corporation	March 14, 2005
Siliconix Incorporated / Vishay Intertechnology, Inc.	March 3, 2005
Terra Lycos, S.A. / Telefónica, S.A.	February 10, 2005
Bellsystem24, Inc. / NPI Holdings, Inc.	November 26, 2004
Internet Auction Inc. / eBay Inc.	August 31, 2004
National Processing, Inc. / Bank of America Corporation	July 13, 2004
Advanced Fibre Communications, Inc. / Tellabs, Inc.	May 20, 2004
ChipPAC Inc. / ST Assembly Test Services Ltd.	February 10, 2004
Ambit Microsystems Corporation / Hon Hai Precision Ind. Co., Ltd.	November 6, 2003
Documentum, Inc. / EMC Corporation	October 14, 2003
The Titan Corporation / Lockheed Martin Corporation	September 15, 2003
Overture Services, Inc. / Yahoo! INC.	July 14, 2003
Legato Systems, Inc. / EMC Corporation	July 8, 2003
Sumisho Computer Systems Corporation / Sumitomo Corporation	June 19, 2003
J.D. Edwards & Company / PeopleSoft, Inc.	June 2, 2003
Fidelity National Information Solutions, Inc. /
Fidelity National Financial, Inc.	May 23, 2003

        With respect to the selected technology industry transactions as a group, Citigroup derived and compared to similar information for Ask Jeeves, the low, mean, median and high implied premium paid or proposed to be paid per common share based on the closing price per common share of the target company's common stock one day, one week and four weeks prior to announcement of the transaction. The results of this analysis were as follows:

	Premium to Target Closing Stock Price One Day Prior to Announcement	Premium to Target Closing Stock Price One Week Prior to Announcement	Premium to Target Closing Stock Price Four Weeks Prior to Announcement
Ask Jeeves / IAC	16.5%	16.3%	21.5%
Technology Transactions
Low	(9.5)%	(8.0)%	(19.6)%
Mean	14.1%	17.6%	17.0%
Median	16.6%	17.6%	13.7%
High	46.9%	58.6%	47.9%

        Citigroup noted that the premium proposed to be paid in the Ask Jeeves/IAC transaction based on the closing price per share of Ask Jeeves common stock one day, one week and four weeks prior to the announcement of the transaction was within the relevant derived range for the precedent technology transactions.

        With respect to the selected Internet industry transactions noted above as a group and the selected Internet travel industry transactions noted above as a group (other than the Kelkoo S.A. / Yahoo! Inc. transaction announced on March 26, 2004 and the Hotwire, Inc. USA Interactive transaction announced on April 10, 2003, each of which were non-public transactions), Citigroup derived and compared to similar information for Ask Jeeves, the low, mean, median and high implied premium paid or proposed to be paid per common share based on the closing price per common share of the target company's common stock one day, one week, ten days and thirty days prior to announcement of the transaction. With respect to information relating to the Travelocity.com / Sabre Holdings Corporation transaction announced on February 19, 2002, premium statistics were based on unaffected stock prices prior to the announcement of the transaction on February 19, 2002. The results of this analysis were as follows:

	Premium to Target Closing Stock Price One Day Prior to Announcement	Premium to Target Closing Stock Price One Week Prior to Announcement	Premium to Target Closing Stock Price Ten Days Prior to Announcement	Premium to Target Closing Stock Price Thirty Days Prior to Announcement
Ask Jeeves / IAC	16.5%	16.3%	20.0%	22.6%
Internet Transactions
Low	13.5%	0.8%	(6.5)%	(6.7)%
Mean	24.9%	22.7%	28.6%	31.5%
Median	19.2%	17.6%	27.1%	16.4%
High	47.5%	54.8%	66.7%	100.1%
Internet Travel Industry Transactions
Low	13.0%	9.8%	(1.3)%	14.8%
Mean	30.8%	35.8%	26.1%	46.4%
Median	32.2%	41.3%	29.0%	48.4%
High	45.8%	51.1%	47.7%	73.9%

        Citigroup further noted that the premium proposed to be paid in the Ask Jeeves/IAC transaction based on the closing price per share of Ask Jeeves common stock one day, one week, ten days and thirty days prior to the announcement of the transaction was within the relevant derived ranges for the selected comparable Internet and Internet travel industry transactions.

Relative Contribution Analysis

        Citigroup reviewed certain historical market and historical and estimated future operating and financial information for Ask Jeeves and IAC, and the relative contribution of Ask Jeeves and IAC to the combined company based on Thomson First Call Research estimates and various equity research report estimates for 2005 and 2006 revenues, EBITDA and market valuation for Ask Jeeves and IAC. The purpose of this analysis was to determine the implied contribution of each of Ask Jeeves and IAC to the combined company based on estimated revenues, EBITDA and market valuation, and to compare these implied contributions to the implied contribution of each of Ask Jeeves and IAC to the combined company in the merger based on the exchange ratio in the merger of 1.2668. The results of this analysis are set forth below:

	($ Million)			% Contribution to the Combined Company
	IAC	Ask Jeeves	Combined	IAC	Ask Jeeves
Revenues
2005 Estimated	6,983.2	384.1	7,367.4	94.8	5.2
2006 Estimated	7,836.9	460.5	8,297.5	94.4	5.6
EBITDA
2005 Estimated	1,149.1	119.9	1,269.0	90.6	9.4
2006 Estimated	1,397.9	152.9	1,550.7	90.1	9.9
Market Valuation
Equity Value (as of March 18, 2005)	16,879.6	1,672.0	18,551.6	91.0	9.0
Net Cash	3,576.2	108.5	3,684.7	97.1	2.9
Firm Value	13,303.4	1,563.5	14,866.9	89.5	10.5
Implied Equity Value at Transaction Terms	16,879.6	1,957.0	18,836.6	89.6	10.4

        Citigroup noted that the implied contribution of Ask Jeeves to the combined company of 10.4% based on the exchange ratio in the merger of 1.2668 was greater than the derived implied contribution of Ask Jeeves based on 2005 and 2006 estimated revenues, EBITDA and equity value as of March 18, 2005 and net cash.

IAC Sum of the Parts Valuation

        Citigroup performed a "sum of the parts" analysis of IAC by valuing separately each of IAC's core businesses, its investment in Vivendi Universal Entertainment LLLP and its net cash, and deriving therefrom a range for the implied equity value of IAC as a whole. The purpose of this analysis was to determine the implied value of IAC on a per share basis based on a derived value of each of its business segments. With respect to IAC's core business segments of (a) travel, (b) Home Shopping Network/ticketing (which includes IAC's teleservices division), and (c) other Internet properties, Citigroup analyzed the value of each of the business segments based on an analysis of the EBITDA multiples of companies comparable to each business segment. In calculating the EBITDA multiples for each of IAC's business segments, Citigroup deducted allocated corporate overhead (plus $6 million in assumed incremental overhead that would result from the separation of each of the business segments) and development expenses proportionally based on relative operating income before amortization.

        With respect to the financial information for the companies involved in the "sum of the parts" valuation, Citigroup relied on information available in various equity research reports. The results of this analysis are set forth below:

	Firm Value ($ million)
	Low	High
IAC Business Segment
Travel	9,986	12,649
Home Shopping Network/Ticketing	3,115	3,894
Other Internet Properties	939	1,503
Firm Value Based on Business Segment Values	14,041	18,047
Investment in Vivendi Universal Entertainment LLLP	1,262	1,429
Net Cash	2,148	2,148
Total Equity Value Range	17,450	21,623
Equity Value Per Share ($)	23.04	28.55

        Based on this analysis, Citigroup determined a range for the implied equity value per share of IAC common stock of $23.04 to $28.55.

        Citigroup's advisory services and opinion were provided for the information of the Ask Jeeves board of directors in its evaluation of the merger and did not constitute a recommendation of the merger to Ask Jeeves or a recommendation to any holder of Ask Jeeves common stock as to how that stockholder should vote on any matters relating to the merger.

        The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the Ask Jeeves board of directors, but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the Ask Jeeves board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With regard to the comparable companies and precedent transaction analyses summarized above, Citigroup selected comparable public companies and precedent transactions on the basis of various factors, including size and similarity of the line of business of the relevant entities; however, no company utilized in this analysis is identical to Ask Jeeves and IAC and no precedent transaction is identical to the merger. As a result, this analysis is not purely mathematical, but also takes into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or the public trading value of the subject companies to which Ask Jeeves and IAC are being compared.

        In its analyses, Citigroup made numerous assumptions with respect to Ask Jeeves, IAC, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Ask Jeeves and IAC. Any estimates contained in Citigroup's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Ask Jeeves,

IAC, the Ask Jeeves board of directors, the IAC board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates.

        Citigroup's analyses were prepared solely as part of Citigroup's analysis of the fairness of the exchange ratio and were provided to the Ask Jeeves board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the Ask Jeeves board of directors in making its determination to approve the merger agreement and the merger. See "—Ask Jeeves' Reasons for the Merger" starting on page 51.

        Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Ask Jeeves selected Citigroup to act as its financial advisor to the board of directors of Ask Jeeves in connection with the proposed merger on the basis of Citigroup's international reputation.

        Pursuant to its engagement letter with Ask Jeeves, upon delivery of Citigroup's fairness opinion to the Ask Jeeves board of directors Citigroup became entitled to receive a fee of $2,250,000 from Ask Jeeves. Ask Jeeves has also agreed to provide customary indemnification to Citigroup against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws. The fees described in this paragraph constitute the only fees payable from Ask Jeeves to Citigroup for the previous two years. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Ask Jeeves and IAC for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Ask Jeeves, IAC and their respective affiliates.

IAC's Reasons for the Merger

        At a special meeting held on March 18, 2005, IAC's board of directors approved the merger agreement and determined that the merger is in the best interests of IAC and its stockholders. In determining whether to approve the merger agreement, IAC's board of directors considered a number of positive factors, including:

  •
  The IAC board's belief that the merger represents a unique opportunity for IAC to enter into the large, attractive and rapidly-growing advertising and search markets by acquiring one of four world-class search technology providers;

  •
  The fact that, with approximately 42 million U.S. unique monthly users, Ask Jeeves is one of the largest generators of online advertising, and the IAC board's belief that Ask Jeeves is poised for further growth as the online advertising market expands;

  •
  The opportunity presented by the merger to build on Ask Jeeves' growth trajectory by applying IAC's experience in brand management and marketing, as well as through investment in distribution, research and development, technology, infrastructure and international markets;

  •
  The opportunity to further enhance the Ask Jeeves brand by promoting the Ask Jeeves search box on every IAC site, exposing 44 million U.S. unique users per month to the Ask Jeeves brand and fueling further growth;

  •
  The potential revenue opportunities created for other IAC businesses by integrating IAC's leading transactional brands and offers into the Ask Jeeves properties;

  •
  The opportunity presented by the merger to enhance Ask Jeeves' local search offerings with content provided by other IAC businesses, and make local search a significant differentiator for

    Ask Jeeves from other search engines on the Internet, thereby enhancing the Ask Jeeves brand and providing a platform for further growth;

  •
  The terms of the transaction as provided by the merger agreement, including representations, warranties, covenants, conditions and termination provisions, which the IAC board viewed favorably for a transaction of this type; and

  •
  The IAC board's belief that the addition of Ask Jeeves to its diversified portfolio of specialized and global brands is consistent with IAC's mission to harness the power of interactivity to make daily life easier and more productive for people all over the world.

        The IAC board also considered, as a negative factor, the dilution that would result from the issuance of shares of IAC common stock as merger consideration. However, the IAC board felt that this factor was outweighed by the potential benefits of the transaction, and further believed that the potentially negative effect from any dilution could be mitigated by repurchases of shares of IAC common stock. See "Recent Developments—IAC Recent Developments" on page 22.

Material United States Federal Income Tax Consequences

        The following describes the material U.S. federal income tax consequences of the merger to holders of Ask Jeeves common stock, or referred to as Ask Jeeves stock or Ask Jeeves capital stock. The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, regulations under the Code, administrative rulings and judicial decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change in the foregoing could affect the continuing validity of the tax consequences described in this proxy statement/prospectus. Neither IAC nor Ask Jeeves has requested or will request an advance ruling from the U.S. Internal Revenue Service, or the IRS, as to the tax consequences of the merger. This description is not binding on the IRS, and there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

        This description applies only to holders of Ask Jeeves stock who are U.S. persons. For purposes of this description, the term "U.S. person" means:

  •
  an individual who is a U.S. citizen or U.S. resident alien, as determined for U.S. federal income tax purposes;

  •
  a corporation created or organized under the laws of the United States or any state thereof;

  •
  a trust where (1) a U.S. court is able to exercise primary supervision over the administration of the trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  •
  an estate that is subject to U.S. tax on its worldwide income from all sources.

        This description is not a comprehensive description of all the tax consequences that may be relevant to holders of Ask Jeeves capital stock. It applies only to holders of Ask Jeeves capital stock that hold their Ask Jeeves capital stock as a capital asset within the meaning of Section 1221 of the Code (each referred to as a "holder"). No attempt has been made to address all aspects of U.S. federal taxation that may be relevant to a particular stockholder in light of his, her or its particular circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including, for example:

  •
  banks, insurance companies, trusts and financial institutions;

  •
  tax-exempt organizations;

  •
  mutual funds;

  •
  foreign holders;

  •
  persons that have a functional currency other than the U.S. dollar;

  •
  pass-through or disregarded entities and investors in pass-through or disregarded entities;

  •
  traders in securities who elect to apply a mark-to-market method of accounting;

  •
  dealers in securities or foreign currency;

  •
  stockholders who received their Ask Jeeves stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

  •
  holders of options or warrants granted by Ask Jeeves; and

  •
  stockholders who hold Ask Jeeves stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

        In addition, this discussion does not address any alternative minimum tax or any state, local or foreign or non-income tax consequences of the merger. It also does not address the tax consequences of any transaction other than the merger.

        Each holder of Ask Jeeves Stock should consult his, her or its tax advisor with respect to the particular tax consequences of the merger to such holder.

        The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code. Assuming the merger so qualifies, a holder will not recognize any gain or loss upon receipt of IAC common stock in exchange for his, her or its Ask Jeeves stock, except in respect of cash received instead of a fractional share of IAC common stock (as discussed below). The aggregate adjusted tax basis of the shares of IAC common stock (including fractional shares deemed received and redeemed as described below) received in the merger will be equal to the aggregate adjusted tax basis of the shares of Ask Jeeves stock surrendered for the IAC common stock, and the holding period of the IAC common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of Ask Jeeves stock exchanged for IAC common stock were held. IAC and Ask Jeeves will not be required to complete the merger unless IAC receives an opinion from Wachtell, Lipton, Rosen & Katz and Ask Jeeves receives an opinion from Gibson, Dunn & Crutcher LLP, in each case dated the closing date and to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. An opinion of counsel is not binding on the IRS, however, and therefore the IRS could take the position that the merger does not qualify as a reorganization and therefore is fully taxable to Ask Jeeves shareholders. The balance of this discussion assumes that the merger qualifies as a reorganization.

        A holder who receives cash instead of a fractional share of IAC common stock will generally be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the shares of Ask Jeeves stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Ask Jeeves stock is more than one year at the effective time of the merger.

        Payments of cash in lieu of fractional shares made in connection with the merger may be subject to "backup withholding" at a rate of 28%. Backup withholding generally applies if a holder (1) fails to furnish his, her or its Taxpayer Identification Number, or TIN, (2) furnishes an incorrect TIN, (3) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (4) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax, provided that the required information is properly supplied to the IRS.

        Certain persons are generally exempt from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalty of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Ask Jeeves capital stock should consult with his, her or its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. All stockholders who are U.S. persons exchanging shares of Ask Jeeves stock in the merger should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, when provided following the merger, to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to IAC and the exchange agent). Non-corporate foreign stockholders should complete and sign IRS Form W8-BEN, in order to avoid backup withholding.

        Tax matters are very complicated, and the tax consequences of the merger to each holder of Ask Jeeves capital stock will depend on the facts of that stockholder's particular situation. The U.S. federal income tax discussion set forth above does not address all U.S. federal income tax consequences that may be relevant to a particular holder and may not be applicable to holders in special situations. We urge holders of Ask Jeeves capital stock to consult their own tax advisors regarding the specific tax consequences of the merger.

Appraisal Rights

        Holders of Ask Jeeves common stock do not have appraisal rights under Delaware law in connection with the merger.

Regulatory Approvals Required for the Merger

        IAC and Ask Jeeves have agreed to use their reasonable efforts to obtain all material regulatory approvals required to be obtained in connection with the merger and the other transactions contemplated by the merger agreement.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (also known as the HSR Act), IAC and Ask Jeeves may not complete the merger prior to furnishing certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission and until the applicable waiting period under the HSR Act has expired or been terminated. The relevant filings by both IAC and Ask Jeeves were made on April 6, 2005 and April 5, 2005, respectively. On April 18, 2005, the applicable waiting period under the HSR Act was terminated.

Certain Effects of the Merger

  Effects on the Market for Ask Jeeves Common Stock

        Shares of Ask Jeeves common stock currently are listed and traded on the Nasdaq National Market under the symbol "ASKJ." Following the merger, we expect that the shares of Ask Jeeves common stock will be delisted from the Nasdaq National Market, following which time, shares of Ask Jeeves common stock will not be publicly traded.

  Exchange Act Deregistration

        Shares of Ask Jeeves common stock are currently registered under the Securities Exchange Act of 1934. Following the merger, we will file a Form 15 with the SEC requesting the suspension and termination of registration of the stock under the Exchange Act.

Accounting Treatment for the Merger

        IAC will account for the merger under the purchase method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the cost to acquire shares of Ask Jeeves common stock and outstanding stock options in excess of the carrying value of Ask Jeeves' assets and liabilities will be allocated to Ask Jeeves' assets, including any identified intangible assets, and liabilities based on their fair values, with any excess being allocated to goodwill. The determination of asset lives and required purchase accounting adjustments reflected in this document, including the allocation of the purchase price to the assets and liabilities of Ask Jeeves based on their respective fair values, is preliminary. See the notes accompanying the IAC/InterActiveCorp and Subsidiaries Unaudited Pro Forma Combined Condensed Financial Statements contained in this proxy statement/prospectus starting on page 98.

Resale of IAC Common Stock

        Shares of IAC common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares of IAC common stock issued to any Ask Jeeves stockholder that is an "affiliate" of IAC or Ask Jeeves for purposes of Rule 145 under the Securities Act. Persons that may be deemed to be "affiliates" of IAC or Ask Jeeves for such purposes generally include individuals or entities that control, are controlled by, or are under common control with, IAC or Ask Jeeves, and will include the directors and certain executive officers of Ask Jeeves. The merger agreement requires Ask Jeeves to use its reasonable efforts to cause each of its affiliates to execute a written agreement with IAC to the effect that such affiliate will not transfer any shares of IAC common stock received as a result of the merger, except pursuant to an effective registration statement under the Securities Act or in a transaction not required to be registered under the Securities Act.

        This proxy statement/prospectus does not cover resales of shares of IAC common stock received by any person in connection with the merger, and IAC has not authorized any person to make any use of this proxy statement/prospectus in connection with any resale of shares of IAC common stock.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendation of Ask Jeeves' board of directors with respect to the merger agreement, you should be aware that some of Ask Jeeves' executive officers and directors have interests in the merger and have arrangements that are different from, or in addition to, those of Ask Jeeves' stockholders generally, as described below. The board of directors was aware of these matters and considered them in unanimously approving the merger agreement and determining that the merger and the terms of the merger agreement are advisable, fair to and in the best interest of Ask Jeeves' stockholders.

Ask Jeeves Stock Held by Directors and Executive Officers

        As of the record date for the special meeting, directors and executive officers of Ask Jeeves and their affiliates (other than Ask Jeeves) beneficially owned an aggregate of [    •    ] shares of Ask Jeeves common stock entitled to vote at the special meeting. These shares represent approximately [    •    ]% of the Ask Jeeves common stock outstanding and entitled to vote as of the record date. Upon completion of the merger, the shares of Ask Jeeves common stock held by each of the directors and executive officers of Ask Jeeves will be converted into shares of IAC common stock on the same basis as the shares of Ask Jeeves common stock held by other stockholders.

        The following table shows beneficial ownership of Ask Jeeves common stock by Ask Jeeves' directors and its five most highly compensated executive officers as of June 1, 2005. The information provided in the table sets forth beneficial ownership in accordance with the rules of the Securities and Exchange Commission, which require us to include securities over which a named person has or shares voting or investment control, as well as securities over which a named person has the right to acquire voting or investment control within 60 days of June 1, 2005, such as, for example, upon exercise of an option that is currently vested or which is scheduled to vest within that 60-day period. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

Directors and Executive Officers	Common Stock Beneficially Owned	Percentage of Class
A. George (Skip) Battle(1)	733,408	1.2%
Steven Berkowitz(2)	217,224	*
David S. Carlick(3)	123,866	*
James Casella(4)	17,875	*
Joshua C. Goldman(5)	46,666	*
Garrett Gruener(6)	1,226,315	2.1%
James D. Kirsner(7)	86,500	*
Geoffrey Y. Yang(8)	125,680	*
Steven J. Sordello(9)	158,932	*
Brett M. Robertson(10)	21,212	*
Adrian Cox(11)	80,207	*
All current directors and executive officers as a group (16 persons)(12)	3,231,707	5.3%

*
Less than 1%.

(1)
Includes: (a) 490,250 shares issuable pursuant to options exercisable within 60 days, (b) 14,847 shares held by A. George Battle Custodian under Emily Taylor Battle UTMA IL, (c) 4,847 shares held by A. George Battle, Trustee UA 7-29-96 Daniel Kurt Webster Battle Trust, (d) 8,000 shares held by Mr. Battle's wife as Custodian under CAUTMA for Catherine McNelley, and (e) 7,500 shares held by Daniel Kurt Webster Battle.

(2)
Includes 176,041 shares issuable pursuant to options exercisable within 60 days.

(3)
Includes 98,101 shares issuable pursuant to options exercisable within 60 days and 25,000 shares held by Wholly Cow, LLC. Includes 325 shares held by Mr. Carlick as Custodian under CUTMA for Scott Cooper, of which Mr. Carlick disclaims beneficial ownership. Includes 440 shares held by Mr. Carlick as Custodian under CUTMA for Martin Cooper, of which Mr. Carlick disclaims beneficial ownership.

(4)
Includes 17,875 shares issuable pursuant to options exercisable within 60 days.

(5)
Includes 45,666 shares issuable pursuant to options exercisable within 60 days and 1,000 shares held by the Goldman Family Limited Partnership, in which Mr. Goldman is a general partner.

(6)
Includes 118,500 shares issuable pursuant to options exercisable within 60 days and 22,483 shares held by Mr. Gruener's wife, Amy Slater.

(7)
Includes 10,500 shares issuable pursuant to options exercisable within 60 days and 76,000 shares held by Kirsner Family Trust U/A Dated May 24, 1993, James D. and Joan C. Kirsner, Trustee.

(8)
Includes 118,500 shares issuable pursuant to options exercisable within 60 days and 7,180 shares held by Yang Family Trust, Geoffrey Y. Yang, Trustee.

(9)
Includes 107,749 shares issuable pursuant to options exercisable within 60 days.

(10)
Includes 21,212 shares issuable pursuant to options exercisable within 60 days.

(11)
Includes 80,207 shares issuable pursuant to options exercisable within 60 days.

(12)
Includes 1,499,283 shares issuable upon exercise of options granted to our directors and executive officers that are exercisable within 60 days.

Stock Options

        Pursuant to the merger agreement and the terms of Ask Jeeves' various stock plans (excluding the Ask Jeeves' employee stock purchase plan), upon completion of the merger each Ask Jeeves option and other equity-based compensation award relating to shares of Ask Jeeves stock, including any options or awards held by directors and executive officers of Ask Jeeves, will be converted into an option or other equity-based compensation award, as the case may be, relating to shares of IAC common stock, with such option or other award covering 1.2668 shares of IAC common stock for each share of Ask Jeeves common stock subject to the option or award (rounded down to the nearest whole share of IAC common stock) and, in the case of stock options, at an exercise price per share equal to the per-share exercise price of the Ask Jeeves option immediately prior to the effective time of the merger divided by 1.2668 (rounded up to the nearest cent) and otherwise on the same terms and conditions as were applicable to the Ask Jeeves stock option or award prior to the merger. As of June 1, 2005, directors and executive officers of Ask Jeeves considered as a group held options to purchase an aggregate of 3,437,263 shares of Ask Jeeves common stock at exercise prices ranging from $0.875 to $61.875 per share, of which options to purchase an aggregate of 1,937,980 shares were neither vested at June 1, 2005, nor scheduled to vest within the following 60 days.

Acceleration of Stock Options

        Under the terms of Severance Benefit Letters (described below) entered into by Ask Jeeves with Ms. Robertson and Messrs. Battle, Berkowitz, Sordello, Scott Bauer (Vice President and Corporate Controller), Scott Garell (Executive Vice President, Marketing and General Manager), Tuoc Luong (Executive Vice President, Technology), and Adrian Cox (Executive Vice President, European Operations), all of their unvested options will become vested and exercisable in the event that, within 18 months following a change-in-control, such as completion of the merger, the executive officer's employment is terminated by Ask Jeeves without "cause" or the executive officer resigns for "good reason" (as each term is defined under the Severance Benefit Letter), subject to the executive officer's execution and non-revocation of a release of claims. As a result of the change-in-control provisions in the Severance Benefit Letters and the new employment agreement that Mr. Berkowitz has entered into

with AJI Acquisition Corp., based on the number of options outstanding as of [    •    ] and assuming that the merger is completed on [    •    ], 2005, and that each named executive officer's employment is terminated by Ask Jeeves without cause immediately thereafter, Ms. Robertson and Messrs. Battle, Sordello, Bauer, Garell, Luong and Cox will vest in options to purchase [    •    ], [    •    ], [    •    ], [    •    ], [    •    ] and [    •    ] shares of Ask Jeeves common stock, respectively, and as of completion of the merger. Pursuant to a new employment agreement among IAC, AJI Acquisition Corp. and Mr. Berkowitz, if the merger is completed, each of Mr. Berkowitz's Ask Jeeves stock options that are unvested and outstanding will vest at that time. Assuming that the merger is completed on [    •    ], 2005, Mr. Berkowitz will vest in options to purchase [    •    ] shares of Ask Jeeves common stock.

Conditional Stock Award to Messrs. Berkowitz and Sordello

        On September 30, 2003, Ask Jeeves granted Messrs. Berkowitz and Sordello conditional rights to be issued up to 140,000 and 70,000 shares of Ask Jeeves common stock, respectively, under Ask Jeeves 1999 Equity Incentive Plan. Conditional stock will be issued to Messrs. Berkowitz and Sordello following a change in control, such as completion of the merger, if Mr. Berkowitz's or Mr. Sordello's employment is terminated either:

  •
  by Ask Jeeves for any reason other than for "cause"; or

  •
  by the executive for "good reason" as defined below.

        The terms "cause," "good reason" and others used in the conditional stock grants were deemed to be amended in the conditional stock grants to conform to the same definitions used and defined in the Severance Benefit Letters.

        Until the conditional stock is issued, the number of shares of conditional stock subject to the award will be automatically reduced by 10,000 shares, in the case of Mr. Berkowitz, and 5,000 shares, in the case of Mr. Sordello, each quarter until the date on which no shares of conditional stock remain subject to the award. As of March 31, 2005, the most recent quarter end, 80,000 and 40,000 shares remain issuable pursuant to the conditional stock awards for Messrs. Berkowitz and Sordello, respectively.

        Pursuant to the merger agreement, IAC will assume these obligations and issue shares of IAC common stock to Mr. Sordello if the triggering events occur. Pursuant to a new employment agreement among IAC, AJI Acquisition Corp. and Mr. Berkowitz, as further described below, if the merger is completed, Mr. Berkowitz will be entitled to receive that number of shares of Ask Jeeves stock subject to the conditional stock award immediately prior to the merger.

Severance Benefit Letters

        Ask Jeeves has entered into Severance Benefit Letters with some of its executive officers, including each of Ms. Robertson and Messrs. Battle, Berkowitz, Sordello, Bauer, Garell, Luong and Cox, pursuant to which each may receive severance benefits in connection with certain terminations of employment as described below. These arrangements were approved by the Compensation Committee of Ask Jeeves on October 28, 2004 and were entered into in January 2005 in replacement of prior agreements between such officers and Ask Jeeves. The Severance Benefit Letter with Mr. Berkowitz will be superseded upon closing of the merger by a new employment agreement entered into with AJI Acquisition Corp., as further described below.

        In general, an executive officer who is a party to a Severance Benefit Letter must resign within 60 days after a demotion or other triggering event in order to receive the severance benefits described below.

        If during the 18-month period following a change in control, such as completion of the merger, such executive officer's employment is terminated by Ask Jeeves without cause or by any such executive officer for "good reason," any of Messrs. Battle, Sordello, Bauer, Garell and Luong and Ms. Robertson

(but excluding Messrs. Berkowitz and Cox), who are so terminated, will receive, subject to such executive officer's execution and non-revocation of a release:

  •
  salary continuation payments for a period of 12 months;

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  within 30 days of the date of the executive officer's termination of employment, a payment equal to 100% of the executive officer's target bonus;

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  for a period equal to the lesser of (a) the salary continuation period, (b) the applicable period of COBRA continuation coverage or (c) the period ending on the date on which the executive officer is covered by the health plan of another employer, continued medical, dental and vision coverage; and

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  outplacement services for up to $20,000.

        Pursuant to their respective Severance Benefit letters, each of Messrs. Battle, Berkowitz and Sordello and Ms. Robertson will be entitled to resign for "good reason" if IAC does not offer that executive a similar position at IAC after the merger.

        In addition, as described above, upon such a termination and, subject to the executive officer's execution and non-revocation of a release of claims, to the extent outstanding at the time of the change in control and the termination of employment, any unvested options held by the executive officer (including Mr. Cox) will vest and become immediately exercisable.

        If any of the executive officer's payments or benefits under the Severance Benefit Letters or otherwise would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive officer's payments under the Severance Benefit Letters or otherwise will be reduced such that the executive officer will receive one dollar less than the maximum amount that could be paid to the executive officer without the executive officer being subject to such tax, if the after-tax benefit to the executive officer would be greater than the after-tax benefit to the executive officer if the payments had not been so reduced.

        Assuming that the merger is completed on [    •    ], 2005, and that each executive officer's employment is terminated by Ask Jeeves without cause immediately thereafter, Messrs. Battle, Sordello, Bauer, Garell and Luong and Ms. Robertson will be entitled to receive cash payments of $[    •    ], [    •    ], [    •    ], [    •    ], [    •    ] and [    •    ], respectively.

        Mr. Cox also is a party to a substantially similar severance benefit letter agreement, although it provides only for the acceleration of option vesting (as described above under "Acceleration of Stock Options"), and not future salary and bonus payment upon termination without "cause" or resignation for "good reason" within 18 months following a change in control.

        In addition to his severance benefit letter, pursuant to Mr. Cox's offer letter dated October 27, 2003, if Ask Jeeves were to terminate Mr. Cox's employment other than for cause with less than twelve months' notice, Ask Jeeves, or any successor to Ask Jeeves, would be required to pay him the greater of £175,000 or his then-current salary (in either case pro rated, based on the extent to which Ask Jeeves has given him less than twelve months' notice).

Employment Agreement with Mr. Berkowitz

        On March 20, 2005, AJI Acquisition Corp. entered into an employment agreement with Mr. Berkowitz, setting forth the terms of his employment with AJI Acquisition Corp. The agreement will be effective upon completion of the merger and have a three-year term, and no later than three months prior to the end of the term, AJI Acquisition Corp. and Mr. Berkowitz will enter into good-faith discussions to extend the employment term if Mr. Berkowitz has provided written notice to AJI Acquisition Corp. between six and four months prior to the end of the term that he wishes to continue his employment with AJI Acquisition Corp. Pursuant to the employment agreement,

Mr. Berkowitz will remain as chief executive officer of AJI Acquisition Corp. If the merger is not completed, the employment agreement will be of no further force or effect.

        If the merger is completed, Mr. Berkowitz will receive an annual base salary of $500,000 and will be eligible to receive a discretionary annual bonus with a target bonus of 80% of Mr. Berkowitz's annual base salary. Mr. Berkowitz will be entitled to participate in welfare, health and life insurance and pension benefits of AJI Acquisition Corp. as may be provided to executives of AJI Acquisition Corp. generally.

        On the completion of the merger, Mr. Berkowitz will receive an initial grant of restricted stock units of IAC with a fair market value of $1,000,000 (referred to as the "regular grant") and an additional grant of IAC restricted stock units with a fair market value of $2,000,000 (referred to as the "leadership grant"), subject, in each case, to the approval of the compensation committee of the board of directors of IAC. The regular grant will vest in five equal installments on each of the first, second, third, fourth and fifth anniversaries of completion of the merger and the leadership grant will vest on the fifth anniversary of completion of the merger, subject, in each case, to Mr. Berkowitz's continued employment with AJI Acquisition Corp. through such date. The regular grant and leadership grant will vest upon a "change of control" of IAC as defined in the IAC Amended and Restated 2000 Stock and Annual Incentive Plan or a successor plan.

        As described above, if the merger is completed, each of Mr. Berkowitz's Ask Jeeves stock options that are unvested and outstanding at that time will vest and remain exercisable for IAC common stock in accordance with the terms of the merger agreement and the original option grant. The conditional stock award described above will be immediately settled as if Mr. Berkowitz had incurred an involuntary termination as set forth in the grant agreement.

        Upon a termination of Mr. Berkowitz's employment by AJI Acquisition Corp. without "cause" or by Mr. Berkowitz for "good reason" (as each term is defined in the agreement), AJI Acquisition Corp. will continue to pay Mr. Berkowitz his salary for the remainder of the term (but at least for 12 months) and will pay to Mr. Berkowitz a pro rata bonus for the year in which the termination occurs. In addition, Mr. Berkowitz will immediately vest in an additional one-fifth of his regular grant and will vest in one-fifth of the units subject to his leadership grant for each anniversary following the completion of the merger prior to Mr. Berkowitz's termination of employment plus one additional one-fifth of the units subject to the grant.

        In the event that Mr. Berkowitz's payments or benefits under the employment agreement or otherwise would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, Mr. Berkowitz's payments under the employment agreement or otherwise will be reduced to the maximum amount that could be paid to Mr. Berkowitz without subjecting him to such tax, if the after-tax benefit to him would be greater than the after-tax benefit to him if the payments had not been so reduced.

        During his employment with AJI Acquisition Corp. and for one year after his termination of employment for any reason, Mr. Berkowitz is subject to a covenant not to solicit employees or business partners or affiliates of AJI Acquisition Corp. or its affiliates. In addition, Mr. Berkowitz is subject to an agreement not to use or disclose any confidential information of AJI Acquisition Corp. or its affiliates.

Indemnification of Directors and Officers; Directors' and Officers' Insurance

        The merger agreement provides that, after the merger, IAC will indemnify persons who were directors or officers of Ask Jeeves before the merger against any liabilities or losses from any threatened or actual claim or proceeding based on the merger agreement or from serving as a director or officer of Ask Jeeves.

        IAC has agreed to maintain in effect directors' and officers' liability insurance for six years after the merger, but will not be required to spend for each year of such coverage more than 250% of the current annual premium paid by Ask Jeeves. If the aggregate annual premium expense would exceed that amount, IAC must purchase as much insurance as can be obtained for that amount. See "The Merger Agreement—Covenants—Indemnification; Insurance" starting on page 91.

Mr. Battle's Appointment to the Expedia Board of Directors

        If both the merger and the spin-off are consummated, Mr. Battle is expected to be appointed to the board of directors of Expedia to serve as a director until the next meeting of Expedia stockholders at which he stands for re-election.

Other Material Contracts or Arrangements Between Ask Jeeves and IAC

Ask Jeeves' Arrangements with Citysearch for Local Content

        On July 30, 2004, Ask Jeeves entered into a distribution agreement with Citysearch to display Citysearch's local content and business data on Ask Jeeves' various sites. Citysearch is a wholly-owned subsidiary of IAC. Pursuant to this agreement, on September 13, 2004, Ask Jeeves began displaying Citysearch content, often including Citysearch's pay for performance local business advertising, in the "Smart Answer" box on Ask.com results pages. Like Ask Jeeves' other Smart Answers, this content is displayed above the regular web results so as to provide users with the information they seek directly on the results page (without the need to click through to any other sites). Citysearch data also appears in Ask Jeeves' "local channel" at local.ask.com, which is a user interface optimized for local searches. Ask Jeeves subsequently integrated maps and driving directions supplied by Telcontar with the Citysearch content. These product features complement Ask Jeeves' other existing local search features such as weather, people search, movies, local news and local time. Pursuant to the distribution agreement, users clicking on links in the Citysearch content are generally taken to a co-branded version of Citysearch's site hosted by Citysearch. During the two year term of the agreement, Ask Jeeves is obligated to pay Citysearch an annual fee and, if minimum monthly advertising revenues are not generated, a monthly fee. Citysearch, in turn, is obligated to pay Ask Jeeves a specified percentage of its advertising receipts generated through Ask Jeeves and the co-branded site.

Ask Jeeves' Arrangements with Expedia for Travel Booking Services

        On February 1, 2002, The Excite Network, Inc. (which became a wholly-owned subsidiary of Ask Jeeves on May 6, 2004) entered into a Cross Promotion and Distribution Agreement with Expedia, Inc., which was amended on June 2, 2003. Pursuant to this agreement, Expedia supplies the travel booking engine and other travel content accessible through the "travel channels" of Ask Jeeves' proprietary web brands Excite (at travel.excite.com) and iWon (at travel.iwon.com). Pursuant to the distribution agreement, users clicking on links in the Expedia content are taken either to Expedia's main site or to a co-branded version of Expedia's site hosted by Expedia. In exchange for Expedia's placement in those travel channels, Expedia pays Excite monthly fees that vary based on the level of user traffic in the travel channels.

Other Arrangements Between IAC and Expedia

        During 2003 and 2004, Ticketmaster, a wholly-owned subsidiary of IAC, placed Ask Jeeves advertising on the following websites: ticketmaster.com, match.com, citysearch.com and evite.com. The total amount spent by Ask Jeeves in connection with these advertisements during 2003 and 2004 was approximately $160,000. Pursuant to Ticketmaster's arrangement with its affiliates, a portion of the revenue from advertisements placed on an affiliate's site is retained by Ticketmaster as sales commission, and the remainder goes to that affiliate. As of the date hereof, no such arrangements are in place between Ticketmaster and Ask Jeeves.

THE MERGER AGREEMENT

        This section of the proxy statement/prospectus describes certain aspects of the merger agreement and the proposed merger. The following description includes the terms of the merger agreement that IAC and Ask Jeeves consider to be material. The merger agreement is attached as Appendix A to this proxy statement/prospectus. We urge you to read the merger agreement carefully in its entirety, as it is the legal document that governs the merger.

General Terms of the Merger Agreement

        On March 21, 2005, IAC, Ask Jeeves and AJI Acquisition Corp., a wholly-owned subsidiary of IAC, entered into an Agreement and Plan of Merger and Reorganization, sometimes referred to as the merger agreement. The merger provided for by the merger agreement will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law. We refer to the time the merger becomes effective as the "effective time" or the "closing" of the merger.

        At the effective time, AJI Acquisition Corp. will be merged with and into Ask Jeeves, with Ask Jeeves surviving as a wholly-owned subsidiary of IAC, and the separate existence of AJI Acquisition Corp. will cease. We sometimes refer to Ask Jeeves following the completion of the merger as the surviving corporation. At the effective time, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to read as set forth in Appendix D to this proxy statement/prospectus, and the bylaws of the surviving corporation will be amended and restated to read the same as the bylaws of AJI Acquisition Corp. At the effective time, the directors of AJI Acquisition Corp. will become the initial directors of the surviving corporation, and the officers of Ask Jeeves at that time will continue as the officers of the surviving corporation.

Treatment of Securities in the Merger

  Ask Jeeves Common Stock

        The merger agreement provides that each share of Ask Jeeves common stock outstanding immediately prior to the effective time will, at the effective time, be converted into the right to receive 1.2668 shares of IAC common stock (which, together with the cash in lieu of any fractional share of IAC common stock described below, we refer to as the merger consideration). However, any shares of Ask Jeeves common stock held in the treasury of Ask Jeeves or owned by IAC or any of its wholly-owned subsidiaries will be cancelled without any payment for those shares.

        IAC will not issue any fractional shares of IAC common stock in the merger; instead, a cash payment will be made to the holders of shares of Ask Jeeves common stock who would otherwise be entitled to receive a fraction of a share of IAC common stock. See "—Cash Instead of Fractional Shares" on page 86.

        If, between the date of the merger agreement and the effective time, the outstanding shares of IAC common stock or Ask Jeeves common stock are changed into a different number of shares or a different class by reason of any reclassification, stock split, reverse stock split, stock dividend (whether of IAC stock or a subsidiary of IAC, including as a result of any spin-off), reorganization, recapitalization, or other similar change, then the exchange ratio will be appropriately and proportionately adjusted.

  AJI Acquisition Corp. Common Stock

        At the effective time, all outstanding shares of common stock of AJI Acquisition Corp. will be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation. All of the common equity of the surviving corporation will be held by IAC.

  Options to Acquire Ask Jeeves Common Stock

        Each option to purchase shares of common stock of Ask Jeeves, whether vested or unvested, outstanding immediately prior to the effective time will be converted into an option to purchase shares of IAC common stock on the same terms and conditions (including vesting) as were applicable to the opinion immediately prior to the effective time.

        The number of shares of IAC common stock subject to the assumed option will be equal to the number of shares of Ask Jeeves common stock subject to each such option immediately prior to the effective time multiplied by the exchange ratio, rounded, if necessary, down to the nearest whole share of IAC common stock. Each assumed option will have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price of such option immediately prior to the effective time divided by the exchange ratio.

  Ask Jeeves' Employee Stock Purchase Plan

        The Ask Jeeves employee stock purchase plan, which is referred to as the "ESPP," will terminate immediately prior to the effective time and all balances in ESPP participant accounts will be applied to the purchase of shares in accordance with the terms of the ESPP immediately prior to the effective time. Ask Jeeves has agreed to limit the total number of shares purchased under the ESPP between the date of the merger agreement and the effective time to 260,000 in the aggregate.

Exchange of Certificates

  Exchange Agent

        IAC will select an exchange agent reasonably acceptable to Ask Jeeves to manage the exchange of Ask Jeeves stock certificates for shares of IAC common stock in the merger and the payment of cash for fractional shares that Ask Jeeves stockholders otherwise would have received in the merger.

  Exchange Procedures

        Immediately after the effective time, IAC will deposit with the exchange agent, for the benefit of the holders of shares of Ask Jeeves common stock, certificates representing the shares of IAC common stock issuable in the merger.

        As soon as practicable after the effective time (but in no event later than two business days after the effective time), the exchange agent will mail to each holder of record of an Ask Jeeves certificate a letter of transmittal and instructions for exchanging the holder's Ask Jeeves certificates for the merger consideration. After receipt of the transmittal forms and any other documents as may reasonably be required by the exchange agent, each holder of an Ask Jeeves certificate will be able to surrender his, her or its Ask Jeeves certificate to the exchange agent, and the holder of an Ask Jeeves certificate will receive in exchange a book-entry statement reflecting (or, if requested, certificates representing):

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  that number of whole shares of IAC common stock to which the holder of the Ask Jeeves certificate is entitled;

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  any cash which may be payable instead of a fraction of a share of IAC common stock; and

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  any dividends or other distributions with respect to IAC common stock having a record date and paid after the effective time.

        In the event of a transfer of ownership of shares of Ask Jeeves common stock which is not registered on the transfer records of Ask Jeeves, a book-entry statement reflecting (or a certificate representing) the proper number of shares of IAC common stock, any cash instead of a fraction of a share of IAC common stock and applicable dividends and distributions may be issued and paid to a transferee if the Ask Jeeves certificate representing the applicable Ask Jeeves shares is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid. The consideration to be issued in the merger will be delivered by the exchange agent as promptly as practicable following surrender of an Ask Jeeves certificate and any other required documents. No interest will be payable on the merger consideration, regardless of any delay in making payments.

  Dividends and Other Distributions

        Holders of shares of Ask Jeeves common stock will not be entitled to receive any dividends or distributions payable by IAC in respect of IAC common stock until they exchange their Ask Jeeves certificates for shares of IAC common stock. After they deliver their Ask Jeeves certificates to the exchange agent, those stockholders will receive, subject to applicable law:

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  the amount of dividends or other distributions on IAC common stock having a record date after the effective time previously paid, without interest; and

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  at the applicable payment date, the amount of dividends or other distributions on IAC common stock with a record date after the effective time and a payment date after the surrender of such Ask Jeeves certificates, without interest.

  Cash Instead of Fractional Shares

        No fractional shares of IAC common stock will be issued upon the surrender of Ask Jeeves certificates. No dividend or distribution will be paid on any fractional share of IAC common stock that would otherwise be issuable in the merger, and those fractional shares of IAC common stock will not entitle the owner to any voting rights of an IAC stockholder. Holders of shares of Ask Jeeves common stock otherwise entitled to a fraction of a share of IAC common stock, if any, will receive a cash payment instead of the fractional share of IAC common stock they would otherwise be entitled to receive upon surrender of their Ask Jeeves certificates. Following completion of the merger, the exchange agent will determine the excess of the number of whole shares of IAC common stock issuable upon surrender of the certificates by the holders of Ask Jeeves common stock (including fractional shares) over the aggregate number of whole shares of IAC common stock to be distributed to Ask Jeeves stockholders (excluding fractional shares). The exchange agent will then, as promptly as reasonably practicable, sell the excess shares of IAC common stock at the then-prevailing prices on the open market, in the manner provided for in the merger agreement, and make the proceeds available for distribution to the former holders of shares of Ask Jeeves common stock otherwise entitled to a fraction of a share of IAC common stock upon surrender of their Ask Jeeves certificates. IAC will pay all commissions, transfer taxes and other associated out-of-pocket transaction costs relating to the sale by the exchange agent of shares of IAC common stock and distribution of the proceeds.

  Return of Exchange Fund

        Any IAC shares or cash held by the exchange agent on behalf of the former holders of shares of Ask Jeeves common stock that remains undistributed to the former Ask Jeeves stockholders for six months after the effective time will be delivered to IAC, upon demand, and IAC will then act as the exchange agent. After the first anniversary of the effective time, former Ask Jeeves stockholders that have not validly exchanged Ask Jeeves certificates for the merger consideration will be required to look as a general creditor only to IAC for payment of the merger consideration, subject to applicable law.

  Tax Withholding

        Each of the exchange agent, the surviving corporation and IAC will be entitled to deduct and withhold from the consideration otherwise payable under the merger agreement to any holder of Ask Jeeves certificates any amounts that it is required to deduct and withhold with respect to the making of such payments under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated under the Internal Revenue Code, or any provisions of state, local or foreign law. Any amounts so withheld will be treated for all purposes of the merger agreement as having been paid to the holder of the shares of Ask Jeeves common stock in respect of which the deduction and withholding was made.

  Lost Certificates

        In the event any certificate is lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate the merger consideration for which the certificate would have been exchanged under the merger agreement, provided that the person claiming that such certificate was lost, stolen or destroyed makes an affidavit of that fact and, if reasonably required by IAC, posts a bond in such amount as IAC may determine is reasonably necessary as indemnity against any claim that may be made against IAC with respect to such certificate.

Representations and Warranties

        In the merger agreement, Ask Jeeves and IAC (along with AJI Acquisition Corp.) made customary representations and warranties to each other about their respective companies. The representations and warranties given by Ask Jeeves, IAC and AJI Acquisition Corp. will not survive completion of the merger.

        These representations and warranties are qualified by information in confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement. The merger agreement is attached as Appendix A to provide you with information regarding its terms and conditions. It is not intended to provide any other factual information about us. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings each of us makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Covenants

        The merger agreement contains customary covenants as well as specific covenants relating to the conduct of the respective parties' businesses pending completion of the merger.

  Conduct of Business Prior to the Merger

        Ask Jeeves agreed that, except as expressly contemplated or permitted by the merger agreement, Ask Jeeves and its material subsidiaries will: (a) conduct their businesses in the ordinary course consistent with past practices, (b) use reasonable efforts to maintain and preserve intact their business organizations and advantageous business relationships and to retain the services of their key officers and key employees, and (c) take no action that would reasonably be likely to adversely affect or delay the ability of any of the parties from (i) obtaining any necessary approvals of any regulatory agency or other governmental authority required for the transactions contemplated hereby, (ii) performing their covenants and agreements under the merger agreement or consummating the transactions contemplated thereby or (iii) otherwise delay or prohibit consummation of the merger or any other transactions contemplated by the merger agreement. In addition, subject to certain exceptions, Ask Jeeves has agreed (as to itself and its material subsidiaries) that, without IAC's prior consent, it will not take any of the following actions prior to the completion of the merger:

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  incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance, in excess of $5,000,000 in the aggregate;

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  adjust, split, combine or reclassify any capital stock, except for any such transaction by a wholly-owned material subsidiary which remains wholly-owned after consummation of such transaction;

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  declare or pay any dividends or make other distributions on any of its capital stock or redeem or purchase any shares of capital stock;

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  grant any right to acquire any shares of its capital stock;

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  issue any shares of capital stock, except pursuant to the exercise of stock options outstanding under Ask Jeeves' stock incentive plans, or any other securities convertible into shares of Ask Jeeves common stock issued and outstanding as of March 21, 2005 and in accordance with its terms;

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  amend or terminate Ask Jeeves' stockholder rights agreement, other than in connection with certain other qualifying transactions;

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  sell, transfer, mortgage, encumber or otherwise dispose of any of its lines of business, material properties or assets to any person, other than to a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except pursuant to contracts or agreements in force as of March 21, 2005 or, in the case of cancellation or release of material indebtedness, as a result of debt collections;

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  pay, or agree to pay, cash consideration of more than $25,000,000 in the aggregate, whether by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person other than to a wholly-owned subsidiary of Ask Jeeves;

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  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than in relation to a wholly-owned subsidiary, and other than a merger of a wholly-owned subsidiary of Ask Jeeves with or into a third party in which the sole consideration to be issued in such transaction to such third party is cash solely to the extent such transaction is permitted by, and is in accordance with, the immediately previous bullet point;

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  terminate, amend or waive any material provision of any Ask Jeeves material contract, or make any material change in any instrument or agreement governing the terms of any lease or contract;

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  establish, adopt, amend or terminate any Ask Jeeves benefit plan, or amend the terms of any outstanding equity based award;

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  establish, or increase compensation or benefits provided under, or make any payment not required by any employee benefit plan, program, policy, or agreement or arrangement, except as may be required to comply with applicable law or existing contractual arrangements;

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  otherwise increase or accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers or those of any substantial subsidiary, or otherwise pay any amounts not due, except as may be required to comply with applicable law or existing contractual arrangements;

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  enter into any new, or amend any existing, employment or consulting agreement with any director, officer, employee, consultant or service provider or retain the services of any such person if the compensation (base and bonus) shall exceed $250,000;

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  establish, adopt or enter into any collective bargaining agreement;

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  settle any material claim, action or proceeding;

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  amend its certificate of incorporation or its bylaws or enter into any agreement with its stockholders in their capacity as such;

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  take any action that is intended or would reasonably be expected to result in any of its representations and warranties in the merger agreement being or becoming untrue such that a condition to closing set forth in the merger agreement is be incapable of being satisfied;

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  other than in the ordinary course of business consistent with past practice, sell, assign, otherwise transfer, sublicense or enter into contracts relating to intellectual property or enter into or materially amend any material contract, whereby a third party is granted marketing or distribution rights with respect to material products or services of Ask Jeeves or its subsidiaries;

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  enter into any "non-compete" or similar agreement that would materially restrict the businesses of the surviving corporation or its subsidiaries following the effective time or that reasonably would be expected to restrict the businesses of IAC and its subsidiaries (excluding the surviving corporation and its subsidiaries);

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  implement or adopt any change in its accounting principles, practices or methods, other than as consistent with or as may be required by law, generally accepted accounting principles or regulatory guidelines;

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  settle or compromise any material liability for taxes, file any material tax return in a manner materially inconsistent with past practice (other than otherwise required by law), make any material tax election (other than in the ordinary course of business) or change any method of accounting for tax purposes;

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  enter into any new, or amend or otherwise alter any current, transaction with affiliates of Ask Jeeves; or

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  agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by any of the above covenants.

  Acquisition Transactions

        Ask Jeeves agreed in the merger agreement not to initiate, solicit, negotiate, encourage or provide confidential information or in any way facilitate any proposal or offer to acquire more than 25% of the business, properties or assets or more than 15% of the capital stock or voting power of Ask Jeeves or its significant subsidiaries, in each case whether by merger, purchase of assets, tender offer or otherwise (we refer to a transaction that meets these criteria as an acquisition transaction). However, before obtaining the required approvals by Ask Jeeves' stockholders of the merger agreement:

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  Ask Jeeves or its board of directors may furnish confidential or non-public information to, and negotiate with, the potential acquirer (provided that Ask Jeeves has received from the potential acquirer a confidentiality agreement containing terms at least as stringent in all material respects as the confidentiality agreement entered into with IAC) in response to a bona fide written offer or proposal for a potential or proposed acquisition transaction not solicited in violation of the merger agreement (which we refer to in this document as an acquisition proposal) which the board of directors of Ask Jeeves determines, in good faith (1) after consultation with its independent financial advisor, would reasonably be expected to result (if consummated pursuant to its terms) in an acquisition transaction more favorable to Ask Jeeves' stockholders than the merger (we refer to such an acquisition proposal as a qualifying proposal) and (2) after consulting with its independent outside legal counsel, that the failure to engage in such action reasonably would be likely to cause the members of the Ask Jeeves board of directors to breach their fiduciary duties under applicable law, and

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  Ask Jeeves or its board of directors may resolve to accept, or recommend, and, upon termination of the merger agreement in accordance with the applicable termination provision and after payment to IAC of the required fee, enter into agreements relating to, a qualifying proposal as to which the board of directors of Ask Jeeves has determined in good faith (1) after consultation with its independent financial advisor would result in an acquisition transaction more favorable to Ask Jeeves' stockholders than the IAC merger and is reasonably capable of being financed and consummated and (2) after consulting with its independent outside legal counsel, that the failure to engage in such action would cause the members of the Ask Jeeves board of directors to breach their fiduciary duties under applicable law (in this document we refer to such a qualifying proposal as a superior proposal).

        In addition, Ask Jeeves' board of directors is permitted to take and disclose to Ask Jeeves' stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act or otherwise make disclosure required by the federal securities laws.

        Ask Jeeves agreed in the merger agreement to notify IAC promptly, but in no event later than two business days, after receipt of any acquisition proposal, indication of interest or request for non-public information relating to Ask Jeeves in connection with an acquisition proposal or for access to the properties, books or records of Ask Jeeves or any subsidiary by any person that after the date merger agreement informs the board of directors of Ask Jeeves or such subsidiary that it is considering making, or has made, an acquisition proposal.

        Ask Jeeves also agreed in the merger agreement immediately to cease and terminate any activities, discussions or negotiations conducted prior to the date of the merger agreement with any parties other than IAC with respect to any of the above activities, and agreed not to waive any standstill or confidentiality provisions. Ask Jeeves is required promptly to provide to IAC any information regarding Ask Jeeves or its subsidiaries provided to any person making an acquisition proposal, unless such information has been previously provided to IAC.

  Ask Jeeves Stockholder Approval

        Ask Jeeves has agreed to use reasonable efforts to cause a special meeting of its stockholders to be held as soon as practicable after the registration statement is declared effective by the SEC and this proxy statement/prospectus is mailed to Ask Jeeves stockholders for the purpose of obtaining the required stockholder approvals of the merger agreement. Ask Jeeves' board of directors is required to use its reasonable efforts to obtain from its stockholders the votes required by Delaware law in favor of the approval of the merger agreement and any other related matters required to be approved in connection with the merger, and to recommend to Ask Jeeves' stockholders that they so vote at the stockholder meeting or any adjournment or postponement of the meeting. However, Ask Jeeves' board of directors will not be required to use its reasonable efforts to obtain those approvals or to make or continue to make such recommendations if Ask Jeeves' board of directors, after having received and considered the advice of, and after consultation with, its independent outside legal counsel, determines that the making of such reasonable best efforts to obtain the vote or making or continuing to make such recommendation would cause the members of Ask Jeeves' board of directors to breach their fiduciary duties under applicable laws. Unless the merger agreement is earlier terminated, Ask Jeeves is required to submit the merger agreement proposal to its stockholders for approval at a duly held stockholder meeting, whether with or without the recommendation of its board of directors.

  Nasdaq Quotation

        IAC has agreed to use its reasonable efforts to cause the shares of IAC common stock issuable in the merger (including the shares of IAC common stock reserved for issuance upon exercise of converted Ask Jeeves stock options) to be eligible for quotation on Nasdaq (or other national market or exchange on which IAC common stock is then traded or quoted, subject only to official notice of issuance) before the effective time.

  Indemnification; Insurance

        For six years after the effective time, IAC will cause to be maintained in effect the directors' and officers' liability insurance currently maintained by Ask Jeeves (although IAC may substitute similar policies containing terms that are not less advantageous in any material respect issued by a reputable insurance company) covering matters or events occurring before the effective time to the extent available. However, the surviving corporation and its affiliates are not required to expend more than an amount per year equal to 250% of current annual premiums paid by Ask Jeeves to maintain this insurance coverage, and, if the annual premiums of such insurance coverage exceed 250% of the current annual premiums, IAC will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

        From and after the effective time, IAC will cause the surviving corporation to indemnify and hold harmless each present and former director and officer of Ask Jeeves, determined as of the effective time, against any costs (including reasonable attorneys' fees), judgments incurred in connection with any claim, action or suit existing or occurring at or before the effective time. Any indemnification agreements or arrangements of Ask Jeeves or any of its subsidiaries provided to IAC prior to the date of the merger agreement will survive the merger and will continue in full force and effect. The rights of the indemnified parties under these agreements will not be amended in any manner that would adversely affect those rights.

        In the event that IAC or the surviving corporation or their respective successors or assigns (1) consolidate with or merge into another person and are not the continuing or surviving corporation or entity of such consolidation or merger or (2) transfer or convey all or substantially all of their properties and assets to any person, then IAC and the surviving corporation will ensure that proper provision be made so that the successors and assigns of IAC or the surviving corporation assume the obligations of IAC and the surviving corporation in the merger agreement relating to indemnification of directors and officers of Ask Jeeves and its subsidiaries.

  Employee Matters

        IAC will, or will cause the surviving corporation or a subsidiary to, for the period beginning on the closing date and ending on December 31, 2005, provide to employees of Ask Jeeves as of the closing date who continue employment with Ask Jeeves or its subsidiaries, salary and employee benefits that in the aggregate are substantially similar to the salary and benefits as provided by Ask Jeeves and its subsidiaries to such employees as of immediately prior to the closing date. IAC agrees that it will not terminate or amend the Ask Jeeves severance plan in effect on the date of the merger agreement for the period beginning on the closing date and ending on December 31, 2005 and that such severance plan shall remain in full force and effect during such period for all transferring Ask Jeeves employees.

        Transferring Ask Jeeves employees will be credited for their length of service with Ask Jeeves and any subsidiary to the extent of the employee benefit plans maintained by IAC, Ask Jeeves or the surviving corporation for purposes of eligibility, vesting and any pre-existing condition limitations, other than (i) under any defined benefit pension plan, (ii) to the extent that any such crediting of service would result in duplication of benefits, (iii) for purposes of eligibility for subsidized early retirement benefits or (iv) for any new program for which credit prior to the effective date of such program is not given to similarly situated employees of IAC other than the transferring Ask Jeeves employees.

        The health plans that cover the transferring Ask Jeeves employees in the plan year in which the closing date occurs shall credit such transferring employees with all co-payments, deductibles and similar amounts paid by the transferring employees under the applicable Ask Jeeves benefits plans prior to the closing date to the extent credited under the applicable IAC benefit plans.

  Additional Covenants

        Ask Jeeves and IAC have agreed to other customary covenants in the merger agreement, relating to, among other matters:

  •
  access to information, and confidential treatment of that information;

  •
  tax matters;

  •
  actions that would result in a material breach of any of the representations and warranties or covenants set forth in the merger agreement;

  •
  the preparation of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part;

  •
  the taking of specified actions to facilitate completion of the merger, and the taking of additional actions after the effective time that are necessary or desirable to carry out the purposes of the merger agreement;

  •
  the obtaining of any consents or approvals necessary in order to complete the merger and the other transactions contemplated by the merger agreement;

  •
  Ask Jeeves' efforts to cause its affiliates to deliver to IAC the written agreements described above under "The Merger—Resale of IAC Common Stock";

  •
  notification to the other parties to the merger agreement of specified matters prior to completion of the merger;

  •
  the agreement not to take actions that would jeopardize qualification of the merger as a reorganization under U.S. tax laws, and to employ reasonable efforts to obtain tax opinions of counsel;

  •
  public announcements related to the merger and the other transactions contemplated by the merger agreement;

  •
  actions to exempt the acquisition and disposition of securities in connection with the merger under Rule 16b-3 of the Exchange Act; and

  •
  not declaring or paying dividends.

        IAC agreed that the spin-off will not jeopardize the status of the merger as a reorganization within the meaning of the Internal Revenue Code. IAC further agreed not to consummate the spin-off until after the merger becomes effective.

Conditions to the Merger

        The respective obligations of IAC and Ask Jeeves to effect the merger are subject to the satisfaction of or waiver by both IAC and Ask Jeeves of a number of customary conditions before completion of the merger, including all of the following:

  •
  Ask Jeeves' stockholders must approve the merger agreement by the required vote;

  •
  The shares of IAC common stock issuable to Ask Jeeves stockholders in the merger (including the shares of IAC common stock reserved for issuance upon exercise of converted Ask Jeeves stock options and Ask Jeeves warrants) must be authorized for quotation on the Nasdaq Stock Market (or other national exchange on which IAC common stock is then quoted or listed);

  •
  The waiting period (and any extension) applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, must have expired or been terminated;

  •
  The registration statement of which this proxy statement/prospectus forms a part must have become effective under the Securities Act, and no stop order suspending that effectiveness will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC;

  •
  No injunction prohibiting the consummation of the merger can be in effect. No statute, rule, regulation, order, injunction or decree can have been enacted, entered, promulgated or enforced by any governmental entity that prohibits, materially restricts or makes illegal consummation of the merger, and no governmental entity can have instituted any proceeding or be threatening to institute any proceeding seeking such an order, injunction or decree; and

  •
  Ask Jeeves and IAC will have received written opinions of Gibson, Dunn & Crutcher LLP and Wachtell, Lipton, Rosen & Katz, respectively, dated as of the closing date of the merger, to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

        The obligations of Ask Jeeves to effect the merger are subject to the satisfaction of or waiver by Ask Jeeves of a number of additional conditions, including all of the following:

  •
  The representations and warranties of IAC made in the merger agreement with respect to IAC's capitalization must be, as of the date of the merger agreement and as of the closing date, materially true;

  •
  The representations and warranties of IAC made in the merger agreement that are qualified by material adverse effect must be true as of the date of the agreement and as of the closing date (or, if the representations and warranties spoke as of another date, as of that other date);

  •
  All other representations and warranties of IAC made in the merger agreement and not qualified by material adverse effect must be true and correct as of the date of the merger agreement and as of the closing date (or, if the representations and warranties spoke as of another date, as of that other date), except where the failures of those representations and warranties to be true and correct would not, when taken together, have a material adverse effect on IAC; and

  •
  IAC will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time, and Ask Jeeves will have received certificates signed on behalf of IAC by an appropriate executive officer of IAC to that effect.

        The obligations of IAC to effect the merger are subject to the satisfaction of or waiver by IAC of a number of additional conditions, including all of the following:

  •
  The representations and warranties of Ask Jeeves made in the merger agreement with respect to Ask Jeeves' capitalization must be, as of the date of the merger agreement and as of the closing date, true and correct (other than for insubstantial numerical inaccuracies), except for representations and warranties that speak as of another date, in which case those representations and warranties must be true and correct (other than for insubstantial numerical inaccuracies) as of that other date;

  •
  The representations and warranties of Ask Jeeves made in the merger agreement that are qualified by material adverse effect must be true as of the date of the agreement and as of the closing date (or, if the representations and warranties spoke as of another date, as of that other date);

  •
  All other representations and warranties of Ask Jeeves made in the merger agreement and not qualified by material adverse effect must be true and correct as of the date of the merger agreement and as of the closing date (or, if the representations and warranties spoke as of another date, as of that other date), except where the failures of those representations and warranties to be true and correct would not, when taken together, have a material adverse effect on Ask Jeeves;

  •
  Ask Jeeves will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the effective time, and IAC will have received certificates signed on behalf of Ask Jeeves by an appropriate officer to that effect; and

  •
  Ask Jeeves will have obtained consents under certain agreements.

        The term "material adverse effect," as used in the merger agreement, refers, with respect to Ask Jeeves or IAC, as the case may be, to any condition, state of facts, change or effect that is or would reasonably be expected to be materially adverse to:

  •
  the business, assets, liabilities, operations, results of operations or financial condition, of such entity and its subsidiaries taken as a whole; or

  •
  the ability of such entity to timely consummate the transactions contemplated in the merger agreement.

        However, "material adverse effect" is not deemed to include the impact of any condition, fact, change or effect relating to or arising from:

  •
  the execution, announcement or consummation of the merger agreement and the transactions contemplated by the merger agreement, including any impact on relationships, contractual or otherwise, with partners (including joint venture partners, syndication partners and strategic partners), customers, suppliers or employees;

  •
  changes in economic or regulatory conditions in the industries in which Ask Jeeves or IAC carried on business as of the date of the merger agreement and changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, except to the extent such changes have a materially disproportionate effect on Ask Jeeves or IAC and their respective significant subsidiaries taken as a whole, as the case may be, relative to other participants in the industries in which Ask Jeeves or IAC carries on business as of such date; or

  •
  any changes or effects resulting from any matter that is expressly contemplated or permitted by the terms of the merger agreement, including any matter that is approved by IAC after the date of the merger agreement pursuant to the provisions of the merger agreement that relate to Ask Jeeves' interim operations.

Termination of the Merger Agreement; Effects of Termination; Termination Fee

        The merger agreement may be terminated at any time before the effective time as follows:

  •
  By the mutual written consent of IAC and Ask Jeeves.

  •
  By either IAC or Ask Jeeves if any governmental entity that must grant a regulatory approval described as a condition to closing under "—Conditions to the Merger" has denied approval of the merger and that denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement, provided that the terminating party has fulfilled its obligations under the merger agreement relating to regulatory matters.

  •
  By IAC or Ask Jeeves if the effective time has not occurred on or before September 21, 2005, unless the effective time has not occurred principally due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements in the merger agreement. However, if on September 21, 2005, each of the conditions to the merger has been fulfilled or is capable of being fulfilled, other than those relating to required regulatory approvals and/or the stockholder approval (as described in detail under "—Ask Jeeves Stockholder Approval"), then the date on which a party may terminate the merger agreement under this provision will be automatically extended to December 21, 2005.

    Ask Jeeves would also be required to pay to IAC a termination fee of $68.5 million if Ask Jeeves terminates the merger agreement under this provision, other than as a result of IAC's failure to proceed in a timely manner, and prior to the termination, an acquisition proposal (as described in detail under "—Acquisition Transactions") was disclosed publicly or to Ask Jeeves and within 12 months following Ask Jeeves' termination, Ask Jeeves, directly or indirectly, enters into an agreement for, or consummates, a transaction whereby the third party acquires more than 33% of Ask Jeeves' business, property or assets, or 33% of Ask Jeeves or its material subsidiaries' capital stock or voting power. The termination fee is payable immediately upon the earlier of entering into or consummating that transaction.

    Also, Ask Jeeves must pay to IAC a termination fee of $68.5 million if Ask Jeeves terminates the merger agreement under this provision and at the time of the termination, IAC would have been permitted to terminate the merger agreement because Ask Jeeves' board of directors had failed to recommend, had withdrawn or modified or amended in any respect materially adverse to IAC its approval or recommendation to its stockholders regarding the merger agreement, or recommended another acquisition proposal (as described in detail under "—Acquisition Transactions") or resolved to accept a superior proposal or failed to publicly affirm its approval or recommendation of the merger agreement within ten days of IAC's request made after any offer or proposal from a third party to acquire more than 33% of Ask Jeeves' business, property or assets, or 33% of Ask Jeeves or its material subsidiaries' capital stock or voting power, was disclosed to Ask Jeeves' stockholders generally. The termination fee is payable prior to termination.

  •
  By Ask Jeeves (unless Ask Jeeves is then in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement) if there has been a breach by IAC of its covenants or agreements or its representations or warranties set forth in the merger agreement that would permit Ask Jeeves not to close, which is not cured within 15 days following written notice by Ask Jeeves to IAC or which by its nature or timing cannot be cured prior to the closing date of the merger.

  IAC must pay all fees and expenses actually incurred by Ask Jeeves in connection with the merger agreement up to $3 million if Ask Jeeves terminates the merger agreement under this provision.

  •
  By IAC (unless IAC or AJI Acquisition Corp. is then in material breach of any of its representations, warranties, covenants or other agreements contained in the merger agreement) if there has been a breach by Ask Jeeves of its covenants or agreements or its representations or warranties set forth in the merger agreement that would permit IAC not to close and which is not cured within 15 days following written notice by IAC to Ask Jeeves, or which by its nature or timing cannot be cured prior to the closing date of the merger.

  If Ask Jeeves terminates the merger agreement pursuant to this provision, Ask Jeeves must pay all fees and expenses actually incurred by IAC in connection with the merger agreement, up to $3 million.

  Ask Jeeves would also be required to pay IAC a termination fee of $68.5 million if the agreement is terminated pursuant to this provision on the basis of a material breach of a covenant or agreement in the merger agreement by Ask Jeeves, if, prior to Ask Jeeves' breach, an acquisition proposal (as described in detail under "—Acquisition Transactions") was disclosed publicly or to Ask Jeeves, and, within 12 months of termination of the merger agreement, Ask Jeeves enters into an agreement for, or consummates, a transaction whereby a third party acquires more than 33% of Ask Jeeves' business, property or assets, or 33% of Ask Jeeves or its material subsidiaries' capital stock or voting power. The termination fee is payable immediately upon the earlier of the Company's entry into or consummation of the acquisition transaction.

  •
  By Ask Jeeves, if prior to receipt of the stockholder approval required by Delaware law of the merger agreement: (1) Ask Jeeves receives a superior proposal (as described in detail under "—Acquisition Transactions"), (2) Ask Jeeves has promptly notified IAC of its intention to terminate the merger agreement and has otherwise complied with its obligations described under "—Acquisition Transactions," (3) if requested in good faith by IAC within two business days after its receipt of notice of the superior proposal, Ask Jeeves has negotiated during the following three business days with IAC in good faith to determine with IAC whether adjustments in the terms and conditions of the merger agreement would enable Ask Jeeves to proceed with the merger on such adjusted terms, and notwithstanding such negotiations and adjustments, the board of directors of Ask Jeeves concludes, in its good faith judgment, that the transactions contemplated by the merger agreement on such terms as adjusted, are not at least as favorable to the stockholders of Ask Jeeves as the superior proposal, and (4) the board of directors of Ask Jeeves thereafter resolves to accept the superior proposal after having consulted with its independent outside legal counsel and determined in good faith that the failure to take such action would constitute a breach of the fiduciary duties of Ask Jeeves' board of directors under applicable law. If the Ask Jeeves board of directors concludes that IAC's proposal under clause (3) above is at least as favorable to the stockholders of Ask Jeeves as the superior proposal, the merger agreement will promptly be amended to reflect such terms, and Ask Jeeves will no longer have the right to terminate the merger agreement under this provision with respect to the original superior proposal.

  Termination of the merger agreement by Ask Jeeves under this provision will not be effective until Ask Jeeves has paid to IAC a termination fee of $68.5 million.

  •
  By IAC, if the board of directors of Ask Jeeves has failed to recommend, or has withdrawn, or modified or amended in any respect materially adverse to IAC, its approval or recommendation of the merger agreement or has resolved to take any such action, or has recommended another acquisition proposal (as described in detail under "—Acquisition Transactions") or if the board of directors of Ask Jeeves has resolved to accept a superior proposal (as described in detail under "—Acquisition Transactions") or has failed publicly to affirm its approval or recommendation of the merger agreement (or failed to publicly state that it cannot at such time make any recommendation pending completion of its analysis and discussions regarding the acquisition proposal consistent with Ask Jeeves' board of directors' fiduciary duties) within ten days of IAC's request made after any acquisition proposal has been disclosed to Ask Jeeves' stockholders generally.

  If IAC terminates the merger agreement under this provision, Ask Jeeves must pay to IAC a termination fee of $68.5 million within two business days of termination.

  •
  By IAC or Ask Jeeves, if the stockholders of Ask Jeeves fail to approve the merger agreement upon a vote held at a duly held meeting of stockholders called for that purpose.
  Ask Jeeves must pay to IAC a termination fee of $68.5 million if IAC or Ask Jeeves terminates the merger agreement under this provision and prior to the stockholder vote a proposal for an acquisition transaction (as described in detail under "—Acquisition Transactions") was disclosed publicly and Ask Jeeves enters into an agreement for, or consummates, a transaction within 12 months of termination whereby the third party acquires more than 33% of Ask Jeeves'

    business, property or assets, or 33% of Ask Jeeves or its material subsidiaries' capital stock or voting power. The termination fee is payable immediately upon the earlier of the Company's entry into or consummation of the acquisition transaction.

If a termination fee becomes payable by Ask Jeeves to IAC pursuant to the merger agreement, Ask Jeeves will also pay all fees and expenses actually incurred by IAC in connection with the merger agreement, up to $3 million.

Amendment; Extension; Waiver

  Amendment

        The merger agreement may be amended by the parties at any time before or after the Ask Jeeves stockholder approval by action taken by their respective boards of directors; however, after adoption of the merger agreement by Ask Jeeves' stockholders, no amendment may be made that changes the amount or the form of the consideration to be delivered to the holders of Ask Jeeves common stock other than as contemplated by the merger agreement, without the further approval of the Ask Jeeves stockholders.

  Extension; Waiver

        At any time prior to the effective time, IAC and Ask Jeeves may, in writing, (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (3) waive compliance with any of the agreements or conditions contained in the merger agreement. However, after approval of the merger agreement by Ask Jeeves' stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement which reduces the amount or changes the form of the consideration to be delivered to the holders of Ask Jeeves common stock under the merger agreement, other than as contemplated by the merger agreement. Any agreement on the part of IAC or Ask Jeeves to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party; however, such extension or waiver or the failure to insist on strict compliance with an obligation, covenant, agreement or condition under the merger agreement will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Fees and Expenses

        Except as set forth in "—Termination of the Merger Agreement; Effects of Termination," all costs and expenses incurred in connection with the merger agreement and the related transactions will be paid by the party incurring the expenses. However, the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC or in respect of HSR, in each case in connection with the merger, will be borne by IAC.

IAC/INTERACTIVECORP AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements give effect, in accordance with Article 11 of the Securities and Exchange Commission's Regulation S-X, to the following transactions:

  •
  the acquisition on April 1, 2005 of Cornerstone Brands, Inc. ("Cornerstone") by IAC;

  •
  the Ask Jeeves merger and IAC's buy back, through its previously authorized share repurchase programs, of 52.8 million shares, which represents approximately sixty percent of the number of fully diluted shares it will issue in the merger; and

  •
  the proposed Expedia spin-off.

        Pro forma financial information, which gives effect to the proposed spin-off, is being included in order to provide you with information about IAC if the spin-off is consummated. Ask Jeeves stockholders are not being asked to vote on the proposed spin-off, and, if the merger is consummated, there can be no assurance that IAC stockholders will approve the spin-off or that the spin-off will be consummated. Accordingly, Ask Jeeves stockholders are urged to review the pro forma financial information set forth below which reflects the combination of IAC and Ask Jeeves, both before and after giving effect to the proposed spin-off.

        The Cornerstone acquisition and the Ask Jeeves merger will be accounted for under the purchase method of accounting. As a result of the Expedia spin-off, the operations of Expedia will be accounted for as a discontinued operation as defined under Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

        On April 1, 2005, IAC completed its acquisition of Cornerstone for approximately $704 million in cash.

        On March 21, 2005, IAC and Ask Jeeves entered into an agreement under which IAC will acquire Ask Jeeves through the merger of a wholly-owned subsidiary of IAC with and into Ask Jeeves. Under the terms of the agreement, IAC will issue 1.2668 shares (before giving effect to the IAC one-for-two reverse stock split that is contemplated in connection with the spin-off) of IAC common stock for each share of Ask Jeeves common stock in a tax free transaction. On March 28, 2005, IAC announced its intention to buy back, through its previously authorized share repurchase programs, at least sixty percent of the number of fully diluted shares it will issue in connection with the Ask Jeeves merger, thus effectively offsetting a substantial portion of the dilution from the transaction. The buy back of the 52.8 million shares pursuant to this announcement was completed in May 2005.

        In December 2004, the Board of Directors of IAC approved a plan to separate IAC into two publicly traded companies:

  •
  Expedia, which will consist of the domestic and international operations associated with Expedia.com, Hotels.com, Hotwire, TravelNow.com, Activity World, HotelDiscount.com, Condosaver.com, AllLuxuryHotels.com, Anyway.com, eLong, Expedia Corporate Travel, Classic Custom Vacations, and TripAdvisor; and

  •
  IAC, which will consist of the rest of IAC's businesses, including its Ticketing business, including Ticketmaster, ReserveAmerica, TicketWeb and MuseumTix.com; Electronic Retailing business, including HSN, HSN.com, HSE 24, America's Store, and Improvements; Financial Services and Real Estate, including LendingTree, RealEstate.com, GetSmart, iNest, and Domania; Local and Media Services, including Citysearch, ServiceMagic, Entertainment Publications, and Evite; Personals, including Match.com and uDate; Teleservices, including Precision Response Corporation, Access Direct, and Hancock Information Group; Interval International; and TV

    Travel Shop. In addition, IAC will include Cornerstone and Ask Jeeves, subject (in the case of Ask Jeeves) to the closing of that transaction.

        For purposes of these unaudited pro forma condensed combined financial statements, the Cornerstone acquisition, the Ask Jeeves merger, the buy back of IAC shares and the Expedia spin-off are all assumed to have occurred as of January 1, 2004 with respect to the unaudited pro forma condensed combined statements of operations and as of March 31, 2005 with respect to the unaudited pro forma condensed combined balance sheet.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 has been derived from:

  •
  the audited historical consolidated statement of operations of IAC for the year ended December 31, 2004;

  •
  the unaudited historical consolidated statement of operations of Cornerstone for the year ended January 29, 2005;

  •
  the audited historical consolidated statement of operations of Ask Jeeves for the year ended December 31, 2004; and

  •
  the audited historical combined statement of operations of Expedia for the year ended December 31, 2004.

        The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2005 has been derived from:

  •
  the unaudited historical consolidated statement of operations of IAC for the three months ended March 31, 2005;

  •
  the unaudited historical consolidated statement of operations of Cornerstone for the three months ended April 30, 2005;

  •
  the unaudited historical consolidated statement of operations of Ask Jeeves for the three months ended March 31, 2005; and

  •
  the unaudited historical combined statement of operations of Expedia for the three months ended March 31, 2005.

        The unaudited pro forma condensed combined balance sheet as of March 31, 2005 has been derived from:

  •
  the unaudited historical consolidated balance sheet of IAC as of March 31, 2005;

  •
  the unaudited historical consolidated balance sheet of Cornerstone as of March 31, 2005;

  •
  the unaudited historical consolidated balance sheet of Ask Jeeves as of March 31, 2005; and

  •
  the unaudited historical combined balance sheet of Expedia as of March 31, 2005.

        Because these unaudited pro forma condensed combined financial statements have been prepared based upon preliminary estimates of fair values related to the Cornerstone acquisition and the Ask Jeeves merger, the actual amounts recorded as of the completion of the Cornerstone acquisition and the Ask Jeeves merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements. The total estimated purchase prices of the Cornerstone acquisition and the Ask Jeeves merger have been allocated on a preliminary basis to assets acquired and liabilities assumed based upon management's best estimates of fair value with the excess cost over net tangible and intangible assets acquired being allocated to goodwill. Management retained the services of a third party to assist in the preliminary valuation of the intangible assets acquired.

These allocations are subject to change pending a final analysis of the total purchase cost and the fair value of the assets acquired and liabilities assumed. The timing of completion of the Ask Jeeves merger, as well as the impact of integration activities, changes in purchase accounting allocations for both the Cornerstone acquisition and the Ask Jeeves merger and the timing of the Expedia spin-off could all cause material differences from the information presented.

        The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Cornerstone acquisition and the Ask Jeeves merger, the buy back of IAC shares and the Expedia spin-off had occurred as of January 1, 2004, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus. The pro forma information should be read in conjunction with the accompanying notes thereto, with IAC's and Ask Jeeves' historical financial statements and related notes thereto, incorporated by reference in this proxy statement/prospectus, and Expedia's historical financial statements and related notes thereto, included in Appendix E.

IAC/INTERACTIVECORP AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	IAC Condensed March 31, 2005	Cornerstone Condensed March 31, 2005	Cornerstone Acquisition Pro Forma Adjustments	Notes	Subtotal	Ask Jeeves Condensed March 31, 2005	Ask Jeeves Acquisition Pro Forma Adjustments	Notes	Subtotal	Expedia Condensed March 31, 2005	Spin-Off Pro Forma Adjustments	Notes	Total Pro Forma Condensed March 31, 2005
	(Dollars in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,951,465	$1,747	$(705,868)	(1)	$1,210,468	$64,777	$(6,000)	(13)	$1,269,245	$308,911	$91,000	(26)	$1,051,334
			(36,876)	(2)
Marketable securities	2,169,064	—	—		2,169,064	45,102	(1,172,654)	(12)	1,041,512	—	(657,541)	(25)	383,971
Receivables from IAC and subsidiaries	—	—	—		—	—	—		—	2,214,889	2,214,889	(26)	—
Other current assets	1,954,042	139,212	43,838	(1)	2,137,092	66,532	34,320	(13)	2,237,944	335,032	—		1,902,912

Total current assets	6,074,571	140,959	(698,906)		5,516,624	176,411	(1,144,334)		4,548,701	2,858,832	1,648,348		3,338,217
Property, plant and equipment, net	507,162	23,794	—		530,956	33,751	—		564,707	84,890	—		479,817
Goodwill	11,267,079	88,857	368,333	(1)	11,724,269	264,898	1,117,097	(13)	13,106,264	5,846,107	(59,089)	(26)	7,201,068
Intangible assets, net	2,301,846	13,144	312,956	(1)	2,627,946	90,824	480,076	(13)	3,198,846	1,282,748	—		1,916,098
Long-term investments and other non-current assets	1,646,184	290	—		1,646,474	5,604	—		1,652,078	34,864	95,164	(26)	1,712,378
Preferred interest exchangeable for common stock	1,428,530	—	—		1,428,530	—	—		1,428,530	—	717,200	(27)	2,145,730

TOTAL ASSETS	$23,225,372	$267,044	$(17,617)		$23,474,799	$571,488	$452,839		$24,499,126	$10,107,441	$2,401,623		$16,793,308

IAC/INTERACTIVECORP AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (Continued)

	IAC Condensed March 31, 2005	Cornerstone Condensed March 31, 2005	Cornerstone Acquisition Pro Forma Adjustments	Notes	Subtotal	Ask Jeeves Condensed March 31, 2005	Ask Jeeves Acquisition Pro Forma Adjustments	Notes	Subtotal	Expedia Condensed March 31, 2005	Spin-off Pro Forma Adjustments	Notes	Total Pro Forma Condensed March 31, 2005
	(Dollars in thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of long-term obligations and short-term borrowings	$723,651	$36,876	$(36,876)	(2)	$723,651	$661	$—		$724,312	$—	$—		$724,312
Other current liabilities	2,905,815	103,643	—		3,009,458	56,879	(582)	(13)	2,960,783	1,425,267	(1,632)	(25)	1,533,884
							(104,972)	(12)

Total current liabilities	3,629,466	140,519	(36,876)		3,733,109	57,540	(105,554)		3,685,095	1,425,267	(1,632)		2,258,196
Long-term obligations, net of current maturities	785,522	—	—		785,522	115,326	79,100	(13)	979,948	—	—		979,948
Other long-term liabilities	152,488	8,816	—		161,304	326	—		161,630	49,501	—		112,129
Derivative related to preferred interest exchangeable for common stock	—	—	—		—	—	—		—	—	717,200	(27)	717,200
Deferred income taxes	2,551,620	3,986	123,392	(1)	2,678,998	—	193,502	(13)	2,872,500	344,060	—		2,528,440
Common stock exchangeable for preferred interest	1,428,530	—	—		1,428,530	—	—		1,428,530	—	(714,265)	(27)	714,265
Minority interest	84,486	—	—		84,486	—	—		84,486	74,699	—		9,787
SHAREHOLDERS' EQUITY
Invested capital	—	—	—		—	—	—		—	8,215,540	5,968,740	(26)	—
											91,000	(26)
											2,214,889	(26)
											(59,089)	(26)
Preferred stock	131	—	—		131	—	—		131	—	(131)	(25)	—
Series 1 Mandatory Exchangeable Preferred Stock	—	—	—		—	—	—		—	—	4	(24)	—
											(1)	(24)
											(3)	(26)
Series 2 Mandatory Exchangeable Preferred Stock	—	—	—		—	—	—		—	—	—	(24)	—
											—	(26)
Common stock $.01 par value	6,999	309	(309)	(1)	6,999	997,295	(997,295)	(13)	7,746	—	(3,873)	(23)	—
							747	(13)			(3,873)	(24)
Class B common stock $.01 par value	646	—	—		646	—	—		646	—	(323)	(23)	—
											(323)	(24)
Common stock $.001 par value	—	—	—		—	—	—		—	—	387	(24)	387
Class B common stock $.001 par value	—	—	—		—	—	—		—	—	32	(24)	32
Additional paid-in capital	14,131,903	144,616	(144,616)	(1)	14,141,493	(3,392)	3,392	(13)	15,892,515		3,773	(24)	12,583,107
			9,590	(1)			1,751,022	(13)			(655,778)	(25)
											(3,375,864)	(26)
											4,196	(23)
											714,265	(27)
Retained earnings (accumulated deficit)	2,497,709	(23,610)	23,610	(1)	2,497,709	(599,384)	599,384	(13)	2,497,709	—	(2,497,709)	(26)	—
Accumulated other comprehensive income	40,034	—	—		40,034	3,777	(3,777)	(13)	40,034	(1,626)	—	—	41,660
Treasury stock	(2,079,164)	(7,592)	7,592	(1)	(2,079,164)	—	(1,067,682)	(12)	(3,146,846)	—	1	(24)	(3,146,845)
Note receivable from key executive for common stock issuance	(4,998)	—	—		(4,998)	—	—		(4,998)	—	—		(4,998)

Total shareholders' equity	14,593,260	113,723	(104,133)		14,602,850	398,296	285,791		15,286,937	8,213,914	2,400,320		9,473,343

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$23,225,372	$267,044	$(17,617)		$23,474,799	$571,488	$452,839		$24,499,126	$10,107,441	$2,401,623		$16,793,308

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2005

	IAC Condensed Three Months March 31, 2005	Cornerstone Condensed Three Months Ended April 30, 2005	Cornerstone Acquisition Pro Forma Adjustments	Notes	Subtotal	Ask Jeeves Condensed Three Months Ended March 31, 2005	Ask Jeeves Merger Pro Forma Adjustments	Notes	Subtotal	Expedia Condensed Three Months Ended March 31, 2005	Spin-off Pro Forma Adjustments	Notes	Total Pro Forma Condensed Three Months Ended March 31, 2005
	(Dollars in thousands, except per share amounts)
Service revenue	$1,020,395	$—	$—		$1,020,395	$94,861	$—		$1,115,256	$485,046	$5,761	(28)	$635,971
Product sales	626,702	177,217	—		803,919	—	—		803,919	—	—		803,919

Net revenue	1,647,097	177,217	—		1,824,314	94,861	—		1,919,175	485,046	5,761		1,439,890
Cost of sales-service revenue	366,526	—	—		366,526	29,709	(88)	(17)	392,423	106,655	4,798	(28)	290,566
							(3,724)	(19)
Cost of sales-product sales	382,828	95,640	—		478,468	—	—		478,468	—	—		478,468

Gross profit	897,743	81,577	—		979,320	65,152	3,812		1,048,284	378,391	963		670,856
Selling and marketing expense	339,284	49,656	—		388,940	26,256	(150)	(17)	415,046	167,145	963	(28)	248,864
General and administrative expense	216,066	21,444	—		237,510	17,593	(93)	(17)	254,356	66,032	145	(32)	188,469
							(654)	(19)
Other operating expense	27,542	—	—		27,542	—	—		27,542	—	—		27,542
Amortization of cable distribution fees	16,726	—	—		16,726	—	—		16,726	—	—		16,726
Amortization of non-cash distribution and marketing expense	432	—	—		432	—	—		432	432	—		—
Amortization of non-cash compensation expense	50,529	—	1,437	(5)	51,966	—	2,998	(16)	54,964	38,300	3,789	(29)	20,453
Amortization of intangibles	74,376	180	4,400	(7)	78,776	3,329	17,402	(18)	96,178	31,665	—		64,513
			(180)	(8)			(3,329)	(19)			—
Depreciation expense	45,150	1,674	—		46,824	—	—		46,824	8,492	—		38,332

Operating income (loss)	127,638	8,623	(5,657)		130,604	17,974	(12,362)		136,216	66,325	(3,934)		65,957
Other income (expense):
Interest income	54,013	—	(5,571)	(3)	48,442	347	(8,795)	(15)	39,994	9,799	(4,931)	(30)	27,603
											2,339	(31)
Interest expense	(21,663)	(1,265)	1,265	(4)	(21,663)	(47)	(1,224)	(20)	(22,934)	—	—		(22,934)
Equity in the income of unconsolidated affiliates and other	(16,246)	103	—		(16,143)	396	—		(15,747)	1,034	—		(16,781)

Total other income (expense), net	16,104	(1,162)	(4,306)		10,636	696	(10,019)		1,313	10,833	(2,592)		(12,112)

Earnings from continuing operations before income taxes and minority interest	143,742	7,461	(9,963)		141,240	18,670	(22,381)		137,529	77,158	(6,526)		53,845
Income tax expense	(73,967)	(3,002)	976	(9)	(72,991)	(529)	1,447	(21)	(71,544)	(29,385)	2,545	(33)	(39,614)
			3,002	(10)			529	(22)
Minority interest in income of consolidated subsidiaries	(351)				(351)	—	—		(351)	256	—		(607)

Earnings (loss) from continuing operations	$69,424	$4,459	$(5,985)		$67,898	$18,141	$(20,405)		$65,634	$48,029	$(3,981)		$13,624

Earnings per share:(34)
Basic earnings per share from continuing operations	$0.09				$0.09				$0.09				$0.02
Diluted earnings per share from continuing operations	$0.09				$0.09				$0.08				$0.02
Earnings per share adjusted for one-for-two reverse stock split:(35)
Basic earnings per share from continuing operations	$0.19				$0.19				$0.17				$0.04
Diluted earnings per share from continuing operations	$0.18				$0.18				$0.16				$0.04

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

	IAC Condensed Year Ended December 31, 2004	Cornerstone Condensed Year Ended January 29, 2005	Cornerstone Acquisition Pro Forma Adjustments	Notes	Subtotal	Ask Jeeves Condensed Year Ended December 31, 2004	Ask Jeeves Merger Pro Forma Adjustments	Notes	Subtotal	Expedia Condensed Year Ended December 31, 2004	Spin-off Pro Forma Adjustments	Notes	Total ProForma Condensed Year Ended December 31, 2004
	(In thousands, except per share amounts)
Service revenue	$3,595,898	$—	$—		$3,595,898	$261,327	$(582)	(14)	$3,856,643	$1,843,013	$18,840	(28)	$2,032,470
Product sales	2,469,151	725,295	—		3,194,446	—	—		3,194,446	—	—		3,194,446

Net revenue	6,065,049	725,295	—		6,790,344	261,327	(582)		7,051,089	1,843,013	18,840		5,226,916
Cost of sales-service revenue	1,331,173	—	—		1,331,173	76,153	(264)	(17)	1,398,078	412,701	9,659	(28)	995,036
							(8,984)	(19)
Cost of sales-product sales	1,487,618	397,167	3,434	(6)	1,888,219	—	—		1,888,219	—	—		1,888,219

Gross profit	3,246,258	328,128	(3,434)		3,570,952	185,174	8,666		3,764,792	1,430,312	9,181		2,343,661
Selling and marketing expense	1,194,797	225,200	—		1,419,997	69,047	(449)	(17)	1,488,595	608,618	3,972	(28)	883,949
General and administrative expense	721,561	39,783	—		761,344	51,456	(421)	(17)	812,355	236,439	5,209	(28)	583,002
							(24)	(19)			1,877	(32)
Other operating expense	89,953	—	—		89,953	—	—		89,953	—	—		89,953
Amortization of cable distribution fees	69,232	—	—		69,232	—	—		69,232	—	—		69,232
Amortization of non-cash distribution and marketing expense	18,030	—	—		18,030	—	—		18,030	16,728	—		1,302
Amortization of non-cash compensation expense	241,726	—	6,346	(5)	248,072	—	13,390	(16)	261,462	171,400	38,099	(29)	128,161
Amortization of intangibles	347,457	420	14,000	(7)	361,457	8,663	74,008	(18)	435,465	125,091	—		310,374
			(420)	(8)			(8,663)	(19)
Depreciation expense	177,688	6,837	—		184,525	—	—		184,525	31,563	—		152,962
Goodwill impairment	184,780	—	—		184,780	—	—		184,780	—	—		184,780

Operating income (loss)	201,034	55,888	(23,360)		233,562	56,008	(69,175)		220,395	240,473	(39,976)		(60,054)
Other income (expense):
Interest income	191,116	20	(14,855)	(3)	176,281	1,098	(23,453)	(15)	153,926	38,775	(13,151)	(30)	111,314
											9,314	(31)
Interest expense	(81,745)	(4,365)	4,365	(4)	(81,745)	(173)	(4,676)	(20)	(86,594)	(453)	—		(86,141)
Equity in the income of unconsolidated affiliates and other	41,470	1,430	—		42,900	191	—		43,091	(9,252)	—		52,343

Total other income (expense), net	150,841	(2,915)	(10,490)		137,436	1,116	(28,129)		110,423	29,070	(3,837)		77,516

Earnings from continuing operations before income taxes and minority interest	351,875	52,973	(33,850)		370,998	57,124	(97,304)		330,818	269,543	(43,813)		17,462
Income tax expense	(173,350)	(16,585)	(7,458)	(9)	(180,808)	(4,679)	15,670	(21)	(165,138)	(106,371)	17,087	(33)	(41,680)
			16,585	(10)			4,679	(22)
Minority interest in income of consolidated subsidiaries	(2,859)	(1,062)	1,062	(11)	(2,859)	—	—		(2,859)	301	—		(3,160)

Earnings (loss) from continuing operations	$175,666	$35,326	$(23,661)		$187,331	$52,445	$(76,955)		$162,821	$163,473	$(26,726)		$(27,378)

Earnings (loss) per share: (36)
Basic earnings (loss) per share from continuing operations	$0.23				$0.25				$0.21				$(0.04)
Diluted earnings (loss) per share from continuing operations	$0.22				$0.23				$0.20				$(0.04)
Earnings (loss) per share adjusted for one-for-two reverse stock split: (37)
Basic earnings (loss) per share from continuing operations	$0.47				$0.50				$0.42				$(0.08)
Diluted earnings (loss) per share from continuing operations	$0.44				$0.47				$0.39				$(0.08)

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

IAC/INTERACTIVECORP AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Adjustments related to the Cornerstone acquisition:

(1)
To reflect the acquisition of Cornerstone by IAC. The transaction closed on April 1, 2005 and is being reflected in the unaudited pro forma condensed combined balance sheet as if it had occurred on March 31, 2005.

        The total consideration paid for the acquisition of Cornerstone is as follows:

Purchase price	$703,868
Estimated transaction costs	2,000

Subtotal cash paid	705,868
Estimated fair value of options issued in connection with the acquisition	25,483
Less: estimated fair value of unvested options recorded as unearned compensation	(15,893)

Total estimated purchase price	715,458
Net assets acquired	113,723

Excess purchase price over net tangible assets acquired to be allocated to fair value of assets acquired and liabilities assumed	$601,735

Allocation of purchase price in excess of net assets acquired:

Inventory	$3,434
Current deferred tax asset	40,404
Definite-lived intangibles	34,656
Indefinite-lived intangibles	278,300
Goodwill	368,333
Deferred income taxes	(123,392)

Total	$601,735

(2)
To reflect the repayment of outstanding borrowings under Cornerstone's lines of credit subsequent to the acquisition of Cornerstone by IAC.

(3)
To reflect the reduction in interest income earned by IAC on the cash paid to acquire Cornerstone of $703,868, related estimated transaction costs of $2,000 and the repayment of Cornerstone outstanding borrowings.

(4)
To reflect the elimination of the interest expense incurred by Cornerstone related to its indebtedness, which was repaid by IAC subsequent to its acquisition of Cornerstone.

(5)
To reflect the non-cash compensation expense associated with unvested stock options assumed by IAC in the Cornerstone acquisition and other stock-based compensation issued by IAC in connection with the transaction. This expense is being amortized based upon the vesting schedules of the underlying awards.

(6)
To reflect the additional expense associated with the preliminary valuation of Cornerstone's inventory in connection with its acquisition by IAC.

(7)
To reflect the amortization expense associated with the preliminary valuation of the definite-lived intangible assets acquired by IAC in connection with its acquisition of Cornerstone. This expense is being amortized on a straight-line basis based upon the assets' estimated useful lives. The average useful lives range from 2.5 to 3.5 years.

(8)
To reflect the elimination of the historical amortization expense associated with the definite-lived intangible assets of Cornerstone.

(9)
To reflect Cornerstone's income tax provision as if Cornerstone had been a member of IAC's consolidated group with effect from January 1, 2004, including the impact of the pro forma adjustments at an assumed effective rate of 39.0%.

(10)
To reflect the elimination of the historical income tax provision of Cornerstone.

(11)
To reflect the elimination of the historical minority interest of Cornerstone for the year ended January 29, 2005.

Adjustments related to Ask Jeeves merger:

(12)
To reflect IAC's buy back, through its previously authorized share repurchase programs, of 52.8 million shares, which represents approximately sixty percent of the number of fully diluted shares it will issue in the Ask Jeeves merger (all amounts presented before giving effect to the one-for-two reverse stock split that has been proposed in connection with the spin-off):

	Shares	Value
Shares repurchased in first quarter 2005	4,800	$104,972
Shares repurchased in second quarter 2005	48,000	1,067,682

Total	52,800	$1,172,654

(13)
To reflect the proposed merger of Ask Jeeves with IAC as if the transaction occurred on March 31, 2005. As a result of the merger, Ask Jeeves shareholders will be entitled to receive 1.2668 shares (before giving effect to the one-for-two reverse stock split that has been proposed in connection with the spin-off) of IAC common stock in exchange for each share of Ask Jeeves common stock.

        The value of the IAC common stock issued, $21.988 (before giving effect to the one-for-two reverse stock split that has been proposed in connection with the spin-off) per share, was determined based on the average market price of IAC's shares over the five day period two days before, the day of and two days after March 21, 2005, the date the terms of the acquisition were agreed to and announced.

        The total estimated purchase cost for Ask Jeeves consists of the following:

IAC common stock to be issued to shareholders	$1,642,717
Estimated fair value of vested and unvested options and restricted stock to be issued	144,858
Estimated transaction costs	6,000
Less: estimated fair value of unvested options and restricted stock recorded as unearned compensation	(35,806)

Total estimated purchase cost	1,757,769
Net assets acquired	398,296

Excess purchase cost over net tangible assets acquired to be allocated to fair value of assets acquired and liabilities assumed	$1,359,473

Allocation of purchase cost in excess of net assets acquired:

Current deferred tax asset	$34,320
Definite-lived intangibles	245,576
Indefinite-lived intangibles	234,500
Goodwill	1,117,097
Deferred revenue	582
Convertible subordinated notes	(79,100)
Deferred income taxes	(193,502)

Total	$1,359,473

  The fair value of the convertible subordinated notes has been estimated as of April 1, 2005. The total estimated fair value of $194.1 million consists of the estimated fair value of the debt component of $99.5 million and the estimated fair value of the equity component of the convertibility option of the notes. The debt will be accreted to its face amount by recording interest expense at an annual interest rate of 4.7%. In the event that the proposed spin-off is completed, the holders of the convertible subordinated notes will be entitled to receive 4.3 million shares of IAC common stock and 4.3 million shares of Expedia common stock upon conversion. Expedia has agreed to contractually assume the liability to issue the shares pursuant to a possible conversion of these notes. The spin-off, including Expedia's contractual obligation to issue its shares upon conversion, will result in accounting treatment that treats the shares of Expedia common stock issuable upon conversion as a series of derivatives as more fully described in Note (26) below.

(14)
To reflect the impact of the adjustment to the preliminary valuation of deferred revenue.

(15)
To reflect the reduction in interest income earned by IAC on the cash used in IAC's buy back, through its previously authorized share repurchase programs, of 52.8 million shares, which represents approximately sixty percent of the number of fully diluted shares it will issue in the merger. See Note (12) above.

(16)
To reflect the non-cash compensation expense associated with unvested stock options assumed by IAC in the merger. This expense is being amortized based upon the vesting schedules of the underlying awards.

(17)
To reflect the elimination of the historical stock-based compensation expense related to Ask Jeeves' stock-based compensation awards.

(18)
To reflect amortization expense associated with the preliminary valuation of the definite-lived intangible assets acquired by IAC in connection with the merger. This expense is amortized on a straight-line basis based upon the assets' estimated useful lives. The average estimated useful lives range from 1 to 6 years.

(19)
To reflect the elimination of the historical amortization expense associated with the definite-lived intangible assets of Ask Jeeves.

(20)
To reflect the interest expense on the zero coupon convertible subordinated notes assumed in the acquisition. Interest is calculated at an assumed annual rate of 4.7%.

(21)
To reflect the Ask Jeeves' income tax provision as if it had been a member of IAC's consolidated group with effect from January 1, 2004, including the impact of the pro forma adjustments described above at an assumed effective rate of 39.0%.

(22)
To reflect the elimination of the historical income tax provision of Ask Jeeves.

        One-time expenses incurred by Ask Jeeves related to the merger are expected to total $15.1 million, pre-tax. Since these expenses are non-recurring, they have not been included as a pro forma adjustment.

Adjustments related to the spin-off:

(23)
To reflect the one-for-two reverse stock split effected as follows:

Par value of shares of common stock outstanding before the split:
IAC common stock	$7,746
IAC Class B common stock	646

Total	$8,392

Reduction for one-for-two reverse stock split (50% of above values):
IAC common stock	$3,873
IAC Class B common stock	323

Total increase to additional paid-in capital	$4,196

(24)
To reflect the changes in IAC's shareholders' equity to effect the spin-off. These changes include the reclassification of (i) each share of IAC $0.01 par value common stock into one share of IAC $0.001 par value common stock and 1/100 of a share of IAC Series 1 Mandatory Exchangeable Preferred Stock that will automatically exchange into one share of Expedia $0.001 par value common stock immediately following the reclassification and (ii) each share of IAC $0.01 par value Class B common stock into one share of IAC $0.001 par value Class B common stock and 1/100 of a share of IAC Series 2 Mandatory Exchangeable Preferred Stock that will automatically exchange into one share of Expedia $0.001 par value Class B common stock immediately following the reclassification. The approximately 59 million shares (after giving effect to the one-for-two reverse stock split) of IAC Series 1 Mandatory Exchangeable Preferred Stock that would be issued in respect of IAC common stock held as treasury stock are assumed to be retired prior to their exchange into Expedia shares. IAC will have no ownership interest in Expedia after the spin-off. These changes are effected as follows:

Reclassification of existing equity:
IAC common stock $.01 par value	$3,873
IAC Class B common stock $.01 par value	323

Subtotal	4,196

Establish new equity:
Series 1 Mandatory Exchangeable Preferred Stock	4
Retirement of Series 1 Mandatory Exchangeable Preferred Stock representing shares held in treasury	(1)
Series 2 Mandatory Exchangeable Preferred Stock (rounds to less than $1)	—
IAC common stock $.001 par value	387
IAC Class B common stock $.001 par value	32
Reduction in treasury stock	1

Total increase to additional paid-in capital	$3,773

(25)
To reflect the assumed redemption of the IAC Series A preferred stock plus accrued and unpaid dividends at the time of the spin-off effected as follows:

Number of shares of IAC Series A preferred stock	13,118
Redemption value per share	$50.00

Redemption value of IAC Series A preferred stock	$655,909
Accrued and unpaid dividends	1,632

Assumed payment through liquidation of marketable securities	$657,541

Reduction to current liabilities to reflect payment of accrued and unpaid dividends	$1,632
Par value of IAC Series A preferred stock	131
Additional paid-in capital related to IAC Series A preferred stock	655,778

Total	$657,541

  In connection with the spin-off, each share of IAC Series A preferred stock will represent the right to receive, at the holder's election: (1) $50.00 in cash per share, plus accrued and unpaid dividends, (2) the IAC common stock and Expedia common stock that a holder of IAC Series A preferred stock would have received had the holder converted its Series A preferred stock into IAC common stock immediately prior to the spin-off or (3) one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off and the one-for-two reverse stock split.

          The treatment of holders who have not made an affirmative election by the established deadline will depend on the elections of other holders. If holders of more than 50% of the outstanding shares elect to have their shares redeemed for cash, then non-electing holders will be deemed to have elected to receive cash. If holders of more than 50% of the outstanding shares do not elect to have their shares redeemed for cash, then non-electing holders will be deemed to have elected to receive one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock.

          If holders of less than 85% of the outstanding shares of IAC Series A preferred stock elect to have their shares redeemed for cash, then IAC will reimburse Expedia an amount in cash equal to the redemption price per share of Expedia Series A preferred stock for each share of Expedia Series A preferred stock that Expedia redeems following the spin-off. In such case, IAC would establish a liability in its accounting for the spin-off for the fair value of the liability associated with its obligation to settle this amount. This liability would be maintained at fair value each reporting period with any changes in value being recorded in the IAC statement of operations. In the event the holders of the Expedia Series A preferred stock convert their shares into shares of Expedia common stock rather than causing Expedia to redeem their shares, IAC's obligation under the indemnification would cease with respect to such converted shares.

(26)
To reflect the transfer to Expedia by IAC of the net assets comprising the Expedia businesses after giving effect to the terms related to its spin-off and separation from IAC and the accounting treatment related thereto as follows:

Expedia invested equity	$8,215,540
Decrease to Expedia's cash and cash equivalents pursuant to the terms of the spin-off	(91,000)
Reclassify the Expedia receivable from IAC and subsidiaries which will be extinguished in connection with the spin-off	(2,214,889)
Adjustment to the IAC Travel reporting unit goodwill that will be required to effect the spin-off. The net adjustment reflects removal of the goodwill for Interval International and TV Travel Shop at fair value pursuant to SFAS 144	59,089

Total	$5,968,740

Establish the asset related to Expedia's obligation to issue 4.3 million shares of Expedia common stock after the spin-off pursuant to the conversion of the Ask Jeeves subordinated convertible debentures	$95,164
Reclassification of Series 1 Mandatory Exchangeable Preferred Stock	3
Reduction to additional paid-in capital to effect the distribution of Expedia's net assets	3,375,864
Reduction to retained earnings to effect the distribution of Expedia's net assets	2,497,709

Total	$5,968,740

  The obligation of IAC to issue shares of both IAC and Expedia common stock upon conversion of the Ask Jeeves subordinated convertible notes represents a derivative in IAC's consolidated financial statements because it is not denominated solely in shares of IAC common stock. The contractual obligation of Expedia to issue shares of Expedia common stock to IAC to permit IAC to satisfy its obligation to deliver shares of Expedia common stock to the holders of the Ask Jeeves subordinated convertible notes also represents a derivative in IAC's consolidated financial statements. Both of these derivatives will be maintained at fair value each reporting period after the spin-off with any changes in value reflected in the statement of operations.

  In connection with prior transactions, including, among others, the acquisition of Ticketmaster, Hotels.com, Expedia.com and Hotwire.com, IAC assumed a number of warrants that were adjusted to become exerciseable for shares of IAC common stock. Following the spin-off, IAC will remain the contractually obligated party with respect to these warrants and each warrant will represent the right to receive upon exercise by the holders thereof that number of shares of IAC common stock and Expedia common stock that the warrant holder would have received had the holder exercised the warrant immediately prior to the spin-off. Under the separation agreement, Expedia will contractually assume the obligation to deliver shares of Expedia common stock to these warrant holders upon exercise.

  This obligation of IAC to issue shares of both IAC and Expedia common stock upon exercise of these warrants will create a liability in the form of a derivative in IAC's consolidated financial statements that will be maintained at fair value each reporting period after the spin-off with any changes in value reflected in the statement of operations. The contractual obligation of Expedia to issue shares of Expedia common stock in satisfaction of IAC's obligation to issue such shares will also create a derivative in IAC's consolidated financial statements. Neither the derivative liability nor the derivative asset has been reflected in these pro forma financial statements.

(27)
To reflect the impact of the spin-off on the treatment of the investment that IAC holds in the VUE Preferred B interests. In 2022, when the investment is callable and puttable, the face amount of this investment of approximately $2.3 billion may be settled at the option of Universal in either a maximum number of the 56.6 million (before giving effect to the one-for-two reverse stock split) IAC common shares (43.2 million shares of IAC common stock and 13.4 million shares of IAC Class B common stock) that it holds or a combination of the shares it holds and cash equal to the fair market value of the shares it does not deliver. To the extent that Universal elects to settle in cash and stock, it must include the Class B common stock it holds in any such settlement.

        To the extent that the value of IAC's common stock is less than $40.82 per share (before giving effect to the one-for-two reverse stock split), Universal can settle its obligation for less than the face amount of $2.3 billion.

        The amount of shares required to settle the obligation is subject to reduction to the extent the value of IAC's common stock is greater than $40.82 per share (before giving effect to the one-for-two reverse stock split). After the one-for-two reverse stock split and the spin-off, Universal can settle the $2.3 billion obligation for the 28.3 million IAC common shares (21.6 million shares of IAC common stock and 6.7 million shares of IAC Class B common stock) and the 28.3 million Expedia common shares (21.6 million shares of Expedia common stock and 6.7 million shares of Expedia Class B common stock) it holds or by a combination of cash and shares.

        In the event that Universal elects to settle in cash and shares, it must include the 6.7 million shares of IAC Class B common stock and the 6.7 million shares of Expedia Class B common stock in the settlement.

        To the extent that the combined price of Expedia and IAC's common shares after the one-for-two reverse stock split and the spin-off is greater than $81.64, the number of shares that Universal would need to settle its obligation would be reduced to less than the 28.3 million IAC common shares and 28.3 million Expedia common shares.

        The right of Universal to fully settle the redemption obligation by putting the maximum number of IAC and Expedia common shares to IAC is a derivative. This derivative must now be bifurcated and accounted for separately after the spin-off because it is no longer denominated solely in IAC's own common shares. This treatment requires establishing the value of the embedded derivative as a separate liability and increasing the carrying amount of the investment by the amount of the derivative. In addition, the portion of the common stock exchangeable for preferred interests that is not attributable to IAC's common stock post spin-off has been reclassified to additional paid-in capital. Future changes in the value of the derivative and Expedia's common stock each reporting period will result in additional reclassifications between common stock exchangeable for preferred interests and additional paid-in capital.

        The derivative will be maintained at fair value each reporting period after the spin-off with any changes in value reflected in the statement of operations.

        The investment will also be evaluated for impairment on a quarterly basis. As a held-to-maturity investment, if there is a decline in the combined value of IAC's and Expedia's common stock that is deemed to be other than temporary, an adjustment to the carrying amount of the investment would be required. The basis of the investment to be evaluated for impairment would be the net of the carrying value of the investment and the value of the derivative.

        Prior to this change in accounting treatment for the VUE Preferred B interests, IAC did not record the income related to the accretion of its investment from the initial carrying amount to the $2.3 billion value at maturity. This treatment was due, in part, to the fact that the realization of this income was tied solely to appreciation of IAC's own stock. With the change in the accounting treatment for this investment as described above, it is now considered appropriate to recognize this income. See Note (31) below for an estimate of this income recorded on a pro forma basis in 2004.

(28)
To reverse the previously recorded elimination of intercompany transactions between Expedia and IAC's other subsidiaries.

(29)
To reflect the additional non-cash compensation expense due to the modification of IAC unvested stock options due to the spin-off. These modifications are accounted for pursuant to SFAS 123 which requires (1) the inclusion as expense of amounts related to the fair value of stock options that were previously accounted for under APB Opinion No. 25 and were therefore excluded from the determination of non-cash compensation expense and (2) the additional expense that arises due to the increase in the estimated fair value of these options due to the modifications. This amount excludes the one-time impact of $87.6 million, pre-tax, due to the modification of vested stock options that remain unexercised at the date of the spin-off. Since this expense of $87.6 million is non-recurring, it has not been included as a pro forma adjustment.

(30)
To reflect the reduction in interest income earned on marketable securities due to the assumed redemption of the IAC Series A preferred stock as of January 1, 2004.

(31)
To reflect the income on the accretion related to the VUE Preferred B interests. The face amount of this investment in 2022, when the investment if callable and puttable, is approximately $2.3 billion. The accretion is being recognized on the difference between the basis in the investment after giving effect to the adjustment to the carrying value for the value of the embedded derivative as described in Note (27) above. The income is being recognized at an annual interest rate of 0.47%.

(32)
To reflect the net effect of the reversal of the allocations made to Expedia by IAC in the preparation of Expedia's historical financial statements and the estimated amount of costs incurred by IAC that will be charged to or incurred by Expedia after the spin-off.

(33)
To reflect the tax effect of pro forma adjustments in Notes (28) to (32) above at an assumed effective rate of 39.0%.

        One-time expenses related to Expedia's spin-off from IAC are expected to total $15.0 million, pre-tax, in 2005. This amount excludes the one-time impact of the modification of vested stock options referred to in Note (29) above. Since these expenses are non-recurring, they have not been included as a pro forma adjustment.

(34)
Historical earnings per share have not been restated to give effect to the one-for-two reverse stock split. Historical earnings per share, before giving effect to the one-for-two reverse stock split, are computed as follows for the three months ended March 31, 2005:
	IAC Condensed	Combined IAC For Cornerstone Acquisition Pro Forma	Combined IAC For Cornerstone Acquisition and Ask Jeeves Merger Pro Forma	Total Pro Forma
Numerator:
Earnings from continuing operations	$69,424	$67,898	$65,634	$13,624
Preferred stock dividends (a)	(3,263)	(3,263)	(3,263)	—

Net earnings from continuing operations available to common shareholders	66,161	64,635	62,371	13,624
Effect of Ask Jeeves Convertible Notes (b)	—	—	747	747

Net earnings from continuing operations available to common shareholders after assumed conversion	$66,161	$64,635	$63,118	$14,371

Denominator:
Basic shares outstanding—weighted average shares	698,502	698,502	720,465	720,465
Other dilutive securities including stock options, warrants and restricted stock and share units and Ask Jeeves Convertible Notes (c)	36,846	37,466	48,429	47,250

Diluted shares outstanding—weighted average shares	735,348	735,968	768,894	767,715

Earnings per share:
Basic earnings per share from continuing operations	$0.09	$0.09	$0.09	$0.02
Diluted earnings per share from continuing operations	$0.09	$0.09	$0.08	$0.02

(a)
As described in Note (25) above, the IAC Series A preferred stock is assumed to be redeemed at the time of the spin-off. This redemption has been assumed to be effective as of January 1, 2004. Therefore, no preferred dividends would be payable on a total pro forma basis.

(b)
The $747 represents the after-tax interest expense related to the Ask Jeeves Convertible Notes. For purposes of calculating diluted earnings per share, the Ask Jeeves Convertible Notes are assumed to be converted as of January 1, 2005. Therefore, the related interest expense is added back to calculate diluted earnings per share.

(c)
The change in dilutive securities is due to additional equity awards assumed in the acquisitions, the effect of the spin-off on equity awards and the Ask Jeeves Convertible Notes.

(35)
Earnings per share have been adjusted to give effect to the one-for-two reverse stock split. Earnings per share, adjusted for the one-for-two reverse stock split, are computed as follows for the three months ended March 31, 2005:
	IAC Condensed	Combined IAC For Cornerstone Acquisition Pro Forma	Combined IAC For Cornerstone Acquisition and Ask Jeeves Merger Pro Forma	Total Pro Forma
Numerator:
Earnings from continuing operations	$69,424	$67,898	$65,634	$13,624
Preferred stock dividends (a)	(3,263)	(3,263)	(3,263)	—

Net earnings from continuing operations available to common shareholders	66,161	64,635	62,371	13,624
Effect of Ask Jeeves Convertible Notes (b)	—	—	747	747

Net earnings from continuing operations available to common shareholders after assumed conversion	$66,161	$64,635	$63,118	$14,371

Denominator:
Basic shares outstanding—weighted average shares adjusted for one-for-two reverse stock split	349,251	349,251	360,233	360,233
Other dilutive securities including stock options, warrants, and restricted stock and share units and Ask Jeeves Convertible Notes (c)	18,423	18,733	24,214	23,625

Diluted shares outstanding—weighted average shares adjusted for one-for-two reverse stock split	367,674	367,984	384,447	383,858

Earnings per share—adjusted for one-for-two reverse stock split:
Basic earnings per share from continuing operations	$0.19	$0.19	$0.17	$0.04
Diluted earnings per share from continuing operations	$0.18	$0.18	$0.16	$0.04

(a)
As described in Note (25) above, the IAC Series A preferred stock is assumed to be redeemed at the time of the spin-off. This redemption has been assumed to be effective as of January 1, 2004. Therefore, no preferred dividends would be payable on a total pro forma basis.

(b)
The $747 represents the after tax interest expense related to the Ask Jeeves Convertible Notes. For purposes of calculating diluted earnings per share, the Ask Jeeves Convertible Notes are assumed to be converted as of January 1, 2005. Therefore, the related interest expense is added back to calculate diluted earnings per share.

(c)
The change in dilutive securities due to additional equity awards assumed in the acquisitions, the effect of the spin-off on equity awards and the Ask Jeeves Convertible Notes.

(36)
Historical earnings per share have not been restated to give effect to the one-for-two reverse stock split. Historical earnings per share, before giving effect to the one-for-two reverse stock split, are computed as follows for the year ended December 31, 2004:
	IAC Condensed	Combined IAC for Cornerstone Acquisition Pro Forma	Combined IAC for Cornerstone Acquisition and Ask Jeeves Merger Pro Forma	Total Pro Forma
Numerator:
Earnings (loss) from continuing operations	$175,666	$187,331	$162,821	$(27,378)
Preferred stock dividends (a)	(13,053)	(13,053)	(13,053)	—

Net earnings (loss) from continuing operations available to common shareholders	162,613	174,278	149,768	(27,378)
Effect of Ask Jeeves Convertible Notes (b)	—	—	2,852	—

Net earnings (loss) from continuing operations available to common shareholders after assumed conversion	$162,613	$174,278	$152,620	$(27,378)

Denominator:
Basic shares outstanding—weighted average shares	695,979	695,979	717,622	717,622
Other dilutive securities including stock options, warrants and restricted stock and share units and Ask Jeeves Convertible Notes (c)	46,444	47,127	58,871	—

Diluted shares outstanding—weighted average shares	742,423	743,106	776,493	717,622

Earnings (loss) per share:
Basic earnings (loss) per share from continuing operations	$0.23	$0.25	$0.21	$(0.04)
Diluted earnings (loss) per share from continuing operations	$0.22	$0.23	$0.20	$(0.04)

(a)
As described in Note (25) above, the IAC Series A preferred stock is assumed to be redeemed at the time of the spin-off. This redemption has been assumed to be effective as of January 1, 2004. Therefore no preferred dividends would be payable on a total pro form basis.

(b)
The $2,852 represents the after tax interest expense related to the Ask Jeeves Convertible Notes. For purposes of calculating diluted earnings per share, the Ask Jeeves Convertible Notes are assumed to be converted as of January 1, 2004. Therefore, the related interest expense is added back to calculate diluted earnings per share.

(c)
The change in dilutive securities is due to additional equity awards assumed in the acquisitions, the effect of the spin-off on equity awards and the Ask Jeeves Convertible Notes. The dilutive securities are excluded from the calculation of loss per share because the effect would be to reduce the loss per share.

(37)
Earnings per share have been adjusted to give effect to the one-for-two reverse stock split. Earnings per share, adjusted for the one-for-two reverse stock split, are computed as follows for the year ended December 31, 2004:
	IAC Condensed	Combined IAC for Cornerstone Acquisition Pro Forma	Combined IAC for Cornerstone Acquisition and Ask Jeeves Merger Pro Forma	Total Pro Forma
Numerator:
Earnings (loss) from continuing operations	$175,666	$187,331	$162,821	$(27,378)
Preferred stock dividends (a)	(13,053)	(13,053)	(13,053)	—

Net earnings (loss) from continuing operations available to common shareholders	162,613	174,278	149,768	(27,378)
Effect of Ask Jeeves Convertible Notes (b)	—	—	2,852	—

Net earnings (loss) from continuing operations available to common shareholders after assumed conversion	$162,613	$174,278	$152,620	$(27,378)

Denominator:
Basic shares outstanding—weighted average shares adjusted for one-for-two reverse stock split	347,989	347,989	358,811	358,811
Other dilutive securities including stock options, warrants and restricted stock and share units and Ask Jeeves Convertible Notes (c)	23,222	23,564	29,436	—

Diluted shares outstanding—weighted average shares adjusted for one-for-two reverse stock split	371,211	371,553	388,247	358,811

Earnings (loss) per share—adjusted for one-for-two reverse stock split:
Basic earnings (loss) per share from continuing operations	$0.47	$0.50	$0.42	$(0.08)
Diluted earnings (loss) per share from continuing operations	$0.44	$0.47	$0.39	$(0.08)

(a)
As described in Note (25) above, the IAC Series A preferred stock is assumed to be redeemed at the time of the spin-off. This redemption has been assumed to be effective as of January 1, 2004. Therefore no preferred dividends would be payable on a total pro forma basis.

(b)
The $2,852 represents the after tax interest expense related to the Ask Jeeves Convertible Notes. For purposes of calculating diluted earnings per share, the Ask Jeeves Convertible Notes are assumed to be converted as of January 1, 2004. Therefore, the related interest expense is added back to calculate diluted earnings per share.

(c)
The change in dilutive securities is due to additional equity awards assumed in the acquisitions, the effect of the spin-off on equity awards and the Ask Jeeves Convertible Notes. The dilutive securities are excluded from the calculation of loss per share because the effect would be to reduce the loss per share.

CERTAIN LEGAL PROCEEDINGS

        For a description of pending legal proceedings of IAC involving issues or claims that may be of particular interest to IAC's or Ask Jeeves' stockholders, please refer to IAC's annual report for the 2004 fiscal year on Form 10-K which is incorporated by reference to this proxy statement/prospectus. Please refer to "Information about Expedia After the Spin-Off—Legal Proceedings" included in Appendix E for a description of pending legal proceedings involving issues or claims that may be of particular interest to Expedia's shareholders after the proposed spin-off.

Ask Jeeves Litigation

        For a description of Ask Jeeves' material legal proceedings, please refer to Ask Jeeves' quarterly report for the quarter ended March 31, 2005 on Form 10-Q which is incorporated by reference to this proxy statement/prospectus.

        In addition, on May 19, 2005, Ask Jeeves acquired all of the outstanding capital stock of Excite Italia B.V. (Excite Italia). A civil action was brought by Canalplast s.p.a. against Excite Italia B.V. and Bocchiotti s.p.a.. The plaintiff claims that the defendants infringed a trademark owned by Canalplast s.p.a. and performed unfair competition against them by means of a banner concerning certain products manufactured by Bocchiotti s.p.a. and published on the web page of Excite Italia B.V. For these purported violations, Canalplast s.p.a. requested the judge to prevent the publication of the banner on the site www.excite.it and seeks damages of € 2,500,000 jointly from Excite Italia B.V. and Bocchiotti s.p.a.

THE COMPANIES

IAC

        IAC operates leading and diversified businesses in sectors being transformed by the Internet, online and offline. IAC's mission is to harness the power of interactivity to make daily life easier and more productive for people all over the world. IAC operates a diversified portfolio of specialized and global brands in the businesses described below. IAC enables billions of dollars of consumer-direct transactions for products and services via the Internet and telephone.

        IAC currently consists of the following businesses:

  •
  IAC Travel, which currently includes Expedia.com, Hotels.com, Hotwire, TripAdvisor, Expedia Corporate Travel, Classic Custom Vacations and Interval International;

  •
  Electronic Retailing, which includes HSN U.S. and HSN International;

  •
  Ticketing, which includes Ticketmaster;

  •
  Personals, which includes Match.com;

  •
  Citysearch;

  •
  Evite;

  •
  Entertainment Publications;

  •
  ServiceMagic (since September 2004);

  •
  Financial Services and Real Estate, which includes LendingTree and its affiliated brands and businesses; and

  •
  Teleservices, which includes PRC.

        IAC has announced its intention to spin off its travel and travel-related businesses, subsidiaries and investments into an independent, separately traded public company. We refer to this transaction, which would occur after completion of the merger, as the "spin-off." Information relating to the spin-off and the related IAC proposals, and a description of IAC after the spin-off and of Expedia both before and after the spin-off, are attached to this proxy statement/prospectus as Appendix E. Ask Jeeves stockholders are not being asked to vote on the spin-off or on the related IAC proposals described in Appendix E, and you will not be entitled to vote on any such proposals if the record date for such vote occurs prior to the closing of the merger. Nevertheless, we encourage you to read Appendix E in its entirety before voting on the proposed merger.

        For information regarding the results of IAC's historical operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in IAC's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference into this proxy statement/prospectus, and the IAC/InterActiveCorp and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Statements and the accompanying notes beginning on page 98.

Ask Jeeves

        Ask Jeeves provides information search and retrieval services to computer users through a diverse portfolio of Web sites, downloadable applications and distribution networks. On the Ask Jeeves brand sites—Ask.com in the U.S., Ask.co.uk in the U.K. and Ask.jp (a joint venture) in Japan—users submit queries and Ask Jeeves' algorithmic search engine, Teoma, responds by generating a list of Web sites likely to offer the most authoritative content. Ask Jeeves' proprietary Web brands also include three content-rich portals (Excite.com, iWon.com and MyWay.com) and several other search sites. Ask Jeeves earns revenue primarily by displaying paid listings and other advertisements on its proprietary sites. Ask Jeeves also generates advertising revenue by distributing ads and search services across two networks of third-party Web sites: the MaxOnline advertising network and the Ask Jeeves syndication network. Ask Jeeves pays fees to these networked sites in order to reach their users with its ads and services. Ask Jeeves' proprietary technologies include Teoma, natural language processing software, portal technology and ad-serving processes.

        For information regarding the results of Ask Jeeves' historical operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Ask Jeeves' Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference into this proxy statement/prospectus.

AJI Acquisition Corp.

        AJI Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of IAC created solely for the purpose of effecting the merger and has conducted no business or activities to date. In the merger, AJI Acquisition Corp. will be merged with and into Ask Jeeves, with Ask Jeeves surviving the merger as a wholly-owned subsidiary of IAC.

Expedia, Inc.

        Expedia is a wholly-owned subsidiary of IAC. If the spin-off is completed, Expedia will become an independent, separately traded public company that operates a diversified portfolio of domestic and international travel brands and businesses. Expedia will be among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands, including Expedia.com, Hotels.com, Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses.

        A description of Expedia, both before and after the spin-off, and information regarding the results of Expedia's historical operations (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Expedia and the Unaudited Pro Forma Condensed Combined Financial Statements for Expedia") are included in Appendix E to this proxy statement/prospectus.

COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF THE SURVIVING CORPORATION

Board of Directors

        The merger agreement provides that the directors of AJI Acquisition Corp. immediately before the effective time will be the directors of the surviving corporation upon the merger. Messrs. Gregory R. Blatt and Gregg J. Winiarski are the current directors of AJI Acquisition Corp., and IAC expects that they will be the initial directors of the surviving corporation upon the merger.

Executive Officers

        The merger agreement provides that the officers of Ask Jeeves immediately before the effective time will be the officers of the surviving corporation upon the merger. We expect that Ask Jeeves' current executive officers generally will continue to hold such offices in Ask Jeeves immediately before the effective time and will be the executive officers of the surviving corporation upon the merger. You can find information about Ask Jeeves' current executive officers in Ask Jeeves' Annual Report on Form 10-K for the Year Ended December 31, 2004 and Ask Jeeves' proxy statement for its 2005 annual meeting of stockholders. See "Where You Can Find More Information" starting on page 132.

DESCRIPTION OF IAC CAPITAL STOCK PRIOR TO THE SPIN-OFF

        Set forth below is a description of IAC's capital stock. The following statements are brief summaries of, and are subject to the provisions of, IAC's certificate of incorporation and bylaws and the relevant provisions of the Delaware General Corporation Law, or the DGCL.

        The description provided below is for IAC's capital stock prior to the spin-off. For a description of IAC's capital stock after giving effect to the spin-off and the related IAC proposals, and for a description of Expedia's capital stock after the spin-off, see the sections entitled "The Spin-Off Proposal—Description of IAC Capital Stock after the Spin-Off" and "The Spin-Off Proposal—Description of Expedia Capital Stock after the Spin-Off" in Appendix E to this document.

        As of the date of this proxy statement/prospectus, the authorized capital stock of IAC consists of 1,600,000,000 shares of IAC common stock, par value $0.01 per share, 400,000,000 shares of IAC Class B common stock, par value $0.01 per share, and 100,000,000 shares of Preferred Stock, par value $0.01 per share, of which 13,125,000 shares have been designated Series A Cumulative Convertible Redeemable Preferred Stock (which we refer to in this document as the IAC Preferred Stock).

IAC Common Stock and IAC Class B Common Stock

        As of March 31, 2005, there were 630,814,957 shares of IAC common stock outstanding and 64,629,996 shares of IAC Class B common stock outstanding. Upon consummation of the merger, based on the number of shares of IAC common stock outstanding as of March 31, 2005 and the number of shares of Ask Jeeves common stock outstanding as of April 20, 2005, there will be outstanding approximately 706,268,896 shares of IAC common stock and 64,629,996 shares of IAC Class B common stock.

        With respect to matters that may be submitted to a vote or for the consent of IAC stockholders, including the election of directors, each holder of IAC Class B common stock is entitled to ten votes for each share of IAC Class B common stock held and will vote together with the holders of IAC common stock and IAC Preferred Stock as a single class, except as otherwise required by the DGCL. Each holder of IAC Preferred Stock is entitled to two votes for each share of IAC Preferred Stock held and each holder of IAC common stock is entitled to one vote for each share of IAC common stock held. Notwithstanding the foregoing, the holders of IAC common stock, acting as a single class, are entitled to elect 25% of the total number of directors on the IAC board of directors, and, in the event that 25% of the total number of directors results in a fraction of a director, then the holders of IAC common stock, acting as a single class, are entitled to elect the next higher whole number of directors on the IAC board of directors.

        Shares of IAC Class B common stock are convertible into shares of IAC common stock at the option of the holder of the shares at any time on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of IAC by means of a stock dividend on, or a stock split or combination of, outstanding IAC common stock or IAC Class B common stock, or in the event of any merger, consolidation or other reorganization of IAC with another corporation. Upon the conversion of IAC Class B common stock into shares of IAC common stock, those shares of IAC Class B common stock will be retired and will not be subject to reissue. Shares of IAC common stock are not convertible into shares of IAC Class B common stock.

        In all other respects, the IAC common stock and the IAC Class B common stock are identical. The holders of IAC common stock and the holders of IAC Class B common stock are entitled to receive, share-for-share, such dividends as may be declared by the IAC board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of IAC, the holders of IAC common stock and the holders of IAC Class B common stock are entitled to share ratably in all the assets of IAC available for distribution to its stockholders, after the rights of the holders of the IAC Preferred Stock, if any, have been satisfied.

        The IAC certificate of incorporation provides that there can be no stock dividends or stock splits or combinations of stock declared or made on IAC common stock or IAC Class B common stock unless the shares of IAC common stock and IAC Class B common stock then outstanding are treated equally and identically.

        The shares of IAC common stock to be issued to Ask Jeeves stockholders in connection with the merger will be validly issued, fully paid and non-assessable.

  IAC Dividend Policy

        IAC has paid no cash dividends on its common stock to date and does not anticipate paying cash dividends on its common stock in the immediate future.

IAC Preferred Stock

        IAC may issue shares of Preferred Stock from time to time in one or more series. The IAC board of directors has authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of Preferred Stock of IAC.

  Series A Cumulative Convertible Preferred Stock

  General

        In connection with the IAC acquisition of control of Expedia on February 4, 2002, IAC issued 13,118,369 shares of Series A Cumulative Convertible Preferred Stock, which we refer to as the "IAC Preferred Stock", each having a $50.00 face value and a term of 20 years, of which 13,118,182 are currently outstanding.

  Voting Rights

        Holders of IAC Preferred Stock are entitled to two votes for each share of IAC Preferred Stock held on all matters presented to such stockholders. Except as otherwise required by Delaware law, or any special voting rights of IAC Preferred Stock as described in this document, the holders of IAC common stock, IAC Class B common stock and IAC Preferred Stock entitled to vote with the common stockholders will vote together as one class (subject to the rights of holders of IAC common stock, acting as a single class, to elect 25% of the total number of directors on the IAC board). No separate class vote of IAC Preferred Stock will be required for the approval of any matter except as required by Delaware law.

  Dividends

        Each share of IAC Preferred Stock is entitled to receive dividends equal to the sum of (1) 1.99% of the face value per year, payable quarterly in cash or IAC common stock, at IAC's option, plus (2) the excess, if any, of the aggregate value of any dividends paid on the IAC common stock underlying the IAC Preferred Stock over the amount described in (1). If IAC elects to pay the dividends in IAC common stock, the price will be based on the 10-day trailing average price of IAC common stock prior to the payment date. No other Preferred Stock of IAC will rank senior to the IAC Preferred Stock with respect to payment of dividends.

  Conversion Rights

        Each share of IAC Preferred Stock is convertible, at the option of the holder, into that number of shares of IAC common stock equal to the quotient obtained by dividing $50.00 by the conversion price per share of IAC common stock. The initial conversion price is equal to $33.75 per share of IAC common stock. The conversion price will be adjusted downward if the share price of IAC common stock exceeds $35.10 at the time of conversion pursuant to the following formula:

$50 * (IAC)

(IAC * 1.4815) + (0.4792 * (IAC – 35.10))

where IAC = 10-day average price of IAC common stock for the 10 days prior to the payment date.

        The certificate of designations for shares of IAC Preferred Stock also includes an anti-dilution adjustment provision so that the number of shares of IAC common stock to be received upon conversion of a share of IAC Preferred Stock is adjusted from time to time in the event of any stock split, stock consolidation, combination or subdivision, stock dividend or other distribution and any repurchase, reclassification, recapitalization or reorganization of IAC.

  Redemption by IAC

        Commencing on February 4, 2012, the tenth anniversary of the effective time of the IAC acquisition of control of Expedia, IAC will have the right from time to time to redeem at least 25% of the original aggregate face value and up to 100% of the original aggregate face value of the outstanding IAC Preferred Stock at a redemption price per share of IAC Preferred Stock equal to face value plus any accrued and unpaid dividends. Any payment by IAC pursuant to a redemption by IAC may be made in cash or IAC common stock, at the option of IAC.

  Redemption by the Holder of IAC Preferred Stock

        During the 20 business day period preceding each of the fifth, seventh, tenth and fifteenth anniversaries of February 4, 2002, a holder of IAC Preferred Stock will have the right to require IAC to purchase all or a portion of the shares of IAC Preferred Stock held by such holder for face value plus any accrued and unpaid dividends. Any payment by IAC pursuant to a redemption by the holder of IAC Preferred Stock may be made in cash or IAC common stock, at the option of IAC.

  Liquidation Rights

        In the event of a voluntary or involuntary liquidation, dissolution or winding up of IAC, holders of IAC Preferred Stock will be entitled to receive in preference to any holder of IAC common shares an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the IAC Preferred Stock into IAC common stock immediately prior to the liquidation, dissolution or winding up of IAC. No other Preferred Stock of IAC will rank senior to IAC Preferred Stock with respect to payment upon liquidation.

  Reservation of Shares of IAC Common Stock

        IAC will keep in reserve at all times during the term of the IAC Preferred Stock sufficient authorized but unissued shares of IAC common stock for issuance in the event of exercises by the holders of the IAC Preferred Stock.

  Registration of Shares under the Securities Act

        The shares of IAC Preferred Stock and any IAC common stock issued upon conversion of the IAC Preferred Stock have been registered under the Securities Act.

  Public Market

        Shares of the IAC Preferred Stock are traded in the over-the-counter market under the ticker symbol "IACIP.OB."

Preemptive Rights

        Pursuant to the terms of an amended and restated governance agreement, dated as of December 16, 2001, among IAC, Vivendi, Universal Studios, Inc., Liberty Media Corporation and Barry Diller, if IAC issues or proposes to issue any shares of IAC common stock or IAC Class B common stock (including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities), Liberty will have preemptive rights that entitle it to purchase a number of IAC common shares so that Liberty will maintain the identical ownership interest in IAC that Liberty had immediately prior to such issuance or proposed issuance. Any purchase by Liberty will be allocated between IAC common stock and IAC Class B common stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of IAC common stock in lieu of shares of IAC Class B common stock. A summary of the governance agreement is set forth in, and a copy of the governance agreement has been filed with the SEC as an appendix to, IAC's Definitive Proxy Statement, dated March 25, 2002, and are available without charge from the SEC at www.sec.gov.

        For a description of governance arrangements relating to IAC and, after the spin-off, Expedia, see "The Spin-Off Proposal—Description of Expedia Capital Stock after the Spin-Off" in Appendix E to this proxy statement/prospectus.

Anti-Takeover Provisions in IAC's Bylaws

        IAC's bylaws contain provisions that could delay or make more difficult the acquisition of IAC by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. We also refer you to "Risk Factors—Risk Factors Relating to IAC and Expedia Securities" included in Appendix E for information on other factors which could impact a change of control. In addition, IAC's bylaws provide that, subject to the rights of holders of the IAC Preferred Stock, only IAC's chairman of the board of directors or a majority of IAC's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        IAC is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving IAC and the interested stockholder and a sale of more than 10% of IAC's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. The IAC board of directors has previously approved for purposes of Section 203 certain transactions among Barry Diller, Universal and Liberty and their respective affiliates and associates and IAC, which transactions may have resulted in Mr. Diller, Universal and/or Liberty becoming an "interested shareholder" of IAC. Other than with respect to the foregoing, IAC has not "opted out" of the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. IAC's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller (who, pursuant to the governance arrangement described above and an irrevocable proxy granted to Mr. Diller from Universal and Liberty, controls the vote of 21.0% of the IAC common stock and 100% of the IAC Class B common stock and, consequently, 59.8% of the combined voting power of the outstanding IAC capital stock) will be able to take any action required to be taken by stockholders (other than with respect to the election by the holders of shares of IAC common stock of 25% of the members of IAC's board of directors and certain matters as to which a separate class vote of the holders of shares of IAC common stock, IAC Class B common stock or IAC Preferred Stock is required) without the necessity of holding a stockholders meeting.

Transfer Agent

        The transfer agent for the shares of IAC common stock is The Bank of New York.

COMPARISON OF STOCKHOLDER RIGHTS

        Each of IAC, Ask Jeeves and Expedia is incorporated under the laws of the State of Delaware. If we complete the merger, Ask Jeeves stockholders, whose rights are currently governed by the DGCL, the amended and restated certificate of incorporation of Ask Jeeves, and the amended and restated bylaws of Ask Jeeves, will become stockholders of IAC, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of IAC, and the amended and restated bylaws of IAC. If IAC completes the spin-off, holders of IAC common stock (including shares issued to Ask Jeeves stockholders in the merger) will receive a proportionate amount of Expedia capital stock. A more detailed description of the capital stock of IAC and Expedia upon completion of the spin-off is included as Appendix E to this document.

        We summarize below the material differences between the rights of holders of Ask Jeeves capital stock, the rights of holders of IAC capital stock (before and after the spin-off) and the rights of holders of Expedia capital stock (after the spin-off). These differences primarily result from the differences in their respective governing documents.

        The following summary does not purport to be a complete statement of the rights of holders of capital stock of IAC, Expedia, or Ask Jeeves under applicable Delaware law or under their respective certificates of incorporation or bylaws, nor does the summary purport to be a complete description of the specific provisions referred to in the summary. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the DGCL, the governing corporate instruments of IAC and Ask Jeeves and the forms of Expedia certificate of incorporation and bylaws that will be filed by Expedia with the SEC in its registration statement on Form S-4 relating to the spin off. We urge you to read those documents carefully in their entirety before voting on the proposed merger. For more information on how you can obtain copies of these documents, see "Where You Can Find More Information" on page 132.

Summary Comparison Among Rights of Holders of Ask Jeeves Securities, IAC Securities Before the Spin-Off, IAC Securities Following the Spin-Off and Expedia Securities Following the Spin-Off

        The following table sets forth a summary comparison among (i) IAC common stock and IAC Class B common prior to the spin-off and related transactions described in Appendix E, (ii) IAC common stock and IAC Class B common after the spin-off, (iii) Expedia common stock and Expedia Class B common stock after the spin-off and (iv) Ask Jeeves common stock:

	Ask Jeeves Common Stock Rights	IAC Common Stock and Class B Common Stock before Spin-Off	IAC Common Stock and Class B Common Stock after Spin-Off	Expedia Common Stock and Class B Common Stock after Spin-Off
Authorized Capital Stock:	155,000,000 shares of capital stock, consisting of (i) 150,000,000 shares of Ask Jeeves common stock, par value $0.001 per share, and (ii) 5,000,000 shares of Ask Jeeves Preferred Stock, par value $0.001 per share.	2,100,000,000 shares of capital stock, consisting of (i) 1,600,000,000 shares of IAC common stock, par value $0.01 per share, (ii) 400,000,000 shares of IAC Class B common stock, par value $0.01 per share, and (iii) 100,000,000 shares of IAC Preferred Stock, par value $0.01 per share.	2,100,000,000 shares of capital stock, consisting of (i) 1,600,000,000 shares of IAC common stock, par value $0.001 per share, (ii) 400,000,000 shares of IAC Class B common stock, par value $0.001 per share, and (iii) 100,000,000 shares of IAC preferred stock, par value $0.001 per share.	2,100,000,000 shares of capital stock, consisting of (i) 1,600,000,000 shares of Expedia common stock, par value $0.001 per share, (ii) 400,000,000 shares of Expedia Class B common stock, par value $0.001 per share, and (iii) 100,000,000 shares of Expedia preferred stock, par value $0.001 per share.
Voting Power of Capital Stock:
Each share of Ask Jeeves common stock is entitled to one vote per share. Each share of Ask Jeeves Preferred Stock is entitled to one vote per share, voting as a single class with the holders of common stock, unless otherwise provided in the issuance of such Preferred Stock. There are no shares of Ask Jeeves Preferred Stock currently outstanding.
Each share of IAC common stock is entitled to one vote per share; each share of IAC Class B common stock is entitled to ten votes per share and each share of IAC Series A preferred stock is entitled to two votes per share, in each case, generally voting together on all matters submitted for the vote or consent of IAC stockholders, except in cases where the Delaware General Corporation Law, or the DGCL, provides for a separate class vote and except for the election of 25% of the IAC board of
Each share of IAC common stock will be entitled to one vote per share; each share of IAC Class B common stock will be entitled to ten votes per share and each share of IAC Series B preferred stock will be entitled to two votes per share, in each case, generally voting together on all matters submitted for the vote or consent of IAC stockholders, except in cases where the DGCL provides for a separate class vote and except for the election of 25% of the IAC board of directors, which is
Each share of Expedia common stock will be entitled to one vote per share; each share of Expedia Class B common stock will be entitled to ten votes per share and each share of Expedia Series A preferred stock will be entitled to two votes per share, in each case, generally voting together on all matters submitted for the vote or consent of Expedia stockholders, except in cases where the DGCL provides for a separate class vote and except for the election of 25% of the Expedia board

Directors, which is elected by the holders of the IAC common stock. Based on the number of shares of IAC Class B common stock outstanding as of the date of this proxy statement/prospectus, the holders of IAC Class B common stock control the vote of any matter submitted to IAC stockholders voting together as a single class.
elected by the holders of the IAC common stock. Based on the number of shares of IAC Class B common stock expected to be outstanding following the spin-off, the holders of IAC Class B common stock will likely control the vote of any matter submitted to IAC stockholders voting together as a single class.
of Directors, which will be elected by the holders of the Expedia common stock. Based on the number of shares of Expedia Class B common stock expected to be outstanding following the spin-off, the holders of Expedia Class B common stock will likely control the vote of any matter submitted to Expedia stockholders voting together as a single class.
Board of Directors:
The Ask Jeeves bylaws provide that the Ask Jeeves board of directors will determine the number of directors by resolution. Currently, the number of directors is eight, divided into three classes. The Ask Jeeves charter and bylaws provide that, subject to the rights of any series of preferred shares to elect additional directors under specified circumstances, the directors are elected by majority vote of the holders of the Ask Jeeves common stock, voting together as a single class.
The IAC bylaws provide that the IAC Board of Directors will determine the number of directors by resolution. Currently, the number of directors is 10. The IAC charter provides that the holders of the IAC common stock, acting as a single class, elect 25% of the total number of directors, with the remaining directors elected by the holders of the IAC common stock, IAC Class B common stock and IAC Series A preferred stock voting together as a single class.
The IAC bylaws will provide that the IAC Board of Directors will determine the number of directors by resolution. The number of directors is expected to be 10. The IAC charter will provide that the holders of the IAC common stock, acting as a single class, may elect 25% of the total number of directors, with the remaining directors elected by the holders of the IAC common stock, IAC Class B common stock and IAC Series B preferred stock voting together as a single class.
The Expedia bylaws will provide that the Expedia Board of Directors will determine the number of directors by resolution. The number of directors is expected to be [•]. The Expedia charter will provide that the holders of the Expedia common stock, acting as a single class, may elect 25% of the total number of directors, with the remaining directors elected by the holders of the Expedia common stock, Expedia Class B common stock and Expedia Series A preferred stock voting together as a single class.
Removal of Directors:	Under the DGCL, where the board of directors of the	The IAC certificate of incorporation currently provides	If IAC stockholders approve the director removal proposal,	The Expedia bylaws will provide that a director may be

corporation is classified, stockholders may remove directors only for cause unless the certificate of incorporation provides otherwise. During any time when Ask Jeeves is subject to California Corporations Code § 2115(b) (generally, if more than half of the corporation's shareholders and "business" — a defined formula based on property, payroll, and sales — are located in California), the Ask Jeeves certificate of incorporation provides that a director may be removed with or without cause upon the affirmative vote of the holders of at least a majority of the voting power of Ask Jeeves' then outstanding capital stock entitled to vote generally in the election of directors; provided, however, that unless the entire board is removed, no individual director may be removed when the votes cast against such removal would be sufficient to elect that director if voted cumulatively at an election.
that a director may be removed either with or without cause, by the affirmative vote of the holders of a majority of each of the classes of shares then entitled to vote, except that directors elected exclusively by holders of IAC common stock may only be removed by the holders of IAC common stock.
		the IAC bylaws will govern the procedures for removing directors. The IAC bylaws provide that a director may be removed either with or without cause, by the affirmative vote of a majority of the voting power of shares then entitled to vote of the class or classes that elected such director.	removed either with or without cause, by the affirmative vote of a majority of the voting power of shares then entitled to vote of the class or classes that elected such director.

Filling Vacancies of the Board of Directors:
The DGCL provides that, unless the charter or bylaws provide otherwise, whenever the holders of any class or classes are entitled to elect directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office or by a sole remaining director so elected.

During any time when Ask Jeeves is subject to California Corporations Code § 2115(b), Ask Jeeves' bylaws provide that, subject to the terms of any Ask Jeeves Preferred Stock then outstanding, any vacancy on the Ask Jeeves board of directors that results from an increase in the number of directors shall, unless the board of directors determines by resolution that such vacancies are to be filled by shareholder vote, shall be filled by a plurality of directors then in office, provided that a quorum is present, and any other vacancy occurring on the board of directors may be filled by a plurality
The DGCL provides that, unless the charter or bylaws provide otherwise, whenever the holders of any class or classes are entitled to elect directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office or by a sole remaining director so elected.

IAC's bylaws also permit holders of a majority of the voting power of outstanding shares entitled to vote on a particular directorship to fill vacancies with respect to that directorship.
The DGCL provides that, unless the charter or bylaws provide otherwise, whenever the holders of any class or classes are entitled to elect directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office or by a sole remaining director so elected.

IAC's bylaws will permit holders of a majority of the voting power of outstanding shares entitled to vote on a particular directorship to fill vacancies with respect to that directorship.
The DGCL provides that, unless the charter or bylaws provide otherwise, whenever the holders of any class or classes are entitled to elect directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office or by a sole remaining director so elected.

Expedia's bylaws will permit holders of a majority of the voting power of outstanding shares entitled to vote on a particular directorship to fill vacancies with respect to that directorship.

of the directors then in office, even if less than a quorum, or by a sole remaining director.
Stockholder Action by Written Consent:	Ask Jeeves' charter and bylaws prohibit stockholder action by written consent.
The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. IAC's charter does not provide otherwise.
The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. IAC's charter will not provide otherwise.
The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present. Expedia's charter will not provide otherwise.

Calling of Annual Meetings of Stockholders:
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Ask Jeeves' bylaws provide that a
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. IAC's bylaws provide that a special meeting of
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. IAC's bylaws will provide that a special
The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. Expedia's bylaws will provide that a

	special meeting of stockholders may be called for any purpose or purposes by: (1) the Chairman of Ask Jeeves' board of directors, (2) Ask Jeeves' Chief Executive Officer, (3) Ask Jeeves' board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, or (4) by the holders of shares entitled to cast not less than 50% of the votes at a special meeting.	stockholders may be called by IAC's Chairman of the board of directors or by a majority of IAC's Board of Directors.	meeting of stockholders may be called by IAC's Chairman of the board of directors or by a majority of IAC's Board of Directors.	special meeting of stockholders may be called by Expedia's Chairman of the board of directors or by a majority of Expedia's board of directors.
Supermajority Provisions and Amendment of the Certificate of Incorporation:
The Ask Jeeves charter provides that a supermajority (66 2/3%) vote of the voting power of the shares entitled to vote at an election of directors is required to amend those sections of the charter relating to the capital structure, management of the corporation, bylaw amendments and charter amendments and that the bylaws may be amended by the board of directors or by supermajority (66 2/3%) vote.
The IAC charter requires a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.
The IAC charter will require a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement that the Chief Executive Officer may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.
The Expedia charter will require a supermajority (80%) vote of each of the board of directors and the voting power of the stockholders voting as a single class to amend or repeal the requirement that the senior executive may only be removed without cause by the affirmative vote of at least 80% of the entire board of directors.
Corporate Opportunity:	None.	None.	The IAC charter will provide that no officer or director of IAC who is also an officer or director of Expedia will be liable to IAC or its	The Expedia charter will provide that no officer or director of Expedia who is also an officer or director of IAC will be liable to Expedia stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of IAC, or does not communicate information regarding a corporate opportunity to IAC because the officer or director has directed the corporate opportunity to Expedia.
or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to IAC instead of Expedia, or does not communicate information regarding a corporate opportunity to Expedia because the officer or director has directed the corporate opportunity to IAC.
Stockholder Rights Plan:
Ask Jeeves entered into a Rights Agreement, dated as of April 26, 2001, as amended, with Fleet National Bank, N.A., under which Ask Jeeves has issued rights, exercisable only upon the occurrence of certain events, to purchase its Preferred Stock.

	Ask Jeeves amended its stockholder rights agreement before entering into the merger agreement to provide that the rights will have no effect upon the consummation of the merger and will no longer be exercisable at or after the effective time of the merger.	IAC has not adopted a stockholder rights plan.	IAC will not have a stockholder rights plan immediately after the spin-off.	Expedia will not have a stockholder rights plan immediately after the spin-off.

WHERE YOU CAN FIND MORE INFORMATION

General

        IAC and Ask Jeeves file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that IAC and Ask Jeeves file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, District of Columbia 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room.

        IAC's and Ask Jeeves' SEC filings are also available to the public from commercial retrieval services and at the website maintained by the SEC at www.sec.gov. Information contained on IAC's and Ask Jeeves' websites is not part of this proxy statement/prospectus.

Incorporation of Documents by Reference

        IAC has filed a registration statement on Form S-4 to register with the SEC the IAC common stock that IAC will issue in the merger. This proxy statement/prospectus is a part of that registration statement. This proxy statement/prospectus also constitutes a proxy statement of Ask Jeeves to Ask Jeeves stockholders and a prospectus of IAC for the shares of IAC common stock that IAC will issue to Ask Jeeves stockholders in the merger. The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in a later-filed document incorporated by reference in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that IAC and Ask Jeeves have previously filed with the SEC. These documents contain important information about IAC and Ask Jeeves, as well as other information required to be disclosed or incorporated by reference into this proxy statement/prospectus. You may obtain copies of the Form S-4 (and any amendments to the Form S-4), as well as the documents incorporated by reference into this proxy statement/prospectus, in the manner described above.

IAC SEC Filings (File No. 000-20570)	Period
Annual Report on Form 10-K and 10-K/A	Year ended December 31, 2004, filed on March 16, 2005; Form 10-K/A filed on March 31, 2005.
Definitive Proxy Statement	Filed on April 29, 2004.
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005, filed on May 10, 2005
Current Reports on Form 8-K	Filed on May 6, 2005, May 4, 2005, May 2, 2005, April 4, 2005, April 4, 2005, March 30, 2005, March 28, 2005, March 24, 2005, February 16, 2005, February 16, 2005 and February 7, 2005.
Ask Jeeves SEC Filings (File No. 000-26521)	Period
Annual Report on Form 10-K	Year ended December 31, 2004, filed on March 15, 2005.
Definitive Proxy Statement	Filed on April 17, 2005
Quarterly Report on Form 10-Q	Quarter ended March 31, 2005, filed on May 10, 2005.
Current Reports on Form 8-K	Filed on March 23, 2005, April 27, 2005, April 29, 2005, and May 20, 2005.
Description of amendments to the Rights Agreement in its Registration Statement on Form 8-A/A	March 24, 2005
Description of the preferred stock purchase rights set forth in its Registration Statement on Form 8-A	May 10, 2001

        IAC and Ask Jeeves also incorporate by reference into this proxy statement/prospectus additional documents that either may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the filing of this proxy statement/prospectus and (a) in the case of filings by IAC, the earlier of the completion of the merger or the termination of the merger agreement, and (b) in the case of filings by Ask Jeeves, the earlier of the date of the special meeting of Ask Jeeves stockholders or the termination of the merger agreement. These documents deemed incorporated by reference include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as proxy and information statements.

        IAC has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to IAC and AJI Acquisition Corp., and Ask Jeeves has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Ask Jeeves.

        Documents incorporated by reference into this proxy statement/prospectus are available from IAC and Ask Jeeves without charge upon written or oral request at the addresses provided below. Exhibits to documents incorporated by reference into this proxy statement/prospectus will only be furnished if they are specifically incorporated by reference into this document. If you request any incorporated documents from IAC or Ask Jeeves, such documents will be mailed to you by first class mail, or another equally prompt means, within one business day after the date your request is received. You may obtain documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone from MacKenzie Partners, Inc., the proxy solicitor for the merger, or from the appropriate company at the following addresses and phone numbers:

IAC/InterActiveCorp 152 West 57th Street New York, New York 10019 (212) 314-7300 Attention: Investor Relations	Ask Jeeves, Inc. 555 12th Street, Suite 500 Oakland, California 94607 (510) 985-7400 Attention: Investor Relations

or

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com
1-800-322-2885

LEGAL MATTERS

        The validity of the shares of IAC common stock being offered by this proxy statement/prospectus will be passed upon for IAC by Wachtell, Lipton, Rosen & Katz of New York, New York. It is a condition to the consummation of the merger that IAC receive an opinion from Wachtell, Lipton, Rosen & Katz and that Ask Jeeves receive an opinion from Gibson, Dunn & Crutcher LLP, each to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code. See "The Merger Agreement—Conditions to the Merger" beginning on page 92 and "The Merger—Material United States Federal Income Tax Consequences" beginning on page 74.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of IAC/InterActiveCorp included in its annual report on Form 10-K for the year ended December 31, 2004, and management's assessment of the effectiveness of the internal controls over financial reporting of IAC/InterActiveCorp as of December 31, 2004, as set forth in its reports, which are incorporated by reference in this proxy statement/prospectus and related registration statement. The IAC/InterActiveCorp financial statements and schedule and IAC/InterActiveCorp management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on the authority of Ernst & Young LLP as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the combined financial statements and schedule of Expedia, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 as set forth in their report, which is included in this proxy statement/prospectus and related registration statement. The Expedia, Inc. financial statements are included in reliance on Ernst & Young LLP's report, given on Ernst & Young LLP's authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of Vivendi Universal Entertainment LLLP included in the amended Annual Report (Form 10-K/A) of IAC/InterActiveCorp for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus and related registration statement. The Vivendi Universal Entertainment LLLP consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of TripAdvisor, Incorporated for the period from January 1, 2004 through April 27, 2004, as set forth in their report, which is included in this proxy statement/prospectus and related registration statement. The TripAdvisor, Incorporated consolidated financial statements are included in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of Ask Jeeves, Inc. included in its annual report on Form 10-K for the year ended December 31, 2004, and management's assessment of the effectiveness of the internal controls over financial reporting of Ask Jeeves, Inc. as of December 31, 2004, as set forth in its reports, which are incorporated by reference in this proxy statement/prospectus and related registration statement. The Ask Jeeves, Inc. financial statements and schedule and Ask Jeeves, Inc. management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on Ernst & Young LLP's authority as experts in accounting and auditing.

MISCELLANEOUS

        No person has been authorized to give any information or make any representation on behalf of IAC or Ask Jeeves not contained in this proxy statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material, except in each case for information expressly presented as of a specific time, in which case such information should be viewed as accurate as of that referenced time.

        Neither IAC nor Ask Jeeves undertakes to update any of the information contained herein, except to the extent expressly required by law.

        If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

Appendix A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

By and Among

IAC/INTERACTIVECORP,

AJI ACQUISTION CORP.

and

ASK JEEVES, INC.

Dated as of March 21, 2005

A-i

A-ii

A-iii

EXHIBIT LIST

Exhibit A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit B	Affiliate List
Exhibit C	Form of Rule 145 Affiliate Letter

A-iv

INDEX OF DEFINED TERMS

Term	Page
50,000 share Restricted Award Agreement	9
Acquisition Proposal	37
Acquisition Transaction	37
Adware	21
Agreement	1
Business Day	2
Certificate	4
Certificate of Merger	1
Certificates	4
Closing	1
Closing Date	1
Code	1
Company	1
Company 10-K Balance Sheets	12
Company Active Business	15
Company Affiliate Transactions	24
Company Benefit Plan	16
Company Charter	8
Company Common Stock	3
Company Contract	21
Company Disclosure Schedule	7
Company ERISA Affiliate	16
Company Financial Statements	12
Company Intellectual Property	19
Company Licensed Intellectual Property	19
Company Option	6
Company Owned Intellectual Property	19
Company Permits	19
Company Regulatory Agreement	14
Company Reports	12
Company Series A Junior Participating Preferred Stock	3
Company Stock Plans	9
Company Stockholder Approval	10
Confidentiality Agreement	36
Convertible Notes	7
DGCL	1
DHT	15
Effective Time	1
ERISA	16
ESPP	7
Excess Parent Common Stock	5
Exchange Act	8
Exchange Agent	4
Exchange Ratio	3
GAAP	12
Google	21
Governmental Entity	11
HSR Act	11
Indemnified Parties	40
Insurance Policies	23
Intellectual Property	19
Japanese JV	8
Knowledge	11
Leased Real Property	22
Leases	22
Liens	9
Material Adverse Effect	8
Maximum Premium	40
Merger	1
Merger Consideration	3
Merger Sub	1
Multiple Employer Plan	16
NES	15
NOL Carryforwards	15
NOLs	15
Parent	1
Parent 10-K Balance Sheets	27
Parent 10-K Financial Statements	27
Parent Class B Common Stock	25
Parent Common Stock	3
Parent Disclosure Schedule	24
Parent Option	6
Parent Preferred Stock	25
Parent Proxy Statement	25
Parent Reports	27
Parent Spin-Off	35
Parties	1
Pending ESPP Shares	9
Pending ISH Merger Shares	9
Pending Option Exercise Shares	9
Potential Acquirer	37
Proxy Statement/Prospectus	34
Qualifying Proposal	37
Registration Statement	28
Requisite Regulatory Approval	43
Right	3
Rights Agreement	3
SEC	11
Securities Act	12
Series A Preferred Stock	25
Spyware	21
Stock Plans	6
Stockholder Meeting	38
Stockholder Proposal	38
Subsidiary	8
Superior Proposal	37
Surviving Corporation	1
Tax	15
Tax Return	15
Taxes	15
Termination Date	45
Third Party Intellectual Property	19
Transferring Employee	42

A-v

        AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of March 21, 2005 (this "Agreement"), by and among IAC/InterActiveCorp, a Delaware corporation ("Parent"), AJI Acquisition Corp., a Delaware corporation and wholly owned Subsidiary (as defined herein) of Parent ("Merger Sub"), and Ask Jeeves, Inc., a Delaware corporation (the "Company") (collectively, the "Parties").

        WHEREAS, the respective Boards of Directors of each of the Parties have approved and declared advisable this Agreement, pursuant to which Merger Sub shall merge with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger, upon the terms and subject to the conditions, and with the effects, set forth in this Agreement;

        WHEREAS, the Parties intend that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

        WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and other transactions contemplated hereby and also to prescribe certain conditions to the Merger and other transactions contemplated hereby.

        NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined herein), Merger Sub shall be merged with and into the Company in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL"). Following the Effective Time, the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"), shall be a direct, wholly owned Subsidiary of Parent and shall succeed to all of the rights and obligations of Merger Sub in accordance with the DGCL, and the separate corporate existence of Merger Sub shall cease. The Merger shall have the effects and consequences specified in Section 259 of the DGCL.

        Section 1.2    Closing; Effective Time.    The closing of the Merger (the "Closing") shall take place at the offices of Wachtell, Lipton, Rosen & Katz, at 10:00 a.m., Eastern time, on the third Business Day (as defined herein) immediately following the date on which the last of the conditions set forth in Article VIII hereof is satisfied or waived (other than conditions that by their nature cannot be satisfied until the Closing Date, but subject to satisfaction or waiver of such conditions), or at such other time and date and place as Parent and the Company shall mutually agree (the "Closing Date"). The term "Effective Time" shall mean the time and date of the filing of a properly executed certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time as agreed to by the Parties and set forth in the Certificate of Merger. The term "Business Day" shall mean any day, other than a Saturday, Sunday or a day on which the commercial banks in the state of New York are authorized or required by law to remain closed.

        Section 1.3    Tax Consequences.    It is intended that the Merger constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Parties agree to treat the Merger consistently with this intention for all purposes.

ARTICLE II

DIRECTORS, OFFICERS AND CHARTER DOCUMENTS

        Section 2.1    Directors.    The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, which individuals shall serve as directors of the Surviving Corporation until the earlier of their resignation or removal or their otherwise ceasing to be directors or until their respective successors are duly appointed or elected in accordance with the Amended and Restated Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law.

        Section 2.2    Officers.    The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and shall serve until their resignation or removal or their otherwise ceasing to be officers or until their respective successors are duly appointed or elected in accordance with the Amended and Restated Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law.

        Section 2.3    Certificate of Incorporation and Bylaws of the Surviving Corporation.    At the Effective Time, (i) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub in effect immediately before the Effective Time and as set forth on Exhibit A, except that the name shall be changed to Ask Jeeves, Inc., until altered, amended or repealed as provided therein and under the DGCL, and (ii) the Bylaws of the Surviving Corporation shall be amended and restated to read the same as the Bylaws of Merger Sub in effect immediately before the Effective Time until altered, amended or repealed as provided under the DGCL or in the Amended and Restated Certificate of Incorporation or Bylaws of the Surviving Corporation.

ARTICLE III

TREATMENT OF SECURITIES

        Section 3.1    Effect of the Merger on Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company or Merger Sub:

        (a)    Cancellation of Certain Company Securities.    Each share, if any, of Company Common Stock (as defined herein) that is held in the treasury of the Company and all shares of Company Common Stock, if any, that are owned by Parent and any of its wholly owned subsidiaries immediately prior to the Effective Time shall be cancelled and shall cease to exist, and no stock of Parent or other consideration shall be delivered in exchange therefor.

        (b)    Conversion of Company Securities.    By virtue of the Merger and without any action on the part of any holder thereof:

  (i)
  Other than shares cancelled pursuant to Section 3.1(a), each share of common stock, par value $0.001 per share, of the Company (together with the related right (a "Right") to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the "Company Series A Junior Participating Preferred Stock") issued pursuant to the Rights Agreement (the "Rights Agreement") entered into between the Company and Fleet National Bank, N.A., dated as of April 26, 2001, the "Company Common Stock") issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be retired and cease to exist and shall be converted automatically, subject to Sections 3.1(d) and 3.2(d), into the right to receive 1.2668 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, $0.01 par value per share, of Parent ("Parent Common Stock") (such shares of Parent Common Stock together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 3.2(d), collectively are referred to as the "Merger Consideration").

  (ii)
  At the Effective Time, each Certificate (as defined herein) theretofore representing shares of Company Common Stock, as the case may be, shall, without any action on the part of the Company, Parent or the holder thereof, represent, and shall be deemed to represent from and after the Effective Time, the number of shares of Parent Common Stock (and cash in lieu of fractional securities) as determined in accordance with Section 3.1(b)(i) above and shall cease to represent any rights in any shares of capital stock of the Company or the Surviving Corporation.

        (c)    Conversion of Merger Sub Stock.    Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

        (d)    Certain Adjustments.    The Exchange Ratio shall be appropriately and proportionately adjusted to fully reflect the effect of any reclassification, stock split, reverse split, stock dividend (whether such securities are stock of Parent or a subsidiary, including as a result of any spin-off), reorganization, recapitalization or other like change, with respect to Parent Common Stock or Company Common Stock occurring (or for which a record date is established) after the date of this Agreement and prior to the Effective Time.

        Section 3.2    Exchange of Certificates.

        (a)    Deposit with Exchange Agent.    Immediately after the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company selected by Parent that is reasonably acceptable to the Company (the "Exchange Agent"), pursuant to an agreement in form and substance reasonably acceptable to Parent and the Company, certificates representing the shares of Parent Common Stock issuable at the Effective Time in the Merger pursuant to Section 3.1(b).

        (b)    Exchange and Payment Procedures.    As soon as practicable after the Effective Time but in no event later than two (2) Business Days after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates (each, a "Certificate" and collectively, the "Certificates") that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) and any cash payable in lieu of fractional shares of Parent Common Stock. Upon surrender of the Certificates to the Exchange Agent, together with a duly executed letter of transmittal and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor (i) a book-entry account statement reflecting ownership of (or, if requested, a stock certificate representing) that number of whole shares of Parent Common Stock into which the shares of Company Common Stock previously represented by such Certificates are converted in accordance with Section 3.1(b), and (ii) cash in lieu of fractional shares of Parent Common Stock which such holder has the right to receive pursuant to Section 3.2(d). In the event that the Merger Consideration is to be delivered to any person who is not the person in whose name the Certificate surrendered in exchange therefor is registered in the transfer records of the Company, the Merger Consideration may be delivered to a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence reasonably satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate (other than a Certificate representing shares of Company Common Stock to be cancelled in accordance with Section 3.1(a)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration contemplated by Sections 3.1 and 3.2. The Merger Consideration will be delivered to each former stockholder of the Company by the Exchange Agent as promptly as practicable following surrender of a Certificate and a duly executed letter of transmittal. No interest will be paid or will accrue on any cash payable to holders of Certificates pursuant to provisions of this Article III.

        (c)    Distributions with Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Parent Common Stock represented thereby and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.2(d) until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect, if any, of unclaimed property, escheat and other applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange for Company Common Stock pursuant to the Merger, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.2(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the applicable payment date, any dividends or other distributions with a record date after the Effective Time but with a payment date subsequent to the date of such surrender.

        (d)    No Fractional Securities.    In lieu of any fractional securities, each holder of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article III will be paid an amount in cash (without interest) equal to such holder's respective proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock issued pursuant to this Article III. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of shares of Parent Common Stock issuable upon surrender of Certificates by the holders of Company Common Stock (without excluding fractional shares), delivered to the Exchange Agent by Parent in accordance with Section 3.2(a), over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of Company Common Stock (excluding fractional shares) (such excess being collectively called the "Excess Parent Common Stock"). The Exchange Agent, as agent and trustee for the former holders of Company Common Stock, shall as promptly as reasonably practicable sell the Excess Parent Common Stock at the prevailing prices on NASDAQ (or on the principal exchange on which the Parent Common Stock is then traded or quoted). The sales of the Excess Parent Common Stock by the Exchange Agent shall be executed on NASDAQ (or such other exchange) through one or more member firms of NASDAQ (or such other exchange) and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent and costs associated with calculating and distributing the respective cash amounts payable to the applicable former Company stockholders, incurred in connection with such sales of Excess Parent Common Stock. Until the net proceeds of such sales have been distributed to the former holders of Company Common Stock to whom fractional shares of Parent Common Stock otherwise would have been issued, the Exchange Agent will hold such proceeds in trust for such former holders. As soon as practicable after the determination of the amount of cash to be paid to former holders of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall distribute such amounts to such former holders.

        (e)    Closing of Transfer Books.    If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates (or a book-entry position)

representing the appropriate number of shares of Parent Common Stock as provided in Section 3.1 and this Section 3.2 and any cash payable in lieu of fractional shares.

        (f)    Termination of Exchange Agent.    Any certificates representing Parent Common Stock deposited with the Exchange Agent pursuant to Section 3.2(a) and not exchanged within six months after the Effective Time pursuant to this Section 3.2 shall be returned by the Exchange Agent to Parent, which shall thereafter act as Exchange Agent. All funds or securities held by the Exchange Agent for payment to the holders of unsurrendered Certificates and unclaimed at the end of one year from the Effective Time shall be returned to Parent, after which time any holder of unsurrendered Certificates shall look as a general creditor only to Parent for payment of such funds or securities to which such holder is entitled, subject to applicable law.

        (g)    Escheat.    To the fullest extent permitted by applicable law, neither Parent nor the Company shall be liable to any person for any funds or securities delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (h)    Lost, Stolen or Destroyed Certificates.    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

        (i)    Withholding Rights.    Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Certificates which, prior to the Effective Time, represented shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Exchange Agent, the Surviving Corporation or Parent, as the case may be.

        (j)    No Further Ownership Rights in Company Common Stock.    All shares of Parent Common Stock and cash paid upon the conversion of shares of Company Common Stock in accordance with the terms of Articles I, II and III (including any cash paid pursuant to Section 3.2(d)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

        Section 3.3    Company Options, Other Equity-Based Awards and Employee Stock Purchase Plan.    (a) Each option to purchase shares of Company Common Stock (a "Company Option") granted under the employee and director stock plans of the Company, but excluding the ESPP (the "Stock Plans"), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (a "Parent Option"), on the same terms and conditions (including vesting) as were applicable under such Company Option as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to the number of shares of Company Common Stock subject to each such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio.

        (b)   The Company shall take any actions with respect to the Company's Employee Stock Purchase Plan (the "ESPP") as are necessary to (i) provide that the ESPP shall terminate immediately prior to the Effective Time and all balances in ESPP participant accounts shall be applied to the purchase of shares in accordance with the terms of the ESPP immediately prior to the Effective Time, and (ii) limit the total number of shares purchased between the date hereof and the Effective Time to 260,000 in the aggregate.

        (c)   At the Effective Time all other equity based awards of the Company outstanding immediately prior to the Effective Time will be converted into equity based awards of Parent and the number of shares of Parent Common Stock subject to such awards shall be equal to the number of shares of Company Common Stock subject to each such equity-based award of the Company immediately prior to the effective time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Parent Common Stock.

        (d)   Prior to the Effective Time, the Company shall take all necessary action for the adjustment of the Company Options under this Section 3.3 and the adjustment of other equity based awards of the Company under this Section 3.3, and will take all necessary action to ensure that no holders of Company Options or other equity-based awards of the Company will be able to receive shares of Company Common Stock after the Effective Time. Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock, that will be subject to Parent Options as a result of the actions contemplated by this Section 3.3. As soon as practicable following the Effective Time (and in any event not later than two Business Days following the Effective Time), Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate form) with respect to the shares of Parent Common Stock subject to such Parent Options and shall use reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Options remain outstanding and are required to be registered.

        Section 3.4    Convertible Notes.    The Company shall give all such notices as may be required by the terms of the Zero Coupon Convertible Subordinated Notes, due June 1, 2008 (the "Convertible Notes") in respect of the matters contemplated by this Article III, at the times and in the manner required by such Convertible Notes.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the corresponding number and subsection of the Company disclosure schedule delivered to Parent concurrently herewith (the "Company Disclosure Schedule"), or in such other number and subsection of the Company Disclosure Schedule where the applicability of such exception is reasonably apparent, as an inducement to Parent and Merger Sub entering into this Agreement and completing the transactions contemplated hereby, the Company hereby represents and warrants to Parent and Merger Sub as follows:

        Section 4.1    Corporate Organization.    (a) The Company is duly organized and validly existing as a corporation in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, have a Material Adverse Effect on the Company. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Parent or the Company, as the case may be, any condition, state of facts, change or effect that is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, operations, results of operations or financial condition, of such entity and its Subsidiaries taken as a whole or (ii) the ability of such entity to timely consummate the transactions contemplated hereby provided, however, that Material Adverse Effect shall not be deemed to include the impact of any condition, fact, change or effect relating to or arising from (A) the execution, announcement, or consummation of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with partners (including, without limitation, joint venture partners, syndication partners and strategic partners), customers, suppliers or employees, (B) (x) changes in economic or regulatory conditions in the industries in which the Company or Parent carries on business as of the date hereof, and (y) changes in general economic, regulatory or political conditions, including, without limitation, acts of war or terrorism, except, in the case of clauses (B)(x) and (B)(y), to the extent such changes have a materially disproportionate effect on the Company or Parent and their respective Subsidiaries taken as a whole, as the case may be, relative to other participants in the industries in which the Company or Parent carries on business as of such date or (C) any changes or effects resulting from any matter, which matter is expressly contemplated or permitted by the terms of this Agreement, including any matter which is approved by Parent following the date hereof pursuant to Article VI. As used in this Agreement, the word "Subsidiary" shall mean (i) a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, (ii) with respect to the Company, the companies listed in Section 4.1(a) of the Company Disclosure Schedule and with respect to Parent, the companies listed on Exhibit 21.1 to Parent's Annual Report on Form 10-K. The Company has previously made available true and complete copies of (i) the Certificate of Incorporation of the Company (the "Company Charter") and the Bylaws of the Company, each as in effect as of the date of this Agreement, and (ii) the minutes of the meetings of the Board of Directors and any Committee thereof in respect of meetings of the Board of Directors and such Committees held since January 31, 2002 through the date hereof for which minutes have been prepared and approved.

        (b)   Each Company Subsidiary and, to the Knowledge of the Company, Ask Jeeves Kabushiki Kaisha (the "Japanese JV") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such status is recognized, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would, individually or in the aggregate, have a Material Adverse Effect on the Company, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted.

        Section 4.2    Capitalization.    (a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock, of which, as of the close of business on March 18, 2005, 59,455,548 shares were issued (or issuable as described in this sentence) and outstanding, including, without limitation, 473,856 shares held in the Company's treasury and 191,997 shares issuable (but not yet issued) under the Company's merger agreement with Interactive Search Holdings upon tender of shares of Interactive Search Holdings, Inc. by their holders (the "Pending ISH Merger Shares"), 4,393 shares issuable (but not yet issued) in connection with stock option exercises that occurred prior to the close of business on March 18, 2005 (the "Pending Option Exercise Shares"), and 10 shares issuable (but not yet issued) to participants in the January 31, 2005 purchase under the Employee Stock Purchase Plan (the "Pending ESPP Shares"); (ii) 5,000,000 shares of preferred stock, par value $.001 per share, of which no shares are issued and outstanding, and no such shares are held in the Company's treasury, and of which 150,000 shares have been designated as Company Series A Junior Participating Preferred Stock, of which no shares are issued and outstanding, and no such shares are held in the Company's treasury. As of the close of business on March 18, 2005, no shares of

Company Common Stock or Company Series A Junior Participating Preferred Stock were reserved for issuance, except for (A) 74,277 shares of Company Series A Junior Participating Preferred Stock, such number of shares being sufficient to permit the exercise in full of all Rights either outstanding or issuable together with the Company Common Stock described in the remainder of this sentence; (B) 7,832,388 shares of Company Common Stock reserved for issuance pursuant to the exercise of outstanding Company Options under the 1996 Equity Incentive Plan, the 1999 Equity Incentive Plan, the 1999 Non-Qualified Equity Incentive Plan, the 1998 Direct Hit Stock Plan, the ISH 2001 Equity Incentive Plan, and the ISH 2003 Equity Incentive Plan (collectively, together with the 1999 Employee Stock Purchase Plan, the "Company Stock Plans"); (C) a total of 445,635 shares available for issuance under the Employee Stock Purchase Plan; (D) 135,000 shares of Company Common Stock potentially issuable under the Conditional Stock Award Agreements listed in Section 4.12(a) of the Company Disclosure Schedule; (E) 50,000 shares of Company Common Stock potentially issuable under a Restricted Stock Award Agreement listed in Section 4.12(d) of the Company Disclosure Schedule (the "50,000 share Restricted Award Agreement"); and (F) 6,804,733 shares of Company Common Stock reserved for issuance upon conversion of the outstanding Convertible Notes. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except for the Rights, the Company Options, Conditional Stock Award Agreements, the 50,000 Share Restricted Award Agreement, the Employee Stock Purchase Plan (and, other purchase rights arising under the Company Stock Plans), the Convertible Notes (including the Indenture related thereto and the forms of Convertible Note), and the obligations to issue the Pending ISH Merger Shares, the Pending Option Exercise Shares and the Pending ESPP Shares, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, preemptive rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock. Since the close of business on March 18, 2005 through the date hereof, the Company has not issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than (x) awards of stock options in the ordinary course under the Company Stock Plans and (y) pursuant to the exercise of stock options granted under the Company Stock Plans prior to such date. Section 4.2(a) of the Company Disclosure Schedule sets forth a list of the Company Option holders as of the close of business on March 18, 2005, including the date as of which each Company Option was granted, the number of shares subject to each such Company Option at March 18, 2005 (i.e., the original amount less exercises and any cancellations), the expiration date of each such Company Option and the price at which each such Company Option may be exercised under an applicable Company Stock Plan.

        (b)   Section 4.2(b) of the Company Disclosure Schedule sets forth, for each Subsidiary of the Company and the Japanese JV, the name and state of incorporation of such entity, and the number of its outstanding shares of capital stock or other equity interests and type(s) of such outstanding shares of capital stock or other equity interests (or a statement that the Company owns all of the outstanding shares of capital stock or other equity interests of such Subsidiary). The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company's Subsidiaries and 47.17% of the issued and outstanding equity ownership interests of the Japanese JV, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. None of the Company's Subsidiaries and, to the Company's Knowledge the Japanese JV, has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or the Japanese JV, as the case may be, or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary or the Japanese JV, as the case may be. Except for interests in its Subsidiaries and the Japanese JV, neither the Company nor any of its Subsidiaries own directly or indirectly any equity interest in any firm, corporation, partnership or other entity, whether incorporated or unincorporated, that is material to the business of the Company or otherwise to the Company or to any of its Subsidiaries or has any obligation or has made any commitment to acquire any such interest or to make any investment. No Company Subsidiary nor, to the Company's Knowledge the Japanese JV, owns any capital stock of the Company.

        Section 4.3    Authority; No Violation.    (a) The Company has full corporate power and authority to execute and deliver this Agreement and (subject to obtaining the Company Stockholder Approval) to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized (including such authorization and corporate actions as may be required so that no state interested director or anti-takeover statutes or similar statute or regulation, including, without limitation, Sections 144 and 203 of the DGCL, respectively, is or becomes operative with Parent, its affiliates or transferees, this Agreement or the transactions contemplated hereby). Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the approval of this Agreement by the affirmative vote of the holders of shares representing a majority of the voting power of the outstanding shares of the Company Common Stock (the "Company Stockholder Approval"), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Company's Board of Directors, by unanimous vote (i) has duly and validly adopted this Agreement and the transactions contemplated hereby and declared this Agreement advisable, (ii) has directed that this Agreement and the Merger be submitted to the stockholders of the Company for approval at the Stockholder Meeting; and (iii) subject to Section 7.4, recommends that stockholders of the Company approve this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other Parties) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

        (b)   Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, including the Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Charter or the Bylaws of the Company, or violate or conflict with any agreement or instrument pursuant to which any shares of capital stock of the Company, or securities exercisable for or convertible into shares of capital stock of the Company, have been issued, or (ii) subject to the making of the filings and obtaining the approvals referred to in Section 4.5 and the effectiveness of such filings and/or receipt of the consents and approvals in connection therewith, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or require any increased payment under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, losses of benefits, defaults, terminations, cancellations, accelerations, Liens or payments which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

        Section 4.4    Amendment to Rights Agreement.    (a) The Board of Directors of the Company has taken all necessary action to amend the Rights Agreement so that, for so long as this Agreement is in full force and effect: (i) the execution or delivery of this Agreement and the consummation of the transactions contemplated hereby will not cause (A) the Rights to become exercisable under the Rights Agreement, (B) Parent or Merger Sub or any of their affiliates to be deemed an Acquiring Person (as that term is used in the Rights Agreement), or (C) the Distribution Date or the Share Acquisition Date (as these terms are used in the Rights Agreement) to occur; and (ii) immediately prior to the Effective Time, the Rights shall expire and no longer be outstanding.

        (b)   The Distribution Date (as that term is used in the Rights Agreement) has not occurred.

        Section 4.5    Consents and Approvals.    Except for (a) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) filings with the Securities and Exchange Commission (the "SEC") as may be required by the Company in connection with this Agreement and the transactions contemplated by this Agreement, (c) the filing of the Certificate of Merger and the Amended and Restated Certificate of Incorporation of the Surviving Corporation with the Secretary of State of the State of Delaware pursuant to the DGCL, (d) the filings with any court, administrative agency or commission or other governmental, regulatory or self-regulatory authority or instrumentality (each a "Governmental Entity") as required under applicable law in each case as set forth in Section 4.5 of the Company Disclosure Schedule, (e) the Company Stockholder Approval, (f) such filings as may be required under the rules and regulations of NASDAQ and (g) such other consents, approvals or filings the failure of which to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on the Company, no consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the transactions contemplated hereby. As of the date hereof, to the Company's Knowledge, there is no reason why the receipt of any such consents or approvals will not be obtained in a customary time frame once complete and appropriate filings have been made by the Company and Parent. For purposes of this Agreement, the "Knowledge" of any person that is not an individual means, with respect to any matter in question, the actual knowledge of such person's executive officers and other officers having primary responsibility for such matter, in each case based upon reasonable inquiry consistent with such person's title and responsibilities.

        Section 4.6    SEC Reports; Financial Statements.    (a) The Company has made available to Parent an accurate and complete copy of each (i) report, schedule, final registration statement, prospectus and definitive proxy statement filed by the Company with the SEC on or after January 1, 2002 and prior to the date hereof pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act (all such filings, the "Company Reports"), which are all the forms, reports and documents required to be filed by the Company with the SEC since such date; and (ii) communication mailed by the Company to its stockholders since January 1, 2004 and prior to the date hereof. As of their respective dates, the Company Reports and communications (A) complied in all material respects with requirements of the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder applicable thereto, and (B) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date.

        (b)   The Company has previously made available to Parent copies of the consolidated balance sheets (the "Company 10-K Balance Sheets") of the Company and its Subsidiaries as of December 31, 2003 and December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the fiscal years ended December 31, 2003 and December 31, 2004, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC under the Exchange Act (such financial statements included in such Annual Report on Form 10-K, together with the Company 10-K Balance Sheets, the "Company Financial Statements"), in each case, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to the Company. The Company Financial Statements (including the related notes) (i) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated results of operations, cash flows and changes in stockholders' equity (deficit) of the Company and its Subsidiaries for the years indicated, (ii) have been prepared consistent with the books and records of the Company and its Subsidiaries and consistent with the Company's accounting policies and procedures, each in a manner consistent with prior financial statements of the Company (except for adoption of accounting pronouncements and other changes in accounting policy, each as disclosed in the Company Reports), (iii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in all material respects in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

        Section 4.7    Broker's Fees.    Other than Allen & Company LLC and Citigroup Global Markets Inc., none of the Company or any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees payable on behalf of the Company in connection with the Merger or the other transactions contemplated by this Agreement. A true and complete copy of each engagement letter pursuant to which any such fee or commission is payable has been previously delivered to Parent.

        Section 4.8    Absence of Certain Changes or Events.    (a) Since December 31, 2004, no event or events have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

        (b)   Except as publicly disclosed in the Company Reports filed prior to the date hereof, since December 31, 2004, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

        (c)   Except as publicly disclosed in the Company Reports filed prior to the date hereof, neither the Company nor any of its Subsidiaries has, since December 31, 2004, (i) except for such actions as are in the ordinary course of business or except as required by applicable law, (A) materially increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2004, or (B) granted any material severance or termination pay, entered into any contract to make or grant any material severance or termination pay, or paid any material bonuses (other than customary bonuses for the fiscal year 2004) or (ii) suffered any material strike, work stoppage, slowdown, or other labor disturbance.

        (d)   From the period beginning on December 31, 2004 through the date hereof, the Company has not granted any stock options with respect to Company Common Stock to any director, officer, employee, or independent contractor of the Company or any of its Subsidiaries at an exercise price per share below the fair market value per share of the Company Common Stock on the date of such grant.

        (e)   Since December 31, 2004 through the date hereof, neither the Company nor any of its Subsidiaries has taken any action described in Section 6.2 (j), (m), (n) or (u) that if taken after the date hereof and prior to the Effective Time would violate such provision.

        Section 4.9    Legal Proceedings.    Except as publicly disclosed in the Company Reports filed prior to the date hereof,

        (a)   Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company's Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations in which the Company is a plaintiff, defendant or otherwise might be deemed liable (including by virtue of indemnification or otherwise), (i) against (x) the Company or any of its Subsidiaries, (y) any present or former officer, director or employee of the Company or any of its Subsidiaries, in such person's capacity as a present or former officer, director or employee or (z) otherwise such that the Company or any of its Subsidiaries would reasonably be expected to be liable (whether by virtue of indemnification or otherwise), in each case other than such proceedings, claims, actions or investigations which would not, individually or in the aggregate, (A) result in any material fines, judgments or amounts paid in settlement, (B) if adversely determined against the Company or any of its Subsidiaries, restrict in any material respect the conduct of the business of the Company and its Subsidiaries or (C) as of the date hereof, challenge the validity or propriety of the transactions contemplated by this Agreement.

        (b)   Neither the Company nor any of its Subsidiaries (i) is subject to any outstanding order, injunction or decree or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive applicable to the Company or any of its Subsidiaries by, or is a recipient of any supervisory letter from or has adopted any resolutions at the request of, any Governmental Entity that restricts in any respect the conduct of its business (each, a "Company Regulatory Agreement"), or (ii) has, since December 31, 2002, been advised by any Governmental Entity that it is considering issuing or requesting any such Company Regulatory Agreement.

        Section 4.10    Taxes and Tax Returns.    (a) Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns (as defined herein) required to be filed by it, each of the Company and its Subsidiaries has duly paid or made adequate provision in accordance with GAAP in the Company's 10-K Balance Sheet for the payment of all material Taxes (as defined herein) which have become due as of the date thereof, and have withheld from their employees all material Taxes required to have been withheld and have paid over all such material Taxes to the proper governmental authority, and all such filed Tax Returns are accurate and complete in all material respects. Federal, state and local Tax Returns have been filed by the Company and its Subsidiaries for all periods for which Tax Returns were due with respect to income tax withholding, Social Security and unemployment Taxes, except for such failures to file such Tax Returns that, in the aggregate would not have a Material Adverse Effect on the Company. There are no disputes pending or, to the knowledge of the Company, threatened, related to, or claims asserted for, material Taxes or assessments upon the Company or any of its Subsidiaries for which the Company does not have specific and adequate contingency reserves to the extent required by GAAP. There are no material liens for Taxes upon any property or assets of the Company or its Subsidiaries, other than liens for Taxes that are not delinquent. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any material Taxes of the Company or any of its Subsidiaries for any period. No claim has ever been made by any taxing authority in any jurisdiction where the Company or any of its Subsidiaries currently does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to material Tax in such jurisdiction. Neither the Company nor any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a material distribution intended to qualify under Section 355(a) of the Code. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnification agreement or arrangement, other than any such customary agreements with customers, vendors, lessors or the like entered into in the ordinary course of business. Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than the affiliated group of which the Company is the common parent or of which such Subsidiary was the common parent) or has any material liability for the Taxes of any person (other than the Company or its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law). The Company will have continuously and directly conducted, by performing active and substantial management and operational functions, an active trade or business having both revenues and expenses (the "Company Active Business"), for the entire five year period ending at the Effective Time and will have directly employed and compensated at least 50 individuals in the Company Active Business in each of the five years during the five year period ending at the Effective Time. The fair market value of the gross assets of the Company Active Business on the date hereof equals, and immediately prior to the Effective Time, will equal, at least five percent of the total fair market value of the gross assets of the Company. Neither the Company nor any of its Subsidiaries has engaged in, or is a party to, any "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4 that has not been reported in accordance with Treasury Regulation Section 1.6011-4.

        (b)   As of December 31, 2004, the Company and its Subsidiaries had net operating loss carryforwards for U.S. federal income tax purposes purposes ("NOLs"), other than those NOLs attributable to Interactive Search Holdings ("ISH"), Net Effect Systems, Inc. ("NES") and Direct Hit Technologies, Inc. ("DHT"), totaling approximately $270 million (such NOLs excluding the ISH, NES and DHT NOLs, the "NOL Carryforwards"). The NOL Carryforwards are subject to the limitations under Section 382 of the Code described in Section 4.10(b) of the Company Disclosure Schedule.

        (c)   Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any material amount that will not be fully deductible as a result of Section 162(m) of the Code (or any similar provision of state, local or foreign law).

        (d)   INTENTIONALLY LEFT BLANK

        (e)   INTENTIONALLY LEFT BLANK

        (f)    As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, or like assessments together with all penalties and additions to tax and interest thereon, and the term "Tax Return" means any return, declaration, report, claim for refund, information return or statement filed or required to be filed with a Governmental Entity relating to Taxes.

        Section 4.11    Certain Other Tax Matters.    Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. The parties agree that none of the transactions contemplated by this Agreement could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 4.12    Employees.    (a) Set forth on Section 4.12(a) of the Company Disclosure Schedule is a true and complete list of each Company Benefit Plan. For purposes of this Agreement, "Company Benefit Plan" means any employee benefit plan, program, policy, practices, agreement or other arrangement providing benefits to any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (as defined herein), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program, policy, practices, agreement or other arrangement.

        (b)   The Company has heretofore made available to Parent true and complete copies of each of the Company Benefit Plans and (i) the actuarial report for such Company Benefit Plan (if applicable) for each of the last two years, (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan, (iii) the summary plan description for such Company Benefit Plan (if any), and (iv) the Form 5500 for such Company Benefit Plan (if applicable) for each of the last two years. Except as specifically provided in the foregoing documents delivered to Parent, there are no amendments to any Company Benefit Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan.

        (c)   (i) Each of the Company Benefit Plans has been operated and administered in all material respects in compliance with applicable laws, including, but not limited to, ERISA and the Code, (ii) each Company Benefit Plan has been administered in all material respects in accordance with its terms, (iii) each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, and there are no existing circumstances nor any events that have occurred that would be reasonably expected to affect adversely the qualified status of any such Company Benefit Plan, (iv) no Company Benefit Plan is subject to Title IV of the Employee Income Security Act of 1974, as amended ("ERISA") or Section 302 of ERISA or Section 412 or 4971 of the Code, (v) no Company Benefit Plan provides welfare benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable law, or under any employment or severance agreement disclosed to Parent (vi) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any trade or business, whether or not incorporated (a "Company ERISA Affiliate"), which together with the Company would be deemed a "single employer" within the meaning of Section 4001 of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to the Company, its Subsidiaries or any Company ERISA Affiliate of incurring a material liability thereunder, (vii) no Company Benefit Plan is a "multiemployer pension plan" (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control (a "Multiple Employer Plan"), within the meaning of Section 4063 of ERISA and none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, (viii) all contributions or other amounts payable by the Company or its Subsidiaries with respect to each Company Benefit Plan and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company's financial statements, (ix) none of the Company, its Subsidiaries or, to the Company's Knowledge, any other person, including any fiduciary, has engaged in a transaction in connection with which the Company, its Subsidiaries or any Company Benefit Plan will be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code, (x) there are no pending, or to the knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto or any fiduciaries thereof that could reasonably be expected to result in a material liability for the Company or its Subsidiaries or any Company Benefit Plan; (xi) each individual who renders services to the Company or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized, except to the extent that, in the aggregate, any such misclassifications would not reasonably be expected to result in a material liability for the Company or its Subsidiaries or any Company Benefit Plan and (xii) there does not now exist, nor do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability (as defined below) that would be a liability of the Company or any of its subsidiaries following the Effective Time. "Controlled Group Liability" means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

        (d)   Section 4.12(d)(i) of the Company Disclosure Schedule sets forth (i) an accurate and complete description of each provision of any Company Benefit Plan and any employment-related agreement under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, or could limit the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust and (ii) the maximum amount of the "excess parachute payments" within the meaning of Section 280G of the Code that could become payable by the Company and its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, using stock price assumptions set forth in Section 4.12(d)(i) of the Company Disclosure Schedule.

        (e)   Except to the extent required by any Company Benefit Plan, as of the date hereof, none of the Company, the Company's Board of Directors or the Compensation Committee of the Company's Board of Directors has taken any action to accelerate the vesting of any stock options or other equity-based compensation awards in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

        Section 4.13    Securities Law Matters.

        (a)   With respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Company Reports, the financial statements and other financial information included in such reports fairly present in all material respects the financial condition as of the dates thereof and the results of operations for the periods then ended of the Company and its consolidated Subsidiaries.

        (b)   There are no significant deficiencies or material weaknesses in either the design or operation of internal controls of the Company or any of its Subsidiaries that are reasonably likely to adversely affect the ability of the Company or any of its Subsidiaries to record, process, summarize and report financial information. With respect to periods after January 1, 2002, the Company has no knowledge of any fraud or suspected fraud involving (x) management of the Company (including its consolidated Subsidiaries) who have a significant role in the internal controls related to financial reporting, (y) any employees of the Company (including its consolidated Subsidiaries) where such fraud could have a material effect on the consolidated financial statements of the Company or (z) any officer or employee of the Company whose role, actions or activities would be required to be considered in certifying internal controls of the Company pursuant to Section 404 of the Sarbanes Oxley Act of 2002.

        (c)   The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in timely alerting the Company's principal executive officer and its principal financial officer to material information required to be included in the Company's periodic reports required under the Exchange Act.

        Section 4.14    Compliance with Applicable Law, Permits and Licenses.    (a) Neither the Company nor any of its Subsidiaries is in conflict with, is in default or violation of, or has since December 31, 2001 been investigated for, or charged by any Governmental Entity with, a violation of any material law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected. In furtherance and not in limitation of the foregoing, neither the Company nor any of its Subsidiaries has, directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any government official or other governmental party, in the United States or any other country, which is in any manner related to the business or operations of such entities and which is or was illegal under any applicable law (including, without limitation, the U.S. Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder).

        (b)   The Company, its Subsidiaries and their respective employees hold all material permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities that are required for the operation of the businesses of the Company and its Subsidiaries (the "Company Permits"). Section 4.14(b) of the Company Disclosure Schedule contains a list of the Company Permits. Each of the Company and its Subsidiaries is, and for the past five years has been, in compliance in all material respects with the terms of the Company Permits, all of the Company Permits are in full force and effect and no suspension, modification or revocation of any of them is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, do reasonable grounds exist for any such action.

        Section 4.15    Intellectual Property; Proprietary Rights; Employee Restrictions; Assets.    (a) To the Knowledge of the Company, all U.S. and foreign (i) copyrights, (ii) trademarks, service marks, trade dress and logos, (iii) trade names, (iv) Internet domain names, (v) patents and patent applications, and (vi) trade secrets rights, including any of the foregoing rights in any inventions, know how, practices, methods, processes, designs, or other information used by the Company and its Subsidiaries to compete with third parties, computer hardware and software, including programming processes, source code, object code, algorithms, structure, display screens, user interfaces, layouts, development tools, instructions, and templates, technology, processes and formulae, and including all registrations and applications for the foregoing intellectual property rights (collectively, "Intellectual Property") used by the Company or its Subsidiaries in their respective businesses (collectively, "Company Intellectual Property") are owned by the Company or such Subsidiaries by operation of law, or have been assigned to the Company or such Subsidiaries ("Company Owned Intellectual Property"), or the Company and such Subsidiaries otherwise have the right to use such Company Intellectual Property in their businesses as currently conducted, such as by license ("Company Licensed Intellectual Property"). To the Knowledge of the Company, the Company Intellectual Property is sufficient to carry on the business of the Company and its Subsidiaries as presently conducted. Except as set forth in Section 4.15 of the Company Disclosure Schedule, to the Knowledge of the Company, the Company or its Subsidiaries have exclusive ownership of all Company Owned Intellectual Property used by the Company and its Subsidiaries, or are entitled to use all Company Licensed Intellectual Property in the Company's and its Subsidiaries' businesses as presently conducted, subject, in the case of Company Licensed Intellectual Property, to the terms of the license agreements or other agreements covering such Company Licensed Intellectual Property. The Company and its Subsidiaries and, to the Knowledge of the Company, having made reasonable inquiry of appropriate Company personnel, the other parties thereto are not in material breach of any of the license agreements or other agreements covering the Company Licensed Intellectual Property, except for any breaches that would not, individually or in the aggregate, have a

Material Adverse Effect on the Company. To the Knowledge of the Company, the present business activities or products of the Company and its Subsidiaries do not infringe in any material respect any Intellectual Property of others ("Third Party Intellectual Property"). To the Knowledge of the Company, the Company and its Subsidiaries have not, within the past two (2) years, received any notice or other claim from any third party asserting that any of the Company's or its Subsidiaries' activities infringe or may infringe any Third Party Intellectual Property of such third party, nor do any active material infringement claims made prior to such period remain unresolved, or the Company or its Subsidiaries have not received any further communications from such third parties regarding any infringement claim prior to such two year period.

        (b)   Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, the Company and its Subsidiaries have the right to use all Intellectual Property and other information material to their businesses as presently conducted, (ii) the Company and its Subsidiaries have taken reasonable measures in accordance with customary industry practices to protect and preserve the security and confidentiality of their trade secrets and other confidential information, (iii) to the Knowledge of the Company, all trade secrets and other confidential information of the Company and its Subsidiaries that are material to their businesses are not part of the public domain or knowledge, nor, to the knowledge of the Company, have they been misappropriated by any person having an obligation to not use such trade secrets or to maintain such trade secrets or other confidential information in confidence for the Company or its Subsidiaries or disclosed by such a person in violation of such obligations, and (iv) to the Knowledge of the Company, no employee or consultant of the Company or any of its Subsidiaries has made unauthorized use of any trade secrets or other confidential information of any other person or entity in the course of the employee's or consultant's work for the Company or such Subsidiary. Schedule 4.15(b) sets forth all material patents, patent applications, domain name registrations, registered copyrights, applications for registration of copyright, registered trademarks, and applications for registration of trademarks that are part of the Company Owned Intellectual Property; provided that Company Intellectual Property shall not be deemed to be Company Owned Intellectual Property unless it is owned outright by the Company. By way of example and not limitation, ownership or possession by the Company or its Subsidiary of a security interest or exclusive license with respect to Company Intellectual Property shall not cause such Company Intellectual Property to be deemed to be Company Owned Intellectual Property for purposes of this Section 4.15(b).

        (c)   To the Knowledge of the Company, no university or government agency (whether federal, state or foreign) has any claim of ownership in the Company Owned Intellectual Property, except as identified in Section 4.15(c)(1) of the Company Disclosure Schedule. The Company has no Knowledge of any active material infringement, dilution or misappropriation by others of the Company Owned Intellectual Property, or any material violation of the confidentiality of any of its trade secrets or other confidential information, except as identified in Section 4.15(c)(2) of the Company Disclosure Schedule. To the Company's Knowledge, the Company is not making unlawful use of any third party confidential information or trade secrets of any past or present employees of the Company or any of its Subsidiaries.

        (d)   The Company or its Subsidiaries have good and valid title to or the current right to possess all material real property and material personal property owned or leased by them, and, to the Knowledge of the Company, the assets, properties and rights owned or leased by or licensed to the Company and its Subsidiaries constitute all such assets, properties and rights as are necessary in the conduct of the business of the Company and its Subsidiaries as currently conducted and as identified in Section 4.15(b) of the Company Disclosure Schedule.

        (e)   To the Knowledge of the Company, neither the Company nor any of its Subsidiaries distributes Spyware or Adware in connection with the businesses they conduct. "Spyware" means any software that covertly gathers information regarding user online activity through the user's Internet connection (i.e, without notice that such information may be gathered), whether or not such software is bundled as a hidden component of the Company's toolbar or like applications, other than information (i) reasonably gathered in connection with services or information provided by Company or its Subsidiaries to such users, or (ii) that is not associated with personally identifiable information. "Adware" means any software that causes advertising to pop-up as a new window (over or under) on the user's computer based on the user's online activity (other than advertisements that Company serves to visitors to the Company's web site domains while those customers are visiting or exiting such domains) or which is used to distribute Spyware. Each of the Company's applications can be readily uninstalled by users using commercially available uninstall utilities, and no such application, if uninstalled, can reinstall itself without the consent of such users; provided that Company makes no representation or warranty that such uninstall process will always operate without error.

        Section 4.16    Certain Contracts; Leases.    Section 4.16 of the Company Disclosure Schedule sets forth each contract, arrangement, commitment or understanding (whether written or oral) to which it or its Subsidiaries is a party:

        (a)   that is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement;

        (b)   that materially restricts the conduct of any line of business by the Company or upon consummation of the transactions contemplated by this Agreement will restrict the conduct of any line of business by Parent, or Parent's Subsidiaries or the ability of Parent or any of Parent's Subsidiaries to engage in any line of business;

        (c)   that upon consummation of the transactions contemplated by this Agreement will subject any of the Company or any of its Subsidiaries to any exclusivity arrangements with or to a labor union or guild (including any collective bargaining agreement);

        (d)   (other than any plan or agreement covered by Section 4.12 hereof) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any stockholder approval or the consummation of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

        (e)   that is with Google, Inc. or any of its Subsidiaries ("Google");

        (f)    that is a material license or contract relating to Company Intellectual Property; or

        (g)   the absence, breach, non-performance, amendment or termination of which would have a Material Adverse Effect on the Company.

        Each contract, arrangement, commitment or understanding of the type described in this Section 4.16 is referred to herein as a "Company Contract," and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto which would have, individually or in the aggregate, a Material Adverse Effect on the Company, or with respect to a Company Contract described in Section 4.16(b), a Material Adverse Effect on Parent following the Merger. The Company has heretofore made available to Parent, or publicly filed with the SEC, a true and complete copy of each Company Contract. Except for those Company Contracts marked with an asterisk (*) as set forth in Section 4.16 of the Company Disclosure Schedule, no Company Contract requires the consent of any other contracting party to prevent a breach of, or a default under, or a termination, change in the terms or conditions or modification of, such Company Contract as a result of the consummation of the transactions contemplated hereby.

          (h)   (i) Each Company Contract is valid and binding on the Company or any of its Subsidiaries, as applicable, and in full force and effect, (ii) the Company and each of its Subsidiaries has in all material respects performed all material obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

          (i)    Section 4.16(i) of the Company Disclosure Schedule sets forth a complete and accurate list and description of all real property leased, subleased or otherwise occupied by the Company or its Subsidiaries (the "Leased Real Property"). The Company and its Subsidiaries do not own any real property. All of the leases or subleases of the Leased Real Property (the "Leases") are valid, binding and in full force and effect. No Lease is subject to any mortgage, pledge, lien, encumbrance, sublease, assignment, license or other agreement granting to any third party any interest in such Lease or any right to the use or occupancy of any Leased Real Property. The Company, a Subsidiary or valid sublessee, as lessee under each Lease, is now in possession of all of the applicable Leased Real Property. To the Knowledge of the Company, there is no pending or threatened proceeding that might interfere in any material respect with the quiet enjoyment of each lessee. To the Company's Knowledge, the Company or a Subsidiary has performed all material obligations required to be performed by it to date under each Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or such Subsidiary under any such Lease. The Company or a Subsidiary has exercised within the time prescribed in each Lease any option provided therein to extend or renew the term thereof. As used herein, the term "Lease" shall also include subleases, the term "lessor" shall also include any sublessor, and the term "lessee" shall also include any sublessee.

        Section 4.17    Undisclosed Liabilities.    Except for those liabilities that are disclosed in the footnotes to or reserved against on the Company Financial Statements (and only to the extent of such disclosure or reserve) and for liabilities incurred in the ordinary course of business consistent with past practice which have not had or would not have, individually or in the aggregate, a Material Adverse Effect on the Company, since December 31, 2004, neither the Company nor any of its Subsidiaries have incurred any liability of any nature whatsoever (whether absolute, accrued, determined, determinable, contingent or otherwise and whether due or to become due).

        Section 4.18    Insurance.    The Company and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which, in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies and their subsidiaries in the same or similar lines of business as the Company and its Subsidiaries and comparable in size and operations to the Company and its Subsidiaries. The Company has made available to Parent a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries (the "Insurance Policies"). Each of such Insurance Policies is in full force and effect as of the date of this Agreement. From December 31, 2002 through the date hereof, none of the Company or any of its Subsidiaries has received any notice or other communication regarding any actual or possible (a) cancellation of any Insurance Policy that has not been renewed in the ordinary course without any lapse in coverage, (b) invalidation of any Insurance Policy, (c) refusal of any coverage or rejection of any material claim under any Insurance Policy, or (d) material adjustment in the amount of the premiums payable with respect to any Insurance Policy.

        Section 4.19    Environmental Liability.    Except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that reasonably could result in the imposition, on the Company of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance relating to human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the Company's Knowledge, threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and the Company is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability or obligation.

        Section 4.20    State Takeover Laws.    No "fair price," "moratorium," "control share acquisition" or other anti-takeover statute (including Section 203 of the DGCL) is applicable to the Merger or to any of the transactions contemplated by this Agreement.

        Section 4.21    Registration Statement.    None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in the Registration Statement (as defined herein) will, at the time such Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by Parent, Merger Sub and/or by their auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Registration Statement.

        Section 4.22    Transactions with Affiliates.    Except as set forth in the Company Reports or compensation or other employment arrangements in the ordinary course, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any affiliate (including any officer or director) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand ("Company Affiliate Transactions").

        Section 4.23    Opinions of Financial Advisors.    The Company's Board of Directors has received the opinions, dated as of the date hereof, of Allen & Company and Citigroup Global Markets to the effect that the Exchange Ratio in the Merger is fair to holders of Company Common Stock from a financial point of view as of such date. Such opinion has not been withdrawn or modified in any material respect.

        Section 4.24    Relationship with Google.    Since December 31, 2004 there has not been any adverse change in the business relationship of the Company or any of its Subsidiaries with Google. Neither the Company nor any of its Subsidiaries have received, prior to the date hereof, notice of (i) Google's intention to breach, terminate, or alter any contract between Google and the Company or any of its Subsidiaries, or (ii) early termination of, or a request for a concession by, the Company or any of its Subsidiaries of any such contract, or (iii) Google's belief that the Company or any of its Subsidiaries are not in compliance with any such contract.

        Section 4.25    Traffic Metrics.    Section 4.25 of the Company Disclosure Schedule sets forth certain web site "traffic metrics," and the data contained therein fairly presents the specified internet traffic of the Company and its Subsidiaries for the periods indicated therein.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Except as disclosed in the corresponding number and subsection of the Parent disclosure schedule delivered to the Company concurrently herewith (the "Parent Disclosure Schedule"), or in such other number and subsection of the Parent Disclosure Schedule where the applicability of such exception is reasonably apparent, as an inducement to the Company entering into this Agreement and completing the transactions contemplated hereby, Parent and Merger Sub hereby represent and warrant to the Company as follows:

        Section 5.1    Corporate Organization.    Each of Parent, the Merger Sub and the Subsidiaries of Parent is duly organized and validly existing as an entity in good standing under the laws of the jurisdiction of its incorporation, except, with respect to the Subsidiaries of Parent, as would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent, Merger Sub and the Subsidiaries of Parent has the power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent, Merger Sub and the Subsidiaries of Parent is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Parent has previously made available true and complete copies of (i) the Certificate of Incorporation of Parent and the Bylaws of Parent, each as in effect as of the date of this Agreement, and (ii) the minutes of the meetings of the Board of Directors and any Committee thereof in respect of meetings of the Board of Directors and such Committees held since January 31, 2003 through the date hereof for which minutes have been prepared and approved.

        Section 5.2    Capitalization.    As of the date hereof, the authorized capital stock of Parent consists of 1,600,000,000 shares of Parent Common Stock, 400,000,000 shares of Class B common stock, par value $.01 per share ("Parent Class B Common Stock") and 100,000,000 shares of preferred stock, par value $.01 per share ("Parent Preferred Stock"), of which 13,125,000 shares have been designated as "Series A Cumulative Convertible Preferred Stock" (the "Series A Preferred Stock"). At the close of business on February 28, 2005, (a) 699,118,128 shares of Parent Common Stock were issued, 634,907,937 shares of Parent Common Stock were outstanding, 64,629,996 shares of Parent Class B Common Stock were issued and outstanding and 13,118,182 shares of Series A Preferred Stock were issued and outstanding, in each case, except as disclosed in the Parent's proxy statement dated May 10, 2004 (the "Parent Proxy Statement"), not subject to any preemptive rights, and (b) 64,210,191 shares of Parent Common Stock, no shares of Parent Class B Common Stock and no shares of Parent Preferred Stock were held in treasury by Parent or by Subsidiaries of Parent. All of the outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. As of the close of business on February 28, 2005, other than (a) options to purchase 75,609,969 shares of Parent Common Stock issued pursuant to employee benefit plans and agreements of Parent, (b) 71,152,538 shares of Parent Common Stock issuable upon exercise of outstanding warrants, (c) up to a maximum of 25,720,819 and 64,629,996 shares of Parent Common Stock issuable upon conversion of Series A Preferred Stock and Parent Class B Common Stock, respectively, (d) 263,318 restricted shares of Parent Common Stock, (e) 12,220,846 shares of Parent Common Stock issuable in respect of restricted stock units and (f) 36,276 deferred share units of Parent Common

Stock issued pursuant to Parent's Non-Employee Directors Deferred Compensation Plan, each unit representing one share of Parent Common Stock, (x) there are no options, warrants, rights, puts, calls, commitments or other contracts, arrangements or understandings issued by or binding upon Parent or any Subsidiary of Parent requiring or providing for, and (y) there are no outstanding debt or equity securities of Parent or any Subsidiary of Parent which upon the conversion, exchange or exercise thereof would require or provide for the issuance by Parent or any Subsidiary of Parent of any new or additional shares of Parent Common Stock (or any other securities of Parent or any Subsidiary of Parent) which, with or without notice, lapse of time and/or payment of monies, are or would be convertible into or exercisable or exchangeable for Parent Common Stock (or any other securities of Parent or any Subsidiary of Parent). Since December 31, 2004 through the date hereof, neither Parent has nor any Subsidiary of Parent thereof has issued any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than as disclosed in Section 5.2 of the Parent Disclosure Schedule or pursuant to the exercise of employee stock options granted prior to such date and the vesting of restricted stock units. The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which, as of the date hereof, 100 shares are issued and outstanding and held solely by Parent. There are no options, warrants, rights, agreements or understandings that could give rise to the acquisition of equity in Merger Sub by any person other than Parent. The shares of Parent Common Stock to be issued in the Merger will, upon issuance, be validly issued, fully paid, nonassessable, not subject to any preemptive rights and free and clear of all security interests, liens, claims, pledges or other encumbrances of any nature whatsoever (in each case to which Parent is a party).

        Section 5.3    Authority; No Violation.    (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been unanimously, duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly and validly approved and declared advisable by the Board of Directors of each of Parent and Merger Sub. No vote of Parent's stockholders is required in connection with the Merger. No other corporate proceedings on the part of Parent and Merger Sub are necessary to approve this Agreement and to consummate the transactions contemplated hereby, other than the approval by Parent as the sole stockholder of Merger Sub of this Agreement (which shall be obtained prior to the Effective Time). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

          (b)   Neither the execution and delivery of this Agreement by each of Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Restated Certificate of Incorporation or Bylaws of Parent, or the Certificate of Incorporation or Bylaws of Merger Sub, or violate or conflict with any agreement or instrument pursuant to which any shares of capital stock of Parent or Merger Sub, or securities exercisable for or convertible into shares of capital stock of Parent or Merger Sub, have been issued, or (ii) subject to the making of the filings referred to in Section 5.5 and the effectiveness of such filings and/or receipt of the consents and approvals in connection therewith, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or Merger Sub or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any Subsidiary of Parent under, or require any increased payment under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Merger Sub or any Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, losses of benefits, cancellations, accelerations, Liens or payments which, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

        Section 5.4    SEC Reports; Financial Statements.    (a) Parent has made available to the Company an accurate and complete copy of each (i) report, schedule, final registration statement, prospectus, and definitive proxy statement filed by Parent with the SEC on or after January 1, 2002 and prior to the date hereof (the "Parent Reports"), which are all the forms, reports and documents required to be filed by Parent with the SEC since such date; and (ii) communication mailed by Parent to its stockholder since January 1, 2004 and prior to the date hereof. As of their respective dates, the Parent Reports and communications (A) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the published rules and regulations of the SEC thereunder applicable thereto, and (B) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date.

          (b)   Parent has previously made available to the Company copies of the consolidated balance sheets (the "Parent 10-K Balance Sheets") of Parent and its Subsidiaries as of December 31, 2003 and December 31, 2004, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the fiscal years ended December 31, 2003 and December 31, 2004, as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC under the Exchange Act (as defined herein) (such financial statements included in such Annual Report on Form 10-K, together with the Parent 10-K Balance Sheets, the "Parent Financial Statements"), in each case, accompanied by the audit report of Ernst & Young LLP, independent public accountants with respect to Parent. The Parent Financial Statements (including the related notes) (i) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the consolidated results of operations, cash flows and, changes in stockholders' equity (deficit), of Parent and its Subsidiaries for the years indicated, (ii) have been prepared consistent with the books and records of Parent and its Subsidiaries and consistent with Parent's accounting policies and procedures, each in a manner consistent with prior financial statements of Parent (except for adoption of accounting pronouncements and other changes in accounting policy, each as disclosed in the Parent Reports), (iii) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

        Section 5.5    Consents and Approvals.    Except for (a) the filing of the pre-merger notification report under the HSR Act, (b) the filing with the SEC of (i) the Proxy Statement/Prospectus, (ii) a Registration Statement of Parent on Form S-4 with respect to shares of Parent Common Stock which may be issued to stockholders of the Company in the Merger or pursuant to converted Company

Options (together with any amendments or supplements thereto, the "Registration Statement") and (iii) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (c) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement, (d) the filing of applications for the authorization of quotation on NASDAQ or such other national exchange on which the Parent Common Stock is quoted or listed at the Effective Time of the Parent Common Stock issuable under this Agreement, (e) the Company Stockholder Approval, (f) the filings with any Governmental Entity as required under applicable law in each case as expressly set forth in Section 5.5 of the Parent Disclosure Schedule, (g) the filing of the Certificate of Merger and the Amended and Restated Certificate of Incorporation of the Surviving Corporation with the Secretary of State of the State of Delaware pursuant to the DGCL, and (h) consents and approvals previously obtained, (i) such filings, consents and approvals in respect of the Company Permits (without giving effect to the materiality qualifier contained in the definition thereof) as are required by applicable law and (j) such other consents, approvals or filings the failure of which to obtain or make would not, individually or in the aggregate, have a Material Adverse Effect on Parent, no consents or approvals of or filings or registrations with any Governmental Entity or third party are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent or Merger Sub of the transactions contemplated hereby. As of the date hereof, to Parent's Knowledge, there is no reason why the receipt of any such consents or approvals will not be obtained in a customary time frame once complete and appropriate filings have been made by the Company and Parent.

        Section 5.6    Securities Law Matters.

        (a)   With respect to each Annual Report on Form 10-K and each Quarterly Report on Form 10-Q included in the Parent Reports, the financial statements and other financial information included in such reports fairly present in all material respects the financial condition as of the dates thereof and the results of operations for the periods then ended of Parent and its consolidated Subsidiaries.

          (b)   There are no significant deficiencies or material weaknesses in either the design or operation of internal controls of Parent that are reasonably likely to adversely affect the ability of Parent to record, process, summarize and report financial information. With respect to periods after January 1, 2002, Parent has no knowledge of any fraud or suspected fraud involving (x) management of Parent (including its consolidated Subsidiaries) who have a significant role in the internal controls related to financial reporting, (y) any employees of Parent (including its consolidated Subsidiaries) where such fraud could have a material effect on the consolidated financial statements of Parent or (z) any officer or employee of Parent whose role, actions or activities would be required to be considered in certifying internal controls of Parent pursuant to Section 404 of the Sarbanes Oxley Act of 2002.

          (c)   Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act); such disclosure controls and procedures are designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent's principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared; and such disclosure controls and procedures are effective in timely alerting Parent's principal executive officer and its principal financial officer to material information required to be included in Parent's periodic reports required under the Exchange Act.

        Section 5.7    Compliance with Applicable Law.    Except as set forth in Section 5.7 of the Parent Disclosure Schedule, neither Parent nor any of the Subsidiaries of Parent is in conflict with, is in default or violation of, or has since December 31, 2001 been investigated for, or charged by any

Governmental Entity with, a violation of any material law, rule, regulation, order, judgment or decree applicable to Parent or any of the Subsidiaries of Parent or by which they or any of their respective properties is bound or affected which would reasonably be likely to have a Material Adverse Effect on Parent. In furtherance and not in limitation of the foregoing, neither Parent nor any of its Subsidiaries has, directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any government official or other governmental party, in the United States or any other country, which is in any manner related to the business or operations of such entities and which is or was illegal under any applicable law (including, without limitation, the U.S. Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder).

        Section 5.8    Intellectual Property.    To the Knowledge of Parent, (a) except as would not, individually or in the aggregate have a Material Adverse Effect on Parent, Parent or its Subsidiaries own or otherwise have the right to use the Intellectual Property rights that are material to the operation of their current business activities, (b) Parent and its Subsidiaries are not in material breach of any of the license agreements or other agreements covering the Intellectual Property licensed by Parent or its Subsidiaries, except for any breaches that would not, individually or in the aggregate, have a Material Adverse Effect on Parent, (c) the present business activities or products of Parent and its Subsidiaries do not infringe in any material respect any Intellectual Property of others, except for any infringing activity that would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

        Section 5.9    Undisclosed Liabilities.    Except for those liabilities that are disclosed in the footnotes to or reserved against on the Parent Financial Statements (and only to the extent of such disclosure or reserve) and for liabilities incurred in the ordinary course of business consistent with past practice which have not had or would not have, individually or in the aggregate, a Material Adverse Effect on Parent, since December 31, 2004, neither Parent nor any of its Subsidiaries have incurred any liability of any nature whatsoever (whether absolute, accrued, determined, determinable, contingent or otherwise and whether due or to become due).

        Section 5.10    Conduct of Business.    Merger Sub is a corporation formed solely for the purpose of consummating the Merger and the other transactions contemplated hereby and has not engaged in any business activity except as contemplated by this Agreement.

        Section 5.11    Broker's Fees.    None of Parent, the Subsidiaries of Parent, Merger Sub or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees payable on behalf of Parent in connection with the Merger or the other transactions contemplated by this Agreement.

        Section 5.12    Taxes and Tax Returns.    Each of Parent and the Parent Subsidiaries has duly and timely filed all material Tax Returns required to be filed by it, each of Parent and the Parent Subsidiaries has duly paid or made adequate provision in accordance with GAAP in the Parent 10-K Balance Sheet for the payment of all material Taxes (as defined herein) which have become due as of the date thereof, and have withheld from their employees all material Taxes required to have been withheld and have paid over all such material Taxes to the proper governmental authority, and all such filed Tax Returns are accurate and complete in all material respects. There are no disputes pending or, to the knowledge of Parent, threatened, related to, or claims asserted for, material Taxes or assessments upon the Parent or any of the Parent Subsidiaries for which Parent does not have specific and adequate contingency reserves to the extent required by GAAP. To the knowledge of Parent, there are no material liens for Taxes upon any property or assets of Parent or Parent Subsidiaries, other than liens for Taxes that are not delinquent. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any material federal income Taxes of Parent or any of the Parent Subsidiaries for any period. To the knowledge of Parent, there are no current claims by any taxing authority in any jurisdiction where Parent or any of the Parent Subsidiaries currently does not file income Tax Returns that Parent or any of the Parent Subsidiaries is or may be subject to material income Tax in such jurisdiction. Neither Parent nor any of the Parent Subsidiaries is a party to any material Tax sharing, allocation or indemnification agreement or arrangement, other than such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business. Neither Parent nor any of the Parent Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than the affiliated group of which Parent is the common parent or of which such Parent Subsidiary was the common parent) or has any material liability for the Taxes of any person (other than Parent or any of the Parent Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law.

        Section 5.13    Certain Other Tax Matters.    Parent and its affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. The parties agree that none of the transactions contemplated by this Agreement could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 5.14    Registration Statement.    None of the information supplied or to be supplied by Parent in writing for inclusion or incorporation by reference in the Registration Statement will, at the time any Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company and/or its auditors, legal counsel, financial advisors or other consultants or advisors specifically for inclusion or incorporation by reference in the Registration Statement. The Registration Statement, including the prospectus contained therein (as supplemented or amended prior to the Effective Time), will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated by the SEC thereunder.

        Section 5.15    Absence of Certain Changes or Events.    Since December 31, 2004, no event or events have occurred which have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

        Section 5.16    Legal Proceedings.    Except as disclosed in the Parent Reports filed prior to the date hereof, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Parent's Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries, in each case other than such proceedings, claims actions or investigations which would not, individually or in the aggregate, (a) result in any material fines, judgments or amounts paid in settlement, (b) if adversely determined against Parent or any of the Subsidiaries of Parent, restrict in any material respect the conduct of the business of Parent and the Subsidiaries of Parent or (c) as of the date hereof, challenge the validity or propriety of the transactions contemplated by this Agreement.

        Section 5.17    Ownership of Company Common Stock.    As of the date hereof, Parent owns no shares of Company Common Stock. No subsidiary of Parent, including Merger Sub, owns any shares of Company Common Stock. Parent has not taken any action in its capacity as a stockholder of the Company that would cause Section 203 of the Delaware Statute to be applicable to this Agreement or the Merger.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

        Section 6.1    Conduct of Businesses Prior to the Merger Closing.    Commencing upon execution of this Agreement and continuing through to the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1, except as expressly contemplated or permitted by this Agreement or as disclosed in Section 6.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to (a) conduct its business in the ordinary course consistent with past practices, (b) use reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and to retain the services of its key officers and key employees, and (c) take no action which would reasonably be likely to adversely affect or delay the ability of any of the parties from obtaining any necessary approvals of any regulatory agency or other governmental authority required for the transactions contemplated hereby, performing its covenants and agreements under this Agreement or consummating the transactions contemplated hereby or otherwise delay or prohibit consummation of the Merger or other transactions contemplated by this Agreement.

        Section 6.2    Forbearances.    Commencing upon execution of this Agreement and continuing through to the earlier of the Closing or the termination of this Agreement pursuant to Section 9.1, except as set forth in Section 6.2 of the Company Disclosure Schedule or expressly contemplated by this Agreement, the Company shall not, and the Company shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

        (a)   incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance, in excess of $5,000,000 in the aggregate;

        (b)   adjust, split, combine or reclassify any capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

        (c)   make, declare or pay any dividend other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent or to another direct or indirect wholly owned Subsidiary of the Company, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options issued and outstanding as of the date hereof under the Company Stock Plans;

        (d)   subject to Section 6.2(l), grant to any individual, corporation or other entity any right to acquire shares of its capital stock;

        (e)   issue any shares of capital stock of the Company, except pursuant to the exercise of stock options outstanding as of the date hereof under the Company Stock Plans, or any other securities convertible into shares of Company Common Stock issued and outstanding as of the date hereof and in accordance with its terms;

        (f)    INTENTIONALLY LEFT BLANK

        (g)   amend or terminate the Rights Agreement, other than in connection with a transaction entered into pursuant to Section 9.1(e);

        (h)   sell, transfer, mortgage, encumber or otherwise dispose of any of its lines of business or any of its material properties or assets to any individual, corporation or other entity, other than to a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, except pursuant to contracts or agreements in force at the date thereof or, in the case of cancellation or release of material indebtedness, as a result of debt collections;

        (i)    pay, or agree to pay, cash consideration of more than $25,000,000 in the aggregate, whether by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than to a wholly owned Subsidiary of the Company or any wholly owned Subsidiary thereof;

        (j)    terminate, or amend or waive any material provision of, any Company Contract, as the case may be, or make any material change in any instrument or agreement governing the terms of any lease or contract;

        (k)   establish, adopt, amend or terminate any Company Benefit Plan, or amend the terms of any outstanding equity based award;

        (l)    (i) establish, or increase compensation or benefits provided under, or make any payment not required by, any stay, bonus, incentive, insurance, severance, termination, change of control, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, restricted stock awards or similar instruments), stock purchase or other employee benefit plan, program, policy, or agreement or arrangement or (ii) otherwise increase or accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers or those of any Subsidiary, or otherwise pay any amounts not due such individual, (iii) enter into any new or amend any existing employment or consulting agreement with any director, officer, employees, consultants or service provider or retain the services of any such person if the compensation (base and bonus) shall exceed $250,000 or (iv) establish, adopt or enter into any collective bargaining agreement, except in each of clauses (i) and (ii), as may be required to comply with applicable law or existing contractual arrangements;

        (m)  settle any material claim, action or proceeding;

        (n)   amend its certificate of incorporation or its bylaws or, in the case of the Company, enter into any agreement with its stockholders in their capacity as such;

        (o)   take any action that is intended or would reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue such that the condition set forth in Section 8.3(a) shall be incapable of satisfaction;

        (p)   other than in the ordinary course of business consistent with past practice, (i) sell, assign, otherwise transfer, sublicense or enter into any material license agreement with respect to any Company Intellectual Property used by it in its business or buy or enter into any material license agreement with respect to Third Party Intellectual Property; (ii) sell, license or transfer to any person or entity any material rights to any Company Intellectual Property Rights used by it in its business; or (iii) enter into or materially amend any Company Contract, as the case may be, pursuant to which any other party is granted marketing or distribution rights of any type or scope with respect to any material products or services of its or any of its Subsidiaries;

        (q)   enter into any "non-compete" or similar agreement that would materially restrict the businesses of the Surviving Corporation or its Subsidiaries following the Effective Time or that reasonably would be expected to restrict the businesses of Parent and its Subsidiaries (excluding the Surviving Corporation and its Subsidiaries);

        (r)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of such entity, other than in relation to a wholly owned Subsidiary of the Company or any wholly owned Subsidiary thereof, and other than a merger of a wholly owned Subsidiary of the Company or any wholly owned Subsidiary thereof with or into a third party in which the sole consideration to be issued in such transaction to such third party is cash solely to the extent such transaction is permitted by, and is in accordance with, clause (i) of this Section 6.2;

        (s)   implement or adopt any change in its accounting principles, practices or methods, other than as consistent with or as may be required by law, GAAP or regulatory guidelines;

        (t)    settle or compromise any material liability for Taxes, file any material amended Tax Return, file any material Tax Return in a materially inconsistent manner with past practice (except as otherwise required by law), make any material Tax election (other than in the ordinary course of business) or change any material method of accounting for Tax purposes;

        (u)   enter into any new, or amend or otherwise alter any current, Company Affiliate Transaction; or

        (v)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2.

        Section 6.3    Certain Tax Matters.    Commencing upon execution of this Agreement and continuing through to the Closing, each Party hereto shall use commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would or could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

ARTICLE VII

ADDITIONAL AGREEMENTS

        Section 7.1    Regulatory Matters.    (a) As promptly as practicable after the date hereof, Parent shall prepare and file with the SEC the Registration Statement, which will contain (i) the prospectus of Parent relating to the shares of Parent Common Stock (including shares of Parent Common Stock issuable pursuant to Company Options converted into Parent Options in accordance with Section 3.3, and the conversion of Company Notes; and (ii) the proxy statement of the Company relating to the Stockholder Meeting (collectively, the "Proxy Statement/Prospectus"). Each of Parent and the Company shall use their respective reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter promptly mail or deliver the Proxy Statement/Prospectus to its stockholders. Each of Parent and the Company shall use its reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

        (b)   The Parties shall cooperate with each other and use reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of material non-public information, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement, provided, that Parent or the Company may restrict access to such documents that discuss the pricing or valuation of the other Party or its businesses. In exercising the foregoing right, each of the Parties shall act reasonably, in good faith and as promptly as reasonably practicable. The Parties agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated herein.

        (c)   Parent and the Company shall, upon request, furnish the other Parties with all information concerning themselves, their Subsidiaries and their Subsidiaries' affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary for the preparation and filing in compliance with applicable legal requirements of the Proxy Statement/Prospectus, the Registration Statement or any other legally required statement, filing, notice or application made by or on behalf of Parent or the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

        (d)   The Company and Parent shall, and Parent shall cause Merger Sub to, promptly advise the other Parties upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval (as defined herein) will not be obtained or that the receipt of any such approval may be materially delayed. Subject to applicable laws relating to the exchange of material non-public information, such Party shall provide a copy of such communication to the other Party promptly upon request.

        (e)   The separation of Parent into two separate companies which is expected to occur in the second quarter of 2005 (the "Parent Spin-Off") will not be effected in a manner that will jeopardize the status of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Parent shall not take any action that, for federal income tax purposes, will cause the Parent Spin-Off to result in the recognition of material gain or loss by any Company stockholder as a result of any distribution with respect to shares of Parent Common Stock acquired by such Company shareholder in the Merger. Parent shall not effect or consummate the Parent Spin-Off until after the transactions contemplated by this Agreement shall have been consummated.

        Section 7.2    Access to Information.    (a) Upon reasonable notice and subject to applicable laws relating to the exchange of material non-public information, each of the Parties shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other Parties, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, in order to reasonably verify the representations and warranties of the other Party herein and to the extent otherwise reasonably required for the transactions contemplated by this Agreement. During such period, each of the Parties shall, and shall cause their respective Subsidiaries to, make available to the other Parties: (i) a copy of each report, schedule, registration statement, SEC comment letter and other document filed or received by it during such period pursuant to the requirements of federal securities laws (other than reports or documents which such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as such other Parties may reasonably request. No Party shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of its customers, jeopardize the attorney-client or work product or other legally recognized privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding written agreement entered into prior to the date of this Agreement. The Parties will in good faith consider and seek to implement reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)   Each of the Parties shall hold all information furnished by or on behalf of any other Party or any of such Party's Subsidiaries or representatives pursuant to Section 7.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Non-Disclosure Agreement between Parent and the Company, dated as of January 10, 2005 (the "Confidentiality Agreement"). The Parties acknowledge and agree that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby shall not be deemed a breach or violation of the Confidentiality Agreement.

        (c)   No investigation by any of the Parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

        Section 7.3    Acquisition Transactions.    (a) After the date hereof and prior to the Effective Time, the Company agrees that neither it, nor any of its Subsidiaries, nor any of the officers and directors of it or its Subsidiaries shall, and that it shall use its commercially reasonable efforts to cause its and its Subsidiaries' employees, attorneys, accountants, investment bankers, financial advisors or other agents acting on the Company's behalf, not to initiate, solicit, negotiate, encourage or provide non-public or confidential information or in any way facilitate any proposal or offer to acquire more than twenty-five percent (25%) of the business, properties or assets of the Company, or fifteen percent (15%) of the capital stock or voting power of the Company or its Subsidiaries, in each case, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (any such transactions being referred to herein as an "Acquisition Transaction").

        (b)   Notwithstanding the provisions of paragraph (a) above but subject to compliance with Section 7.3(c), (i) the Company or the Board of Directors of the Company may, directly or indirectly through advisors, agents or other intermediaries, prior to receipt of the Company Stockholders Approval, in response to a bona fide written offer or proposal not solicited in violation of Section 7.3(a) with respect to a potential or proposed Acquisition Transaction ("Acquisition Proposal") from a corporation, partnership, person or other entity or group (a "Potential Acquirer") (a) which the Company's Board of Directors determines, in good faith and after consultation with an independent financial advisor of nationally recognized reputation, would reasonably be expected to result (if consummated pursuant to its terms) in an Acquisition Transaction more favorable to the Company's stockholders than the Merger (a "Qualifying Proposal"), (b) which the Company's Board of Directors determines, in good faith, is reasonably possible to consummate, and (c) where the Company's Board of Directors after consultation with its independent outside legal counsel determines in good faith that the failure to engage in such action reasonably would be likely to cause the members of the Board of Directors of the Company to breach their fiduciary duties under applicable law, furnish confidential or non-public information to (provided that the Company and the Potential Acquirer shall have fully executed and delivered a confidentiality agreement containing terms at least as stringent as the terms of the Confidentiality Agreement, but explicitly permitting the Company to disclose to Parent the terms of the Acquisition Proposal), and negotiate with, such Potential Acquirer, and may resolve to accept, or recommend, and, upon termination of this Agreement in accordance with Section 9.1(e) and after payment to Parent of the fee pursuant to Section 9.2(b), enter into agreements relating to, a Qualifying Proposal as to which the Company's Board of Directors (x) has determined in good faith after consultation with an independent financial advisor of nationally recognized reputation would result in an Acquisition Transaction more favorable to the Company's stockholders than the Merger and is reasonably capable of being financed and consummated (such Qualifying Proposal being a "Superior Proposal") and (y) after consultation with its independent outside legal counsel determines in good faith that failure to engage in such action would cause the members of the Board of Directors of the Company to breach their fiduciary duties under applicable law and (ii) the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act or otherwise make disclosure required by the federal securities laws. It is understood and agreed that negotiations and other activities conducted in accordance with this paragraph (b) shall not constitute a violation of paragraph (a) of this Section 7.3.

        (c)   The Company shall notify Parent orally and in writing promptly, but in no event later than two Business Days, after receipt of any Acquisition Proposal, indication of interest or request for non-public information relating to the Company or its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any Subsidiary by any person or entity that after the date hereof informs the Board of Directors of the Company or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall indicate the identity of the offeror.

        (d)   The Company shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than the Parties with respect to any of the foregoing; provided, however, that neither the Company nor any of its affiliates shall waive any standstill or confidentiality provisions.

        (e)   The Company shall promptly provide to Parent any information regarding the Company or its Subsidiaries provided to any corporation, partnership, person or other entity or group making an Acquisition Proposal, unless such information has been previously provided to Parent.

        Section 7.4    Stockholders' Approval.    The Company shall use reasonable efforts to cause a special meeting of stockholders of the Company (the "Stockholder Meeting") to be held as soon as practicable after the Registration Statement is declared effective by the SEC and the Proxy Statement/Prospectus is available to be mailed to the Company Stockholders for the purpose of obtaining the requisite stockholder approval of this Agreement (the "Stockholder Proposal"). The Company's Board of Directors shall use its reasonable efforts to obtain from the stockholders of the Company the vote required by the DGCL in favor of the approval of this Agreement and shall recommend to the stockholders of the Company that they so vote at the Stockholder Meeting or any adjournment or postponement thereof; provided that the Company's Board of Directors shall not be required to use such reasonable efforts to obtain the vote in favor of the approval of this Agreement or to make or continue to make such recommendation if such Board of Directors, after having consulted with and considered the advice of independent outside legal counsel, determines that the making of such reasonable best efforts to obtain the vote in favor of the approval of this Agreement or making or continuing to make such recommendation would cause the members of the Company's Board of Directors to breach their fiduciary duties under applicable laws. Notwithstanding anything to the contrary in this Agreement, unless this Agreement is earlier terminated in accordance with its terms, the Company shall be required to submit the Stockholder Proposal for approval by its stockholders at the Stockholder Meeting, whether with or without the recommendation of the Company's Board of Directors.

        Section 7.5    Legal Conditions to the Merger.    Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement (including Section 7.1(b)), (i) the Company shall not, without the prior written consent of Parent, agree to divest any assets or businesses of the Company or any of its affiliates or to in any way limit the ownership or operation of any business of the Company or its affiliates and (ii) neither Parent nor the Company shall be required to (x) divest or encumber any assets or corporations of Parent or the Company, respectively, or any of their respective affiliates that could reasonably be expected to have a Material Adverse Effect on Parent (assuming the Merger has been consummated) or to substantially impair the benefits to Parent and the Company expected, as of the date hereof, to be realized from consummation of the Merger, and neither Parent nor the Company shall be required to agree to or effect any divestiture, hold separate any business or take any other action that is not conditioned upon consummation of the Merger, or (y) enter into any agreements that in any way limit the ownership or operation of any business of Parent or the Company, respectively, or any of their respective affiliates.

        Section 7.6    Affiliates.    The Company shall use its reasonable efforts to cause each person, listed on Exhibit B hereto to deliver to Parent, as soon as practicable after the date of this Agreement, and in any event prior to the Effective Time, a written agreement, in the form of Exhibit C hereto, providing that such persons will not sell, pledge, transfer or otherwise dispose of any shares of Parent Common Stock to be received by such "affiliate" in the Merger, other than in compliance with Rule 145 under the Securities Act. Other than those persons listed on Exhibit B, there are no "affiliates" (for purposes of Rule 145 under the Securities Act) of the Company.

        Section 7.7    Stock Exchange Quotation or Listing.    Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger and upon exercise of Parent Options into which Company Options are converted pursuant to the Merger to be listed and authorized for quotation on NASDAQ or such other national exchange on which the Parent Common Stock may then be quoted or listed (subject only to official notice of issuance) prior to the Effective Time.

        Section 7.8    Additional Agreements.    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest, perfect or confirm of record or otherwise establish in the Surviving Corporation full right, title and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, (a) the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent, and (b) the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Surviving Corporation to take all such lawful and reasonably necessary or desirable action.

        Section 7.9    Advice of Changes.    Parent and the Company shall each promptly advise the other Party of any change or event having a Material Adverse Effect on it, and Parent and the Company shall each promptly advise the other of any change or event that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein such that the conditions contained in Sections 8.3(a) or 8.3(b) shall no longer be capable of satisfaction.

        Section 7.10    Section 16.    Prior to the Effective Time, each of the Company and Parent shall take all such steps as may be prudent or required to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to the Company Common Stock) and acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Securities) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.11    Directors' and Officers' Indemnification and Insurance.    (a) Parent shall, or shall cause the Surviving Corporation to maintain in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters or events occurring prior to the Effective Time to the extent available; provided, however, that in no event shall the Surviving Corporation or its affiliates be required to expend more than an amount per year equal to

250% of current annual premiums paid by the Company (which amounts under current policies are set forth in Section 7.11 of the Company Disclosure Schedule) (the "Maximum Premium") to maintain or procure insurance coverage pursuant hereto; and, provided, further that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation shall be obligated to obtain or to cause to be obtained a policy with the greatest coverage available for a cost not exceeding the Maximum Premium and provided, further, that if such insurance policies cannot be obtained at all, Parent or the Surviving Corporation shall be required to purchase all available extended reporting periods with respect to pre-existing insurance in an amount that, together with all other policies purchased pursuant to this Section 7.11(a), does not exceed the amount equal to the Maximum Premium multiplied by six.

        (b)   From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as such (or in such capacity in another corporation, partnership, joint venture, trust or other enterprise at the request of the Company) and existing or occurring at or prior to the Effective Time (including those matters relating to the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted to be so indemnified by the Surviving Corporation or such Subsidiary, as the case may be, under applicable law (including, without limitation, the advancement of reasonable attorney's fees and disbursements, which shall be paid, reimbursed or advanced by Parent or the Surviving Corporation prior to the final disposition thereof without the requirement of any bond or other security). Parent agrees that all rights to indemnification, expense advancement and exculpation existing in favor of the present and former directors and officers of the Company and its Subsidiaries as provided in the Company's or any such Subsidiary's certificate of incorporation and bylaws or existing indemnification agreements, as in effect as of the date hereof, with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect, without any amendment that would adversely affect the rights thereunder of the individuals who on or at any time prior to the Effective Time were entitled to rights thereunder.

        (c)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 7.11 is not prior to or in substitution for any such claims under such policies.

        (d)   If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.11.

        (e)   The rights of each Indemnified Party under this Section 7.11 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under Delaware law or any other applicable laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

        Section 7.12    Reorganization.    Following the Effective Time, neither the Company, the Surviving Corporation, Parent nor any of their affiliates shall take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would or could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        Section 7.13    Registration Statement    (a) If at any time prior to the date of the Stockholder Meeting, or any adjournment thereof, any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur which is required to be described in an amendment of, or a supplement to the Registration Statement, Parent shall notify the Company thereof in writing by reference to this Section 7.13(a) and shall describe such event in reasonable detail and shall reasonably cooperate with the Company (to the extent the Company's assistance or cooperation is reasonably required) in preparing and filing an amendment or supplement to the extent required by applicable law. Any such amendment or supplement shall be promptly filed with the SEC, and such amendment or supplement shall comply in all material respects with all provisions of the Securities Act.

        (b)   If at any time prior to the date of the Stockholder Meeting (as defined herein), or any adjournment thereof, any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur which is required to be described in an amendment of, or a supplement to the Registration Statement, the Company shall notify Parent thereof in writing by reference to this Section 7.13(b) and shall describe such event in reasonable and shall reasonably cooperate with Parent in preparing and filing an amendment or supplement to the extent required by applicable law. Any such amendment or supplement shall be promptly filed with the SEC and, as and to the extent required by law, disseminated to the stockholders of the Company, and such amendment or supplement shall comply in all material respects with all provisions of the Securities Act.

        Section 7.14    Employees

        (a)   Each of the employees employed as of the Closing Date by the Company or a Subsidiary is hereinafter referred to as a "Transferring Employee." Parent shall, or Parent shall cause the Company or a Subsidiary to, for the period beginning on the Closing Date and ending on December 31, 2005, provide to the Transferring Employees, who continue employment with the Company or a Subsidiary, salary and employee benefits that in the aggregate are substantially similar to the salary and benefits as provided by the Company and its Subsidiaries to such Transferring Employees as of immediately prior to the Closing Date. Parent agrees that it will not terminate or amend the Company severance plan in effect on the date hereof, a true and complete copy of which has previously been provided to Parent, for the period beginning on the Closing Date and ending on December 31, 2005 and such Company severance plan shall remain in full force and effect during such period for all Transferring Employees. Notwithstanding anything to the contrary in this Section 7.14, nothing in this Agreement shall limit the right of Parent or the Company to, subject to the immediately preceding sentence, modify, amend, suspend or terminate any Company Benefit Plan.

        (b)   Transferring Employees shall be credited for their length of service with the Company and any Subsidiary to the extent of the employee benefit plans maintained by Parent, the Company or a Subsidiary that cover such Transferring Employees on or after the Closing Date for purposes of eligibility, vesting and any pre-existing condition limitations, other than (i) under any defined benefit pension plan, (ii) to the extent that any such crediting of service would result in duplication of benefits, (iii) for purposes of eligibility for subsidized early retirement benefits or (iv) for any new program for which credit prior to the effective date of such program is not given to similarly situated employees of Parent other than the Transferring Employees.

        (c)   The health plans that cover the Transferring Employees in the plan year in which the Closing Date occurs shall credit such Transferring Employees with all co-payments, deductibles and similar amounts paid by the Transferring Employees under the applicable Company Benefits Plans prior to the Closing Date to the extent credited under the applicable Company Benefit Plans.

        (d)   No Transferring Employee or other current or former employee of the Company or any Subsidiary, including any beneficiary or dependent thereof, or any other person not a party to this Agreement, shall be entitled to assert any claim hereunder.

        Section 7.15    Obligations of Merger Sub.    Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

        Section 7.16    Dividends.    Parent shall not, and shall not permit any of its Subsidiaries to, make, declare or pay any dividend in cash other than cash dividends or distributions by a direct or indirect wholly owned Subsidiary of the Parent to its parent or to another direct or indirect wholly owned Subsidiary of Parent.

ARTICLE VIII

CONDITIONS

        Section 8.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of the Parties to effect the Merger shall be subject to the following conditions:

          (a)   Stockholder Approval. The Company Stockholder Approval shall have been obtained.

          (b)   Stock Exchange Listings. The shares of Parent Common Stock to be issued in the Merger shall have been authorized for quotation on NASDAQ or such other national exchange on which Parent Common Stock may be quoted or listed as of the Closing Date.

          (c)   Other Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated and all other material notifications, consents, authorizations and approvals required to be made or obtained from any Governmental Entity prior to the Effective Time shall have been made or obtained for the transactions contemplated by the Merger (all such approvals and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approval").

          (d)   Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e)   No Injunctions or Restraints; Illegality. No injunction prohibiting the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, materially restricts or makes illegal the consummation of the Merger, and there shall not have been instituted or threatened to be instituted any proceeding seeking an order, injunction or decree which prohibits, materially restricts or makes illegal the consummation of the Merger.

          (f)    Federal Tax Opinions.

  (i)
  The Company shall have received a written opinion of Gibson, Dunn & Crutcher LLP, dated the Closing Date, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations contained in certificates of officers of Parent and the Company.

  (ii)
  Parent shall have received a written opinion of Wachtell, Lipton, Rosen & Katz, dated the Closing Date, to the effect that the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and rely upon representations contained in certificates of officers of Parent and the Company.

  (iii)
  Parent and the Company agree to provide to counsel referred to in clauses (i) and (ii) such representations as such counsel reasonably requests in connection with rendering the opinions referred to therein.

        Section 8.2    Conditions to Obligations of the Company.    The obligations of the Company to effect the Merger are also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time, of the following conditions:

          (a)   Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 5.2(a) of this Agreement shall be materially true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be materially true and correct as of such other date), (ii) the representations and warranties of Parent set forth in this Agreement and qualified by Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), and (iii) all other representations and warranties of Parent set forth in this Agreement and not qualified by Material Adverse Effect, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct would not, when taken together, have a Material Adverse Effect on Parent. The Company shall have received certificates signed on behalf of Parent by an appropriate executive officer to such effect.

          (b)   Performance of Obligations. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received certificates signed on behalf of Parent by an appropriate executive officer to such effect.

        Section 8.3    Conditions to Obligations of Parent.    The obligations of Parent to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a)   Representations and Warranties. (i) the representations and warranties of the Company set forth in Section 4.2(a) of this Agreement shall be true and correct (other than insubstantial numerical inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct (other than insubstantial numerical inaccuracies) as of such other date), (ii) the representations and warranties of the Company set forth in this Agreement and qualified by Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), and (iii) the representations and warranties of the Company set forth in this Agreement and not qualified by Material Adverse Effect, disregarding all qualifications and exceptions contained therein relating to materiality, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which case such representations and warranties shall be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct would not, when taken together, have a Material Adverse Effect on the Company. Parent shall have received certificates signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

  (b)
  Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received certificates signed on behalf of the Company by an appropriate officer to such effect.

  (c)
  Consents. All consents listed on Section 8.3(c) of the Company Disclosure Schedule shall have been obtained and shall be in full force and effect.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

        Section 9.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after obtaining the Company Stockholder Approval:

          (a)   by mutual consent of Parent and the Company in a written instrument;

          (b)   by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, provided that the terminating party has fulfilled its obligations under Section 7.1;

          (c)   by Parent or the Company if the Effective Time shall not have occurred on or before the six-month anniversary of the date of this Agreement (the "Termination Date"), unless the failure of the Effective Time to occur by such date shall be principally due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth herein; provided, however, that if on such date each of the conditions set forth in Article VIII other than those set forth in Sections 8.1(a) and 8.1(c) has been fulfilled or is capable of being fulfilled, then such date shall be automatically extended to the nine-month anniversary of the date of this Agreement;

          (d)   (i) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein which breach either individually or in the aggregate would constitute, if occurring on the Closing Date, the failure of the conditions set forth in Sections 8.3(a) or Section 8.3(b) of this Agreement) if there shall have been a breach by Parent of any of its covenants or agreements or any of its representations or warranties set forth in this Agreement, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) of this Agreement, and which is not cured within fifteen (15) days following written notice to Parent or by its nature or timing cannot be cured prior to the Closing Date; or

          (ii)   by Parent (provided that neither Parent nor Merger Sub is then in material breach of any representation, warranty, covenant or other agreement contained herein which breach either individually or in the aggregate would constitute, if occurring on the Closing Date, the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) of this Agreement) if there shall have been a breach by the Company of any of its covenants or agreements or any of its representations or warranties set forth in this Agreement, which breach, in any such case, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 8.3(a) or Section 8.3(b) of this Agreement, and which is not cured as promptly as practicable and in any case within fifteen (15) days following written notice to the Company or by its nature or timing cannot be cured prior to the Closing Date;

          (e)   by the Company if, prior to receipt of the Company Stockholder Approval, (i) the Company receives a Superior Proposal, (ii) the Company shall have promptly (and in no event later than two calendar days, which shall include at least one Business Day, after forming such intention) notified Parent of its intention to terminate this Agreement pursuant to this Section 9.1(e), such notice to Parent to be in writing and to be accompanied by reasonable details of the terms and conditions of such Superior Proposal, including the identity of the offeror, a complete copy of each agreement contemplated to be entered into by the Company or its Subsidiaries in connection with the Superior Proposal, and the Company shall have otherwise complied with Section 7.3, (iii) if requested in good faith by Parent within two Business Days after receipt by Parent of such notice, the Company shall have negotiated and caused its respective financial and legal advisers to negotiate during the following three Business Day period with Parent to in good faith determine with Parent whether adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the transactions contemplated herein on such adjusted terms, and notwithstanding such negotiations and adjustments, the Board of Directors of the Company concludes, in its good faith judgment, that the transactions contemplated herein on such terms as adjusted, are not at least as favorable to the stockholders of the Company as such Superior Proposal and (iv) the Board of Directors of the Company thereafter resolves to accept such Superior Proposal after having consulted with, its independent outside legal counsel and determined in good faith that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law; provided, that such termination under this Section 9.1(e) shall not be effective until the Company or an Acquiring Person on behalf of the Company has made payment of the full fee required by Section 9.2(b); and provided, further, that if the Company's Board of Directors concludes that Parent's proposal under clause (iii) is at least as favorable to the stockholders of the Company as the Superior Proposal, this Agreement shall promptly be amended to reflect such terms and the Company shall no longer have the right herein with respect to such original Superior Proposal, unless and until it is subsequently adjusted to again constitute a Superior Proposal;

          (f)    by Parent, if the Board of Directors of the Company (i) shall have failed to recommend, or shall have withdrawn, or modified or amended in any respect materially adverse to Parent, its approval or recommendation of this Agreement or shall have resolved to do any of the foregoing, or (ii) shall have recommended another Acquisition Proposal or if the Board of Directors of the Company shall have resolved to accept a Superior Proposal or shall have failed to publicly affirm its approval or recommendation of this Agreement (or failed to publicly state that it cannot at such time make any recommendation pending completion of its analysis and discussions regarding the Acquisition Proposal consistent with the Company Board of Directors' fiduciary duties) within 10 days of Parent's request made after any Acquisition Proposal shall have been disclosed to the Company's stockholders generally; or

          (g)   by Parent or the Company if the stockholders of the Company fail to approve this Agreement upon a vote held at a duly held meeting of stockholders called for such purpose (including any adjournment or postponement thereof), but subject, in the case of termination by the Company, to its obligation to make the payment required by Section 9.2(b)(iv), if applicable.

        Section 9.2    Effect of Termination.    (a) In the event of termination of this Agreement by Parent or the Company as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub or the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 7.2(b), 10.2, 10.6, 10.7, 10.8 and this Section 9.2 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

          (b)   The Company agrees to pay to Parent a fee equal to $68.5 million, by wire transfer of immediately available funds, if:

              (i)  (A) the Company terminates this Agreement pursuant to Section 9.1(e) or (B) the Company terminates this Agreement pursuant to Section 9.1(c) and at such time Parent would have been permitted to terminate this Agreement pursuant to Section 9.1(f), which fee shall be payable prior to such termination;

             (ii)  Parent terminates this Agreement pursuant to Section 9.1(f), which fee shall be payable within two Business Days of such termination;

            (iii)  (A) the Company terminates this Agreement pursuant to Section 9.1(c) other than as a result of Parent's failure to proceed in a timely manner, (B) prior to such termination, a proposal for an Acquisition Transaction (other than pursuant to this Agreement) shall have been disclosed publicly or to the Company and (C) within 12 months following such termination, the Company, directly or indirectly, enters into an agreement for an Acquisition Transaction or an Acquisition Transaction is consummated, which fee shall be payable immediately upon the first to occur of either event described in this clause (C); or

            (iv)  this Agreement is terminated (A) pursuant to Section 9.1(g) and prior to the vote referred to in Section 9.1(g) a proposal for an Acquisition Transaction (other than pursuant to this Agreement) shall have been disclosed publicly, or (B) pursuant to Section 9.1(d)(ii) on the basis of a material breach by the Company of any covenant or agreement contained herein if prior to such breach a proposal for an Acquisition Transaction (other than pursuant to this Agreement) shall have been disclosed publicly or to the Company, provided in the case of clauses (A) or (B) that within 12 months of termination of this Agreement the Company, directly or indirectly, enters into an agreement for an Acquisition Transaction or an Acquisition Transaction is consummated, which fee shall be payable immediately upon the first to occur of either event described in this clause.

            For purposes of Sections 9.2(b)(iii) and 9.2(b)(iv), the percentage in the definition of "Acquisition Transaction" shall be thirty-three percent (33%) in lieu of both the twenty-five percent (25%) or fifteen percent (15%).

          (c)   The Company agrees to pay all fees and expenses actually incurred by Parent and Merger Sub in connection with the Agreement, not in excess of $3 million in the aggregate, by wire transfer of immediately available funds, if:

              (i)  a fee becomes payable pursuant to Section 9.2(b); or

             (ii)  this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii).

          (d)   Parent agrees to pay all fees and expenses actually incurred by the Company in connection with the Agreement, not in excess of $3 million in the aggregate, by wire transfer of immediately available funds, if this Agreement is terminated by the Company pursuant to Section 9.1(d)(i).

        Section 9.3    Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval; provided, however, that after the Company Stockholder Approval, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Company Common Stock other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed by Parent and the Company.

        Section 9.4    Extension; Waiver.    At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after the Company Stockholder Approval, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Company Common Stock hereunder, other than as contemplated by this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE X

GENERAL PROVISIONS

        Section 10.1    Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Closing or the termination of this Agreement pursuant to Section 9.1 except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Closing or are designated as surviving any such termination.

        Section 10.2    Expenses.    Except as set forth in Section 9.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement/Prospectus, and all filing and other fees paid to the SEC or in respect of HSR, in each case in connection with the Merger, shall be borne by Parent.

        Section 10.3    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), on the third Business Day after mailing if mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)   if to the Company, to:

    Ask Jeeves, Inc.
    555 12th Street, Suite 500
    Oakland, CA 94607
    Attention: Steven Berkowitz and Brett Robertson
    Telecopier: (510) 985-7507

    with a copy to:

    Gibson, Dunn & Crutcher LLP
    One Montgomery Street
    31st Floor
    San Francisco, California 94104
    Attention: Douglas D. Smith
    Telecopier: (415) 986-5309

    and

          (b)   if to Parent or Merger Sub, to:

    IAC/InterActiveCorp
    152 West 57th Street
    New York, NY 10019

    Attention: General Counsel
    Telecopier: (212) 314-7329

    with a copy to:

    Wachtell, Lipton, Rosen & Katz
    51 West 52nd Street
    New York, NY 10019
    Attention: David C. Karp, Esq.
    Telecopier: (212) 403-2000

        Section 10.4    Interpretation.    When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        Section 10.5    Counterparts.    This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

        Section 10.6    Entire Agreement.    This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior or contemporaneous agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof other than the Confidentiality Agreement.

        Section 10.7    Governing Law.    (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

        (b)   Each Party irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each Party hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The Parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

        (c)   To the extent that any Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each Party hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

        (d)   Each Party waives, to the fullest extent permitted by applicable laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement. Each Party certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section 10.7.

        Section 10.8    Publicity.    The initial press release concerning the execution of this Agreement, the Merger and the transactions contemplated hereby will be a joint release. Subject to Section 7.3(b), except as otherwise required by applicable law or the rules of NASDAQ, none of the Parties shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other Parties, which consent shall not be unreasonably withheld (provided that the consent of Parent shall be deemed to be the consent of Merger Sub). Prior to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior consent of Parent (which shall not be unreasonably delayed, conditioned or withheld) issue or cause the publication of any press release or other public announcement with respect to any material developments in the business strategy of the Company and its Subsidiaries, except for any such press release or public announcement required by applicable law or the rules of NASDAQ (in which case the Company shall, to the extent practicable, consult with Parent prior to making such release or announcement).

        Section 10.9    Assignment; Third Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the Parties any rights or remedies hereunder other than Section 7.11 which confers the rights stated therein.

        Section 10.10    Specific Enforcement.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached in any material respect. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. A Party is entitled to seek injunctive relief to prevent any breach and to enforce terms or provisions if such breach would serve as a basis of terminating this Agreement by such Party. No Party seeking such relief shall be required to post bond or other security or to prove the inadequacy of available remedies at law in order to obtain such relief. The rights provided by this section are in addition to any other remedy to which the Parties are entitled at law or in equity including an action seeking damages.

        Section 10.11    Severability.    If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

IAC/INTERACTIVECORP
By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Senior Vice President, General Counsel and Secretary
AJI ACQUISTION CORP.
By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Chairman of the Board and Secretary
ASK JEEVES, INC.
By:	/s/ A. GEORGE (SKIP) BATTLE
	Name:	A. George (Skip) Battle
	Title:	Executive Chairman

Appendix B

711 FIFTH AVENUE • NEW YORK, N.Y. 10022 • (212) 832-8000

                                                                                                                                March 21, 2005

The Board of Directors
Ask Jeeves, Inc.
555 12th Street, Suite 500
Oakland, CA 94607

Members of the Board of Directors:

        We are pleased to confirm in writing as of the date hereof the opinion provided orally to the Board of Directors of Ask Jeeves, Inc. ("Ask Jeeves") at its meeting held on March 20, 2005. We understand that Ask Jeeves, IAC/InterActiveCorp ("IAC") and AJI Acquisition Corp., a wholly owned subsidiary of IAC ("Merger Sub") are entering into an Agreement and Plan of Merger and Reorganization (the "Agreement") pursuant to which the parties propose to effect a business combination transaction relating to Ask Jeeves as described in the Agreement.

        As further described in the Agreement, Merger Sub shall be merged with and into Ask Jeeves (the "Merger"). At the effective time of the Merger, (i) Ask Jeeves shall continue as the surviving corporation in the Merger, (ii) Ask Jeeves shall become a direct, wholly-owned subsidiary of IAC and shall succeed to all of the rights and obligations of the Merger Sub in accordance with the Delaware General Corporation Law, and (iii) the separate corporate existence of Merger Sub shall cease. Other than shares of Ask Jeeves Common Stock (as defined below) that are held (i) in the treasury of Ask Jeeves and (ii) by IAC and any of its wholly owned subsidiaries immediately prior to the effective time of the Merger (which shares will be cancelled in the Merger), each share of Ask Jeeves common stock, par value $0.001 per share (together with the related right to purchase Series A Junior Participating Preferred Stock of Ask Jeeves issued pursuant to the Rights Agreement entered into between Ask Jeeves and Fleet National Bank, N.A., dated as of April 26, 2001, the "Ask Jeeves Common Stock"), issued and outstanding immediately prior to the effective time of the Merger shall cease to be outstanding and shall be retired and cease to exist and shall be converted automatically into the right to receive 1.2668 (the "Exchange Ratio") fully paid and nonassessable shares of common stock, par value $0.01 per share, of IAC, and cash in lieu of any fractional shares of IAC common stock as provided in the Agreement.

        As you know, Allen & Company LLC ("Allen") has been engaged by Ask Jeeves to render certain financial advisory services in connection with the Merger. In this connection, pursuant to our January 27, 2005 engagement letter agreement (the "Engagement Letter"), you have asked us to render our opinion as to the fairness from a financial point of view to the holders of Ask Jeeves Common Stock of the Exchange Ratio. Pursuant to the Engagement Letter, Allen will receive a customary fee for its services in connection with the Merger. In addition, Allen will also receive a customary fee upon delivery of this opinion, and such fee shall be credited against any fee Allen receives upon consummation of the Merger.

        Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, providing its assessment of the fairness of transactions from a financial point of view, and valuations for corporate and other purposes. As of the date of this letter, Allen or its affiliates are stockholders in IAC and Ask Jeeves, and Donald R. Keough, Chairman of Allen, also serves as a director of IAC. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of IAC and Ask Jeeves.

        Further, Allen has been engaged by IAC (and its predecessors) to render financial advisory services from time to time in the past on several separate transactions for which Allen has received customary fees. It is contemplated that Allen will be available to provide investment banking and related services to IAC in the future on other engagements, for which Allen would be compensated.

        Our opinion as expressed herein reflects and gives effect to our general familiarity with each of Ask Jeeves and IAC as well as information which we received during the course of this engagement, including information provided by senior management of IAC and Ask Jeeves in the course of a number of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of Ask Jeeves or IAC nor obtained any evaluations or appraisals of the assets or liabilities of Ask Jeeves or IAC. In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us, from public sources, or that was provided to us by or on behalf of IAC, Ask Jeeves or their respective representatives, or that was otherwise reviewed by us. With respect to certain budgetary information provided to us, we have assumed that such information has been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of IAC and Ask Jeeves, respectively, as to the future operating and financial performance of each of IAC and Ask Jeeves, respectively.

        In arriving at our opinion, we have among other things:

  (i)
  reviewed trends in the online advertising, marketing services online search industries;

  (ii)
  reviewed and analyzed the terms and conditions of the Merger, including the draft Agreement (which prior to the delivery of this opinion has not been executed by the parties);

  (iii)
  analyzed certain financial aspects of the Merger, including the Exchange Ratio;

  (iv)
  reviewed and analyzed publicly available historical business and financial information relating to Ask Jeeves and IAC as presented in documents filed with the Securities and Exchange Commission;

  (v)
  analyzed selected summary non-public financial and operating results of operations of Ask Jeeves, including Ask Jeeves' forecast and budget for 2005;

  (vi)
  analyzed the financial conditions and business prospects of Ask Jeeves and IAC;

  (vii)
  reviewed and analyzed public information, including certain stock market data and financial information relating to selected companies with businesses which we deemed comparable to those of Ask Jeeves;

  (viii)
  reviewed the trading histories of the common stock of Ask Jeeves and IAC and their relation to those of companies which we deemed comparable to Ask Jeeves and IAC and selected market indices;

  (ix)
  analyzed the market multiples of Ask Jeeves, IAC and IAC's business segments in relation to certain selected companies which we deemed comparable to Ask Jeeves, IAC and IAC's business segments;

  (x)
  conferred with the management teams of each of IAC and Ask Jeeves;

  (xi)
  reviewed public financial and transaction information, including premiums paid, relating to selected mergers which we deemed comparable to the Merger; and

  (xii)
  conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

        It is understood that this opinion is for the information of the Board of Directors of Ask Jeeves in connection with its evaluation of the Merger. Allen consents to the inclusion of this opinion in its entirety in any filing made by Ask Jeeves with the Securities and Exchange Commission with respect to the Merger.

        This opinion does not constitute a recommendation as to what course of action the Board of Directors or any securityholder of Ask Jeeves should pursue in connection with the Merger. For the purposes of our opinion, we assumed that the Merger would have the tax, accounting and legal effects contemplated by the Agreement.

        Our opinion is limited to the fairness, as of the date hereof, of the Exchange Ratio to the holders of Ask Jeeves Common Stock, from a financial point of view. We express no opinion as to the trading price of the securities of any company in the future.

        Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio is fair from a financial point of view to the holders of Ask Jeeves' Common Stock.

Very truly yours,
ALLEN & COMPANY LLC
By:	/s/ NANCY B. PERETSMAN Nancy B. Peretsman Managing Director

Appendix C

March 21, 2005

The Board of Directors
Ask Jeeves, Inc.
555 12th Street, Suite 500
Oakland, California 94607

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Ask Jeeves, Inc. (the "Company") of the Exchange Ratio (defined below) set forth in the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") among the Company, IAC/InterActiveCorp ("Parent") and AJI Acquisition Corp. ("Merger Sub"). As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into the Company (the "Merger") and (ii) each outstanding share of the common stock, par value $0.001 per share, of the Company (together with the related right to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company issued pursuant to the Rights Agreement entered into between the Company and Fleet Bank, N.A., dated as of April 26, 2001, the "Company Common Stock") (other than certain shares specified in the Merger Agreement) will cease to exist and will be automatically converted into the right to receive 1.2668 shares (the "Exchange Ratio") of the common stock, par value $0.01 per share, of Parent ("Parent Common Stock").

        In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data relating to the Company and Parent which were provided to or discussed with us by the respective managements of the Company and Parent. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of the Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain potential pro forma financial effects of the Merger on Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

        In rendering our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification of, the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of the Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to financial forecasts and other information and data relating to the Company provided to or otherwise reviewed

Citigroup Global Markets Inc.	10001 Page Mill Road Building 4, Suite 100 Palo Alto, CA 94304	Tel 650 496 3200

C-1

by or discussed with us, we were advised by the management of the Company that such information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. With respect to forecasted information and data relating to Parent provided to or otherwise discussed with us, we were advised by Parent that they are reasonable forecasts and estimates of the expected future results and operations and financial condition of Parent. We have assumed, with your consent, that the financial results reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. Our opinion, as set forth herein, relates to the relative values of the Company and Parent. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or the price at which the Parent Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent. We were not requested to, and we did not, participate in the negotiation or structuring of the Merger, nor were we requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company; however, we were informed by management of the Company that such a solicitation was conducted and the results of such solicitation. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

        Citigroup Global Markets Inc. has acted as financial advisor to the Company with respect to this opinion and will receive a fee for our services in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,
/s/ CITIGROUP GLOBAL MARKETS INC. CITIGROUP GLOBAL MARKETS INC.
Citigroup Global Markets Inc.	10001 Page Mill Road Building 4, Suite 100 Palo Alto, CA 94304	Tel 650 496 3200

C-2

Appendix D

CERTIFICATE OF INCORPORATION
OF
[                                        ]

        I, the undersigned, for the purpose of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do hereby execute this Certificate of Incorporation and do hereby certify as follows:

ARTICLE I

        The name of the corporation (which is hereinafter referred to as the "Corporation") is:

[                                        ]

ARTICLE II

        The address of the Corporation's registered office in the State of Delaware is c/o National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent, State of Delaware 19901. The name of the Corporation's registered agent at such address is National Registered Agents, Inc.

ARTICLE III

        The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

ARTICLE IV

        Section 1.    The Corporation shall be authorized to issue 1,000 shares of capital stock, all of which shall be shares of Common Stock, $.01 par value ("Common Stock").

        Section 2.    Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class.

ARTICLE V

        Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VI

        In furtherance and not in limitation of the powers conferred by law, the Board of Directors of the Corporation (the "Board") is expressly authorized and empowered to make, alter and repeal the By-Laws of the Corporation by a majority vote at any regular or special meeting of the Board or by written consent, subject to the power of the stockholders of the Corporation to alter or repeal any By-Laws made by the Board.

ARTICLE VII

        The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE VIII

        Section 1.    Elimination of Certain Liability of Directors.    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended.

        Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

        Section 2.    Indemnification and Insurance.

        (a)    Right to Indemnification.    Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (b) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of the Board, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

        (b)    Right of Claimant to Bring Suit.    If a claim under paragraph (a) of this Section is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

        (c)    Non-Exclusivity of Rights.    The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-law, agreement, vote of stockholders or disinterested directors or otherwise.

        (d)    Insurance.    The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

ARTICLE IX

        The name and mailing address of the incorporator is [                        ], c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019.

        IN WITNESS WHEREOF, I, the undersigned, being the incorporator hereinbefore named, do hereby further certify that the facts hereinabove stated are truly set forth and, accordingly, I have hereunto set my hand this [    ] day of [                ], 2005.

/s/ [ ] Incorporator

Appendix E

INFORMATION RELATING TO THE SPIN-OFF AND RELATED IAC PROPOSALS

        This Appendix E is dated as of June [    •    ], 2005 and describes three proposals that will be presented to, and voted upon by, IAC's stockholders at IAC's annual stockholder meeting. Ask Jeeves stockholders are not being asked to vote on any of these proposals and you will not be entitled to vote if the record date for such vote occurs prior to the closing of the merger. Information about the spin-off and the related IAC proposals is being provided to you because, if the merger is consummated and the spin-off occurs, you may be an IAC stockholder at the time of the spin-off, and these proposals would impact your rights as a stockholder of IAC. We urge you to read this appendix carefully.

        IAC is under no obligation to effect any of the charter amendments or transactions described in this Appendix E and may, in its discretion and regardless of whether it obtains the requisite stockholder approval, determine not to proceed with the spin-off or the charter amendments described in this Appendix E.

        The information included in this Appendix E has been substantially extracted from the joint registration statement on Form S-4 (SEC File Nos. 333-124303 and 333-124303-01) that was filed by IAC and Expedia, Inc. in relation to IAC's annual meeting, the spin-off and the related IAC proposals. Copies of the joint registration statement are available without charge from the SEC's website at www.sec.gov.

QUESTIONS AND ANSWERS

Overview

Q:
What are the IAC proposals?

A:
At the IAC annual stockholder meeting, IAC stockholders will vote on a number of proposals, including the following:

•
To approve amendments to the IAC certificate of incorporation that would effectuate the spin-off of Expedia by reclassifying the IAC common stock and IAC Class B common stock. This Appendix E refers to the foregoing proposal as the "spin-off proposal." If IAC's stockholders approve the spin-off proposal and IAC completes the spin-off, the holders of IAC common shares immediately prior to the spin-off would initially own all of the IAC common shares and Expedia common shares immediately following the spin-off. IAC may determine not to proceed with the spin-off and not to make the related amendments to its certificate of incorporation described above, notwithstanding the fact that IAC receives all necessary stockholder approvals with respect to the spin-off;

•
To approve amendments to the IAC certificate of incorporation to effect a one-for-two reverse stock split of IAC common stock and IAC Class B common stock. This Appendix E refers to the foregoing proposal as the "reverse stock split proposal." If IAC's stockholders approve the reverse stock split proposal and the spin-off proposal and IAC determines to proceed with the spin-off, IAC intends to effect the reverse stock split immediately prior to the spin-off. IAC will not complete the reverse stock split unless IAC completes the spin-off; and

•
To approve the addition of new provisions to the IAC certificate of incorporation that would provide that no officer or director of IAC who is also an officer or director of Expedia following the spin-off will be liable to IAC or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of IAC, or does not communicate information regarding a corporate opportunity to IAC because the officer or director has directed the corporate opportunity to Expedia. This Appendix E refers to the foregoing proposal as the "corporate opportunity proposal." IAC will only implement this proposal if IAC completes the spin-off.

Q:
What votes of IAC stockholders are required to approve the spin-off proposal?

A:
Under Delaware law, the spin-off proposal must be approved by:

•
the vote of holders of a majority of the outstanding shares of IAC common stock, voting as a separate class;

•
the vote of holders of a majority of the outstanding shares of IAC Class B common stock, voting as a separate class; and

•
the vote of holders of a majority of the voting power of the outstanding shares of IAC common stock, IAC Class B common stock and IAC Series A preferred stock, voting together as a single class, with each share of IAC common stock entitled to one vote per share, each share of IAC Class B common stock entitled to ten votes per share and each share of IAC Series A preferred stock entitled to two votes per share. This Appendix E refers to the IAC common stock, IAC Class B common stock and IAC Series A preferred stock, taken together, along with their respective votes per share as described in the preceding sentence, as the "IAC capital stock."

  In addition to the votes required under Delaware law, based on the recommendation of a special committee of IAC's board of directors that was formed to review any aspects of the spin-off that could involve potential conflicts of interest, the IAC board of directors has further conditioned the spin-off on the affirmative vote of holders of a majority of the shares of IAC common stock actually voting on the spin-off proposal, other than shares owned or controlled by IAC management.

Q:
What vote of IAC stockholders is required to approve the reverse stock split proposal and the corporate opportunity proposal?

A:
Under Delaware law, each of the reverse stock split proposal and the corporate opportunity proposal must be approved by the vote of a majority of the voting power of the outstanding shares of IAC capital stock, voting together as a single class.

Q:
What is the impact on stockholder votes of arrangements among Mr. Diller, Liberty Media Corporation and Universal Studios, Inc.?

A:
Each of Universal Studios, Inc. and Liberty Media Corporation has granted to Mr. Diller an irrevocable proxy over all IAC securities owned by Universal, Liberty and their subsidiaries. This irrevocable proxy includes authority to vote on each of the proposals presented for approval at the IAC annual meeting. As a result, Mr. Diller, through shares that he owns as well as those shares subject to the proxy, generally controls the vote of 22.7% of the IAC common stock and 100% of the IAC Class B common stock and, consequently, 62.0% of the combined voting power of the outstanding IAC capital stock. Thus, regardless of the vote of any other IAC stockholder, Mr. Diller has control over the vote on the IAC proposals that are described in this Appendix E, other than (1) the separate class vote of IAC common stock with respect to the spin-off proposal, (2) the separate class vote of the shares of IAC common stock actually voting on the spin-off proposal (other than shares controlled by IAC management) and (3) the separate class vote of IAC common stock with respect to the director removal proposal.

The Spin-Off Proposal

Q:
What is IAC proposing to do?

A:
IAC is proposing to spin off Expedia so that Expedia will become an independent, separately traded public company. After the spin-off, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor. After the spin-off, IAC will continue to operate and/or manage its remaining businesses, subsidiaries and investments and, assuming the successful completion of the Ask Jeeves acquisition, Ask Jeeves. The holders of IAC common shares immediately prior to the spin-off would initially own all of the IAC common shares and Expedia common shares immediately following the spin-off.

Q:
Why is IAC proposing the Expedia spin-off?

A:
IAC's board of directors believes that the spin-off would provide many benefits to IAC and its stockholders, including, among others:

•
Creating a pure-play travel business with an equity currency that would promote growth through acquisitions;

•
Establishing IAC as a diversified interactive commerce company that is not dominated by its travel businesses and with an equity currency that could promote growth through acquisitions;

•
Better aligning management performance with each company's respective performance; and

•
Providing capital markets and investors with greater transparency into each of IAC and Expedia.

  For a discussion of the IAC board of directors' recommendation, see "The Spin-Off Proposal—Recommendation of IAC's Board of Directors" in this Appendix E.

Q:
What will IAC stockholders own after the Expedia spin-off?

A:
Immediately prior to the spin-off, IAC will effect a one-for-two reverse stock split. As a consequence, securities that are convertible into IAC common stock will be proportionately adjusted in accordance with their terms to give effect to the reverse stock split. The following bullets describe the treatment of certain IAC securities in the spin-off:

•
IAC common stock:    For every two shares of IAC common stock that an IAC stockholder owns prior to the spin-off and the one-for-two reverse stock split, that IAC stockholder will own one share of IAC common stock and one share of Expedia common stock immediately following the spin-off. Each share of IAC common stock and Expedia common stock that an IAC stockholder owns following the spin-off will be entitled to one vote per share. IAC stockholders will receive cash in lieu of fractional shares.

•
IAC Class B common stock:    For every two shares of IAC Class B common stock that an IAC stockholder owns prior to the spin-off and the one-for-two reverse stock split, that IAC stockholder will own one share of IAC Class B common stock and one share of Expedia Class B common stock immediately following the spin-off. Each share of IAC Class B common stock and Expedia Class B common stock following the spin-off will be entitled to ten votes per share. IAC stockholders will receive cash in lieu of fractional shares in the spin-off and related reverse stock split.

•
IAC Series A preferred stock:    Each share of IAC Series A preferred stock will represent the right to receive, at the holder's election: (1) $50.00 in cash per share, plus accrued and unpaid dividends, (2) the IAC common stock and Expedia common stock that a holder of IAC Series A preferred stock would have received had the holder converted its Series A preferred stock into IAC common stock immediately prior to the spin-off or (3) one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off and the one-for-two reverse stock split.

•
Warrants to purchase IAC common stock:    IAC has outstanding a number of series of warrants subject to different terms and conditions. Generally, IAC warrants will be treated in one of two ways in the spin-off, as set forth below. Except as otherwise described below and except to the extent otherwise provided under local law, following the spin-off, the IAC and Expedia warrants, as the case may be, generally will have the same terms and conditions as the warrants to purchase shares of IAC common stock had immediately prior to the spin-off.

•
Each publicly traded warrant to purchase shares of IAC common stock and certain other warrants, including warrants to purchase shares of IAC common stock issued in the VUE transaction, among others, will convert into a warrant to purchase shares of IAC common stock and a warrant to purchase shares of Expedia common stock, each of which will mirror in all material respects the terms of the current warrants to purchase shares of IAC common stock, as adjusted to reflect the spin-off and the one-for-two reverse stock split.

•
With respect to all other warrants to purchase shares of IAC common stock, following the spin-off, IAC will remain the contractually obligated party with respect to these warrants and each warrant will represent the right to receive upon exercise by the holders thereof that number of shares of IAC common stock and Expedia common stock that the warrant holder would have received had the holder exercised the warrant immediately prior to the spin-off and taking into account the one-for-two reverse stock split. Under the separation agreement that will be entered into by IAC and Expedia at the time of the spin-off, Expedia will contractually assume the obligation to deliver Expedia common stock to these warrant holders upon exercise.

Q:
Will the IAC and Expedia securities be listed on an exchange and publicly traded after the spin-off?

A:
IAC common stock currently trades on The Nasdaq National Market under the ticker symbol "IACI" and will continue to do so after the spin-off. Those IAC warrants that currently trade on The Nasdaq Stock Market under the ticker symbol "IACIW" will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the reverse stock split) under the ticker symbol "IACIW." Those IAC warrants that currently trade on The Nasdaq Stock Market under the ticker symbol "IACIZ" will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the reverse stock split) under the ticker symbol "IACIZ." IAC intends to seek to have the shares of IAC Series B preferred stock, if any, quoted on the OTC Bulletin Board under the ticker symbol "IACIP.OC." In order to do so, a broker-dealer in securities in the United States may be required to file with the National Association of Securities Dealers, Inc. a notice that will enable the broker-dealer to enter quotations for the IAC Series B preferred stock on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for the IAC Series B preferred stock on the OTC Bulletin Board that a viable and active trading market will develop.

  Expedia has applied to list Expedia common stock on The Nasdaq National Market and has reserved the ticker symbol "EXPE." Expedia also has applied to list on The Nasdaq Stock Market the two series of Expedia warrants whose predecessor securities currently trade on The Nasdaq Stock Market under the ticker symbols "IACIW" and "IACIZ." These new Expedia warrants are expected to trade under the ticker symbols "EXPEW" and "EXPEZ." Trading in Expedia common stock and Expedia warrants under those symbols is expected to begin on the first business day following the date that IAC completes the spin-off. Expedia intends to seek to have the shares of Expedia Series A preferred stock, if any, quoted on the OTC Bulletin Board under the ticker symbol "EXPEP.OC," in the same manner that IAC intends to seek to have its Series B preferred stock listed. However, there can be no assurance that a viable and active trading market will develop.

Q:
Does the IAC board of directors have to complete the spin-off if IAC stockholders approve it?

A:
No. Regardless of IAC stockholder approval, the IAC board of directors retains the ability to abandon the spin-off for any reason whatsoever.

Q:
When does IAC expect to complete the spin-off?

A:
If IAC stockholders approve the spin-off proposal at the IAC annual meeting and all of the other conditions to the completion of the separation agreement are satisfied, IAC expects to complete the spin-off on or about July [    ], 2005. Even if IAC stockholders approve the spin-off proposal, however, IAC's board may decide not to proceed with the spin-off. As part of the merger agreement with Ask Jeeves, IAC has agreed not to complete the spin-off so long as the Ask Jeeves transaction is pending.

THE SPIN-OFF PROPOSAL

        IAC has proposed to spin off Expedia so that Expedia will become an independent, separately traded public company. After the transaction, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor. IAC will continue to own and operate its remaining businesses as an independent, separately traded public company.

        IAC will effect the spin-off through amendments to its certificate of incorporation that will:

  •
  reclassify each share of IAC $0.01 par value common stock into one share of IAC $0.001 par value common stock and 1/100 of a share of IAC Series 1 Mandatory Exchangeable Preferred Stock that will automatically exchange into one share of Expedia $0.001 par value common stock immediately following the reclassification; and

  •
  reclassify each share of IAC $0.01 par value Class B common stock into one share of IAC $0.001 par value Class B common stock and 1/100 of a share of IAC Series 2 Mandatory Exchangeable Preferred Stock that will automatically exchange into one share of Expedia $0.001 par value Class B common stock immediately following the reclassification.

        The full text of the proposed amendments to the IAC certificate of incorporation is set forth in Exhibit 1 to this Appendix E.

        Even if IAC receives all required stockholder approvals with respect to the spin-off proposal, IAC's board of directors may decide not to proceed with the spin-off if it determines that such a course is not in the interests of IAC or its stockholders. In that case, the proposed amendments to the IAC certificate of incorporation relating to the spin-off will not become effective.

        If IAC's stockholders approve the proposed amendments to the IAC certificate of incorporation relating to the spin-off and IAC completes the spin-off, the holders of IAC common shares immediately prior to the spin-off will initially own all of the IAC common shares and Expedia common shares immediately following the spin-off.

Background and Reasons for the Spin-Off

        This discussion of the information and factors that the IAC board of directors considered in making its decision is not intended to be exhaustive but includes all material factors considered by the IAC board of directors. In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the IAC board of directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, the individual members of the IAC board of directors may have given different weight to different factors.

        The IAC board of directors reviewed IAC's organizational structure to consider the strategic, operational and financial requirements of a large company operating in several businesses. In light of that review, the IAC board of directors believes that the spin-off would provide many benefits to IAC and its stockholders.

Post Spin-Off, Expedia's Equity Currency Will Enable Growth Through Travel Acquisitions

        The travel distribution business has grown and matured since IAC entered the space, bringing new opportunities and challenges. Currently, the fact that IAC does not have a pure-play travel currency may hinder IAC's ability to complete additional travel acquisitions, as potential transaction partners may be more interested in receiving like-kind equity consideration. A pure-play travel currency will give Expedia the ability to more effectively maneuver in this environment.

Post Spin-Off, Travel Operations Will No Longer Dominate IAC's Businesses

        As a result of IAC's success in travel and its present dominance within IAC's portfolio of businesses, investors frequently view IAC primarily as a travel company. This perception hinders IAC's ability to grow through acquisitions, in part because potential non-travel transaction partners interested in an equity-based consideration generally do not want to accept what they view as a travel stock. If IAC were to make additional travel acquisitions those acquisitions would amplify this imbalance, further inhibiting growth outside of travel. Following the spin-off, IAC will be a diversified interactive commerce company with a mix of established and embryonic non-travel businesses. IAC will thus be positioned not only to grow its existing businesses, but to identify and pursue young or underappreciated interactive companies with strong growth potential.

Improved Alignment of Management Performance with Each Company's Performance

        By separating Expedia and IAC, the spin-off enables each company's management team to have a greater impact on its own company's results. The improved alignment of management and company performance will better serve both employee and stockholder interests by more closely tying management's actions to each company's stock performance.

The Spin-Off Will Provide Capital Markets and Investors with Greater Transparency into Each Company

        IAC's travel businesses have experienced tremendous growth since IAC acquired them; these businesses represent over 60% of IAC's operating income and outsize each of IAC's other businesses. IAC currently expects that following the spin-off IAC will be a balanced and diversified interactive commerce and search company, and Expedia will be a pure-play travel company with significant scale and a leading market position. The separation of Expedia from IAC will enable investors and capital markets to more accurately assess the performance and strategies of IAC's remaining businesses and Expedia's business.

Tax Considerations

        The IAC board of directors took into account its expectation that the spin-off generally will not be taxable for U.S. federal income tax purposes to IAC or Expedia, or to holders of IAC common stock, IAC Class B common stock or IAC Series A preferred stock, except to holders of IAC Series A preferred stock who receive cash in exchange for their securities or other security holders who receive cash in lieu of fractional shares (including in connection with the one-for-two reverse stock split of IAC common stock and IAC Class B common stock that IAC expects to complete immediately prior to the spin-off). Furthermore, the IAC board of directors was aware and considered that both IAC's and Expedia's ability to engage in significant issuances of equity securities could be limited or restricted after the spin-off to preserve the tax free nature of the spin-off to IAC. For further discussion, see "—U.S. Federal Income Tax Consequences of the Spin-Off" in this Appendix E.

Risk Factors

        The IAC board of directors considered other potential risks and consequences to Expedia and to IAC associated with the spin-off, including those described in "Risk Factors—Risk Factors Relating to the Spin-Off" in this Appendix E, but believed that the considerations described above outweighed those risks.

Special Committee

        The IAC board of directors took into account the conclusions and recommendation of the IAC special committee with respect to aspects of the proposed spin-off that could involve potential conflicts of interest. See "—Recommendation of Special Committee of IAC's Board of Directors" in this Appendix E.

Recommendation of Special Committee of IAC's Board of Directors

        The IAC board of directors established a special committee of independent directors to review any aspects of the proposed spin-off that could involve potential conflicts of interest (including the proposed terms of Expedia's capitalization, ownership and control and governance arrangements with Barry Diller and Liberty Media Corporation) and to make a recommendation to the IAC board of directors with respect to these matters. The special committee, consisting of Messrs. Edgar Bronfman, Jr. and Alan Spoon, engaged independent counsel Fried Frank Harris Shriver & Jacobson LLP to advise it. The ultimate judgment to proceed with the spin-off was the decision of the full board of directors, and the special committee was not asked to, and did not, make any independent recommendation as to the underlying business decision to proceed with the transaction. The special committee and its counsel convened on numerous occasions to discuss the spin-off proposal and also had discussions with Mr. Diller and IAC's special counsel, Wachtell, Lipton, Rosen & Katz.

        In connection with its review, the special committee examined the existing relationships between IAC and its controlling stockholders and considered whether Expedia should replicate those arrangements as an independent public company. The existing arrangements at IAC examined by the special committee included:

  •
  control by Mr. Diller of the outcome of all matters submitted to a vote or for the consent of IAC's stockholders (other than with respect to the election by the holders of IAC common stock of 25% of the members of IAC's board of directors and matters as to which Delaware law requires a separate class vote of the holders of IAC common stock or IAC preferred stock);

  •
  the requirement that each of Mr. Diller and Liberty consent to certain significant corporate matters in the event that IAC's ratio of total debt to EBITDA (earnings before interest, taxes, depreciation and amortization) equals or exceeds 4:1 over a continuous 12-month period; and

  •
  Liberty obtaining effective voting control (based on Liberty's current ownership of IAC capital stock) upon Mr. Diller's permanent departure from IAC and the resulting elimination of the proxy on Liberty's shares of IAC common stock and IAC Class B common stock.

        As part of the special committee's review of the proposed structure for Expedia, the special committee considered a range of governance alternatives for Expedia following the spin-off and also considered whether, in connection with any modification to the proposed Expedia structure, similar modifications should be proposed to be made to IAC's existing governance arrangements. The range of alternatives included the following:

  •
  preserving the status quo at IAC and duplicating this governance structure at Expedia;

  •
  seeking to provide Expedia with a traditional public company governance structure; and

  •
  formulating a new governance structure that would incorporate some of the IAC governance and stockholder arrangements with the traditional public company governance structure.

        After extensive review of these governance alternatives, the special committee preliminarily concluded that it could support generally the first alternative identified above but proposed certain additional governance modifications principally affecting Liberty's rights, including the imposition of restrictions on Liberty upon Mr. Diller ceasing to control either company.

        The special committee also recommended that, independent of any governance changes, the spin-off transaction should be conditioned upon approval by holders of a majority of the outstanding shares of IAC common stock, other than shares owned or controlled by IAC management.

        In the course of discussions regarding these alternatives, Mr. Diller indicated to the special committee that, in his view, any imposition of limitations on Liberty's rights as a stockholder to which Liberty is not currently subject would be contrary to current arrangements with Liberty and the historical relationship among IAC, Liberty and Mr. Diller. Accordingly, Mr. Diller advised the special committee that, as to those alternatives considered by the special committee that would require a stockholder vote to implement, as a matter of fairness Mr. Diller could not support those measures in his capacity as a stockholder. The special committee also recognized that certain revisions to the governance arrangements currently in effect could only be implemented with Liberty's consent and the special committee was advised by Mr. Diller and special counsel to IAC that Liberty was unlikely to consent to those revisions. Mr. Diller further indicated that he was opposed to conditioning the spin-off upon approval by holders of a majority of the outstanding shares of IAC common stock, other than shares owned or controlled by IAC management, because he had been advised by special counsel to IAC that under Delaware law the holders of IAC common stock would have a separate class vote (which he did not control) in any event and that the special committee was independently reviewing aspects of the proposed transaction that could involve potential conflicts.

        Further discussions ensued between the special committee and its counsel and IAC management and special counsel to IAC regarding the alternatives and the request by the special committee that the spin-off be conditioned upon approval by holders of a majority of the outstanding shares of IAC common stock, other than shares owned or controlled by IAC management. In the course of these discussions, it was agreed that the special committee's proposal would be modified so that the transaction would be conditioned upon approval by holders of a majority of the shares of IAC common stock, other than shares owned or controlled by IAC management, actually voting on the spin-off proposal (rather than a majority of the outstanding shares held by such stockholders).

        Following these discussions, the special committee concluded that, subject to the affirmative vote of holders of a majority of the shares of IAC common stock, other than shares owned or controlled by IAC management, actually voting on the spin-off proposal, it would support a spin-off transaction that effectively duplicated the existing IAC governance arrangements at Expedia. The special committee's determination reflects a balancing of the benefits and detriments of the various governance alternatives, and a recognition of the following factors:

  •
  The proposed structure for Expedia reflects the status quo at IAC and all of the material terms of the structure would be described in a proxy statement/prospectus to be filed by IAC and made available to IAC stockholders;

  •
  IAC's filings with the SEC and other public statements historically have included disclosure regarding IAC's governance and stockholder arrangements, and IAC stockholders and other investors have accepted those arrangements as part of their investment decision;

  •
  Liberty invested in IAC based in large measure on the governance arrangements that IAC currently maintains; and

  •
  Approval of the spin-off proposal requires the affirmative vote of holders of a majority of the shares of IAC common stock, other than shares owned or controlled by IAC management, actually voting on the spin-off proposal. Based upon information publicly available as of September 30, 2004 (the most recent practicable date at the time the special committee conducted its review and discussions with management), five financial institutions held approximately 37.5% of the shares of IAC common stock and twelve institutions held a majority of the shares of IAC common stock.

        Based upon the foregoing and all of the factors described under "—Background and Reasons for the Spin-Off" in this Appendix E, the special committee determined to recommend to the board of directors that it proceed with the spin-off of Expedia in the form proposed, subject to the approval of the spin-off proposal by a majority of the votes cast by the holders of shares of IAC common stock actually voting on the spin-off proposal, other than shares owned or controlled by IAC management (which include the shares owned or controlled by Liberty and Universal Studios, over which Mr. Diller holds proxies).

Recommendation of IAC's Board of Directors

        Based upon the factors described under "—Background and Reasons for the Spin-Off" in this Appendix E and, with respect to aspects of the proposed spin-off that could involve potential conflicts of interest, the recommendation of the special committee, IAC's board of directors has determined that the adoption of the spin-off proposal and the spin-off (including the amendments to IAC's certificate of incorporation that will effectuate the spin-off) are in the best interests of IAC and its stockholders and, accordingly, unanimously recommended to its holders of IAC common stock, IAC Class B common stock and IAC Series A preferred stock that they vote in favor of the spin-off proposal.

Review of Financial Advisors

        Each of Allen & Company LLC, J.P. Morgan Securities Inc. and Duff & Phelps, LLC acted as financial advisors to IAC in connection with the spin-off. Each of Allen & Company, J.P. Morgan Chase and Duff & Phelps was retained in connection with the transaction because of each firm's familiarity with IAC's and Expedia's businesses and assets and each firm's qualifications and reputation. In connection with the transaction, IAC's financial advisors will receive fees to be negotiated, consistent with IAC's prior practices, for services rendered.

        The full text of Duff & Phelps' solvency opinion, which was provided to IAC's board of directors in connection with its consideration of the spin-off and which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Duff & Phelps in connection with the opinion, will be included in the registration statement on Form S-4 that was filed by IAC in connection with the spin-off and the related IAC proposals. A copy of IAC's registration statement will be available free of charge from the SEC's website at www.sec.gov.

Interests of Certain Persons in the Spin-Off

        In considering the recommendation of IAC's board of directors to vote in favor of the spin-off, IAC has made its stockholders aware that directors and executive officers of IAC have interests in the spin-off that may be in addition to or different from the interests of stockholders generally. The IAC board of directors was aware of these interests and considered them, among other factors, in approving the spin-off.

Stock Ownership

        Certain of IAC's directors and executive officers currently own shares of or have options to acquire shares of IAC common stock and shares of IAC Class B common stock and will receive IAC and Expedia securities in the spin-off.

Arrangements Among Messrs. Diller and Kaufman with IAC and Expedia

        Mr. Diller will remain Chief Executive Officer and Chairman of the Board at IAC and will become Chairman of the Board and senior executive of Expedia. Mr. Kaufman will remain Vice Chairman and a director at IAC and will become Vice Chairman and a director of Expedia. It is expected that following the spin-off, Mr. Diller's current IAC salary will be reduced by 50% and Expedia will pay him a salary equal to 50% of his current IAC salary. In addition, IAC will be reimbursed by Expedia annually for a portion of the expenses relating to Mr. Diller's support staff and certain benefits currently received by Mr. Diller from IAC. As to Mr. Kaufman, it is currently contemplated that his current IAC salary will remain unchanged and that Expedia will pay him no salary, but that Mr. Kaufman will be eligible to receive bonuses from Expedia.

Certain Relationships

        Mr. Keough, a member of the board of directors of IAC, currently serves as Chairman (in a non-executive capacity) of Allen & Company LLC. Allen & Company has served as financial advisor in connection with the proposed spin-off of Expedia.

Governance Arrangements at IAC and Expedia

IAC Governance Agreement with Vivendi and Universal Studios

        Vivendi and Universal Studios and their respective affiliates are subject to restrictions contained in Article I of the IAC Amended and Restated Governance Agreement dated December 16, 2001. Pursuant to that agreement, Universal and Vivendi agreed not to acquire beneficial ownership of any additional equity securities of IAC if following such acquisition Universal and Vivendi would beneficially own equity securities that represent more than 20% of the total equity securities of IAC. Generally, the restrictions described in the preceding sentence will cease to apply upon the later of (1) the date Mr. Diller ceases to be the chief executive officer of IAC or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote Universal's shares of IAC (as described below). Moreover, so long as the restrictions on Universal's and Vivendi's right to acquire additional equity securities of IAC continue to apply, Universal and Vivendi have agreed to certain additional standstill provisions in respect of IAC and its equity securities.

        Universal is entitled to customary, transferable registration rights with respect to shares of IAC common stock owned by it. Universal is entitled to three demand registration rights. IAC will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). IAC will not be required to register shares of IAC common stock if Universal is able to sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration. Under an Amended and Restated Transaction Agreement to which Universal and IAC (among others) are parties, dated as of December 16, 2001 (a copy of which is filed as an appendix to the IAC Definitive Proxy Statement, dated March 25, 2002), Universal generally must at all times retain the IAC common shares that it owns until such time as certain obligations of Universal to IAC are satisfied (which time is not scheduled to occur until 2022).

        The foregoing arrangements (other than the restrictions on transfer referred to above) will terminate at such time that Universal and Vivendi beneficially own equity securities of IAC representing less than 5% of the total equity securities of IAC.

Governance Agreements with Liberty

        IAC, Liberty Media Corporation and Mr. Diller intend to enter into a new amended and restated governance agreement which is referred to in this Appendix E as the "IAC Governance Agreement" that will take effect upon completion of the spin-off and will replace as among Liberty, Mr. Diller and IAC the governance agreement dated December 16, 2001 referenced above.

        Expedia, Liberty and Mr. Diller intend to enter into a governance agreement, which is referred to in this Appendix E as the "Expedia Governance Agreement," that will become effective upon completion of the spin-off.

        The description below sets forth the material terms of the IAC Governance Agreement and the Expedia Governance Agreement. Because these two agreements are identical in all material respects, the following description applies to each of IAC and Expedia (in each case, the "applicable company")

other than in instances in which the description specifically identifies IAC or Expedia. The following description does not purport to cover all the provisions of the IAC Governance Agreement and the Expedia Governance Agreement, and is qualified in its entirety by reference to the applicable agreements. The IAC Governance Agreement and the Expedia Governance Agreement are included as exhibits to the registration statement filed by IAC in connection with the spin-off.

  Representation of Liberty on the IAC and Expedia Boards of Directors

        Under the terms of the applicable governance agreement:

  •
  Liberty has the right to nominate up to two directors of the applicable company so long as Liberty beneficially owns at least 33,651,963 equity securities of the applicable company (so long as Liberty's ownership percentage is at least equal to 15% of the total equity securities of the applicable company);

  •
  Liberty has the right to nominate one director of the applicable company so long as Liberty beneficially owns at least 22,434,642 equity securities of the applicable company (so long as Liberty owns at least 5% of the total equity securities of the applicable company); and

  •
  The applicable company will use its reasonable best efforts to cause one of Liberty's designees to be a member of a committee of the board of directors of the applicable company and, to the extent the person designated by Liberty would qualify as a member of the compensation committee of the board of directors of the applicable company under applicable tax and securities laws and regulations, the applicable company will seek to have that person appointed to the compensation committee of the applicable company.

        Pursuant to the terms of the applicable governance agreement, the applicable company will cause each director that Liberty nominates to be included in the slate of nominees recommended by the board of directors of the applicable company to the stockholders of the applicable company for election as directors at each annual meeting of the stockholders of the applicable company and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons. Liberty has the right to designate a replacement director to the board of the applicable company in order to fill any vacancy of a director previously designated by Liberty.

  Contingent Matters

        The applicable governance agreement lists certain actions that require the prior consent of Liberty and Mr. Diller before the applicable company can take any such action. This Appendix E refers to these actions as "Contingent Matters."

        For so long as:

  •
  in the case of Liberty, Liberty owns at least 29,912,856 equity securities and at least 5% of the total equity securities of the applicable company (the "Liberty Condition"); and

  •
  in the case of Mr. Diller, he owns at least 5,000,000 common shares (including options to purchase common shares of the applicable company, whether or not then exercisable), continues to serve in his senior executive capacity at the applicable company and has not become disabled (the "Diller Condition," and together with the Liberty Condition, the "Consent Conditions"), the applicable company has agreed that, without the prior approval of Liberty and/or Mr. Diller, as applicable, it will not engage in any transaction that would result in Liberty or Mr. Diller having to divest any part of their interests in the applicable company or any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Liberty to any fines, penalties or material additional restrictions or limitations.

        In addition, for so long as the Consent Conditions apply, if the applicable company's "total debt ratio" (as defined in the applicable governance agreement) equals or exceeds 4:1 over a twelve-month period, the applicable company may not take any of the following actions without the prior approval of Liberty and/or Mr. Diller:

  •
  acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of the applicable company's market capitalization;

  •
  voluntarily commence any liquidation, dissolution or winding up of the applicable company or any material subsidiary of the applicable company;

  •
  make any material amendments to the certificate of incorporation or bylaws of the applicable company;

  •
  in the case of IAC, engage in any line of business other than media, communications and entertainment products, services and programming, and electronic retailing, or other businesses engaged in by IAC as of the date of determination;

  •
  in the case of Expedia, engage in any line of business other than online and offline travel services and products and related businesses, or other business engaged in by Expedia as of the date of determination;

  •
  adopt any stockholder rights plan that would adversely affect Liberty or Mr. Diller, as applicable; or

  •
  grant additional consent rights to a stockholder of the applicable company.

  Preemptive Rights

        In the event that the applicable company issues or proposes to issue any shares of common stock or Class B common stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Liberty will have preemptive rights that entitle it to purchase a number of common shares of the applicable company so that Liberty will maintain the identical ownership interest in the applicable company that Liberty had immediately prior to such issuance or proposed issuance (but not in excess of 20.01%). Any purchase by Liberty will be allocated between common stock and Class B common stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Liberty opts to acquire shares of common stock in lieu of shares of Class B common stock.

  Registration Rights

        Liberty and Mr. Diller are entitled to customary, transferable registration rights with respect to shares of common stock of the applicable company owned by them. Liberty is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. The applicable company will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). The applicable company will not be required to register shares of its common stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act or under another comparable exemption from registration.

  Termination

        Generally, the applicable governance agreement will terminate:

  •
  with respect to Liberty, at such time that Liberty beneficially owns equity securities representing less than 5% of the total equity securities of the applicable company; and

  •
  with respect to Mr. Diller, at the later of (1) the date Mr. Diller ceases to be the senior executive of the applicable company or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of Liberty (as described below).

With respect to the provisions governing "Contingent Matters," such provisions will terminate as to Mr. Diller and Liberty as set forth under "—Contingent Matters" in this Appendix E.

Stockholders Agreements

  General

        Liberty, Universal and Mr. Diller intend to enter into a new amended and restated stockholders agreement, which are referred to in this Appendix E as the "IAC Stockholders Agreement," that will take effect upon completion of the spin-off and will replace as among Liberty, Universal and Mr. Diller the stockholders agreement dated December 16, 2001.

        Universal, Liberty and Mr. Diller intend to enter into a stockholders agreement, which is referred to in this Appendix E as the "Expedia Stockholders Agreement," that will become effective upon completion of the spin-off. The Expedia Stockholders Agreement will mirror the provisions of the existing IAC Stockholders Agreement in most material respects.

        The description below sets forth the material terms of the IAC Stockholders Agreement and the Expedia Stockholders Agreement. Because these two agreements are identical in all material respects, the following description applies to each of IAC and Expedia (in each case, the "applicable company") other than in instances in which the description specifically identifies IAC or Expedia. The following description does not purport to cover all the provisions of the IAC Stockholders Agreement and the Expedia Stockholders Agreement, and is qualified in its entirety by reference to those agreements. The IAC Stockholders Agreement and the Expedia Stockholders Agreement are included as exhibits to the registration statement filed by IAC in connection with the spin-off.

        Share information set forth below gives effect to the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off.

  Corporate Governance

        Effective upon completion of the spin-off, Mr. Diller will hold an irrevocable proxy with respect to all securities of the applicable company beneficially owned by Liberty on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Liberty has not consented, so long as Mr. Diller continues to own at least 5,000,000 common shares (including options) of the applicable company. The proxy will generally remain in effect until the earlier of (1) Mr. Diller no longer serving in his senior executive capacity at the applicable company and (2) Mr. Diller becoming disabled. Under certain limited circumstances, including a breach by Mr. Diller of certain provisions of the applicable agreement, the proxy may terminate sooner.

        Liberty and Mr. Diller will vote against any Contingent Matter with respect to the applicable company if Mr. Diller and Liberty do not approve the Contingent Matter (and continue to have veto rights with respect to the Contingent Matter under the applicable governance agreement). Mr. Diller will also vote all securities of the applicable company over which he has voting control in favor of the Liberty designees to the board of directors of the applicable company.

        Effective upon completion of the spin-off, so long as Mr. Diller continues to own at least 5,000,000 common shares (including stock options) of the applicable company, Mr. Diller will also hold an irrevocable proxy with respect to all securities of the applicable company beneficially owned by Universal for all matters submitted to a stockholder vote or by which the stockholders may act by written consent (the "Universal proxy"). The Universal proxy generally will terminate with respect to the applicable company upon the earlier of (1) Mr. Diller no longer serving in his senior executive capacity at the applicable company and (2) upon Mr. Diller becoming disabled. In addition, the Universal proxy will terminate if Universal ceases to beneficially own any common stock or Class B common stock of the applicable company.

  Restrictions on Transfers

        Until the later of (1) the date Mr. Diller no longer serves in his senior executive capacity at the applicable company and (2) the date Mr. Diller no longer holds the proxy to vote Liberty's shares of the applicable company described above (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the applicable stockholders agreement, neither Liberty nor Mr. Diller can transfer shares of common stock or Class B common stock of the applicable company, other than:

  •
  transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of common stock of the applicable company;

  •
  transfers to each party's respective affiliates;

  •
  pledges relating to financings, subject to certain conditions; and

  •
  transfers of options or common shares of the applicable company in connection with "cashless exercises" of Mr. Diller's options to purchase shares of common stock of the applicable company.

        The restrictions on transfer are subject to a number of exceptions (which exceptions are generally subject to the rights of first refusal described below):

  •
  either of Liberty or Mr. Diller may transfer common shares of the applicable company to an unaffiliated third party, subject to tag-along rights described below;

  •
  either of Liberty or Mr. Diller may transfer common shares of the applicable company so long as, in the case of Mr. Diller, he continues to beneficially own at least 2,200,000 common shares (including stock options) of the applicable company and, in the case of Liberty, Liberty continues to beneficially own 2,000,000 common shares of the applicable company, and in the case of a transfer of an interest in, or [    ] common shares of the applicable company held by, specified entities referred to as the "BDTV Limited Entities," after such transfer, Liberty, Universal and Mr. Diller collectively control at least 50.1% of the total voting power of the applicable company; and

  •
  either of Liberty or Mr. Diller may transfer common shares of the applicable company so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act, and, in the case of a transfer of an interest in, or [    ] common shares of the applicable company held by, the BDTV Limited Entities, after such transfer, Liberty, Universal and Mr. Diller collectively control at least 50.1% of the total voting power of the applicable company.

  Tag-Along Rights and Rights of First Refusal

        Each of Mr. Diller and Liberty will be entitled to a right to "tag-along" (i.e., participate on a pro rata basis) on sales by the other of common shares of the applicable company to any third party. Liberty will not have a tag-along right in the event of:

  •
  sales by Mr. Diller of up to 2,000,000 common shares of the applicable company within any rolling twelve-month period;

  •
  transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of common stock of the applicable company or transfers in connection with "cashless exercises" of Mr. Diller's options to purchase shares of common stock of the applicable company;

  •
  specified "brokers' transactions," as defined under the Securities Act, which are referred to as "market sales"; or

  •
  generally, when Mr. Diller no longer serves in his senior executive capacity at the applicable company.

        Neither Mr. Diller nor Liberty will have a tag-along right with respect to hedging transactions or open market sales, in both cases, involving shares of common stock of the applicable company, subject to certain requirements.

        Each of Mr. Diller and Liberty has a right of first refusal in the case of a proposed transfer by the other of shares of Class B common stock of the applicable company to a third party.

  Transfers of Shares of IAC and Expedia Class B Common Stock

        If either Liberty or Mr. Diller proposes to transfer shares of Class B common stock of the applicable company, the other will be entitled to swap any shares of common stock of the applicable company it or he owns for such shares of Class B common stock of the applicable company (subject to the rights of first refusal described above). To the extent there remain shares of Class B common stock of the applicable company that the selling stockholder would otherwise transfer to a third party, such shares must first be converted into shares of common stock of the applicable company. This restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates.

  Termination

        Mr. Diller's and Liberty's rights and obligations under the applicable stockholders agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 2,200,000 common shares (including stock options) of the applicable company and, in the case of Liberty, Liberty no longer beneficially owns at least 2,000,000 common shares of the applicable company. Liberty's tag-along rights and obligations terminate at such time as Liberty ceases to beneficially own at least 5% of the total equity securities of the applicable company.

        In addition, Mr. Diller's rights under the applicable stockholders agreement will terminate upon the later of (1) the date Mr. Diller ceases to serve in his senior executive capacity at the applicable company or becomes disabled and (2) the date Mr. Diller no longer holds a proxy to vote the shares of the applicable company owned by Liberty.

Accounting Treatment

        The spin-off will be accounted for by IAC as a discontinuance of the businesses that will constitute Expedia after the spin-off. The measurement date for discontinued operations for accounting purposes will be on the date of the spin-off. After the spin-off, the assets and liabilities of Expedia will be accounted for at the historical values carried by IAC prior to the spin-off. Total costs relating to the spin-off are estimated at $15.0 million, which will be borne 80% by IAC and 20% by Expedia. IAC and Expedia have incurred approximately $4.9 million and $1,000,000 respectively of these costs through March 31, 2005.

Regulatory Requirements

        IAC is not aware of any material governmental approvals or actions that are necessary for consummation of the spin-off.

Federal Securities Law Consequences

        The following IAC securities will be registered under the Securities Act of 1933, as amended:

  •
  IAC common stock;

  •
  IAC Series B preferred stock; and

  •
  warrants to purchase shares of IAC common stock (as adjusted in connection with the spin-off and the reverse stock split) that currently trade on The Nasdaq Stock Market under the ticker symbols "IACIW" and "IACIZ."

        The following Expedia securities will be registered under the Securities Act of 1933, as amended:

  •
  Expedia common stock;

  •
  Expedia Series A preferred stock; and

  •
  warrants to purchase shares of Expedia common stock whose predecessor securities currently trade on The Nasdaq National Market under the ticker symbols "IACIW" and "IACIZ."

        Upon issuance, these IAC and Expedia securities may be traded freely and without restriction, except that the securities received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act of 1933) of IAC or Expedia, as applicable, may resell their securities only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 (or Rule 144, in the case of such persons who become affiliates of IAC or Expedia, as applicable) or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of IAC or Expedia, as applicable, are generally defined as individuals or entities that control, are controlled by, or are under common control with, IAC or Expedia, as applicable, and may include certain executive officers and directors of IAC and/or Expedia, as applicable.

U.S. Federal Income Tax Consequences of the Spin-Off

        The following discussion describes the material federal income tax consequences of the spin-off. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and all other applicable authorities as of the date of this Appendix E, all of which are subject to change, possibly with retroactive effect.

        The following discussion is limited to holders of IAC common stock and IAC Series A preferred stock that are characterized as United States persons for federal income tax purposes and may not describe all of the tax consequences that may be relevant to a holder in light of his or her particular circumstances or to holders subject to special rules. In addition, this summary is limited to holders that hold their IAC common stock and IAC Series A preferred stock as a capital asset within the meaning of Section 1221 of the Code. Accordingly, each IAC stockholder should consult his or her tax advisor as to the particular consequences of the spin-off to such stockholder, including the application of state, local and foreign tax laws, and as to possible changes in tax laws that may affect the tax consequences that are described in this Appendix E. This summary may not be applicable to IAC stockholders who received their IAC common stock or IAC Series A preferred stock pursuant to the exercise of employee stock options, under an employee stock purchase plan or otherwise as compensation. In addition, this summary does not address the tax consequences to any person who actually or constructively owns 5% or more of the shares of any class of IAC stock.

        It is a condition to the spin-off that IAC receive an opinion from its special counsel, Wachtell, Lipton, Rosen & Katz, to the effect that, on the basis of certain facts, representations and assumptions set forth in the opinion, the spin-off will qualify as a distribution that is generally tax free under Sections 355 and 368(a)(1)(D) of the Code. The following discussion assumes that the spin-off will so qualify.

Principal Federal Income Tax Consequences to IAC

        No gain or loss will be recognized by, and no amount will be includible in the income of, IAC as a result of the spin-off, other than with respect to any "excess loss account" or "intercompany transaction" required to be taken into account under Treasury regulations relating to consolidated returns.

Principal Federal Income Tax Consequences to Holders of IAC Common Stock

        For Federal income tax purposes the receipt of the Series 1 Mandatory Exchangeable Preferred Stock that IAC issues pursuant to the reclassification generally will be ignored. The reclassification of IAC common stock and the immediate exchange of shares of Series 1 Mandatory Exchangeable Preferred Stock for shares of Expedia common stock will be treated as a recapitalization of IAC common stock and a distribution by IAC of the Expedia common stock to the holders of IAC common stock.

        The principal federal income tax consequences of the spin-off to the holders of IAC common stock will be as follows:

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of, a holder of IAC common stock solely as a result of the receipt of IAC common stock in exchange therefor;

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of, a holder of IAC common stock solely as a result of the receipt of Expedia common stock in the spin-off;

  •
  the holding period for the IAC common stock received in the recapitalization and the Expedia common stock received in the spin-off will include the period during which the IAC common stock with respect to which such securities were received was held; and

  •
  the tax basis of IAC common stock held by an IAC stockholder immediately prior to the distribution will be apportioned, based upon relative fair market values at the time of the distribution, between the IAC common stock and the Expedia common stock received in the spin-off.

        An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. If the Internal Revenue Service subsequently determined the spin-off to be taxable, the above consequences would not apply and both IAC and holders of IAC common stock could be subject to tax. Additionally, certain future events that may or may not be within the control of IAC or Expedia, including certain extraordinary purchases of IAC common stock or Expedia common stock, could cause the spin-off not to qualify as tax free to IAC and/or holders of IAC common stock. For example, if one or more persons were to acquire a 50 percent or greater interest in Expedia stock or in the stock of IAC as part of a plan or a series of related transactions of which the spin-off is a part, the spin-off would be taxable to IAC, although not necessarily to IAC stockholders. Depending on the event, Expedia may have to indemnify IAC for some or all of the taxes and losses resulting from the spin-off not qualifying as tax free under Sections 355 and/or 368(a)(1)(D) of the Code. See "Relationship Between IAC and Expedia After the Spin-Off—Tax Sharing Agreement" in this Appendix E. If the spin-off were taxable, then:

  •
  each holder of IAC common stock who receives shares of Expedia common stock in the spin-off would be treated as if the stockholder received a taxable distribution equal to the full value of the shares of Expedia common stock received, taxed as a dividend to the extent of the stockholder's pro rata share of IAC's current and accumulated earnings and profits (including earnings and profits arising from the gain to IAC described in the second following bullet point) and then treated as a non-taxable return of capital to the extent of the holder's basis in the IAC common stock and finally as capital gain from the sale or exchange of IAC common stock; and

  •
  the consolidated group of which IAC is the common parent would recognize a gain equal to the excess of the fair market value of Expedia's securities on the date of the spin-off over IAC's tax basis therein.

        Under current law, individual citizens or residents of the United States are subject to U.S. federal income tax on dividends at a maximum rate of 15 percent (assuming certain holding period requirements are met) and long-term capital gains (i.e., capital gains on assets held for more than one year) at a maximum rate of 15 percent.

  Cash in Lieu of Fractional Shares

        To the extent that the one-for-two reverse stock split of IAC common stock and IAC Class B common stock results in fractional shares, holders of IAC common stock and IAC Class B common stock will receive cash in lieu of such fractional shares in an amount as determined by the IAC board of directors. A stockholder who receives cash instead of a fractional share of IAC common stock in connection with the one-for-two reverse stock split will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the stockholder's tax basis in the fractional share. Any such capital gain or loss will be treated as a long-term or short-term gain or loss based on the stockholder's holding period for the IAC common stock. Payments of cash in lieu of a fractional share of IAC common stock made in connection with the one-for-two reverse stock split may, under certain circumstances, be subject to "backup withholding" at a rate of 28 percent unless a stockholder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a stockholder's federal income tax liability, provided that the required information is supplied to the Internal Revenue Service. The spin-off transaction will not result in any fractional shares of Expedia common stock.

  Information Reporting

        Current Treasury regulations require each IAC stockholder who receives Expedia common stock or Expedia preferred stock pursuant to the reclassification to attach to his or her U.S. federal income tax return for the year in which the reclassification occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code.

        Applicable U.S. Treasury regulations provide that a change in conversion ratio or any transaction having a similar effect on the interest of any stockholder may be treated as a distribution with respect to any stockholder whose proportionate interest in the earnings and profits or assets of a corporation is increased by such change or similar transaction. A reduction in the conversion price of the Expedia Series A preferred stock will increase the preferred shareholder's proportionate interest in the earnings and profits or assets of Expedia.

        If the reduction in conversion price is treated as a deemed distribution, a converting shareholder will have dividend income to the extent of Expedia's current or accumulated earnings and profits. Any excess will be treated as a non-taxable return of capital to the extent of the shareholder's basis in the Expedia Series A preferred stock, and thereafter as capital gain.

        Expedia currently intends, absent a change in applicable authorities, to treat the reduction to the conversion price, if any, as a deemed dividend taxable to the converting shareholder at the time of conversion, in an amount equal to the fair market value of the additional shares of Expedia common stock received as a result of the reduction in the conversion price.

        Holders of IAC Series A preferred stock who elect to receive newly issued shares of IAC Series B preferred stock and Expedia Series A preferred stock immediately after the reclassification are urged to consult their advisors concerning the proper treatment of the potential reduction in the conversion price of the Expedia Series A preferred stock.

Treatment of Outstanding IAC Compensatory Equity-Based Awards

Treatment of IAC Options

        Vested IAC Options Held by IAC Employees:    Each vested option to purchase shares of IAC common stock will convert into an option to purchase shares of IAC common stock and an option to purchase shares of Expedia common stock with adjustments to the number of shares subject to each option and the option exercise prices based on the relative market capitalizations of IAC and Expedia following the spin-off and giving effect to the one-for-two reverse stock split.

        Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the converted options will have the same terms and conditions, including the same exercise periods, as the vested options to purchase IAC common stock had immediately prior to the spin-off. For purposes of the expiration of options held by IAC employees or Expedia employees (as the case may be) after the spin-off, IAC employees holding Expedia options shall be treated as being employed by Expedia, and Expedia employees holding IAC options shall be treated as being employed by IAC, in each case for so long as such employee remains actually employed by IAC or Expedia, as the case may be.

        Unvested IAC Options:    Each unvested option to purchase shares of IAC common stock will convert into an option to purchase shares of common stock of the applicable company (IAC or Expedia, as the case may be) for which the applicable employee works following the spin-off with adjustments to the number of shares subject to the option and the option exercise price based on the market capitalization of the applicable company following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split.

        Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the unvested options to purchase shares of common stock of the applicable company will have the same terms and conditions, including the same vesting provisions and exercise periods, as the unvested IAC options had immediately prior to the spin-off.

Treatment of IAC RSUs

        All IAC restricted stock units will convert into restricted stock units of the applicable company (IAC or Expedia, as the case may be) for which the applicable employee works following the spin-off with adjustments to the number of shares underlying each restricted stock unit based on the market capitalization of the applicable company following the spin-off relative to the market capitalization of IAC prior to the spin-off and giving effect to the one-for-two reverse stock split.

        Except as otherwise described above and except to the extent otherwise provided under local law, following the spin-off, the restricted stock units of the applicable company will have the same terms and conditions, including the same vesting provisions, as the IAC restricted stock units had immediately prior to the date of the spin-off.

Treatment of IAC Series A Preferred Stock, Warrants and Indebtedness in the Spin-Off

General

        In connection with the spin-off, IAC will effect a one-for-two reverse stock split. As a consequence, securities that are convertible into IAC common stock will be proportionately adjusted in accordance with their terms to take into account the reverse stock split.

Split of IAC Series A Preferred Stock

        With respect to holders of IAC Series A preferred stock who elect to receive shares of IAC Series B preferred stock and Expedia Series A preferred stock following the spin-off, each of their shares of IAC Series A preferred stock will convert into one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off.

        Under the separation agreement,

  •
  if holders of less than 85% of the outstanding shares of IAC Series A preferred stock elect to receive the cash consideration in connection with the spin-off, then IAC will reimburse Expedia an amount in cash equal to the redemption price per share of Expedia Series A preferred stock for each share of Expedia Series A preferred stock that Expedia redeems following the spin-off; and

  •
  if holders of 85% or more of the outstanding shares of IAC Series A preferred stock elect (or are deemed to elect) to receive the cash consideration in connection with the spin-off, IAC will not have any such reimbursement obligation.

        Following the spin-off, the material economic terms of the IAC Series B preferred stock and the Expedia Series A preferred stock will be as follows (after giving effect to the reverse stock split):

IAC Series B preferred stock

  •
  Face Amount and Liquidation Preference.    The per share face amount and liquidation preference of the IAC Series B preferred stock will equal $50 (the current per share face amount and liquidation preference of the IAC Series A preferred stock) multiplied by a fraction equal to 50% of the opening price of IAC common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

  •
  Dividends.    Holders of IAC Series B preferred stock will be entitled to receive annual dividends (in cash, common stock, or any combination thereof, at IAC's election) in the amount of 1.99% of the face amount of the stock, plus the excess, if any, of the value of any dividends paid on the number of shares of IAC common stock into which the preferred stock is then convertible.

  •
  Conversion Rights.    Each share of IAC Series B preferred stock will be initially convertible into approximately 0.74075 shares of IAC common stock (the "conversion factor"). If the share price of IAC common stock exceeds a trigger price (calculated as described below), the conversion factor will increase to a number determined by dividing the face value of the IAC Series B preferred stock by the following quotient:

Face Value × IAC (IAC × 0.74075) + (0.2396 × (IAC–Trigger Price))

    where IAC = 10-day average price of IAC common stock for the 10 days prior to the conversion date and the Trigger Price equals $70.20 (the trigger price for the IAC Series A preferred stock after giving effect to the reverse stock split) multiplied by a fraction equal to 50% of the opening price of IAC common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

Expedia Series A preferred stock

  •
  Face Amount and Liquidation Preference.    The per share face amount and liquidation preference of the Expedia Series A preferred stock will equal $50 (the current per share face amount and liquidation preference of the IAC Series A preferred stock) multiplied by a fraction equal to 50% of the opening price of Expedia common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

  •
  Dividends.    Holders of Expedia Series A preferred stock will be initially entitled to receive annual dividends (in cash, common stock, or any combination thereof, at Expedia's election) in the amount of 1.99% of the face amount of the stock, plus the excess, if any, of the value of any dividends paid on the number of shares of Expedia common stock into which the preferred stock is then convertible.

  •
  Conversion Rights.    Each share of Expedia Series A preferred stock will be initially convertible into 0.74075 shares of Expedia common stock (the "conversion factor"). If the share price of Expedia common stock exceeds a trigger price (calculated as described below), the conversion factor will increase to a number determined by dividing the face value of the Expedia Series A preferred stock by the following quotient:

Face Value × EXP (EXP × 0.74075) + (0.2396 × (EXP–Trigger Price))

    where EXP = 10-day average price of Expedia common stock for the 10 days prior to the conversion date and the Trigger Price equals $70.20 (the trigger price for the IAC Series A preferred stock after giving effect to the one-for-two reverse stock split) multiplied by a fraction equal to 50% of the opening price of Expedia common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

Treatment of IAC Warrants

        IAC has outstanding a number of series of warrants subject to different terms and conditions. Generally, IAC warrants will be treated one of two ways in the spin-off, as set forth below. Except as otherwise described below and except to the extent otherwise provided under local law, following the spin-off, the IAC and Expedia warrants, as the case may be, generally will have the same terms and conditions as the warrants to purchase shares of IAC common stock had immediately prior to the spin-off.

        Publicly Traded Warrants and Warrants Issued in Transaction with Vivendi Universal, S.A.

        Each publicly traded warrant, and certain other warrants, including the warrants to purchase shares of IAC common stock issued in the VUE transaction, among others, will convert in accordance with its terms into a warrant to purchase shares of IAC common stock and a warrant to purchase shares of Expedia common stock. From and after the spin-off and the one-for-two reverse stock split:

  •
  the number of shares of IAC common stock subject to the IAC warrant will equal one half the number of shares of IAC common stock underlying the IAC warrant prior to the spin-off;

  •
  the per share exercise price of the IAC warrant (rounded up to the nearest whole cent) will equal the per share exercise price of the IAC warrant prior to the spin-off multiplied by a fraction equal to the opening price of IAC common stock on the first trading day after the date of the spin-off, divided by the closing price of IAC common stock on the date of the spin-off;

  •
  the number of shares of Expedia common stock subject to the Expedia warrant will equal one half the number of shares of IAC common stock underlying the IAC warrant prior to the spin-off; and

  •
  the per share exercise price of the Expedia warrant (rounded up to the nearest whole cent) will equal the per share exercise price of the IAC warrant prior to the spin-off multiplied by a fraction equal to the opening price of Expedia common stock on the first trading day after the date of the spin-off, divided by the closing price of IAC common stock on the date of the spin-off.

  Privately Held Warrants Assumed by IAC in Past Transactions

        In connection with prior transactions, including, among others, the acquisition of Ticketmaster, Hotels.com, Expedia.com and Hotwire.com, IAC assumed a number of warrants that were adjusted to become exercisable for IAC common stock. Following the spin-off, IAC will remain the contractually obligated party with respect to these warrants and each warrant will represent the right to receive upon exercise by the holders thereof that number of shares of IAC common stock and Expedia common stock that the warrant holder would have received had the holder exercised the warrant immediately prior to the spin-off. Under the separation agreement, Expedia will contractually assume the obligation to deliver Expedia common stock to these warrant holders upon exercise. In addition, immediately after the spin-off, Expedia will issue into an escrow account a number of shares of Expedia common stock sufficient to satisfy the obligation for future delivery of Expedia common stock to the holders of these warrants who elect to exercise their warrants. Under the terms of the escrow, any such shares of Expedia common stock that are not delivered to exercising warrant holders will be returned to Expedia upon the expiration of the warrants in accordance with their terms.

        With respect to the warrant obligations to be retained by IAC, warrant holders will receive notice of the above-described adjustment to their warrants pursuant to their terms. Those warrants shall otherwise remain outstanding and subject to their respective warrant agreements.

  IAC's Indebtedness

        As of March 31, 2005, IAC had issued and outstanding (1) $360.845 million principal face amount of 6 3/4% Senior Notes Due 2005 and (2) $750 million principal face amount of 7% Senior Notes Due 2013. In connection with the spin-off, these Senior Notes will remain outstanding and continue to be an obligation of IAC. Expedia will have no obligations relating to these Senior Notes.

        Subject to satisfaction of applicable closing conditions, upon consummation of the acquisition of Ask Jeeves, IAC will assume the $115 million principal amount of Ask Jeeves, Inc. Zero Coupon

Convertible Notes Due June 1, 2008 and these notes (which prior to the acquisition are convertible into shares of Ask Jeeves common stock) will become convertible upon exercise by the holders into shares of IAC common stock based upon the exchange ratio in the IAC/Ask Jeeves merger agreement. Following the spin-off, IAC will remain the obligor with respect to the notes and each note will be convertible upon exercise by the holders into such number of shares of IAC common stock and Expedia common stock that a note holder would have received had the holder converted its notes immediately prior to the spin-off. Under the separation agreement, Expedia will contractually assume the obligation to deliver Expedia common stock to the note holders upon conversion. In addition, immediately after the spin-off, Expedia will issue into an escrow account a number of shares of Expedia common stock sufficient to satisfy the obligation for future delivery of Expedia common stock to holders of notes who elect to convert their notes. Under the terms of the escrow, any such shares of Expedia common stock that are not delivered to converting holders of notes will be returned to Expedia at the maturity of the notes.

Post Spin-Off Expedia Financing Arrangements

        In connection with the spin-off, it is anticipated that Expedia will enter into a $1.0 billion unsecured credit facility with various lenders, which will bear interest at a rate equal to a negotiated spread over LIBOR. The credit facility will contain customary warranties, covenants, and events of default, including those described below. Expedia currently expects that it will draw approximately $150 million under the credit facility concurrent with the completion of the spin-off.

Distribution of IAC and Expedia Securities Following the Spin-Off

IAC Common Stock and IAC Class B Common Stock

        In connection with the spin-off and on account of the one-for-two reverse stock split, certificates representing shares of IAC common stock and IAC Class B common stock prior to the spin-off will represent half the number of shares of IAC common stock and IAC Class B common stock (as applicable) after the spin-off.

Expedia Common Stock and Expedia Class B Common Stock

        As promptly as practicable following the spin-off, Expedia's transfer agent will distribute shares of Expedia common stock to those persons who are holders of IAC common stock at 5:00 p.m. on the date of the spin-off by mailing physical certificates representing the shares.

        As promptly as practicable following the spin-off, Expedia will distribute shares of Expedia Class B common stock to those persons who are holders of IAC Class B common stock at 5:00 p.m. on the date of the spin-off by mailing physical certificates representing the shares or by crediting the shares to book-entry accounts established by the transfer agent.

Elections of IAC Series A Preferred Stock and Distribution of Designated Election Following the Spin-Off

        Holders of IAC Series A preferred stock will receive an election form and instructions that will allow them to indicate whether they choose to receive (1) $50.00 in cash per share, plus accrued and unpaid dividends, (2) the IAC common stock and Expedia common stock that a holder of IAC Series A preferred stock would have received had the holder converted its IAC Series A preferred stock into IAC common stock immediately prior to the spin-off or (3) one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off.

        Holders of IAC Series A preferred stock who have not made an affirmative election by the deadline specified in the proxy to be mailed to IAC stockholders in connection with the spin-off will be treated as follows:

  •
  If holders of more than 50% of the outstanding shares elect to receive $50.00 in cash per share, plus accrued and unpaid dividends, then non-electing holders will be deemed to have elected to receive cash; or

  •
  If holders of more than 50% of the outstanding shares do not elect to receive cash, then non-electing holders will be deemed to have elected to receive one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off.

        For those holders of IAC Series A preferred stock who have not made an election, from and after the completion of the spin-off, certificates representing shares of IAC Series A preferred stock will be deemed to represent the default election described above, subject in all events to the surrender of those certificates.

IAC Warrants; Expedia Warrants

        Holders of IAC warrants prior to the spin-off will not need to take any action to effect the division of their warrants into IAC warrants and Expedia warrants following the spin-off. To the extent the current IAC warrants are uncertificated, neither IAC nor Expedia will issue physical certificates to holders representing those holders' warrants following the spin-off. Instead, the warrant agent for each of the uncertificated series of warrants will reflect the warrants in electronic book entry form and will monitor the issuance and trading of the post-spin-off IAC warrants and Expedia warrants through its electronic book entry system, provided that each of IAC or Expedia, as applicable, may instruct the warrant agent to issue physical certificates at its discretion. With respect to warrants held in certificated form, warrant certificates that represent the right to receive shares of IAC common stock upon exercise prior to the spin-off will represent the right to receive shares of IAC common stock and Expedia common stock upon exercise following the spin-off, subject to the terms, conditions and adjustments described in this Appendix E proxy statement/prospectus and in the proxy statement/prospectus filed by IAC in connection with the spin-off and until such time as IAC and/or Expedia effectuate an exchange of certificates. See "—Treatment of IAC Series A Preferred Stock, Warrants and Indebtedness in the Spin-Off" in this Appendix E.

Listing and Trading of IAC Securities

        IAC common stock currently trades on The Nasdaq National Market under the ticker symbol "IACI" and will continue to do so after the spin-off (as adjusted in connection with the spin-off and the reverse stock split). Those IAC warrants that currently trade on The Nasdaq Stock Market under the ticker symbol "IACIW" will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the reverse stock split) under the ticker symbol "IACIW." Those IAC warrants that currently trade on The Nasdaq Stock Market under the ticker symbol "IACIZ" will continue to trade on The Nasdaq Stock Market following the spin-off (as adjusted in connection with the spin-off and the reverse stock split) under the ticker symbol "IACIZ." IAC intends to seek to have the shares of IAC Series B preferred stock, if any, quoted on the OTC Bulletin Board under the ticker symbol "IACIP.OC." In order to do so, a broker-dealer in securities in the United States may be required to file with the National Association of Securities Dealers, Inc. a notice that will enable the broker-dealer to enter quotations for the IAC Series B preferred stock on the OTC Bulletin Board. There can be no assurance that a broker-dealer will file such a notice or, if filed, that quotations will be accepted on the OTC Bulletin Board. Further, there can be no assurance that if a broker-dealer commences to enter bid and asked quotations for the IAC Series B preferred stock on the OTC Bulletin Board that a viable and active trading market will develop.

Listing and Trading of Expedia Securities

        Expedia has applied to list Expedia common stock on The Nasdaq National Market and has reserved the ticker symbol "EXPE." Expedia also has applied to list on The Nasdaq Stock Market the two series of Expedia warrants whose predecessor securities currently trade on The Nasdaq Stock Market under the ticker symbols "IACIW" and "IACIZ." These new Expedia warrants are expected to trade under the ticker symbols "EXPEW" and "EXPEZ." Trading in Expedia common stock and Expedia warrants under those symbols is expected to begin on the first business day following the date that IAC completes the spin-off. Expedia intends to seek to have the shares of Expedia Series A preferred stock, if any, quoted on the OTC Bulletin Board under the ticker symbol "EXPEP.OC" in the same manner that IAC intends to seek to have its preferred stock listed. However, there can be no assurance that a viable and active trading market will develop.

Relationship Between IAC and Expedia after the Spin-Off

        Following the spin-off, the relationship between IAC and Expedia will be governed by a number of agreements. These agreements include:

  •
  a separation agreement;

  •
  a tax sharing agreement;

  •
  an employee matters agreement; and

  •
  a transition services agreement.

        IAC and Expedia will have filed the forms of separation agreement, the tax sharing agreement, the employee matters agreement and the transition services agreement as exhibits to IAC's registration statement related to the spin-off and the summaries of these documents that follow are qualified in their entirety by reference to the full text of those documents.

Separation Agreement

        The separation agreement provides that IAC will, immediately prior to the spin-off, contribute or otherwise transfer to Expedia all of the subsidiaries and assets primarily related to IAC's travel and travel-related businesses (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor. In general, IAC will effect the transfer of Expedia assets through a series of contributions of relevant IAC subsidiaries. Similarly, Expedia or one of its subsidiaries will assume all of the liabilities primarily relating to IAC's travel and travel-related businesses, as described above, and TripAdvisor immediately prior to the spin-off. Expedia has agreed to take each Expedia asset and to assume and perform each Expedia liability on an "as is, where is" basis, and IAC has made no representations or warranties with respect to any aspect of the Expedia assets or the Expedia liabilities.

        Other matters governed by the separation agreement include the assumption by Expedia of the obligations to deliver shares of Expedia common stock upon conversion of the Zero Coupon Convertible Notes Due June 1, 2008 to be assumed by IAC in the Ask Jeeves acquisition and upon the exercise of certain IAC warrants to purchase shares of IAC common stock, insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents, access to property, control of ongoing litigation and indemnification arrangements relating to liabilities of each party.

        Pursuant to the separation agreement, Expedia and its subsidiaries have agreed to indemnify IAC, its affiliates and their respective current and former directors, officers and employees for any losses arising out of any breach of the separation agreement, the tax sharing agreement, the employee matters agreement, the transition services agreement and any failure by Expedia to assume and perform any of the Expedia liabilities. IAC and its subsidiaries have agreed to indemnify Expedia and its affiliates and their respective current and former directors, officers and employees for any losses arising out of any breach of the separation agreement, the tax sharing agreement, the transition services agreement, the employee matters agreement and any failure by IAC to perform any of the IAC liabilities. Expedia has also agreed to indemnify IAC against any liabilities relating to the Expedia financial and business information included in the registration statement filed by IAC in relation to the spin-off (which financial information) has also been included in this Appendix E. In addition, from and after the completion of the spin-off, each of IAC and Expedia have generally agreed to bear 50% of the costs and liabilities associated with any securities law litigation relating to the conduct prior to the spin-off of the businesses or entities that comprise Expedia following the spin-off, regardless of whether the litigation arises prior to or after the spin-off. Following the spin-off, Expedia will bear 100% of the costs and liabilities associated with any other litigation relating to the conduct, prior to or after the spin-off, of the businesses or entities that comprise Expedia following the spin-off, regardless of whether the litigation arises before or after the spin-off.

        IAC may terminate the separation agreement and abandon the spin-off, in its sole discretion, at any time prior to completion of the spin-off.

Tax Sharing Agreement

        The tax sharing agreement governs IAC's and Expedia's respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. Generally, the tax sharing agreement provides that although IAC will pay taxes with respect to the Expedia income included on its consolidated return, other pre-distribution taxes that are attributable to the business of one party, including audit adjustments with respect to consolidated periods, will be borne solely by that party. Pursuant to the tax sharing agreement, IAC will prepare and file the federal consolidated return, and any other income tax returns that include Expedia with respect to any taxable period ending on or prior to, or including, the distribution date with the appropriate tax authorities and will pay any taxes relating thereto to the relevant tax authority. Expedia will prepare and file all separate company tax returns for Expedia and its subsidiaries, and pay all taxes due with respect to such tax returns for all taxable periods. In general, IAC controls all audits and administrative matters relating to the consolidated return of the IAC group.

        Under the tax sharing agreement Expedia generally (i) may not take (or fail to take) any action that would cause any representations, information or covenants in the separation documents or documents relating to the tax opinion concerning the spin-off to be untrue, (ii) may not take (or fail to take) any action that would cause the spin-off to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. During that period, Expedia may take certain actions prohibited by these covenants if it provides IAC with an Internal Revenue Service ruling or an unqualified opinion of counsel to the effect that these actions will not affect the tax free nature of the spin-off, in each case satisfactory to IAC in its sole and absolute discretion. Notwithstanding the receipt of any such Internal Revenue Service ruling or opinion, Expedia must indemnify IAC for any taxes and related losses resulting from (i) any act or failure to act described in the covenants above, (ii) any acquisition of equity securities or assets of Expedia or any member of its group, and (iii) any breach by Expedia or any member of its group of certain representations in the separation documents between IAC and Expedia or the documents relating to the tax opinion concerning the spin-off.

        Under U.S. federal income tax laws, Expedia and IAC are severally liable for all of IAC's federal income taxes attributable to the periods prior to and including the current taxable year of IAC, which ends on December 31, 2005. Thus, if IAC fails to pay the taxes attributable to it under the tax sharing agreement for periods prior to and including the current taxable year of IAC, Expedia may be responsible for these tax liabilities.

Employee Matters Agreement

        The employee matters agreement covers a wide range of compensation and benefit issues related to the spin-off. In general, IAC is responsible for all employment and benefit-related obligations and liabilities of current and former IAC employees (and their dependents and beneficiaries), except for employment and benefit-related obligations and liabilities related to employees who work for Expedia immediately following the spin-off (and their dependents and beneficiaries) and former employees who most recently worked for businesses and operations that will be owned by Expedia following the completion of the spin-off. IAC and Expedia will also be responsible for any other liabilities retained by or transferred to, as the case may be, such entity pursuant to the employee matters agreement.

        After the spin-off, Expedia no longer will participate in IAC's employee benefit plans, but will have established its own employee benefit plans that will be substantially similar to the plans sponsored by IAC prior to the spin-off. Assets and liabilities from the IAC Retirement Savings Plan will be transferred to a newly established Expedia Retirement Savings Plan as soon as practicable following the spin-off. As of the date of the completion of the spin-off, Expedia will establish the Expedia Health and Welfare Benefit Trust to fund liabilities under certain health and welfare plans of Expedia, and IAC will transfer an amount intended to cover "incurred but not reported," or IBNR, benefit liabilities, as determined by the plan actuary, to Expedia as initial funding of that trust. Pursuant to the employee matters agreement, Expedia will be responsible for determining payment amounts for all bonus awards granted under IAC bonus plans to employees who will be employed by Expedia following the spin-off and will be responsible for any such liabilities. For a description of the treatment of outstanding IAC equity awards, see "—Treatment of Outstanding IAC Compensatory Equity-Based Awards" in this Appendix E.

Transition Services Agreement

        Under the transition services agreement IAC will provide to Expedia on an interim, transitional basis, various services, including governmental affairs, internal audit services corporate sourcing (including technology operations and strategic sourcing), legal affairs and assistance with certain public company functions, and such other services as to which IAC and Expedia mutually agree. The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the spin-off.

        In general, the services will begin on the date of the completion of the spin-off and will cover a period generally not expected to exceed 18 months following the spin-off. Expedia may terminate the agreement with respect to one or more particular services upon 90 days prior written notice.

Commercial Agreements

        The operating businesses that constitute IAC prior to the spin-off currently, and for the foreseeable future, will continue to work together pursuant to a variety of commercial relationships. In connection with the spin-off, IAC and Expedia will institute various commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of Expedia, on the other hand. IAC and Expedia believe that all such agreements have been negotiated at arm's length between the applicable counterparties. In addition, IAC and Expedia believe that such agreements, whether taken individually or in the aggregate, do not constitute a material contract to either IAC or Expedia. Below is a brief description of such agreements that, individually or together with similar agreements, involve revenues to either IAC or Expedia in excess of $60,000.

        Distribution Agreements.    Certain subsidiaries of IAC distribute their respective products and services via arrangements with certain subsidiaries of Expedia, and vice versa. For example:

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  Citysearch makes available inventory from Expedia.com travel suppliers and TripAdvisor content and commerce links;

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  EPI makes available, via both the Entertainment Book and online, certain inventory and promotional offers from both Hotels.com and Hotwire travel suppliers;

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  Interval makes available inventory from both Expedia.com and Hotels.com travel suppliers via affiliate relationships;

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  Expedia.com and Hotels.com each make available to their respective customers certain products of EPI (such as discount coupon programs), either for purchase by or as a value-added service to such customers;

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  Expedia.com offers certain Ticketmaster client ticketing inventory to its customers;

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  Ask Jeeves will place branded search boxes on Expedia web pages, and Expedia companies will supply content for Ask Jeeves search results;

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  TripAdvisor distributes Citysearch commerce links on TripAdvisor; and

  •
  each of Expedia.com, Hotels.com and Hotwire makes available for bookings to their respective consumers certain resort inventory of Interval.

        Distribution agreements typically involve the payment of fees (usually on a fixed-per-transaction, revenue share or commission basis) from the party seeking distribution of the product or service to the party that is providing the distribution.

        Services Agreements.    Certain subsidiaries of IAC provide certain subsidiaries of Expedia with various services, and vice versa. Such arrangements include the following:

  •
  PRC provides call center support to both Expedia.com and Hotels.com;

  •
  Ticketmaster provides certain call center support to Hotels.com;

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  Ticketmaster provides advertising sales services to Expedia.com;

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  Expedia.com provides certain private-label travel services to Interval for use by its exchange members; and

  •
  Hotels.com provides certain call center support to Match.com.

        Aggregate revenues in respect of distribution and services agreements received by IAC subsidiaries from businesses that Expedia will own following the spin-off approximated $15.9 million in 2004. Aggregate revenues in respect of distribution and services agreements received by businesses that Expedia will own following the spin-off were not material in 2004.

Information about Expedia after the Spin-Off

        The following disclosure regarding Expedia's businesses assumes the completion of the spin-off.

        For information regarding the results of operations of Expedia on a historical basis, see the Expedia Historical Combined Financial Statements attached as Exhibit 3 to this Appendix E and the disclosure set forth under the caption "—Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia" in this Appendix E. For information regarding the results of operations of Expedia on a pro forma basis to give effect to the completion of the spin-off, see the Unaudited Pro Forma Condensed Combined Financial Statements for Expedia attached as Exhibit 2 to this Appendix E.

Description of Business

  Overview

        Expedia is among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands, including Expedia.com, Hotels.com, Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses.

        Expedia brands and businesses make available a wide selection of travel products and services, from simple, discounted travel to more complex, luxury travel. Expedia's various brands and businesses target the needs of different consumers, including those who are focused exclusively on price and those who are focused on the breadth of product selection and quality of services. Through its differentiated brands and businesses, Expedia helps a broad range of leisure and corporate travelers research, plan and book travel.

        Expedia makes available travel products and services primarily through its wholly-owned, branded websites, as well as through branded websites owned and operated by joint ventures and other companies in which Expedia has made investments. Expedia also makes available travel products and services through its private label program, through which it indirectly makes available travel products and services to customers through third party websites, as well as through traditional offline channels, including full-service telephone booking agents, onsite travel agents working at various corporate customer locations and in-destination Expedia!fun travel desks. Expedia also includes TripAdvisor, a comprehensive online travel search engine and directory.

        Expedia makes its travel products and services available on a stand-alone and package basis primarily through two separate business models, the merchant model and agency model. See "—Merchant and Agency Business Models" in this Appendix E. In 2004, merchant gross bookings and agency gross bookings were approximately $5.7 billion and $7.5 billion, respectively. Expedia also derives revenue from advertising and promotional activities across its branded websites.

        To ensure the success of its leisure and corporate travel businesses, Expedia has made substantial investments in technology and believes that innovation is a long-term competitive advantage, both in consumer- and supplier-oriented technology.

  History

        Expedia, Inc., a Delaware corporation, was incorporated in connection with the spin-off in April 2005 to hold IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop) and TripAdvisor.

        Prior to the announcement of the spin-off, IAC acquired, as well as made significant investments (directly and through its travel businesses) in several travel and travel-related businesses that are now part of Expedia, certain of which are as follows:

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  In May 1999, IAC acquired substantially all of the assets and assumed substantially all of the liabilities of two entities that operated Hotel Reservations Network, since renamed Hotels.com. Hotels.com completed its initial public offering in March 2000, in connection with which IAC retained a majority ownership stake;

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  In February 2002, IAC acquired a controlling interest in Expedia, Inc., a Washington corporation (through which Expedia.com was then, and is currently, operated and managed), from Microsoft Corporation;

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  In June 2003, IAC acquired all of the outstanding capital stock of Hotels.com that it did not already own, and in August 2003, IAC acquired all of the outstanding capital stock of Expedia,

    Inc., the Washington corporation, that it did not already own, after which these businesses became wholly-owned subsidiaries of IAC;

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  In October 2003, IAC acquired www.anyway.com;

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  In November 2003, IAC acquired Hotwire;

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  In March 2004, IAC acquired www.egencia.com, now Expedia Corporate Travel—Europe;

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  In April 2004, IAC acquired TripAdvisor; and

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  In August 2004, IAC made an initial investment in eLong, and in January 2005, acquired a majority ownership stake.

        Prior to becoming subsidiaries of IAC, each of these businesses acquired certain travel businesses that were subsequently incorporated into their respective operations, including, in the case of Expedia.com, Travelscape, a merchant hotel business, Metropolitan Travel, a domestic corporate travel business, and Classic Custom Vacations, a luxury travel packaging business.

  Portfolio of Brands and Businesses

        Expedia has created an easily accessible global travel marketplace that is used by a broad range of leisure and corporate consumers and travel agents. This marketplace allows customers to research, plan and book travel products and services from travel suppliers and allows these travel suppliers to efficiently reach and provide their products and services to Expedia customers. Through its diversified portfolio of domestic and international brands and businesses, Expedia makes available, on a stand-alone and package basis, travel products and services provided by numerous airlines, lodging properties, car rental companies, cruise lines and destination service providers, such as attractions and tours. Using a portfolio approach for Expedia's brands and businesses allows it to target a broad range of customers looking for different value propositions. A description of Expedia's principal brands and businesses appears below.

        Expedia.com.    Expedia.com makes a large variety of travel products and services available directly to consumers through its U.S.-based website, www.expedia.com, as well as through localized versions of its website in Canada, France, Germany, Italy, the Netherlands and the United Kingdom, many of which are leading online travel service companies in their respective country. Through Expedia.com, Expedia also operates www.anyway.com, a leading online travel company in France. Expedia.com-
branded websites also serve as the travel channel on MSN.com, Microsoft's online services network in the United States, as well as certain international MSN sites. See "—Marketing" in this Appendix E. Expedia.com-branded websites target many different types of consumers, from families booking a summer vacation to individual travelers arranging a quick weekend getaway. Consumers can search for, compare information about (including pricing and availability) and book travel products and services on Expedia.com-branded websites, including airline tickets, lodging, car rentals, cruises and many destination services, such as attractions and tours, from a large number of suppliers, on a stand-alone and package basis.

        Hotels.com.    Hotels.com makes available a large variety of lodging options to customers, who can plan, shop for and book lodging accommodations, from traditional hotels to vacation rentals, at over 15,000 properties worldwide. Hotels.com seeks to provide customers with premium content through its U.S.-based website, www.hotels.com (as well as localized versions in the Americas, Europe, Asia-Pacific and South Africa), its vacation rentals website at www.vacationspot.com and its toll-free call centers. Hotels.com is pursuing a strategy focused on differentiating its service offerings by positioning itself as a hotel expert with premium content about lodging properties, while simultaneously moving away from its historical focus solely on discount pricing.

        Hotwire.com.    Hotwire.com is a leading discount travel website that makes available airline tickets, hotel rooms, rental cars, cruises and vacation packages. Hotwire's opaque approach matches the needs of two groups: price-sensitive consumers willing to be flexible to save money and suppliers who have excess seats, rooms and cars they wish to fill without affecting the public's perception of their brands. Hotwire customers enjoy significant discounts by electing to book travel services "opaquely," without knowing certain itinerary details such as brand, time of departure and exact hotel location, while suppliers create value from excess inventory without diluting their core brand-loyal customer base. Hotwire works with many domestic and international airlines, including the U.S. full-service major network airlines, top hotels in hundreds of cities and resort destinations in the U.S., Europe, Canada, Mexico and the Caribbean and major car rental companies nationwide.

        WWTE.    WWTE, Expedia's private label program, is used to make travel products and services available to consumers through third party company-branded websites via Expedia's industry leading technology platform. The private label program, which is a low risk, cost-effective way for Expedia to enter new markets in the United States and abroad, enables Expedia to cover many more markets than is possible by setting up full-scale websites, which requires significant investment in technology and personnel. The products and services made available through WWTE websites are a subset of those made available on Expedia.com-branded websites. Expedia pays participants in the WWTE private label program on a revenue-share basis. Expedia also has a growing international private label business.

        Classic Customs Vacations.    Classic Customs Vacations or CCV, makes premium custom Hawaiian, Mexican, Caribbean and European travel packages available principally to a network of travel agents throughout the United States. Travel agents shopping for premium custom vacation packages for their customers can obtain such packages through the CCV team of telesales professionals. Customers can preview these packages directly through CCV's websites, www.classiccustomvacations.com and www.classicvacations.com.

        Expedia!fun.    Expedia!fun is a network of in-destination travel desks located at hotels and resorts in Florida, Hawaii and Mexico that offer travelers the opportunity to obtain tours, attractions, airport transfer services and other travel-related services. Expedia entered the destination services market through its acquisition of Activity World, a Hawaiian destination service provider, in 2004, and recently expanded its travel desk business with the 2005 acquisition of Premier Getaways, a destination service provider in Florida.

        Expedia Corporate Travel.    Expedia Corporate Travel is a full-service, travel management company that makes travel products and services available to corporate customers in the U.S. and in Europe. Expedia Corporate Travel is growing globally, and in 2004 established Expedia Corporate Travel Europe, which includes www.egencia.com and World Travel Management, which were acquired in March 2004 and August 2004, respectively. Expedia Corporate Travel provides, among other things, centralized booking tools for employees of its corporate customers, support of negotiated airfares and consolidated reporting aimed at small- and mid-sized businesses. Expedia Corporate Travel charges corporate client companies sign-up and set-up fees, as well as transactional fees for making or changing bookings. In addition, Expedia Corporate Travel provides on-site agents to some corporate clients in order to support the related account.

        TripAdvisor.    TripAdvisor is a comprehensive online travel search engine and directory that aggregates unbiased articles, guidebook reviews and user comments on cities, hotels and activities in a variety of given destinations from a number of online sources. In addition to travel-related information, TripAdvisor's destination-specific search results provide links to the websites of TripAdvisor's travel partners (travel service providers and marketers) through which consumers can make related travel arrangements.

  International Opportunities and Investments

        Expedia leverages its established brands and businesses to enter markets with large existing travel markets and established consumer behavior for planning and purchasing travel. Expedia reaches many customers in several countries and multiple continents through the brands and businesses described above. Expedia typically customizes international points of sale to reflect local language, currency, customs, traveler behavior and preferences and local hotel markets, all of which may vary from country to country. Expedia intends to continue to expand its international presence.

        Expedia believes that Europe presents an especially large opportunity for its brands and businesses. Europe is more populous than the U.S. and, with more generous vacation policies by employers, Europeans generally take more frequent and longer vacations than do Americans. European hotel markets are more fragmented than U.S. hotel markets, and therefore, Expedia believes that it is more difficult for European hotels to reach their customers through traditional marketing initiatives than for U.S. hotels. Expedia believes that its ability to deliver the targeted marketing characteristics of the Internet increases the value it can bring to travel suppliers in Europe and elsewhere.

        In addition to expanding its brands and businesses into foreign markets, Expedia also makes investments in travel and travel-related businesses abroad. For example, through Expedia.com, Expedia is party to a joint venture with Société Nationale des Chemins de Fer Français (SNCF), the state-owned railway group in France, which operates www.voyages-sncf.com, a leading online site for e-tourism in France. SNCF and Expedia (through Expedia.com) own 50.1% and 49.9% of the joint venture, respectively.

        Expedia has also expanded into the Asia-Pacific region, where travel markets are growing. As part of its expansion into Asia-Pacific, Expedia currently holds approximately 52% of the outstanding capital stock (on a fully diluted basis) of eLong, Inc. (NASDAQ:LONG), or eLong. This stake represents approximately 96% of the total voting power of eLong. eLong is an independent travel service company headquartered in Beijing with a national presence across China. eLong uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. eLong offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

  Merchant and Agency Business Models

        Expedia, through its various brands and businesses, makes travel products and services available on a stand-alone and package basis, primarily through two separate business models: the merchant model and the agency model. Under the merchant model, Expedia facilitates the booking of hotel rooms, airline seats, car rentals and destination services from its travel suppliers and is, for such bookings, the merchant of record. Acting as the merchant of record enables Expedia to achieve a higher level of net revenues per transaction, promote additional services for its travel suppliers and generally provide lower prices to consumers as compared to those provided through the agency model. Merchant revenues are recognized when the customer uses the travel product or service, as opposed to when the travel product or service is booked. In the case of merchant transactions, Expedia generally has certain latitude to establish and change prices charged to customers (as compared to agency transactions). The merchant model provides travel suppliers a cost-efficient way (as compared to traditional marketing initiatives) to increase the marketing and promotion of their brands. Merchant revenues are derived from the difference between amounts paid to the travel suppliers and the amounts paid by the consumer.

        Under the agency model, Expedia acts as an agent in the transaction, passing reservations booked by its customers to the relevant airline, hotel, car rental company or cruise line. Expedia receives a commission or ticketing fee from the travel supplier for its services under the agency model. In the case of agency airline transactions, Expedia also receives fees from global distribution systems partners, or GDSs, which control the computer systems through which air travel reservations are booked, in addition to any commissions or ticketing fees paid by travel suppliers. In agency transactions, the travel supplier sets the price paid by the consumer and the travel supplier appears as the merchant of record for the transaction. Agency revenues are derived primarily from commissions and ticketing fees from travel suppliers, revenues from GDSs and fees from leisure and corporate customers and are recognized at the time the reservation is booked. Fees from leisure and corporate customers include (i) service fees, which are charged in connection with most bookings on U.S. and some international websites, (ii) fees for processing and delivery of paper airline tickets via express mail and (iii) corporate transaction service fees for travel booking services provided to corporate customers.

        Through Expedia-branded websites, customers can dynamically assemble multiple component travel packages in a single transaction at a savings as compared to booking each component separately. Packages assembled by customers through the dynamic packaging model on Expedia-branded websites include at least one major merchant air, car or hotel component. Customers select packages based on the total package price, without being provided component pricing. The use of the merchant travel components in packages enables Expedia to make certain travel products available at prices lower than those charged on a per component basis by travel suppliers without impacting their established pricing and positioning models.

  Relationships with Travel Suppliers and Distribution Partners

        Overview.    Expedia makes travel products and services available from a variety of large and small commercial and charter airlines, lodging properties, major car rental companies and cruise lines and in-destination service providers. Expedia seeks to build and maintain long-term, strategic relationships with these travel suppliers that have the mutual objective of shared success, as well as build additional strategic relationships with other travel suppliers and GDS partners. An important component of the success of Expedia's business depends on its ability to maintain its existing, as well as build new, relationships with travel suppliers and GDS partners.

        Benefits to Travel Suppliers.    Expedia strives to deliver value to its travel suppliers through a wide range of innovative, targeted merchandising and promotional strategies designed to increase their revenues, while simultaneously reducing their marketing transaction and customer service costs. Expedia maintains a supplier relations team, which consists of a staff of account executives and market managers who work directly with travel suppliers to increase the marketing of their travel products through Expedia's brands and businesses.

        In addition, Expedia has developed proprietary, supplier-oriented technology that streamlines the interaction between some of its websites and hotel property management systems, making it easier and more cost-effective for hotels to manage reservations made through certain Expedia brands and businesses. Through "direct connect" technology, hotels can upload information about available products and services and rates directly from their central reservation systems into certain Expedia websites, as well as automatically confirm hotel reservations made by Expedia customers. In the absence of direct connect technology, both of these processes are generally completed manually. There are currently more than one thousand hotels in North America that have adopted direct connect technology and Expedia expects that this number will increase in the future.

        Travel Supplier and Distribution Partner Revenues.    A portion of Expedia's agency revenues are derived from compensation paid by travel suppliers and GDS partners for bookings made through Expedia's websites. Expedia generally negotiates these commissions and fees with its travel suppliers and GDS partners. Over the last several years, travel suppliers have generally reduced or eliminated commissions and payments to travel agents and other travel intermediaries.

  Industry and Competition

        Expedia's brands and businesses compete in rapidly evolving and intensely competitive markets. According to industry sources, combined global travel sales (for the United States, Europe and the Asia Pacific region) in 2004 were approximately $875 billion, approximately $90 billion of which were transacted online. Combined travel sales for Europe and the Asia Pacific region in 2004 were approximately $529 billion, approximately $33 billion of which were transacted online. Industry sources predict that online travel sales in Europe and the Asia Pacific region will grow by as much as approximately 40% over the next several years. The relatively low percentage of total travel sales transacted online in international markets indicates that these markets represent especially large opportunities for Expedia and those of its competitors that wish to expand their brands and businesses abroad.

        Expedia's competitors include online and offline travel companies that target leisure and corporate travelers, travel supplier direct websites and other channels, consolidators and wholesalers of travel products and services and other companies offering travel search engines, content or advice, in each case, on a local, regional, national and/or international basis.

        Expedia believes that maintaining and enhancing its brands is a critical component of its efforts to compete with its competitors. Expedia's brands and businesses differentiate themselves from competitors primarily on the basis of quality and breadth of travel products made available, channel features and usability, price, customer service and quality of travel planning content and advice. The emphasis on one or more of these factors varies, depending on the brand or business and the related target demographic.

        Expedia's brands and businesses face competition from travel supplier direct websites. In some cases, supplier direct channels offer advantages to customers, such as loyalty programs or lower transaction fees. Expedia believes that its websites, which feature travel products and services from numerous travel brands (as opposed to a single brand), have greater appeal in the case of brand-agnostic customers, a much larger demographic than brand-loyal customers.

        Expedia's business is generally sensitive to changes in the competitive landscape, including the emergence of new competitors, most recently, the travel meta-search engine. Travel meta-search engines aggregate pricing and other information from other travel websites, and present this information in the form of consolidated, comparative search results to their users. Consumers can purchase travel products and services directly from travel suppliers by clicking-through to their branded websites through search results or links posted on the travel meta-search engine. TripAdvisor competes with other travel search engine companies and traditional offline travel directories.

        Some of Expedia's competitors may be able to make products and services from travel suppliers available on more favorable terms based on a variety of factors, including their willingness to accept lower revenues, better relationships with suppliers and their vertical integration with GDSs and/or travel suppliers. Expedia expects its current and future competitors to continually revise and improve their business models. Travel product and service providers that work with Expedia and its online competitors may introduce pricing or other business changes that could adversely affect Expedia's attractiveness to travel suppliers.

  Marketing

        Expedia's marketing programs, initiatives and related spending accrue to the primary goals of building and maintaining individual brand propositions across its portfolio of brands, driving traffic and conversion through its various brands and businesses, lowering ongoing customer acquisition costs, increasing market share and strategically positioning its various brands and businesses in relation to one another. The long-term success of Expedia depends on its continued ability to increase the overall number of customer transactions in a cost-effective manner.

        Expedia's marketing programs and initiatives primarily include direct and/or personalized customer communications, search engine marketing and online and offline advertising. In addition, the Expedia-branded websites operate the travel channel on the MSN.com website in the U.S. and MSN websites in Canada, the United Kingdom, Italy, France and Germany. The related MSN contract continues through June 2005. Expedia is currently negotiating the renewal of this agreement with Microsoft. However, no assurances can be provided that Expedia will be able to renew the agreement on acceptable terms, if at all.

        Expedia also makes use of affiliate marketing. The Expedia.com and Hotels.com-branded websites receive bookings from consumers who have clicked-through to the respective websites through links posted on affiliate partner websites through affiliate programs, including the Interactive Affiliate Network, or IAN.com. As of December 31, 2004, Expedia had affiliation agreements with thousands of third party affiliate partners, including a number of leading travel companies, pursuant to which it pays affiliate partners a commission for bookings originated from their websites. Affiliate partners can make travel products and services available through an Expedia-branded website, a co-branded website or their own private label website. Expedia also provides its affiliates with industry-leading technology and access to a wide range of products and services.

  Expedia Regulation

        Expedia must comply with laws and regulations relating to the travel industry and the provision of travel services, including registration in various states as "sellers of travel" and/or vacation clubs and compliance with certain disclosure requirements and participation in state restitution funds. In addition, Expedia businesses are subject to regulation by the U.S. Department of Transportation and must comply with various rules and regulations governing the provision of air transportation, including those relating to advertising and accessibility.

        Expedia is currently subject and, as Expedia continues to expand the reach of its brands and businesses into the European, Asia-Pacific and other international markets, will become increasingly subject, to laws and regulations applicable to travel agents in those markets, including laws regulating the provision of travel packages and industry specific value-added tax regimes. For example, the EEC Council Directive on Package Travel Package Holidays and Package Tours imposes various obligations upon marketers of travel packages, such as disclosure obligations to consumers and liability to consumers for improper performance of the package, including supplier failure. Laws applicable to travel agents in these markets are subject to change at any time and authorities in these markets are regularly considering new legislation, as well as changes in the application of existing laws and regimes applicable to travel agents and the travel industry.

  Expedia Intellectual Property Rights

        Expedia has developed innovative, robust technology to power its global travel marketplace. For example, the Expert Searching and Pricing Platform, or ESP Platform, which is used by Expedia-branded websites, is an industry leading platform that includes two components: (1) a fare-searching engine that enables broader and deeper airline fare and schedule searches and (2) a common database platform that allows Expedia-branded websites and their customers to bundle diverse types of travel services together dynamically, which further enhances the ability of Expedia-branded websites to cross-market and package travel inventory. The ESP Platform has been an important contributor to Expedia's emergence as one of the largest online packagers of travel. Another core technology advantage is Expedia's best fare search technology. This technology essentially deconstructs the segment feeds from GDS partners for air tickets and recommends the best way to re-assemble multi-leg itineraries so that they are less expensive and more flexible for the customer.

        Expedia regards its intellectual property rights, including its patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property, as critical to its success. For example, Expedia relies heavily upon the software code, informational databases and other components that make up its travel planning service, all of which are protected by copyrights, patent applications and registrations.

        Expedia relies on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property of Expedia without authorization which, if discovered, might require the uncertainty of legal action to correct. In addition, there can be no assurance that others will not independently and lawfully develop substantially similar properties.

        Expedia has registered and continues to apply to register, or secure by contract when appropriate, its trademarks and service marks as they are developed and used, and reserves and registers domain names as it deems appropriate. While Expedia vigorously protects its trade and service marks and domain names, effective trademark protection may not be available or may not be sought by Expedia in every country in which it makes products and services available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered by Expedia, even if available. The failure to protect Expedia's intellectual property in a meaningful manner or challenges to Expedia's contractual rights could materially adversely affect its business, result in erosion of its brand names and limit its ability to control marketing on or through the Internet using its various domain names.

        Expedia has considered, and will continue to consider, the appropriateness of filing for patents to protect future inventions, as circumstances may warrant. However, many patents protect only specific inventions and there can be no assurance that others may not create new products or methods that achieve similar results without infringing upon patents owned by Expedia.

        From time to time, Expedia may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement by Expedia of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce the intellectual property rights of Expedia, protect its trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any such litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm Expedia's business.

  Employees

        As of December 31, 2004, Expedia and its subsidiaries employed approximately 4,400 full-time employees across its various businesses. Expedia believes that it generally has good employee relationships.

  Properties

        Expedia leases approximately 339,000 square feet for its headquarters in Bellevue, Washington, pursuant to leases with expiration dates ranging from June 2007 to February 2010. Expedia leases space for its domestic operations in various cities and locations in California, Florida, Hawaii, Idaho, Michigan, Missouri, Nevada, New York, Texas and Washington.

        Expedia leases space for its international operations in various cities and locations in Australia, Belgium, Canada, China, France, Germany, Italy, Japan, Mexico, the Netherlands, Spain and the United Kingdom.

  Legal Proceedings

        In the ordinary course of business, Expedia and its subsidiaries are parties to litigation involving property, personal injury, contract, and other claims. The amounts that may be recovered in such matters may be subject to insurance coverage.

        Rules of the Securities and Exchange Commission require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damages claims for amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters which Expedia and its subsidiaries are defending, including those described below, involves or is likely to involve amounts of that magnitude. The litigation matters described below involve issues or claims that may be of particular interest to Expedia's shareholders, regardless of whether any of these matters may be material to the financial position or operations of Expedia based upon the standard set forth in the SEC's rules.

        All of the litigation matters described below, which were commenced prior to the formation of Expedia, involve the activities of and/or information concerning one or more of Expedia's businesses. In certain of these litigation matters, IAC and/or its current and certain former directors and officers have been named as defendants, which litigation matters are referred to herein as the IAC/Expedia Litigation Matters. In connection with the spin-off, Expedia and IAC have agreed to certain indemnification arrangements relating to the IAC/Expedia Litigation Matters. For a description of these indemnification arrangements, see "—Relationship Between IAC and Expedia After the Spin-Off—Separation Agreement" in this Appendix E.

        For purposes of the litigation-related disclosure set forth immediately below, the term Expedia refers to Expedia, Inc., the Washington corporation, through which Expedia.com has historically been, and is currently, operated and managed.

        Securities Class Action Litigation against IAC. On September 20, 2004, a purported shareholder class action, Steven Malasky, on Behalf of Himself and All Others Similarly Situated v. IAC/InterActiveCorp et al., No. 04 Civ. 7447, was commenced in the United States District Court for the Southern District of New York against IAC, certain of its officers, and one outside director, alleging violations of the federal securities laws. Thereafter, eleven other such lawsuits containing substantially similar allegations were filed in the same court. The complaints in these cases generally alleged that the value of IAC common stock was artificially inflated by statements about its financial results and forecasts, made prior to its August 4, 2004 announcement of its earnings for the second quarter of 2004, that were false and misleading due to the defendants' alleged failure to disclose various problems faced by IAC's travel businesses.

        In rulings on December 20, 2004 and March 7, 2005, the district court consolidated the twelve lawsuits into a single action captioned In re IAC/InterActiveCorp Securities Litigation, appointed co-lead plaintiffs, and designated co-lead counsel. On May 20, 2005, the plaintiffs filed a consolidated amended complaint, naming as defendants IAC, three of its officers, one former officer, six directors, three former directors, and one former officer of Expedia. The amended complaint contains factual allegations substantially similar to the allegations in the initial complaints, purports to assert claims under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, Section 20(a) of the Exchange Act, and Sections 11 and 15 of the Securities Act of 1933, and seeks damages in an unspecified amount. The plaintiffs seek to represent a class of shareholders who purchased shares of IAC common stock between March 31, 2003 and August 3, 2004. IAC intends to defend vigorously against this lawsuit.

        On October 18, 2004, a related shareholder derivative action, Stuart Garber, Derivatively on Behalf of IAC/InterActiveCorp v. Barry Diller et al., No. 04-603416, was commenced in the Supreme Court of the State of New York (New York County) against IAC's directors and certain officers. IAC is a nominal defendant. This action is based on similar factual allegations as the federal securities class action described above. The complaint alleges, among other things, that the director defendants breached their fiduciary duties by failing to exercise their oversight responsibilities to ensure the integrity of IAC's business practices, financial reporting, and public statements. The complaint also purports to assert claims for misappropriation of confidential information for personal profit, contribution and indemnification. The complaint seeks damages in an unspecified amount and restitution of all remuneration paid by IAC to the individual defendants during the period of the alleged breach of duty.

        On November 15, 2004, a second related shareholder derivative action, Lisa Butler, Derivatively on Behalf of IAC/InterActiveCorp v. Barry Diller et al., No. 04 Civ. 9067, was filed in the United States District Court for the Southern District of New York against IAC's current directors and certain former directors of IAC. IAC is a nominal defendant. The action is based on similar factual allegations as the federal securities class action and the other shareholder derivative suit described above. The complaint purports to assert claims for violation of Section 14(a) of the Exchange Act, breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment. The complaint seeks an order voiding the election of IAC's current board of directors, as well as damages in an unspecified amount, various forms of equitable relief, restitution, and disgorgement of remuneration received by the individual defendants from IAC.

        On January 24, 2005, the federal district court consolidated the Butler shareholder derivative suit with the consolidated securities class action for pre-trial purposes only. On February 2, 2005, the defendants in the Garber shareholder derivative suit removed the case from New York state court to the United States District Court for the Southern District of New York. On April 11, 2005, the district court consolidated the Garber derivative suit with the securities class action for pre-trial purposes only.

        Litigation Relating to the IAC/Hotels.com Merger Agreement.    On April 10, 2003, the day of the announcement of the IAC/Hotels.com merger agreement, a purported class action on behalf of Hotels.com shareholders was filed in the Delaware Chancery Court against Hotels.com, IAC, and members of the board of directors of Hotels.com. See Michael Garvey, on Behalf of Himself and All Others Similarly Situated v. Jonathan F. Miller et al., No. 20248-NC (New Castle County). Also on April 10, 2003, the plaintiff in a purported shareholder derivative action on behalf of Hotels.com against certain officers and directors of Hotels.com, which was pending in Texas state court prior to the announcement of the merger transaction and had originally asserted derivative claims relating to Hotels.com's pre-merger earnings guidance (which claims are described more fully in a separate section below), filed an amended complaint to include class allegations regarding the merger transaction. See Alex Solodovnikov, Derivatively on Behalf of Hotels.com v. Robert Diener et al., No. 03-02663 (District Court, 160th Judicial District, Dallas County). In addition, on April 17, 2003, the plaintiffs in a consolidated action pending in the Delaware Chancery Court, which had consolidated a number of purported class actions filed against Hotels.com, IAC, and members of the board of directors of Hotels.com as a result of IAC's announcement in June 2002 of its intention to enter into a Hotels.com acquisition transaction, filed a consolidated and amended class-action complaint. See In re Hotels.com Shareholders Litigation, No. 16662-NC (New Castle County). Pursuant to an agreement among the parties, the defendants' time to respond to this complaint and to the complaint in the Garvey case has been adjourned indefinitely.

        The complaints in the two Delaware actions and the class allegations in the complaint in the Texas action allege, in essence, that the defendants breached their fiduciary duties to Hotels.com's public shareholders by entering into and/or approving the merger agreement, which allegedly does not reflect the true value of Hotels.com. The complaints sought to enjoin consummation of the transaction or, in the alternative, to rescind the transaction, as well as damages in an unspecified amount.

        On April 18, 2003, the Texas action (Solodovnikov) was removed to the United States District Court for the Northern District of Texas. On May 2, 2003, the plaintiff in this action filed a motion to remand the case to state court. On June 3, 2003, the plaintiff withdrew his motion to remand the case to state court and filed a motion in federal court for expedited discovery in anticipation of filing a motion for a preliminary injunction against consummation of the IAC/Hotels.com merger. The defendants opposed the motion. On June 16, 2003, the district court denied the plaintiff's motion for expedited discovery. On June 23, 2003, the IAC/Hotels.com merger transaction closed.

        Expedia believes that the allegations in these lawsuits are without merit and will continue to defend vigorously against them.

Litigation Relating to Hotels.com's Guidance for the Fourth Quarter of 2002.

        Securities Class Action.    On January 10, 2003, a securities class action, Daniel Taubenfeld et al., on Behalf of Themselves and All Others Similarly Situated v. Hotels.com et al., No. 3:03-CV-0069-N, was filed in the United States District Court for the Northern District of Texas, arising out of Hotels.com's downward revision of its guidance for the fourth quarter of 2002. This lawsuit alleges that the defendants, Hotels.com and three of its former executives, violated the federal securities laws during the period from October 23, 2002 to January 6, 2003 (the "Class Period"). The defendants are alleged to have knowingly (i) made certain materially false and misleading public statements with respect to the anticipated performance of Hotels.com during the fourth quarter of 2002, and (ii) concealed from the investing public certain material events and developments that were likely to render that anticipated performance unattainable. The individual defendants are further alleged to have profited from the rise in Hotels.com's share price caused by their public statements through sales of Hotels.com stock during the Class Period. The lawsuit further alleges that as a result of Hotels.com's announcement, on January 6, 2003, of a downward revision of its guidance for the fourth quarter of 2002, its share price declined by 25%. The lawsuit seeks certification of a class of all non-defendant purchasers of Hotels.com stock during the Class Period and seeks damages in an unspecified amount. Three other substantially similar securities class actions were filed in the same court shortly thereafter and were later consolidated with the Taubenfeld case.

        On August 18, 2003, the lead plaintiffs in this action filed a consolidated class-action complaint. On October 31, 2003, the defendants filed a motion to dismiss the consolidated complaint. The plaintiffs opposed the motion. On September 27, 2004, the district court issued an order granting the defendants' motion to dismiss the complaint. The court's ruling was based upon a number of grounds, including that certain of the statements complained of were forward-looking statements accompanied by appropriate cautionary language and thereby protected by the "safe harbor" provisions of the Private Securities Litigation Reform Act, and that certain of the statements and omissions complained of were, as a matter of law, not material and therefore not actionable. The court dismissed all of the plaintiffs' claims with prejudice (i.e., without leave to replead them), with the exception of two claims involving statements by analysts. The plaintiffs have advised that they do not intend to attempt to replead those claims. On March 4, 2005, the plaintiffs filed a notice of appeal of the district court's ruling to the United States Court of Appeals for the Fifth Circuit.

        Shareholder Derivative Suit.    Two shareholder derivative actions, Anita Pomilo Wilson, Derivatively on Behalf of Nominal Defendant Hotels.com v. Elan J. Blutinger et al., No. 3:03-CV-0501-K, and Alex Solodovnikov, Derivatively on Behalf of Hotels.com v. Robert Diener et al., No. 3:03-CV-0812-K, arising out of the same events as the consolidated securities class action, were removed to the same Texas federal district court after having been filed in Texas state court on January 14, 2003 and March 14, 2003, respectively. The defendants in these shareholder derivative actions are Hotels.com (as a nominal defendant only) and a number of current or former directors of Hotels.com. These lawsuits allege that the individual defendants who, during the period from October 25, 2002 to December 3, 2002, sold Hotels.com stock breached their fiduciary duty to Hotels.com by misappropriating, and trading and profiting on the basis of, proprietary, material non-public information concerning the financial condition and growth prospects of Hotels.com. The lawsuits also allege that all of the individual defendants aided and abetted the selling defendants' breaches of fiduciary duty by concealing from the market the information on the basis of which the selling defendants allegedly traded and profited. The lawsuits seek imposition of a constructive trust in favor of Hotels.com on the profits obtained by the selling defendants on their sales of Hotels.com stock during the period referred to above, as well as unspecified damages resulting from the individual defendants' alleged breaches of fiduciary duty.

        On December 16, 2003, the two shareholder derivative actions were consolidated under the caption, In re Hotels.com Derivative Litigation, No. 3:03-CV-501-K (N.D. Tex.). On April 26, 2004, the lead plaintiff filed a consolidated amended complaint. The amended complaint, which asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment against sixteen current or former directors of Hotels.com, seeks damages, restitution, and disgorgement of profits in an unspecified amount, together with the imposition of a constructive trust on those profits. The amended complaint reiterates the allegations of the two shareholder derivative actions described above and further alleges that certain of the individual defendants caused Hotels.com to enter into the IAC/Hotels.com merger transaction in order, among other self-interested reasons, to procure the dismissal of the previously filed derivative actions. In this respect, the amended complaint seeks a judicial declaration, on behalf of all pre-merger public shareholders of Hotels.com stock, that the IAC/Hotels.com merger agreement, which resulted in the IAC/Hotels.com merger transaction that closed on June 23, 2003, is unlawful and unenforceable.

        On June 28, 2004, the defendants filed a motion to dismiss the consolidated amended complaint. The plaintiff opposed the motion.

        On October 18, 2004, the district court directed the parties to engage in mediation. On December 20, 2004, the parties engaged in mediation before a retired federal district judge. The mediation did not result in a resolution of this matter. On January 10, 2005, the parties, with the concurrence of the mediator, filed a joint motion requesting the district court to stay the shareholder derivative action pending resolution of the plaintiffs' contemplated appeal from the district court's dismissal of the related securities class action.

        On February 23, 2005, the district court issued an order denying the defendants' motion to dismiss as well as the parties' joint motion for a stay. On March 7, 2005, the district court issued orders vacating its denial of the parties' stay motion, staying the case until further notice and directing that the case be administratively closed pending a decision in the appeal of the related securities class action.

        Expedia believes that both the securities class action and the shareholder derivative action lack merit and will continue to defend vigorously against them.

        Litigation Relating to Hotel Occupancy Taxes.

        Texas.    On June 20, 2003, a purported class action was filed in Texas state court against Hotels.com. See Nora J. Olvera, Individually and on Behalf of All Others Similarly Situated v. Hotels.com, Inc., No. DC-03-259 (District Court, 229th Judicial District, Duval County). The complaint alleges that Hotels.com collects "excess" hotel occupancy taxes from consumers (i.e., allegedly charges consumers more for occupancy taxes than it pays to the hotels for their use in satisfying their obligations to the taxing authorities). The complaint sought certification of a nationwide class of all persons who have purchased hotel accommodations from Hotels.com since June 20, 1999, as well as restitution of, disgorgement of, and the imposition of a constructive trust upon all "excess" occupancy taxes allegedly collected by Hotels.com. On July 14, 2003, Hotels.com filed a responsive pleading that denied the material allegations of the complaint and asserted a number of defenses, including that the allegations in the complaint are subject to mandatory arbitration.

        On August 12, 2003, the plaintiff filed an amended complaint containing substantially the same factual allegations and requests for relief, but naming as defendants Hotels.com, L.P., Hotels.com (the parent company of the Hotels.com, L.P. operating business), and IAC. On September 8, 2003, the defendants filed responsive pleadings that denied the material allegations of the amended complaint and asserted a number of defenses, including that the allegations in the amended complaint are subject to mandatory arbitration and, in IAC's case, that the court lacks personal jurisdiction over IAC.

        On January 24, 2004, the Hotels.com defendants filed a motion to stay the class-action litigation pending the outcome of an arbitration proceeding (described below) that had been commenced by the plaintiff. On January 30, 2004, the plaintiff opposed that motion and also filed a second amended complaint containing substantially the same factual allegations and requests for relief as her prior pleadings, but slightly modifying the class allegations to take account of the class period alleged in the arbitration proceeding.

        On February 4, 2004, Hotels.com, L.P. filed a motion to dismiss the Olvera lawsuit for lack of subject-matter jurisdiction, based upon the named plaintiff's not being in fact a member of the class that she purports to represent. That motion, together with the Hotels.com defendants' motion to stay the lawsuit, was denied by the court on May 20, 2004.

        On May 6, 2004, the plaintiff in the Olvera lawsuit filed a third amended complaint containing substantially the same factual allegations and requests for relief as her prior pleadings, but with additional allegations in support of her position that the court has personal jurisdiction over IAC.

        On December 29, 2004, following the scheduling of a class certification hearing in the Canales lawsuit (as described below), the plaintiff in the Olvera lawsuit filed a motion for class certification. On February 16, 2005, the plaintiff in the Olvera lawsuit withdrew her request for class certification.

        As noted above on September 25, 2003, the plaintiff in the Olvera litigation filed with the American Arbitration Association in Dallas, Texas, a demand for arbitration against Hotels.com, L.P. The arbitration claim contained substantially the same factual allegations as in the Olvera lawsuit. The arbitration was purportedly brought on behalf of a class comprised of all persons who have purchased hotel accommodations from Hotels.com since October 31, 2001. The claimant sought a determination that the arbitration is properly maintainable as a class proceeding and an order requiring disgorgement and restitution to the class members of excess profits allegedly derived from "assessing" hotel occupancy taxes that were neither owed nor paid to any taxing authority. On October 27, 2003, Hotels.com, L.P. filed a responsive pleading that denied the material allegations of the arbitration claim and asserted a number of defenses.

        On May 6, 2004, Hotels.com, L.P. filed a motion to dismiss the Olvera arbitration claim for lack of subject-matter jurisdiction, on the grounds that under Texas law the tax-based nature of the claim requires that it be adjudicated in a state administrative proceeding, not a private-party proceeding such as an arbitration. A hearing on that motion, as well as on the issue whether the governing arbitration clause permits the arbitration to be maintained as a class proceeding, was held on July 9, 2004.

        On September 2, 2004, the arbitrator, accepting Hotels.com, L.P.'s position that the exclusive remedy for this type of tax-related claim is a state administrative proceeding, issued a final award dismissing the Olvera arbitration claim.

        On March 26, 2004, the plaintiff in a separate class action pending in Texas state court, Mary Canales, Individually and on Behalf of All Others Similarly Situated v. Hotels.com, L.P., No. DC-03-162 (District Court, 229th Judicial District, Duval County), filed a second amended complaint containing allegations that are substantially similar to allegations made in the Olvera lawsuit. On May 13, 2004, the plaintiff in the Canales lawsuit filed a third amended complaint alleging in essence (i) that Hotels.com charges customers "taxes" that exceed the amount required by or paid to the applicable taxing authorities, and (ii) that Hotels.com charges customers "fees" that do not correspond to any specific services provided. The amended pleading continues to seek nationwide class certification, asserts a claim only for breach of contract, and seeks damages in an unspecified amount.

        Also on May 13, 2004, the plaintiff filed a motion for class certification. On June 24, 2004, Hotels.com, L.P. filed its opposition to that motion.

        On July 9, 2004, the plaintiffs in the Olvera lawsuit filed a petition in intervention in the Canales lawsuit and a motion to stay the proceedings in that lawsuit or, alternatively, for a continuance of the hearing on the class-certification motion. The gravamen of the Olvera plaintiffs' intervention and motion is that the Canales plaintiff has transformed her lawsuit into a "copycat" of the Olvera lawsuit, to the potential detriment of the Olvera plaintiffs. On July 13, 2004, the Canales plaintiff filed a motion to strike the Olvera plaintiffs' intervention and motion. On August 2, 2004, the court heard argument on the two motions. On August 3, 2004, the court adjourned the hearing on the class-certification motion. On September 1, 2004, the court denied the Canales plaintiff's motion to strike the Olvera plaintiffs' intervention and motion.

        On February 17, 2005, the court held a hearing on the plaintiffs' motion for class certification, as well as on the defendants' request for dismissal of the action on the same jurisdictional grounds on which the Olvera arbitration claim was dismissed. On April 29, 2004, the court issued orders denying the defendants' request for dismissal and granting the plaintiffs' motion for class certification. The defendants are appealing the court's class certification order.

        California.    On December 30, 2004, the city of Los Angeles filed a purported class action in California state court against a number of Internet travel companies, including Hotels.com, Expedia, and Hotwire. See City of Los Angeles, California, on Behalf of Itself and All Others Similarly Situated v. Hotels.com, L.P. et al., No. BC326693 (Superior Court, Los Angeles County). The gravamen of this lawsuit, as in the Hotels.com consumer class action litigation described above, is that the defendants are improperly charging and/or failing to pay hotel occupancy taxes. The complaint seeks certification of a statewide class of all California cities and counties that have enacted uniform transient occupancy-tax ordinances effective on or after December 30, 1990. The complaint alleges violation of those ordinances, violation of section 17200 of the California Business and Professions Code, and common-law conversion. The complaint seeks imposition of a constructive trust on all monies owed by the defendants to the government, as well as disgorgement, restitution, interest, and penalties.

        On January 10, 2005 and January 13, 2005, respectively, two purported class actions were filed in California state court against Hotwire and IAC. See Bruce Deaton, on Behalf of Himself and All Others Similarly Situated v. Hotwire, Inc. et al., No. 05-437631 (Superior Court, San Francisco County); Jana

Sneddon, on Behalf of Herself and All Others Similarly Situated v. Hotwire, Inc. et al., No. 05-437701 (Superior Court, San Francisco County). The gravamen of these nearly identical lawsuits, as in the Hotels.com consumer class action litigation described above, is that Hotwire is improperly charging and/or failing to pay hotel occupancy taxes and engaging in other deceptive practices in charging customers for taxes and fees. The complaints seek certification of a nationwide class of all persons who were assessed a charge for "taxes/fees" when booking rooms through Hotwire. The complaints allege violation of Section 17200 of the California Business and Professions Code, violation of the California Consumer Legal Remedies Act, and common-law conversion. The complaints seek imposition of a constructive trust on monies received from the plaintiff class, as well as damages in an unspecified amount, disgorgement, restitution, interest, and penalties.

        On February 17, 2005, a third, substantially similar purported class action was filed in California state court against Hotwire. See Ashley Salisbury, on Behalf of Herself and All Others Similarly Situated and the General Public v. Hotwire, Inc. et al., No. 05-438781 (Superior Court, San Francisco County). The complaint seeks nationwide class certification, alleges violation of Section 17200 of the California Business and Professions Code and common-law conversion, and seeks the imposition of a constructive trust on monies received from the plaintiff class, damages in an unspecified amount, disgorgement, restitution, and injunctive relief.

        On March 7, 2005, the defendants, invoking the recently enacted federal Class Action Fairness Act (the "CAFA"), removed these three cases to the United States District Court for the Northern District of California. On March 22, 2005, the plaintiffs filed motions to remand the cases to state court. Those motions, which the defendants intend to oppose, remain pending. On April 4, 2005, the defendants filed answers denying the material allegations of the three complaints and asserting various defenses. On April 19, 2005, the three cases were consolidated.

        On February 17, 2005, a purported class action was filed in California state court against a number of Internet travel companies, including Expedia and Hotels.com (as well as IAC). See Ronald Bush et al. v. CheapTickets, Inc. et al., No. BC329021 (Superior Court, Los Angeles County). The gravamen of this lawsuit, as in the Hotels.com, and Hotwire consumer class action litigation described above, is that the defendants are improperly charging and/or failing to pay hotel occupancy taxes and engaging in other deceptive practices in charging customers for taxes and fees. The complaint seeks certification of a statewide class of all California residents who were assessed a charge for "taxes/fees" when booking rooms through the defendants. The complaint alleges violation of Section 17200 of the California Business and Professions Code and common-law conversion. The complaint seeks the imposition of a constructive trust on monies received from the plaintiff class, as well as damages in an unspecified amount, disgorgement, restitution, and injunctive relief.

        On March 28, 2005, the defendants, invoking the CAFA, removed the case to the United States District Court for the Central District of California. On March 31, 2005, the district court issued an order to show cause why the case should not be remanded back to state court. After the parties filed responses to the order to show cause, the district court, on May 9, 2005, issued an order remanding the case to state court on the grounds that the CAFA does not apply to the case and there thus is no statutory basis for removal. On May 16, 2005, the defendants filed a petition with the United States Court of Appeals for the Ninth Circuit for leave to appeal the district court's remand order. The petition is pending.

        Washington.    On January 10, 2005, two purported class actions were filed in Washington state court against Expedia and IAC. See C. Michael Nielsen et al. v. Expedia, Inc. et ano., No. 05-2-02060-1 (Superior Court, King County); Bruce Deaton et ano. v. Expedia, Inc. et ano., No. 05-2-02062-8 (Superior Court, King County). The gravamen of these nearly identical lawsuits, as in the other consumer class action litigation described above, is that Expedia is improperly charging and/or failing to pay hotel occupancy taxes and engaging in other deceptive practices in charging customers for taxes and fees. The complaints seek certification of a nationwide class of all persons who were assessed a charge for "taxes/fees" when booking rooms through Expedia. The complaints allege violation of the Washington Consumer Protection Act and common-law conversion. The complaints seek imposition of a constructive trust on monies received from the plaintiff class, as well as damages in an unspecified amount, disgorgement, restitution, interest, and penalties.

        On February 3, 2005, a third, substantially similar purported class action was filed in Washington state court against IAC and Expedia. See Jose Alba, on Behalf of Himself and All Others Similarly Situated v. IAC/InterActiveCorp et ano., No. 05-2-04533-7 (Superior Court, King County). The complaint seeks nationwide class certification, alleges violation of the Washington Consumer Protection Act, and seeks damages in an unspecified amount, disgorgement, restitution, interest, and penalties. On February 18, 2005, the Nielsen, Deaton, and Alba cases were consolidated into one action, In re Expedia Hotel Taxes and Fees Litigation, No. 05-2-02060-1 (Superior Court, King County).

        On March 7, 2005, Expedia, invoking the CAFA, removed the consolidated action to the United States District Court for the Western District of Washington. On March 17, 2005, the plaintiffs filed a motion to remand the case to state court. Expedia opposed the motion. On April 15, 2005, the district court issued an order remanding the case to state court on the grounds that the CAFA does not apply to the case and there thus is no statutory basis for removal. On April 22, 2005, Expedia filed a petition with the United States Court of Appeals for the Ninth Circuit for leave to appeal the district court's remand order. The petition is pending.

        Expedia believes that the claims in all of these litigations relating to hotel occupancy taxes lack merit and will continue to defend vigorously against them.

        French Competition Council Complaint.    Expedia is party to a joint venture with Société Nationale des Chemins de Fer Français (SNCF), the state-owned railway group in France, which operates www.voyages-sncf.com, a leading online site for e-tourism in France. See "—International Opportunities and Investments" in this Appendix E. On July 6, 2004, Lastminute.com filed with the French Competition Council a claim against the joint venture, SNCF and Expedia alleging that the joint venture violates applicable competition laws and is an abuse of dominant position by SNCF, a public monopoly, and an attempt to improperly eliminate competition in the online travel agency market. Lastminute.com's request for interim relief was denied by the Council on October 13, 2004.

        Expedia believes that Lastminute.com's allegations lack merit and will continue to defend vigorously against them.

Expedia Capitalization

	As of March 31, 2005
	Actual	As Adjusted
	(In Thousands)
Cash and cash equivalents	$308,911	$217,911	(1)
Shareholders' equity:
Common stock $.001 par value; authorized 1,600,000,000 shares; issued and outstanding 315,407,479		315	(2)
Class B common stock $.001 par value; authorized 400,000,000 shares; issued and outstanding 32,314,998		32	(2)
Additional paid-in capital		5,548,017	(2)(3)
Retained earnings		420,376	(2)
Accumulated other comprehensive income		(1,626	)(2)

Shareholders' equity	8,213,914	5,967,114	(2)

Total Capitalization	$8,213,914	$5,967,114

(1)
To reflect the allocation to Expedia by IAC of $100 million of cash, excluding the cash held by eLong, pursuant to the terms of the spin-off and separation of Expedia from IAC.

(2)
To reflect the exchange of IAC Series 1 Mandatory Exchangeable Preferred Stock into Expedia $0.001 par value common stock and the exchange of IAC Series 2 Mandatory Exchangeable Preferred Stock that will automatically exchange into Expedia $0.001 par value Class B common stock to effect the reclassification.

(3)
To reflect the extinguishment of all intercompany balances in the form of a distribution to IAC pursuant to the terms of the spin-off and separation of Expedia from IAC.

(4)
In connection with the spin-off, Expedia expects to enter into a revolving credit facility for up to $1 billion with various lenders. Expedia and certain subsidiaries of Expedia will unconditionally guarantee Expedia's obligation under the credit facility. Expedia does not currently expect that it will have any amounts outstanding under the credit facility as of the completion of the reclassification.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia

        The following discussion describes the financial condition and results of operations of Expedia as though Expedia were a separate company as of the dates and for the periods presented. This selected historical combined financial data includes the effect of the businesses, assets and liabilities that will comprise Expedia following the spin-off. The assets and liabilities of Expedia will be accounted for at the historical value carried by IAC prior to the spin-off.

        For additional information relating to IAC, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in IAC's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in IAC's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

  Basis of Presentation

        On December 21, 2004, IAC announced the spin-off. In connection with the spin-off, Expedia was incorporated as a Delaware corporation in April 2005. See "—Description of Business—History" in this Appendix E. Expedia currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Following the completion of the spin-off, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor (collectively, the "Expedia Businesses").

        The Historical Combined Financial Statements of Expedia and its subsidiaries (which are attached as Exhibit 3 to this Appendix E) and the disclosure set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia assume (i) the contribution or other transfer of all of the subsidiaries and assets relating to the Expedia Businesses to Expedia, (ii) the assumption by Expedia or one of its subsidiaries of all of the liabilities relating to the Expedia Businesses and (iii) the allocation to Expedia of certain IAC corporate expenses relating to the Expedia Businesses for certain periods, certain of which will occur in connection with the spin-off and certain of which are governed by the terms of the separation agreement. See "—Relationship Between IAC and Expedia after the Spin-Off—Separation Agreement" in this Appendix E.

        Accordingly, the Historical Combined Financial Statements of Expedia reflect the historical financial position, results of operations and cash flows of the Expedia Businesses since their respective dates of acquisition by IAC (see "—Description of Business—History" in this Appendix E), based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Expedia Businesses, with the exception of accounting for income taxes, which for purposes of the Historical Combined Financial Statements of Expedia have been computed for Expedia on a separate tax return basis.

        Management of Expedia believes that the assumptions underlying the Historical Combined Financial Statements of Expedia are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of Expedia, nor does it reflect what the historical financial position, results of operations and cash flows of Expedia would have been had Expedia been a stand-alone company during the periods presented. For example, the Historical Combined Financial Statements of Expedia do not assume the completion of certain aspects of the spin-off discussed in the Unaudited Pro Forma Condensed Combined Financial Statements for Expedia, which are attached as Exhibit 2 to this Appendix E.

        The Historical Combined Financial Statements of Expedia include allocations by IAC to Expedia of certain IAC corporate expenses relating to the Expedia Businesses from their respective dates of acquisition by IAC. General allocable corporate overhead has been allocated based on the ratio of

Expedia's revenue as a percentage of IAC's total revenue. General allocated corporate overhead, which primarily includes expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit, amounted to approximately $7.5 million and $2.0 million in 2004 and 2003, respectively and $1.6 million and $1.9 million during the three months ended March 31, 2005 and 2004, respectively. It is not practicable to determine the amount of these expenses that would have been incurred had Expedia operated as an unaffiliated entity. In the opinion of management of Expedia, the allocation method is reasonable. Following the completion of the spin-off, Expedia will perform these functions using its own resources or purchased services.

        The Historical Combined Financial Statements of Expedia and its subsidiaries and the disclosure set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia also reflect the calculation of Expedia's income taxes (on a combined basis for all of the Expedia Businesses) on an as if stand-alone, separate tax return basis. Expedia has been a member of the IAC consolidated federal and state tax returns since August 2003 and has filed in certain states with IAC on a combined or unitary basis since 2002. In all periods presented, current and deferred tax expense has been computed for Expedia on an as if separate tax return basis. IAC reimburses Expedia for its net operating losses and tax credits that are utilized in the IAC consolidated tax returns. These calculations do not necessarily reflect what Expedia's future income taxes will be, nor do they reflect tax strategies that Expedia would have followed or will follow as an as if stand-alone entity, given that its tax position was being managed by IAC for the benefit of IAC on a consolidated basis. The respective rights, responsibilities and obligations of Expedia and IAC after the spin-off with respect to taxes for the periods ending on or before the spin-off will be governed by a tax sharing agreement. See "—Relationship Between IAC and Expedia after the Spin-Off—Tax Sharing Agreement" in this Appendix E.

  Management Overview

        Expedia is among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of brands and businesses, including Expedia.com, Hotels.com, Hotwire, Expedia Corporate Travel, Classic Custom Vacations and a range of other domestic and international brands and businesses. For further information regarding Expedia's brands and business, see the disclosure set forth under the caption "—Description of Business" above and Note 1 to the Historical Combined Financial Statements of Expedia attached as Exhibit 3 to this Appendix E.

        Principal Products, Services, Sources of Revenue.    Through its various businesses and investments, Expedia makes available a variety of travel-related products and services from a wide array of travel suppliers on a stand-alone and package basis, primarily through its merchant and agency businesses. During 2004, revenues from the worldwide booking of hotel rooms through Expedia's merchant hotel business, which yields higher gross profit than its agency business, was the primary contributor to Expedia's combined revenues. In the case of its merchant hotel business, Expedia generally has certain latitude to establish and change prices charged to customers (as compared to agency transactions).

        Channels of Distribution; Marketing Costs.    Expedia markets and offers products and services directly to customers primarily through branded websites. Expedia has made, and expects to continue to make, substantial investments in online and offline advertising to build its brands and businesses and drive traffic to Expedia-branded websites.

        Expedia also pays to market and distribute the products and services of its travel suppliers on third party distribution channels, such as internet portals and search engines. In addition, some of Expedia's businesses manage affiliate programs, pursuant to which they pay commissions and fees to third parties based on revenue earned. In many cases, these distribution channels also offer their own products and services, as well as those of other third parties, that compete with those made available and offered by Expedia businesses.

        The cost of acquiring new customers through online and offline third party distribution channels has increased, particularly in the case of online channels as internet commerce continues to grow and competition in the travel and travel-related industries increases. Also, Expedia continues to place an increased emphasis on retaining current customers. As a result of these continued efforts, Expedia expects sales and marketing expense as a percentage of revenue to continue to increase. Sales and marketing expense as a percentage of revenue (on a comparable net basis) increased from approximately 30% in 2003 to approximately 33% in 2004, which increase contributed, in part, to a decrease in Operating Income Before Amortization margin (on a comparable net basis) from approximately 33% in 2003 to approximately 30% in 2004. For a discussion regarding the reporting of revenue on a comparable net basis, see "—Results of Operations for the Year Ended December 31, 2004 compared to the Year Ended December 31, 2003" in this Appendix E.

        Access to Supply.    Expedia provides its travel suppliers and distribution partners with important customer acquisition channels through its multiple brands and businesses. Expedia believes that the ability of its travel suppliers and distribution partners to reach a large audience through its brands and businesses is a great benefit. Expedia's brands and businesses offer customers the choice of multiple suppliers in one setting. While Expedia aims to build and maintain strong relationships with its travel suppliers and distribution partners, it may not succeed in these efforts and there is always the risk that certain travel suppliers and/or distribution partners may not make their products and services available to Expedia in the future. Additionally, there has been increased emphasis by travel suppliers on their own direct sale of products and services through their own direct channels.

  Results of Operations for the Year Ended December 31, 2004 compared to the Year Ended
  December 31, 2003

	Twelve Months Ended December 31,
	2004	2003	Percentage Change
	(Dollars in millions)
Revenues (on a comparable net basis)(a)	$1,843.0	$1,400.2	32%
Revenues (as reported)	$1,843.0	$2,339.8	(21%)
Operating Income Before Amortization	553.7	469.0	18%
Amortization of non-cash distribution and marketing expense	(16.7)	(42.0)
Amortization of non-cash compensation expense	(171.4)	(95.8)
Amortization of intangibles	(125.1)	(76.1)
Merger costs	—	(11.7)

Operating income	$240.5	$243.5	(1%)

Operating income as a percentage of revenue (on a comparable net basis)	13.0%	17.4%
Operating Income Before Amortization as a percentage of revenue (on a comparable net basis)	30.0%	33.5%

(a)
As part of the integration of Expedia's businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia businesses. As a result, beginning January 1, 2004, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice. Accordingly, Expedia is including prior year results as though Hotels.com had reported revenue on a net basis for the purpose of better comparability. There was no impact to operating income or Operating Income Before Amortization from the change in reporting.

        The following discussion is based upon comparable net revenue amounts:

        Revenue grew 32%, primarily driven by the merchant hotel business, the air business and packages, all of which benefited from the inclusion of the results of Hotwire as of November 5, 2003. This increase was also due in part to the inclusion, as of April 27, 2004, of the results of TripAdvisor, which contributed revenues of $16.9 million in 2004, net of intercompany eliminations.

        Merchant hotel revenue increased 24% due primarily to an increase in merchant hotel room nights stayed, as well as an increase in revenue per room night. Merchant hotel room nights stayed, including rooms booked as a component of packages, increased 21% to 31.7 million, reflecting continued growth in international demand, the inclusion of the results of Hotwire and growth in Expedia's private label business. Revenue per room night increased 3%, due primarily to increases in average daily room rates, which increase was partially offset by a decline in merchant hotel raw margins (defined as merchant hotel net revenue as a percent of gross bookings).

        Expedia's U.S. merchant hotel business continues to operate in a more challenging environment than in the prior year, due primarily to increased competition from third party distributors, increased promotion by hotel chains of their own direct sites and higher overall occupancy rates, resulting in decreased availability of favorably priced travel products and services compared with the prior year period. These trends are generally expected to continue.

        Revenue from Expedia's air business increased 34% from 2003. While air revenue per transaction was lower, air transaction volume increased over the prior year period, driven by domestic and international ticket sales and the inclusion of the results of Hotwire. The number of air tickets sold through Expedia's brands and businesses increased by 4.7 million, or 33%, as compared to the prior year.

        Revenue from global travel packages, which allow customers to customize their travel by combining air, hotel, car and other stand-alone travel products, was up 34% from 2003, due to improved package options.

        Revenue from international websites increased 111%, or 95% on a local currency basis, to $319.1 million in 2004 from $151.3 million in 2003. The United Kingdom, German and Canadian websites, as well as the inclusion of the results of www.anyway.com (which was acquired in October 2003) and Expedia Corporate Travel-Europe (which was acquired in April 2004), contributed to this international growth. Full-service, Expedia-branded websites were also introduced in France and Italy in late June 2004.

        Overall revenue margins (defined as net revenue as a percent of gross bookings) decreased by 20 basis points, due primarily to the decline in merchant hotel raw margins and lower air revenue per transaction. This decrease was partially offset by higher merchant hotel average daily room rates and inclusion of the results of TripAdvisor in 2004. Expedia expects these trends to continue in the near term.

        Gross profit increased $289.9 million, or 25%, as compared to the prior year. This increase was primarily driven by the growth in Expedia's merchant hotel business, including increased revenues from international websites and packages. Expedia's merchant business yields higher gross profit per transaction than its agency business. This increase was partially offset by a decrease in gross margins of 4% year over year due to the reclassification in 2004 of certain Hotels.com's general and administrative expenses to cost of sales to conform to the historical practices of Expedia.com.

        Selling and marketing expenses increased $192.1 million, or 46%, primarily driven by search-related costs and increased marketing volume, as well as higher costs of traffic acquisitions online and greater emphasis on international businesses, which have a higher selling and marketing cost relative to revenue due to their earlier stages of development. International selling and marketing expense increased 122%. The inclusion of the results of Hotwire for the full year 2004 and the inclusion of the results of TripAdvisor since its acquisition in April 2004 also contributed to the increase in selling and marketing expense.

        General and administrative expenses increased $9.1 million, or 4%, due primarily to increased headcount in website development and administrative functions, such as legal, tax, accounting and information technology, as well as the inclusion of the results of Hotwire in 2004. Also, due to the increasing complexity of certain of Expedia's businesses, Expedia utilized external professional services for legal, tax and accounting to a greater extent in 2004 as compared to 2003. The comparisons over the prior year were also favorably impacted by the reclassification in 2004 of certain general and administrative expenses of Hotels.com to cost of sales to conform with the historical practices of Expedia.com, as noted above.

        Depreciation expense increased $4.0 million, or 14%, due primarily to increased capital expenditures and the inclusion of the results of Hotwire in 2004. These increases were partially offset by a $4.7 million write-down of packaging technology by Hotels.com, which was recognized in 2003 as a result of Hotels.com adopting Expedia.com's packaging technology.

        Operating Income Before Amortization grew 18%, due primarily to increased revenues as discussed above, profitability at Expedia Europe and the inclusion of the results of TripAdvisor as of April 27, 2004. This growth in Operating Income Before Amortization was partially offset by a 46% increase in selling and marketing expense, as discussed above. Operating Income Before Amortization was also favorably impacted in 2004 by a $12.1 million net reserve adjustment primarily related to the reversal of an air excise tax reserve and the resolution of a contractual dispute. Comparisons of Operating Income Before Amortization to prior year results were also favorably impacted by a $4.7 million write-down relating to packaging technology by Hotels.com in 2003, as described above.

        Operating income decreased 1% due to (1) an increase in the amortization of intangibles of $49.0 million principally due to increases in intangible assets due principally to IAC's acquisition of the public's minority interest in Hotels.com and Expedia.com in 2003 and the inclusion of the results of Hotwire in 2004 and (2) an increase in non-cash compensation expense of $75.6 million due to the Expedia.com and Hotels.com mergers in 2003, which resulted in the conversion of all Expedia.com and Hotels.com stock options, warrants, and restricted stock into IAC equity awards. This non-cash compensation expense relates to employees of Expedia.com and Hotels.com and is recorded over the remaining vesting period of the equity awards. These items were offset by the increase in Operating Income Before Amortization described above, as well as (1) a decrease in non-cash distribution and marketing expense of $25.2 million due primarily to the termination of Hotels.com's distribution agreement with Travelocity and (2) a decrease in merger costs of $11.7 million associated with the Expedia.com and Hotels.com mergers in 2003.

        Net interest income increased $18.6 million, or 94%, as a result of higher receivable balances due from IAC and its subsidiaries, as well as higher interest rates earned in 2004 on these balances, in each case, pursuant to cash management arrangements with IAC. In late 2003, IAC entered into arrangements with certain Expedia businesses to transfer their marketable securities and excess cash to IAC periodically in order for IAC to centrally manage all treasury functions.

        Equity in the income (losses) of unconsolidated affiliates and other expenses increased $1.5 million, or 20%, primarily due to increased bank fees partially offset by increased equity in the income of an unconsolidated affiliate of Expedia.com.

        The effective tax rate from continuing operations was 39% in 2004, as compared to 38% in 2003. The 2004 rate, is higher than the 2003 rate, principally due to the increase of valuation allowances on foreign net operating loss carryforwards in 2004 and the loss of the favorable impact of tax-exempt interest on the effective tax rate in 2004 as compared to 2003.

        Minority interest in the loss (income) of consolidated subsidiaries decreased $47.2 million in 2004. Minority interest in the loss of consolidated subsidiaries in 2004 represents the minority interest in TripAdvisor and Egencia, SA. Minority interest in the income of consolidated subsidiaries in 2003 represents the public's minority ownership in Hotels.com and Expedia.com until their respective buy-in dates during 2003.

        Expedia does not collect or remit occupancy tax on the portion of hotel customer payments that it retains for the intermediary services it provides in connection with its merchant hotel business. While discussions and developments relating to this practice are ongoing in various tax jurisdictions and the issue is the subject of several ongoing lawsuits, Expedia continues to believe the issue will not have a material adverse effect on its past or future financial results.

  Results of Operations For the Year Ended December 31, 2003 compared to the Year Ended
  December 31, 2002

	Twelve Months Ended December 31,
	2003	2002	Percentage Change
	(Dollars in millions)
Revenues (on a comparable net basis)(a)	$1,400.2	$841.4	66%
Revenues (as reported)	$2,339.8	$1,499.1	56%
Operating Income Before Amortization	469.0	285.0	65%
Amortization of non-cash distribution and marketing expense	(42.0)	(32.7)
Amortization of non-cash compensation expense	(95.8)	(5.6)
Amortization of intangibles	(76.1)	(42.9)
Merger costs	(11.7)	(2.3)
Pro forma adjustments	—	(7.7)

Operating income	$243.5	$193.8	26%

Operating income as a percentage of revenue (on a comparable net basis)	17.4%	23.0%
Operating Income Before Amortization as a percentage of revenue (on a comparable net basis)	33.5%	33.9%

(a)
As part of the integration of Expedia's businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia businesses. As a result, beginning January 1, 2004, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice. Accordingly, Expedia is including prior year results as though Hotels.com had reported revenue on a net basis for the purpose of better comparability. There was no impact to operating income or Operating Income Before Amortization from the change in reporting.

        The following discussion is based upon comparable net revenue amounts:

        Revenue growth in 2003 was primarily driven by strong results from the merchant hotel business, with additional growth coming from the package business. In addition, Hotwire, which was acquired in November 2003, contributed $12.5 million in revenue, although its operating income and Operating Income Before Amortization results were minimal for the period.

        Merchant hotel room nights stayed increased 64% over 2002, including an increase in international markets, which represented 12% of total merchant hotel revenues in 2003 as compared to 5% in 2002. The increase in merchant hotel revenue was partially offset by the termination of the Travelocity affiliate relationship in September 2003. Travelocity was the largest affiliate of Hotels.com, representing 9% of Expedia revenues on a comparable net basis (6% as reported) in 2003, as compared to 20% on a comparable net basis (11% as reported) in 2002. Even though Travelocity represented a significant, albeit declining, percentage of revenue, Expedia expects that the long-term benefits of this event will outweigh the near-term negative impact, including the ability to integrate the operations of Expedia.com and Hotels.com.

        Revenue from travel packages, which allow customers to customize their travel by combining air, hotel, car and other stand-alone travel products, was $296.0 million in 2003, up 92% from 2002, due to improved package offerings and consumer acceptance of this product.

        Revenue, Operating Income Before Amortization and operating income were positively impacted in 2003 based on an analysis performed in the fourth quarter related to estimated supplier liabilities, resulting in an adjustment of $22.4 million, $9.8 million of which related to periods prior to 2003. Excluding this amount, Expedia's revenue, Operating Income Before Amortization and operating income would have grown 64%, 57% and 14%, respectively in 2003. The analysis performed provided additional evidence that Expedia used to update and refine its estimation of supplier liabilities, resulting in the decrease of $22.4 million. Expedia does not expect to record any similar-sized adjustments in future periods.

        Gross profit increased $477.6 million, or 72%, as compared to prior year. Gross margin increased 3% as compared to the prior year. The increase was mainly driven by the growth in merchant hotel business and packages as Expedia's merchant business yields higher gross profit per transaction than its agency business.

        Selling and marketing expenses increased $185.8 million in 2003, up 81% from the prior year, in order to build brands and drive traffic to domestic and international websites. Promotional activities included television ads, radio, magazine and other print media advertising and search related costs, as well as distribution activities through affiliate partners. The increase in selling and marketing expenses as a percent of revenue was driven by higher costs of traffic acquisitions online, higher CPMs offline, and a shift in business mix as Expedia's international businesses, which have a higher selling and marketing cost relative to revenue due to their early stages of development, grew faster than Expedia's domestic businesses.

        General and administrative expenses increased $91.0 million, or 67% from the prior year, due primarily to increased headcount for website development efforts domestically, as well as the launch of new international sites. In addition, headcount in administrative functions, such as information technology, finance, legal and human resources, increased to support growth in the business. Due to the complexity of certain of Expedia's businesses, Expedia utilized external professional services for legal, tax and accounting to a greater extent in 2003, as compared to 2002. For both 2003 and 2002, call center sales and support costs and credit card fees were included in general and administrative costs for Hotels.com. These costs increased in 2003 due to the sales growth at Hotels.com.

        Depreciation expense increased $9.1 million, or 50% from the prior year, due primarily to a $4.7 million write-down relating to packaging technology by Hotels.com, which write-down was recognized in 2003 as a result of Hotels.com adopting Expedia.com's packaging technology. The remainder of this increase was due to increased capital expenditures related to the growth of Expedia's business.

        Operating Income Before Amortization and operating income increased as a result of the growth in revenues, although Operating Income Before Amortization increased at a higher rate than reported revenue due to expanding gross margins, as well as the scalability of the businesses, which allows them to support higher revenue levels without commensurate increases in operating costs. Net revenue as a percentage of total gross transaction value, assuming Hotels.com reported revenues on a net basis, was 14.6% in 2003, as compared to 14.2% in 2002. Comparisons of Operating Income Before Amortization

to prior year results were also negatively impacted by the integration efforts undertaken in 2003, resulting in a write-down relating to packaging technology at Hotels.com, as described above.

        Operating income was further impacted by (1) an increase in non-cash compensation of $90.1 million, (2) an increase in amortization of intangibles of $33.2 million due principally to Hotels.com and Expedia.com mergers in 2003, (3) an increase in non-cash distribution and marketing expense of $9.3 million related to an additional charge taken in connection with the termination of the Hotels.com distribution agreement with Travelocity in September 2003 and (4) an increase of $9.4 million in merger costs. Non-cash compensation is recognized with respect to unvested stock options, warrants, and restricted stock units assumed in the buy-ins of Hotels.com and Expedia.com. This non-cash compensation is recorded over the remaining vesting period of the equity awards.

        Net interest income increased $4.6 million, or 31%, due primarily to a larger marketable securities balance throughout the year and higher rates of interest earned on marketable securities.

        Equity in the income (losses) of unconsolidated affiliates and other income (expenses) decreased $8.3 million, primarily due to an increase in foreign currency exchange gains.

        The effective tax rate for continuing operations was 38% in 2003, compared to 39% in 2002. The 2003 rate is lower than the 2002 rate, principally due to the unfavorable impact in 2002 of amortization of intangibles and stock-based compensation for book purposes for which IAC receives no tax deduction.

        Minority interest in the income of consolidated subsidiaries decreased $3.2 million and represents the public's minority ownership in Hotels.com and Expedia.com until the dates of their respective buy-ins in June and August of 2003.

  Financial Position, Liquidity And Capital Resources

        As of December 31, 2004, Expedia had $156.6 million of cash and marketable securities on hand and $366.6 million in combined deferred merchant bookings and deferred revenue.

        Net cash provided by operating activities was $802.9 million in 2004, as compared to $644.0 million in 2003. Cash flows from the merchant hotel business models of Expedia.com and Hotels.com contributed significantly to cash provided by operating activities. The increase in working capital cash flow was $300.2 million in 2004, as compared to $241.2 million in 2003, primarily reflecting changes in accounts and notes receivable, deferred merchant bookings and deferred revenue and in accounts payable and accrued expenses. In addition, cash provided by operations was impacted by the payment of approximately $7.3 million in taxes in 2004, as compared to $4.5 million in 2003.

        For the years ended December 31, 2004 and 2003, cash flows provided by deferred merchant bookings and deferred revenue were $52.4 million and $83.5 million, respectively. In the merchant business, Expedia.com and Hotels.com receive cash from customers on hotel and air bookings before the stay or flight has occurred. These amounts are classified on Expedia's balance sheet as deferred merchant bookings. The payment to the suppliers related to these bookings is not made until approximately one week after booking for air travel and, for all other merchant bookings, after the customer's use and subsequent billing from the supplier. Therefore, especially for the merchant hotel business, which represents the majority of Expedia's overall merchant bookings, there is generally a significant period of time from the receipt of the cash from the customers to the payment to the suppliers. However, over time Expedia has paid its travel suppliers faster and expects this trend to continue. As long as Expedia's merchant hotel businesses continue to grow, as they have historically, and the related business model does not change, Expedia expects that the change in working capital will continue to be positive. If the growth of these businesses were to decline or if the related business model otherwise changed, it could negatively impact working capital. There is a seasonal element to cash flow related to merchant bookings, as the first half of the year has traditionally been a period where hotel bookings significantly exceed stays, resulting in much higher cash flow related to working capital. This trend reverses in the later part of the year. While this seasonality is expected to continue, working capital related to merchant bookings may be impacted by changes in growth rates, which might counteract the anticipated seasonality.

        Cash provided by operations and available cash in 2004 were used to pay for acquisitions and deal costs, net of acquired cash, of $261.4 million. Cash acquisitions in 2004 primarily relate to TripAdvisor and Egencia. In addition, in 2004 Expedia increased its long-term investments by $72.4 million, primarily related to eLong, Inc., and incurred capital expenditures of $53.4 million. Net cash provided by operating activities and available cash in 2003 were used to pay for acquisitions and deal costs, net of acquired cash, of $704.9 million for the acquisitions of Hotwire.com and Anyway.com, and $46.2 million to make capital expenditures. Partially offsetting these amounts in 2003 were net proceeds of $70.0 million generated from the sale of marketable securities.

        Cash used in financing activities in 2004 of $1.2 billion was primarily due to net transfers to IAC, pursuant to cash management agreements. These net transfers relate primarily to the transfer of marketable securities to IAC as well as transfers of Expedia's excess cash to IAC in order to be centrally managed by IAC's treasury function in 2004. Cash provided by financing activities in 2003 of $38.0 million was primarily due to net transfers from IAC of $80.3 million and proceeds from the issuance of Expedia.com and Hotels.com common stock pursuant to stock option exercises of $57.4 million, which was partially offset by the purchase of Expedia.com and Hotels.com treasury stock of $98.5 million.

        Expedia anticipates that it will need to invest in the development and expansion of its overall operations. Expedia may make acquisitions, which could result in the reduction of its cash balance or the incurrence of debt. Furthermore, capital expenditures may be higher than current amounts over the next several years.

        Future demand for products and services made available by Expedia's various businesses may be impacted by future economic and political developments. As previously discussed, a significant amount of operating cash flow is from increased deferred merchant bookings and the period between receipt of cash from the customer and payment of cash to the vendor. A change in this historical pattern could result in a decrease in operating cash flow, or negative operating cash flows in certain periods. Expedia believes that its financial situation would enable it to absorb a significant potential downturn in business.

        Upon completion of the spin-off, Expedia will transfer to IAC all cash in excess of $100 million, and all intercompany receivable and payable balances will be extinguished. In addition, Expedia expects to enter into a revolving credit facility for up to $1 billion to be effective upon completion of the spin-off. As a result, in the opinion of Expedia's management, available cash, internally generated funds and available borrowings will provide sufficient capital resources to meet Expedia's foreseeable needs.

  Contractual Obligations and Commercial Commitments

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(In Thousands)
Purchase obligations(a)	$9,802	$5,315	$4,487	$—	$—
Operating leases	86,057	17,230	32,826	23,315	12,686

Total contractual cash obligations	$95,859	$22,545	$37,313	$23,315	$12,686

(a)
Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of the transaction.

  Other Commercial Commitments*

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1–3 years	3–5 years
		(In Thousands)
Letters of credit	$44,957	$43,063	$1,771	$123
Guarantees **	72,834	71,655	1,179	—

Total commercial commitments	$117,791	$114,718	$2,950	$123

*
Commercial commitments are funding commitments that could potentially require performance by Expedia in the event of demands by third parties or contingent events, such as under lines of credit extended or under guarantees of debt.

**
Obligations underlying certain of these guarantees (substantially all of which relate to commitments that expire in less than one year) are guaranteed by IAC on a joint and several basis with Expedia. These obligations are referred to herein as the Expedia/IAC Obligations. In connection with the spin-off, IAC has agreed to continue to guarantee certain of the Expedia/IAC Obligations on a short term basis and Expedia and IAC have agreed to certain related indemnification arrangements. For a description of these obligations and the related indemnification arrangements, see "—Relationship Between IAC and Expedia After the Spin-Off—Separation Agreement" in this Appendix E.

  Expedia's Principles of Financial Reporting

        Expedia reports Operating Income Before Amortization as a supplemental measure to GAAP. This measure is one of the primary metrics by which Expedia evaluates the performance of its businesses, on which its internal budgets are based and by which management is compensated. Expedia believes that investors should generally have access to the same set of tools that it uses in analyzing its results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Expedia provides and encourages investors to examine the reconciling adjustments between the GAAP and non-GAAP measure, which are discussed below.

  Definition of Expedia's Non-GAAP Measure

        Operating Income Before Amortization is defined as operating income plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions and (4) one-time items. Expedia believes that this measure is useful to investors because it represents the operating results from Expedia's businesses, taking into account depreciation, which Expedia believes is an ongoing cost of doing business, but excluding the effects of certain other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Expedia's statement of operations of certain expenses, including non-cash compensation, non-cash payments to partners, and acquisition-related accounting. Expedia endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

  Pro Forma Results

        Expedia has presented Operating Income Before Amortization pro forma for the impact of the initial acquisition of a controlling interest in Expedia.com, which occurred in February 2002, as if the transaction had occurred as of January 1, 2002. Expedia believes that the pro forma results provide investors with better comparisons to prior periods, and a better view of ongoing operations.

  One-Time Items

        Operating Income Before Amortization is presented before one-time items. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. GAAP results include one-time items. Merger costs incurred by Expedia.com and Hotels.com for investment banking, legal, and accounting fees were related directly to the mergers and were the only costs treated as one-time items for calculating Operating Income Before Amortization. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia.com and Hotels.com were considered targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by Expedia if not for the fact IAC already consolidated these entities, and are all related to the same transaction, as IAC simultaneously announced its intention to commence its exchange offer for the companies in 2002. The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each of Expedia.com and Hotel.com in 2002. Given these factors, Expedia believes that it is appropriate to consider these costs as one-time.

  Non-Cash Expenses That Are Excluded From Non-GAAP Measures

        Amortization of non-cash compensation expense consists of restricted stock and options expense, which relates mostly to unvested options assumed as a result of the Hotels.com and Expedia.com mergers, as well as expense associated with grants of restricted stock units for compensation purposes, which have been reflected in Expedia's Historical Combined Financial Statements to the extent it relates to Expedia employees. These expenses are not paid in cash and Expedia will include the related shares in its future calculations of fully diluted shares outstanding.

        Amortization of non-cash distribution and marketing expense consists mainly of Hotels.com performance warrants issued to obtain distribution and non-cash advertising secured from Universal Television as part of IAC's contribution of the USA Entertainment Group to a joint venture with Vivendi Universal, S.A. ("Vivendi") on May 7, 2002 (the "VUE transaction"). The Hotels.com warrants were principally issued as part of the initial public offering of Hotels.com, and Expedia does not anticipate replicating these arrangements. With the termination of the Travelocity affiliate agreement in September 2003, all outstanding Travelocity warrants were cancelled, although certain other Hotels.com performance warrants remain outstanding. The non-cash advertising from Universal has primarily been used for the benefit of Expedia.com, which runs television advertising primarily on the USA and Sci Fi cable channels without any cash cost. The advertising provided was secured by IAC pursuant to an agreement with Universal as part of the VUE transaction. Expedia does not expect to replace this non-cash marketing with an equivalent cash expense after it runs out in 2007, nor would Expedia incur such amounts absent the advertising received in the VUE transaction.

        Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as supplier contracts and customer relationships, are valued and amortized over their estimated lives. While it is likely that Expedia will have significant intangible amortization expense as it continues to acquire companies, Expedia believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs and will not be replaced with cash costs when the intangibles are fully amortized.

  Reconciliation of Operating Income Before Amortization

        The following table is a reconciliation of Operating Income Before Amortization to operating income and net income for the years ended December 31, 2004, 2003, and 2002.

	Twelve Months Ended December 31,
	2004	2003	2002
	(In Thousands)
Operating Income Before Amortization	$553,692	$469,010	$284,986
Amortization of non-cash distribution and marketing expense	(16,728)	(41,974)	(32,680)
Amortization of non-cash compensation expense	(171,400)	(95,781)	(5,632)
Amortization of intangibles	(125,091)	(76,073)	(42,909)
Merger costs(a)	—	(11,664)	(2,282)
Pro forma adjustments(b)	—	—	(7,713)

Operating income	240,473	243,518	193,770
Interest income	38,775	22,614	15,075
Interest expense	(453)	(2,905)	—
Equity in (losses) income in unconsolidated affiliates and other	(9,252)	(7,729)	571
Income tax expense	(106,371)	(97,202)	(82,579)
Minority interest in loss (income) of consolidated subsidiaries	301	(46,889)	(50,124)

Net income	$163,473	$111,407	$76,713

(a)
Costs for investment banking, legal and accounting fees related directly to the Expedia.com and Hotels.com mergers in 2003, which are considered as one-time, were incurred at Expedia.com and Hotel.com. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia.com and Hotels.com were considered the targets in the transaction for accounting purposes. These costs do not directly benefit operations in any manner, would not normally be recorded by Expedia if not for the fact IAC already consolidated these entities, and are all related to the same transaction, as IAC simultaneously announced its intention to commence exchange offers for these companies in 2002. The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each of Expedia.com and Hotels.com in 2002. Given these factors, Expedia believes it is appropriate to consider these costs as one-time.

(b)
Pro forma adjustments to 2002 represent the impact of the initial acquisition of a majority stake in Expedia.com, which occurred in February 2002, as if the transaction occurred as of the beginning of the periods presented. Operating income is presented on an actual basis.

  Critical Accounting Policies and Estimates

        The following disclosure is provided to supplement the descriptions of Expedia's accounting policies contained in Note 2 to the Expedia Historical Combined Financial Statements attached as Exhibit 3 to this Appendix E in regard to significant areas of judgment. Expedia management is required to make certain estimates and assumptions during the preparation of combined financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of Expedia's accounting policies and estimates have a more significant impact on its financial statements than others. What follows is a discussion of some of Expedia's more significant accounting policies and estimates.

  •
  How Expedia assesses the recoverability of the carrying value of long-lived assets is disclosed in Note 2. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value. The determination of cash flows is based upon assumptions and forecasts that may not occur. The

    December 31, 2004 balance sheet includes $7.1 billion of goodwill and intangible assets, net, and $81.4 million of fixed assets, net. Expedia updated its analysis of goodwill, intangible assets and long-lived assets during 2004, and determined that the carrying value of such assets was not impaired.

  •
  Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 6, and reflect management's assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and the probability of realization. As of December 31, 2004, the balance of deferred tax liabilities, net, is $325.0 million. Actual income taxes could vary from these estimates due to future changes in income tax law or based upon review of Expedia's tax returns by the Internal Revenue Service, as well as operating results of Expedia that vary significantly from budgets.

  •
  Expedia accounts for stock-based compensation issued to employees in accordance with SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure" which amends FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Expedia adopted the expense recognition provision of SFAS 123 as of January 1, 2003 and provides expense for stock-based compensation for grants on and after that date on a prospective basis as provided by SFAS 148, and will continue to provide pro forma information in the notes to financial statements to provide results as if SFAS 123 had been adopted in previous years. As disclosed in the notes to financial statements, stock-based employee compensation included in net income in 2002 and through the dates of IAC's acquisition of the public's minority interest in Hotels.com on June 23, 2003 and Expedia.com on August 8, 2003 relates almost entirely to equity instruments of Hotels.com and Expedia.com. Subsequent to IAC's acquisitions of the public's minority interest in Hotels.com and Expedia.com in 2003, stock-based employee compensation included in net income relates entirely to equity instruments of IAC that were assumed in the buy-ins of Hotels.com and Expedia.com or were awarded to employees of Expedia. The fair value for the IAC options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2004 and 2003: risk-free interest rates of 3.30% and 2.78%, respectively; a dividend yield of zero; a volatility factor of 43% and 50%, respectively, based on the expected market price of IAC common stock based on historical trends; and a weighted average expected life of the options of five years. The fair value for the Hotels.com options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002: risk-free interest rates of 1.1% and 3.53%, respectively; a dividend yield of zero; a volatility factor of 72% and 64%, respectively, based on the expected market price of Hotels.com common stock based on historical trends; and a weighted-average expected life of the options of five years, respectively. The fair value for the Expedia.com options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002: risk-free interest rates of 2.76% and 3.84%, respectively; a dividend yield of zero; a volatility factor of 50% and 55%, respectively, based on the expected market price of Expedia.com common stock based on historical trends; and a weighted-average expected life of the options of 4.5 years and 5 years, respectively. The impact on pro forma compensation expense for the year ended December 31, 2004, assuming a 1% increase in the risk-free interest rate, a 10% increase in the volatility factor, and a one year increase in the weighted average expected life of the options would be $2.0 million, $3.5 million, and $5.4 million, respectively. IAC also issues restricted stock units to Expedia employees. For restricted stock units issued, the accounting charge is measured as the fair value at the grant date and amortized ratably as non-cash compensation over the vesting term.

  •
  The prevailing accounting guidance applied by Hotels.com and Expedia.com with respect to the presentation of revenue on a gross versus a net basis is contained in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as later clarified by Emerging Issues

    Task Force No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent (EITF 99-19)." The consensus of this literature is that the presentation of revenue as "the gross amount billed to a customer because it has earned revenue from the sale of goods or services or the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) because it has earned a commission or fee" is a matter of judgment that depends on the relevant facts and circumstances. If the conclusion drawn is that Expedia performs as an agent or a broker without assuming the risks and rewards of ownership of goods, revenue should be reported on a net basis. In making an evaluation of this issue, some of the factors that should be considered are: whether Expedia is the primary obligor in the arrangement (strong indicator); whether Expedia has general inventory risk (before customer order is placed or upon customer return) (strong indicator); and whether Expedia has latitude in establishing price. EITF 99-19 clearly indicates that the evaluations of these factors, which at times can be contradictory, are subject to significant judgment and subjectivity. The positions taken by Hotels.com and Expedia.com reflect their interpretation of their respective fact patterns as well as their qualitative weighing of the indicators outlined in EITF 99-19. See Note 2 "Summary of Significant Accounting Policies," Revenue Recognition, in the Notes to Historical Combined Financial Statements in Exhibit 3 for discussion of the factors considered by Hotels.com and Expedia.com in arriving at their conclusions. Beginning January 1, 2004, as part of the integration of Expedia's businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia businesses. As a result, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice.

  •
  Some states and localities impose a transient occupancy or accommodation tax, or a form of sales tax, on the use or occupancy of hotel accommodations. Hotel operators generally collect and remit these taxes to the various tax authorities. Consistent with this practice, when a customer books a room through one of Expedia's travel services, the hotel charges taxes based on the room rate paid to the hotel, Expedia pays those taxes invoiced by the hotel and Expedia recovers an equivalent amount from the customer. Expedia does not remit occupancy taxes on the portion of the customer payment it retains, and some jurisdictions have questioned Expedia's practice in this regard. While the applicable tax provisions vary among the jurisdictions, Expedia generally believes that it is not required to remit such occupancy taxes. Expedia is engaged in discussions with tax authorities in various jurisdictions to resolve this issue, but the ultimate resolution in all jurisdictions cannot be determined at this time. Expedia does not believe, however, that the amount of liability of Expedia on account of this issue, if any, will have a material adverse effect on its past or future financial results. Expedia has established a reserve with respect to potential occupancy tax liability for prior and current periods, consistent with applicable accounting principles and in light of all current facts and circumstances. Expedia's reserves represent its best estimate of the contingent liability related to occupancy tax in respect of prior and current periods. A variety of factors could affect the amount of the liability (both past and future), which factors include, but are not limited to, the number of, and amount of revenue represented by, jurisdictions that ultimately assert a claim and prevail in assessing such additional tax or negotiate a settlement and changes in relevant statutes. Expedia notes that there are more than 7,000 taxing jurisdictions in the United States, and it is not feasible to analyze the statutes, regulations and judicial and administrative rulings in every jurisdiction. Rather, Expedia has obtained the advice of state and local tax experts with respect to tax laws of certain states and local jurisdictions that represent a large portion of Expedia's hotel revenue. It is possible that some jurisdictions may introduce new legislation regarding the imposition of occupancy taxes on businesses that arrange the bookings of hotel accommodations. Expedia will continue to monitor the issue closely and provide additional disclosure, as well as adjust the level of reserves, as developments warrant. The reserve balance at December 31, 2004 and 2003 is $14.1 million and $13.2 million, respectively. Additionally, Expedia and certain of its businesses are involved in occupancy tax related litigation, which is discussed in "—Description of Business—Legal Proceedings—Litigation Relating to Hotel Occupancy Taxes" in this Appendix E.

  Seasonality

        Expedia's various businesses generally experience seasonal fluctuations, reflecting seasonal trends for the products and services that Expedia makes available. For example, traditional leisure travel supplier and agency bookings typically are highest in the first two calendar quarters of the year as consumers plan and book their spring and summer travel and then the number of bookings flattens in the last two calendar quarters of the year. Because revenue in the merchant business is recognized when the travel takes place rather than when it is booked, revenue growth typically lags bookings growth by a month or two. As a result, revenue for the last two years has been lowest in the first quarter of the year and highest in the third quarter.

        Expedia's results may also be affected by seasonal fluctuations in the products and services made available by travel suppliers to consumers booking through Expedia's various businesses. For instance, during seasonal periods when demand is high, suppliers may impose blackouts that prohibit Expedia from making those products available during such periods.

  New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 significantly changed the accounting for and disclosure of variable interest entities. Under FIN 46, a business enterprise that has a controlling financial interest in a variable interest entity would include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. This Interpretation is different from what had been the general practice of consolidating only those entities in which an enterprise has a controlling voting interest. In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R") and delayed the required implementation date of FIN 46 for entities that are not special purpose entities until March 2004. Expedia adopted FIN 46R as of March 31, 2004. The adoption of FIN 46 and FIN 46R did not have a material effect on Expedia's financial position or results of operations.

        In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however, the disclosure requirements remain effective for annual periods ending after December 15, 2003. The adoption of the disclosure provision of EITF 03-1 did not have any material effect on Expedia's financial position, results of operations, or cash flows. Expedia will evaluate the additional effect, if any, the remainder of EITF 03-1 will have on its combined financial statements once final guidance is issued.

        On December 16, 2004, the FASB issued FASB Statement No. 123 (R), Share-Based Payment, which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Public entities are required to apply Statement 123(R) for the first interim reporting period that begins after December 31, 2005.

        Expedia adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Currently, Expedia uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on

January 1, 2006. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Expedia adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Expedia does not believe the adoption of Statement 123(R) will have a material effect on its combined statement of operations. Expedia is currently assessing the impact of this pronouncement on its combined statement of cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on Expedia's financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        Expedia's exposure to market rate risk for changes in interest rates relates primarily to its short-term investment portfolio. Expedia invests its excess cash in debt instruments of government agencies and high quality corporate issuers. The portfolio is reviewed on a periodic basis and adjusted in the event that the credit rating of a security held in the portfolio deteriorates. At December 31, 2004 this portfolio is not material and as such, an increase or decrease in interest rates would not have a significant impact on Expedia's financial position.

  Foreign Currency Exchange Risk

        Expedia conducts business in certain foreign markets, primarily in Canada and the European Union. Expedia's primary exposure to foreign currency risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. However, the exposure is mitigated since Expedia has generally reinvested profits from international operations in order to grow its businesses.

        As Expedia increases its operations in international markets, it becomes increasingly exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on Expedia is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause Expedia to adjust its financing and operating strategies.

        As currency exchange rates change, translation of the income statements of Expedia's international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically, Expedia has not hedged translation risks because cash flows from international operations were generally reinvested locally.

        Foreign exchange gains and losses were not material to Expedia's earnings in 2004 and 2003. However, Expedia periodically reviews its strategy for hedging transaction risks. Expedia's objective in managing its foreign exchange risk is to minimize its potential exposure to the changes that exchange rates might have on its earnings, cash flows and financial position.

        During the fourth quarter of 2003, one of Expedia's subsidiaries entered into a cross currency swap with a notional amount of Euro 39 million, which is to mature on October 30, 2013 and is used to hedge against the change in value of an asset denominated in a currency other than the subsidiary's functional currency. This swap enables Expedia to pay Euro at a rate of the three-month EURIBOR plus 0.50% on Euro 39 million. In exchange Expedia receives 4.9% interest on $46.4 million. In addition, on April 14, 2004, one of Expedia's subsidiaries entered into a cross currency swap with a notional amount of Euro 38.2 million which is to mature on April 7, 2014 and is used to hedge against the change in value of an asset in a similar manner to the swap described above. This swap enables Expedia to pay Euro at a rate of the six-month EURIBOR plus 0.90% on Euro 38.2 million. In exchange Expedia receives 5.47% interest on $45.9 million. At the date of maturity, these agreements call for the exchange of notional amounts. The change in fair value of these cross currency swaps at December 31, 2004 resulted in an unrealized loss of $12.8 million.

  Equity Price Risk

        It is not customary for Expedia to make significant investments in equity securities as part of its marketable securities investment strategy.

        On August 4, 2004, Expedia, through a subsidiary, made an investment in eLong, a Cayman Island company, whose principal business is the operation of an Internet-based travel business in the People's Republic of China. The purchase price of the investment was approximately $59 million in cash that represented a 30% interest in eLong, which is accounted for under the equity method at December 31, 2004. Concurrent with the original investment, eLong issued a warrant to Expedia to acquire such additional eLong shares as would be necessary to provide Expedia with a minimum aggregate investment of 51% of eLong shares on a fully diluted basis for approximately $6.21 per share.

        On October 28, 2004, eLong priced its initial public offering of shares. The initial public offering resulted in the warrant becoming subject to the mark-to-market provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." As such, Expedia has recorded an unrealized gain of $27.2 million, net of deferred taxes, of $16.4 million, related to the warrant that has been recorded in other comprehensive income at December 31, 2004.

        On December 16, 2004, Expedia notified eLong of its intent to exercise its warrant to acquire its additional eLong shares. The transaction was completed on January 10, 2005. Following the exercise of the warrant, Expedia owns approximately 52% of the outstanding capital stock of eLong on a fully diluted basis, representing approximately 96% of the total voting power of eLong. Accordingly, Expedia began consolidating the results of eLong effective January 10, 2005.

  Results of operations for the three months ended March 31, 2005 compared to the three months ended March 31, 2004

	Three months ended March 31,
	2005	2004	Percentage Change
	(Dollars in millions)
Revenues	$485.0	$413.3	17%
Operating Income Before Amortization	136.7	98.7	39%
Amortization of non-cash distribution and marketing expense	(0.4)	(5.0)
Amortization of non-cash compensation expense	(38.3)	(46.9)
Amortization of intangibles	(31.7)	(30.1)

Operating income	$66.3	$16.7	298%

Operating income as a percentage of revenue	13.7%	4.0%
Operating Income Before Amortization as a percentage of revenue	28.2%	23.9%

        Revenue grew 17%, primarily driven by the merchant hotel business, including revenues generated from international websites, the air business and the results from acquisitions including TripAdivsor and eLong.

        Revenue from international websites increased 62%, or 56% on a local currency basis, to $99.6 million in 2005 from $61.5 million in 2004. The United Kingdom, German and Canadian websites, as well as the acquisition of Expedia Corporate Travel-Europe, contributed to the continued international growth in the merchant hotel and air businesses.

        Merchant hotel revenue increased 7% driven primarily by an increase in merchant hotel room nights stayed, as well as an increase in revenue per room night. Merchant hotel room nights stayed, including rooms delivered as a component of packages, increased 4% to 7.3 million, reflecting continued growth in demand from our international websites partially offset by a decline in the domestic business. Revenue per room night increased 7% due primarily to increases in average daily room rates, partially offset by a decline in merchant hotel raw margins (defined as merchant hotel net revenue as a percent of gross bookings). The merchant hotel business continues to benefit from growth in the packages business.

        Expedia's U.S. merchant hotel business continues to operate in a more challenging environment than in the prior year, due primarily to increased competition from third party distributors, increased promotion by hotel chains of their own direct sites and higher overall occupancy rates, resulting in decreased availability of favorably priced travel products and services compared with the prior year period. These trends are generally expected to continue.

        Revenue from the air business increased 16% from 2004, driven primarily from a 24% increase in air tickets sold, partially offset by a decline in air revenue per ticket.

        Overall revenue margins (defined as net revenue as a percent of gross bookings) decreased by 50 basis points due primarily to lower merchant hotel raw margins and lower air revenue per ticket, partially offset by higher merchant hotel average daily rates. A higher mix of air revenue also contributed to the decrease. We expect these trends to continue in the near term.

        Gross profit increased $62.6 million, or 20%, reflecting improved operating results driven primarily by the growth in Expedia's merchant hotel business, including increased revenues from international websites and packages. Expedia's merchant business yields higher gross profit per transaction than its agency business.

        Selling and marketing expenses increased $7.3 million, or 5%, primarily reflecting the impact of increased international spending. The increase in selling and marketing expenses was driven by greater emphasis on our international businesses, which have a higher selling and marketing cost relative to revenue due to earlier stages of development. International selling and marketing expense increased 60%. The inclusion of the results of TripAdvisor also contributed to the increase in selling and marketing expense.

        General and administrative expenses increased $16.0 million, or 32%, due primarily to increased headcount in website development and administrative functions, such as legal, tax, accounting and information technology at certain Expedia companies, as well as the inclusion of the results of TripAdvisor in 2005. In addition, Expedia utilized external professional services related to legal, tax and accounting projects to a greater extent in 2005 as compared to 2004. Further, Expedia incurred approximately $1.0 million of expenses in connection with the Spin-Off in 2005 and will continue to incur additional expenses related to the Spin-Off in the second and third quarters of 2005.

        Depreciation expense increased $1.4 million, or 19%, due primarily to capital expenditures of $12.6 million during 2005 and 2004, partially offset by certain fixed assets becoming fully depreciated during the period.

        Operating Income Before Amortization grew 39% due primarily to increased revenues, results from acquisitions, higher gross margins and operating efficiencies, partially offset by an increase in selling and marketing expense, as discussed above. We expect that the second quarter growth rates in Operating Income Before Amortization will be lower than the first quarter due to an expected increase in the growth rate of selling and marketing expense relative to the first quarter and the reversal of $6.4 million of expenses associated with the resolution of a contractual dispute which benefited results in the second quarter of 2004.

        Operating income grew 298% due to the increase in Operating Income Before Amortization described above as well as a decrease in non-cash compensation of $8.6 million, or 18%, a decrease in non-cash distribution and marketing expense of $4.6 million, or 91%, partially offset by an increase in amortization of intangibles of $1.6 million, or 5%. Non-cash compensation expense related primarily to the Expedia.com and Hotels.com mergers in 2003, which resulted in the conversion of all Expedia.com and Hotels.com stock options, warrants, and restricted stock into IAC equity awards. This non-cash compensation expense relates to employees of Expedia.com and Hotels.com and is recorded over the remaining vesting period of the equity awards and therefore declines over time as the awards vest. In future periods, non-cash compensation is expected to include charges related to the Spin-Off.

        Net interest income increased $3.9 million, or 65%, as a result of higher receivable balances due from IAC and its subsidiaries, as well as higher interest rates earned in 2005 on these balances, in each case, pursuant to cash management arrangements with IAC.

        Equity in the losses of unconsolidated affiliates and other income (expense) increased $2.6 million, or 167%, due primarily to an increase in foreign currency exchange gains of $2.8 million partially offset by increased equity in the losses of unconsolidated affiliates of Expedia.com.

        The effective tax rate from continuing operations was 38% in 2005 as compared to 40% in 2004. The 2005 rate is higher than the federal statutory rate of 35% due principally to amortization of non-deductible non-cash compensation, state taxes, and non-deductible transaction expenses related to the Spin-Off. The 2004 rate is higher than the federal statutory rate of 35% due principally to non-deductible amortization of non-cash compensation, state taxes, and foreign losses for which no tax benefit was recognized.

        Minority interest in loss from consolidated subsidiaries increased $0.3 million in 2005. Minority interest in the loss from consolidated subsidiaries in 2005 represents the minority interest in TripAdvisor, eLong, Inc. and Egencia SA.

  Financial Position, Liquidity And Capital Resources

        As of March 31, 2005, Expedia had $322.9 million of cash on hand and $711.4 million in combined deferred merchant bookings and deferred revenue.

        Net cash provided by operating activities was approximately $497.7 million in 2005 and $440.4 million in 2004. Cash flows from the merchant hotel business models of Expedia.com and Hotels.com contributed significantly to the cash provided by operating activities. The increase in working capital cash flow was $366.7 million in 2005 as compared to $344.9 million in 2004, primarily reflecting changes in accounts and notes receivable, deferred merchant bookings and deferred revenue and in accounts payable and accrued expenses.

        For the quarter ended March 31, 2005 and 2004, cash flows provided by deferred merchant bookings and deferred revenue were $344.2 million and $313.2 million, respectively. In the merchant hotel business, Expedia and Hotels.com receive cash from customers on hotel and air bookings before the stay or flight has occurred. These amounts are classified on our balance sheet as deferred merchant bookings. The payment to the suppliers related to these bookings is not made until approximately one week after booking for air travel and, for all other merchant bookings, after the customer's use and subsequent billing from the supplier. Therefore, especially for the hotel business, which is the majority of our merchant bookings, there is generally a significant period of time from the receipt of the cash from the customers to the payment to the suppliers. However, over time we have paid our suppliers faster and we expect this trend to continue. As long as the merchant hotel businesses continue to grow positively, as they have historically, and our business model does not change, we expect that the change in working capital will continue to be positive. If these businesses were to decline or if the model otherwise changed, it would negatively impact working capital. There is a seasonal element to cash flow related to merchant bookings, as the first half of the year has traditionally been a period where hotel bookings significantly exceed stays, resulting in much higher cash flow related to working capital. This trend reverses in the later part of the year. While we expect the seasonality to continue, working capital related to merchant bookings may be impacted by changes in growth rates which might counteract the anticipated seasonality.

        Cash provided by investing activities in 2005 of $1.8 million resulted primarily from net cash acquired related to the exercise of eLong warrant, partially offset by capital expeditures of $12.6 million. Cash provided by investing activities in 2004 of $678.5 million relates primarily to net proceeds of $693.6 million generated from the sale of marketable securities partially offset by capital expenditures of $11.6 million.

        Cash used in financing activities in 2005 and 2004 of $345.1 million and $959.9 million were primarily due to net transfers to IAC, pursuant to cash management agreements. These net transfers relate primarily to the transfer of Expedia's excess cash to IAC in order to be centrally managed by IAC's treasury function in 2004.

        Expedia anticipates that it will continue to invest in the development and expansion of its overall operations. In the event the Company makes acquisitions, this may result in the reduction of its cash balance or the incurrence of debt. Furthermore, future capital expenditures may be higher than current amounts over the next several years.

        Future demand for our products and services may be impacted by future economic and political developments. Expedia believes that its financial situation would enable it to absorb a significant potential downturn in business. As previously discussed, a significant amount of operating cash flow is from increased deferred merchant bookings and the period between receipt of cash from the customer and payment of cash to the vendor. A change in this historical pattern could result in a decrease in operating cash flow, or negative operating cash flows in certain periods.

        Upon completion of the Spin-Off, Expedia will transfer to IAC all cash in excess of $100 million, excluding the cash held by eLong, and all intercompany receivable and payable balances will be extinguished. In addition, Expedia expects to enter into a revolving credit facility for up to $1 billion to be effective upon completion of the Spin-Off, of which they anticipate drawing down $150 million concurrent with the Spin-Off. As a result, in the opinion of Expedia's management, available cash, internally generated funds and available borrowings, in the form of the revolving credit facility, will provide sufficient capital resources to meet Expedia's foreseeable needs.

  Reconciliation of Operating Income Before Amortization

        The following table is a reconciliation of Operating Income Before Amortization to operating income and net income for the three months ended March 31, 2005 and 2004.

	Three months ended March 31,
	2005	2004
	(In Thousands)
Operating Income Before Amortization	$136,722	$98,673
Amortization of non-cash distribution and marketing expense	(432)	(5,038)
Amortization of non-cash compensation expense	(38,300)	(46,869)
Amortization of intangibles	(31,665)	(30,089)

Operating income	66,325	16,677
Interest income	9,799	6,417
Interest expense	—	(491)
Equity in losses of unconsolidated affiliates and other	1,034	(1,540)
Income tax expense	(29,385)	(8,344)
Minority interest in loss of consolidated subsidiaries	256	—

Net income	$48,029	$12,719

  Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

        Expedia's exposure to market rate risk for changes in interest rates relates primarily to its short-term investment portfolio. Expedia invests its excess cash in debt instruments of government agencies and high quality corporate issuers. The portfolio is reviewed on a periodic basis and adjusted in the event that an impairment of a security is deemed to be other than temporary. At March 31, 2005, Expedia had no investments in marketable securities.

  Foreign Currency Exchange Risk

        Expedia conducts business in certain foreign markets, primarily in the European Union and Canada. Expedia's primary exposure to foreign currency risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. Dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. However, the exposure is mitigated since Expedia has generally reinvested profits from international operations in order to grow the businesses.

        As Expedia increases its operations in international markets it becomes increasingly exposed to potentially volatile movements in currency exchange rates. The economic impact of currency exchange rate movements on Expedia is often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, could cause Expedia to adjust its financing and operating strategies.

        As currency exchange rates change, translation of the income statements of Expedia's international businesses into U.S. dollars affects year-over-year comparability of operating results. Historically, Expedia has not hedged translation risks because cash flows from international operations were generally reinvested locally.

        Foreign exchange gains and losses were not material to Expedia's earnings in the first quarter of 2005 and 2004. However, Expedia periodically reviews its strategy for hedging transaction risks. Expedia's objective in managing its foreign exchange risk is to minimize its potential exposure to the changes that exchange rates might have on its earnings, cash flows and financial position.

        During the fourth quarter of 2003, one of Expedia's subsidiaries entered into a cross currency swap with a notional amount of Euro 39 million which is to mature on October 30, 2013 and is used to hedge against the change in value of an asset denominated in a currency other than the subsidiary's functional currency. This swap enables Expedia to pay Euro at a rate of the three-month EURIBOR plus 0.50% on Euro 39 million. In exchange Expedia receives 4.9% interest on $46.4 million. In addition, on April 14, 2004, one of Expedia's subsidiaries entered into a cross currency swap with a notional amount of Euro 38.2 million which is to mature on April 7, 2014 and is used to hedge against the change in value of an asset in a similar manner to the swap described above. This swap enables Expedia to pay Euro at a rate of the six-month EURIBOR plus 0.90% on Euro 38.2 million. In exchange Expedia receives 5.47% interest on $45.9 million. At the date of maturity, these agreements call for the exchange of notional amounts. The changes in fair value of these cross currency swaps at March 31, 2005 and 2004 resulted in unrealized losses of $10.5 million and $0.5 million, respectively.

  Equity Price Risk

        It is not customary for Expedia to make significant investments in equity securities as part of its marketable securities investment strategy.

        On August 4, 2004, Expedia, through a subsidiary, made an investment in eLong, a Cayman Island company, whose principal business is the operation of an Internet based travel business in the People's Republic of China. The purchase price of the investment was approximately $59 million in cash that represented a 30% interest in eLong which was accounted for under the equity method at December 31, 2004. Concurrent with the original investment, eLong issued a warrant to Expedia to acquire such additional eLong shares as would be necessary to provide Expedia with a minimum aggregate investment of 51% of eLong shares on a fully diluted basis for approximately $6.21 per share.

        On December 16, 2004, Expedia notified eLong of its intent to exercise its warrant to acquire its additional eLong shares. The transaction was completed on January 10, 2005. Following the exercise of the warrant, Expedia owns approximately 52% of the outstanding capital stock of eLong on a fully diluted basis, representing approximately 96% of the total voting power of eLong. Accordingly, Expedia has consolidated the results of eLong effective January 10, 2005.

Expedia Management

  Expedia Board of Directors and Executive Officers

        The following table sets forth information as to persons who are expected to serve as Expedia directors and executive officers immediately following the spin-off. Expedia's board of directors will include [    ] directors. For purposes of the information regarding Expedia's executive officers for periods prior to April 2005 set forth immediately below, the term Expedia refers to Expedia, Inc., the Washington corporation, through which Expedia.com has historically been, and currently is, operated and managed.

        Messrs. Diller and Kaufman are current directors of IAC and are also expected to serve as directors of Expedia.

Name	Age	Title
Barry Diller	63	Chairman of the Board, Senior Executive
Dara Khosrowshahi	35	Director, Chief Executive Officer
Victor A. Kaufman	61	Director, Vice Chairman
Chris Bellairs	44	Chief Financial Officer
Keenan M. Conder	42	Senior Vice President, General Counsel and Secretary
Kathy Dellplain	46	Executive Vice President, Human Resources
Paul Onnen	43	Executive Vice President and Chief Technology Officer
William Ruckelshaus	40	Senior Vice President, Strategy and Planning

Directors:

        Barry Diller, age 63, has been a director and the Chairman and Chief Executive Officer of IAC (and its predecessors) since August 1995. He was Chairman of the Board and Chief Executive Officer of QVC, Inc. from December 1992 through December 1994. From 1984 to 1992, Mr. Diller served as the Chairman of the Board and Chief Executive Officer of Fox, Inc. Prior to joining Fox, Inc., Mr. Diller served for 10 years as Chairman of the Board and Chief Executive Officer of Paramount Pictures Corporation. Mr. Diller is currently a member of the boards of directors of The Washington Post Company and The Coca-Cola Company. He also serves on the Board of the Museum of Television and Radio, Conservation International and The Educational Broadcasting Company. In addition, Mr. Diller is a member of the Board of Councilors for the University of Southern California's School of Cinema—Television, the New York University Board of Trustees, the Tisch School of the Arts Dean's Council and the Executive Board for the Medical Sciences of University of California, Los Angeles. Following completion of the spin-off, Mr. Diller will serve as the Chairman of the Board and Senior Executive of Expedia in addition to continuing to serve in his current roles at IAC.

        Victor A. Kaufman, age 61, has been a director of IAC (and its predecessors) since December 1996 and has been Vice Chairman of IAC since October 1999. Previously, Mr. Kaufman served in the Office of the Chairman from January 1997 to November 1997 and as Chief Financial Officer of IAC from November 1997 to October 1999. Prior to his tenure with IAC, Mr. Kaufman served as Chairman and Chief Executive Officer of Savoy Pictures Entertainment, Inc. from March 1992 and as a director of Savoy from February 1992. Mr. Kaufman was the founding Chairman and Chief Executive Officer of Tri-Star Pictures, Inc. and served in such capacities from 1983 until December 1987, at which time he became President and Chief Executive Officer of Tri-Star's successor company, Columbia Pictures Entertainment, Inc. He resigned from these positions at the end of 1989 following the acquisition of Columbia by Sony USA, Inc. Mr. Kaufman joined Columbia in 1974 and served in a variety of senior positions at Columbia and its affiliates prior to the founding of Tri-Star. Following completion of the spin-off, Mr. Kaufman will serve as director and Vice Chairman of Expedia in addition to continuing to serve in his current roles at IAC.

        Dara Khosrowshahi, age 35, will serve as Chief Executive Officer of Expedia upon completion of the spin-off. Mr. Khosrowshahi currently serves as the Chief Executive Officer of IAC Travel, which position he has held since January 2005. Prior to his tenure as Chief Executive Officer of IAC Travel, Mr. Khosrowshahi served as Executive Vice President and Chief Financial Officer of IAC from January 2002. Mr. Khosrowshahi previously served as IAC's Executive Vice President, Operations and

Strategic Planning, from July 2000 to January 2002. From August 1999 to July 2000, Mr. Khosrowshahi served as President, USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning, and was later promoted to Senior Vice President in May 1999. Prior to joining IAC, Mr. Khosrowshahi worked at Allen & Company LLC from 1991 to 1998, where he served as Vice President from 1995 to 1998.

        [IAC expects that four additional directors will be appointed to the Expedia board]

Executive Officers

        Chris Bellairs, age 44, will serve as Chief Financial Officer of Expedia upon completion of the spin-off. Mr. Bellairs currently serves as Chief Financial Officer of IAC Travel, which position he has held since May 2004. Prior to joining IAC Travel, Mr. Bellairs was employed by PepsiCo, Inc. in its Immediate Consumption Division, where he served as Chief Financial Officer from September 2001 to April 2004. From February 1996 to August 2001, Mr. Bellairs held a variety of different financial positions at PepsiCo, including Finance President of the Food Service and Vending Division and various Finance Director positions at Frito Lay North America. Prior to joining PepsiCo, Mr. Bellairs worked for Proctor & Gamble from June 1991 to January 1996, where he held various financial positions, including Manager of Financial Planning and Analysis, as well as profit forecaster and financial analyst.

        Keenan M. Conder, age 42, will serve as Senior Vice President, General Counsel and Secretary of Expedia upon completion of the spin-off. Mr. Conder currently serves as Senior Vice President and General Counsel of IAC Travel, which position he has held since March 2004. Prior to joining IAC Travel, Mr. Conder served as Senior Vice President and General Counsel of Travelocity.com LP from May 2002 to February 2004, and as Vice President and Associate General Counsel of Travelocity from June 2000 to April 2002. Prior to joining Travelocity, Mr. Conder held various positions in the legal department at Sabre Inc. from April 1996 to June 2000, most recently as Senior Managing Attorney from April 1998 to June 2000. Prior to that, Mr. Conder worked as an attorney in the legal department of American Airlines from October 1994 to April 1996, and prior to that with Munsch, Hardt, Kopf, Harr & Dinan, the Dallas law firm.

        Kathleen K. Dellplain, age 46, will serve as Executive Vice President, Human Resources of Expedia upon completion of the spin-off. Ms. Dellplain currently serves as Executive Vice President of Human Resources of IAC Travel, which position she has held since September 2003. Prior to the formation of IAC Travel in September 2003, Ms. Dellplain served as Executive Vice President of Human Resources of Expedia from November 1999. Ms. Dellplain was initially hired by the Microsoft Corporation in October 1999 to build the human resources function of Expedia, then a subsidiary of Microsoft, in anticipation of Expedia's initial public offering. Previously Ms. Dellplain served as Vice President of Human Resources for IDX Systems Corporation from July 1997 to October 1999. Prior to that, Ms. Dellplain worked as the Senior Director of Human Resources for PHAMIS, Inc. from 1990 until its merger with IDX Systems Corporation in 1997.

        Paul Onnen, age 43, joined Expedia in May 2005 as Executive Vice President, Technology, overseeing the areas of Information Technology and Product Development. Mr. Onnen served as Senior Vice President & Chief Technology Officer at WebMD Corporation from February 2003 to April 2004, and as Executive Vice President & Chief Information Officer at Nordstrom.Com from January 2000 to February 2002. Prior to his tenure at Nordstrom.Com, Mr. Onnen served as President & Chief Technology Officer at Punch Networks from 1998 to 2000 and prior to that, in a number of capacities in research & development in software engineering for various technology companies. Mr. Onnen received a Bachelors Degree in Mathematics & Physics from St. Olaf College and a Masters degree in Computer Science from the University of Wisconsin—Madison.

        William Ruckelshaus, age 40, will serve as Senior Vice President, Strategy and Planning of Expedia upon completion of the spin-off. Mr. Ruckelshaus currently serves as Senior Vice President of Strategy and Planning of IAC Travel, which position he has held since September 2003. Prior to the formation of IAC Travel in September 2003, Mr. Ruckelshaus served as Senior Vice President of Strategy and Planning of Expedia, which position he held since July 2002. Prior to joining Expedia in July 2002, Mr. Ruckelshaus served as Director of Mergers and Acquisitions for Credit Suisse First Boston's Technology Group from 2000 to June 2002, where he advised the firm's software and services clients in a variety of strategic transactions. Prior to his tenure with Credit Suisse First Boston, Mr. Ruckelshaus served first as Vice President, and then as Director, of Mergers and Acquisitions for Volpe Browne Whelan & Company from 1997 to 2000. Prior to that, Mr. Ruckelshaus worked in the Planning Department at PepsiCo's Frito-Lay Division from 1993 to 1997. Prior to joining PepsiCo, Mr. Ruckelshaus was a Consultant at Booz-Allen & Hamilton from 1989 to 1991.

  Committees of Expedia's Board of Directors

        Concurrent with the completion of the spin-off, the Expedia board of directors will establish the following standing committees:    the Executive Committee, the Audit Committee and the Compensation/Benefits Committee. Expedia will be subject to the Marketplace Rules of The Nasdaq Stock Market, Inc. The Marketplace Rules exempt "Controlled Companies," or companies of which more than 50% of the voting power is held by an individual, group or another company, from certain requirements including a standing nominating committee of the board of directors. Expedia will qualify as a Controlled Company, and therefore will not have a nominating committee.

  Compensation of Expedia Executive Officers

        The following table presents information concerning total compensation paid by IAC during 2004 to (i) the individual who will be Expedia's Chief Executive Officer and (ii) each Expedia executive officer who was among the four most highly-compensated executive officers of Expedia (the "Expedia Named Executive Officers") based on 2004 compensation. These amounts do not reflect the compensation such individuals will receive following the spin-off. In the case of Messrs. Diller, Kaufman and Khosrowshahi, information is provided for the last three fiscal years and reflects compensation paid to them in their capacities as corporate officers of IAC. Share information set forth below does not give effect to the the spin-off or the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off. For a discussion of the adjustments with respect to IAC compensatory equity-based awards in connection with the spin-off and the one-for-two reverse stock split, see "—Treatment of Outstanding IAC Compensatory Equity-Based Awards" in this Appendix E.

Summary Compensation Table

		Annual Compensation						Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary($)		Bonus($)		Other Annual Compensation($)(1)		Restricted Stock Awards($)(2)		All Other Compensation($)
Barry Diller*	2004	930,000		1,600,000		950,214	(3)	—		105,106	(4)(5)
Chairman and Senior	2003	500,000		3,250,000	(6)	1,387,333	(3)	—		81,966	(4)(5)
Executive	2002	500,000		2,750,000	(7)	707,861	(3)	—		144,438	(4)(5)
Victor A. Kaufman*	2004	650,000		1,400,000		140,960	(8)	1,985,760	(9)	6,150	(5)
Vice Chairman	2003	650,000		3,000,000		—		2,777,913		6,000	(5)
	2002	650,000		2,500,000		—		4,269,300		5,500	(5)
Dara Khosrowshahi*	2004	550,000		1,200,000		—		1,985,760	(9)	6,150	(5)
Chief Executive Officer	2003	550,000		2,000,000	(6)	125,000	(10)	2,449,621		6,000	(5)
	2002	546,154		1,125,000	(7)	56,250	(11)	2,247,000		5,500	(5)
Chris Bellairs	2004	143,712	(12)	218,541	(13)	87,327	(14)	1,432,463	(9)	—	(5)
Chief Financial Officer
William Ruckelshaus	2004	250,000		70,000		—		296,735		4,477	(5)
Senior Vice President,
Strategy and Planning

*
Compensation received in respect of individual's services as a corporate officer of IAC.

(1)
Disclosure of perquisites and other personal benefits, securities or property received by each of the executive officers in the table above is only required where the aggregate amount of such compensation exceeded the lesser of $50,000 or 10% of the total of the executive officer's salary and bonus for the year.

(2)
Reflects the dollar value of annual awards of restricted stock units, calculated by multiplying the closing market price of the IAC common stock on the date of the grant by the number of units awarded. Restricted stock unit awards in respect of annual performance for a given fiscal year are generally granted in February of the following fiscal year. Restricted stock unit awards granted in early 2003 with respect to the 2002 fiscal year generally vest over five years, with 25% vesting on the second, third, fourth and fifth anniversaries of the date of grant. Restricted stock unit awards granted in early 2004 and 2005 with respect to the 2003 and 2004 fiscal years, respectively, generally vest in equal installments over five years on the anniversary of the date of grant.

(3)
Includes the value of personal benefits received by Mr. Diller, including $832,334 in 2004, $889,579 in 2003 and $435,507 in 2002, in each case, attributable to his personal use of an aircraft jointly owned by IAC and Nineteen Forty CC Inc., an entity owned by Mr. Diller (without offset for the value of his ownership interest in the aircraft) and related tax payments in 2003 and 2002. 2004 amounts are net of an aggregate of $168,643 in reimbursements to IAC by Mr. Diller for certain personal use of the aircraft. Also includes $406,250 in 2003 and $137,500 in 2002, in each case, reflecting the 20% discount upon the conversion of deferred cash bonus amounts into shares of IAC common stock pursuant to IAC's 2003 and 2002 Bonus Stock Purchase Programs (described in Notes 6 and 7 below), respectively. 2003 amounts reflect $56,567 that was erroneously not reported in the 2003 proxy statement, primarily relating to the personal use of certain IAC office space.

(4)
Mr. Diller has an interest-free, secured, non-recourse promissory note in the amount of $4,997,779 payable to IAC, which was used to purchase 883,976 shares of IAC common stock in August 1995. As a result, Mr. Diller had non-cash compensation for imputed interest of $98,956 in 2004, $75,966 in 2003 and $138,938 in 2002.

(5)
Includes IAC's matching contributions under its 401(k) Retirement Savings Plan. Under the IAC 401(k) Plan as in effect through December 31, 2004, IAC matches $.50 for each dollar a participant contributes up to the first 6% of compensation. For fiscal 2002, IAC's matching contribution for each of Messrs. Diller, Kaufman and Khosrowshahi was $5,500. For fiscal 2003, IAC's matching contribution for each of Messrs. Diller, Kaufman and Khosrowshahi was $6,000. For fiscal 2004, IAC's matching contribution for each of Messrs. Diller, Kaufman and Khosrowshahi was $6,150 and for Mr. Ruckelshaus was $4,477.

(6)
Of this amount, Messrs. Diller and Khosrowshahi elected to defer $1,625,000 and $500,000, respectively, under IAC's 2003 Bonus Stock Purchase Program. Under the 2003 Bonus Stock Purchase Program, in lieu of receiving a cash payment for the entire amount of their 2003 bonuses, all bonus eligible employees of IAC had a right to elect to defer up to 50% of the value of their 2003 bonus payments. Deferred amounts were converted into shares of IAC common stock at a 20% discount to the then current market value of IAC common stock, as determined in accordance with the terms of the program.

(7)
Of this amount, Messrs. Diller and Khosrowshahi elected to defer $550,000 and $225,000, respectively, under IAC's 2002 Bonus Stock Purchase Program. Under the 2002 Bonus Stock Purchase Program, in lieu of receiving a cash payment for the entire amount of their 2002 bonuses, all bonus eligible employees of IAC had a right to elect to defer up to 50% of the value of their 2002 bonus payments. Deferred amounts were converted into shares of IAC common stock at a 20% discount to the then current market value of IAC common stock, as determined in accordance with the terms of the program.

(8)
Primarily reflects the deemed benefit to Mr. Kaufman in the amount of $135,000 resulting from IAC's investment in a start-up venture controlled by Mr. Kaufman.

(9)
Represents the dollar value of awards of restricted stock units, calculated by multiplying the closing market price of the IAC common stock on the date of grant by the number of units awarded. As of December 31, 2004 (including restricted stock units in respect of 2004 performance granted in early 2005), Messrs. Kaufman, Khosrowshahi, Bellairs and Ruckelshaus held 363,827, 263,182, 81,967 and 38,857 restricted stock units, respectively. The value of the shares underlying these restricted stock units as of December 31, 2004 was approximately $10,048,901, $7,269,087, $2,263,929 and $1,073,230, respectively. Restricted stock units vest over time as provided in the agreements governing the respective awards (described in Note 2 above).

(10)
Reflects the 20% discount upon the conversion of deferred cash bonus amounts into shares of IAC common stock pursuant to the 2003 Bonus Stock Purchase Program (described in Note 6 above).

(11)
Reflects the 20% discount upon the conversion of deferred cash bonus amounts into shares of IAC common stock pursuant to the 2002 Bonus Stock Purchase Program (described in Note 7 above).

(12)
Reflects salary paid to Mr. Bellairs in respect of the period commencing on May 11, 2004, the date on which he joined IAC Travel as Chief Financial Officer, and ending on December 31, 2004.

(13)
Mr. Bellairs received $150,000 of his 2004 bonus in the form of signing bonus upon his commencement of employment with IAC Travel.

(14)
Represents a moving allowance.

Stock Option Information

        No options to purchase shares of IAC common stock were granted to the Expedia Named Executive Officers during the year ended December 31, 2004. The table below presents information concerning the exercise of stock options by the Expedia Named Executive Officers during the year ended December 31, 2004, and the fiscal year-end value of all unexercised options held by the Expedia Named Executive Officers. Share information set forth below does not give effect to the the spin-off or the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off. For a discussion of the adjustments with respect to IAC compensatory equity-based awards in connection with the spin-off and the one-for-two reverse stock split, see "—Treatment of Outstanding IAC Compensatory Equity-Based Awards" in this Appendix E.

Aggregated IAC Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Unexercised Options Held at Year End(#)		Value of Unexercised In-the-Money Options at Year End($)(2)
Name	Acquired On Exercise(#)	Value Realized($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Barry Diller Chairman and Senior Executive	—	—	41,845,888	—	849,932,705	—
Victor A. Kaufman Vice Chairman	220,000	3,245,665	1,662,500	112,500	5,923,125	427,500
Dara Khosrowshahi Chief Executive Officer	—	—	955,839	62,500	5,389,862	237,500
Chris Bellairs Chief Financial Officer	—	—	—	—	—	—
William Ruckelshaus Senior Vice President of Strategy and Planning	217,868	1,872,638	625	1,070	7,075	12,112

(1)
Represents the difference between the exercise price of the options and the sale price of IAC common stock on the date of exercise and does not exclude the U.S. federal and state taxes due upon exercise.

(2)
Represents the difference between $27.62, the closing price of IAC common stock on December 31, 2004, and the exercise price of the options, and does not exclude the U.S. federal and state taxes due upon exercise.

  Certain Agreements with Expedia Executive Officers

        Mr. Khosrowshahi.    IAC has amended the outstanding equity awards held by Dara Khosrowshahi, Chief Executive Officer of Expedia, to provide that in the event of Mr. Khosrowshahi's termination of employment without cause, there will be full acceleration of the vesting of the awards to the date of termination in the manner set forth below.

        The following information does not give effect to the spin-off or the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off. For a discussion of the adjustments with respect to IAC compensatory equity-based awards in connection with the spin-off and the one-for-two reverse stock split, see "—Treatment of Outstanding IAC Compensatory Equity-Based Awards" in this Appendix E.

  •
  Acceleration of vesting of all currently outstanding restricted stock units (RSUs) on the date of Mr. Khosrowshahi's termination of employment. Mr. Khosrowshahi currently holds unvested RSUs under three awards, covering a total of 263,185 shares of IAC common stock. The unvested RSUs will convert into RSUs with respect to Expedia common stock in connection with the spin-off.

  •
  Acceleration of vesting of 62,500 stock options to purchase shares of IAC common stock on the date of termination of employment if termination is prior to December 16, 2005. All options that are vested on the date of termination, including those accelerated, will remain exercisable for a period of 24 months from the date of termination or until the stated expiration date of the option, whichever is shorter.

        Termination of employment without cause will include the resignation by Mr. Khosrowshahi for "good reason," which is defined as an adverse change in Mr. Khosrowshahi's powers and duties, such that new powers and duties are inconsistent with Mr. Khosrowshahi's position and status.

        In connection with the foregoing arrangements, Mr. Khosrowshahi has agreed not to compete with Expedia's businesses during the term of his employment with Expedia and for a two-year period thereafter.

        Mr. Ruckelshaus.    For purposes of the information set forth immediately below, for periods prior to April 2005, the term Expedia refers to Expedia, Inc., the Washington corporation, through which Expedia.com has historically been, and currently is, operated and managed. On July 5, 2002, Expedia and Mr. Ruckelshaus entered into an employment agreement in connection with his employment as Vice President, Corporate Development of Expedia. This agreement was amended on August 8, 2003 (the "Effective Date") to reflect the appointment of Mr. Ruckelshaus as Senior Vice President, Corporate Development of Expedia. Mr. Ruckelshaus' employment agreement was not amended further in connection with his appointment as Senior Vice President, Strategy and Planning of IAC Travel. The amended employment agreement provides that Mr. Ruckelshaus shall receive an annual base salary of $250,000 per year and shall be eligible to receive annual discretionary bonuses. The amended employment agreement expires on July 15, 2005.

        In connection with the amendment of his employment agreement, Mr. Ruckelshaus received a grant of 17,500 IAC restricted stock units, which vest in equal installments on the first four anniversaries of the Effective Date. Upon a change of control of IAC, 100% of these restricted stock units shall immediately vest. The unvested portion of Mr. Ruckelshaus' restricted stock unit award described above will be adjusted to give effect to the spin-off and the one-for-two reverse stock split as described under the caption "The Spin-Off Proposal—Treatment of Outstanding IAC Compensatory Equity-Based Awards" in this Appendix E.

        In addition, upon termination of Mr. Ruckelshaus' employment for any reason other than death, disability or cause, or if Mr. Ruckelshaus terminates his employment for "good reason," the agreement provides that Expedia would be required to pay Mr. Ruckelshaus his base salary through the date that is one year from his date of termination or resignation.

Indemnification and Limitation of Liability for Officers and Directors

        Expedia is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware provides in relevant part as follows:

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

        A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        As permitted by Delaware law, Expedia has included in its certificate of incorporation a provision to eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, Expedia's amended and restated certificate of incorporation and amended and restated bylaws will provide that Expedia is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary as described above. Moreover, Expedia is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Expedia, Expedia has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Description of IAC Capital Stock after the Spin-Off

        The following is a description of the material terms of IAC's capital stock after the spin-off and after giving effect to the one-for-two reverse stock split that IAC intends to effect immediately prior to the spin-off. The following description is not meant to be complete and is qualified by reference to IAC's certificate of incorporation and bylaws and the Delaware General Corporation Law.

IAC Authorized Capital Stock

        If IAC's stockholders approve the spin-off proposal, IAC's authorized capital stock will consist of one billion six hundred million (1,600,000,000) shares of common stock, par value $0.001 per share, four hundred million (400,000,000) shares of Class B common stock, par value $0.001 per share, and one hundred million (100,000,000) shares of preferred stock par value $0.001 per share. Based on information available to IAC as of [    ], 2005, IAC estimates that approximately [    ] shares of IAC common stock and [    ] shares of IAC Class B common stock will be outstanding immediately after the spin-off (assuming no conversion of derivative securities prior to the spin-off), after giving effect to the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off. The number of shares of preferred stock outstanding following the spin-off will depend on the elections that holders of IAC Series A preferred stock make in connection with the spin-off.

IAC Common Stock

        In general, the holders of IAC common stock will vote together as a single class with the holders of IAC Class B common stock and IAC Series B preferred stock on all matters, including the election of directors; provided, however, that the holders of IAC common stock, acting as a single class, will be entitled to elect twenty-five percent (25%) of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of IAC common stock will entitle the holder to one vote when voting separately as a class, and one vote when voting together as a single group with the holders of IAC Class B common stock and IAC Series B preferred stock. The IAC certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC preferred stock created by the IAC board of directors from time to time, the holders of IAC common stock will be entitled, share for share with the holders of the Class B common stock, to such dividends as may be declared from time to time by the IAC board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the Class B common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

IAC Class B Common Stock

        In general, the holders of Class B common stock will vote together as a single class with the holders of IAC common stock and IAC Series B preferred stock on all matters, including the election of directors. The holders of IAC Class B common stock will be entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with the holders of IAC common stock and IAC Series B preferred stock. The IAC certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of IAC preferred stock created by the IAC board of directors from time to time, the holders of IAC Class B common stock will be entitled, share for share with the holders of the IAC common stock, to such dividends as may be declared from time to time by the IAC board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the IAC common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

IAC Preferred Stock

        IAC will have the authority to issue shares of preferred stock from time to time in one or more series. The IAC board of directors will have the authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of preferred stock of IAC.

Series B Preferred Stock

        General.    The per share face amount and liquidation preference of the IAC Series B preferred stock will equal $50 (the current per share face amount and liquidation preference of the IAC Series A preferred stock) multiplied by a fraction equal to 50% of the opening price of IAC common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off. Each share will have a term that expires on February 4, 2022.

        Voting Rights.    Holders of IAC Series B preferred stock will be entitled to two votes for each share held on all matters presented to such stockholders. Except as otherwise required by Delaware law or the IAC certificate of incorporation, or any special voting rights of IAC Series B preferred stock, the holders of IAC common stock, IAC Class B common stock and IAC Series B preferred stock will vote together as one class. No separate class vote of IAC Series B preferred stock will be required for the approval of any matter except as required by Delaware law.

        Dividends.    Each share of IAC Series B preferred stock will be entitled to receive dividends equal to the sum of (1) 1.99% of the face value per year, payable quarterly in cash or IAC common stock, at IAC's option, plus (2) the excess, if any, of the aggregate value of any dividends paid on the IAC common stock underlying the IAC Series B preferred stock over the amount described in (1). If IAC elects to pay the dividends in IAC common stock, the price will be based on the 10-day trailing average price of IAC common stock prior to the payment date. No other preferred stock of IAC will rank senior to IAC Series B preferred stock with respect to payment of dividends.

        Conversion Rights.    Each share of IAC Series B preferred stock will be initially convertible into .74075 shares of IAC common stock (the "conversion factor"). If the share price of IAC common stock exceeds a trigger price (calculated as described below), the conversion factor will increase to a number determined by dividing the face value of the IAC Series B preferred stock by the following quotient:

Face Value X IAC (IAC X 0.74075) + (0.2396 X (IAC – Trigger Price))

where IAC = 10-day average price of IAC common stock for the 10 days prior to the conversion date and the Trigger Price equals $70.20 (the current trigger price for the IAC Series A preferred stock after giving effect to a one for two reverse stock split) multiplied by a fraction equal to 50% of the opening price of IAC common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

        The certificate of designations for shares of IAC Series B preferred stock will also include an anti-dilution adjustment provision so that the number of shares of IAC common stock to be received upon conversion of a share of IAC Series B preferred stock is adjusted from time to time in the event of any stock split, stock consolidation, combination or subdivision, stock dividend or other distribution and any repurchase, reclassification, recapitalization or reorganization of IAC.

        Redemption by IAC.    Commencing on February 4, 2012, IAC will have the right from time to time to redeem at least 25% of the aggregate face value and up to 100% of the aggregate face value of the outstanding IAC Series B preferred stock at a redemption price per share of IAC Series B preferred stock equal to the face value plus any accrued and unpaid dividends. Any payment by IAC pursuant to a redemption by IAC may be made in cash or IAC common stock, at the option of IAC.

        Redemption by the Holder of IAC Series B Preferred Stock.    During the 20 business day period preceding each of the fifth, seventh, tenth and fifteenth anniversaries of February 4, 2002, a holder of IAC Series B preferred stock will have the right to require IAC to purchase all or a portion of the shares of IAC Series B preferred stock held by such holder for face value plus any accrued and unpaid dividends. Any payment by IAC pursuant to a redemption by the holder of IAC Series B preferred stock may be made in cash or IAC common stock, at the option of IAC.

        Liquidation Rights.    In the event of a voluntary or involuntary liquidation, dissolution or winding up of IAC, holders of IAC Series B preferred stock will be entitled to receive in preference to any holder of IAC common shares an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the IAC Series B preferred stock into IAC common stock immediately prior to the liquidation, dissolution or winding up of IAC. No other preferred stock of IAC will rank senior to IAC Series B preferred stock with respect to payment upon liquidation.

        Reservation of Shares of IAC Common Stock.    IAC will keep in reserve at all times during the term of the IAC Series B preferred stock sufficient authorized but unissued shares of IAC common stock for issuance in the event of exercises by the holders of IAC Series B preferred stock.

        Registration of Shares under the Securities Act.    The IAC Series B preferred stock and any IAC common stock issued upon conversion of the IAC Series B preferred stock will be registered under the Securities Act.

        Public Market.    Following the spin-off, IAC intends to seek to have the shares of IAC Series B preferred stock, if any, quoted on the OTC Bulletin Board under the ticker symbol "IACIP.OC." However, there can be no assurance that a viable and active trading market will develop."

IAC Warrants

        Holders of IAC warrants prior to the spin-off will not need to take any action to effect the split of their warrants into separate IAC warrants and Expedia warrants. For a description of the manner in which the IAC warrants will be adjusted in the spin-off, see "—Treatment of IAC Series A Preferred Stock, Warrants and Indebtedness" in this Appendix E.

        The number of shares of IAC common stock issuable upon the exercise of the IAC warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; any repurchase, reclassification, recapitalization or reorganization; and certain distributions of rights, warrants or evidences of indebtedness or assets. No fractional shares will be issued upon exercise of warrants, and cash will be paid to the holders of such warrants in lieu of such fractional shares based on the closing prices of IAC common stock as of the exercise date of the warrant.

Anti-Takeover Provisions in IAC's Bylaws

        IAC's bylaws contain provisions that could delay or make more difficult the acquisition of IAC by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. Please also refer to "Risk Factors" in this Appendix E for information on other factors that could impact a change of control. In addition, IAC's bylaws provide that, subject to the rights of holders of IAC preferred stock, only IAC's Chairman of the board of directors or a majority of IAC's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        IAC is subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving IAC and the interested stockholder and a sale of more than 10% of IAC's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. The IAC board of directors has previously approved for purposes of Section 203 certain transactions among Barry Diller, Universal and Liberty and their respective affiliates and associates and IAC, which transactions may have resulted in Mr. Diller, Universal and/or Liberty becoming an "interested shareholder" of IAC. Other than with respect to the foregoing, IAC has not "opted out" of the provisions of Section 203, and following the spin-off will remain subject to the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. IAC's current certificate of incorporation does not expressly prohibit action by the written consent of stockholders. The certificate of incorporation that will be in effect following the spin-off will also not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who as of the date of Expedia and IAC's proxy statement/prospectus that relates to the spin-off proposal controlled a majority of the outstanding total voting power of IAC, will be able to take any action to be taken by stockholders without the necessity of holding a stockholders meeting (other than with respect to the election by the holders of shares of IAC common stock of 25% of the members of IAC's board of directors and certain matters as to which a separate class vote of the holders of shares of IAC common stock or IAC Series B preferred stock is required).

Transfer Agent

        The transfer agent for the shares of IAC common stock following the spin-off will be The Bank of New York.

Description of Expedia Capital Stock after the Spin-Off

        The following is a description of the material terms of Expedia capital stock. The following description is not meant to be complete and is qualified by reference to the forms of certificate of incorporation and bylaws that Expedia will implement immediately prior to the spin-off and the Delaware General Corporation Law. The forms of Expedia certificate of incorporation and bylaws, as these documents are expected to be in effect at the time of the spin-off, will be filed as exhibits to Expedia and IAC's registration statement related to the spin-off. For more information on how you can obtain copies of these documents, see "Where You Can Find More Information" in this proxy statement/prospectus. We urge you to read the forms of Expedia's certificate of incorporation and bylaws in their entirety.

Expedia Authorized Capital Stock

        Expedia's authorized capital stock will consist of one billion six hundred million (1,600,000,000) shares of common stock, par value $0.001 per share, four hundred million (400,000,000) shares of Class B common stock, par value $0.001 per share, and one hundred million (100,000,000) shares of preferred stock, par value $0.001 per share. Based on information available to Expedia as of [    ], 2005, Expedia estimates that approximately [    ] shares of Expedia common stock and [    ] shares of Expedia Class B common stock will be outstanding immediately after the spin-off (assuming no conversion of derivative securities prior to the spin-off). The number of shares of Expedia Series A preferred stock outstanding following the spin-off will depend on the elections that holders of IAC Series A preferred stock make in connection with the spin-off.

Expedia Common Stock

        In general, the holders of Expedia common stock will vote together as a single class with the holders of Expedia Class B common stock and Expedia Series A preferred stock on all matters, including the election of directors; provided, however, that the holders of Expedia common stock, acting as a singles class, will be entitled to elect twenty-five percent (25%) of the total number of directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Expedia common stock will entitle the holder to one vote when voting separately as a class, and one vote when voting together as a single group with the holders of Expedia Class B common stock and Expedia Series A preferred stock. The Expedia certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Expedia preferred stock created by the Expedia board of directors from time to time, the holders of Expedia common stock will be entitled, share for share with the holders of the Expedia Class B common stock, to such dividends as may be declared from time to time by the Expedia board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of the Expedia Class B common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Expedia Class B Common Stock

        In general, the holders of Expedia Class B common stock will vote together as a single class with the holders of Expedia common stock and Expedia Series A preferred stock on all matters, including the election of directors. The holders of Expedia Class B common stock will be entitled to one vote when voting separately as a class, and ten votes when voting together as a single group with the holders of Expedia common stock and Expedia Series A preferred stock. The Expedia certificate of incorporation will not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Expedia preferred stock created by the Expedia board of directors from time to time, the holders of Expedia Class B common stock will be entitled, share for share with the holders of the Expedia common stock, to such dividends as may be declared from time to time by the Expedia board of directors from funds legally available for the payment of dividends, and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata, share for share with the holders of Expedia common stock, all assets available for distribution after payment of a proper amount to the holders of any series of preferred stock that may be issued in the future.

Expedia Preferred Stock

        Expedia may issue shares of preferred stock from time to time in one or more series. The Expedia board of directors has authority, by resolution, to designate the powers, preferences, rights and qualifications and restrictions of preferred stock of Expedia.

Series A Preferred Stock

        General.    The per share face amount and liquidation preference of the Expedia Series A preferred stock will equal $50 (the current per share face amount and liquidation preference of the IAC Series A preferred stock) multiplied by a fraction equal to 50% of the opening price of Expedia common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off. Each share will have a term that expires on February 4, 2022.

        Voting Rights.    Holders of Expedia Series A preferred stock will be entitled to two votes for each share of Expedia Series A preferred stock held on all matters presented to such stockholders. Except as otherwise required by Delaware law, or any special voting rights of Expedia Series A preferred stock as described in this Appendix E, the holders of Expedia common stock, Expedia Class B common stock and Expedia Series A preferred stock entitled to vote together as one class. No separate class vote of

Expedia Series A preferred stock will be required for the approval of any matter except as required by Delaware law.

        Dividends.    Each share of Expedia Series A preferred stock will be entitled to receive dividends equal to the sum of (1) 1.99% of the face value per year, payable quarterly in cash or Expedia common stock, at Expedia's option, plus (2) the excess, if any, of the aggregate value of any dividends paid on the Expedia common stock underlying the Expedia Series A preferred stock over the amount described in (1). If Expedia elects to pay the dividends in Expedia common stock, the price will be based on the 10-day trailing average price of Expedia common stock prior to the payment date. No other preferred stock of Expedia will rank senior to Expedia Series A preferred stock with respect to payment of dividends.

        Conversion Rights.    Each share of Expedia Series A preferred stock will be initially convertible into 0.74075 shares of Expedia common stock (the "conversion factor"). If the share price of Expedia common stock exceeds a trigger price (calculated as described below), the conversion factor will increase to a number determined by dividing the face value of the Expedia Series A preferred stock by the following quotient:

Face Value X EXP

(EXP X 0.741) + (0.2396 X (EXP-Trigger Price))

where EXP = 10-day average price of Expedia common stock for the 10 days prior to the conversion date and the Trigger Price equals $70.20 (the trigger price for the IAC Series A preferred stock after giving effect to the one for two reverse stock split) multiplied by a fraction equal to 50% of the opening price of Expedia common stock on the first trading day following the spin-off divided by the closing price of IAC common stock on the date of the spin-off.

        The certificate of designations for shares of Expedia Series A preferred stock will also include an anti-dilution adjustment provision so that the number of shares of Expedia common stock to be received upon conversion of a share of Expedia Series A preferred stock is adjusted from time to time in the event of any stock split, stock consolidation, combination or subdivision, stock dividend or other distribution and any repurchase, reclassification, recapitalization or reorganization of Expedia.

        Redemption by Expedia.    Commencing on February 4, 2012, Expedia will have the right from time to time to redeem at least 25% of the original aggregate face value and up to 100% of the original aggregate face value of the outstanding Expedia Series A preferred stock at a redemption price per share of Expedia Series A preferred stock equal to face value plus any accrued and unpaid dividends. Any payment by Expedia pursuant to a redemption by Expedia may be made in cash or Expedia common stock, at the option of Expedia.

        Redemption by the Holder of Expedia Series A Preferred Stock.    During the 20 business day period preceding each of the fifth, seventh, tenth and fifteenth anniversaries of February 4, 2002, a holder of Expedia Series A preferred stock will have the right to require Expedia to purchase all or a portion of the shares of Expedia Series A preferred stock held by such holder for face value plus any accrued and unpaid dividends. Any payment by Expedia pursuant to a redemption by the holder of Expedia Series A preferred stock may be made in cash or Expedia common stock, at the option of Expedia.

        Liquidation Rights.    In the event of a voluntary or involuntary liquidation, dissolution or winding up of Expedia, holders of Expedia Series A preferred stock will be entitled to receive in preference to any holder of Expedia common shares an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the Expedia Series A preferred stock into Expedia common stock immediately prior to the liquidation, dissolution or winding up of Expedia. No other preferred stock of Expedia will rank senior to Expedia Series A preferred stock with respect to payment upon liquidation.

        Reservation of Shares of Expedia Common Stock.    Expedia will keep in reserve at all times during the term of the Expedia Series A preferred stock sufficient authorized but unissued shares of Expedia common stock for issuance in the event of exercises by the holders of Expedia Series A preferred stock.

        Registration of Shares under the Securities Act.    The Expedia Series A preferred stock and any Expedia common stock issued upon conversion of the Expedia Series A preferred stock will be registered under the Securities Act.

        Public Market.    Expedia intends to seek to have the shares of Expedia Series A preferred stock quoted on the OTC Bulletin Board under the ticker symbol "EXPEP.OC." However, there can be no assurance that a viable and active trading market will develop.

Expedia Warrants

        Holders of IAC warrants will not need to take any action to effect the split of their warrants into separate IAC warrants and Expedia warrants. For a description of the manner in which the IAC warrants will be adjusted in the spin-off, see "—Treatment of IAC Series A Preferred Stock, Warrants and Indebtedness" in this Appendix E.

        In the case of Expedia warrants to be issued in the spin-off, the number of shares of Expedia common stock issuable upon the exercise of the warrants will be subject to adjustment from time to time upon the occurrence of any of the following events: any stock split; any stock consolidation, combination or subdivision; any stock dividend or other distribution; any repurchase, reclassification, recapitalization or reorganization; and certain distributions of rights, warrants or evidences of indebtedness or assets. No fractional shares will be issued upon exercise of warrants, and cash will be paid to the holders of such warrants in lieu of such fractional shares based on the closing prices of Expedia common stock as of the exercise date of the warrant.

Anti-Takeover Provisions in Expedia's Bylaws

        Expedia's bylaws will contain provisions that could delay or make more difficult the acquisition of Expedia by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. Please also refer to "Risk Factors" in this Appendix E for information on other factors that could impact a change of control. In addition, Expedia's bylaws will provide that, subject to the rights of holders of preferred stock, only Expedia's Chairman of the Board of Directors or a majority of Expedia's board of directors may call a special meeting of stockholders.

Effect of Delaware Anti-Takeover Statute

        Expedia will be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving Expedia and the interested stockholder and a sale of more than 10% of Expedia's assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. In connection with the spin-off, Expedia has approved for purposes of Section 203 the spin-off-related transactions among Mr. Diller and Liberty and their respective affiliates and associates, that may otherwise result in such persons becoming an "interested shareholder" of Expedia. Other than with respect to the foregoing, Expedia has not "opted out" of the provisions of Section 203, and following the spin-off will remain subject to the provisions of Section 203.

Action by Written Consent

        Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. Expedia's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who, based on grants of irrevocable proxies for his benefit and his beneficial holdings of IAC as of the date of this Appendix E, is expected to control a majority of the outstanding total voting power of Expedia, will be able to take any action to be taken by stockholders without the necessity of holding a stockholders meeting (other than with respect to the election by the holders of shares of Expedia common stock of 25% of the members of Expedia's board of directors and certain matters as to which a separate class vote of the holders of shares of Expedia common stock or Expedia Series A preferred stock is required).

Transfer Agent

        The transfer agent for the shares of Expedia common stock following the spin-off will be [    ].

Security Ownership of Certain Beneficial Owners and Management

        Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be the beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest.

Security Ownership of IAC Capital Stock Prior to the Reverse Stock Split and the Spin-Off

        The following table presents, as of February 28, 2005, information relating to the beneficial ownership of IAC common stock, IAC Class B common stock and IAC Series A preferred stock by (1) each person known by IAC to own beneficially more than 5% of the outstanding shares of IAC common stock, IAC Class B common stock and IAC Series A preferred stock, (2) each director nominee of IAC, (3) each of the Chief Executive Officer and the four other most highly compensated executive officers of IAC who served in such capacities as of December 31, 2004 (the "Named Executive Officers"), and (4) all executive officers and directors of IAC as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at IAC's corporate headquarters at 152 West 57th Street, 42nd Floor, New York, New York 10019. For each listed person, the number of shares of IAC common stock and percent of such class listed assumes the conversion or exercise of any IAC equity securities owned by such person, but does not assume the conversion or exercise of any such equity securities owned by any other person. Shares of IAC Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of IAC common stock. Each share of IAC Series A preferred stock is convertible, at the option of the holder, into that number of shares of IAC common stock equal to the quotient obtained by dividing $50 by the conversion price, currently $33.75 per share. For each listed person, the number of shares of IAC common stock and percent of class listed includes shares of IAC common stock that may be acquired by such person upon the exercise of stock options and warrants that are or will be exercisable, and restricted stock units that are or will have vested, within 60 days of February 28, 2005.

        The percentage of votes for all classes of capital stock is based on one vote for each share of IAC common stock, ten votes for each share of IAC Class B common stock and two votes for each share of

IAC Series A preferred stock. The information set forth below does not give effect to the one-for-two reverse stock split that IAC expects to complete immediately prior to the spin-off.

	IAC Common Stock			IAC Class B Common Stock			IAC Preferred Stock
Name and Address of Beneficial Owner											Percent of Votes (All Classes)
	Shares		%	Shares		%	Shares		%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	78,709,590	(1)	12.4%	—		—	—		—		6.0%
Citigroup Global Markets Holdings Inc. and Citigroup Inc. 388 Greenwich Street New York, NY 10013	36,407,077	(2)	5.7%	—		—	—		—		2.8%
Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc., LMM, LLC, Legg Mason Focus Capital, Inc. and Legg Mason Value Trust, Inc. 100 Light Street Baltimore, MD 21202	91,269,132	(3)	14.4%	—		—	—		—		7.0%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	138,439,618	(4)	20.2%	51,199,996	(5)	79.2%	—		—		45.8%
Microsoft Corporation One Microsoft Way Redmond, WA 98052	51,733,277	(6)	7.7%	—		—	—	(6)	—	(6)	3.9%
Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	56,611,308	(7)	8.7%	13,430,000	(8)	20.8%	—		—		13.6%
Barry Diller	239,058,769	(4)(9)	32.2%	64,629,996	(10)	100.0%	—		—		60.8%
Edgar Bronfman, Jr.	41,216	(11)	*	—		—	—		—		*
Julius Genachowski	528,978	(12)	*	—		—	—		—		*
Robert Hougie	14,596		*	—		—	—		—		*
Victor A. Kaufman	1,714,756	(13)	*	—		—	—		—		*
Donald R. Keough	228,842	(14)	*	—		—	—		—		*
Dara Khosrowshahi	1,061,536	(15)	*	—		—	—		—		*
Marie-Josée Kravis	24,166	(16)	*	—		—	—		—		*
Bryan Lourd	51,425		*	—		—	—		—		*
Steven Rattner	23,565	(17)	*	—		—	—		—		*
Gen. H. Norman Schwarzkopf	184,166	(18)	*	—		—	—		—		*
Alan Spoon	67,425	(19)	*	—		—	—		—		*
Diane Von Furstenberg	44,166	(20)	*	—		—	—		—		*
All executive officers and directors as a group (14 persons)	242,445,841		32.6%	64,629,996		100.0%	—		—		60.9%

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Based upon information filed on a Schedule 13G, as amended, with the SEC on February 9, 2005.

(2)
Based upon information filed on a Schedule 13G with the SEC on February 8, 2005.

(3)
Based upon information filed on a Schedule 13G, as amended, with the SEC on February 14, 2005.

(4)
Consists of 87,239,578 shares of IAC common stock and 2,353,188 shares of IAC Class B common stock held by Liberty and 44 shares of IAC common stock held collectively by the BDTV Entities (as defined below) and 8,000,000, 31,236,444, 8,010,364 and 1,600,000 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. (collectively, the "BDTV Entities"), respectively. Mr. Diller owns all of the voting stock and Liberty owns all of the non-voting stock, in each case, of the BDTV entities, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Amended and Restated Stockholders Agreement among Liberty, Universal, Vivendi and Mr. Diller and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Liberty and the BDTV Entities.

(5)
Consists of 2,353,188 shares of IAC Class B common stock held by Liberty and 8,000,000, 31,236,444, 8,010,364 and 1,600,000 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively. Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC Class B common stock held by Liberty and the BDTV Entities.

(6)
Based on information filed on a Schedule 13G, as amended, with the SEC on February 3, 2005. Consists of an indeterminate number of shares of IAC common stock, shares of IAC common stock issuable upon the exercise of IAC warrants and shares of IAC common stock issuable upon the conversion of IAC Series A preferred stock.

(7)
Based on information filed on a Schedule 13G with the SEC on May 21, 2004. Consists of 43,181,308 shares of IAC common stock and 13,430,000 shares of IAC Class B common stock. NBC Universal, by virtue of the fact that it owns all of the outstanding capital stock of NBCU Acquisition Sub, Inc., which in turn owns all of the outstanding capital stock of Universal, is deemed to be the beneficial owner of the 43,181,308 shares of IAC common stock and 13,430,000 shares of IAC Class B common stock directly held by Universal. Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Universal.

(8)
Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC Class B common stock held by Universal.

(9)
Consists of 1,793,214 shares of IAC common stock owned by Mr. Diller, options to purchase 41,845,888 shares of IAC common stock granted under IAC's stock compensation plans, 368,741 shares of IAC common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, 44 shares of IAC common stock and 48,846,808 shares of IAC Class B common stock held collectively by the BDTV Entities, 87,239,578 shares of IAC common stock and 2,353,188 shares of IAC Class B common stock held by Liberty, and 43,181,308 shares of IAC common stock and 13,430,000 shares of IAC Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Amended and Restated Stockholders Agreement and a related letter agreement. Excludes 2,500 shares of IAC common stock and options to purchase 41,666 shares of IAC common stock held by Ms. Von Furstenberg, as to which Mr. Diller disclaims beneficial ownership.

(10)
Consists of 48,846,808 shares of IAC Class B common stock held collectively by the BDTV Entities, 2,353,188 shares of IAC Class B common stock held by Liberty and 13,430,000 shares of IAC Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Amended and Restated Stockholders Agreement and a related letter agreement.

(11)
Consists of (i) 2,500 shares held by Mr. Bronfman directly, (ii) 21,500 shares of IAC common stock held for the benefit of Mr. Bronfman in an IRA account, (iii) 8,500 shares of IAC common stock held by Mr. Bronfman in his capacity as custodian for his minor children, (iv) 2,050 shares of IAC common stock held by Mr. Bronfman's spouse and (v) options to purchase 6,666 shares of IAC common stock granted under IAC's stock compensation plans. Mr. Bronfman disclaims beneficial ownership of the 10,550 shares of IAC common stock described in (iii) and (iv) above.

(12)
Consists of 68,144 shares of IAC common stock and options to purchase 460,834 shares of IAC common stock granted under IAC's stock compensation plans.

(13)
Consists of 52,256 shares of IAC common stock and options to purchase 1,662,500 shares of IAC common stock granted under IAC's stock compensation plans.

(14)
Consists of (i) 85,176 shares of IAC common stock held by Mr. Keough, (ii) 2,000 shares of IAC common stock held by Mr. Keough's spouse and (iii) options to purchase 141,666 shares of IAC common stock granted under IAC's stock compensation plans. Excludes shares of IAC common stock beneficially owned by affiliates of Allen & Company LLC. Mr. Keough disclaims beneficial ownership of the 2,000 shares of IAC common stock described in (ii) above and all shares of IAC common stock beneficially owned by affiliates of Allen & Company LLC.

(15)
Consists of 105,697 shares of IAC common stock and options to purchase 955,839 shares of IAC common stock granted under IAC's stock compensation plans.

(16)
Consists of 2,500 shares of IAC common stock and 21,666 options to purchase shares of IAC common stock granted under IAC's stock compensation plans.

(17)
Consists of 21,065 shares of IAC common stock held indirectly through partnership interests and 2,500 shares of IAC common stock to be received upon the vesting of restricted stock units in the next 60 days.

(18)
Consists of 2,500 shares of IAC common stock and 181,666 options to purchase shares of IAC common stock granted under IAC's stock compensation plans.

(19)
Consists of 16,000 shares of IAC common stock and options to purchase 51,425 shares of IAC common stock granted under IAC's stock compensation plans.

(20)
Consists of 2,500 shares of IAC common stock and options to purchase 41,666 shares of IAC common stock granted under IAC's stock compensation plans. Excludes shares beneficially owned by Mr. Diller, as to which Ms. Von Furstenberg disclaims beneficial ownership.

Security Ownership of IAC Capital Stock Immediately Following the Spin-Off

        The following table presents information relating to the anticipated beneficial ownership of IAC common stock and IAC Class B common stock, assuming the completion of the spin-off and the one-for-two reverse stock split as if they occurred on February 28, 2005, by (1) each person expected by IAC to own beneficially more than 5% of the outstanding shares of IAC common stock and IAC Class B common stock, (2) each director nominee of IAC, (3) each of the Chief Executive Officer and the four Named Executive Officers who served in such capacities as of December 31, 2004, and (4) all executive officers and directors of IAC as a group.

        In addition to the completion of the spin-off and the one-for-two reverse stock split, the information set forth below assumes (1) the completion of the Ask Jeeves acquisition, (2) the repurchase by IAC, through its previously announced share repurchase programs, of approximately 60% of the fully diluted shares issuable in the Ask Jeeves acquisition and (3) that all holders of IAC Series A preferred stock elect to receive cash in connection with the spin-off, which election would result in no shares of IAC Series B preferred stock being issued and outstanding after the completion of the spin-off.

        For each listed person, the number of shares of IAC common stock and percent of such class listed assumes the conversion or exercise of any IAC equity securities owned by such person, but does not assume the conversion or exercise of any such equity securities owned by any other person. Shares of IAC Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of IAC common stock. For each listed person, the number of shares of IAC common stock and percent of class listed includes shares of IAC common stock that may be acquired by such person upon the exercise of stock options and warrants that are or will be exercisable, and restricted stock units that are or will have vested, within 60 days of February 28, 2005.

        The actual number of shares of IAC capital stock outstanding as of the date of the spin-off may differ due to, among other things, the exercise of options or warrants, the vesting of restricted stock units or the conversion of preferred stock, in each case between February 28, 2005 and the date of the spin-off and to the extent the other assumptions set forth above differ from the actual developments.

        The percentage of votes for all classes of capital stock is based on one vote for each share of IAC common stock and ten votes for each share of IAC Class B common stock.

	IAC Common Stock			IAC Class B Common Stock
							Percent of Votes
Name and Address of Beneficial Owner
	Shares		%	Shares		%	(All Classes)
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	39,354,795	(1)	12.0%	—		—	6.0%
Citigroup Global Markets Holdings Inc. and Citigroup Inc. 388 Greenwich Street New York, NY 10013	18,203,538	(2)	5.5%	—		—	2.8%
Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc., LMM, LLC, Legg Mason Focus Capital, Inc. and Legg Mason Value Trust, Inc. 100 Light Street Baltimore, MD 21202	45,634,566	(3)	13.9%	—		—	7.0%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	69,219,809	(4)	19.6%	25,599,998	(5)	79.2%	46.0%
Microsoft Corporation One Microsoft Way Redmond, WA 98052	17,171,283	(6)	5.1%	—		—	2.6%
Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	28,305,654	(7)	8.4%	6,715,000	(8)	20.8%	13.6%
Barry Diller	119,529,383	(4)(9)	31.3%	32,314,998	(10)	100.0%	61.0%
Edgar Bronfman, Jr.	20,608	(11)	*	—		—	*
Julius Genachowski	264,489	(12)	*	—		—	*
Robert Hougie	7,298		*	—		—	*
Victor A. Kaufman	857,378	(13)	*	—		—	*
Donald R. Keough	114,421	(14)	*	—		—	*
Dara Khosrowshahi	530,767	(15)	*	—		—	*
Marie-Josée Kravis	12,083	(16)	*	—		—	*
Bryan Lourd	25,712		*	—		—	*
Steven Rattner	11,782	(17)	*	—		—	*
Gen. H. Norman Schwarzkopf	92,083	(18)	*	—		—	*
Alan Spoon	33,712	(19)	*	—		—	*
Diane Von Furstenberg	22,083	(20)	*	—		—	*
All executive officers and directors as a group (14 persons)	121,222,920		31.6%	32,314,998		100.0%	61.1%

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC on February 9, 2005.

(2)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G with the SEC on February 8, 2005.

(3)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC on February 14, 2005.

(4)
Consists of 43,619,789 shares of IAC common stock and 1,176,594 shares of IAC Class B common stock held by Liberty and 22 shares of IAC common stock held collectively by the BDTV Entities (as defined below) and 4,000,000, 15,618,222, 4,005,182 and 800,000 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. (collectively, the "BDTV Entities"), respectively. Mr. Diller owns all of the voting stock and Liberty owns all of the non-voting stock, in each case, of the BDTV entities, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Amended and Restated Stockholders Agreement among Liberty, Universal, Vivendi and Mr. Diller and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Liberty and the BDTV Entities.

(5)
Consists of 1,176,594 shares of IAC Class B common stock held by Liberty and 4,000,000, 15,618,222, 4,005,182 and 800,000 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively. Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC Class B common stock held by Liberty and the BDTV Entities.

(6)
Based on information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC on February 3, 2005. Consists of an indeterminate number of shares of IAC common stock, including shares of IAC common stock issuable upon the exercise of IAC warrants.

(7)
Based on information regarding IAC holdings prior to the spin-off filed on a Schedule 13G with the SEC on May 21, 2004. Consists of 21,590,654 shares of IAC common stock and 6,715,000 shares of IAC Class B common stock. NBC Universal, by virtue of the fact that it owns all of the outstanding capital stock of NBCU Acquisition Sub, Inc., which in turn owns all of the outstanding capital stock of Universal, is deemed to be the beneficial owner of the 21,590,654 shares of IAC common stock and 6,715,000 shares of IAC Class B common stock directly held by Universal. Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC common stock and IAC Class B common stock held by Universal.

(8)
Pursuant to the Amended and Restated Stockholders Agreement and a related letter agreement, Mr. Diller generally has the right to vote all of the shares of IAC Class B common stock held by Universal.

(9)
Consists of 896,607 shares of IAC common stock owned by Mr. Diller, options to purchase 20,922,944 shares of IAC common stock granted under IAC's stock compensation plans, 184,370 shares of IAC common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, 22 shares of IAC common stock and 24,423,404 shares of IAC Class B common stock held collectively by the BDTV Entities, 43,619,789 shares of IAC common stock and 1,176,594 shares of IAC Class B common stock held by Liberty, and 21,590,654 shares of IAC common stock and 6,715,000 shares of IAC Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Amended and Restated Stockholders Agreement and a related letter agreement. Excludes 1,250 shares of IAC common stock and options to purchase 20,833 shares of IAC common stock held by Ms. Von Furstenberg, as to which Mr. Diller disclaims beneficial ownership.

(10)
Consists of 24,423,404 shares of IAC Class B common stock held collectively by the BDTV Entities, 1,176,594 shares of IAC Class B common stock held by Liberty and 6,715,000 shares of IAC Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Amended and Restated Stockholders Agreement and a related letter agreement.

(11)
Consists of (i) 1,250 shares held by Mr. Bronfman directly, (ii) 10,750 shares of IAC common stock held for the benefit of Mr. Bronfman in an IRA account, (iii) 4,250 shares of IAC common stock held by Mr. Bronfman in his capacity as custodian for his minor children, (iv) 1,025 shares of IAC common stock held by Mr. Bronfman's spouse and (v) options to purchase 3,333 shares of IAC common stock granted under IAC's stock compensation plans. Mr. Bronfman disclaims beneficial ownership of the 5,275 shares of IAC common stock described in (iii) and (iv) above.

(12)
Consists of 34,072 shares of IAC common stock and options to purchase 230,417 shares of IAC common stock granted under IAC's stock compensation plans.

(13)
Consists of 26,128 shares of IAC common stock and options to purchase 831,250 shares of IAC common stock granted under IAC's stock compensation plans.

(14)
Consists of (i) 42,588 shares of IAC common stock held by Mr. Keough, (ii) 1,000 shares of IAC common stock held by Mr. Keough's spouse and (iii) options to purchase 70,833 shares of IAC common stock granted under IAC's stock compensation plans. Excludes shares of IAC common stock beneficially owned by affiliates of Allen & Company LLC. Mr. Keough disclaims beneficial ownership of the 1,000 shares of IAC common stock described in (ii) above and all shares of IAC common stock beneficially owned by affiliates of Allen & Company LLC.

(15)
Consists of 52,848 shares of IAC common stock and options to purchase 477,919 shares of IAC common stock granted under IAC's stock compensation plans.

(16)
Consists of 1,250 shares of IAC common stock and 10,833 options to purchase shares of IAC common stock granted under IAC's stock compensation plans.

(17)
Consists of 10,532 of IAC common stock held directly and shares of IAC common stock held indirectly through partnership interests and 1,250 shares of IAC common stock to be received upon the vesting of restricted stock units in the next 60 days.

(18)
Consists of 1,250 shares of IAC common stock and 90,833 options to purchase shares of IAC common stock granted under IAC's stock compensation plans.

(19)
Consists of 8,000 shares of IAC common stock and options to purchase 25,712 shares of IAC common stock granted under IAC's stock compensation plans.

(20)
Consists of 1,250 shares of IAC common stock and options to purchase 20,833 shares of IAC common stock granted under IAC's stock compensation plans. Excludes shares beneficially owned by Mr. Diller, as to which Ms. Von Furstenberg disclaims beneficial ownership.

Security Ownership of Expedia Capital Stock Immediately Following the Spin-Off

        The following table presents information relating to the expected beneficial ownership of Expedia common stock and Expedia Class B common stock, assuming the completion of the spin-off as if it occurred on February 28, 2005, by (1) each person expected by IAC to own beneficially more than 5% of the outstanding shares of Expedia common stock and Expedia Class B common stock, (2) each director of Expedia, (3) the Chief Executive Officer and the four Named Executive Officers in the Expedia Summary Compensation Table and (4) all executive officers and director nominees of Expedia as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at Expedia's corporate headquarters at 3150 139th Avenue Southeast, Bellevue, Washington.

        In addition to the completion of the spin-off, the information set forth below assumes that all holders of IAC Series A preferred stock elect to receive cash in connection with the spin-off, which election would result in no shares of Expedia Series A preferred stock being issued and outstanding after the completion of the spin-off.

        For each listed person, the number of shares of Expedia common stock and percent of such class listed assumes the conversion or exercise of any Expedia equity securities owned by such person, but does not assume the conversion or exercise of any such equity securities owned by any other person. Shares of Expedia Class B common stock may at the option of the holder be converted on a one-for-one basis into shares of Expedia common stock. For each listed person, the number of shares of Expedia common stock and percent of class listed includes shares of Expedia common stock that may be acquired by such person upon the exercise of stock options and warrants that are or will be exercisable, and restricted stock units that are or will have vested, within 60 days of February 28, 2005.

        The actual number of shares of Expedia capital stock outstanding as of the date of the spin-off may differ due to, among other things, the exercise of options or warrants, the vesting of restricted stock units or the conversion of preferred stock, in each case between February 28, 2005 and the date of the spin-off and to the extent the other assumptions set forth above differ from the actual developments.

        The percentage of votes for all classes of capital stock is based on one vote for each share of Expedia common stock and ten votes for each share of Expedia Class B common stock.

	Expedia Common Stock			Expedia Class B Common Stock
Name and Address of Beneficial Owner							Percent of Votes (All Classes)
	Shares		%	Shares		%
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	39,354,795	(1)	12.0%	—		—	6.0%
Citigroup Global Markets Holdings Inc. and Citigroup Inc. 388 Greenwich Street New York, NY 10013	18,203,538	(2)	5.5%	—		—	2.8%
Legg Mason Funds Management, Inc., Legg Mason Capital Management, Inc., LMM, LLC, Legg Mason Focus Capital, Inc. and Legg Mason Value Trust, Inc. 100 Light Street Baltimore, MD 21202	45,634,566	(3)	13.9%	—		—	7.0%
Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112	69,219,809	(4)	19.6%	25,599,998	(5)	79.2%	46.0%
Microsoft Corporation One Microsoft Way Redmond, WA 98052	17,171,283	(6)	5.1%	—		—	2.6%
Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	28,305,654	(7)	8.4%	6,715,000	(8)	20.8%	13.6%
Barry Diller	119,529,383	(4)(9)	31.3%	32,314,998	(10)	100.0%	61.0%
Victor A. Kaufman	857,378	(11)	*	—		—	*
Dara Khosrowshahi	530,767	(12)	*	—		—	*
Chris Bellairs	—		—	—		—	—
William Ruckelshaus	—		—	—		—	—
All executive officers and directors as a group (8 persons)	120,961,747		31.6%	32,314,998		100.0%	61.1%

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC on February 9, 2005.

(2)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G with the SEC on February 8, 2005.

(3)
Based upon information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC on February 14, 2005.

(4)
Consists of 43,619,789 shares of Expedia common stock and 1,176,594 shares of Expedia Class B common stock held by Liberty and 22 shares of Expedia common stock held collectively by the BDTV Entities (as defined below) and 4,000,000, 15,618,222, 4,005,182 and 800,000 shares of Expedia Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc. (collectively, the "BDTV Entities"), respectively. Mr. Diller owns all of the voting stock and Liberty owns all of the non-voting stock, in each case, of the BDTV entities, which non-voting stock represents in excess of 99% of the equity of the BDTV Entities. Pursuant to the Expedia Stockholders Agreement among Liberty, Universal and

  Mr. Diller, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Expedia Class B common stock held by Liberty and the BDTV Entities.

(5)
Consists of 1,176,594 shares of Expedia Class B common stock held by Liberty and 4,000,000, 15,618,222, 4,005,182 and 800,000 shares of Expedia Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively. Pursuant to the Expedia Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia Class B common stock held by Liberty and the BDTV Entities.

(6)
Based on information regarding IAC holdings prior to the spin-off filed on a Schedule 13G, as amended, with the SEC, on February 3, 2005. Consists of an indeterminate number of shares of Expedia common stock, including shares of Expedia common stock issuable upon the exercise of Expedia warrants.

(7)
Based on information regarding IAC holdings prior to the spin-off filed on a Schedule 13G with the SEC on May 21, 2004. Consists of 21,590,654 shares of Expedia common stock and 6,715,000 shares of Expedia Class B common stock. NBC Universal, by virtue of the fact that it owns all of the outstanding capital stock of NBCU Acquisition Sub, Inc., which in turn owns all of the outstanding capital stock of Universal, is deemed to be the beneficial owner of the 21,590,654 shares of Expedia common stock and 6,715,000 shares of Expedia Class B common stock directly held by Universal. Pursuant to the Expedia Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia common stock and Expedia Class B common stock held by Universal.

(8)
Pursuant to the Expedia Stockholders Agreement, Mr. Diller generally has the right to vote all of the shares of Expedia Class B common stock held by Universal.

(9)
Consists of 896,607 shares of Expedia common stock owned by Mr. Diller, options to purchase 20,922,944 shares of Expedia common stock received as a result of adjustments to compensatory equity-based awards in connection with the spin-off, 184,370 shares of Expedia common stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, 22 shares of Expedia common stock and 24,423,404 shares of Expedia Class B common stock held collectively by the BDTV Entities, 43,619,789 shares of Expedia common stock and 1,176,594 shares of Expedia Class B common stock held by Liberty, and 21,590,654 shares of Expedia common stock and 6,715,000 shares of Expedia Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Expedia Stockholders Agreement. Excludes 1,250 shares of Expedia common stock and options to purchase 20,833 shares of Expedia common stock received as a result of adjustments to compensatory equity-based awards in connection with the spin-off, in each case, held by Ms. Von Furstenberg, as to which Mr. Diller disclaims beneficial ownership.

(10)
Consists of 24,423,404 shares of Expedia Class B common stock held collectively by the BDTV Entities, 1,176,594 shares of Expedia Class B common stock held by Liberty and 6,715,000 shares of Expedia Class B common stock held by Universal, as to which Mr. Diller has general voting authority under the Expedia Stockholders Agreement.

(11)
Consists of 26,128 shares of Expedia common stock and options to purchase 831,250 shares of Expedia common stock received as a result of adjustments to compensatory equity-based awards in connection with the spin-off.

(12)
Consists of 52,848 shares of Expedia common stock and options to purchase 477,919 shares of Expedia common stock received as a result of adjustments to compensatory equity-based awards in connection with the spin-off.

THE REVERSE STOCK SPLIT PROPOSAL

        In connection with the spin-off proposal, IAC is asking its stockholders to approve, at IAC's annual stockholder meeting, a one-for-two reverse stock split of IAC common stock and IAC Class B common stock. If IAC's stockholders approve the reverse stock split proposal, IAC intends to effect the reverse stock split immediately prior to the spin-off by filing an amendment to its certificate of incorporation. The full text of the stock split proposal is set forth in Exhibit 1 to this Appendix E. IAC will only complete the reverse stock split if its stockholders approve the spin-off proposal and IAC determines to complete the spin-off. If IAC does effect the reverse stock split, IAC stockholders will receive cash in lieu of fractional shares.

        After giving effect to the reverse stock split, approximately half as many shares of IAC common stock and IAC Class B common stock will be outstanding as were outstanding immediately prior to the reverse stock split. Based on the capitalization of IAC as of [    ], 2005, after giving effect to the reverse stock split and the spin-off, the number of shares of IAC common stock and IAC Class B common stock that will be outstanding is estimated to be approximately [    ] and [    ], respectively. IAC securities that are convertible into IAC common stock will be proportionately adjusted in accordance with their terms to give effect to the reverse stock split.

THE CORPORATE OPPORTUNITY PROPOSAL

        In connection with the spin-off proposal, IAC is asking its stockholders to approve the corporate opportunity proposal at its annual meeting of stockholders. The corporate opportunity proposal contemplates an amendment to the IAC certificate of incorporation that would provide that no officer or director of IAC who is also an officer or director of Expedia will be liable to IAC or its stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Expedia instead of IAC, or does not communicate information regarding a corporate opportunity to IAC because the officer or director has directed the corporate opportunity to Expedia. This amendment will be effective only in the event that IAC completes the spin-off. The full text of the corporate opportunity proposal is set forth in Exhibit 1 to this Appendix E.

        If IAC's stockholders approve the spin-off proposal and the corporate opportunity proposal and if IAC proceeds with the spin-off, the Expedia certificate of incorporation will include a reciprocal corporate opportunity provision.

        IAC believes that this provision is the practical solution to a situation in which Mr. Diller is the controlling stockholder and senior executive of each of IAC and Expedia, in view of the fact that IAC has in the past made, and each of IAC and Expedia may in the future make, significant acquisitions and investments. IAC believes that Mr. Diller and other persons who serve as officers or directors of each of IAC and Expedia should not be inhibited in making decisions with respect to the allocation of potential new business opportunities because of possible risks of litigation or potential liability. While IAC considered the possibility of seeking to identify specific areas of opportunity for each of IAC and Expedia, in light of the dynamic nature of the businesses of each company and the historical development of IAC's businesses over time, IAC believed that such an approach was not practical and could adversely affect the companies' future flexibility. In light of the foregoing, the IAC board of directors has determined that the corporate opportunity proposal is in the best interests of IAC and all of its stockholders.

Exhibit 1 to Appendix E

PROPOSED AMENDMENTS TO IAC CERTIFICATE OF INCORPORATION

[TO COME]

Exhibit 2 to Appendix E

EXPEDIA, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined financial statements of Expedia were derived from the application of pro forma adjustments to Expedia's combined historical financial statements and give effect to the terms of the spin-off and separation of Expedia from IAC in accordance with Article 11 of the Securities and Exchange Commission's Regulation S-X. The unaudited pro forma condensed combined statements of operations have been prepared as if the spin-off of Expedia and its separation from IAC had occurred as of January 1, 2004. The unaudited pro forma condensed combined balance sheet as of March 31, 2005 has been prepared as if the spin-off of Expedia and its separation from IAC had occurred as of March 31, 2005. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2005 has been derived from the unaudited historical combined statement of operations of Expedia for the three months ended March 31, 2005. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2004 has been derived from the audited historical combined statement of operations of Expedia for the year ended December 31, 2004. The unaudited pro forma condensed combined balance sheet as of March 31, 2005 has been derived from the unaudited historical combined balance sheet of Expedia as of March 31, 2005.

        The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have been achieved if the spin-off and separation of Expedia from IAC had occurred on January 1, 2004, nor is it indicative of the financial position or operating results that may be achieved in the future. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this proxy statement/prospectus as set forth in the notes to the unaudited pro forma condensed combined financial statements.

        These unaudited pro forma condensed combined financial statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Expedia" in this Appendix E and Expedia's historical combined financial statements and related notes thereto, included in this Appendix E.

EXPEDIA, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	Condensed March 31, 2005	Pro Forma Adjustments	Notes	Pro Forma Condensed March 31, 2005
	(In thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$308,911	$(91,000)	(1)	$217,911
Receivables from IAC and subsidiaries	2,214,889	(2,214,889)	(1)	—
Other current assets	335,032	—		335,032

Total current assets	2,858,832	(2,305,889)		552,943
Goodwill	5,846,107	59,089	(1)	5,905,196
Intangible assets, net	1,282,748	—		1,282,748
Other non-current assets	119,754	—		119,754

TOTAL ASSETS	$10,107,441	$(2,246,800)		$7,860,641

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current liabilities	$1,425,267	$—		$1,425,267
Other long-term liabilities	49,501	—		49,501
Deferred income taxes	344,060	—		344,060
Minority interest	74,699	—		74,699
SHAREHOLDERS' EQUITY
Invested capital	8,215,540	(5,968,740)	(1)	—
		(91,000)	(1)
		(2,214,889)	(1)
		59,089	(1)
Common stock $.001 par value	—	315	(2)	315
Class B common stock $.001 par value	—	32	(2)	32
Additional paid-in capital	—	5,548,017	(1)	5,548,017
Retained earnings	—	420,376	(1)	420,376
Accumulated other comprehensive income	(1,626)	—		(1,626)

Total shareholders' equity	8,213,914	(2,246,800)		5,967,114

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$10,107,441	$(2,246,800)		$7,860,641

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

 EXPEDIA, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Three Months Ended March 31, 2005

	Condensed Three Months Ended March 31, 2005	Pro Forma Adjustments	Notes	Pro Forma Condensed Three Months Ended March 31, 2005
	(In thousands, except per share amounts)
Service revenue	$485,046	$—		$485,046
Cost of sales	106,655	—		106,655

Gross profit	378,391	—		378,391
Selling and marketing expense	167,145	—		167,145
General and administrative expense	66,032	1,978	(4)	68,010
Amortization of non-cash distribution and marketing expense	432	—		432
Amortization of non-cash compensation expense	38,300	2,238	(3)	40,538
Amortization of intangibles	31,665	—		31,665
Depreciation expense	8,492	—		8,492

Operating income	66,325	(4,216)		62,109
Other income (expense):
Interest income	9,799	(8,165)	(5)	1,634
Interest expense	—	(1,863)	(6)	(1,863)
Equity in losses of unconsolidated subsidiaries and other	1,034	—		1,034

Total other income, net	10,833	(10,028)		805

Earnings from continuing operations before income taxes and minority interest	77,158	(14,244)		62,914
Income tax expense	(29,385)	5,270	(7)	(24,115)
Minority interest in losses of consolidated subsidiaries	256	—		256

Earnings from continuing operations	$48,029	$(8,974)		$39,055

Earnings per share:(8)
Basic earnings per share from continuing operations				$0.11
Diluted earnings per share from continuing operations				$0.11

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

 EXPEDIA, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2004

	Condensed Year Ended December 31, 2004	Pro Forma Adjustments	Notes	Pro Forma Condensed Year Ended December 31, 2004
	(In thousands, except per share amounts)
Service revenue	$1,843,013	$—		$1,843,013
Cost of sales	412,701	—		412,701

Gross profit	1,430,312	—		1,430,312
Selling and marketing expense	608,618	—		608,618
General and administrative expense	236,439	6,612	(4)	243,051
Amortization of non-cash distribution and marketing expense	16,728	—		16,728
Amortization of non-cash compensation expense	171,400	11,023	(3)	182,423
Amortization of intangibles	125,091	—		125,091
Depreciation expense	31,563	—		31,563

Operating income	240,473	(17,635)		222,838
Other income (expense):
Interest income	38,775	(34,417)	(5)	4,358
Interest expense	(453)	(6,997)	(6)	(7,450)
Equity in losses of unconsolidated subsidiaries and other	(9,252)	—		(9,252)

Total other income, net	29,070	(41,414)		(12,344)

Earnings from continuing operations before income taxes and minority interest	269,543	(59,049)		210,494
Income tax expense	(106,371)	21,848	(7)	(84,523)
Minority interest in losses of consolidated subsidiaries	301	—		301

Earnings from continuing operations	$163,473	$(37,201)		$126,272

Earnings per share:(8)
Basic earnings per share from continuing operations				$0.36
Diluted earnings per share from continuing operations				$0.34

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

EXPEDIA, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

(1)
To reflect the transfer to Expedia by IAC of the net assets comprising the Expedia businesses after giving effect to the terms related to its spin-off and separation from IAC and the accounting treatment related thereto.

  The principal adjustment to the net assets of Expedia due to the terms of the spin-off is the decrease to cash and cash equivalents to $100 million, excluding the cash and cash equivalents held by eLong. The principal adjustment related to the accounting treatment of the spin-off is adjusting the recorded value of goodwill to reflect the removal of TV Travel Shop and Interval International from the IAC Travel reporting unit pursuant to SFAS 144.

  Assuming the proposed Ask Jeeves merger is completed prior to the spin-off, Expedia will be contractually obligated to issue up to 4.3 million shares of Expedia common stock to the holders of the Ask Jeeves convertible subordinated notes upon the conversion thereof. Because this arrangement is not based solely on Expedia's common stock, this obligation represents a derivative that will be maintained at fair value each reporting period after the spin-off with any changes in value reflected in the statement of operations. The estimated fair value of this liability as of April 1, 2005, assuming an equal split of the value of IAC common stock between Expedia and IAC, is approximately $95.2 million.

  In connection with prior transactions, including, among others, the acquisition of Ticketmaster, Hotels.com, Expedia.com and Hotwire.com, IAC assumed a number of warrants that were adjusted to become exerciseable for IAC common stock. Following the spin-off, IAC will remain the contractually obligated party with respect to these warrants and each warrant will represent the right to receive upon exercise by the holders thereof that number of shares of IAC common stock and Expedia common stock that the warrant holder would have received had the holder exercised the warrant immediately prior to the spin-off. Under the separation agreement, Expedia will contractually assume the obligation to deliver Expedia common stock to these warrant holders upon exercise.

  This contractual obligation of Expedia to issue Expedia common stock upon the exercise of these warrants will create a liability in the form of a derivative that will be maintained at fair value on a quarterly basis each reporting period after the spin-off with any changes in value reflected in the statement of operations. This liability has not been reflected in these pro forma financial statements.

(2)
To reflect the exchange of each 1/100 of a share of IAC Series 1 Mandatory Exchangeable Preferred Stock into one share of Expedia $0.001 par value common stock immediately following the reclassification and of each 1/100 of a share of IAC Series 2 Mandatory Exchangeable Preferred Stock into one share of Expedia $0.001 par value Class B common stock immediately following the reclassification.

  Assuming the proposed Ask Jeeves merger is completed prior to the spin-off, approximately 11.0 million additional shares of Expedia $0.001 par value common stock would have been issued after giving effect to the treasury stock repurchases made by IAC to offset a portion of the dilution associated with the proposed Ask Jeeves acquisition.

  In connection with the spin-off, each share of IAC Series A preferred stock will represent the right to receive, at the holder's election: (1) $50.00 in cash per share, plus accrued and unpaid dividends, (2) the IAC common stock and Expedia common stock that a holder of IAC Series A preferred stock would have received had the holder converted its Series A preferred stock into IAC common stock immediately prior to the spin-off or (3) one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock, each of which will mirror in all material respects the terms of the current IAC Series A preferred stock, as adjusted to reflect the spin-off and the one-for-two reverse stock split.

  The treatment of holders who have not made an affirmative election by the established deadline will depend on the elections of other holders. If holders of more than 50% of the outstanding shares elect to have their shares redeemed for cash, then non-electing holders will be deemed to have elected to receive cash. If holders of more than 50% of the outstanding shares do not elect to have their shares redeemed for cash, then non-electing holders will be deemed to have elected to receive one share of IAC Series B preferred stock and one share of Expedia Series A preferred stock.

  If holders of less than 85% of the outstanding shares of IAC Series A preferred stock elect to have their shares redeemed for cash, then IAC will reimburse Expedia an amount in cash equal to the redemption price per share of Expedia Series A preferred stock for each share of Expedia Series A preferred stock that Expedia redeems following the spin-off. In such case, IAC would establish a liability in its accounting for the spin-off for the fair value of the liability associated with its obligation to settle this amount.

(3)
To reflect the additional non-cash compensation expense due to the modification of stock-based compensation awards due to the spin-off. The additional expense relates to the impact of modifications of unvested stock options due to the spin-off. These modifications are accounted for pursuant to SFAS 123 which requires the recognition of additional expense that arises due to the increase in the estimated fair value of these options due to the modifications. This amount excludes the one-time impact of $7.8 million, pre-tax, due to the modification of vested stock options that remain unexercised at the date of the spin-off. Since this expense of $7.8 million is non-recurring, it has not been included as a pro forma adjustment.

(4)
To reflect the estimated increase in expenses that Expedia expects to incur on a stand-alone basis after its separation from IAC. These expenses include the costs related to services previously obtained from IAC such as treasury and tax as well as the additional costs associated with being a publicly traded company. In addition, Expedia will incur certain costs associated with its Chairman.

  One-time expenses related to Expedia's spin-off from IAC are expected to total $3.0 million, pre-tax, in 2005, excluding the one-time impact of the modification of vested stock options referred to in Note (3) above. Since these expenses are non-recurring, they have not been included as a pro forma adjustment.

(5)
To reflect the elimination of intercompany interest income allocated by IAC to Expedia except for the amount associated with the $100 million of cash and cash equivalents, excluding the cash and cash equivalents held by eLong, that will be left with Expedia by IAC pursuant to the terms of the spin-off.

(6)
To reflect the costs associated with the $1 billion, five year revolving credit facility that Expedia expects to have in place at the time the spin-off is effective. The one-time cost to put the credit facility in place, which is expected to be $3.0 million, will be capitalized and amortized to expense over its five-year life, or $0.6 million per year. The annual fee to maintain the line if unused is expected to be $1.0 million. For purposes of these pro forma financial statements, it is assumed that approximately $125 million of the line is used to cover letters of credit at a cost of 0.4%, or $0.5 million, and that there is an average balance outstanding during the year of $150 million at an assumed interest rate of 3.75%, or a cost of $5.6 million on an annual basis.

(7)
To reflect the tax effect of the pro forma adjustments at an assumed effective tax rate of 37.0%.

(8)
Pro forma earnings per share is calculated as follows:

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
Earnings from continuing operations	$39,055	$126,272
Basic shares outstanding—weighted average shares	349,251	347,989
Other dilutive securities including stock options, warrants, and restricted stock and share units	18,074	22,270

Diluted shares outstanding—weighted average shares	367,325	370,259

Earnings per share:
Basic earnings per share from continuing operations	$0.11	$0.36
Diluted earnings per share from continuing operations	$0.11	$0.34

  Assuming the proposed Ask Jeeves merger is completed prior to the spin-off, pro forma earnings per share would be:

Earnings from continuing operations	$39,055	$126,272
Basic shares outstanding—weighted average shares	360,233	358,811
Other dilutive securities including stock options, warrants, and restricted stock and share units	23,556	27,649

Diluted shares outstanding—weighted average shares	383,789	386,460

Earnings per share:
Basic earnings per share from continuing operations	$0.11	$0.35
Diluted earnings per share from continuing operations	$0.10	$0.33

Exhibit 3 to Appendix E

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Expedia, Inc.

        We have audited the accompanying combined balance sheets of Expedia, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related combined statements of operations, invested equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 21(b) of Form S-4. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Expedia, Inc. and subsidiaries as of December 31, 2004 and 2003, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

        As discussed in Note 4 to the combined financial statements, on January 1, 2002, Expedia, Inc adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets."

/s/ Ernst & Young LLP

New York, New York
April 18, 2005

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2004	2003	2002
	(In thousands)
Service revenue	$1,843,013	$2,339,813	$1,499,075
Cost of sales	412,701	1,199,414	836,320

Gross profit	1,430,312	1,140,399	662,755
Selling and marketing expense	608,618	416,492	230,713
General and administrative expense	236,439	227,315	136,330
Amortization of non-cash distribution and marketing expense	16,728	41,974	32,680
Amortization of non-cash compensation expense	171,400	95,781	5,632
Amortization of intangibles	125,091	76,073	42,909
Depreciation expense	31,563	27,582	18,439
Merger costs	—	11,664	2,282

Operating income	240,473	243,518	193,770
Other income (expense):
Interest income	38,775	22,614	15,075
Interest expense	(453)	(2,905)	—
Equity in (losses) income of unconsolidated affiliates and other	(9,252)	(7,729)	571

Total other income, net	29,070	11,980	15,646

Earnings before income taxes and minority interest	269,543	255,498	209,416
Income tax expense	(106,371)	(97,202)	(82,579)
Minority interest in loss (income) of consolidated subsidiaries	301	(46,889)	(50,124)

Net income	$163,473	$111,407	$76,713

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$154,957	$188,639
Restricted cash and cash equivalents	600	22,945
Marketable securities	1,000	693,320
Accounts and notes receivable, net of allowance of $2,338 and $3,231, respectively	143,905	128,888
Receivables from IAC and subsidiaries	1,874,745	591,583
Deferred income taxes	8,696	1,417
Other current assets	61,954	53,370

Total current assets	2,245,857	1,680,162
Goodwill	5,790,111	5,650,322
Intangible assets, net	1,279,361	1,323,026
Long-term investments and other	140,432	26,142
Property, plant and equipment, net	81,426	75,618

TOTAL ASSETS	$9,537,187	$8,755,270

LIABILITIES AND INVESTED EQUITY
CURRENT LIABILITIES:
Accounts payable, trade	$528,405	$433,753
Deferred merchant bookings	361,199	218,822
Deferred revenue	5,353	95,134
Income tax payable	421	7,446
Other current liabilities	86,801	70,169

Total current liabilities	982,179	825,324
Other long-term liabilities	50,248	3,321
Deferred income taxes	333,696	372,324
Minority interest	18,435	—
INVESTED EQUITY:
Invested capital	8,118,961	7,558,328
Accumulated other comprehensive income (loss)	33,668	(4,027)

Total invested equity	8,152,629	7,554,301

TOTAL LIABILITIES AND INVESTED EQUITY	$9,537,187	$8,755,270

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF INVESTED EQUITY

	Total	Invested Capital	Accum. Other Comp. Income (Loss)
	(In thousands)
Balance as of December 31, 2001	$225,890	$225,891	$(1)
Comprehensive income:
Net income for the year ended December 31, 2002	76,713	76,713	—
Increase in unrealized gains in available for sale securities	2,963	—	2,963
Foreign currency translation	197	—	197

Total comprehensive income	79,873
Net transfers from IAC	1,749,993	1,749,993	—

Balance as of December 31, 2002	$2,055,756	$2,052,597	$3,159
Comprehensive income:
Net income for the year ended December 31, 2003	111,407	111,407	—
Decrease in unrealized gains in available for sale securities	(3,861)	—	(3,861)
Net loss on derivative contracts	(120)	—	(120)
Foreign currency translation	(3,205)	—	(3,205)

Total comprehensive income	104,221
Net transfers from IAC	5,394,324	5,394,324	—

Balance as of December 31, 2003	$7,554,301	$7,558,328	$(4,027)
Comprehensive income:
Net income for the year ended December 31, 2004	163,473	163,473	—
Increase in unrealized gains in available for sale securities	28,079	—	28,079
Net gain on derivative contracts	179	—	179
Foreign currency translation	9,437	—	9,437

Total comprehensive income	201,168
Net transfers from IAC	397,160	397,160	—

Balance as of December 31, 2004	$8,152,629	$8,118,961	$33,668

        Accumulated other comprehensive income is comprised of unrealized gains (losses) on available for sale securities of $27,180, $(899), and $2,962 at December 31, 2004, 2003, and 2002, respectively, foreign currency translation adjustments of $6,429, $(3,008), and $197 at December 31, 2004, 2003 and 2002, respectively, and net gains (losses) from derivatives contracts of $59 and $(120) at December 31, 2004 and 2003, respectively.

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Cash flows from operating activities:
Net income	$163,473	$111,407	$76,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,654	103,655	61,348
Amortization of non-cash distribution and marketing expense	16,728	41,974	32,680
Amortization of non-cash compensation expense	171,400	95,781	5,632
Amortization of deferred financing costs	161	2,392	1,026
Deferred income taxes	(5,295)	774	(6,315)
Equity in (income) losses of unconsolidated affiliates	(175)	(9)	637
Minority interest	(301)	46,889	50,124
Changes in assets and liabilities:
Accounts and notes receivable	10,904	(52,007)	(15,353)
Prepaids and other assets	3,038	(23,043)	16,907
Accounts payable and accrued liabilities	225,679	221,550	169,066
Deferred revenue	(2,463)	13,981	38,419
Deferred merchant bookings	54,872	69,474	15,957
Other, net	8,178	11,205	4,059

Net cash provided by operating activities	802,853	644,023	450,900

Cash flows provided by (used in) investing activities:
Acquisitions, net of cash acquired	(261,390)	(704,885)	211,198
Capital expenditures	(53,407)	(46,183)	(46,504)
Purchase of marketable securities	(5,015)	(1,259,388)	(892,547)
Proceeds from sale of marketable securities	722,646	1,329,408	273,711
(Increase) decrease in long-term investments and notes receivable	(62,441)	9,960	55,786
Other, net	(85)	(32,093)	(4,036)

Net cash provided by (used in) investing activities	340,308	(703,181)	(402,392)

Cash flows (used in) provided by financing activities:
Transfers (to) from IAC	(1,168,907)	80,325	20,610
Principal payments on long-term obligations	(2,860)	—	—
Purchase of treasury stock	—	(98,492)	—
Proceeds from sale of subsidiary stock, including stock options	—	57,358	108,655
Other, net	8,692	(1,216)	(8,986)

Net cash (used in) provided by financing activities	(1,163,075)	37,975	120,279
Effect of exchange rate changes on cash and cash equivalents	(13,768)	(3,232)	(2)

Net (decrease) increase in cash and cash equivalents	(33,682)	(24,415)	168,785
Cash and cash equivalents at beginning of period	188,639	213,054	44,269

Cash and cash equivalents at end of period	$154,957	$188,639	$213,054

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On December 21, 2004, IAC/InterActiveCorp ("IAC") announced its plan to separate into two independent public companies in order to better achieve certain strategic objectives of its various businesses. In these combined financial statements, we refer to this transaction as the "Spin-Off" and to the new company that will hold the travel and travel-related businesses of IAC as "Expedia" or the "Company." Following the completion of the Spin-Off, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor (collectively, the "Expedia Businesses").

Basis Of Presentation

        In connection with the Spin-Off, Expedia was incorporated as a Delaware corporation in April 2005. Expedia currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the Spin-Off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Following the completion of the Spin-Off, Expedia will consist of the Expedia Businesses.

        The Combined Historical Financial Statements of Expedia and its subsidiaries assume (i) the contribution or other transfer of all of the subsidiaries and assets relating to the Expedia Businesses to Expedia, (ii) the assumption by Expedia or one of its subsidiaries of all of the liabilities relating to the Expedia Businesses and (iii) the allocation to Expedia of certain IAC corporate expenses relating to the Expedia Businesses for certain periods, certain of which will occur in connection with the Spin-Off and certain of which are governed by the terms of the separation agreement that Expedia will enter into with IAC in connection with the Spin-off. For a description of the separation agreement, as well as other agreements that Expedia will enter into with IAC in connection with the Spin-Off, see Note 11.

        Accordingly, the Combined Historical Financial Statements of Expedia reflect the historical financial position, results of operations and cash flows of the Expedia Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Expedia Businesses with the exception of accounting for income taxes, which for purposes of these financial statements have been computed for Expedia on a separate tax return basis (see Note 6). These financial statements are prepared on a combined, rather than a consolidated, basis because no direct ownership relationship existed among any or all the various businesses comprising the Company. Significant intercompany transactions and accounts have been eliminated. In order to reflect the legal form of IAC's and its subsidiaries ownership of the Expedia Businesses, these combined financial statements present IAC's and its subsidiaries net investment in the Company as invested equity in lieu of stockholders' equity.

        Expedia's management believes that the assumptions underlying the Combined Historical Financial Statements of Expedia are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of Expedia, nor does it reflect what the historical financial position, results of operations and cash flows of Expedia would have been had Expedia been a stand-alone company during the periods presented. For example, the Combined Historical Financial Statements of Expedia do not assume the completion of certain aspects of the Spin-Off.

        The Combined Historical Financial Statements of Expedia include allocations by IAC to Expedia of certain IAC corporate expenses relating to the Expedia Businesses from their respective dates of acquisition by IAC. General allocable corporate overhead has been allocated based on the ratio of

Expedia's revenue as a percentage of IAC's total revenue. General allocated corporate overhead, which primarily includes expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit, amounted to approximately $7.5 million and $2.0 million in 2004 and 2003, respectively. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management of the Company, the allocation method is reasonable. Following the completion of the Spin-Off, the Company will perform these functions using its own resources or purchased services.

        The calculations of Expedia's income taxes (on a combined basis for all of the Expedia Businesses) are on an as if stand-alone, separate tax return basis. These calculations reflect what Expedia's estimated historical income taxes would have been had Expedia been a stand-alone company during the periods presented. Exepdia has been a member of the IAC consolidated federal and state tax returns since August 2003 and has filed in certain states with IAC on a combined or unitary basis since 2002. In all periods presented, current and deferred tax expense has been computed for Expedia on an as if separate tax return basis. IAC reimburses Expedia for its net operating losses and tax credits that are utilized in the IAC consolidated tax returns. These calculations do not necessarily reflect what Expedia's future income taxes will be, nor do they reflect tax strategies that Expedia would have followed or will follow on an as if stand-alone entity basis, given that its tax position was being managed by IAC for the benefit of IAC on a consolidated basis. The respective rights, responsibilities and obligations of Expedia and IAC after the Spin-Off with respect to taxes for the periods ending on or before the Spin-Off will be governed by a tax sharing agreement.

Portfolio of Brands and Businesses

        Expedia is among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of travel brands and businesses, including Expedia.com, Hotels.com, Hotwire.com, WWTE, Classic Custom Vacations, Expedia!fun, Expedia Corporate Travel and TripAdvisor.

        Expedia.com makes a large variety of travel products and services available directly to consumers through its U.S.-based website, www.expedia.com, as well as through localized versions of its website in Canada, France, Germany, Italy, the Netherlands, and the United Kingdom, many of which are leading online travel service companies in their respective country. Through Expedia.com, Expedia also operates www.anyway.com, a leading online travel company in France. Expedia.com-branded websites also serve as the travel channel on MSN.com, Microsoft's online services network in the United States, as well as certain international MSN sites. Expedia.com-branded websites target many different types of consumers, from families booking a summer vacation to individual travelers arranging a quick weekend getaway. Consumers can search for, compare information about (including pricing and availability) and book travel products and services on Expedia.com-branded websites, including airline tickets, lodging, car rentals, cruises and many destination services, such as attractions and tours, from a large number of suppliers, on a stand-alone and package basis.

        Hotels.com makes available a large variety of lodging options to customers, who can plan, shop for and book lodging accommodations, from traditional hotels to vacation rentals, at over 15,000 properties worldwide. Hotels.com seeks to provide customers with premium content through its U.S.-based website, www.hotels.com (as well as localized versions in the Americas, Europe, Asia-Pacific and South Africa), its vacation rentals website at www.vacationspot.com and its toll-free call centers. Hotels.com is pursuing a strategy focused on differentiating its service offerings by positioning itself as a hotel expert with premium content about lodging properties, while simultaneously moving away from its historical focus solely on discount pricing.

        Hotwire.com is a leading discount travel website that makes available airline tickets, hotel rooms, rental cars, cruises and vacation packages. Hotwire's opaque approach matches the needs of two groups: price sensitive consumers willing to be flexible to save money and suppliers who have excess seats, rooms and cars they wish to fill without affecting the public's perception of their brands. Hotwire customers enjoy significant discounts by electing to book travel services "opaquely," without knowing certain itinerary details such as brand, time of departure and exact hotel location, while suppliers create value from excess inventory without diluting their core brand-loyal customer base. Hotwire works with many domestic and international airlines, including the U.S. full-service major network airlines, top hotels in hundreds of cities and resort destinations in the U.S., Europe, Canada, Mexico and the Caribbean and major car rental companies nationwide.

        WWTE, is one of Expedia's private label programs which makes travel products and services available to consumers through third party company-branded websites via Expedia's industry leading technology platform. The private label program, which is a low risk, cost-effective way for Expedia to enter new markets in the United States and abroad, enables Expedia to cover many more markets than is possible by setting up full-scale websites, which requires significant investment in technology and personnel. The products and services made available through WWTE websites are a subset of those made available on Expedia.com-branded websites. Expedia pays participants in the WWTE private label program on a revenue-share basis. Expedia also has a growing international private label business.

        Classic Customs Vacations, or CCV, makes premium custom Hawaiian, Mexican, Caribbean and European travel packages available principally to a network of travel agents throughout the United States. Travel agents shopping for premium custom vacation packages for their customers can obtain such packages through the CCV team of telesales professionals. Customers can preview these packages directly through CCV's websites, www.classiccustomvacations.com and www.classicvacations.com.

        Expedia!fun is a network of in-destination travel desks located at hotels and resorts in Florida, Hawaii and Mexico that offer travelers the opportunity to obtain tours, attractions, airport transfer services and other travel-related services. Expedia entered the destination services market through its acquisition of Activity World, a Hawaiian destination service provider, in 2004 and recently expanded its travel desk business with the 2005 acquisition of Premier Getaways, a destination service provider in Florida.

        Expedia Corporate Travel is a full-service travel management company that makes travel products and services available to corporate customers in the U.S. and in Europe. Expedia Corporate Travel is growing globally, and in 2004 established Expedia Corporate Travel Europe, which includes www.egencia.com and World Travel Management, which were acquired in March 2004 and August 2004 respectively. Expedia Corporate Travel provides, among other things, centralized booking tools for employees of its corporate customers, support of negotiated airfares and consolidated reporting aimed at small and mid-sized businesses. Expedia Corporate Travel charges corporate client companies sign-up and set-up fees, as well as transactional fees for making or changing bookings. In addition, Expedia Corporate Travel provides on-site agents to some corporate clients in order to support the related account.

        TripAdvisor is a comprehensive online travel search engine and directory that aggregates unbiased articles, guidebook reviews and user comments on cities, hotels and activities in a variety of given destinations from a number of online sources. In addition to travel-related information, TripAdvisor's destination-specific search results provide links to the websites of TripAdvisor's travel partners (travel service providers and marketers) through which consumers can make related travel arrangements.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

  Merchant Hotel

        Expedia.com, Hotels.com, Hotwire, WWTE and CCV all generate merchant hotel revenues. Merchant hotel revenues at Expedia.com, Hotels.com, WWTE and CCV are billed to customers at the time of booking and are included in deferred revenue/deferred merchant bookings until the customers' stay occurs, at which point revenues are recognized. Hotwire recognizes net revenue when the customer completes a transaction on its website since all transactions are nonrefundable and generally noncancelable and Hotwire has no significant post-delivery obligations. A reserve for chargebacks and cancellations is recorded at the time of the transaction based on historical experience.

        As a result of the integration of the Expedia.com and Hotels.com merchant hotel businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia businesses. As a result, beginning January 1, 2004, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia.com's historical practice. Revenue for 2003 and 2002 has not been reclassified and is not comparable to the results presented in 2004. Prior to 2004, Hotels.com presented merchant hotel revenue at the gross amount charged to its customers while Expedia.com presented merchant hotel revenue net of the amount paid to the hotel property for the room. There has been no impact to operating income from the change in reporting.

        The determination of gross versus net presentation is based principally on each company's consideration of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," including the weighing of the relevant qualitative factors regarding the companies' status as the primary obligor, and the extent of their pricing latitude and inventory risk. The method of merchant revenue presentation by the companies does not impact operating profit, net income, or cash flows, but rather revenues and cost of sales.

        The principal factor in determining gross versus net presentation by each company was the consideration of their relationship with the customer as the primary obligor. Each of the companies provides extensive customer service and support for its customers. Effective January 1, 2004, both Expedia.com and Hotels.com believe that the supplier hotel is principally liable to its merchant hotel customers in all situations where the customer does not receive hotel services booked through Expedia.com or Hotels.com, namely in the event that merchant hotel products and services made available by Expedia.com or Hotels.com are unavailable, or that the room, or the hotel itself, does not have the amenities or is not of the general caliber described in the promotional materials. Each company provides customer service support to help resolve issues, even though such customer support could typically involve issues for which neither company is principally liable.

        In the case of its merchant hotel business, Expedia generally has certain latitude to establish and change prices charged to customers, but does not typically assume inventory risk.

        Each company generally contracts in advance with hotels and other lodging properties at negotiated discount prices. Historically, Hotels.com contracts specifically identified the number of rooms and the negotiated discount prices of the rooms to which Hotels.com would have access over the terms of the contracts, which generally range from 1 to 3 years, while Expedia.com contracts were not specific with respect to the number of rooms and the rates of the rooms to which Expedia.com would have access over the terms of the contracts. The two companies began primarily using a combined agreement in 2004, which is a blend of the two agreements. Unbooked hotel room allotments may be returned by each company with no obligation to the hotel properties within a period specified in each contract. Each company bears the risk of loss for all rooms cancelled by a customer subsequent to the cutoff period. However, each company has mitigated its risk of loss, principally by charging its customers a cancellation fee, and to date, losses have been insignificant.

        Due to the difference in revenue recognition in the periods prior to January 1, 2004, Hotels.com and Expedia.com classified credit card merchant fees, call center and data center costs differently in the prior periods. Based on Hotels.com gross revenue presentation, its "costs of goods sold" included the cost of the room. Credit card merchant fees, call center and data center costs support, but are not a component of, the cost of sales, and thus were treated as operating expenses below gross profit. Based on Expedia.com's net revenue presentation, credit card merchant fees, call center and data center costs, sales commissions and fees paid to fulfillment vendors for issuing airline tickets and related customer services are treated as cost of sales. Effective January 1, 2004, these costs at Hotels.com are being recorded consistently with those of Expedia.com.

  Merchant Air

        Expedia.com, WWTE and CCV generate revenue from merchant air transactions, whereby it is the merchant of record that determines the ticket price. The cost of the airline ticket is transmitted by each company to the airlines via the Airlines Reporting Corporation, an industry-administered clearinghouse, within a week after the customer completes the transaction. Cash paid by the customer at the time of the reservation is recorded as deferred merchant bookings until the flight occurs and the cost of the airline ticket is included in prepaid merchant bookings. When the flight occurs, the difference between the deferred merchant bookings and the prepaid merchant bookings is recorded as revenue on a net basis.

        Hotwire generates revenue from merchant air transactions as well. Net revenues are recognized when the customer completes a transaction on its website since all transactions are nonrefundable and generally noncancelable and Hotwire has no significant post-delivery obligations. A reserve for chargebacks and cancellations is recorded at the time of the transaction based on historical experience.

  Agency Hotel, Air, Car and Cruise

        Agency revenues are derived from airline ticket transactions, certain hotel transactions as well as cruise and car rental reservations. Airline ticket transactions of Expedia.com comprise a substantial portion of these revenues and represent both commissions and fees related to the booking of airline tickets. Airline ticket commissions are determined by individual airlines and are billed and collected through the Airlines Reporting Corporation. Fees from the booking of airline tickets also include (i) performance based revenues from Expedia.com's global distribution partners, (ii) Express Fee revenues where Expedia.com charges customers for processing and delivering a paper ticket via express mail if the customer chooses not to have an electronic ticket or an electronic ticket is not available, (iii) since December 2002 service fees on certain tickets and (iv) corporate transaction service fees for providing travel booking services to its corporate customers. In addition, certain contracts with suppliers contain override commissions typically related to achieving performance targets.

        Agency revenues are recognized on air transactions when the reservation is made and secured by a credit card. A cancellation allowance is recognized on these revenues based on historical experience. Expedia.com and Hotels.com recognize agency revenues on hotel reservations, and Expedia.com cruise and car rental reservations, either on an accrual basis for payments from a commission clearinghouse or on receipt of commissions from an individual supplier. Override commissions are recognized at the end of each period based upon the company's attainment of a certain target level. Agency revenues are presented on a net basis.

  Click-Through Fees

        TripAdvisor's revenue is generated from click-through fees charged to its travel partners for consumer leads sent to the travel partner's websites. Revenue is recognized as the click-throughs are made to the related travel partner's website.

  Other

        Revenues from all other sources are recognized either upon delivery or when the service is provided.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and short-term investments. Short-term investments consist primarily of U.S. Treasury Securities, U.S. Government agencies and certificates of deposit with original maturities of less than 91 days.

Restricted Cash

        Restricted cash is primarily used to collateralize outstanding letters of credit and outstanding currency swap agreements. The letters of credit are extended to certain hotel properties to secure payment for the potential purchase of hotel rooms. There have been no claims made against any letters of credit. The currency swap agreements are entered into in order to protect against reductions in value and the volatility of future cash flows caused by changes in currency exchange rates.

Marketable Securities

        The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The Company invests in certain marketable securities, which consist primarily of short to intermediate-term fixed income securities issued by U.S. government agencies and municipalities. The Company only invests in marketable securities with active secondary or resale markets to ensure portfolio liquidity and the ability to readily convert investments into cash to fund current operations, or satisfy other cash requirements as needed. The Company also invests in certain auction rate preferred equity and debt securities that have been classified as marketable securities in the accompanying combined balance sheets. All marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of tax, included in accumulated other comprehensive income (loss) as a separate component of invested equity. The specific-identification method is used to determine the cost of all securities and the basis by which amounts are reclassified from accumulated other comprehensive income into earnings.

        The fair value of the investments is based on the quoted market price of the securities at the balance sheet dates. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company employs a systematic methodology that considers available evidence in evaluating potential impairment of its investments. In the event that the cost of an investment exceeds its fair value, the Company evaluates, among other factors, the duration and extent to which the fair value is less than cost; the financial condition and near-term prospects of the issuer, including industry and sector performance, changes in technology, and operational and financing cash flow factors; and the Company's intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. There were no impairment charges recorded during 2004, 2003 and 2002. See Note 15 for further discussion.

Accounts Receivable

        Accounts receivable are generally due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the specific customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property, Plant and Equipment

        Property, plant and equipment, including capitalized website development and significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation and amortization is provided for on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation/ Amortization Period
Computer equipment (including capitalized website development)	1 to 5 Years
Leasehold improvements	5 to 7 Years
Furniture and other equipment	3 to 7 Years

Goodwill and Indefinite-Lived Purchased Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill acquired in business combinations is assigned to reporting units that are expected to benefit from the synergies of the combination as of the acquisition date. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually at the beginning of the fourth quarter, or more frequently if events and circumstances indicate impairment may have occurred in accordance with SFAS No. 142. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, Expedia records an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of indefinite-lived purchased intangible assets be estimated and compared to the carrying value.

Expedia recognizes an impairment loss when the estimated fair value of the indefinite-lived purchased intangible assets is less than the carrying value.

Long-Lived Assets

        The Company's accounting policy regarding the assessment of the recoverability of the carrying value of long-lived assets, including property, plant and equipment and purchased intangible assets with finite lives, is to review the carrying value of the assets if the facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flows, the carrying value is reduced to its estimated fair value.

Equity Method Investments

        Investments in which the Company owns a 20%, but not in excess of 50%, interest and where it can exercise significant influence over the operations of the investee, are accounted for using the equity method. In addition, partnership interests are recorded using the equity method. All other investments are accounted for using the cost method. The Company periodically evaluates the recoverability of investments and recognizes losses if a decline in value is determined to be other-than-temporary.

Advertising

        Advertising costs are expensed in the period incurred (when the advertisement first runs for production costs that are initially capitalized) and principally represent offline costs, including television and radio advertising, and online advertising costs, including fees paid to search engines and distribution partners. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $417.3 million, $278.4 million and $170.0 million, respectively.

Income Taxes

        The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Foreign Currency Translation and Transaction Gains and Losses

        The financial position and operating results of all foreign operations are combined using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a separate component of invested equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the combined statements of operations.

Stock-Based Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure" ("SFAS 148"), which amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The Company adopted the expense recognition provision of SFAS 123 and is providing expense for stock-based compensation for grants made on and after January 1, 2003 on a prospective basis as provided by SFAS 148, and will continue to provide pro forma information in the notes to financial statements to provide the results as if all equity awards issued in prior years were being expensed. The Company will continue to account for stock-based compensation granted prior to January 1, 2003 in accordance with APB Opinion No. 25 "Accounting for Stock Issued to Employees." For restricted stock units issued, the value of the instrument is measured at the grant date at fair value and amortized ratably as non-cash compensation over the vesting term. For stock options issued since 2003, including unvested options assumed in acquisitions, the value of the options is measured at grant date (or acquisition date, if applicable) at fair value and amortized over the remaining vesting term.

        The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Years Ended December 31,
	2004	2003	2002
Net income	$163,473	$111,407	$76,713
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	106,785	55,563	2,277
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(106,785)	(74,636)	(23,231)

Pro forma net income	$163,473	$92,334	$55,759

        Pro forma information is determined as if the Company had accounted for its employee stock options granted subsequent to December 31, 1994 under the fair market value method. Stock-based employee compensation included in net income in 2002 and through the dates of IAC's acquisition of the public's minority interest in Hotels.com on June 23, 2003 and Expedia.com on August 8, 2003 relates almost entirely to equity instruments of Hotels.com and Expedia.com. Subsequent to the acquisitions of the public's minority interest in Hotels.com and Expedia.com in 2003, stock-based employee compensation included in net income relates entirely to equity instruments of IAC that were assumed in the buy-ins of Hotels.com and Expedia.com or were awarded to employees of Expedia. The fair value for the IAC options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004, and 2003: risk-free interest rates of 3.30% and 2.78%, respectively; a dividend yield of zero; a volatility factor of 43% and 50%, respectively, based on the expected market price of IAC common stock based on historical trends; and a weighted-average expected life of the options of five years. The fair value for the Hotels.com options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002: risk-free interest rates of 1.1% and 3.53%, respectively; a dividend yield of zero; a volatility factor of 72% and 64%, respectively, based on the expected market price of Hotels.com common stock based on historical trends; and a weighted-average expected life of the options of five years, respectively. The fair value for the Expedia.com options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003 and 2002: risk-free interest rates of 2.76% and 3.84%, respectively; a dividend yield of zero; a volatility factor of 50% and 55%, respectively, based on the expected market price of Expedia.com common stock based on historical trends; and a weighted-average expected life of the options of 4.5 years and 5 years, respectively. The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. See below under Recent Accounting Pronouncements for a discussion of FASB Statement No. 123(R), "Share-Based Payment," which was issued in December 2004.

Minority Interest

        Minority interest in 2004 primarily represents the portions of TripAdvisor's and Egencia's common stock that the Company does not own. Minority interest in 2003 and 2002 primarily represents the public's ownership of Hotels.com and Expedia.com until the dates of their respective buy-ins in June and August of 2003.

Accounting Estimates

        Management of the Company is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying combined financial statements include the sales return and other revenue allowances, allowance for doubtful accounts, recoverability of intangibles, including goodwill and other long-lived assets, carrying amount of long-term investments and various other operating allowances and accruals.

Certain Risks and Concentrations

        The Company's business is subject to certain risks and concentrations including dependence on relationships with travel suppliers, primarily airlines and hotels, dependence on third party technology providers, exposure to risks associated with online commerce security and credit card fraud. Expedia.com is highly dependent on its relationships with six major airlines in the U.S.: United, Delta, American, Continental, Northwest and US Airways. The Company also depends on global distribution system partners and third party service providers for processing certain fulfillment services.

        Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and marketable securities. Cash equivalents and marketable securities are of high-quality short to intermediate term agency securities, all of which are maintained with quality financial institutions of high credit. Cash and cash equivalents are maintained with financial institutions and are in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Derivative Instruments

        In the normal course of business, the Company employs established policies and procedures to manage its exposure to changes in foreign exchange rates using financial instruments deemed appropriate by management. As part of its risk management strategy, the Company uses derivative instruments, including cross currency swaps and forward contracts, to hedge certain foreign exchange exposures. The Company's objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative contracts used to hedge them, respectively, thereby reducing volatility of earnings and protecting fair values of assets and liabilities. Derivative positions are used only to manage underlying exposures of the Company. The Company does not use derivative financial instruments for speculative purposes. The Company formally designates and documents all of its hedging relationships as cash flow hedges and documents the objective and strategy for undertaking the hedge transactions. The Company applies hedge accounting based upon the criteria established by SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes all derivative instruments at fair value. Changes in the fair value (i.e., gains or losses) of the derivatives are recorded each period in the statement of operations or other comprehensive income (loss). For a derivative designated as a cash flow hedge, the gain or loss on the derivative is initially reported as a component of other comprehensive income (loss) and subsequently reclassified into the statement of operations when the hedged transaction affects earnings. See Note 5 for a full description of the Company's derivative financial instruments.

Recent Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 significantly changed the accounting for, and disclosure of, variable interest entities. Under FIN 46, a business enterprise that has a controlling financial interest in a variable interest entity would include the variable interest entity's assets, liabilities and results of operations in its consolidated financial statements. This Interpretation is different from what had been the general practice of consolidating only those entities in which an enterprise has a controlling voting interest. In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R") and delayed the required implementation date of FIN 46 for entities that are not special purpose entities until March 2004. The Company adopted FIN 46R as of March 31, 2004. The adoption of FIN 46 and FIN 46R did not have a material effect on the Company's financial position or results of operations.

        In March 2004, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. In September 2004, the FASB delayed the accounting provisions of EITF 03-1; however, the disclosure requirements remain effective for annual periods ending after December 15, 2003. The adoption of the disclosure provision of EITF 03-1 did not have any material effect on the Company's financial position, results of operations, or cash flows. The Company will evaluate the additional effect, if any, the remainder of EITF 03-1 will have on the combined financial statements once final guidance is issued.

EXPEDIA, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

        On December 16, 2004, the FASB issued FASB Statement No. 123(R), "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company is required to apply Statement 123(R) in the first quarter of 2006.

        The Company adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in FASB Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. Because Statement 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because the Company adopted Statement 123 using the prospective transition method (which applied only to awards granted, modified or settled after the adoption date), compensation cost for some previously granted awards that were not recognized under Statement 123 will be recognized under Statement 123(R). Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company does not believe the adoption of Statement 123(R) will have a material effect on its combined statement of operations. The Company is currently assessing the impact of this pronouncement on its combined statement of cash flows.

        In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Company's financial condition or results of operations.

NOTE 3: BUSINESS ACQUISITIONS

        The significant business acquisitions completed by IAC, either directly or through its subsidiaries, during the three years ended December 31, 2004 for which pro forma results are presented are described below. These investments have been included in the Company's historical combined financial statements and have been recorded as transfers from IAC within Invested Equity. See Note 4 for additional information on other acquisitions completed by IAC and/or the Company during the three years ended December 31, 2004.

Hotels.com Merger

        On June 23, 2003, IAC completed its acquisition of all of the outstanding shares of Hotels.com that it did not already own. Prior to the acquisition, IAC owned approximately 67% of the outstanding equity of Hotels.com. IAC issued approximately 44.3 million shares of IAC common stock to Hotels.com security holders based on an exchange ratio of 2.4 shares of IAC common stock for each share of Hotels.com common stock. IAC also assumed options to acquire 6.4 million shares of IAC common stock, warrants to acquire 1.2 million shares of IAC common stock and 0.3 million restricted share units in the merger, in each case, based on an exchange ratio of 2.4. The price used to value the Hotels.com securities was $26.174, which was the average of the closing prices of IAC common stock during the five consecutive trading days beginning two trading days prior to the announcement of the Hotels.com merger. The amount recorded as unearned compensation was the estimated impact of unvested stock options and warrants as of the merger date, at their fair value as of such date, and is being recognized as non-cash compensation over the vesting period. The purchase consideration and resulting allocation are as follows (in thousands):

Value of securities issued	$1,276,408
Less: fair value of unvested options and warrants to acquire IAC common stock recorded as unearned compensation	(97,100)

Net purchase price	1,179,308
Less: minority interest acquired	(357,000)
Add: deferred income taxes associated with the intangible asset step-up	80,600

Excess of the merger consideration over minority interest acquired, deferred taxes and deferred compensation	$902,908

        IAC obtained an independent valuation of the identifiable intangible assets acquired. This valuation identified $672.8 million of intangible assets other than goodwill. IAC recorded approximately 33% of this amount, or $219.6 million, representing the incremental ownership acquired in the transaction. The unallocated excess of merger consideration over minority interest acquired, deferred taxes and deferred compensation of $683.3 million was allocated to goodwill. The trade name was identified as an indefinite lived intangible and $115.7 million was allocated to this asset. Intangibles with definite lives included supply relationships ($63.4 million), affiliate agreements ($36.6 million), technology ($3.6 million) and customer lists ($0.3 million) and are being amortized over a weighted average period of 6.5 years. None of the amounts allocated to goodwill or intangible assets are tax deductible. IAC recorded no adjustments to the historical carrying value of assets and liabilities, other than to goodwill and intangible assets, as a result of the step-up in fair value.

Expedia.com 2003 Merger

        On August 8, 2003, IAC completed its acquisition of all of the outstanding shares of Expedia.com that it did not already own. Prior to the acquisition, IAC owned approximately 59% of the outstanding equity of Expedia.com. IAC issued approximately 100.8 million shares of IAC common stock to Expedia.com security holders based on an exchange ratio of 1.93875 shares of IAC common stock for each share of Expedia.com common stock. IAC also assumed options to acquire 36.9 million shares of IAC common stock, warrants to acquire 24.5 million shares of IAC common stock and 1.2 million restricted share units. The price used to value the Expedia.com securities was $26.47, which was the average of the closing prices of IAC common stock during the five consecutive trading days beginning two trading days prior to the announcement of the Expedia.com merger. The amount recorded as unearned compensation was the estimated impact of unvested stock options and warrants as of the merger date, at their fair value as of such date, and is being recognized as non-cash compensation over the vesting period. The purchase consideration and resulting allocation are as follows (in thousands):

Value of securities issued	$3,883,614
Less: fair value of unvested options and warrants to acquire IAC common stock recorded as unearned compensation	(314,214)

Net purchase price	3,569,400
Less: minority interest acquired	(326,700)
Add: deferred income taxes associated with the intangible asset step-up	293,300

Excess of the merger consideration over minority interest acquired, deferred taxes and deferred compensation	$3,536,000

        IAC obtained an independent valuation of the identifiable intangible assets acquired, in conjunction with the acquisition of a controlling interest in Expedia.com in 2002. IAC updated this valuation, which identified $2.0 billion of intangible assets other than goodwill. IAC recorded approximately 41% of this amount, or $799.1 million, representing the incremental ownership acquired in the transaction. The unallocated excess of merger consideration over minority interest acquired, deferred taxes and deferred compensation of $2.7 billion was allocated to goodwill. The trade name was identified as an indefinite lived intangible and $531.3 million was allocated to this asset. Intangibles with definite lives included affiliate agreements ($114.1 million), supply relationships ($67.3 million), technology ($78.8 million) and Expedia Corporate Travel customer relationships and customer lists ($7.5 million) and are being amortized over a weighted average period of 5 years. None of the amounts allocated to goodwill or intangible assets are tax deductible. IAC recorded no adjustments to the historical carrying value of assets and liabilities, other than to goodwill and intangible assets, as a result of the step-up in fair value.

        IAC acquired the remaining interests in Expedia.com and Hotels.com because (1) the acquisitions significantly simplified its corporate structure (which at the time was very complex with significant minority interests); (2) the acquisitions removed potential conflicts of interest between IAC shareholders and the minority public shareholders of Expedia.com and Hotels.com, and allowed these companies to work together more closely to achieve operating efficiencies; (3) IAC gained access to the acquirees' total cash flow; and (4) IAC believed that all of the companies had great growth prospects in their respective fields.

Expedia.com 2002 Transaction

        On February 4, 2002, IAC completed its acquisition of a controlling interest in Expedia.com through a merger of one of its subsidiaries with and into Expedia.com. Immediately following the merger, IAC owned all of the outstanding shares of Expedia.com Class B common stock, representing approximately 64.2% of Expedia.com's outstanding shares, and 94.9% of the voting interest in Expedia.com. On February 20, 2002, IAC acquired 1,873,630 shares of Expedia.com common stock, increasing its ownership to 64.6% of Expedia.com's then outstanding shares, with IAC's voting percentage remaining at 94.9%. In the merger, IAC issued to former holders of Expedia.com common stock who elected to receive IAC securities an aggregate of 20.6 million shares of IAC common stock, 13.1 million shares of $50 face value 1.99% cumulative convertible preferred stock of IAC and warrants to acquire 14.6 million shares of IAC common stock at an exercise price of $35.10.

        Pursuant to the terms of the transaction documents, Microsoft Corporation, which beneficially owned 33,722,710 shares of Expedia.com common stock, elected to exchange all of its Expedia.com common stock for IAC securities in the merger. Expedia.com shareholders who did not receive IAC securities in the transaction retained their Expedia.com shares and received for each Expedia.com share held 0.1920 of a new Expedia.com warrant.

        The aggregate purchase price, including transaction costs, was $1.5 billion.

        IAC obtained an independent valuation of the identifiable intangible assets acquired. This valuation identified $352.1 million of intangible assets other than goodwill. The unallocated excess of merger consideration over net assets acquired of $1.1 billion was allocated to goodwill. Intangibles with definite lives included supplier relationships, technology, distribution agreements and customer lists and are being amortized over a weighted average life of 4.75 years. None of the amounts allocated to goodwill or intangible assets are tax deductible.

Pro Forma Results

        The following unaudited pro forma condensed combined financial information for the years ended December 31, 2003 and 2002, is presented to show the results of the Company to give effect to IAC's acquisition of a controlling interest in Expedia.com completed on February 4, 2002, the merger of Hotels.com with a wholly-owned subsidiary of IAC completed on June 23, 2003 and the merger of Expedia.com with a wholly-owned subsidiary of IAC completed on August 8, 2003 as if the transactions had occurred at the beginning of the periods in which the transactions took place. The pro forma results include certain adjustments, including increased amortization related to intangible assets and compensation expense, and are not necessarily indicative of what the results would have been had the transactions actually occurred on the aforementioned dates.

	Years Ended December 31,
	2003	2002
	(In thousands)
Service revenue	$2,339,813	$1,534,562
Net income	96,987	(13,475)

NOTE 4: GOODWILL AND OTHER INTANGIBLE ASSETS

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." ("SFAS 142") In connection with the adoption of this standard, the Company has not amortized any goodwill or indefinite-lived intangible assets subsequent to January 1, 2002. Prior to the adoption, all intangible assets were amortized over the period during which the associated benefit was expected to be realized generally on a straight-line basis.

        Additionally, pursuant to SFAS 142, the Company assesses goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company performed its annual assessment for impairment of goodwill and indefinite-

lived intangible assets as of October 1, 2004 in connection with the preparation of its audited financial statements. Pursuant to this assessment, there was no material impairment recorded in 2004.

        The balance of goodwill and intangible assets is as follows (in thousands):

	December 31,
	2004	2003
Goodwill	$5,790,111	$5,650,322
Intangible assets with indefinite lives	895,446	862,538
Intangible assets with definite lives, net	383,915	460,488

	$7,069,472	$6,973,348

        In total, goodwill and other intangible assets increased $96.1 million as of December 31, 2004 as compared to the prior year. The increase is due primarily to the acquisition of TripAdvisor and the acquisition of Egencia, both of which occurred in April 2004. These additions were partially offset by deductions principally related to the income tax benefit realized pursuant to the exercise of stock options assumed in business acquisitions that were vested at the transaction date and are treated as a reduction in purchase price when the deductions are realized and the elimination of valuation allowances recorded against purchased net operating losses.

        Upon completion of the Spin-Off, Expedia's goodwill will be adjusted to reflect its basis following IAC's accounting for the businesses to be spun off as discontinued operations pursuant to Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        Intangibles with indefinite lives relate principally to trade names and trademarks acquired in the various acquisitions. At December 31, 2004, intangibles with definite lives relate principally to the following:

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
	(In thousands)
Distribution agreements	$176,722	$(78,362)	$98,360	5.5
Supplier Relationship	208,776	(104,985)	103,791	3.6
Technology	187,753	(81,055)	106,698	4.7
Customer lists	21,662	(12,419)	9,243	8.1
Affiliate agreements	33,049	(4,984)	28,065	10.0
Domain names	10,865	(31)	10,834	10.0
Other	50,007	(23,083)	26,924	8.5

Total	$688,834	$(304,919)	$383,915

        At December 31, 2003, intangible assets with definite lives related principally to the following:

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
	(In thousands)
Distribution agreements	$175,351	$(50,106)	$125,245	5.5
Supplier Relationship	204,396	(58,020)	146,376	5.3
Technology	160,569	(45,544)	115,025	4.9
Customer lists	18,340	(7,350)	10,990	8.9
Affiliate agreements	33,049	(1,719)	31,330	10.0
Domain names	28,426	(4,914)	23,512	10.0
Other	27,848	(19,838)	8,010	9.7

Total	$647,979	$(187,491)	$460,488

        Amortization of intangibles is computed on a straight-line basis and based on December 31, 2004 balances for the next five years and thereafter is estimated to be as follows (in thousands):

2005	$123,350
2006	108,516
2007	68,576
2008	48,030
2009	10,436
2010 and thereafter	25,007

$383,915

        The following table presents the balance of goodwill, including the changes in carrying amount of goodwill for the year ended December 31, 2004 (in thousands):

Balance as of January 1, 2004	$5,650,322
Additions	345,373
Deductions	(218,840)
Foreign Exchange Translation	13,256

Balance as of December 31, 2004	$5,790,111

        Deductions principally relate to (1) the income tax benefit realized pursuant to the exercise of stock options assumed in business acquisitions that were vested at the transaction date and are treated as a reduction in purchase price when the deductions are realized; (2) adjustments to the carrying value of goodwill based upon the finalization of the valuation of intangible assets and their related deferred tax impacts; and (3) the elimination of valuation allowances recorded against purchased net operating losses. Additions principally relate to new acquisitions, primarily TripAdvisor and Egencia, as well as adjustments to the carrying value of goodwill based upon the finalization of the valuation of intangible assets and their related deferred tax impacts.

        The following table presents the balance of goodwill, including the changes in carrying amount of goodwill for the year ended December 31, 2003 (in thousands):

Balance as of January 1, 2003	$1,648,759
Additions	4,235,115
Deductions	(233,552)

Balance as of December 31, 2003	$5,650,322

        Deductions principally relate the income tax benefit realized pursuant to the exercise of stock options assumed in business acquisitions that were vested at the transaction date and are treated as a reduction in purchase price when the deductions are realized. Additions principally relate to the 2003 mergers of Hotels.com and Expedia.com, as described above in Note 3, as well as the 2003 acquisition of Hotwire which is described below.

TripAdvisor Goodwill and Intangibles

        On April 27, 2004, IAC completed its acquisition of TripAdvisor, Inc., a leading travel search engine and directory that enables consumers to extensively research their travel and destination place via the Internet. IAC's acquisition of TripAdvisor represented only 94.1% of the business and as such, minority interest representing the fair value of the 5.9% of TripAdvisor's common stock that IAC does not own was recorded on the accompanying balance sheet. IAC obtained an independent valuation of identifiable intangible assets acquired. This valuation identified $54.9 million of intangible assets other than goodwill. The trade name was identified as an indefinite-lived intangible and $30.3 million was allocated to this asset. Intangibles with definite lives included existing technology ($22.1 million) and customer lists ($2.5 million) and are being amortized over a weighted average period of 2.9 years. The net purchase price consideration paid for TripAdvisor was based on historical as well as expected performance metrics.

        IAC viewed TripAdvisor's revenue, Operating Income Before Amortization, net income and cash flow as its most important valuation metrics. IAC agreed to a purchase price that resulted in a significant amount of goodwill for a number of reasons including: (1) TripAdvisor's market leading position and brand; (2) TripAdvisor's business model which complements the business models of its other travel businesses; (3) growth opportunities in the markets in which TripAdvisor operates; and (4) TripAdvisor's technological and operational expertise. As a result, the predominant portion of purchase price was based on the expected financial performance of TripAdvisor, and not the asset value on the books at the time of the acquisition. This resulted in a significant amount of the purchase price being allocated to goodwill. This investment has been included in the Company's historical combined financial statements and has been recorded as a transfer from IAC within Invested Equity.

Egencia Goodwill and Intangibles

        On April 16, 2004, IAC, through Expedia.com, completed its acquisition of Egencia SA, a leading online corporate travel agency in France. The Company's acquisition of Egencia SA represented only 91.4% of the business and as such, minority interest representing the fair value of the 8.6% of Egencia's common stock that the Company does not own was recorded on the accompanying balance sheet. IAC obtained a preliminary independent valuation of identifiable intangible assets acquired. This valuation identified $18.1 million of intangible assets other than goodwill. Intangibles with definite lives included corporate client contracts ($13.4 million), existing technology ($2.2 million), supplier relationships ($1.3 millions), non-compete agreements ($0.7 million), and trade name ($0.5 million), and will be amortized over a weighted average life of 8.1 years. None of the amounts allocated to goodwill or intangible assets are tax deductible.

        The net purchase price consideration paid for Egencia was based on historical as well as expected performance metrics. IAC viewed Egencia's revenue, Operating Income Before Amortization, net income and cash flow as its most important valuation metrics. IAC agreed to a purchase price that resulted in a significant amount of goodwill for a number of reasons including: (1) Egencia's market leading position and brand; (2) Egencia's business model which complements the business models of its other travel businesses; and (3) growth opportunities in the markets in which Egencia operates. As a result, the predominant portion of purchase price was based on the expected financial performance of Egencia, and not the asset value on the books at the time of the acquisition. This resulted in a significant amount of the purchase price being allocated to goodwill.

        The aggregate purchase price for the acquisitions of TripAdvisor and Egencia was approximately $285 million of which approximately $205 million was classified as goodwill as of December 31,2004. None of the amounts allocated to goodwill are tax deductible.

Hotwire Goodwill and Intangibles

        On November 5, 2003, IAC completed its acquisition of Hotwire, a leading discount travel website. Total consideration paid was $666.7 million in cash, plus the assumption of options to acquire approximately 0.5 million shares of IAC common stock, warrants to acquire approximately 0.1 million shares of IAC common stock and 0.3 million restricted shares units. In connection with the Hotwire acquisition, the excess of consideration attributable to intangible assets and goodwill was $659.8 million. IAC obtained a preliminary independent valuation of identifiable intangible assets acquired. This valuation identified $126.8 million of intangible assets other than goodwill. The goodwill recognized amounted to $533.0 million. The trade name was identified as an indefinite lived intangible and $90.0 million was allocated to this asset. Intangibles with definite lives included supply relationships ($28.5 million), technology ($7.0 million) and customer lists ($1.3 million) and will be amortized over a weighted average period of 4.1 years. None of the amounts allocated to goodwill or intangible assets are tax deductible.

        The net purchase price paid for Hotwire was based on historical as well as expected performance metrics. IAC viewed Hotwire revenue, Operating Income Before Amortization, net income and cash flow as its most important valuation metrics. IAC agreed to a purchase price that resulted in recognition of a significant amount of goodwill for a number of reasons including: (1) Hotwire's market leading position and brand; (2) Hotwire's business model, which complements the models of its other travel businesses; (3) growth opportunities in the markets in which Hotwire competes; and (4) Hotwire's technological and operational expertise. As a result, the predominant portion of purchase price was based on the expected financial performance of Hotwire, and not the net asset value on the books at the time of the acquisition. This resulted in a significant amount of the purchase price being allocated to goodwill.

NOTE 5: DERIVATIVE INSTRUMENTS

        The Company's objective in managing its foreign exchange risk is to reduce its potential exposure to the changes that exchange rates might have on its earnings, cash flows and financial position. The Company's primary exposure to foreign currency risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. The Company is also exposed to foreign currency risk related to its non-U.S. dollar denominated assets and liabilities. As such, from time to time, the Company may enter into forward contracts or swap transactions designated as cash flow hedges with financial institutions to protect against the volatility of future cash flows caused by changes in currency exchange rates in order to reduce, but not always entirely eliminate, the impact of currency exchange rate movements of these local currencies.

        On November 26, 2003, one of the Company's subsidiaries entered into a ten-year cross currency swap with a notional amount of Euro 39 million which is to mature on October 30, 2013 and is used to hedge against the change in value of an asset denominated in a currency other than the subsidiary's functional currency. This swap enables the Company to pay Euro at a rate of the three-month EURIBOR plus 0.50% on Euro 39 million. In exchange the Company receives 4.9% interest on $46.4 million in U.S. dollars. In addition, on April 14, 2004, one of the Company's subsidiaries entered into a cross currency swap with a notional amount of Euro 38.2 million which is to mature on April 7, 2014 and is used to hedge against the change in value of an asset in a similar manner to the swap described above. This swap enables the Company to pay Euro at a rate of the six-month EURIBOR plus 0.90% on Euro 38.2 million. In exchange the Company receives 5.47% interest on $45.9 million U.S. dollars. At the respective dates of maturity, these agreements call for the exchange of notional amounts. These derivative contracts have been designated as cash flow hedges for accounting purposes and foreign exchange re-measurement gains and losses related to these contracts and assets are recognized each period in the Company's statement of operations and are offsetting. In addition, the remaining effective portion of these derivatives' net gain/loss is recorded in other comprehensive income (loss) until the hedged items are extinguished. The change in fair value of these cross currency swaps at December 31, 2004 and 2003 resulted in an unrealized loss of $12.8 million and $3.3 million, respectively. There was no ineffectiveness related to these cash flow hedges reported in the statement of operations for any periods presented.

        Periodically, the Company has purchased 30 day foreign currency forwards in order to mitigate the effects of the changes in exchange rates between the time in which payables to hotel vendors in foreign countries are recorded and when they are settled. The changes in fair value of these foreign currency forwards are included as a component of cost of sales in the accompanying combined statements of operations. During the years ended December 31, 2004, 2003 and 2002, the Company recognized nominal gains from forward contracts. As of December 31, 2004 there were no foreign currency forwards outstanding.

NOTE 6: INCOME TAXES

        U.S. and foreign earnings before income taxes and minority interest are as follows:

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
U.S.	$278,352	$252,358	$206,846
Foreign	(8,809)	3,140	2,570

Total	$269,543	$255,498	$209,416

        The components of income tax expense are as follows:

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Current income tax expense (benefit):
Federal	$95,668	$88,656	$81,871
State	11,347	7,072	6,566
Foreign	4,651	700	457

Current income tax expense (benefit)	111,666	96,428	88,894

Deferred income tax (benefit) expense:
Federal	1,810	263	(5,849)
State	(4,251)	20	(466)
Foreign	(2,854)	491	—

Deferred income tax (benefit) expense	(5,295)	774	(6,315)

Income tax expense	$106,371	$97,202	$82,579

        The current income tax payable has been reduced by $120.8 million, $106.2 million and $49.0 million for the years ended December 31, 2004, 2003 and 2002, respectively, for tax deductions attributable to stock-based compensation. The related income tax benefits of this stock-based compensation were recorded as a reduction of goodwill or amounts charged or credited to additional paid-in capital.

        The Company is a member of IAC's consolidated federal and state tax returns. In all periods presented, current and deferred tax expense has been computed for the Company on a separate return basis. IAC reimburses the Company for its net operating losses and tax credits that are utilized in the IAC consolidated tax returns.

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below. The valuation allowance represents items for which it is more likely than not that the tax benefit will not be realized.

	2004	2003
Deferred tax assets:
Provision for accrued expenses	$13,337	$9,302
Property, plant and equipment	3,483	5,887
Deferred revenue	2,526	15,536
Net operating loss carryforwards	116,404	119,109
Tax credit carryforwards	7,895	3,872
Capitalized R&D expenditures	25,736	29,412
Stock-based compensation	50,124	21,971
Other	5,963	7,830

Total deferred tax assets	225,468	212,919
Less valuation allowance	(11,374)	(81,552)

Net deferred tax assets	$214,094	$131,367

Deferred tax liabilities:
Prepaid expenses	$(24,158)	$(12,259)
Intangible and other assets	(472,141)	(490,015)
Investment in subsidiaries	(13,853)	—
Unrealized gains	(15,318)	—
Other	(13,624)	—

Total deferred tax liabilities	$(539,094)	$(502,274)

Net deferred tax liability	$(325,000)	$(370,907)

        At December 31, 2004, the Company had federal and state net operating loss carryforwards ("NOLs") of approximately $268 million and $274 million, respectively. If not utilized, the federal NOLs will expire at various times between 2018 and 2023, and the state NOLs will expire at various times between 2007 and 2024. Utilization of approximately $22 million and $246 million of federal NOLs will be subject to limitations under Sections 382 and 1502 of the Internal Revenue Code of 1986, as amended, respectively. In addition, utilization of certain state NOLs may be subject to limitations under state laws similar to Sections 382 and 1502 of the Internal Revenue Code of 1986. At December 31, 2004, the Company had foreign NOL carryforwards of approximately $44 million available to offset future income, all of which can be carried forward indefinitely. During 2004, the Company recognized tax benefits for the utilization of NOLs of approximately $96 million, of which $3 million related to foreign operations. Of this amount $93 million was recorded as an increase of additional paid-in capital or a reduction of goodwill.

        During 2004, the Company's valuation allowance decreased by approximately $70 million. Included in this decrease was a reduction of goodwill of approximately $68 million as a result of NOLs benefited on acquired entity NOLs or an increase to additional paid-in capital as a result of NOLs benefited on amounts generated from excess stock-based compensation deductions. At December 31, 2004, the Company had a valuation allowance of approximately $11 million related to the portion of tax operating loss carryforwards and other items for which it is more likely than not that the tax benefit will not be realized. The tax benefit for approximately $8 million of valuation allowance recorded at December 31, 2004 will be applied as a reduction of goodwill or an increase to additional paid-in capital, if recognized in future years.

        A reconciliation of total income tax expense to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and minority interest is shown as follows:

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Income tax expense at the federal statutory rate of 35%	$94,340	$89,424	$73,296
State income taxes, net of effect of federal tax benefit	4,746	4,646	3,965
Foreign income taxed at a different statutory tax rate	738	(576)	(443)
Incremental tax on unremitted earnings of certain non-U.S. subsidiaries	523	492	552
Amortization of intangibles and stock-based compensation	358	740	6,381
Change in valuation allowance	2,474	—	—
Tax exempt income	—	(1,496)	(1,727)
Other, net	3,192	3,972	555

Income tax expense	$106,371	$97,202	$82,579

        By virtue of the previously filed separate company and consolidated tax returns with IAC, the Company is routinely under audit by federal, state, local and foreign authorities in the areas of income taxes and the remittance of sales and use taxes. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Annual tax provisions include amounts considered sufficient to pay assessments that may result from the examination of prior year returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amount provided.

        Pursuant to a tax allocation agreement with Microsoft Corporation ("Microsoft") entered into prior to the acquisition of a controlling interest in Expedia.com by IAC in 2002, the Company must pay Microsoft for a portion of the tax savings resulting from the exercise of certain stock options. Expedia generally will be required to indemnify Microsoft for actual federal and state tax savings, up to approximately $36 million, that the Company may realize as a result of the use of certain compensation deductions, if and when the Company utilizes such tax savings.

NOTE 7: COMMITMENTS

        The Company leases computers, office space, equipment and services used in connection with its operations under various operating leases and contracts, many of which contain escalation clauses.

        Future minimum payments under non-cancelable agreements are as follows (in thousands):

Years Ending December 31,
2005	$17,230
2006	16,875
2007	15,951
2008	12,884
2009	10,431
Thereafter	12,686

Total	$86,057

        Expenses charged to operations under these agreements were $23.6 million, $14.6 million and $11.0 million for the years ended December 31, 2004, 2003 and 2002, respectively.

        The Company also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, such as under lines of credit extended or under guarantees of debt, as follows (in thousands):

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1–3 years	3–5 Years
Letters of Credit	$44,957	$43,063	$1,771	$123
Purchase Obligations	9,802	5,315	4,487	—
Guarantees	72,834	71,655	1,179	—

Total Commercial Commitments	$127,593	$120,033	$7,437	$123

        The letters of credit ("LOCs") consist of standby LOCs that are primarily extended to certain hotel properties to secure payment for the potential purchase of hotel rooms. There have been no claims made against any standby letters of credit. Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of the transaction. The purchase obligations primarily relate to two national telecommunications contracts with certain vendors related to data transmission lines and telephones. The guarantees primarily relate to guarantees to the U.K. Civil Aviation Authority for the potential non-delivery of travel sold in the U.K. market as agents are required to be bonded in the U.K. in the event that tour operators cannot fulfill their obligations. These obligations are also guaranteed by IAC and secured, in part, by a bond posted by a third party.

NOTE 8: CONTINGENCIES

        In the ordinary course of business, the Company is a party to various lawsuits. In the opinion of management, the ultimate outcome of these lawsuits should not have a material impact on the liquidity, results of operations, or financial condition of the Company. The Company also evaluates other potential contingent matters, including value-added tax, transient occupancy or accommodation tax and similar matters. The Company does not believe that the amount of liability that could be reasonably possible with respect to these matters would have a material adverse effect on its financial results.

NOTE 9: BENEFIT PLANS

        During the three years ended December 31, 2004, the Company either participated in a retirement savings plan sponsored by IAC or had a retirement savings plan in the United States that was qualified under Section 401(k) of the Internal Revenue Code. Participating employees may contribute up to 16% of their pretax salary, but not more than statutory limits. The Company match under the IAC plan was fifty cents for each dollar a participant contributed into the plan, with a maximum contribution of 3% of a participant's earnings. Matching contributions for all plans were $4.1 million, $2.1 million, and $1.5 million in fiscal 2004, 2003 and 2002, respectively. The variance of the contributions is primarily attributable to the acquisitions of various entities referred to in Notes 3 and 4. Matching contributions are invested proportionate to each participant's voluntary contributions in the investment options provided under the plan. Investment options in the IAC plan include IAC common stock, but neither participant nor IAC matching contributions were required to be invested in IAC common stock. Investment options in the prior Expedia.com and Hotels.com plans included Expedia.com and Hotels.com common stock, but neither participant nor the company matching contributions were required to be invested in Expedia.com or Hotels.com common stock.

NOTE 10: STATEMENTS OF CASH FLOWS

        Within the financing section of the combined statements of cash flows, purchases of treasury stock represent purchases of the treasury stock of Expedia.com and Hotels.com when these businesses were separate publicly traded companies. Proceeds from the sale of subsidiary stock, including stock options, represent amounts received related to the sale of Expedia.com and Hotels.com stock, including stock options, when these businesses were separate publicly traded companies.

Supplemental Disclosure of Non-Cash Transactions for 2004

        In 2004, the Company incurred non-cash distribution and marketing expense of $16.7 million and non-cash compensation expense of $171.4 million. Amortization of non-cash distribution and marketing expense consists mainly of non-cash advertising secured from Universal Television as a result of IAC's contribution of the USA Entertainment Group to a joint venture with Vivendi Universal, S.A. ("Vivendi") on May 7, 2002 (the "VUE transaction"). The non-cash advertising from Universal has been used primarily for the benefit of Expedia.com, which runs television advertising primarily on the USA and Sci Fi cable channels without any cash cost. The advertising provided has been secured by IAC, pursuant to an agreement with Universal as part of the VUE transaction. Sufficient advertising has been secured to satisfy existing obligations.

        In 2004, the Company recognized pre-tax income of $0.2 million on equity earnings in unconsolidated affiliates.

        In 2004, the Company recognized non-cash revenues of $0.1 million as a result of deferred revenue recorded in connection with its various acquisitions.

Supplemental Disclosure of Non-Cash Transactions for 2003

        On June 23, 2003, IAC completed its merger with Hotels.com. IAC issued an aggregate of 44.3 million shares of IAC common stock.

        On August 8, 2003, IAC completed its merger with Expedia.com. IAC issued an aggregate of 100.8 million shares of IAC common stock.

        In 2003, the Company incurred non-cash distribution and marketing expense of $42.0 million and non-cash compensation expense of $95.8 million. Amortization of non-cash distribution and marketing expense consists mainly of Hotels.com performance warrants issued to obtain distribution and non-cash advertising secured from Universal Television as part of the VUE transaction. With the termination of the Travelocity affiliate agreement in September 2003, all outstanding unvested Travelocity warrants were cancelled.

        In 2003, the Company recognized non-cash revenues of $0.1 million as a result of deferred revenue recorded in connection with its various acquisitions.

Supplemental Disclosure of Non-Cash Transactions for 2002

        On February 4, 2002, IAC completed the acquisition of a controlling interest in Expedia.com. IAC issued an aggregate of 20.6 million shares of IAC common stock, 13.1 million shares of $50 face value 1.99% cumulative convertible preferred stock of IAC and warrants to acquire 14.6 million shares of IAC common stock at an exercise price of $35.10.

        In 2002, the Company incurred non-cash distribution and marketing expense of $32.7 million and non-cash compensation expense of $5.6 million.

        In 2002, the Company recognized pre-tax losses of $0.6 million on equity losses in unconsolidated affiliates.

        In 2002, the Company recognized non-cash net revenues of $24.8 million as a result of deferred revenue recorded in connection with its various acquisitions.

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Cash paid during the period for:
Interest	$—	$269	$85
Income tax payments	7,255	4,452	17,072
Income tax refund	(9,134)	(9,789)	(289)

NOTE 11: RELATED PARTY TRANSACTIONS

        The Company has various agreements with Microsoft, including a services agreement for use of data center services by Expedia.com. Total fees paid with respect to these agreements in 2004, 2003 and 2002 were approximately $12.6 million, $20.5 million and $16.0 million, respectively. Amounts payable related to these various agreements at December 31, 2004 and 2003 were $3.4 million and $2.7 million, respectively.

        During 2004, the Company paid $4.6 million to National Broadcasting Company related to television advertising.

        The Company's costs and expenses include allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions and internal audit. These allocations were determined on the bases that IAC and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. These expenses were allocated based on the ratio of Expedia's revenue as a percentage of IAC's total revenue. Allocated costs were $7.5 million and $2.0 million in 2004 and 2003, respectively and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management of the Company, the allocation method is reasonable.

        Virtually all of the interest income and interest expense reflected in the combined statements of operations is intercompany in nature, arising from the transfer of liquid funds between IAC and Expedia that occurred as part of IAC's treasury operations.

Relationship Between IAC and Expedia after the Spin-Off

        For purposes of governing certain of the ongoing relationships between the Company and IAC at and after the Spin-Off, and to provide for an orderly transition, the Company and IAC have entered into various agreements, including, among others, a separation agreement; a tax sharing agreement; an employee matters agreement; and a transition services agreement.

Separation Agreement

        The separation agreement provides that IAC will, immediately prior to the Spin-Off, contribute or otherwise transfer to Expedia all of the subsidiaries and assets primarily related to IAC's travel and travel-related businesses (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor. Expedia or one of its subsidiaries will assume all of the liabilities primarily relating to IAC's travel and travel-related businesses described above and TripAdvisor immediately prior to the Spin-Off. Expedia has agreed to take each Expedia asset and to assume and perform each Expedia liability on an "as is, where is" basis, and IAC has made no representations or warranties with respect to any aspect of the Expedia assets or the Expedia liabilities.

        Other matters governed by the separation agreement include the assumption by Expedia of the obligations to deliver shares of Expedia common stock upon conversion of the Zero Coupon Convertible Notes Due June 1, 2008 to be assumed by IAC in the Ask Jeeves acquisition and upon the exercise of certain privately held IAC warrants, insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents, access to property and control of ongoing litigation.

        Pursuant to the separation agreement, Expedia and its subsidiaries have agreed to indemnify IAC, its affiliates and their respective current and former directors, officers and employees for any losses arising out of any breach of the separation agreement, the tax sharing agreement, the employee matters agreement, the transition services agreement and any failure by Expedia to assume and perform any of the Expedia liabilities. IAC and its subsidiaries have agreed to indemnify Expedia and its affiliates and their respective current and former directors, officers and employees for any losses arising out of any breach of the separation agreement, the tax sharing agreement, the transition services agreement, the employee matters agreement and any failure by IAC to perform any of the IAC liabilities. Expedia has also agreed to indemnify IAC against any liabilities relating to the Expedia financial and business information included in the proxy statement/prospectus filed with respect to the Spin-Off. In addition, from and after the completion of the Spin-Off, each of IAC and Expedia have generally agreed to bear 50% of the costs and liabilities associated with any securities law litigation relating to the conduct prior to the Spin-Off of the businesses or entities that comprise Expedia following the Spin-Off, regardless of whether the litigation arises prior to or after the Spin-Off. Following the Spin-Off, Expedia will bear 100% of the costs and liabilities associated with any other litigation relating to the conduct, prior to or after the Spin-Off, of the businesses or entities that comprise Expedia following the Spin-Off, regardless of whether the litigation arises before or after the Spin-Off. In addition, the receivable from

IAC and subsidiaries in these combined financial statements presented as a current asset will not be settled as a transfer of cash from IAC to Expedia at the time of the Spin-off, but rather will be extinguished in the form of a distribution to IAC pursuant to the terms of the Spin-Off and separation of Expedia from IAC.

Tax Sharing Agreement

        The tax sharing agreement governs IAC's and Expedia's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes for the periods ending on or before the Spin-Off. Generally, the tax sharing agreement provides that although IAC will pay taxes with respect to the Expedia income included on its consolidated return, other pre-distribution taxes that are attributable to the business of one party, including audit adjustments with respect to consolidated periods, will be borne solely by that party. Pursuant to the tax sharing agreement, IAC will prepare and file the federal consolidated return, and any other income tax returns that include Expedia with respect to any taxable period ending on or prior to, or including, the date of the Spin-Off with the appropriate tax authorities and will pay any taxes relating thereto to the relevant tax authority. Expedia will prepare and file all separate company tax returns for Expedia and its subsidiaries, and pay all taxes due with respect to such tax returns for all taxable periods. In general, IAC controls all audits and administrative matters relating to the consolidated return of the IAC group.

        Under the tax sharing agreement Expedia generally (i) may not take (or fail to take) any action that would cause any representations, information or covenants in the separation documents or documents relating to the tax opinion concerning the Spin-Off to be untrue, (ii) may not take (or fail to take) any action that would cause the Spin-Off to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the Spin-Off and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the Spin-Off. During that period, Expedia may take certain actions prohibited by these covenants if it provides IAC with an Internal Revenue Service ruling or an unqualified opinion of counsel to the effect that these actions will not affect the tax free nature of the Spin-Off, in each case satisfactory to IAC in its sole and absolute discretion. Notwithstanding the receipt of any such Internal Revenue Service ruling or opinion, Expedia must indemnify IAC for any taxes and related losses resulting from (i) any act or failure to act described in the covenants above, (ii) any acquisition of equity securities or assets of Expedia or any member of its group, and (iii) any breach by Expedia or any member of its group of certain representations in the separation documents between IAC and Expedia or the documents relating to the tax opinion concerning the Spin-Off.

        Under U.S. federal income tax laws, Expedia and IAC are severally liable for all of IAC's federal income taxes attributable to the periods prior to and including the current taxable year of IAC, which ends on December 31, 2005. Thus, if IAC fails to pay the taxes attributable to it under the tax sharing agreement for periods prior to and including the current taxable year of IAC, Expedia may be responsible for these tax liabilities.

Employee Matters Agreement

        The employee matters agreement covers a wide range of compensation and benefit issues related to the Spin-Off. In general, IAC is responsible for all employment and benefit-related obligations and liabilities of current and former IAC employees (and their dependents and beneficiaries), except for employment and benefit-related obligations and liabilities related to employees who work for Expedia immediately prior to the Spin-Off (and their dependents and beneficiaries) and former employees who most recently worked for businesses and operations that will be owned by Expedia following the completion of the Spin-Off.

        After the Spin-Off, Expedia no longer will participate in IAC's employee benefit plans, but will have established its own employee benefit plans that will be substantially similar to the plans sponsored by IAC prior to the Spin-Off. Assets and liabilities from the IAC Retirement Savings Plan will be transferred to a newly established Expedia Retirement Savings Plan as soon as practicable following the Spin-Off.

Transition Services Agreement

        Under the transition services agreement, beginning on the date of the completion of the Spin-Off IAC will provide to Expedia on an interim, transitional basis, various services, including real estate, governmental affairs, internal audit services and assistance with certain public company functions, and such other services as to which IAC and Expedia mutually agree. The agreed upon charges for these services will generally allow IAC to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses. Expedia may terminate the agreement with respect to one or more particular services upon prior written notice.

Commercial Agreements

        The operating businesses that constitute IAC currently, and for the foreseeable future will continue to work together pursuant to a variety of commercial relationships. In connection with the Spin-Off, IAC and Expedia will institute various commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of Expedia, on the other hand. These commercial agreements generally include (i) distribution agreements, pursuant to which certain subsidiaries of IAC distribute their respective products and services via arrangements with certain subsidiaries of Expedia, and vice versa, and (ii) services agreements, pursuant to which certain subsidiaries of IAC provide certain subsidiaries of Expedia with various services and vice versa. IAC and Expedia believe that all such agreements have been negotiated at arms' length between the applicable counterparties. In addition, IAC and Expedia believe that such agreements, whether taken individually or in the aggregate, do not constitute a material contract to either IAC or Expedia.

        Distribution agreements typically involve the payment of fees (usually on a fixed-per-transaction, revenue share or commission basis) from the party seeking distribution of the product or service to the party that is providing the distribution.

        Aggregate revenues in respect of such distribution and services agreements received by IAC subsidiaries from businesses that Expedia will own following the Spin-Off approximated $15.9 million and $8.3 million, respectively, in 2004 and 2003. Aggregate revenues received in respect of such agreements by businesses that Expedia will own following the Spin-Off were not material in 2004 and 2003.

        An analysis of Expedia's receivables from IAC and subsidiaries is as follows:

	2004	2003
Receivables from IAC and subsidiaries at beginning of period	$591,583	$5,924
Cash payments	539,519	548,356
Interest income	31,148	—
Employee equity instruments and associated tax withholdings	85,297	87,417
Taxes (excludes tax withholdings associated with employee equity instruments)	(55,932)	(87,914)
Investment balance transferred to IAC	702,047	—
Goodwill and intangibles	10,050	45,316
Administrative expenses and other	(28,967)	(7,516)

Receivables from IAC and subsidiaries at end of period	$1,874,745	$591,583

NOTE 12: QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended December 31(b)	Quarter Ended September 30	Quarter Ended June 30	Quarter Ended March 31
	(In thousands)
Year Ended December 31, 2004
Service revenue(a)	$438,999	$503,793	$486,959	$413,262
Gross profit	338,093	393,175	383,287	315,757
Operating income	70,013	80,261	73,522	16,677
Net income	44,120	58,092	48,542	12,719
Year Ended December 31, 2003
Service revenue	$614,974	$663,500	$585,152	$476,187
Gross profit	314,900	318,928	280,106	226,465
Operating income	52,914	46,581	80,527	63,496
Net income	32,145	26,764	28,841	23,657

  (a)
  As part of the integration of Expedia's businesses, Hotels.com conformed its merchant hotel business practices with those of the other Expedia's businesses. As a result, beginning January 1, 2004, Expedia commenced prospectively reporting revenue for Hotels.com on a net basis, consistent with Expedia's historical practice. There was no impact to operating income or Operating Income Before Amortization from the change in reporting.

  (b)
  During the fourth quarter of 2003, Expedia performed an analysis related to estimated supplier liabilities, resulting in an adjustment and a corresponding increase to revenue and operating income of $22.4 million. The analysis performed provided additional evidence that Expedia used to update and refine its estimation of supplier liabilities, resulting in the decrease of $22.4 million. Expedia does not expect to record any similar-sized adjustments in future periods.

NOTE 13: INDUSTRY SEGMENTS AND RECONCILIATION OF NON-GAAP MEASURE

        The overall concept that the Company employs in determining its operating segments is to present its results in a manner consistent with (i) how the chief operating decision maker and executive management view the businesses, (ii) how the businesses are organized as to segment management and (iii) the focus of the businesses with regards to the types of products or services offered or the target market. Although the Company operates in several operating segments, which consist of its various brands and businesses, due to the similarities of the operations of the operating segments, there is only one reportable segment. The significant operating segments exhibit similar economic characteristics and meet all of the aggregation criteria pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and as such have been aggregated for reporting purposes. Each of the significant operating segments is a supplier of travel services whether by a merchant model or as an agency model. Although TripAdvisor is not considered a supplier of travel services similar to that of Expedia.com, Hotels.com and Hotwire, it does operate within the travel industry and is considered a travel search engine. While not meeting the qualitative aspects for aggregation within the Company's one reportable segment, the relative size of TripAdvisor would preclude the need to establish it as a separate reporting segment. Accordingly, TripAdvisor has been aggregated with the other operating segments to form one reporting segment.

        The Company's primary metric is Operating Income Before Amortization which is defined as operating income plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill and intangibles impairment, if applicable, (3) pro forma adjustments for significant acquisitions and (4) certain one-time items. The Company believes this measure is useful to investors because it represents Expedia's combined operating results, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Expedia's statement of operations of certain expenses, including non-cash compensation associated with Expedia's employees, non-cash payments to partners, and acquisition-related accounting. Expedia endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements and detailed descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

        The following table is a reconciliation of Operating Income Before Amortization to operating income and net income in 2004, 2003 and 2002.

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Operating Income Before Amortization	$553,692	$469,010	$284,986
Amortization of non-cash distribution and marketing expense	(16,728)	(41,974)	(32,680)
Amortization of non-cash compensation expense	(171,400)	(95,781)	(5,632)
Amortization of intangibles	(125,091)	(76,073)	(42,909)
Merger costs(a)	—	(11,664)	(2,282)
Pro forma adjustments(b)	—	—	(7,713)

Operating income	240,473	243,518	193,770
Interest income	38,775	22,614	15,075
Interest expense	(453)	(2,905)	—
Equity in (losses) income in unconsolidated affiliates and other	(9,252)	(7,729)	571
Income tax expense	(106,371)	(97,202)	(82,579)
Minority interest in loss (income) of consolidated subsidiaries	301	(46,889)	(50,124)

Net income	$163,473	$111,407	$76,713

  (a)
  The Company has incurred costs at Expedia.com and Hotels.com for investment banking, legal and accounting fees related directly to the mergers, which are considered as one-time. These costs were incurred solely in relation to the mergers, but may not be capitalized since Expedia.com and Hotels.com were considered the targets in the transaction for accounting purposes. These costs which do not directly benefit operations in any manner, would not normally be recorded by Expedia if not for the fact it already combined these entities, and are all related to the same transaction, as IAC simultaneously announced its intention to commence its exchange offer for the companies in 2002. The majority of costs are for advisory services provided by investment bankers, and the amounts incurred in 2003 were pursuant to the same fee letters entered into by each company in 2002. Given these factors, Expedia believes it is appropriate to consider these costs as one-time.

  (b)
  Pro forma adjustments to 2002 represent the impact of IAC's acquisition of a majority stake in Expedia.com, which occurred in February 2002 as if the transaction occurred as of the beginning of the period presented. Operating income is presented on an actual basis.

        The Company maintains operations in the United States, France, Germany, the United Kingdom, Canada and other international territories. Geographic information about the United States and international territories for the years ended December 31, 2004, 2003, and 2002 is presented below.

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Revenue
United States	$1,523,867	$1,988,113	$1,339,667
All other countries	319,146	351,700	159,408

	$1,843,013	$2,339,813	$1,499,075

Long-lived assets
United States	$70,965	$64,474	$49,006
All other countries	10,461	11,144	—

	$81,426	$75,618	$49,006

NOTE 14: FINANCIAL INSTRUMENTS

        The additional disclosure below of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies when available. The Company's financial instruments include letters of credit and bank guarantees. These commitments are in place to facilitate the commercial operations of certain Company subsidiaries.

	December 31, 2004		December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Cash and cash equivalents	$154,957	$154,957	$188,639	$188,639
Restricted cash and cash equivalents	600	600	22,945	22,945
Accounts and notes receivable	143,905	143,905	128,888	128,888
Derivative contracts	(12,812)	(12,812)	(3,321)	(3,321)
Letters of credit	—	44,957	—	38,607
Bank guarantees	—	72,834	—	39,605

        The carrying amounts of cash and cash equivalents and restricted cash and cash equivalents reflected in the combined balance sheets approximate fair value as they are maintained with various high-quality financial institutions or in short-term duration high-quality debt securities. The majority of the Company's receivables result from the sale of services to individuals, mostly through the use of major credit cards. These receivables are short-term in nature and are generally settled shortly after the sale. Market quotes were used to estimate the fair value of the derivative contracts.

NOTE 15: MARKETABLE SECURITIES AND INVESTMENTS HELD FOR SALE

        At December 31, 2004, marketable securities available-for-sale are comprised of auction rate preferred securities with a carrying amount of $1.0 million, which approximates fair value. There were no unrealized gains or losses recorded on these securities due to their short-term nature. In

January 2004, as part of IAC's centralized cash management process, the Company transferred $692.8 million of its marketable securities to IAC. The transfer is included in "Receivables from IAC and subsidiaries" on the accompanying combined balance sheets as of December 31, 2004.

        From time to time the Company makes equity investments in non-publicly traded companies which are accounted for under the cost method as the Company does not have the ability to exercise significant influence over the respective company's operating and financial policies. These investments are included in "Long-term investments and other" on the accompanying combined balance sheets and have a carrying value of approximately $22.5 million as of December 31, 2004. The Company monitors its investments for impairment on a quarterly basis and makes appropriate reductions in carrying values when such impairments are determined to be other-than-temporary. Factors used in determining an impairment include, but are not limited to, the current business environment including competition and uncertainty of financial condition; going concern considerations such as the rate at which the investee company utilizes cash, the investee company's ability to obtain additional private financing to fulfill its stated business plan; the need for changes to the investee company's existing business model due to changing business environments and its ability to successfully implement necessary changes; and comparable valuations. If an investment is determined to be impaired, a determination is made as to whether such impairment is other-than-temporary. No other than temporary losses were recorded related to cost investments during the year ended December 31, 2004.

        At December 31, 2003, marketable securities available-for-sale were as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Auction rate preferred securities	$43,650	$—	$—	$43,650
U.S. Government and agencies	415,622	—	(1,459)	414,163
Non-US government securities and other fixed term obligations	235,486	208	(187)	235,507

Total debt securities	651,108	208	(1,646)	649,670

Total marketable securities	$694,758	$208	$(1,646)	$693,320

        The net unrealized gains (losses) on available for sale securities noted above are recorded net of deferred tax benefit of approximately $540 as of December 31, 2003.

NOTE 16: PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consists of the following:

	December 31, 2004	December 31, 2003
	(In thousands)
Computer equipment (including capitalized website development)	$139,391	$110,687
Leasehold improvements	18,327	9,080
Furniture and other equipment	23,029	16,461
Land	8	8
Projects in progress	6,927	3,651

	187,682	139,887
Less: accumulated depreciation and amortization	(106,256)	(64,269)

Property, plant and equipment, net	$81,426	$75,618

NOTE 17:    EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES

        The following is a list of investments accounted for under the equity method, the principal market that the venture operates, and the relevant ownership percentage:

	2004	2003	2002
GL Expedia (France)	49.9%	47.0%	47.0%
eLong, Inc. (China)(a)	28.0%	—	—

  (a)
  The Company acquired its interest in August 2004.

        On August 4, 2004, Expedia, through Expedia.com, made an investment in eLong, a Cayman Island company, whose principal business is the operation of an Internet-based travel business in the People's Republic of China. The purchase price of the investment was approximately $59 million in cash that represented a 30% interest in eLong, which is accounted for under the equity method at December 31, 2004. Concurrent with the original investment, eLong issued a warrant to Expedia to acquire such additional eLong shares as would be necessary to provide Expedia with a minimum aggregate investment of 51% of eLong shares on a fully-diluted basis for approximately $6.21 per share.

        On October 28, 2004, eLong priced an initial public offering of its shares. The initial public offering resulted in the warrant becoming subject to the mark-to-market provisions of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." As such, Expedia has recorded an unrealized gain of $27.2 million, net of deferred taxes of $16.4 million, related to the warrant that has been recorded in other comprehensive income at December 31, 2004.

        On December 16, 2004, Expedia notified eLong of its intent to exercise its warrant to acquire its additional eLong shares. The transaction was completed on January 10, 2005. Please refer to Note 18, Subsequent Event, for further discussion.

NOTE 18: SUBSEQUENT EVENT

        On December 16, 2004, Expedia notified eLong of its intent to exercise its warrant to acquire its additional eLong shares. The transaction was completed on January 10, 2005. Following the exercise of the warrant, Expedia owns approximately 52% of the outstanding capital stock of eLong on a fully diluted basis, representing approximately 96% of the total voting power of eLong. Accordingly, Expedia began consolidating the results of eLong effective January 10, 2005.

Schedule Number
II	Valuation and Qualifying Accounts

        All other financial statements and schedules not listed have been omitted since the required information is included in the Combined Financial Statements or the notes thereto, or is not applicable or required.

Schedule II

EXPEDIA, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance of Beginning of Period	Charges to Earnings	Charges to Other Accounts		Deductions		Balance at End of Period
2004
Allowance for doubtful accounts	$3,231	$(510)	$100		$(483	)(2)	$2,338
Sales returns accrual	103	2,648	—		(488)		2,263
Deferred tax valuation allowance	81,552	2,474	(72,652	)(1)	—		11,374
Other reserves	14,058						13,358
2003
Allowance for doubtful accounts	$2,395	$896	$366		$(426	)(2)	$3,231
Sales returns accrual	—	(5)	160		(52)		103
Deferred tax valuation allowance	99,307	—	(17,755)	(3)	—		81,552
Other reserves	6,562						14,058
2002
Allowance for doubtful accounts	$—	$701	$1,850	(4)	$(156	)(2)	$2,395
Sales returns accrual	—	—	—		—		—
Deferred tax valuation allowance	—	—	99,307	(5)	—		99,307
Other reserves	1,446						6,562

(1)
Decrease consists of valuation allowance release related to Expedia.com for net operating losses, which impacted goodwill.

(2)
Write-off of fully reserved accounts receivable.

(3)
Expedia.com utilization of valuation allowance during 2003, which impacted goodwill.

(4)
Amount relates to the acquisition Expedia.com in 2002.

(5)
Increases due to acquisition of Expedia.com during 2002.

Exhibit 4 to Appendix E

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,
	2005	2004
	(In thousands)
Service revenue	$485,046	$413,262
Cost of sales	106,655	97,505

Gross profit	378,391	315,757
Selling and marketing expense	167,145	159,880
General and administrative expense	66,032	50,073
Amortization of non-cash distribution and marketing expense	432	5,038
Amortization of non-cash compensation expense	38,300	46,869
Amortization of intangibles	31,665	30,089
Depreciation expense	8,492	7,131

Operating income	66,325	16,677
Other income (expense):
Interest income	9,799	6,417
Interest expense	—	(491)
Equity in losses of unconsolidated affiliates and other	1,034	(1,540)

Total other income, net	10,833	4,386

Earnings before income taxes and minority interest	77,158	21,063
Income tax expense	(29,385)	(8,344)
Minority interest in loss of consolidated subsidiaries	256	—

Net income	$48,029	$12,719

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(Unaudited)
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$308,911	$154,957
Restricted cash and cash equivalents	13,989	600
Marketable securities	—	1,000
Accounts and notes receivable, net of allowance of $3,522 and $2,338, respectively	206,691	143,905
Receivables from IAC and subsidiaries	2,214,889	1,874,745
Deferred income taxes	8,675	8,696
Income tax receivable	474	—
Other current assets	105,203	61,954

Total current assets	2,858,832	2,245,857
Goodwill	5,846,107	5,790,111
Intangible assets, net	1,282,748	1,279,361
Long-term investments and other	34,864	140,432
Property, plant and equipment, net	84,890	81,426

TOTAL ASSETS	$10,107,441	$9,537,187

LIABILITIES AND INVESTED EQUITY
CURRENT LIABILITIES:
Accounts payable, trade	$614,724	$528,405
Deferred merchant bookings	704,349	361,199
Deferred revenue	7,086	5,353
Income tax payable	—	421
Other current liabilities	99,108	86,801

Total current liabilities	1,425,267	982,179
Other long-term liabilities	49,501	50,248
Deferred income taxes	344,060	333,696
Minority interest	74,699	18,435
INVESTED EQUITY:
Invested capital	8,215,540	8,118,961
Accumulated other comprehensive (loss) income	(1,626)	33,668

Total invested equity	8,213,914	8,152,629

TOTAL LIABILITIES AND INVESTED EQUITY	$10,107,441	$9,537,187

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF INVESTED EQUITY
(UNAUDITED)

	Total	Invested Capital	Accum. Other Comp. Income (Loss)
	(In thousands)
Balance as of December 31, 2004	$8,152,629	$8,118,961	$33,668
Comprehensive income
Net income for the three months ended March 31, 2005	48,029	48,029	—
Decrease in unrealized gains in available for sale securities	(27,180)	—	(27,180)
Net loss on derivative contracts	(2,239)	—	(2,239)
Foreign currency translation	(5,875)	—	(5,875)

Total comprehensive income	12,735
Net transfers from IAC	48,550	48,550	—

Balance as of March 31, 2005	$8,213,914	$8,215,540	$(1,626)

        Accumulated other comprehensive income (loss) is comprised of unrealized gains on available for sale securities of $0 and $27,180 at March 31, 2005 and December 31, 2004, respectively, foreign currency translation adjustments of $554 and $6,429 at March 31, 2005 and December 31, 2004, respectively, and net (losses) gains from derivatives contracts of $(2,180) and $59 at March 31, 2005 and December 31, 2004, respectively.

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

EXPEDIA, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,
	2005	2004
	(In thousands)
Cash flows from operating activities:
Net income	$48,029	$12,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,157	37,220
Amortization of non-cash distribution and marketing expense	432	5,038
Amortization of non-cash compensation expense	38,300	46,869
Amortization of deferred financing costs	—	161
Deferred income taxes	3,847	(6,703)
Equity in losses of unconsolidated affiliates	512	232
Minority interest in losses of consolidated subsidiaries	(256)	—
Changes in current assets and current liabilities:
Accounts and notes receivable	(57,520)	6,613
Prepaids and other assets	(40,297)	(51,967)
Accounts payable and accrued liabilities	115,374	73,185
Deferred revenue	1,733	529
Deferred merchant bookings	342,451	312,688
Other, net	4,927	3,809

Net cash provided by operating activities	497,689	440,393

Cash flows from investing activities:
Acquisitions, net of cash acquired	13,579	(728)
Capital expenditures	(12,621)	(11,570)
Purchase of marketable securities	—	(5,015)
Proceeds from sale of marketable securities	1,000	698,611
Increase in long-term investments and notes receivable	(288)	(2,762)
Other, net	166	(85)

Net cash provided by investing activities	1,836	678,451

Cash flows from financing activities:
Transfers to IAC	(337,556)	(961,664)
Proceeds from subsidiary stock, including stock options	555	—
(Increases) decreases in restricted cash and other, net	(8,072)	1,759

Net cash used in financing activities	(345,073)	(959,905)
Effect of exchange rate changes on cash and cash equivalents	(498)	(338)

Net increase in cash and cash equivalents	153,954	158,601
Cash and cash equivalents at beginning of period	154,957	188,639

Cash and cash equivalents at end of period	$308,911	$347,240

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

 EXPEDIA, INC. AND SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On December 21, 2004, IAC/InterActiveCorp ("IAC") announced its plan to separate into two independent public companies in order to better achieve certain strategic objectives of its various businesses. In these combined financial statements, we refer to this transaction as the "Spin-Off" and to the new company that will hold the travel and travel-related businesses of IAC as "Expedia" or the "Company." Following the completion of the Spin-Off, Expedia will consist of IAC's travel and travel-related businesses, subsidiaries and investments (other than Interval International and TV Travel Shop, which IAC will retain) and TripAdvisor (collectively, the "Expedia Businesses").

Basis Of Presentation

        In connection with the Spin-Off, Expedia was incorporated as a Delaware corporation in April 2005. Expedia currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the Spin-Off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Following the completion of the Spin-Off, Expedia will consist of the Expedia Businesses.

        The Combined Historical Financial Statements of Expedia and its subsidiaries assume (i) the contribution or other transfer of all of the subsidiaries and assets relating to the Expedia Businesses to Expedia, (ii) the assumption by Expedia or one if its subsidiaries of all of the liabilities relating to the Expedia Businesses and (iii) the allocation to Expedia of certain IAC corporate expenses relating to the Expedia Businesses for certain periods, certain of which will occur in connection with the Spin-Off and certain of which are governed by the terms of the Separation Agreement that Expedia will enter into with IAC in connection with the Spin-Off. For a description of the Separation Agreement, as well as other agreements that Expedia will enter into with IAC in connection with the Spin-Off, see the Company's Combined Historical Financial Statements for the year ended December 31, 2004.

        Accordingly, the Combined Historical Financial Statements of Expedia reflect the historical financial position, results of operations and cash flows of the Expedia Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the Expedia Businesses with the exception of accounting for income taxes, which for purposes of these financial statements have been computed for Expedia on a separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because no direct ownership relationship existed among any or all the various businesses comprising the Company. Significant intercompany transactions and accounts have been eliminated. In order to reflect the legal form of IAC's and its subsidiaries ownership of the Expedia Businesses, these combined financial statements present IAC's and its subsidiaries net investment in the Company as invested equity in lieu of stockholders' equity.

        Expedia's management believes that the assumptions underlying the Combined Historical Financial Statements of Expedia are reasonable. However, this financial information does not necessarily reflect the future financial position, results of operations and cash flows of Expedia, nor does it reflect what the historical financial position, results of operations and cash flows of Expedia would have been had Expedia been a stand-alone company during the periods presented. For example, the Combined Historical Financial Statements of Expedia do not assume the completion of certain aspects of the Spin-Off.

        The Combined Historical Financial Statements of Expedia include allocations by IAC to Expedia of certain IAC corporate expenses relating to the Expedia Businesses from their respective dates of acquisition by IAC. General allocable corporate overhead has been allocated based on the ratio of Expedia's revenue as a percentage of IAC's total revenue. General allocated corporate overhead, which primarily includes expenses relating to accounting, treasury, legal, tax, corporate support, human resource functions and internal audit, amounted to approximately $1.6 million and $1.9 million during the three months ended March 31, 2005 and 2004, respectively. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management of the Company, the allocation method is reasonable. Following the completion of the Spin-Off, the Company will perform these functions using its own resources or purchased services.

        The calculations of Expedia's income taxes (on a combined basis for all of the Expedia Businesses) are on an as if stand-alone, separate tax return basis. These calculations reflect what Expedia's estimated historical income taxes would have been had Expedia been a stand-alone company during the periods presented. Expedia has been a member of the IAC consolidated federal and state tax returns since August 2003 and has filed in certain states with IAC on a combined or unitary basis since 2002. In all periods presented, current and deferred tax expense has been computed for Expedia on an as if separate tax return basis. IAC reimburses Expedia for its net operating losses and tax credits that are utilized in the IAC consolidated tax returns. These calculations do not necessarily reflect what Expedia's future income taxes will be, nor do they reflect tax strategies that Expedia would have followed or will follow on an as if stand-alone entity basis, given that its tax position was being managed by IAC for the benefit of IAC on a consolidated basis. The respective rights, responsibilities and obligations of Expedia and IAC after the Spin-Off with respect to taxes for the periods ending on or before the Spin-Off will be governed by a tax sharing agreement.

        The interim combined financial statements and notes thereto of the Company are unaudited and should be read in conjunction with the audited combined financial statements and notes thereto for the year ended December 31, 2004.

        In the opinion of management of the Company, all adjustments necessary for a fair presentation of such combined financial statements have been included. Such adjustments consist of normal recurring items. Interim results are not necessarily indicative of results for a full year. The interim combined financial statements and notes thereto are presented as permitted by the Securities and Exchange Commission and do not contain certain information included in the Company's audited combined financial statements and notes thereto.

Portfolio of Brands and Businesses

        Expedia is among the world's leading travel services companies, making travel products and services available to leisure and corporate travelers in the United States and abroad through a diversified portfolio of travel brands and businesses, including Expedia.com, Hotels.com, Hotwire.com, WWTE, Classic Custom Vacations, Expedia!fun, Expedia Corporate Travel and TripAdvisor.

        For a more detailed presentation of the Company's operating businesses, see the Company's Combined Historical Financial Statements for the fiscal year ended December 31, 2004.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        Management of the Company is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net income during any period. Actual results could differ from these estimates.

        Significant estimates underlying the accompanying combined financial statements include the revenue allowances, allowance for doubtful accounts, recoverability of intangibles, including goodwill and other long-lived assets, carrying amounts of long-term investments, deferred income taxes, including valuation allowances and various other operating allowances and accruals.

Stock-Based Compensation

        In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure" ("SFAS No. 148"), which amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. The Company adopted the expense recognition provision of SFAS No. 123 and is providing expense for stock-based compensation for grants made on or after January 1, 2003 on a prospective basis as provided by SFAS No. 148. During 2004 and 2005, the Company recognized expense for all unvested equity awards issued in prior years pursuant to SFAS No. 123 and No. 148. For restricted stock units issued, the value of the instrument is measured at the grant date at fair value and amortized ratably as non-cash compensation over the vesting term. For stock options issued since 2003, including unvested options assumed in acquisitions, the value of the options is measured on grant date (or acquisition date, if applicable) at fair value, using the Black-Scholes option valuation model, and is amortized over the remaining vesting term.

        The Black-Scholes option valuation model was developed for use in estimating the fair market value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair market value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        On December 16, 2004, the FASB issued FASB Statement No. 123 (R), "Share-Based Payment," which is a revision of SFAS No. 123. Statement 123(R) supersedes APB Opinion No. 25 and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company is required to apply Statement 123(R) in the first quarter of 2006.

        Currently, the Company uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2006. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company does not believe the adoption of Statement 123(R) will have a material effect on its combined statement of operations. The Company is currently assessing the impact of this pronouncement on its combined statement of cash flows.

Reclassifications

        Certain amounts in the prior period's combined financial statements have been reclassified to conform to the 2005 presentation.

Other

        See the Company's Combined Historical Financial Statements for the fiscal year ended December 31, 2004 for a summary of all other significant matters relating to accounting policies.

NOTE 3—SUPPLEMENTAL CASH FLOW INFORMATION

        Within the financing section of the combined statement of cash flows for the three months ended March 31, 2005, proceeds from the sale of subsidiary stock, including stock options, represent amounts received related to the sale of stock of eLong, Inc. ("eLong"), as this business is a publicly traded company. In addition, income tax payments made during the three months ended March 31, 2005 and 2004 were $13.7 million and $18.9 million, respectively.

Supplemental Disclosure of Non-Cash Transactions for the Three Months Ended March 31, 2005

        For the three months ended March 31, 2005, the Company incurred non-cash compensation expense of $38.3 million and non-cash distribution and marketing expense of $0.4 million. Amortization of non-cash distribution and marketing expense consists mainly of non-cash advertising secured from Universal Television as a result of IAC's contribution of the USA Entertainment Group to a joint venture with Vivendi Universal, S.A. ("Vivendi") on May 7, 2002 (the "VUE Transaction"). The non-cash advertising from Universal has been used primarily for the benefit of Expedia.com, which runs television advertising primarily on the USA and Sci Fi cable channels without any cash cost. The advertising provided has been secured by IAC pursuant to an agreement with Universal as part of the VUE Transaction. Sufficient advertising has been secured to satisfy existing obligations.

        For the three months ended March 31, 2005, the Company recognized pre-tax losses of $0.5 million from equity losses of unconsolidated affiliates.

Supplemental Disclosure of Non-Cash Transactions for the Three Months Ended March 31, 2004

        For the three months ended March 31, 2004, the Company incurred non-cash compensation expense of $46.9 million and non-cash distribution and marketing expense of $5.0 million. Amortization of non-cash distribution and marketing expense consists mainly of non-cash advertising secured from Universal Television as part of the VUE Transaction.

        For the three months ended March 31, 2004, the Company recognized pre-tax losses of $0.2 million from equity losses of unconsolidated affiliates.

NOTE 4—INDUSTRY SEGMENTS AND RECONCILIATION OF NON-GAAP MEASURE

        The overall concept that the Company employs in determining its operating segments is to present its results in a manner consistent with (i) how the chief operating decision maker and executive management view the businesses; (ii) how the businesses are organized as to segment management; and (iii) the focus of the businesses with regards to the types of products or services offered or the target market. Although the Company operates in several operating segments, which consist of its various brands and businesses, due to the similarities of the operations of the operating segments, there is only one reportable segment. The significant operating segments exhibit similar economic characteristics and meet all of the aggregation criteria pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and as such have been aggregated for reporting purposes. Each of the significant operating segments is a supplier of travel services whether by a merchant model or as an agency model. Although TripAdvisor is not considered a supplier of travel services similar to that of Expedia.com, Hotels.com and Hotwire, it does operate within the travel industry and is considered a travel search engine. While not meeting the qualitative aspects for aggregation within the Company's one reportable segment, the relative size of TripAdvisor would preclude the need to establish it as a separate reporting segment. Accordingly, TripAdvisor has been aggregated with the other operating segments to form one reporting segment.

        The Company's primary metric is Operating Income Before Amortization which is defined as operating income plus: (1) amortization of non-cash distribution, marketing and compensation expense, (2) amortization of intangibles and goodwill impairment, if applicable, (3) pro forma adjustments for significant acquisitions, if applicable and (4) one-time items. The Company believes this measure is useful to investors because it represents Expedia's combined operating results, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to Expedia's statement of operations of certain expenses, including non-cash compensation associated with Expedia's employees, non-cash payments to partners, and acquisition-related accounting. Expedia endeavors to compensate for the limitations of the non-GAAP measure presented by providing the comparable GAAP measure with equal or greater prominence, GAAP financial statements and descriptions of the reconciling items and adjustments, including quantifying such items, to derive the non-GAAP measure.

        The following table is a reconciliation of Operating Income Before Amortization to operating income and net income.

	Three months ended March 31,
	2005	2004
	(In thousands)
Operating Income Before Amortization	$136,722	$98,673
Amortization of non-cash distribution and marketing expense	(432)	(5,038)
Amortization of non-cash compensation expense	(38,300)	(46,869)
Amortization of intangibles	(31,665)	(30,089)

Operating income	66,325	16,677
Interest income	9,799	6,417
Interest expense	—	(491)
Equity in losses of unconsolidated affiliates and other	1,034	(1,540)
Income tax expense	(29,385)	(8,344)
Minority interest in loss of consolidated subsidiaries	256	—

Net income	$48,029	$12,719

        The Company maintains operations in the United States, France, Germany, the United Kingdom, Canada and other international territories. Geographic information about the United States and international territories is presented below.

	Three months ended March 31,
	2005	2004
	(In thousands)
Revenue
United States	$385,419	$351,738
All other countries	99,627	61,524

	$485,046	$413,262

	March 31, 2005	December 31, 2004
	(In thousands)
Long-lived assets
United States	$72,326	$70,965
All other countries	12,564	10,461

	$84,890	$81,426

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS

        The balance of goodwill and intangible assets is as follows (in thousands):

	March 31, 2005	December 31, 2004
Goodwill	$5,846,107	$5,790,111
Intangible assets with indefinite lives	911,637	895,446
Intangible assets with definite lives	371,111	383,915

	$7,128,855	$7,069,472

        Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. At March 31, 2005, intangible assets with definite lives relate principally to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Distribution agreements	$186,209	$(85,525)	$100,684	5.5
Supplier relationships	212,709	(116,378)	96,331	3.6
Technology	187,950	(90,557)	97,393	4.7
Customer lists	27,782	(13,981)	13,801	8.4
Affiliate agreements	33,049	(5,810)	27,239	10.0
Domain names	10,865	(505)	10,360	10.0
Other	49,281	(23,978)	25,303	7.3

Total	$707,845	$(336,734)	$371,111

        At December 31, 2004, intangible assets with definite lives relate principally to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Distribution agreements	$176,722	$(78,362)	$98,360	5.5
Supplier relationships	208,776	(104,985)	103,791	3.6
Technology	187,753	(81,055)	106,698	4.7
Customer lists	21,662	(12,419)	9,243	8.1
Affiliate agreements	33,049	(4,984)	28,065	10.0
Domain names	10,865	(31)	10,834	10.0
Other	50,007	(23,083)	26,924	8.5

Total	$688,834	$(304,919)	$383,915

        Amortization of intangible assets with definite lives is computed on a straight-line basis and based on December 31, 2004 balances for the next five years and thereafter is estimated to be as follows (in thousands):

Years ending December 31
2005	$123,350
2006	108,516
2007	68,576
2008	48,030
2009	10,436
2010 and thereafter	25,007

$383,915

        The following table presents the balance of goodwill including the changes in carrying amount of goodwill for the three months ended March 31, 2005 (in thousands):

Balance as of January 1, 2005	$5,790,111
Additions	75,526
Deductions	(12,250)
Foreign Exchange Translation	(7,280)

Balance as of March 31, 2005	$5,846,107

        Additions principally relate to new acquisitions, primarily eLong. Deductions principally relate to (1) adjustments to the carrying value of goodwill based upon the finalization of the valuation of intangible assets and their related deferred tax impacts and (2) the income tax benefit realized pursuant to the exercise of stock options assumed in business acquisitions that were vested at the transaction date and are treated as a reduction in purchase price when the deductions are realized.

NOTE 6—EQUITY INVESTMENTS IN UNCONSOLIDATED AFFILIATES

        As of March 31, 2005, the Company owned 49.9% of L'Agence De Voyages—SNCF.com (France) which was accounted for under the equity method.

        At December 31, 2004, Expedia recorded an unrealized gain of $27.2 million, net of deferred taxes of $16.4 million, related to its warrant to acquire additional shares in eLong. On January 10, 2005, Expedia exercised its warrant to acquire additional eLong shares and, accordingly, reversed this unrealized gain through purchase accounting. Following the exercise of the warrant, Expedia owns approximately 52% of the outstanding capital stock of eLong on a fully diluted basis, representing approximately 96% of the total voting power of eLong. Accordingly, the Company began to consolidate the results of eLong effective January 10, 2005.

NOTE 7—RELATED PARTY TRANSACTIONS

        The Company's costs and expenses include allocations from IAC for accounting, treasury, legal, tax, corporate support, human resource functions and internal audit. These allocations were determined on the bases that IAC and the Company considered to be reasonable reflections of the utilization of services provided or the benefit received by the Company. These allocable expenses were allocated based on the ratio of Expedia's revenue as a percentage of IAC's total revenue. Allocated costs were $1.6 million and $1.9 million during the three months ended March 31, 2005 and 2004, respectively, and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had the Company operated as an unaffiliated entity. In the opinion of management of the Company, the allocation method is reasonable.

        Virtually all of the interest income and interest expense reflected in the combined statements of operations is intercompany in nature, arising from the transfer of liquid funds between IAC and Expedia that occurred as part of IAC's treasury operations. The increase in "Receivables from IAC and subsidiaries" for the three months ended March 31, 2005 as noted in the accompanying combined balance sheets relates primarily to cash transfers from Expedia to IAC as part of IAC's treasury operations.

Relationship Between IAC and Expedia after the Spin-Off

        For purposes of governing certain of the ongoing relationships between the Company and IAC at and after the Spin-Off, and to provide for an orderly transition, the Company and IAC have entered into various agreements, including, among others, a separation agreement; a tax sharing agreement; an employee matters agreement; and a transition services agreement. See the Company's Combined Historical Financial Statements for the year ended December 31, 2004 for descriptions of these agreements.

NOTE 8—DERIVATIVE INSTRUMENTS

        The Company's objective in managing its foreign exchange risk is to reduce its potential exposure to the changes that exchange rates might have on its earnings, cash flows and financial position. The Company's primary exposure to foreign currency risk relates to investments in foreign subsidiaries that transact business in a functional currency other than the U.S. dollar, primarily the Euro, British Pound Sterling and Canadian Dollar. The Company is also exposed to foreign currency risk related to its non-U.S. dollar denominated assets and liabilities. As such, from time to time, the Company may enter into forward contracts or swap transactions designated as cash flow hedges with financial institutions to protect against the volatility of future cash flows caused by changes in currency exchange rates in order to reduce, but not always entirely eliminate, the impact of currency exchange rate movements of these local currencies.

        On November 26, 2003, one of the Company's subsidiaries entered into a ten-year cross currency swap with a notional amount of Euro 39 million which is to mature on October 30, 2013 and is used to hedge against the change in value of an asset denominated in a currency other than the subsidiary's functional currency. This swap enables the Company to pay Euro at a rate of the three-month EURIBOR plus 0.50% on Euro 39 million. In exchange the Company receives 4.9% interest on $46.4 million U.S. dollars. In addition, on April 14, 2004, one of the Company's subsidiaries entered into a cross currency swap with a notional amount of Euro 38.2 million which is to mature on April 7, 2014 and is used to hedge against the change in value of an asset in a similar manner to the swap described above. This swap enables the Company to pay Euro at a rate of the six-month EURIBOR plus 0.90% on Euro 38.2 million. In exchange the Company receives 5.47% interest on $45.9 million

U.S. dollars. At the respective dates of maturity, these agreements call for the exchange of notional amounts. These derivative contracts have been designated as cash flow hedges for accounting purposes and foreign exchange re-measurement gains and losses related to these contracts and assets are recognized each period in the accompanying combined statements of operations and are offsetting. In addition, the remaining effective portion of these derivatives' gain or losses are recorded in other comprehensive income (loss) until the hedged items are extinguished. The changes in fair value of these cross currency swaps at March 31, 2005 and 2004 resulted in an unrealized loss of $10.5 million and $0.5 million, respectively. There was no ineffectiveness related to these cash flow hedges recognized in the accompanying combined statements of operations for the periods presented.

        Periodically, the Company has purchased 30 day foreign currency forwards in order to mitigate the effects of the changes in exchange rates between the time in which payables to hotel vendors in foreign countries are recorded and when they are settled. The changes in fair value of these foreign currency forwards are included as a component of cost of sales in the accompanying combined statements of operations. During the period ended March 31, 2004, the Company recognized nominal gains from forward contracts. During the period ended March 31, 2005, the Company did not enter into any foreign currency forward contracts.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        The Registrant's Restated Certificate of Incorporation, as amended, limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Registrant's Amended and Restated By-Laws provide that the directors and officers (and legal representatives of such directors and officers) will be indemnified to the fullest extent authorized by the Delaware General Corporation Law with respect to third-party actions, suits, investigations or proceedings provided that any such person has met the applicable standard of conduct set forth in the Delaware General Corporation Law described below. The Registrant's Amended and Restated By-Laws further provide that directors and officers (and legal representatives of such directors and officers) will be indemnified with respect to actions or suits initiated by such person only if such action was first approved by the board of directors. The Registrant's Amended and Restated By-Laws allow the Registrant to pay all expenses incurred by a director or officer (or legal representatives of such directors or officers) in defending any proceeding in which the scope of the indemnification provisions as such expenses are incurred in advance of its final disposition, upon an undertaking by such party to repay such expenses, if it is ultimately determined that such party was not entitled to indemnity by the Registrant. From time to time, officers and directors may be provided with indemnification agreements that are consistent with the foregoing provisions. The Registrant has policies of directors' and officers' liability insurance which insure directors and officers against the costs of defense, settlement and/or payment of judgment under certain circumstances. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 21.    Exhibits and Financial Statement Schedules.

  Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among IAC/InterActiveCorp, AJI Acquisition Corp. and Ask Jeeves, Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus included in this registration statement).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.

10.1		Employment Agreement, dated March 20, 2005, between Steve Berkowitz, AJI Acquisition Corp. and IAC
23.1		Consent of Ernst & Young LLP.
23.2		Consent of Ernst & Young LLP.
23.3		Consent of Ernst & Young LLP.
23.4		Consent of Ernst & Young LLP.
23.5		Consent of Ernst & Young LLP.
23.6		Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.7		Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8.2 hereto).
99.1		Opinion of Allen & Company LLC (incorporated by reference to Appendix B to the proxy statement/prospectus included in this registration statement).
99.2		Opinion of Citigroup Global Markets Inc. (incorporated by reference to Appendix C to the proxy statement/prospectus included in this registration statement).
99.3		Consent of Allen & Company LLC (included in Exhibit 99.1).
99.4		Consent of Citigroup Global Markets Inc.
99.5		Form of Proxy Card of Ask Jeeves, Inc. for Common Stock.
99.6	**	Consolidated Financial Statements of TripAdvisor, Incorporated.

**
Previously filed.

Item 22.    Undertakings.

        The undersigned Registrant hereby undertakes:

  (a)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference into the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (c)
  That every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d)
  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (e)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on June[    •    ], 2005.

IAC/INTERACTIVECORP
By:	/s/ GREGORY R. BLATT
	Name:	Gregory R. Blatt
	Title:	Executive Vice President, General Counsel and Secretary

        KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of IAC/InterActiveCorp, a Delaware corporation (the "Company"), which proposes to file with the Securities and Exchange Commission, Washington, D.C. ("SEC") under the provisions of the Securities Act of 1933, as amended (the "Act"), one or more registration statements on Form S-4 ("Registration Statement") for the registration under said Act of shares of the Company's common stock, par value $0.01 per share, hereby constitutes and appoints Thomas J. McInerney, Gregory R. Blatt and Joanne Hawkins his or her true and lawful attorneys-in-fact and agents, and each of them individually with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, individually and in any and all capacities stated below to sign the Registration Statement and any and all amendments (including any and all post-effective amendments) thereto and any and all instruments necessary or advisable in connection therewith, including, without limitation, petitions, applications, consents to service of process or other instruments, any and all documents in support thereof or supplemental thereto, and any and all amendments or supplements to the foregoing, as may be necessary or advisable to qualify or register the securities covered by said Registration Statement under such securities laws, regulations or requirements as may be applicable, and to file the same with all exhibits thereto and any and all other documents in connection therewith, with the SEC, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requested and necessary to be done in and about the premises as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        IN WITNESS WHEREOF and pursuant to the requirements of the Securities Act, this power of attorney and this registration statement has been signed by the following persons in the capacities indicated as of June [    •    ], 2005.

Signature	Title

/s/ BARRY DILLER* Barry Diller	Chairman of the Board, Chief Executive Officer and Director
/s/ VICTOR A. KAUFMAN* Victor A. Kaufman	Vice Chairman and Director
/s/ THOMAS J. MCINERNEY* Thomas J. McInerney	Executive Vice President and Chief Financial Officer

/s/ MICHAEL H. SCHWERDTMAN Michael H. Schwerdtman	Vice President and Controller (Chief Accounting Officer)
/s/ EDGAR BRONFMAN, JR.* Edgar Bronfman, Jr.	Director
/s/ DONALD R. KEOUGH* Donald R. Keough	Director
/s/ MARIE-JOSÉE KRAVIS* Marie-Josée Kravis	Director
/s/ STEVEN RATTNER* Steven Rattner	Director
/s/ H. NORMAN SCHWARZKOPF* H. Norman Schwarzkopf	Director
/s/ ALAN G. SPOON* Alan G. Spoon	Director
/s/ DIANE VON FURSTENBERG* Diane Von Furstenberg	Director

        *By Attorney-in-fact.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of March 21, 2005, by and among IAC/InterActiveCorp, AJI Acquisition Corp. and Ask Jeeves, Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus included in this registration statement).
5.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to the validity of the shares being issued.
8.1	Form of opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters.
8.2	Form of opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.
10.1	Employment Agreement, dated March 20, 2005, between Steve Berkowitz, AJI Acquisition Corp and IAC.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of Ernst & Young LLP.
23.4	Consent of Ernst & Young LLP.
23.5	Consent of Ernst & Young LLP.
23.6	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibits 5.1 and 8.1 hereto).
23.7	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8.2 hereto).
99.1	Opinion of Allen & Company LLC (incorporated by reference to Appendix B to the proxy statement/prospectus included in this registration statement).
99.2	Opinion of Citigroup Global Markets Inc. (incorporated by reference to Appendix C to the proxy statement/prospectus included in this registration statement).
99.3	Consent of Allen & Company LLC (included in Exhibit 99.1).
99.4	Consent of Citigroup Global Markets Inc.
99.5	Form of Proxy Card of Ask Jeeves, Inc. for Common Stock.
99.6**	Consolidated Financial Statements of TripAdvisor, Incorporated.

**
Previously filed.

QuickLinks

IMPORTANT

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
Adjusted for one-for-two reverse stock split that has been proposed in connection with the spin-off
RECENT DEVELOPMENTS
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE ASK JEEVES SPECIAL MEETING
THE MERGER
INTERESTS OF CERTAIN PERSONS IN THE MERGER
THE MERGER AGREEMENT
IAC/INTERACTIVECORP AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
IAC/INTERACTIVECORP AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (In thousands, except per share amounts)
CERTAIN LEGAL PROCEEDINGS
THE COMPANIES
COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF THE SURVIVING CORPORATION
DESCRIPTION OF IAC CAPITAL STOCK PRIOR TO THE SPIN-OFF
COMPARISON OF STOCKHOLDER RIGHTS
Summary Comparison Among Rights of Holders of Ask Jeeves Securities, IAC Securities Before the Spin-Off, IAC Securities Following the Spin-Off and Expedia Securities Following the Spin-Off
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
MISCELLANEOUS

EXHIBIT LIST
INDEX OF DEFINED TERMS
ARTICLE I THE MERGER
ARTICLE II DIRECTORS, OFFICERS AND CHARTER DOCUMENTS
ARTICLE III TREATMENT OF SECURITIES
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER
ARTICLE VII ADDITIONAL AGREEMENTS
ARTICLE VIII CONDITIONS
ARTICLE IX TERMINATION, AMENDMENT AND WAIVER
ARTICLE X GENERAL PROVISIONS
INFORMATION RELATING TO THE SPIN-OFF AND RELATED IAC PROPOSALS

QUESTIONS AND ANSWERS
THE SPIN-OFF PROPOSAL
Summary Compensation Table
Stock Option Information
THE REVERSE STOCK SPLIT PROPOSAL
THE CORPORATE OPPORTUNITY PROPOSAL
EXPEDIA, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
EXPEDIA, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
EXPEDIA, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS Three Months Ended March 31, 2005
EXPEDIA, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS Year Ended December 31, 2004
EXPEDIA, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (In thousands, except per share amounts)
Report of Independent Registered Public Accounting Firm
EXPEDIA, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS
EXPEDIA, INC. AND SUBSIDIARIES COMBINED BALANCE SHEETS
EXPEDIA, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF INVESTED EQUITY
EXPEDIA, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS
EXPEDIA, INC. AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
EXPEDIA, INC. AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
EXPEDIA, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX